
04010574

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Harvest Energy Trust and Harvest Operations Corp

*CURRENT ADDRESS 1900, 330 - 5th Avenue SW
Calgary, Alberta T2P 0L4

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34779 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 3/15/04



Les titres décrits dans le présent p... isa. Ils ne peuvent être proposés que par des ... cée sur la qualité des titres offerts dans le p... nfraction. Ces titres n'ont pas été et ne seron... lifiée. Par conséquent, sauf dans la mesure où... endus aux États-Unis et le présent prospectus... titres aux États-Unis. Voir « Mode de placem...

Nouvelle émission **Le 7 octobre 2003**



45 000 000 $

3 750 000 parts de fiducie

Harvest Energy Trust (la « Fiducie ») assure par les présentes l'admissibilité du placement (le « placement ») de 3 750 000 parts de fiducie (les « parts de fiducie ») de la Fiducie au prix de 12,00 $ (le « prix d'émission ») par part de fiducie. Les modalités du présent placement, y compris le prix d'émission, ont été établies par voie de négociation entre Harvest Operations Corp. (la « Société »), pour le compte de la Fiducie, et Financière Banque Nationale Inc., pour son propre compte et celui de Marchés mondiaux CIBC Inc., de FirstEnergy Capital Corp. et de Haywood Securities Inc. (collectivement, les « preneurs fermes »).

Prix : 12,00 $ par part de fiducie

	Prix d'émission	Rémunération des preneurs fermes	Produit net pour la Fiducie[1]
Par part de fiducie	12,00 $	0,72 $	11,28 $
Total	45 M$	2,7 M$	42,3 M$

Notes

(1) Sans déduire les frais du présent placement estimés à 350 000 $, qui seront réglés au moyen des liquidités dont la Fiducie dispose.

(2) La Fiducie a octroyé aux preneurs fermes une option d'attribution excédentaire (l'« option d'attribution excédentaire ») qui permet à ceux-ci d'acheter un nombre maximal de 562 500 parts de fiducie supplémentaires au prix d'émission et qui peut être levée, en totalité ou en partie, pendant la période de 30 jours suivant la date de clôture du présent placement, afin de couvrir les attributions excédentaires, s'il y a lieu, et à des fins de stabilisation du marché. Si l'option d'attribution excédentaire est levée intégralement, le prix d'émission, la rémunération des preneurs fermes et le produit net pour la Fiducie, sans tenir compte des frais d'émission, totaliseront respectivement 51,75 M$, 3,105 M$ et 48,645 M$. Le présent prospectus assure l'admissibilité de l'octroi de l'option d'attribution excédentaire et des parts de fiducie pouvant être émises au moment de la levée de celle-ci. Voir « Mode de placement ».

Sous réserve de certaines hypothèses, limitations et restrictions, de l'avis de Burnet, Duckworth & Palmer LLP, conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon s.r.l., conseillers juridiques des preneurs fermes, à la date du présent prospectus, les parts de fiducie constitueront, à la date d'émission, des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études en vertu de la *Loi de l'impôt sur le revenu* (Canada) et ne constitueront pas des biens étrangers au sens de cette loi. Voir « Admissibilité à des fins de placement ».

Les preneurs fermes offrent conditionnellement les parts de fiducie, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie et leur remise et leur acceptation par les preneurs fermes, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique ayant trait à l'admissibilité des parts de fiducie à des fins de placement par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Blake, Cassels & Graydon s.r.l., pour le compte des preneurs fermes.

Financière Banque Nationale Inc., l'un des preneurs fermes, est une filiale en propriété exclusive d'une banque à charte canadienne qui est un prêteur de la Société et envers laquelle la Société est endettée. Par conséquent, la Fiducie peut être considérée comme un émetteur associé à Financière Banque Nationale Inc. aux fins des règlements sur les valeurs mobilières de certaines provinces. En outre, la Fiducie a retenu les services de Financière Banque Nationale dans le cadre de l'acquisition des nouvelles propriétés et lui versera une rémunération au moment où l'acquisition des nouvelles propriétés sera réalisée. Voir « Liens entre la Fiducie et un certain preneur ferme ».

Les parts de fiducie émises et en circulation sont inscrites à la TSX sous le symbole « HTE.UN ». Le 6 octobre 2003, le cours de clôture des parts de fiducie s'est établi à 12,16 $ à la TSX.

Les souscriptions des parts de fiducie seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Les certificats représentant les parts de fiducie pourront être remis à la clôture du présent placement, qui devrait avoir lieu vers le 16 octobre 2003, au plus tard le 31 octobre 2003. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un niveau autre que celui qui serait formé sur le marché libre. Voir « Mode de placement ».

Un placement dans les parts de fiducie est très spéculatif en raison d'un certain nombre de risques qu'il comporte, dont les suivants : (i) la volatilité du prix du pétrole, du gaz naturel et des produits du gaz naturel; (ii) la capacité de la Fiducie de remplacer les réserves en en achetant d'autres ou autrement; (iii) l'épuisement et la récupérabilité des réserves et l'estimation des réserves; (iv) les questions d'ordre environnemental; (v) le service de la dette, (vi) les changements législatifs; (vii) la nature de l'exploitation pétrolière et gazière; (viii) la dépendance à l'endroit de la Société; (ix) les conflits d'intérêts éventuels; (x) l'admissibilité à des fins de placement; (xi) la nature des parts de fiducie; (xii) la fluctuation des taux d'intérêt; (xiii) la fluctuation de la valeur du dollar canadien par rapport à d'autres devises; (xiv) la fluctuation du prix de l'énergie électrique. Voir « Facteurs de risque ».

PROPRIÉTÉS DE LA FIDUCIE



ALBERTA
SASKATCHEWAN
EDMONTON
Calgary
Lethbridge
Red Deer
Jasper Park
Banff Park
W4
W3
W2
BELLSHILL NON-UNIT
THOMPSON LAKE
KILLARNEY
DAVID NORTH
AMISK
CZAR
HAYTER SOUTH
HAYTER
WEST PROVOST
Provost
4TH MERIDIAN
R.13
R.12
R.11
R.10
R.9
R.8
R.7
R.6
R.5
R.4
R.3
R.2
R.1
T.41
T.40
T.39
T.38
T.37
MOOSE VALLEY
BENDER
HAZELWOOD
CORNING/FLINTON
WHITE BEAR
LIGHTNING
2ND MERIDIAN
T.15
T.14
T.13
T.12
T.11
T.10
T.9
T.8
T.7
R.14
R.1 W2M
R.33
R.32
R.31 W1M
LOCATOR MAP AB SK
Harvest Energy Trust

TABLE DES MATIÈRES

Page

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

La Fiducie fait la présente mise en garde au sujet de facteurs importants qui pourraient faire en sorte que ses résultats réels diffèrent considérablement des résultats prévus par les énoncés prospectifs faits dans le présent prospectus. Les énoncés qui expriment ou mettent en cause des attentes, des convictions, des projets, des objectifs, des hypothèses ou des événements ou rendements futurs (souvent, mais pas toujours, au moyen de termes tels que « entraînera probablement », « s'attendre à », « continuer à », « prévoir », « estimer », « avoir l'intention de », « projeter », « projections » et « perspectives ») ne constituent pas des faits historiques et peuvent constituer des énoncés prospectifs. Ces énoncés peuvent mettre en cause des estimations, des hypothèses et des incertitudes qui pourraient faire en sorte que les résultats réels diffèrent considérablement des résultats exprimés par ces énoncés prospectifs. Par conséquent, ces énoncés sont présentés sous réserve des facteurs dont il est question dans le présent prospectus, plus particulièrement les facteurs de risque qui sont présentés à la rubrique « Facteurs de risque ». Étant donné que les résultats réels pourraient différer considérablement des résultats exprimés par les énoncés prospectifs faits par la Fiducie ou pour son compte, les épargnants sont priés de ne pas s'y fier indûment. De plus, ces énoncés prospectifs sont valides à la date à laquelle ils ont été faits uniquement, et la Fiducie ne s'engage aucunement à les mettre à jour pour tenir compte de nouveaux événements ou circonstances survenus après la date à laquelle ils ont été faits ou pour tenir compte d'événements imprévus, sauf si la loi, y compris les lois sur les valeurs mobilières applicables, l'y oblige. De nouveaux facteurs pourraient survenir, et la direction de la Société n'est pas en mesure de prévoir chacun d'eux ni d'évaluer à l'avance l'incidence qu'ils auront sur la Fiducie et la mesure dans laquelle un ou plusieurs de ces facteurs pourraient faire en sorte que les résultats réels diffèrent considérablement des résultats exprimés dans les énoncés prospectifs.

DIVULGATION SUPPLÉMENTAIRE

Les espèces à distribuer, les espèces distribuables et le taux de rendement en termes d'encaisse ne font pas l'objet des principes comptables généralement reconnus. La direction estime qu'en plus du revenu net et du revenu net par part de fiducie, les espèces à distribuer et les espèces distribuables sont des mesures supplémentaires utiles, étant donné qu'ils donnent aux épargnants des renseignements sur les espèces distribuables. Le taux de rendement en termes d'encaisse est une autre mesure utile qui est largement utilisée, car il donne aux épargnants des renseignements sur les espèces réellement distribuées par rapport au cours de négociation. Les épargnants sont prévenus que les espèces à distribuer, les espèces distribuables et le taux de rendement en termes d'encaisse ne devraient pas être interprétés comme remplaçant le revenu net tel qu'il est établi selon les principes comptables généralement reconnus au Canada. **Les épargnants sont également prévenus que le taux de rendement en termes d'encaisse représente une combinaison entre le rendement du placement initial des épargnants et le produit du placement initial des épargnants et il n'est pas comparable au rendement traditionnel sur les titres d'emprunt à l'égard desquels les épargnants ont droit au remboursement intégral du capital de la dette à l'échéance en plus du rendement sur le placement qu'ils touchent au moyen des versements d'intérêts.**

GLOSSAIRE

Dans le présent prospectus, sauf indication contraire, les termes suivants ont le sens qui leur est donné ci-après :

« **acte de fiducie** » désigne l'acte de fiducie modifié et mis à jour daté du 27 septembre 2002 conclu entre le fiduciaire et la Société, en sa version modifiée au moyen d'actes de fiducie complémentaires.

« **amodiation** » désigne une convention aux termes de laquelle un tiers convient d'assumer la totalité ou une partie des frais de forage de puits d'une ou de plusieurs propriétés en vue d'acquérir une participation dans celles-ci, une filiale en exploitation conservant un intérêt résiduel dans les propriétés en question.

« **acquisition des nouvelles propriétés** désigne l'acquisition des nouvelles propriétés devant être acquises par la Société conformément à la convention relative à l'acquisition des nouvelles propriétés.

« **BCAA** » désigne la *Business Corporations Act* (Alberta), en sa version modifiée, y compris le règlement y afférent.

« **billets** » désigne, collectivement, les billets à ordre que la Société peut émettre en série conformément à un acte relatif aux billets, qui seront remboursés en contrepartie d'une partie de la PBN, dont la juste valeur marchande correspond au capital en question et qui sont assujettis aux modalités suivantes :

a) les billets ne sont pas garantis et portent intérêt au taux annuel de 6 % payable mensuellement à terme échu le 20e jour du mois suivant;

b) les billets sont subordonnés à toutes les dettes prioritaires, ce qui comprend toutes les dettes relatives aux sommes empruntées ou dues dans le cadre de l'achat de propriétés en cas de défaut de paiement de ces dettes prioritaires et tous les comptes fournisseurs de la Société ou d'une filiale de celle-ci ou de la Fiducie dans le cadre de procédures intentées par un créancier, par exemple en cas de faillite, de liquidation ou d'insolvabilité;

c) sous réserve de leur remboursement par anticipation, les billets sont exigibles au quinzième anniversaire de la date à laquelle ils ont été émis;

d) le capital global des billets ne doit pas excéder 500 M$;

e) les billets sont assujettis aux autres modalités qui sont habituellement stipulées dans les actes relatifs aux billets à ordre de ce type qui seront approuvés par le conseil de Harvest.

« **billets de financement provisoire** » désigne, collectivement, les billets de financement provisoire conclus le 29 septembre 2003 entre la Fiducie et chacun des prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 30 M$ peuvent être consenties à la Fiducie afin de faciliter le remboursement intégral de la facilité bancaire préalable et le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des nouvelles propriétés.

« **billets de financement provisoire par capitaux propres** » désigne, collectivement, les billets de financement provisoire par capitaux propres datés du 28 juillet 2003 et modifiés le 29 septembre 2003, conclus entre la Fiducie et chacun des prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 40 M$ peuvent être consenties à la Fiducie afin de faciliter le remboursement intégral de la facilité bancaire préalable et le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des nouvelles propriétés.

« **bons de souscription spéciaux** » désigne les bons de souscription de parts de fiducie spéciaux vendus aux membres du syndicat de prise ferme le 4 février 2003, qui ont été échangés contre des parts de fiducie au moment de leur exercice réputé le 7 mars 2003.

« **Caribou** » désigne Caribou Capital Corp.

« **CIAR** » désigne le crédit d'impôt de l'Alberta au titre des redevances, programme du gouvernement provincial de l'Alberta prévoyant l'octroi, dans certaines circonstances, de crédits d'impôt relatifs aux redevances sur la production de pétrole et de gaz naturel payables à la province d'Alberta.

« **conseil d'administration** » ou « **conseil de Harvest** » désigne le conseil d'administration de la Société.

« **convention d'administration** » désigne la convention datée du 27 septembre 2002 conclue entre le fiduciaire et la Société aux termes de laquelle la Société fournit certains services d'administration et de consultation relativement à la Fiducie. Voir « Description de la Fiducie » et « Renseignements portant sur la Société ».

« **conventions de financement provisoire**» désigne, collectivement, les billets de financement provisoire et les billets de financement provisoire par capitaux propres.

« **convention de prise ferme** » désigne la convention de prise ferme conclue en date du 7 octobre 2003 entre la Fiducie et les preneurs fermes relativement à la vente des parts de fiducie.

« **convention de vente de redevances directes** » désigne une convention d'achat et de vente conclue entre la Fiducie et une filiale en exploitation prévoyant l'achat de redevances directes par la Fiducie à une filiale en exploitation.

« **convention relative à l'acquisition des nouvelles propriétés** »désigne la convention d'achat et de vente conclue entre le vendeur des nouvelles propriétés et la Société en date du 1er octobre 2003 relativement à l'achat des nouvelles propriétés.

« **conventions relatives à la PBN** » désigne, collectivement, la convention relative à la participation au bénéfice net modifiée et mise à jour datée du 27 septembre 2002, conclue entre la Société et la Fiducie et la convention de redevances conclue en date du 17 janvier 2003 entre WEI et Compagnie Trust BNY Canada, à titre de fiduciaire de Westcastle Energy Trust, et « **convention relative à la PBN** » désigne l'une ou l'autre de ces conventions, selon le cas.

« **date de clôture des registres** » désigne le 31 décembre de chaque année suivant la date des présentes et le dernier jour de chaque mois civil ou toute autre date que le fiduciaire pourrait établir suivant la recommandation du conseil d'administration.

« **débentures du groupe de direction** » désigne les débentures de 990148 Alberta Ltd. antérieurement détenues par le groupe de direction. Voir « Structure du capital de la Fiducie » et « Dirigeants et autres personnes intéressés dans des opérations importantes ».

« **espèces à distribuer** » désigne, pour une période donnée, les espèces distribuables, déduction faite des sommes prélevées par la Fiducie et destinées au fonds de capital.

« **espèces distribuables** » désigne, pour une période donnée, toutes les sommes que la Fiducie pourrait distribuer, pendant une période donnée, aux porteurs de parts de fiducie avant d'effectuer les prélèvements destinés au fonds de capital. Voir « Description de la Fiducie – Espèces distribuables ».

« **facilité bancaire préalable** » désigne la facilité de crédit préalable consentie à la Société par le prêteur de la facilité bancaire préalable, qui a été remboursée intégralement le 30 septembre 2003.

« **FBCPG** » désigne les frais à l'égard de biens canadiens relatifs au pétrole et au gaz, au sens de la Loi de l'impôt.

« **fiduciaire** » désigne Valiant Trust Company, ou son successeur à titre de fiduciaire de la Fiducie.

« **Fiducie** » ou « **Harvest** » désigne Harvest Energy Trust.

« **filiales en exploitation** » désigne, collectivement, la Société et WEI, chacune étant une filiale en propriété exclusive de la Fiducie, et « **filiale en exploitation** » désigne soit la Société, soit WEI, selon le cas.

« **fonds de la Fiducie** » désigne, à quelque moment que ce soit, l'un ou l'autre des sommes, des biens et des éléments d'actif suivants que le fiduciaire détient, à ce moment-là, pour le compte de la Fiducie aux fins de celle-ci aux termes de l'acte de fiducie :

a) la somme versée en règlement de la Fiducie;

b) tous les fonds réalisés au moment de l'émission des parts de fiducie;

c) les placements autorisés dans lesquels des fonds peuvent être placés;

d) tous les droits sur le revenu réalisé conformément à la convention relative à la PBN conclue avec la Société, y compris la PBN applicable;

e) tous les droits sur le revenu réalisé conformément une convention de vente de redevances directes;

f) les placements subséquents;

g) le produit de l'aliénation de l'un ou l'autre des biens susmentionnés, y compris les redevances directes;

h) les revenus, l'intérêt, les profits, les gains et la plus-value, ainsi que les éléments d'actif, droits et avantages additionnels de quelque nature que ce soit, découlant directement ou indirectement des biens ou du produit de l'aliénation susmentionnés.

« **fonds de capital** » désigne le montant cumulatif des fonds que la Fiducie prélève sur les espèces distribuables afin de financer les acquisitions futures et la mise en valeur de propriétés. Voir « Description de la Fiducie – Fonds de capital ».

« **fonds de réserve** » désigne le montant cumulatif des revenus de production et des autres revenus que les filiales en exploitation ont le droit de conserver, aux termes des conventions relatives à la PBN, dans le but d'assurer le règlement des frais de production dont elles estiment qu'ils pourraient être exigibles au cours du semestre suivant et qu'elles ne pourraient peut-être pas régler au moment opportun en raison d'une insuffisance éventuelle des revenus de production. Voir « Description de la Fiducie – La PBN et les redevances directes – Fonds de réserve ».

« **groupe de direction** » désigne les administrateurs et les membres de la direction de la Société et les membres de leurs familles, leurs amis proches et leurs collaborateurs qui étaient propriétaires des débentures du groupe de direction. Voir « Structure du capital de la Fiducie » et « Dirigeants et autres personnes intéressés dans des opérations importantes ».

« **Harvest Sask** » désigne Harvest Sask Energy Trust, fiducie établie en vertu des lois de la province d'Alberta, détenue en propriété exclusive par la Fiducie.

« **indice de durée des réserves** » ou « **IDR** » désigne le chiffre obtenu en divisant la quantité de réserves établies par la production annualisée de pétrole, de gaz naturel et de liquides de gaz naturel tirée de ces réserves en 2003, selon les projections énoncées dans le rapport McDaniel sur les propriétés existantes ou le rapport McDaniel sur les nouvelles propriétés, selon le cas.

« **intérêt économique direct** » désigne la participation indivise détenue par une partie dans un bail pétrolier, gazier ou minier octroyé par la Couronne ou un propriétaire minier franc, cette participation donnant à son porteur le droit « d'exploiter » la propriété (le bail) à des fins d'exploration, de mise en valeur, de production et de commercialisation des substances visées par le bail, à l'exclusion notamment des redevances, des redevances dérogatoires, des redevances dérogatoires brutes, des participations aux bénéfices nets ou des autres droits qui donnent droit à leur porteur à une partie de la production ou du produit tiré de la vente de la production, sans que lui soit octroyé le droit ou que lui incombe l'obligation correspondant « d'exploiter » la propriété.

« **jour ouvrable** » désigne tous les jours sauf le samedi, le dimanche ou les jours fériés dans la province d'Alberta ou les autres jours où les banques situées à Calgary, en Alberta, ne sont pas ouvertes.

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada) et le règlement y afférent.

« **loi sur les valeurs mobilières américaine** » désigne la *Securities Act of 1933* des États-Unis, en sa version modifiée.

« **McDaniel** » désigne McDaniel & Associates Consultants Ltd., ingénieurs spécialistes des gisements de pétrole et de gaz naturel indépendants de Calgary, en Alberta.

« **membre du groupe** » signifie, en ce qui a trait aux relations entre deux sociétés par actions, que l'une d'entre elles est contrôlée par l'autre ou que les deux sont contrôlées par la même personne et, à cette fin, une société par actions est réputée être contrôlée par la personne qui est propriétaire d'un nombre suffisant de ses actions comportant droit de vote, ou qui exerce de fait une emprise sur ces actions, autrement que par l'intermédiaire d'une garantie uniquement (soit directement en étant propriétaire d'actions de la société, soit indirectement en étant propriétaire d'actions d'une autre société ou autrement), pour élire la majorité de ses administrateurs.

« **nouvelle facilité bancaire** » désigne la facilité de crédit devant être consentie par le prêteur de la nouvelle facilité bancaire, qui est décrite à la rubrique « Renseignements portant sur la Société – Emprunts de la Société ».

« **nouvelle facilité bancaire provisoire** » désigne la facilité de crédit provisoire consentie par le prêteur de la nouvelle facilité bancaire provisoire, qui est décrite à la rubrique « Renseignements portant sur la Société – Emprunts de la Société ».

« **nouvelles propriétés** » désigne divers intérêts économiques directs, droits de redevances, droits sur les données sismiques tridimensionnelles exclusives et autres participations devant être acquis dans le cadre de l'acquisition des nouvelles propriétés, qui est décrite à la rubrique « Acquisition des nouvelles propriétés ».

« **NYMEX** » désigne la New York Mercantile Exchange.

« **obligation différée de versement du prix d'achat** » désigne, collectivement, l'obligation permanente qui incombe à la Fiducie, dans la mesure des fonds dont elle dispose, de verser aux filiales en exploitation une somme correspondant à 99 % du coût, y compris les sommes empruntées en vue de l'acquisition, des avoirs miniers canadiens acquis par une filiale en exploitation et du coût, y compris les sommes empruntées en vue du financement, de certaines dépenses en immobilisations stipulées relatives aux propriétés.

« **option d'attribution excédentaire** » désigne l'option d'attribution excédentaire octroyée par la Fiducie aux preneurs fermes, qui permet à ceux-ci d'acheter un nombre maximal de 562 500 parts de fiducie supplémentaires au prix d'émission et qui peut être levée, en totalité ou en partie, pendant la période de 30 jours suivant la date de clôture du présent placement, afin de couvrir les attributions excédentaires, s'il y a lieu, et à des fins de stabilisation du marché.

« **participations dans les propriétés** » désigne les droits pétroliers et gaziers, les biens corporels et participations diverses connexes dont les filiales en exploitation sont propriétaires véritables.

« **part de fiducie** » désigne une part de la Fiducie qui est créée, émise et attestée par un certificat aux termes de l'acte de fiducie, et qui est en circulation et donne à son porteur le droit d'en tirer les avantages qu'elle comporte.

« **PBN** » désigne, collectivement, la participation au bénéfice net que les filiales en exploitation doivent à la Fiducie aux termes des conventions relatives à la PBN.

« **personne** » désigne un particulier, une personne morale, une fiducie, un syndicat, un fonds de pension, un gouvernement ou un organisme gouvernemental.

« **placement** » désigne le placement de parts de fiducie qui fait l'objet du présent prospectus.

« **placements autorisés** » désigne ce qui suit :

a) les prêts consentis à la Société;

b) les comptes portant intérêt de certaines institutions financières, y compris les banques à charte canadiennes et le fiduciaire;

c) les obligations émises ou garanties par le gouvernement du Canada ou d'une province canadienne ou un organisme ou un intermédiaire d'un tel gouvernement;

d) les dépôts à terme, les certificats de placement garanti, les certificats de dépôt ou les acceptations bancaires émis, garantis ou acceptés par une banque à charte ou une autre institution financière canadienne (y compris le fiduciaire et les membres de son groupe), dont les titres d'emprunt ou les dépôts à court terme ont obtenu au moins la cote A ou l'équivalent de Standard & Poor's Corporation, de Moody's Investors Service, Inc. ou de Dominion Bond Rating Service Limited;

e) le papier commercial ayant obtenu au moins la cote A ou l'équivalent de Dominion Bond Rating Service Limited;

f) les placements dans des personnes morales, des sociétés de personnes ou des fiducies exerçant des activités dans le secteur pétrolier ou gazier;

toutefois, un placement ne constitue pas un placement autorisé dans les cas suivants :

g) le placement ferait en sorte que le coût indiqué de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par le règlement 5000(1) du règlement afférent à la Loi de l'impôt;

h) le placement est un « titre de petite entreprise » au sens de la partie L1 du règlement afférent à la Loi de l'impôt;

i) le placement ferait en sorte que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

« **placements subséquents** » désigne les placements que la Fiducie peut faire conformément à l'acte de fiducie, notamment les placements suivants :

a) effectuer les paiements à la Société conformément aux obligations différées de versement du prix d'achat prévues dans la convention relative à la PBN;

b) acheter des titres de la Société et des titres d'autres entreprises, ou investir dans de tels titres, et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;

c) payer les frais relatifs aux activités décrites ci-dessus,

toutefois, un placement ne constituera pas un placement subséquent dans les cas suivants :

d) le placement ferait en sorte que le coût indiqué pour la Fiducie de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par le règlement 5000(1) du règlement afférent à la Loi de l'impôt;

e) le placement est un « titre de petite entreprise » au sens de la partie L1 du règlement afférent à la Loi de l'impôt;

f) le placement ferait en sorte que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

« **porteurs de parts** » désigne les porteurs d'une ou de plusieurs parts de fiducie.

« **premier appel public à l'épargne** » désigne le placement initial de 3 750 000 parts de fiducie au prix de 8,00 $ chacune réalisé le 5 décembre 2002, qui a donné un produit brut de 30 000 000 $, y compris l'option d'attribution excédentaire octroyée aux preneurs fermes qui a permis à ces derniers d'acheter, au moment de la levée, 562 500 parts de fiducie supplémentaires au prix de 8,00 $ chacune, ce qui a donné un produit brut de 4 500 000 $.

« **preneurs fermes** » désigne, collectivement, Financière Banque Nationale Inc., Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp. et Haywood Securities Inc.

« **prêteur de la facilité bancaire préalable** » désigne le consortium de prêteurs dont une banque américaine est l'un des prêteurs et l'agent administratif pour le compte de tous les prêteurs.

« **prêteur de la nouvelle facilité bancaire** » désigne le consortium de prêteurs constitué de deux banques à charte canadiennes et de succursales du Alberta Treasury.

« **prêteur de la nouvelle facilité bancaire provisoire** » désigne la banque à charte canadienne qui consent la nouvelle facilité bancaire provisoire.

« **prêteurs du financement provisoire** » désigne, collectivement, Caribou et le président du conseil de la Société.

« **prix d'émission** » désigne le prix de 12,00 $ par part de fiducie à l'égard des parts de fiducie faisant l'objet du présent prospectus.

« **production** » désigne le pétrole, le gaz naturel et les liquides de gaz naturel produits attribués aux propriétés.

« **propriétés** » désigne les intérêts économiques directs, les droits de redevances ou les autres intérêts des filiales en exploitation dans des droits pétroliers et gaziers, des biens corporels et des participations diverses, y compris les propriétés qui pourraient être acquises par l'une ou l'autre des filiales en exploitation.

« **propriétés existantes** » désigne les propriétés en date du présent prospectus.

« **quote-part** » désigne, à l'égard d'un porteur de parts, à quelque moment que ce soit, le chiffre qui correspond au produit obtenu en multipliant le nombre de parts de fiducie qui appartiennent au porteur de parts en question à ce moment-là par le quotient obtenu en divisant ce chiffre par le nombre total de parts de fiducie émises et en circulation à ce moment-là.

« **rapport McDaniel sur les nouvelles propriétés** » désigne l'évaluation technique indépendante des réserves liées aux nouvelles propriétés au 1er janvier 2003, datée du 30 septembre 2003, que McDaniel a dressée pour le compte de la Société d'après les hypothèses de la constance des prix des coûts et les hypothèses de la hausse des prix et des coûts du 1er mai 2003.

« **rapport McDaniel sur les propriétés existantes** » désigne, collectivement, les évaluations techniques indépendantes des réserves liées aux propriétés existantes et aux redevances directes au 1er janvier 2003, datées du 5 août 2003, que McDaniel a dressées pour le compte de la Société d'après les hypothèses de la constance des prix et des coûts et les hypothèses de la hausse des prix et des coûts du 1er mai 2003.

« **rapport Seaton-Jordan sur les nouvelles propriétés** » désigne l'évaluation indépendante, en date du 1er juillet 2003, des terrains inexploités liés aux nouvelles propriétés, datée du 1er octobre 2003.

« **rapport Seaton-Jordan sur les propriétés existantes** » désigne l'évaluation indépendante, en date du 1er juillet 2003, des terrains inexploités liés aux propriétés existantes, datée du 24 juillet 2003.

« **redevances directes** » désigne les droits de redevance sur des droits pétroliers et gaziers acquis par la Fiducie aux termes d'une convention de vente des redevances directes.

« **régime d'achat de parts incitatif** » désigne le régime d'achat de parts incitatif de la Fiducie qui est décrit à la rubrique « Régime d'achat de parts incitatif ».

« **régime de réinvestissement** » désigne le régime de réinvestissement des distributions et d'achat facultatif de parts.

« **réserves brutes** » désigne, collectivement, la participation que les filiales en exploitation ont ou doivent acquérir dans les réserves, sans tenir compte des droits de redevances.

« **réserves établies** » désigne le résultat obtenu en additionnant 100 % des réserves prouvées et 50 % des réserves probables.

« **réserves prouvées** », « **réserves probables** », « **réserves productives** », « **réserves non productives** », « **réserves nettes** », « **réserves inexploitées** » et « **total des réserves prouvées** » ont le sens qui leur est attribué aux rubriques « Réserves de pétrole et de gaz attribuables aux propriétés existantes et aux redevances directes » et « Acquisition des nouvelles propriétés – Réserves de pétrole et de gaz », selon le cas.

« **résolution ordinaire** » désigne la résolution approuvée, à une assemblée des porteurs de parts, par plus de 50 % des voix exprimées par les porteurs de parts qui y assistent ou y sont représentés par procuration, ou pour le compte de ceux-ci.

« **résolution spéciale** » désigne une résolution présentée en vue d'être adoptée en tant que résolution spéciale à une assemblée des porteurs de parts (y compris la reprise d'une assemblée en cas d'ajournement) dûment convoquée à cette fin et tenue conformément aux dispositions de l'acte de fiducie, à laquelle assistent, ou sont représentés par procuration, au moins deux porteurs d'au moins 10 % du nombre total de parts de fiducie alors en circulation, et adoptée au moyen du vote affirmatif des porteurs d'au moins 66 2/3 % des parts de fiducie représentés à l'assemblée qui ont pris part au scrutin.

« **Seaton-Jordan** » désigne Seaton-Jordan & Associates Ltd., évaluateurs de terrains indépendants de Calgary, en Alberta.

« **Société** » désigne Harvest Operations Corp., filiale en propriété exclusive de la Fiducie et ses filiales en propriété exclusive.

« **terrains inexploités** » désigne les terrains compris dans les propriétés existantes ou les nouvelles propriétés dont le potentiel au chapitre des réserves prouvées ou des réserves probables n'a pu être confirmé par l'exécution de travaux de mise en valeur ou d'exploration régionaux à la date d'effet du rapport McDaniel sur les propriétés existantes ou du rapport McDaniel sur les nouvelles propriétés, respectivement.

« **TSX** » désigne la Bourse de Toronto.

« **valeur des réserves** » désigne, en ce qui a trait à une propriété pétrolifère et gazéifère, à quelque moment que ce soit, la valeur actualisée de la totalité des rentrées de fonds avant impôt estimatives, déduction faite des dépenses en immobilisations, provenant des réserves établies indiquées dans le rapport McDaniel sur les propriétés existantes ou le rapport McDaniel sur les nouvelles propriétés relativement à la propriété en question, actualisée à 10 % et fondée sur les hypothèses de la hausse des prix et des coûts (point de référence commun du secteur pétrolier et gazier).

« **vendeur des nouvelles propriétés** » désigne une grande société en commandite pétrolière et gazière.

« **vendeurs des propriétés existantes** » désigne, collectivement, les vendeurs auprès desquels les filiales en exploitation ont acquis les propriétés existantes.

« **WEI** » désigne Westcastle Energy Inc., filiale en propriété exclusive de la Fiducie.

ABRÉVIATIONS

Pétrole et liquides de gaz naturel

b	baril(s)
kb	millier de barils
b/j	barils par jour
Mb	million de barils
LGN	liquides de gaz naturel

Gaz naturel

kpi^3	millier de pieds cubes
Mpi^3	million de pieds cubes
Gpi^3	milliard de pieds cubes
kpi^3/j	millier de pieds cubes par jour
Mpi^3/j	million de pieds cubes par jour
MBtu	million d'unités thermales britanniques

Autres

AECO	désigne les installations de stockage de gaz naturel de EnCana Corporation qui sont situées à Suffield, en Alberta.
bep	désigne des barils équivalents de pétrole, obtenus au moyen d'un facteur de conversion de 6 kpi^3 de gaz naturel équivalant à 1 b de pétrole, sauf indication contraire. Le facteur de conversion utilisé pour convertir le gaz naturel en équivalent de pétrole n'est pas nécessairement fondé sur les équivalents énergétiques ou de prix à ce moment-là.
bep/j	désigne des barils équivalents de pétrole par jour.
kbep	désigne un millier de barils équivalents de pétrole.
Mbep	désigne un million de barils équivalents de pétrole.
PIEP	désigne le pétrole initial en place.
WTI	désigne West Texas Intermediate, prix de référence payé en dollars américains à Cushing, en Oklahoma, pour le pétrole brut standard.
°API	désigne la mesure de densité des produits pétroliers liquides découlant d'une densité spécifique.
MW	désigne des mégawatts d'énergie électrique.
Darcy	désigne la mesure de la perméabilité (c'est-à-dire, la facilité avec laquelle un seul fluide circule à travers un milieu poreux en fonction d'un gradient de pression).
porosité	désigne la mesure de la fraction d'espace poral d'un réservoir.

CONVERSION

Le tableau suivant présente certaines mesures de conversion standard des unités de mesure britannique en unités de mesure du système international (ou unités métriques).

Pour convertir des	En	Multiplier par
kpi^3	mètres cubes	28,174
mètres cubes	pieds cubes	35,494
b	mètres cubes	0,159
pieds	mètres	0,305
mètres	pieds	3,281
milles	kilomètres	1,609
kilomètres	milles	0,621
acres	hectares	0,405
hectares	acres	2,471

SAUF INDICATION CONTRAIRE, TOUTES LES SOMMES INDIQUÉES DANS LE PRÉSENT PROSPECTUS SONT EXPRIMÉES EN DOLLARS CANADIENS.

SOMMAIRE DU PROSPECTUS

Le texte qui suit est un sommaire des caractéristiques principales du présent placement et devrait être lu conjointement avec les renseignements plus détaillés et les données et états financiers qui figurent ailleurs dans le présent prospectus. Pour obtenir la définition de certains termes et abréviations, il y a lieu de se reporter aux rubriques « Glossaire », « Abréviations » et « Conversion ».

Le placement

La Fiducie : La Fiducie est une fiducie pétrolière et gazière du secteur énergétique dont les titres sont cotés en bourse, qui exerce, par l'intermédiaire de ses filiales en propriété exclusive, des activités d'exploration, d'acquisition, de mise en valeur et de production de réserves pétrolières et gazières. Voir « Description de la Fiducie » et « Renseignements portant sur la Société ».

Le placement : 3 750 000 parts de fiducie.

Prix d'émission : 12,00 $ par part de fiducie.

Option d'attribution excédentaire : La Fiducie a octroyé aux preneurs fermes l'option d'attribution excédentaire qui permet à ceux-ci d'acheter un nombre maximal de 562 500 parts de fiducie supplémentaires au prix d'émission et qui peut être levée, en totalité ou en partie, pendant la période de 30 jours suivant la date de clôture du présent placement, afin de couvrir les attributions excédentaires, s'il y a lieu, et à des fins de stabilisation du marché.

Emploi du produit : Le produit net que la Fiducie tirera de la vente des parts de fiducie aux termes des présentes est évalué à 41,950 M$ (48,295 M$ si l'option d'attribution excédentaire est levée intégralement), déduction faite de la rémunération des preneurs fermes de 2,700 M$ (3,105 M$ si l'option d'attribution excédentaire est levée intégralement) et des frais du placement estimés à 350 000 $. La totalité du produit net réalisé par la Fiducie sera affecté au financement de l'acquisition des nouvelles propriétés. Voir « Acquisition des nouvelles propriétés » et « Emploi du produit ».

Clôture : Il est prévu que la clôture du présent placement aura lieu vers le 16 octobre 2003. **La clôture du présent placement n'aura lieu que si l'acquisition des nouvelles propriétés est réalisée.** Voir « Acquisition des nouvelles propriétés ».

Admissibilité à des fins de distribution : Les porteurs de parts inscrits à une date de clôture des registres pourront recevoir les distributions en espèces mensuelles des espèces à distribuer qui deviendront payables le 15e jour suivant cette date et, si la date de versement n'est pas un jour ouvrable, le jour ouvrable suivant le 15e jour suivant la date de clôture des registres en question. Voir « Distributions en espèces ».

Caractéristiques des parts de fiducie : Un nombre illimité de parts de fiducie peuvent être émises conformément à l'acte de fiducie. Les parts de fiducie représentent des participations véritables indivises égales dans la Fiducie. Toutes les parts de fiducie se partagent également les espèces à distribuer versées aux porteurs de parts et elles comportent toutes un nombre égal de droits de vote aux assemblées des porteurs de parts. Toutes les parts de fiducie sont entièrement libérées et non susceptibles d'appels subséquents. Aucun droit de conversion, droit de rachat au gré du porteur, droit de rachat au gré de l'émetteur ou droit préférentiel de souscription n'est rattaché aux parts de fiducie, à l'exception des droits de rachat au gré de l'émetteur dont il est question à la rubrique « Acte de fiducie – Droit au rachat ». Les parts de fiducie n'auront aucune valeur lorsque les réserves provenant des éléments d'actif sous-jacents de la Fiducie ne pourront plus être exploités de façon rentable et, par conséquent, les distributions en espèces ne représentent pas un « rendement » au sens traditionnel du terme, puisqu'elles représentent à la fois un remboursement de capital et un rendement du capital investi. Voir « Acte de fiducie » et « Facteurs de risque ».

Inscription des parts de fiducie : Les parts de fiducie en circulation sont inscrites à la TSX sous le symbole boursier « HTE.UN ».

Admissibilité à des fins de placement : À la date de clôture, les parts de fiducie faisant l'objet du présent prospectus constitueront, sous réserve de certaines hypothèses, des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études et ne constitueront pas des biens étrangers au sens de la Loi de l'impôt. Voir « Admissibilité à des fins de placement » et « Considérations fiscales fédérales canadiennes ».

Acquisition des nouvelles propriétés

Le 1er octobre 2003, la Fiducie a conclu la convention relative à l'acquisition des nouvelles propriétés avec le vendeur des nouvelles propriétés en vue de l'acquisition des nouvelles propriétés, avec effet le 1er octobre 2003, en contrepartie d'environ 80 M$, sans tenir compte des rajustements et des frais relatifs à l'opération. La clôture de l'acquisition des nouvelles propriétés devrait avoir lieu vers le 16 octobre 2003.

Immédiatement après la réalisation de l'acquisition des nouvelles propriétés, la Fiducie a l'intention de procéder à une restructuration interne dans le cadre de laquelle la quasi-totalité des nouvelles propriétés seront transférées à Harvest Sask, fiducie détenue en propriété exclusive par la Fiducie.

L'acquisition des nouvelles propriétés sera financée au moyen du produit net du présent placement, qui devrait s'établir à environ 41,950 M$ (48,295 M$ si l'option d'attribution excédentaire est levée intégralement) et au moyen des avances prélevées sur la nouvelle facilité bancaire quant à environ 39,150 M$ (32,805 M$ si l'option d'attribution excédentaire est levée intégralement). Si la clôture du présent placement survient après la réalisation de l'acquisition des nouvelles propriétés, l'acquisition des nouvelles propriétés sera financée au moyen d'avances prélevées sur la nouvelle facilité bancaire ou consenties aux termes des conventions de financement provisoire. ***La clôture du présent placement aura lieu uniquement si l'acquisition des nouvelles propriétés est réalisée.***

Les nouvelles propriétés sont situées dans le sud-est de la Saskatchewan, près de la ville de Carlyle. La majeure partie de la production est située entre le rang 32 W1M du canton 7 et le rang 13 W2M du canton 13. En septembre 2003, elles ont produit environ 5 200 bep/j de pétrole léger (28 °API à 34 °API) concentré dans l'axe de la zone de sous-affleurement Tilston du Mississipien. D'après l'évaluation du rapport McDaniel sur les nouvelles propriétés, selon la production annuelle de 2003, celles-ci comportent des réserves établies de 16,85 Mbep et ont un IDR de 8,3 ans. Le mécanisme de récupération utilisé est le déplacement par poussée d'eau soutenu par une nappe aquifère active, ce qui permet de récupérer efficacement les réserves et apparente les caractéristiques de l'exploitation des nouvelles propriétés à celles des propriétés existantes. La Fiducie acquerra un intérêt économique direct moyen de 98 % dans les nouvelles propriétés et prévoit assumer l'exploitation de plus de 98 % de la

production totale. Toute la production est concentrée sur le plan géographique, ce qui favorise l'accès et les synergies d'exploitation. Afin de soutenir la croissance constante des propriétés, la direction a repéré des possibilités d'accroître la valeur de cette zone grâce à du forage de développement, aux vastes terrains inexploités qu'elle comporte et à une banque de données sismiques exclusives, qui font partie de l'actif associé aux nouvelles propriétés.

Information pro forma choisie

L'information pro forma qui suit reflète l'information cumulée se rapportant aux propriétés existantes et aux nouvelles propriétés. Dans la présente rubrique, sauf indication contraire ou à moins que le contexte n'exige une interprétation différente, les mentions de la « Société » désignent toutes les filiales en exploitation. Voir également les rubriques « Description des propriétés existantes », « Acquisition des nouvelles propriétés », « Tableau des résultats des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 », « Tableau des résultats des propriétés additionnelles acquises auprès d'Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et neuf mois arrêtés aux 30 septembre 2002 et 2001 », « Tableau des résultats des nouvelles propriétés acquises auprès du vendeur des nouvelles propriétés – Exercices terminés les 31 décembre 2002, 2001 et 2000 et six mois arrêtés aux 30 juin 2003 et 2002 », « États financiers consolidés de Harvest Energy Trust – 30 juin 2003 », « États financiers consolidés de Harvest Energy Trust – 31 décembre 2002 » et « États financiers consolidés pro forma non vérifiés de Harvest Energy Trust au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et l'exercice terminé le 31 décembre 2002 » qui figurent dans le prospectus pour obtenir une description de chaque groupe de propriétés et des renseignements sur les réserves connexes, sur la production ainsi que sur les revenus et les frais d'exploitation directs.

Description pro forma des propriétés

Les propriétés existantes sont situées dans le centre-est de l'Alberta, près de Provost, et comprennent des participations dans les grands champs pétrolifères suivants : Hayter, Thompson Lake, David North, West Provost, Bellshill Lake et Metiskow. Les nouvelles propriétés sont situées dans le sud-est de la Saskatchewan, près de Carlyle, et comprennent des participations dans les grands champs pétrolifères suivants : Hazelwood, Whitebear, Parkman East, Wauchope/Lightning, Corning/Flinton et Moose Valley. Voir les rubriques « Description des propriétés existantes – Propriétés existantes principales » et « Acquisition des nouvelles propriétés – Propriétés principales ».

La Société a un intérêt économique direct moyen d'environ 99 % dans les propriétés existantes et elle acquerra un intérêt économique direct moyen d'environ 98 % dans les nouvelles propriétés. Les propriétés existantes sont exploitées principalement par la Société et celle-ci prévoit exploiter la presque totalité des nouvelles propriétés après la réalisation de l'acquisition des nouvelles propriétés.

Les réserves établies (d'après l'hypothèse de la hausse des coûts et des prix utilisée dans le rapport McDaniel sur les propriétés existantes et dans le rapport McDaniel sur les nouvelles propriétés), sans déduire les redevances, des propriétés existantes et des nouvelles propriétés se composent de 16 568 kb de pétrole brut léger, de 7 616 kb de pétrole brut de densité moyenne, 8 870 kb de pétrole brut de densité lourde, 273 kb de liquides de gaz naturel et 2 531 Mpi^3 de gaz naturel.

Les propriétés existantes et les nouvelles propriétés comprennent respectivement des terrains inexploités de 17 745 et de 30 710 acres nets, 757 et 398 puits de pétrole productifs nets, 3,3 et aucun puits de gaz naturel productifs nets, 290 et 164 puits de pétrole fermés nets et 1,4 et aucun puits de gaz naturel fermé net. En outre, la Société acquerra une redevance dérogatoire brute non convertible de 5 %, qui n'est pas assujettie à des déductions, à l'égard de plus de 200 000 acres nets de terrains inexploités adjacents à la région où les nouvelles propriétés sont situées.

Ce portefeuille de propriétés existantes et de nouvelles propriétés est doté des caractéristiques suivantes :

a) **Accumulations de réserves considérables :** La plupart des propriétés existantes et des nouvelles propriétés partagent les mêmes caractéristiques, c'est-à-dire qu'elles possèdent d'importantes

accumulations de réserves de pétrole. Au total, la direction estime que ces propriétés comportaient à l'origine environ 1 000 Mbep de PIEP. La direction estime que l'importance du PIEP lui permet d'effectuer des programmes de récupération de réserves plus vastes, ce qui pourrait avoir une incidence significative sur la prolongation de la durée des réserves des propriétés sur la rentabilité des filiales en exploitation.

b) **Débit aux réservoirs grâce à une poussée d'eau active :** La plupart des propriétés existantes et des nouvelles propriétés partagent une caractéristique quant à leurs réservoirs, c'est-à-dire que ceux-ci bénéficient d'une poussée d'eau de fond naturelle provenant d'un aquifère sous-jacent. La direction est d'avis que ce débit d'eau naturel permet un balayage constant du réservoir et que, s'il est géré adéquatement, il est susceptible d'accroître la récupération ultime des réserves.

c) **Rendement de production prévisible :** La production tirée des propriétés existantes et des nouvelles propriétés provient d'environ 1 137 puits, qui, dans l'ensemble, ont toujours donné une production stable et prévisible.

d) **Exploitation :** La Société, en tant qu'exploitante des propriétés existantes et des nouvelles propriétés, sera en mesure d'exercer le contrôle de la gestion et de l'exploitation de façon à améliorer la valeur des propriétés existantes et des nouvelles propriétés au profit de la Fiducie.

e) **Concentration :** Les propriétés existantes et les nouvelles propriétés sont concentrées dans des zones relativement limitées dans le centre-est de l'Alberta et dans le sud-est de la Saskatchewan. La direction est d'avis que cela permettra à la Société de tirer profit d'économies d'échelle dans la gestion des propriétés existantes et des nouvelles propriétés et d'améliorer effectivement la valeur de ces propriétés en misant sur l'expérience acquise à partir d'une propriété pour l'appliquer aux autres.

f) **Possibilités de mise en valeur :** Bien que ces propriétés aient été soumises à de vastes programmes de forage et de mise en valeur, la direction estime qu'il existe des possibilités d'améliorer la production et d'accroître la mise en valeur des réserves liées à ces propriétés existantes et à ces nouvelles propriétés. Voir les rubriques « Information pro forma choisie – Information pro forma sur les réserves » et « Acquisition des nouvelles propriété – Nouvelles possibilités d'exploitation et de mise en valeur ».

Information pro forma sur les réserves

McDaniel a dressé le rapport McDaniel sur les propriétés existantes et le rapport McDaniel sur les nouvelles propriétés qui évaluent, au 1er janvier 2003, les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés existantes, aux redevances directes et aux nouvelles propriétés. Les réserves indiquées dans la présente rubrique sont les réserves combinées indiquées dans le rapport McDaniel sur les propriétés existantes et dans le rapport McDaniel sur les nouvelles propriétés. **Le rapport McDaniel sur les propriétés existantes et le rapport McDaniel sur les nouvelles propriétés évaluent les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés existantes, aux redevances directes et aux nouvelles propriétés sans tenir compte de la provision pour impôts sur le revenu, des intérêts débiteurs et des frais du service de la dette, des frais généraux et administratifs, ni des frais de remise en état des installations, d'abandon des puits, de remise en état des emplacements de puits et de récupération, mais compte tenu des redevances estimatives, des frais d'exploitation et des dépenses en immobilisations futures. Les réserves probables et la valeur actualisée de ces réserves qui sont présentées dans les tableaux ci-dessous ont été réduites de 50 % afin de tenir compte des risques liés à leur récupération. Le lecteur ne doit pas présumer que la valeur actualisée des rentrées nettes futures estimée par McDaniel représente la juste valeur marchande des réserves.** D'autres hypothèses et réserves quant aux coûts, au prix de la production future et à d'autres questions sont résumées dans les notes qui suivent les tableaux.

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts pro forma en présumant la hausse des coûts et des prix[1]

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)[2] Actualisée à			
	Brutes[2]	Nettes[2]	Brutes[2]	Nettes[2]	0 %	10 %	15 %	20 %
Réserves prouvées[2]								
Réserves productives[2]	28 436	25 338	1 913	1 612	297 076	228 796	208 046	191 762
Réserves non productives[2]	355	332	336	259	5 580	4 285	3 815	3 426
Réserves inexploitées[2]	2 286	1 919	95	78	22 383	15 274	12 844	10 894
Total des réserves prouvées[2]	31 077	27 589	2 344	1 949	325 038	248 355	224 704	206 082
Réserves probables affectées d'un facteur de risque[2]	2 249	1 963	187	155	23 596	14 001	11 335	29 397
Réserves établies[2]	33 326	29 552	2 531	2 104	348 635	262 356	236 039	215 479

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Voir les notes (1) à (12) du tableau qui figure à la rubrique « Réserves de pétrole et de gaz attribuables aux propriétés existantes et aux redevances directes » et les notes (1) à (13) du tableau qui figure à la rubrique « Acquisition des nouvelles propriétés – Réserves de pétrole et de gaz ».

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts pro forma en présumant la constance des coûts et des prix[1]

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)[1][2] Actualisée à			
	Brutes[2]	Nettes[2]	Brutes[2]	Nettes[2]	0 %	10 %	15 %	20 %
Réserves prouvées[2]								
Réserves productives[2]	30 322	27 030	2 032	1 729	391 921	274 927	243 714	220 279
Réserves non productives[2]	359	334	336	259	6 766	5 152	4 570	4 091
Réserves inexploitées[2]	2 327	1 956	95	78	27 374	18 617	15 688	13 356
Total des réserves prouvées[2]	33 008	29 320	2 463	2 066	426 061	298 696	263 971	237 726
Réserves probables affectées d'un facteur de risque[2]	2 514	2 205	184	152	33 515	18 150	14 466	11 864
Réserves établies[2]	35 522	31 525	2 647	2 218	459 576	316 846	278 437	249 590

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Voir les notes (1) à (12) du tableau qui figure à la rubrique « Réserves de pétrole et de gaz attribuables aux propriétés existantes et aux redevances directes » et les notes (1) à (13) du tableau qui figure à la rubrique « Acquisition des nouvelles propriétés – Réserves de pétrole et de gaz ».

Rentrées nettes estimatives avant impôts – Réserves établies des propriétés pro forma en présumant la hausse des coûts et des prix[1] (en milliers de dollars)

Année	Production annuelle (kbep)	Revenus attribuables à la participation de la Société	Redevances à payer[2]	Frais d'exploitation	Autres revenus	Bénéfice d'exploitation net	Investissement en capital net	Rentrées nettes[3][4]
2003	5 986	184 557	30 111	52 529	60	101 977	8 155	93 822
2004	5 328	146 401	22 537	51 854	54	72 065	6 710	65 354
2005	4 536	125 055	18 645	49 301	48	57 157	5 221	51 937
2006	3 732	97 184	13 632	47 574	43	36 022	–	36 022
2007	3 055	80 929	10 717	44 736	39	25 515	–	25 515
2008	2 421	66 370	8 402	39 611	35	18 392	–	18 392
2009	1 716	49 020	5 893	30 978	32	12 182	–	12 182
2010	1 085	32 610	3 921	20 189	–	8 500	–	8 499
2011	839	26 188	2 970	16 871	–	6 347	–	6 347
2012	689	22 016	2 455	14 403	–	5 158	–	5 158
2013	588	19 321	2 128	12 804	–	4 390	–	4 390
2014	510	17 026	1 673	11 911	–	3 442	–	3 442
2015	456	15 485	1 467	11 220	–	2 799	–	2 799
2016	399	13 739	1 252	10 129	–	2 358	–	2 358
2017	365	12 856	1 122	9 757	–	1 977	–	1 977
Années restantes	2 043	79 490	7 539	61 509	–	10 442	–	10 442
Total	33 747	988 245	134 462	485 374	311	368 723	20 085	348 636

Notes

(1) Les chiffres pourraient ne pas correspondre à ceux du rapport McDaniel sur les propriétés existantes et du rapport McDaniel sur les nouvelles propriétés et le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Comprend les impôts miniers.

(3) Non actualisées.

(4) Rentrées nettes avant les impôts, les intérêts, les frais généraux et administratifs et les frais estimatifs de remise en état des installations et d'abandon des puits.

Information pro forma choisie sur la production

Le tableau suivant résume les volumes de pétrole brut, de gaz naturel et de liquides de gaz naturel vendus attribuables aux propriétés existantes et aux nouvelles propriétés, sans tenir compte des redevances, pour les périodes indiquées.

	2003[1]		Exercice terminé le 31 décembre[1][2][3]		
	Deuxième trimestre	Premier trimestre[2][3]	2002	2001	2000
Pétrole brut (b/j)	14 850	14 010	15 623	14 836	12 826
Gaz naturel (kpi^3/j)	1 391	1 247	1 694	1 303	640
Liquides de gaz naturel (b/j)	95	63	5	–	–
Total (bep/j 6:1)	15 177	14 281	15 910	15 053	12 933

Notes

(1) Pour ce qui est des propriétés existantes, d'après les renseignements fournis à la Société par les vendeurs des propriétés existantes pour les périodes pendant lesquelles les propriétés existantes applicables n'étaient pas détenues par les filiales en exploitation et d'après les renseignements figurant dans les registres comptables de la Société pour toutes les autres périodes.

(2) Pour ce qui est des nouvelles propriétés, d'après les renseignements qui ont été fournis à la Société par les propriétaires antérieurs des nouvelles propriétés.

(3) Ne comprend pas la production tirée des propriétés Killarney, Amisk et Czar.

(4) Voir également les rubriques « Autres renseignements sur les propriétés existantes – Historique de production » et « Acquisition des nouvelles propriétés – Historique de production ».

Revenus et frais d'exploitation directs pro forma

Le tableau suivant présente les revenus et les frais d'exploitation directement attribuables aux propriétés existantes et aux nouvelles propriétés pour les périodes indiquées.

	2003[1]		Exercice terminé le 31 décembre[1][3]		
	Deuxième trimestre	Premier trimestre[3]	2002	2001	2000
	(en milliers de dollars) (non vérifiés)	(en milliers de dollars) (non vérifiés)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Revenus					
Ventes de pétrole et de gaz naturel[1][2]	33 588	30 701	153 285	144 231	191 220
Frais d'exploitation	12 944	13 152	51 325	47 031	43 336
Bénéfice d'exploitation	20 644	17 549	101 960	97 200	147 884

Notes

(1) Voir les rubriques « Tableau des résultats des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 », « Tableau des résultats des propriétés additionnelles acquises auprès d'Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et neuf mois arrêtés aux 30 septembre 2002 et 2001 », « Tableau des résultats des nouvelles propriétés acquises auprès du vendeur des nouvelles propriétés – Exercices terminés les 31 décembre 2002, 2001 et 2000 et six mois arrêtés aux 30 juin 2003 et 2002 », « États financiers consolidés de Harvest Energy Trust – 30 juin 2003 », « États financiers consolidés de Harvest Energy Trust – 31 décembre 2002 » et « États financiers consolidés pro forma non vérifiés de Harvest Energy Trust au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et l'exercice terminé le 31 décembre 2002 » figurant dans le présent prospectus. Voir également « Autres renseignements sur les propriétés existantes – Revenus et frais d'exploitation directs » et « Acquisition des nouvelles propriétés – Revenu net historique ».

(2) Compte tenu des redevances.

(3) Ne comprend pas le revenu et les frais attribuables aux propriétés Killarney, Amisk et Czar.

Description de la Fiducie

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta. La Fiducie n'est pas gérée par un tiers, mais par la Société, sa filiale en propriété exclusive, conformément à l'acte de fiducie et à la convention d'administration.

La Fiducie a été établie aux fins suivantes :

a) acquérir la PBN et des intérêts similaires de la Société et les redevances directes;

b) verser à la Société, selon les fonds dont la Fiducie dispose, 99 % du coût des avoirs miniers canadiens acquis par la Société, y compris toute somme empruntée en vue de les acquérir, et de certaines dépenses en immobilisations désignées liées aux propriétés, y compris toute somme empruntée en vue de financer ces dépenses;

c) acheter des titres de la Société et des titres d'autres entreprises, y compris des personnes morales, des sociétés de personnes ou des fiducies qui constituent des placements autorisés, ou investir dans de tels titres et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;

d) aliéner une partie du fonds de la Fiducie, y compris les titres de la Société;

e) détenir temporairement des espèces et des placements dans le but de régler les frais et de rembourser les dettes de la Fiducie, de faire d'autres placements de la manière envisagée dans l'acte de fiducie, de régler les sommes payables par la Fiducie dans le cadre du rachat des parts de fiducie et de verser des distributions aux porteurs de parts;

f) régler les frais liés à ce qui précède.

Voir « Description de la Fiducie – Espèces distribuables » et « Description de la Fiducie – Espèces à distribuer ».

L'organigramme suivant présente la structure de la Fiducie ainsi que le mouvement des rentrées de fonds des propriétés aux filiales en exploitation, des filiales en exploitation à la Fiducie et de la Fiducie aux porteurs de parts :


Porteurs de parts
Espèces à distribuer
Billets de financement provisoire par capitaux propres
Billets de financement provisoire
Harvest Energy Trust
Fonds de capital(5)
Versements au fonds de capital
Revenu provenant de la PBN(4)
Redevances directes(3)
Facilités bancaires
Service de la dette
Avances de crédit
Filiales en exploitation(1)
Revenu net tiré de la vente de 99 % de la production
Fonds de remise en état
Fonds de réserve
Propriétés(2)

Notes

(1) Bien que la Fiducie reçoive le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités de la Fiducie sont exercées par l'entremise de la Société qui en assure la gestion.

(2) Les filiales en exploitation sont propriétaires des propriétés.

(3) En plus de la PBN, la Fiducie détient diverses redevances directes.

(4) La Fiducie touche des versements mensuels réguliers conformément aux conventions relatives à la PBN. Voir « Description de la Fiducie – La PBN et les redevances directes ».

(5) La Fiducie peut conserver jusqu'à 50 % des espèces distribuables dans son fonds de capital en vue de financer les acquisitions futures et la mise en valeur des propriétés.

Immédiatement après la réalisation de l'acquisition des nouvelles propriétés, la Fiducie a l'intention de procéder à une restructuration interne dans le cadre de laquelle la quasi-totalité des nouvelles propriétés seront transférées à Harvest Sask, fiducie détenue en propriété exclusive par la Fiducie.

La Société

La Société a été constituée le 14 mai 2002 afin d'exercer des activités d'acquisition, de mise en valeur et de production de pétrole et de gaz naturel. Le conseil d'administration a alors examiné ses possibilités stratégiques et a décidé, d'après cet examen, que la meilleure structure était celle d'une fiducie de redevance du secteur énergétique. Le 10 juillet 2002, la Fiducie a été formée conformément à l'acte de fiducie. À la même date, la Société et la Fiducie ont conclu une convention relative à la PBN. Voir « Harvest Energy Trust – Évolution générale de l'entreprise ».

Le conseil d'administration de la Société se compose actuellement de cinq membres, sous réserve du pouvoir des administrateurs de la Société de nommer d'autres administrateurs entre les assemblées et de pourvoir aux postes vacants. Les porteurs de parts ont le droit d'élire tous les administrateurs. Voir « Description de la Fiducie – Conseil d'administration » et « Renseignements portant sur la Société ».

Conformément à l'acte de fiducie et à la convention d'administration, la Société gère et administre la Fiducie et est responsable des services techniques, géologiques, financiers et administratifs et des services en matière de placement, d'ingénierie, de gestion des terrains et de commercialisation des marchandises dans le domaine du pétrole et du gaz naturel liés aux propriétés et à la Fiducie. Bien que la Fiducie touche le revenu provenant de la

PBN de chacune des filiales en exploitation, toutes les activités de la Fiducie sont exercées par l'entremise de la Société et la Fiducie est gérée par l'entremise de celle-ci. Chacun des administrateurs et des membres de la direction principale de la Société travaille au sein du secteur pétrolier et gazier depuis plus de 18 ans en moyenne. La Société compte 23 employés et consultants du bureau principal et 41 employés et consultants sur le terrain qui se consacrent aux propriétés existantes, dont les personnes clés ont une vaste expérience de tous les aspects techniques, financiers et de l'exploitation du secteur pétrolier et gazier, y compris les suivants :

- la mise sur pied, l'exploitation, la gestion, la mise en valeur et l'optimisation des propriétés pétrolifères et gazéifères;
- l'évaluation, l'acquisition et l'aliénation de propriétés pétrolifères et gazéifères;
- la commercialisation du pétrole, du gaz naturel et des liquides de gaz naturel.

La Société a embauché 31 autres employés et entrepreneurs afin de coordonner les activités d'exploitation sur le terrain des nouvelles propriétés.

Il est prévu que les activités entreprises par la direction de la Société pour le compte de la Fiducie viseront les objectifs suivants :

- optimisation constante du montant des espèces distribuables et, en bout de ligne, des espèces à distribuer versées aux porteurs de parts;
- obtention de rentrées de fonds, d'une production et d'une récupération maximales des réserves des propriétés;
- croissance à long terme de la valeur des propriétés et, par conséquent, de la valeur de la PBN et des redevances directes détenues par la Fiducie grâce à l'amélioration des taux de récupération des propriétés existantes et à l'acquisition d'autres propriétés.

La direction de la Société considère ces objectifs comme essentiels à la réussite de l'exploitation de la Fiducie et ceux-ci sont et continueront d'être recherchés de façon équilibrée afin d'accroître les avantages pour les porteurs de parts.

Facteurs de risque

Un placement dans les parts de fiducie est hautement spéculatif en raison d'un certain nombre de risques, dont les suivants : (i) la volatilité du prix du pétrole, du gaz naturel et des produits du gaz naturel; (ii) la capacité de la Fiducie de remplacer les réserves en achetant d'autres réserves ou autrement; (iii) l'épuisement et la récupérabilité des réserves et des réserves estimées; (iv) les questions d'ordre environnemental; (v) le service de la dette; (vi) les changements législatifs; (vii) la nature de l'exploitation pétrolière et gazière; (viii) la dépendance à l'endroit de la Société; (ix) les conflits d'intérêts éventuels; (x) l'admissibilité à des fins de placement; (xi) la nature des parts de fiducie; (xii) la fluctuation des taux d'intérêt; (xiii) la fluctuation de la valeur du dollar canadien par rapport à d'autres devises; (xiv) la fluctuation du prix de l'énergie électrique.

Le montant réel des espèces distribuables et, en bout de ligne, des espèces à distribuer qui seront versées aux porteurs de parts dépendra notamment du volume et de la qualité de pétrole brut, de gaz naturel et de liquides de gaz naturel produit, du prix auquel la production sera vendue, des frais d'exploitation, de transport et de traitement, des frais généraux et administratifs, des frais du service de la dette, des dépenses d'abandon et de remise en état engagées à l'égard des propriétés et des sommes conservées dans le fonds de réserve. La Fiducie conserve jusqu'à 50 % des espèces distribuables dans son fonds de capital dans le but de financer les acquisitions et la mise en valeur des propriétés, ce qui aura une incidence sur les espèces à distribuer. La direction de la Société estime que cela permettra de maintenir les distributions plus longtemps que si la totalité des espèces distribuables étaient immédiatement distribuées aux porteurs de parts. Voir « Description de la Fiducie – Espèces distribuables », « Description de la Fiducie – Espèces à distribuer » et « Facteurs de risque ».

L'acte de fiducie prévoit que les porteurs de parts ne sont pas tenus responsables des obligations de la Fiducie et que les contrats qui sont conclus par la Fiducie ou pour le compte de celle-ci ne lient pas le fiduciaire, la Société ni les porteurs de parts; la responsabilité se limite à l'actif de la Fiducie et ne peut être réglée qu'au moyen de celui-ci. Nonobstant les modalités de l'acte de fiducie, les porteurs de parts pourraient ne pas être protégés des responsabilités de la Fiducie dans la même mesure que l'actionnaire est protégé des responsabilités d'une société par actions. Voir « Acte de fiducie – Responsabilité limitée des porteurs de parts » et « Facteurs de risque – Responsabilité limitée des porteurs de parts ».

La valeur des réserves des propriétés existantes et celle des nouvelles propriétés qui ont été estimées dans le rapport McDaniel sur les propriétés existantes et le rapport McDaniel sur les nouvelles propriétés, respectivement, sont fondées en partie sur les rentrées de fonds attendues des projets de mise en valeur que la Société compte entreprendre et sur les dépenses en immobilisations connexes. La valeur réelle des réserves des propriétés existantes et celle des nouvelles propriétés seront inférieures aux estimations dans la mesure où ces projets de mise en valeur n'atteignent pas le degré de succès présumé dans le rapport McDaniel sur les propriétés existantes et dans le rapport McDaniel sur les nouvelles propriétés, respectivement.

La Société et Anadarko Canada Corporation (le « vendeur ») sont actuellement aux prises avec le litige suivant : un rajustement devrait-il être apporté en faveur du vendeur au prix d'achat des propriétés pétrolifères et gazéifères que la Société a acquises auprès de celui-ci le 15 novembre 2002. Il s'agit d'établir si la valeur d'un contrat de couverture détenu par le vendeur a eu ou non une incidence sur le produit net tiré des propriétés acquises entre la date d'effet de l'acquisition, soit le 1er juin 2002, et la date de clôture, soit le 15 novembre 2002. Par suite de divers rajustements apportés après la clôture, le vendeur allègue que la Société lui doit encore 3,3 M$ nets (5,8 M$ faisant l'objet du litige moins 2,5 M$ qui ont été retenus par le vendeur). La direction de la Société estime que cette somme n'est pas due au vendeur. Ce litige sera réglé par voie d'arbitrage. Si la Société n'a pas gain de cause et doit verser cette somme, celle-ci s'ajoutera au montant de la dette impayée aux termes de sa facilité bancaire. Si la Société obtient gain de cause et n'est pas tenue de verser cette somme, cela réduira le montant de la dette impayée aux termes de sa facilité bancaire.

La Fiducie ne constitue pas un placement conventionnel dans le secteur pétrolier et gazier. Les épargnants devraient évaluer soigneusement les renseignements présentés à la rubrique « Facteurs de risque » et ailleurs dans les présentes.

HARVEST ENERGY TRUST

Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta et créée conformément à l'acte de fiducie. Le siège social et établissement principal de la Fiducie est situé au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4. Bien que les filiales en exploitation versent à la Fiducie le revenu provenant de la PBN, toutes les activités pétrolières et gazières de la Fiducie sont exercées par l'entremise de la Société et la Fiducie est gérée uniquement par celle-ci, conformément à l'acte de fiducie et à la convention d'administration.

Structure de la Fiducie

L'organigramme suivant présente la structure de la Fiducie ainsi que le mode de transmission des espèces tirées des propriétés aux filiales en exploitation, à la Fiducie et, en bout de ligne, aux porteurs de parts :


Billets de financement provisoire par capitaux propres
Porteurs de parts
Espèces à distribuer
Billets de financement provisoire
Harvest Energy Trust
Versements au fonds de capital
Fonds de capital(5)
Revenu provenant de la PBN(4)
Redevances directes(3)
Facilités bancaires
Service de la dette
Avances de crédit
Filiales en exploitation(1)
Revenu net tiré de la vente de 99 % de la production
Fonds de remise en état
Fonds de réserve
Propriétés(2)

Notes

(1) Bien que la Fiducie reçoive le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités de la Fiducie sont exercées par l'entremise de la Société, qui en assure la gestion.

(2) Les filiales en exploitation sont propriétaires des propriétés.

(3) En plus de la PBN, la Fiducie détient diverses redevances directes.

(4) Conformément aux conventions relatives à la PBN, la Fiducie touche régulièrement des versements mensuels. Voir la rubrique « *Description de la Fiducie – La PBN et les redevances directes* ».

(5) La Fiducie peut conserver jusqu'à 50 % des espèces distribuables dans son fonds de capital en vue de financer les acquisitions futures et la mise en valeur des propriétés.

Immédiatement après la réalisation de l'acquisition des nouvelles propriétés, la Fiducie a l'intention de procéder à une restructuration interne dans le cadre de laquelle la quasi-totalité des nouvelles propriétés seront transférées à Harvest Sask, fiducie détenue en propriété exclusive par la Fiducie.

Évolution générale de l'entreprise

Le texte qui suit est une description de l'évolution générale de l'entreprise de la Fiducie.

La Société a été constituée le 14 mai 2002 pour exercer des activités d'acquisition, de mise en valeur et de production de pétrole et de gaz naturel. Le conseil d'administration a alors examiné ses possibilités stratégiques et a décidé, d'après cet examen, que la formation d'une fiducie de redevances du secteur énergétique représentait la meilleure structure. Le 10 juillet 2002, la Fiducie a été formée conformément à l'acte de fiducie. À la même date, la Société et la Fiducie ont conclu une convention relative à la participation au bénéfice net, en sa version modifiée et mise à jour le 27 septembre 2002, aux termes de laquelle la Société a octroyé à la Fiducie le droit de toucher le revenu provenant de la participation au bénéfice net qui est tiré des propriétés détenues par la Société. Conformément à cette convention relative à la PBN, la Fiducie a versé à la Société 12,6 M$ au moyen du produit d'un crédit-relais que Caribou lui avait consenti. Voir la rubrique « Description de la Fiducie – La PBN et les redevances directes ».

Le 10 juillet 2002, la Société a acquis certaines redevances directes et propriétés d'un important producteur de pétrole et de gaz naturel moyennant un prix d'achat global de 26,1 M$. L'acquisition visait un droit de redevance dérogatoire de 7,10688 % relatif à la concession de gaz Choice Viking n° 1 et un intérêt économique direct d'environ 99 % dans des propriétés productrices de pétrole et de gaz naturel faisant l'objet d'une exploitation concertée et non concertée. Avec prise d'effet le 1er août 2002, McDaniel a attribué à ces propriétés des réserves établies de 4 573 kbep, sans déduire les redevances. Ces propriétés sont situées dans une zone relativement petite, dans les rangs 3 à 12 W4M des cantons 39 à 43, dans le centre-est de l'Alberta. Elles comprennent des intérêts dans les grands gisements pétrolifères Thompson Lake, David North, Bellshill Lake et Metiskow, qui sont tous décrits de façon plus détaillée ci-après. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou a consenti à la Fiducie. Après la réalisation de l'acquisition, la Société a vendu à la Fiducie les redevances directes qu'elle avait acquises dans le cadre de celle-ci.

Le 1er août 2002, la Société a conclu une convention d'achat et de vente avec un important producteur pétrolier et gazier en vue de l'achat de certaines redevances directes et propriétés avec prise d'effet le 1er juin 2002 moyennant un prix d'achat global de 71,8 M$. La Société a réalisé l'acquisition le 15 novembre 2002. L'acquisition visait un droit de redevance directe et une participation dans des propriétés productrices de pétrole et de gaz naturel situées dans le centre-est de l'Alberta. Le droit de redevance directe se composait d'un droit de redevance dérogatoire brut mineur visant le quart d'une section de terrain de la zone Hayter. Les propriétés productrices de pétrole et de gaz naturel étaient constituées des gisements principaux Hayter et West Provost, qui sont tous deux exploités par la Société. Avec prise d'effet le 1er août 2002, McDaniel a attribué à ces propriétés des réserves établies de 8 155 kbep, sans déduire les redevances. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou a consenti à la Fiducie. Après la réalisation de l'acquisition, la Société a vendu à la Fiducie le droit de redevance directe qu'elle avait acquises dans le cadre de celle-ci.

Le 5 décembre 2002, la Fiducie a réalisé le premier appel public à l'épargne, qui a entraîné l'émission de 4 312 500 parts de fiducie et lui a permis de réunir un produit brut global de 34,5 M$. Du produit net du premier appel public à l'épargne, une tranche d'environ 22,9 M$ a été affectée au remboursement des crédits-relais que Caribou avait consentis à la Fiducie (y compris l'intérêt couru) et une tranche d'environ 5,4 M$ a été affectée au remboursement partiel de la dette bancaire. Le solde a été affecté aux fins générales du fonds de roulement. Voir la rubrique « Membres de la direction et autres personnes intéressés dans des opérations importantes ».

Le 17 décembre 2002, la Fiducie a émis 562 500 parts de fiducie à FirstEnergy Capital Corp. et à Haywood Securities Inc. par suite de la levée d'une option d'attribution excédentaire qui leur avait été octroyée dans le cadre du premier appel public à l'épargne. Le produit net tiré de la vente de ces parts de fiducie, soit 4,2 M$, a été affecté au remboursement partiel de la dette bancaire. Ces sommes font partie du produit brut global tiré du premier appel public à l'épargne dont il est question ci-dessus.

Le 4 février 2003, la Fiducie a vendu 1 500 000 bons de souscription de parts de fiducie spéciaux (les « bons de souscription spéciaux ») à un syndicat de prise ferme au prix de 10,00 $ chacun, à raison d'un produit net de

13,7 M$. Chaque bon de souscription spécial donnait à son porteur le droit d'obtenir, au moment de l'exercice ou de l'exercice réputé de celui-ci, une part de fiducie sans contrepartie supplémentaire. Le 7 mars 2003, la Fiducie a obtenu des visas à l'égard d'un prospectus (définitif) assurant l'admissibilité du placement des parts de fiducie pouvant être émises au moment de l'exercice des bons de souscription spéciaux et, à la même date, la Fiducie a émis 1 500 000 parts de fiducie au moment de l'exercice réputé des bons de souscription spéciaux. Le produit net a été affecté au remboursement partiel de la dette bancaire et au fond de roulement.

En avril et en mai 2003, la Société a procédé à la clôture de l'acquisition de diverses participations dans deux propriétés situées dans la zone Killarney, en Alberta. Les propriétés, situées dans le rang 1 W4M du canton 41, ont été acquises de deux importants producteurs de pétrole et de gaz naturel moyennant 13,2 M$ et l'émission de 200 000 parts de fiducie, respectivement. La partie en espèces du prix d'acquisition a été financée grâce aux facilités de crédit de la Société. L'acquisition comprenait une participation dans deux installations pétrolières. Les propriétés acquises dans le gisement Killarney sont exploitées par la Société et, en septembre 2003, elles produisaient environ 1 050 bep/j de pétrole à 22 °API nets pour la Société. Le rapport McDaniel sur les propriétés existantes a attribué à la participation de la Société dans cette zone des réserves établies de 2 177 kbep, sans déduire les redevances.

Le 27 juin 2003, la Fiducie a réalisé l'acquisition de la totalité des actions ordinaires de WEI et d'une PBN dans certaines propriétés productrices de pétrole et de gaz naturel détenues par celle-ci moyennant une contrepartie totale d'environ 10,1 M$ (à raison de l'émission de 625 000 parts de fiducie, du versement de 3 M$ en espèces et de l'émission d'un billet à ordre non garanti de 850 000 $), qui comportait également la prise en charge d'une dette bancaire de 2,8 M$ et d'un fonds de roulement déficitaire de 2,3 M$. Les propriétés productrices de pétrole et de gaz naturel acquises se composent d'intérêts économiques directs variant entre 20 % et 100 % dans les gisements Amisk, Czar et Killarney, sont toutes exploitées par la Société et, en septembre 2003, produisaient 1 270 bep/j. Le rapport McDaniel sur les propriétés existantes a attribué aux propriétés acquises des réserves établies de 1 454 kbep, sans déduire les redevances. L'opération a pris effet le 5 février 2003.

À l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 12 juin 2003 (l'« assemblée des porteurs de parts de 2003 »), les porteurs de parts ont approuvé des résolutions relatives à chacune des questions énoncées ci-après :

- la modification de l'acte de fiducie en vue d'autoriser la création d'un nombre illimité de parts spéciales à droit de vote (les « parts spéciales à droit de vote »). Chaque part spéciale à droit de vote confère à son porteur le droit d'exercer aux assemblées des porteurs de parts le nombre de voix prescrit par le conseil d'administration de la Société dans la résolution autorisant l'émission des parts spéciales à droit de vote en question;

- la modification de l'acte de fiducie en vue de donner à la Société (par l'intermédiaire de son conseil d'administration) l'autorité et la responsabilité expresses de régler toutes les questions ayant trait aux modalités de la convention relative à la PBN et d'autres contrats importants de la Fiducie (sauf indication contraire dans l'acte de fiducie), y compris les modifications qui y sont apportées;

- la modification de l'acte de fiducie en vue de clarifier et de préciser la responsabilité déléguée antérieurement à la Société relativement aux questions ayant trait à une émission ou à un placement de parts de fiducie, de droits, de bons de souscription ou d'autres titres visant l'achat de parts de fiducie, pouvant être convertis en parts de fiducie ou échangeables contre celles-ci;

- l'autorisation d'une modification des statuts de la Société visant la création d'une nouvelle catégorie d'actions ordinaires sans droit de vote pouvant être émises en série (les « actions sans droit de vote »). Sauf pour ce qui est du droit d'être convoqués et d'assister aux assemblées des actionnaires de la Société, les porteurs d'actions sans droit de vote auront les mêmes droits que les porteurs d'actions ordinaires de la Société;

- l'augmentation du nombre de parts de fiducie pouvant être réservées à des fins d'émission aux termes du régime d'achat de parts incitatif de 246 000 parts de fiducie, pour que ce nombre passe de 875 000 parts de fiducie à un nombre maximal cumulatif de 1 121 000 parts de fiducie;

- l'approbation de l'émission, par la Fiducie, dans le cadre d'un ou de plusieurs placements privés, pendant la période de 12 mois débutant le 12 juin 2003, d'un nombre maximal de 11 210 957 parts de fiducie, sous réserve de certaines restrictions.

La circulaire d'information de la Fiducie datée du 30 avril 2003 relative à l'assemblée des porteurs de parts de 2003 comporte de plus amples renseignements relativement aux résolutions dont il est question ci-dessus qui y ont été approuvées.

Le 28 juillet 2003, la Fiducie a conclu les billets de financement provisoire par capitaux propres afin de financer le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des nouvelles propriétés. Le 29 juillet 2003, une avance de 11 M$ a été consentie à la Fiducie aux termes des billets de financement provisoire par capitaux propres afin de financer le dépôt relatif à l'acquisition des nouvelles propriétés. Le 29 septembre 2003, la Fiducie a modifié les billets de financement provisoire par capitaux propres afin de permettre que les avances consenties soient affectées au remboursement intégral de la facilité bancaire préalable et a signé les billets de financement provisoire. Le 29 septembre 2003, la Fiducie a prélevé d'autres avances sur les billets de financement provisoire par capitaux propres et les billets de financement provisoire, de 22,5 M$ et de 25,0 M$, respectivement. Ces avances ont été consenties à la Société par la Fiducie le 30 septembre 2003 et ont été affectées au remboursement partiel d'environ 48,1 M$ qui étaient exigibles aux termes de la facilité bancaire préalable. Le 1er octobre 2003, la Fiducie a effectué des versements d'intérêt s'élevant à environ 219 000 $ aux termes des conventions de financement provisoire. En outre, le 1er octobre 2003, le dépôt de 11 M$ relatif à l'acquisition des nouvelles propriétés a été remboursé et la Fiducie a utilisé cette somme pour rembourser 11 M$ correspondant au capital de l'avance préalable consentie sur les billets de financement provisoire. Voir « Description de la Fiducie – Emprunts de la Fiducie ».

Le 1er octobre 2003, la Société a conclu une convention avec le prêteur de la nouvelle facilité bancaire provisoire en vue d'obtenir une nouvelle facilité bancaire provisoire de 15 M$ devant être affectée au remboursement intégral de la facilité de crédit de WEI et au financement du fonds de roulement. Le 3 octobre 2003, la Société a remboursé une tranche d'environ 3,8 M$ des sommes empruntées et de l'intérêt couru à l'égard de la facilité de crédit de WEI. Au moment de la clôture de l'acquisition des nouvelles propriétés, on prévoit que la nouvelle facilité bancaire provisoire sera remplacée par la nouvelle facilité bancaire. Voir « Renseignements portant sur la Société – Emprunts de la Société ».

Acquisitions et aliénations importantes

À l'exception de ce qui est décrit aux rubriques « – Évolution générale de l'entreprise » et « Acquisition des nouvelles propriétés », la Fiducie n'a procédé à aucune acquisition ou aliénation importante au cours de son dernier exercice terminé ou depuis la fin de celui-ci, et aucune acquisition probable importante n'a été envisagée pendant ces périodes.

DESCRIPTION DES PROPRIÉTÉS EXISTANTES

Le portefeuille de propriétés existantes clés des filiales en exploitation est décrit ci-après. Bien que la Fiducie reçoive le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités pétrolières et gazières de la Fiducie sont exercées par la Société, qui en assure la gestion.

Les propriétés existantes comportent généralement d'importantes accumulations de pétrole qui bénéficient de la pression active générée par une nappe aquifère régionale sous-jacente. En général, les propriétés ont un taux d'épuisement prévisible, leurs coûts de production et le prix du pétrole étant des éléments clés permettant d'établir les limites économiques de la production. La Société participe activement aux efforts de compression des coûts et d'optimisation de la production visant à accroître les réserves en prolongeant la durée économique de ces propriétés productrices au delà des limites indiquées dans le rapport McDaniel sur les propriétés existantes. En ce qui a trait aux propriétés existantes, la Société a conclu un certain nombre de swaps d'électricité afin de gérer une partie des risques inhérents à la volatilité du prix de l'électricité, qui compte pour une part importante des coûts de production associés aux propriétés existantes.

Propriétés existantes principales

Le texte qui suit est une description des propriétés pétrolifères et gazéifères principales des filiales en exploitation, qui constituent les propriétés existantes. Le terme « net », lorsqu'il est utilisé pour décrire la quote-part de la production des filiales en exploitation, désigne la quote-part totale attribuable à l'intérêt économique direct des filiales en exploitation, sans déduire les redevances appartenant à des tiers. Les données relatives au volume des réserves sont énoncées, sans déduire les redevances, au 1er janvier 2003, selon l'hypothèse de la hausse des coûts et des prix évaluée dans le rapport McDaniel sur les propriétés existantes (voir la rubrique « Réserves de pétrole et de gaz attribuables aux propriétés existantes et aux redevances directes »). Sauf indication contraire, les renseignements relatifs aux acres bruts et nets, au nombre de puits et à la production sont arrêtés en septembre 2003. Sauf indication contraire, tous les renseignements énoncés ci-après sont nets pour les filiales en exploitation. Les données relatives au PIEP sont des valeurs publiées par le gouvernement de l'Alberta.

Hayter

La Société a un intérêt économique direct moyen de 93,1 % dans cette propriété dont elle est l'exploitante, qui produit actuellement environ 5 500 bep/j nets de pétrole à 15 °API provenant du gisement Dina « B » situé dans les sections 24, 25, 34 et 35-40-1 W4M. Le rapport McDaniel sur les propriétés existantes a attribué des réserves établies de 7 845 kbep à cette zone. Le gisement Hayter comprend 176 puits productifs bruts (167 puits nets). Le PIEP de la superficie attribuable à l'intérêt économique direct de la Société est estimé à 138 Mb de pétrole.

Les puits produisent à partir d'une couche épaisse de grès pluviatile du Crétacée inférieur qui repose sur une nappe aquifère active. La qualité élevée du gisement Hayter se caractérise par une porosité d'environ 30 % et par une perméabilité moyenne qui s'échelonne entre 2 et 5 darcys. Pour bénéficier des avantages que présente la nappe aquifère sur le plan de la récupération des réserves, on a mis en valeur le gisement au moyen de puits horizontaux. Le recours aux puits horizontaux s'est révélé efficace pour maximiser la récupération de ce gisement et de nombreux gisements similaires dans la zone. Les puits situés dans cette zone sont munis de pompes à rotor hélicoïdal excentré afin de maximiser la production de liquides. La production de liquides de Hayter dans la zone est collectée à l'une ou l'autre de deux installations centrales situées à 8-35-40-1 W4M ou 1-34-40-1 W4M dans lesquelles la Société a un intérêt économique direct de 95 % et qu'elle exploite. Les installations ont une capacité combinée d'environ 200 000 b/j de liquides. Le pétrole provenant de la zone Hayter est mélangé à du condensat et expédié de l'installation au terminal Hardisty par l'intermédiaire du pipeline Gibson Provost. Le gaz naturel dissous est conservé et utilisé comme combustible aux installations, le reste étant traité à l'usine Husky North Hansman à 8-14-39-03 W4M. Les travaux futurs de mise en valeur de ce gisement comprendront d'autres forages intercalaires à des intervalles plus rapprochés, des extensions du gisement grâce au repérage de réserves contournées et la remise en production de puits existants en isolant des parties des puits horizontaux dont la production d'eau est élevée. Il est également possible de recourir à des méthodes de compression des coûts afin d'améliorer les revenus nets et la récupération ultime en employant des séparateurs d'eau libre inclinés et en augmentant la capacité d'élimination de l'eau. Les résultats initiaux de l'élimination de l'eau à basse pression sont encourageants pour la réduction constante des frais d'exploitation et l'augmentation continue des volumes d'élimination.

Thompson Lake

La Société exploite les propriétés Thompson Lake, à raison d'un intérêt économique direct d'environ 99 %. Ces propriétés produisent actuellement environ 1 380 bep/j de pétrole à 27 °API d'une teneur en eau de 99 % provenant du gisement Provost Glauconite « A » situé dans les rangs 10 et 11 W4M des cantons 40 et 41. Le rapport McDaniel sur les propriétés existantes a attribué à cette zone des réserves établies de 2 107 kbep. Le champ comporte 192 puits productifs bruts. Le PIEP dans cette zone est estimé à 50 Mb de pétrole.

Les puits produisent à partir d'une couche de grès fluviatile du Crétacé inférieur qui repose sur une nappe aquifère active. La plupart des puits sont munis de pompes à rotor hélicoïdal excentré afin de maximiser la production de liquides. La production de liquides du champ Thompson Lake est collectée à l'installation centrale située à 4-2-41-11 W4M, dans laquelle la Société a un intérêt économique direct de 100 %. La capacité de l'installation est d'environ 210 000 b/j de liquides. Le pétrole est expédié de l'installation jusqu'au terminal Hardisty par le pipeline Gibson. Le gaz naturel dissous est conservé et traité à l'usine à gaz Husky Provost située à 13-30-40-10 W4M.

L'une des tactiques principales d'exploitation visant à améliorer le rendement futur du champ Thompson Lake consiste à améliorer l'efficacité globale du traitement des liquides en diminuant les besoins en électricité liés au traitement de l'eau. L'amélioration de la capacité d'élimination de l'eau à basse pression permettra d'optimiser la production grâce à l'augmentation totale du débit de liquides aux puits, ce qui pourrait avoir des répercussions favorables sur les taux de production, sur la récupération des réserves et sur les frais de production.

Killarney

Les filiales en exploitation sont collectivement propriétaires d'un intérêt économique direct moyen de 93 % dans le champ Killarney dont la Société est l'exploitante et qui a été acquis par cette dernière et la Fiducie dans le cadre de l'acquisition directe de certaines propriétés dans Killarney et de l'acquisition de WEI, au cours deuxième trimestre de 2003. Le champ Killarney est un gisement de pétrole Cummings/Dina type situé dans un rayon de 3,5 milles du gisement Hayter actuel de Harvest. Sa production actuelle est d'environ 1 195 bep/j de pétrole à 20,4 °API. Le rapport McDaniel sur les propriétés existantes a attribué des réserves établies de 2 623 kbep à cette zone. Le gisement Killarney comporte 123 puits de pétrole productifs bruts (114 puits nets). Le PIEP dans cette zone est estimé à 51 Mb de pétrole.

La production de liquides de Killarney est collectée à deux installations centrales situées à 6-29-41-1 W4M et à 10-20-41-1 W4M. La capacité maximale totale des installations est d'environ 175 000 b/j de liquides. Il est possible d'accroître la production en augmentant la capacité d'élimination de l'eau de ce gisement.

David North

La Société a un intérêt économique direct de 100 % dans cette propriété en exploitation qui produit actuellement environ 785 bep/j principalement de pétrole à 23 °API d'une teneur en eau de 98 % provenant des sables pétrolifères Lloydminster (soumis à l'injection d'eau) et Dina situés dans les sections 26 et 27-40-3 W4M. Le rapport McDaniel sur les propriétés existantes a attribué des réserves établies de 978 kbep à cette zone. Le champ comporte 54 puits productifs bruts (54 puits nets). Le PIEP des deux zones productrices est estimé à 18 Mb de pétrole.

La production de liquides est collectée à l'installation centrale située à 15-26-40-3 W4M, dans laquelle la Société a un intérêt économique direct de 100 %. La capacité de l'installation est d'environ 40 000 b/j de liquides. Le pétrole est expédié de l'installation au terminal Hardisty par le pipeline Gibson. Le gaz naturel dissous est conservé et traité à l'usine à gaz Husky North Hansman située à 8-14-39-3 W4M.

L'accélération de l'exploitation de certains puits et le recours accru aux séparateurs d'eaux libres inclinés pourraient entraîner une plus grande efficacité, réduire les frais d'exploitation et accroître la capacité de traitement des liquides. Ces séparateurs inclinés fonctionnent essentiellement à la pression de la tête de puits, ce qui peut rendre les pompes d'injection superflues, car les puits d'élimination peuvent recevoir de l'eau à basse pression. Les séparateurs inclinés permettent de diminuer les frais d'exploitation en raison de la réduction des frais d'électricité découlant de l'utilisation réduite des pompes d'injection. La Société envisage également de cibler des remises en production de puits ayant produit dans les zones Lloydminster ou Dina afin de les convertir en puits producteurs de pétrole Cummings ou Sparky. De nombreux puits ont été répertoriés en vue de leur remise en production.

West Provost

La Société détient un intérêt économique direct moyen de 43,1 % dans cette zone qui produit actuellement environ 625 bep/j principalement de pétrole à 26 °API d'une teneur en eau de 98 % provenant principalement du gisement Mannville « L », situé dans les cantons 37, 38 et 39-3 W4M. La production actuelle de gaz naturel s'établit à environ 200 kpi^3/j. Le rapport McDaniel sur les propriétés existantes a attribué à cette zone des réserves établies de 1 038 kbep. Le gisement West Provost comporte 114 puits productifs de pétrole bruts (43 puits nets) et 15 puits productifs de gaz naturel bruts (6 puits nets). Le PIEP dans cette zone est estimé à 35 Mb de pétrole.

La majeure partie de la production de liquides de West Provost dans la zone est collectée à une installation centrale située à 3-15-38-03 W4M, dans laquelle la Société a un intérêt économique direct de 37,5 %. L'installation a une capacité d'environ 115 000 b/j de liquides. Le pétrole est acheminé de l'installation au terminal Hardisty par le pipeline Gibson Provost. Le gaz naturel dissous et non associé est conservé et traité à l'usine à gaz Husky North, Hansman Lake située à 8-14-39-03 W4M. La zone West Provost produit également du gaz naturel à partir de 15 puits bruts, provenant principalement des formations Viking et Colony.

Il est possible de recourir à des méthodes de compression des coûts afin d'améliorer les revenus nets et la récupération ultime en employant des séparateurs d'eau libre inclinés et en augmentant la capacité d'élimination de l'eau.

Amisk

WEI est propriétaire d'un intérêt économique direct moyen de 75 % dans le gisement Amisk dont la Société exploite la totalité de la production et que la Fiducie a acquis dans le cadre de l'acquisition de WEI, le 27 juin 2003. Le champ Amisk est situé dans l'axe productif qui comprend Thompson Lake, Hayter, Killarney et West Provost. Amisk est situé à 15 milles à l'est de Thompson Lake, tire sa production de la même formation et a des caractéristiques de production similaires. Sa production nette actuelle est de 603 bep/j de pétrole à 22 °API. Le rapport McDaniel sur les propriétés existantes a attribué à ce gisement des réserves établies de 1 037 kbep. Le gisement Amisk comporte 88 puits de pétrole productifs bruts (66 puits nets). Le PIEP dans la totalité de la zone du gisement Amisk est estimé à 62 Mb de pétrole.

La production de liquides de Amisk est collectée à une installation centrale en exploitation située à 12-15-40-08 W4M. La Société a repéré des possibilités d'améliorer le revenu net et la récupération ultime en réduisant les frais d'exploitation, en suspendant l'exploitation des puits marginaux et en augmentant la capacité d'élimination de l'eau du gisement.

Czar

WEI est propriétaire d'un intérêt économique direct moyen de 100 % dans cette zone dont la Société exploite la totalité de la production et que la Fiducie a acquise dans le cadre de l'acquisition de WEI, le 27 juin 2003. Le gisement Czar est situé à 8 milles directement à l'est de Amisk, dans le même axe productif, et sa production actuelle nette est de 525 bep/j de pétrole à 16 °API. Le rapport McDaniel sur les propriétés existantes a attribué à ce gisement des réserves établies de 278 kbep. Le gisement Czar comporte 67 puits de pétrole productifs bruts (67 puits nets). Le PIEP est estimé à 34 Mb de pétrole.

La production de liquides de Czar est collectée à une installation centrale en exploitation située à 2-19-40-06 W4M. La Société a repéré des possibilités d'améliorer le revenu net et la récupération ultime en réduisant les frais d'exploitation et en augmentant la capacité d'élimination de l'eau du gisement.

Bellshill Lake

La Société a un intérêt économique direct de 100 % dans des terrains d'une superficie de 1 120 acres situés dans les sections 5 et 6-41-12 W4M qui sont adjacents à la concession Bellshill Blairmore. Cette propriété en exploitation produit actuellement environ 410 bep/j principalement de pétrole à 18 °API d'une teneur en eau de 98 % provenant du gisement Ellerslie « A » et du gaz naturel provenant du gisement Glauconite « A ». Le rapport McDaniel a attribué des réserves établies de 740 kbep à cette zone. Le champ comprend 20 puits productifs bruts (20 puits nets). Le PIEP dans cette zone est estimé à 27 Mb de pétrole.

La production a été mise en valeur exclusivement au moyen de puits horizontaux. Les puits produisent à partir d'une couche épaisse de grès fluviatile du Crétacé inférieur qui repose sur une nappe aquifère active. La plupart des puits sont munis de pompes à rotor hélicoïdal excentré afin de maximiser la production de liquides. La production de liquides du champ Bellshill dans la zone est collectée à l'installation centrale située à 11-5-41-12 W4M, dans laquelle la Société a un intérêt économique direct de 100 %. La capacité de l'installation est d'environ 40 000 b/j de liquides. Le pétrole est expédié de l'installation au terminal Hardisty par le pipeline Gibson Bellshill. Le gaz naturel

dissous est conservé et traité à l'usine à gaz Husky Hastings Coulee située à 1-14-41-15 W4M. L'eau est réinjectée dans la nappe aquifère du Crétacé inférieur. Les perspectives de mise en valeur comprennent un emplacement de forage horizontal additionnel et l'augmentation de la capacité d'injection d'eau.

Metiskow

La Société a un intérêt économique direct de 100 % dans cette propriété en exploitation qui produit actuellement environ 144 bep/j de pétrole à 16 °API provenant du gisement Provost Dina « E » situé dans les sections 22 et 23-39-6 W4M. Le champ a été mis en valeur exclusivement au moyen de puits horizontaux. Le rapport McDaniel sur les propriétés existantes a attribué des réserves établies de 138 kbep à cette zone. Le gisement comporte neuf puits productifs bruts (neuf puits nets). Le PIEP dans cette zone est estimé à 3,0 Mb de pétrole.

La production de liquides de Metiskow est collectée à l'installation centrale située à 5-22-39-6 W4M, dans laquelle la Société a un intérêt économique direct de 100 %. La capacité de l'installation est d'environ 13 500 b/j de liquides. Le pétrole est expédié par camion de l'installation au terminal Hardisty. Il serait possible d'accroître les réserves en augmentant la capacité d'élimination de l'eau de ce gisement.

RÉSERVES DE PÉTROLE ET DE GAZ ATTRIBUABLES AUX PROPRIÉTÉS EXISTANTES ET AUX REDEVANCES DIRECTES

McDaniel a dressé le rapport McDaniel sur les propriétés existantes qui évalue, au 1er janvier 2003, les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés existantes et aux redevances directes. **Le rapport McDaniel sur les propriétés existantes évalue les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés existantes et aux redevances directes sans tenir compte de la provision pour impôts sur le revenu, des intérêts débiteurs et des frais du service de la dette, des frais généraux et administratifs, ni des frais de remise en état des installations, d'abandon des puits, de remise en état des emplacements de puits et de récupération, mais compte tenu des redevances estimatives, des frais d'exploitation et des dépenses en immobilisations futures. Les réserves probables et la valeur actualisée de ces réserves qui sont présentées dans les tableaux ci-dessous ont été réduites de 50 % afin de tenir compte des risques liés à leur récupération. Le lecteur ne doit pas présumer que la valeur actualisée des revenus de production nets futurs estimée par McDaniel représente la juste valeur marchande des réserves.** D'autres hypothèses et réserves, notamment quant aux coûts, au prix de la production future et à d'autres questions, sont résumées dans les notes qui suivent les tableaux.

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts en présumant la hausse des coûts et des prix[1][9]

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel[6] (Mpi^3)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)[2][7][8][11] actualisée à			
	Brutes[4]	Nettes[3]	Brutes[4]	Nettes[3]	0 %	10 %	15 %	20 %
Réserves prouvées[4]								
Réserves productives[4][12]	13 323	11 911	1 406	1 126	145 433	124 059	115 863	108 857
Réserves non productives[4]	346	323	336	259	5 517	4 238	3 774	3 390
Réserves inexploitées[4]	1 824	1 504	95	79	18 795	13 720	11 857	10 310
Total des réserves prouvées[4]	15 493	13 738	1 837	1 464	169 744	142 018	131 494	122 558
Réserves probables affectées d'un facteur de risque[5]	1 077	946	155	125	12 484	8 485	7 180	6 166
Réserves établies[4]	16 570	14 683	1 992	1 589	182 228	150 502	138 674	128 724

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts en présumant la constance des coûts et des prix[1][9]

	Pétrole brut et liquides du gaz naturel (kb)		Gaz naturel[6] (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)[2][7][8][10] Actualisée à			
	Brutes[4]	Nettes[3]	Brutes[4]	Nettes[3]	0 %	10 %	15 %	20 %
Réserves prouvées[4]								
Réserves productives[4][12]	13 354	11 910	1 408	1 128	167 140	138 240	127 512	118 509
Réserves non productives[4]	346	322	336	259	6 630	5 056	4 488	4 020
Réserves inexploitées[4]	1 824	1 503	95	79	21 226	15 544	13 464	11 739
Total des réserves prouvées[4]	15 524	13 735	1 839	1 466	194 996	158 840	145 464	134 268
Réserves probables affectées d'un facteur de risque[5]	1 072	940	154	124	15 249	10 095	8 442	7 169
Réserves établies[4]	16 596	14 675	1 993	1 590	210 245	168 935	153 906	141 437

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Ne comprend pas la valeur des terrains inexploités.

(3) Représente l'intérêt des filiales en exploitation (et comprend les redevances directes), déduction faite des redevances payables à d'autres (à l'exclusion de la Fiducie).

(4) Les définitions suivantes ont été utilisées dans le rapport McDaniel sur les propriétés existantes :

a) « Réserves brutes » désigne la quote-part attribuable à la participation des filiales en exploitation (et comprend les redevances directes de la Fiducie), sans déduire les redevances payables à d'autres (à l'exclusion de la Fiducie).

b) « Réserves prouvées » désigne les réserves qu'on estime être récupérables selon la technologie et la conjoncture économique actuelles, depuis la partie d'un réservoir qu'on peut raisonnablement évaluer comme étant économiquement productive d'après l'analyse des données de forage, de géologie, de géophysique et d'ingénierie, y compris les réserves devant être obtenues au moyen de procédés de récupération assistée dont il est prouvé qu'ils sont rentables économiquement et techniquement à l'égard du réservoir en question.

c) « Réserves probables » désigne les réserves dont l'analyse des données de forage, de géologie, de géophysique et d'ingénierie ne démontre pas qu'elles sont prouvées selon la technologie actuelle et la conjoncture économique actuelle ou prévue, mais dont elle laisse supposer la probabilité de leur existence et de leur récupération future. Les réserves probables supplémentaires qui seront obtenues par l'application de procédés de récupération assistée sont les quantités qui seront récupérées en sus de celles estimées dans la catégorie des réserves prouvées qui peuvent être estimées de façon réaliste par rapport au gisement d'après les procédés de récupération assistée dont la mise en application peut raisonnablement être prévue.

d) « Réserves établies » désigne la somme de 50 % des réserves probables et de 100 % des réserves prouvées.

e) « Réserves productives » désigne les réserves qui sont en production ou, si elles ne le sont pas, qui pourraient être récupérées à partir de puits ou d'installations existants et qui ne sont pas en production parce que le propriétaire en a décidé ainsi.

f) « Réserves non productives » comprend les réserves prouvées qui ne sont pas en production en raison de l'absence d'installations ou de marchés.

g) « Réserves inexploitées » désigne les réserves prouvées qu'on prévoit récupérer à partir de nouveaux puits sur des terrains non forés ou de puits existants dont la remise en production exigerait des dépenses en immobilisations relativement considérables.

h) « Total des réserves prouvées » désigne la somme des réserves prouvées productives, des réserves prouvées non productives et des réserves prouvées inexploitées.

(5) Les valeurs actualisées et les quantités des réserves probables non affectées d'un facteur de risques ont été réduites de 50 % pour tenir compte du risque associé à la récupération de ces réserves.

(6) Toutes les réserves de gaz naturel sont les réserves restantes, déduction faite des pertes superficielles causées par la contraction en cours de traitement et du gaz brut utilisé comme carburant de la concession.

(7) Le cours du change du dollar canadien utilisé dans le rapport McDaniel sur les propriétés existantes était de 0,69 $ US en 2003, de 0,69 $ US en 2004, de 0,68 $ US en 2005 et de 0,68 $ US par la suite.

(8) Le rapport McDaniel sur les propriétés existantes estime que les dépenses en immobilisations totales (nettes pour les filiales en exploitation) nécessaires pour tirer les rentrées nettes futures estimatives des réserves établies, d'après l'hypothèse de la hausse des coûts et des prix, s'élèvent à 10 740 600 $ (9 700 500 $ si elles sont actualisées à raison de 15 % par année), à raison de 8 155 100 $, 2 580 200 $ et 5 300 $ pour les années civiles 2003, 2004 et 2005, respectivement. Les dépenses en immobilisations correspondantes nécessaires pour tirer les rentrées nettes futures

estimatives avant impôt des réserves établies, d'après l'hypothèse de la constance des coûts et des prix, s'élèvent à 10 481 800 $ (9 778 140 $ si elles sont actualisées à raison de 15 % par année), à raison de 7 996 800 $, 2 480 000 $ et 5 000 $ pour les années civiles 2003, 2004 et 2005, respectivement.

(9) La portée et la nature des intérêts évalués dans le rapport McDaniel sur les propriétés existantes et toutes les données factuelles ont été données par la Société à McDaniel qui les a acceptées telles quelles. Les calculs relatifs aux réserves de pétrole brut et de gaz naturel et toutes les projections sur lesquelles se fonde le rapport McDaniel sur les propriétés existantes ont été établies d'après des méthodes d'évaluation généralement reconnues en génie pétrolier.

(10) L'évaluation selon la constance des coûts et des prix s'appuyait sur les prix annuels moyens généraux des produits pour 2002 prévus dans l'évaluation de la hausse des coûts et des prix (voir note 11) rajustés pour tenir compte du transport et des écarts de qualité par rapport au prix à la tête de puits et indiqués ci-dessous :

Pétrole brut (WTI)	28,14 $ US/b
Pétrole lourd	24,15 $/b
Propane	25,90 $/b
Butane	28,30 $/b
Pentane Plus	30,32 $/b
Gaz naturel	6,35 $/MBtu

Les frais d'exploitation et les coûts en capital n'ont pas été augmentés dans l'évaluation de la constance des coûts et des prix.

(11) En ce qui concerne l'évaluation de la hausse des coûts et des prix, les prix annuels moyens généraux de produits utilisés dans le rapport McDaniel sur les propriétés existantes pour le gaz naturel, le pétrole brut et les liquides de gaz naturel, sont présentés dans le tableau suivant.

		Pétrole brut léger		Liquides de gaz naturel à Edmonton		
Année	Pétrole brut lourd $/b	WTI à Cushing, en Oklahoma* $ US/b	Prix au pair à Edmonton 40 °API $/b	Propane $/b	Butane $/b	Mélange de LGN à Edmonton $/b
2003	26,54	28,23	40,28	28,72	29,19	31,23
2004	23,47	25,00	35,20	24,70	23,20	26,30
2005	23,38	24,00	34,30	23,10	22,60	25,20
2006	21,66	23,00	32,80	22,00	21,60	24,00
2007	21,83	23,30	33,20	21,80	21,90	24,10
2008	22,31	23,80	33,90	22,20	22,40	24,60
2009	22,78	24,30	34,60	22,70	22,80	25,10
2010	23,24	24,80	35,30	23,10	23,30	25,60
2011	23,70	25,30	36,00	23,60	23,70	26,10
2012	24,15	25,80	36,70	24,10	24,20	26,70
2013	24,70	26,30	37,50	24,60	24,70	27,20
2014	25,14	26,80	38,20	25,00	25,20	27,70
2015	25,58	27,30	38,90	25,50	25,60	28,20
2016	26,02	27,80	39,60	25,90	26,10	28,70
2017	26,55	28,40	40,40	26,40	26,60	29,30
2018	27,17	29,00	41,30	27,00	27,20	29,90
2019	27,79	29,60	42,20	27,60	27,80	30,60
2020	28,30	30,20	43,00	28,10	28,40	31,20
2021	28,90	30,80	43,90	28,80	28,90	31,90
2022	29,40	31,40	44,70	29,30	29,50	32,50
Par la suite	29,40	31,40	44,70	29,30	29,50	32,50

* 40 °API, 0,4 % de soufre.

Année	Henry Hub $ US/MBtu	Prix au comptant de l'AECO $/GJ	Prix au comptant de l'Alberta $/MBtu
2003	5,79	7,04	7,13
2004	4,56	5,51	5,65
2005	4,00	4,95	5,05
2006	3,75	4,71	4,80
2007	3,66	4,57	5,65
2008	3,69	4,61	4,70
2009	3,77	4,71	5,80
2010	3,85	4,81	4,90
2011	3,93	4,90	5,00
2012	4,00	5,00	5,10
2013	4,08	5,10	5,20
2014	4,16	5,19	5,30
2015	4,24	5,29	5,40
2016	4,31	5,38	5,50
2017	4,41	5,50	5,60
2018	4,50	5,62	5,70
2019	4,59	5,73	5,85
2020	4,69	5,85	5,95
2021	4,78	5,97	6,10
2022	4,87	6,08	6,20
Par la suite	4,87	6,08	6,20

Les coûts en capital et les frais d'exploitation ont été augmentés de 2 % annuellement.

(12) Toutes les réserves prouvées productives sont en production.

Renseignements sommaires sur les réserves

Le tableau ci-après donne des renseignements concernant l'intérêt économique direct visant les propriétés existantes, ainsi que les réserves brutes et la valeur des réserves au 1er janvier 2003, date d'effet du rapport McDaniel sur les propriétés existantes.

Propriété	Pourcentage de l'intérêt économique direct(1)(2)	Réserves brutes (kbep)(2)(3)	Valeur des réserves(2)(3)(4)(5)	
			(en milliers de dollars)	(en pourcentage)
Hayter	93,1	7 845	66 966	44,50
Killarney	93,8	2 623	20 291	13,50
Thompson Lake	99,1	2 107	21 583	14,30
Amisk	75,0	1 037	9 193	6,10
West Provost	43,1	1 038	9 735	6,50
David North	100,0	978	12 204	8,10
Bellshill Lake	99,5	740	5 506	3,70
Czar	100,0	278	2 262	1,50
Mestikow	100,0	138	1 471	0,98
Hayter West	100,0	34	128	0,09
Provost	58,6	13	179	0,12

Propriété	Pourcentage de l'intérêt économique direct[1][2]	Réserves brutes (kbep)[2][3]	Valeur des réserves[2][3][4][5] (en milliers de dollars)	Valeur des réserves[2][3][4][5] (en pourcentage)
Black Creek[6]	100,0	59	691	0,46
Choice[7]	6,4	11	294	0,20
TOTAL[8]		16 901	150 502	100,00

Notes
(1) Intérêt économique direct moyen pondéré des filiales en exploitation dans les réserves établies, sans déduire les redevances payables à d'autres (à l'exclusion de la Fiducie).
(2) D'après les réserves établies tirées du rapport McDaniel sur les propriétés existantes.
(3) Compte tenu des hypothèses relatives à la hausse des coûts et des prix.
(4) Actualisées à 10 %, sans tenir compte des frais généraux et administratifs, des intérêts débiteurs, des taxes et impôts et des frais de remise en état et d'abandon des emplacements.
(5) Déduction faite des dépenses en immobilisations. Ne comprend pas la valeur des terrains inexploités.
(6) Réserves non productrices.
(7) Droit de redevance uniquement.
(8) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

AUTRES RENSEIGNEMENTS SUR LES PROPRIÉTÉS EXISTANTES

Terrains inexploités

Le tableau suivant présente les terrains inexploités détenus par les filiales en exploitation qui faisaient partie des propriétés existantes au 30 juin 2003 :

	Bruts[1] (acres)	Nets[2] (acres)
Alberta	27 030	17 745
Total	27 030	17 745

Notes
(1) « Acres bruts » désigne le nombre total d'acres dans lesquels les filiales en exploitation ont un intérêt.
(2) « Acres nets » désigne le nombre total d'acres dans lesquels les filiales en exploitation ont un intérêt, multiplié par l'intérêt économique direct, exprimé en pourcentage, dans ceux-ci qui appartient aux filiales en exploitation.

Le rapport Seaton-Jordan sur les propriétés existantes a estimé que la valeur marchande des terrains inexploités liés aux propriétés existantes s'établissait, au 1er juillet 2003, à 704 232 $. Aux fins du rapport Seaton-Jordan sur les propriétés existantes, l'expression « valeur marchande » s'entend du prix que, d'après Seaton-Jordan, on pourrait raisonnablement s'attendre obtenir des propriétés. Aux fins du calcul de la valeur marchande, Seaton-Jordan a analysé les prix actuels les plus récents payés dans le cadre de ventes de terrains se trouvant sur des propriétés situées dans le voisinage immédiat de chacune des propriétés évaluées. Dans les zones où aucun prix actuel n'était disponible dans le voisinage immédiat, Seaton-Jordan s'est fiée à son jugement.

Puits de pétrole et de gaz naturel

Le tableau suivant indique, au 1er août 2003, le nombre et le statut des puits situés sur les propriétés existantes dans lesquels les filiales en exploitation ont acquis une participation; il s'agit de puits qui sont productifs ou dont la Société estime qu'ils pourraient l'être.

	Puits productifs[4][5]				Puits fermés[1]			
	Pétrole		Gaz naturel		Pétrole		Gaz naturel	
	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]	Bruts[2]	Nets[3]
Alberta	871	757	9	3,3	305	290	2	1,4
TOTAL	871	757	9	3,3	305	290	2	1,4

Notes

(1) « Puits fermés » désigne les puits non productifs, mais dont la Société estime qu'ils pourraient l'être. Les puits fermés dans lesquels les filiales en exploitation ont un intérêt économique direct sont situés à distance raisonnable de réseaux collecteurs, de pipelines ou d'autres moyens de transport ou y sont déjà reliés.

(2) « Puits bruts » désigne le nombre total de puits dans lesquels les filiales en exploitation ont un intérêt économique direct.

(3) « Puits nets » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct que les filiales en exploitation ont acquis dans celui-ci, exprimé en pourcentage.

(4) On a attribué aux puits assujettis à des droits de redevance le chiffre net de zéro.

(5) Ce ne sont pas tous les puits dans lesquels les filiales en exploitation ont un intérêt économique auxquels le rapport McDaniel sur les propriétés existantes a attribué des réserves ou qui figurent dans le présent tableau. Voir la rubrique « Description de la Fiducie – La PBN et les redevances directes – Fonds de remise en état ».

Historique de production

Le tableau suivant résume les volumes de pétrole brut, de gaz naturel et de liquides de gaz naturel vendus attribuables aux propriétés existantes, sans tenir compte des redevances, pour les périodes indiquées.

	2003		Exercice terminé le 31 décembre[1][2]		
	Deuxième trimestre	Premier trimestre[1][2]	2002	2001	2000
Pétrole brut (b/j)	9 371	8 034	9 336	7 872	6 527
Gaz naturel (kpi^3/j)	1 161	875	1 181	596	246
Liquides de gaz naturel (b/j)	67	43	5	–	–
Total (bep/j 6:1)	9 632	8 223	9 538	7 971	6 568

Notes

(1) D'après les renseignements fournis à la Société par les vendeurs des propriétés existantes pour les périodes pendant lesquelles les propriétés existantes applicables n'étaient pas détenues par les filiales en exploitation et d'après les renseignements figurant dans les registres comptables de la Société pour toutes les autres périodes.

(2) Ne comprend pas la production tirée des propriétés Killarney, Amisk et Czar.

Le mélange de pétrole brut, de gaz naturel et de liquides de gaz naturel provenant des propriétés existantes des filiales en exploitation pour le semestre terminé le 30 juin 2003 était constitué d'environ 54 % de pétrole brut lourd (moins de 20 °API), 43 % de pétrole brut moyen (20 °API à 27 °API), 2 % de gaz naturel et 1 % de liquides de gaz naturel.

Les filiales en exploitation tirent environ 98 % de leur revenu brut de la production de pétrole brut et de liquides de gaz naturel et le reste du gaz naturel.

Historique de forage

Le tableau suivant indique les puits de développement bruts et nets relatifs aux propriétés existantes au forage desquels les filiales en exploitation et les vendeurs des propriétés existantes ont participé au cours des périodes indiquées.

	Exercice terminé le 31 décembre			
	2002		2001	
	Bruts[1]	Nets[2]	Bruts[1]	Nets[2]
Puits de pétrole	10	9,5	33	31,6
Puits de gaz	–	–	–	–
Puits secs	–	–	1	1,0
Puits de service	–	–	1	0,9
Total	10	9,5	35	33,5

Notes
(1) « Puits bruts » désigne le nombre total de puits dans lesquels les filiales en exploitation ont un intérêt économique direct.
(2) « Puits nets » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct des filiales en exploitation dans celui-ci, exprimé en pourcentage.
(3) On a attribué aux puits assujettis à des droits de redevance un chiffre net de zéro.

Dépenses en immobilisations

Le tableau suivant résume les dépenses en immobilisations engagées par les filiales en exploitation et les vendeurs des propriétés existantes relativement à des acquisitions, à du forage d'exploration et de développement et à des installations et autres biens de production à l'égard des propriétés existantes pendant les périodes indiquées.

	2003[1]		Exercice terminé le 31 décembre[1][2]		
	Deuxième trimestre	Premier trimestre[2]	2002	2001	2000
	(non vérifiées) (en milliers de dollars)	(non vérifiées) (en milliers de dollars)	(non vérifiées) (en milliers de dollars)	(non vérifiées) (en milliers de dollars)	(non vérifiées) (en milliers de dollars)
Acquisitions de propriétés[3]	24 003	–	76 153	–	54
Frais de mise en valeur[4]	3 706	1 473	–	12 373	14 941
Matériel de production[5]	4 798	4 420	770	4 518	3 915
TOTAL	32 507	5 893	76 923	16 891	18 910

Notes
(1) D'après les renseignements fournis à la Société par les vendeurs des propriétés existantes pour les périodes pendant lesquelles les propriétés existantes applicables n'étaient pas détenues par les filiales en exploitation et d'après les renseignements figurant dans les registres comptables de la Société pour toutes les autres périodes.
(2) Ne comprend pas les dépenses en immobilisations engagées par les vendeurs des propriétés existantes qui sont attribuables aux propriétés Killarney, Amisk et Czar.
(3) Les acquisitions de propriétés comprennent les achats de baux et de redevances de production et les échanges de propriétés visées par des baux et des droits de redevance.
(4) Les dépenses de mise en valeur comprennent le forage de développement et diverses dépenses incorporelles.
(5) Les biens de production comprennent le matériel rattaché à la production et aux installations, les pipelines et l'actif corporel divers.

Revenus et frais d'exploitation directs

Le tableau suivant présente les revenus et les frais d'exploitation directement attribuables aux propriétés existantes pour les périodes indiquées.

	2003		Exercice terminé le 31 décembre[1][2]		
	Deuxième trimestre	Premier trimestre[2]	2002	2001	2000
	(non vérifiés) (en milliers de dollars)	(non vérifiés) (en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Revenus					
Vente de pétrole et de gaz naturel[1][2][3][4]	17 623	14 738	86 178	74 159	99 550
Frais d'exploitation	6 596	6 804	26 637	24 420	18 133
Bénéfice d'exploitation	11 027	7 934	59 541	49 739	81 417

Notes

(1) Ne comprend pas le revenu réalisé et les frais d'exploitation engagés par les vendeurs des propriétés existantes qui sont attribuables aux propriétés Killarney, Amisk et Czar.

(2) Voir les rubriques « Tableau des résultats des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 » et « Tableau des résultats des propriétés additionnelles acquises auprès d'Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et neuf mois arrêtés aux 30 septembre 2002 et 2001 » qui figurent dans le présent prospectus.

(3) Compte tenu des redevances.

(4) Prix moyens obtenus à l'égard des produits : trimestre terminé le 30 juin 2003 – 24,35 \$/bep; trimestre terminé le 31 mars 2003 – 23,86 \$/bep; 2002 – 22,07 \$/bep; 2001 – 19,89 \$/bep; 2000 – 29,77 \$/bep, d'après les renseignements fournis à la Société par les vendeurs des propriétés existantes.

Revenu net historique

Le tableau suivant présente, pour les périodes indiquées, des renseignements sur les prix nets moyens des produits obtenus, sur les redevances versées, sur les frais d'exploitation et sur le revenu net touché par les filiales en exploitation à l'égard de la production de pétrole brut, de liquides de gaz naturel et de gaz naturel tirée des propriétés existantes (mais uniquement lorsque celles-ci étaient détenues par les filiales en exploitation).

	2003		
	Deuxième trimestre	Premier trimestre	Période allant du 10 juillet 2002 au 31 décembre 2002
Production nette moyenne (bep/j)[1]	9 632	8 223	4 307
Prix obtenus			
Pétrole brut ($/b)	23,42	23,15	28,65
Équivalent de pétrole ($/bep 6:1)	24,35	23,86	28,79
Redevances versées			
Pétrole brut ($/b)	3,85	3,85	3,76
Équivalent de pétrole ($/bep 6:1)	3,96	3,95	3,80
Frais d'exploitation[2]			
Pétrole brut ($/b)	7,68	9,19	8,49
Équivalent de pétrole ($/bep 6:1)	7,68	9,19	8,49
Revenu net touché			
Pétrole brut ($/b)	11,89	10,11	16,40
Équivalent de pétrole ($/bep 6:1)	12,71	10,72	16,50

Notes

(1) La production des filiales en exploitation au cours des premier et deuxième trimestres se composait d'environ 97 % de pétrole brut, 2 % de gaz naturel et 1 % de liquides de gaz naturel.

(2) Les frais d'exploitation sont composés des frais directs engagés en vue de l'exploitation des puits de pétrole et de gaz naturel. Un certain nombre d'hypothèses ont été posées en vue de la répartition de ces frais entre la production de pétrole, de gaz naturel et de liquides de gaz naturel.

Engagements futurs

Les filiales en exploitation sont exposées aux risques du marché résultant de la fluctuation des prix des marchandises, des cours du change, des taux d'intérêt et du prix de l'électricité dans le cours normal de son exploitation. Elles diminuent leur exposition aux fluctuations des prix des marchandises, des cours du change et du prix de l'électricité en ayant recours à divers instruments dérivés. En cas de défaut des contreparties avec lesquelles ces instruments dérivés ont été conclus, les filiales en exploitation pourraient subir des pertes. La Société gère ce risque en répartissant son portefeuille d'instruments dérivés entre un certain nombre de contreparties solides financièrement. Voir la rubrique « Renseignements portant sur la Société – Couverture des prix des marchandises ».

Arrangements de commercialisation

La totalité de la production de pétrole tirée des propriétés existantes, à l'exclusion de Hayter, de West Provost, de David North et de Thompson Lake, est vendue au moyen de contrats à reconduction tacite comportant des dispositions qui prévoient un avis d'annulation de 30 jours. Le gaz tiré de David North et de Thompson Lake est vendu sur le marché au comptant. La production de gaz naturel tirée de Mestikow est brûlée à la torche.

La totalité de la production pétrolière tirée des propriétés Hayter et West Provost est expédiée dans le débit de Bow River par le réseau de pipelines Gibson. Gibson Energy Ltd. fournit le condensat nécessaire aux fins du mélange de la production tirée de Hayter vendue dans le réseau Provost et facture le producteur. Le pourcentage de condensat nécessaire varie entre 15 % et 25 % de pétrole, selon la saison, une quantité plus importante de condensat étant nécessaire au cours des mois d'hiver.

Le gaz naturel dissous est conservé puis traité dans l'usine à gaz corrosif d'un tiers. Le gaz naturel non associé est vendu aux termes de deux contrats différents. Le premier est un contrat d'achat de gaz naturel auprès d'un courtier fournisseur conclu avec TransCanada Pipelines pendant la durée des réserves et le deuxième, un contrat à reconduction tacite de 30 jours fondé sur les prix au comptant de l'AECO.

ACQUISITION DES NOUVELLES PROPRIÉTÉS

Le 1er octobre 2003, la Fiducie a conclu la convention relative à l'acquisition des nouvelles propriétés avec le vendeur des nouvelles propriétés en vue de l'acquisition des nouvelles propriétés, avec effet le 1er octobre 2003, en contrepartie d'environ 80 M$, sans tenir compte des rajustements et des frais relatifs à l'opération. La clôture de l'acquisition des nouvelles propriétés devrait avoir lieu vers le 16 octobre 2003.

Immédiatement après la réalisation de l'acquisition des nouvelles propriétés, la Fiducie a l'intention de procéder à une restructuration interne dans le cadre de laquelle la quasi-totalité des nouvelles propriétés seront transférées à Harvest Sask, fiducie détenue en propriété exclusive par la Fiducie.

L'acquisition des nouvelles propriétés sera financée au moyen du produit net du présent placement, qui devrait s'établir à environ 41,950 M$ (48,295 M$ si l'option d'attribution excédentaire est levée intégralement) et au moyen des avances prélevées sur la nouvelle facilité bancaire quant à environ 39,150 M$ (32,805 M$ si l'option d'attribution excédentaire est levée intégralement). Si la clôture du présent placement survient après la réalisation de l'acquisition des nouvelles propriétés, l'acquisition des nouvelles propriétés sera financée au moyen d'avances prélevées sur la nouvelle facilité bancaire ou consenties aux termes des conventions de financement provisoire et la Fiducie prendra des dispositions en vue d'obtenir un financement provisoire ou un autre financement par emprunt en vue de financer l'acquisition des nouvelles propriétés jusqu'à la réalisation du présent placement. **La clôture du présent placement aura lieu uniquement si l'acquisition des nouvelles propriétés est réalisée.**

Les nouvelles propriétés sont situées dans le sud-est de la Saskatchewan, près de la ville de Carlyle. La majeure partie de la production est située entre le rang 32 W1M du canton 7 et le rang 13 W2M du canton 13. En septembre 2003, elles ont produit environ 5 200 bep/j de pétrole léger (28 °API à 34 °API) concentré dans l'axe de la zone de sous-affleurement Tilston du Mississipien. D'après l'évaluation du rapport McDaniel sur les nouvelles propriétés, selon la production annuelle de 2003, celles-ci comportent des réserves établies de 16,85 Mbep et ont un IDR de 8,3 ans. Le mécanisme de récupération utilisé est le déplacement par poussée d'eau soutenu par une nappe

aquifère active, ce qui permet de récupérer efficacement les réserves et apparente les caractéristiques de l'exploitation des nouvelles propriétés à celles des propriétés existantes. La Fiducie acquerra un intérêt économique direct moyen de 98 % dans les nouvelles propriétés et prévoit assumer l'exploitation de plus de 98 % de la production totale. Toute la production est concentrée sur le plan géographique, ce qui favorise l'accès et les synergies d'exploitation. Afin de soutenir la croissance constante des propriétés, la direction a repéré des possibilités d'accroître la valeur de cette zone grâce à du forage de développement, aux vastes terrains inexploités qu'elle comporte et à une banque de données sismiques exclusives, qui font partie de l'actif associé aux nouvelles propriétés.

Propriétés principales

Le texte qui suit est une description des propriétés pétrolifères et gazéifères principales du vendeur des nouvelles propriétés qui constituent la majeure partie des nouvelles propriétés. Une production supplémentaire d'environ 260 bep/j est tirée de diverses propriétés mineures. Le terme « net », lorsqu'il est utilisé pour décrire la quote-part du vendeur des nouvelles propriétés dans la production, désigne la quote-part totale attribuable à l'intérêt économique direct du vendeur des nouvelles propriétés, sans déduire les redevances appartenant à des tiers. Les données relatives au volume des réserves sont énoncées, sans déduire les redevances, au 1er janvier 2003, selon l'hypothèse de la hausse des coûts et des prix évaluée dans le rapport McDaniel sur les nouvelles propriétés (voir la rubrique « Réserves de pétrole et de gaz » ci-après). Sauf indication contraire, les renseignements relatifs aux acres bruts et nets, au nombre de puits et à la production sont donnés au 30 septembre 2003. Sauf indication contraire, tous les renseignements énoncés ci-après sont nets pour le vendeur des nouvelles propriétés. Les données relatives au PIEP sont des valeurs publiées par le gouvernement de la Saskatchewan. La totalité de production de pétrole est acheminée au réseau de pipeline de Enbridge Saskatchewan.

Hazelwood

Cette zone comporte neuf gisements distincts produisant 1 840 bep/j de pétrole à 34 °API provenant de 142 puits de pétrole situés dans la formation Tilston. Le vendeur des nouvelles propriétés détient un intérêt économique direct moyen de 98 % dans 19 107 acres bruts, y compris 8 669 acres inexploités nets. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 6 849 kbep. La zone comporte 142 puits de pétrole productifs bruts (139 puits nets). Le PIEP de tous les gisements de Hazelwood est estimé à 160 Mb de pétrole. L'exploitation de toutes les installations sauf une (intérêt économique direct de 100 %) et les nombreuses données sismiques tridimensionnelles exclusives recueillies offrent la possibilité d'accroître la production pétrolière et la durée des réserves au moyen de travaux de reconditionnement, de forage d'extension et de forage intercalaire horizontal. Les volumes de gaz naturel tirés de Hazelwood sont commercialisés par l'entremise d'une coopérative de gaz naturel rurale de la zone.

Moose Valley

Cette zone comporte cinq gisements produisant 1 150 bep/j de pétrole à 28 °API provenant de 98 puits de pétrole situés dans la formation Tilston. Le vendeur des nouvelles propriétés détient un intérêt économique direct moyen de 97 % dans 8 417 acres bruts, y compris 3 794 acres inexploités nets. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 4 135 kbep. La zone comporte 98 puits de pétrole productifs bruts (97 puits nets). Le PIEP de tous les gisements de Moose Valley est estimé à 80 Mb de pétrole. L'exploitation de toutes les installations (intérêt économique direct de 100 %) sauf une et les nombreuses données sismiques tridimensionnelles exclusives recueillies offrent la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau et de travaux de forage intercalaire et d'extension supplémentaires.

Whitebear

Cette zone comporte trois gisements principaux produisant 790 bep/j de pétrole à 34 °API provenant de 67 puits de pétrole situés dans la formation Tilston. Le vendeur des nouvelles propriétés détient un intérêt économique direct de 100 % dans 11 245 acres bruts, y compris 6 204 acres inexploités nets. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 2 517 kbep. La zone comporte 67 puits de pétrole productifs bruts (58 puits nets). Le PIEP de tous les gisements Whitebear est estimé à 120 Mb de pétrole. Une partie

importante de la propriété est située sur la réserve de la Première nation Whitebear. Le vendeur des nouvelles propriétés détient une option lui permettant d'acquérir un intérêt économique direct moyen supplémentaire de 23 % dans 960 acres bruts ainsi que des droits de redevance visant 96 acres à Willmar, qui fait partie de la zone Whitebear (les « terrains de la réserve Whitebear visés par l'option »). L'exploitation de toutes les installations et les nombreuses données sismiques tridimensionnelles exclusives recueillies offrent la possibilité d'accroître la production pétrolière et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau, de forages intercalaires horizontaux et de forages d'extension supplémentaires sur les terrains de la réserve Whitebear visés par l'option d'ici le 31 décembre 2003.

Corning/Flinton

Cette zone comporte cinq gisements produisant 720 bep/j de pétrole à 28,5 °API provenant de 67 puits de pétrole situés dans la formation Tilston. Le vendeur des nouvelles propriétés détient un intérêt économique direct moyen de 100 % dans 13 748 acres bruts, y compris 6 309 acres inexploités nets. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 2 524 kbep. La zone comporte 67 puits de pétrole productifs bruts (66 puits nets). Le PIEP de tous les gisements de Corning/Flinton est estimé à 53 Mb de pétrole. L'exploitation de toutes les installations (intérêt économique direct de 100 %) et les nombreuses données sismiques tridimensionnelles exclusives recueillies offrent la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement et du forage de puits intercalaires et d'extension choisis.

Parkman East

Cette zone comporte les gisements Parkman East et produit 300 bep/j de pétrole à 33,5 °API provenant de 37 puits de pétrole situés dans la formation Tilston. Le vendeur des nouvelles propriétés détient un intérêt économique direct moyen de 88,1 % dans 6 198 acres bruts, y compris 2 506 acres inexploités nets. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 673 kbep. La zone comporte 37 puits de pétrole productifs bruts (26 puits nets). Le PIEP de tous les gisements de Parkman East est estimé à 230 Mb de pétrole. Il est possible d'accroître la production pétrolière et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau et de forages intercalaires sélectifs.

Wauchope/Lightning

Cette zone comporte trois gisements produisant 140 bep/j de pétrole à 33 °API provenant de 12 puits de pétrole situés dans la formation Tilston. Le vendeur des nouvelles propriétés détient un intérêt économique direct moyen de 93 % dans 4 079 acres bruts, y compris 2 514 acres inexploités nets. Le rapport McDaniel sur les nouvelles propriétés a attribué à cette zone des réserves établies de 149 kbep. La zone comporte 12 puits de pétrole productifs bruts (11 puits nets). Le PIEP de tous les gisements Wauchope/Lightning est estimé à 26 Mb de pétrole. L'exploitation (intérêt économique direct de 100 %) de toutes les installations et les nombreuses données sismiques tridimensionnelles exclusives recueillies offrent la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau, de travaux de forage d'extension supplémentaires et du forage de nouveaux gisements.

Réserves de pétrole et de gaz

McDaniel a dressé le rapport McDaniel sur les nouvelles propriétés qui évalue, au 1er janvier 2003, les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux nouvelles propriétés. **Le rapport McDaniel sur les nouvelles propriétés évalue les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux nouvelles propriétés sans tenir compte de la provision pour impôts sur le revenu, des intérêts débiteurs et des frais du service de la dette, des frais généraux et administratifs, ni des frais de remise en état des installations, d'abandon des puits, de remise en état des emplacements de puits et de récupération, mais compte tenu des redevances estimatives, des frais d'exploitation et des dépenses en immobilisations futures. Les réserves probables et la valeur actualisée de ces réserves qui sont présentées dans les tableaux ci-dessous ont été réduites de 50 % afin de tenir compte des risques liés à leur récupération. Le lecteur ne doit pas présumer que la valeur actualisée des revenus de production nets futurs estimée par McDaniel représente la juste valeur marchande des réserves.** D'autres hypothèses et réserves, notamment quant aux coûts, au prix de la production future et à d'autres questions, sont résumées dans les notes qui suivent les tableaux.

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts en présumant la hausse des coûts et des prix[1][9]

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel[6] (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)[2][7][8][11] Actualisée à			
	Brutes[4]	Nettes[3]	Brutes[4]	Nettes[3]	0 %	10 %	15 %	20 %
Réserves prouvées[4]								
Réserves productives[4][12]	15 113	13 427	506	486	151 643	104 737	92 182	82 904
Réserves non productives[4]	9	9	–	–	63	47	41	36
Réserves inexploitées[4]	462	415	–	–	3 588	1 554	987	583
Total des réserves prouvées[4]	15 584	13 851	506	486	155 294	106 338	93 210	83 523
Réserves probables affectées d'un facteur de risque[5]	1 173	1 018	33	31	11 112	5 516	4 155	3 231
Réserves établies[4]	16 757	14 869	539	517	166 406	111 854	97 365	86 754

Réserves de pétrole et de gaz naturel et rentrées nettes avant impôts en présumant la constance des coûts et des prix[1][9]

	Pétrole brut et liquides du gaz naturel (kb)		Gaz naturel[6] (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)[2][7][8][10] Actualisée à			
	Brutes[4]	Nettes[3]	Brutes[4]	Nettes[3]	0 %	10 %	15 %	20 %
Réserves prouvées[4]								
Réserves productives[4][12]	16 969	15 120	624	601	224 781	136 687	116 202	101 771
Réserves non productives[4]	13	12	–	–	137	96	82	71
Réserves inexploitées[4]	504	453	–	–	6 148	3 073	2 224	1 616
Total des réserves prouvées[4]	17 486	15 585	624	601	231 066	139 856	118 508	103 458
Réserves probables affectées d'un facteur de risque[5]	1 441	1 265	30	28	18 266	8 055	6 025	4 695
Réserves établies[4]	18 927	16 850	654	629	249 332	147 911	124 533	108 153

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Ne comprend pas la valeur des terrains inexploités.

(3) Représente l'intérêt du vendeur des nouvelles propriétés, déduction faite des redevances payables à d'autres (à l'exclusion de la Fiducie).

(4) Les définitions suivantes ont été utilisées dans le rapport McDaniel sur les nouvelles propriétés :

a) « Réserves brutes » désigne la quote-part attribuable à l'intérêt du vendeur des nouvelles propriétés, sans déduire les redevances payables à d'autres (à l'exclusion de la Fiducie).

b) « Réserves prouvées » désigne les réserves qu'on estime être récupérables selon la technologie et la conjoncture économique actuelles, depuis la partie d'un réservoir qu'on peut raisonnablement évaluer comme étant économiquement productive d'après l'analyse des données de forage, de géologie, de géophysique et d'ingénierie, y compris les réserves devant être obtenues au moyen de procédés de récupération assistée dont il est prouvé qu'ils sont rentables économiquement et techniquement à l'égard du réservoir en question.

c) « Réserves probables » désigne les réserves dont l'analyse des données de forage, de géologie, de géophysique et d'ingénierie ne démontre pas qu'elles sont prouvées selon la technologie actuelle et la conjoncture économique actuelle ou prévue, mais dont elle laisse supposer la probabilité de leur existence et de leur récupération future. Les réserves probables supplémentaires qui seront obtenues par l'application de procédés de récupération assistée sont les quantités qui seront récupérées en sus de celles estimées dans la catégorie des réserves prouvées qui peuvent être estimées de façon réaliste par rapport au gisement d'après les procédés de récupération assistée dont la mise en application peut raisonnablement être prévue.

d) « Réserves établies » désigne la somme de 50 % des réserves probables et de 100 % des réserves prouvées.

e) « Réserves productives » désigne les réserves qui sont en production ou, si elles ne le sont pas, qui pourraient être récupérées à partir de puits ou d'installations existants et qui ne sont pas en production parce que le propriétaire en a décidé ainsi.

f) « Réserves non productives » comprend les réserves prouvées qui ne sont pas en production en raison de l'absence d'installations ou de marchés.

g) « Réserves inexploitées » désigne les réserves prouvées qu'on prévoit récupérer à partir de nouveaux puits sur des terrains non forés ou de puits existants dont la remise en production exigerait des dépenses en immobilisations relativement considérables.

h) « Total des réserves prouvées » désigne la somme des réserves prouvées productives, des réserves prouvées non productives et des réserves prouvées inexploitées.

(5) Les prévisions sur les valeurs actualisées et les quantités des réserves probables non affectées d'un facteur de risques ont été réduites de 50 % pour tenir compte du risque associé à la récupération de ces réserves.

(6) Toutes les réserves de gaz naturel sont les réserves restantes, déduction faite des pertes superficielles causées par la contraction en cours de traitement et du gaz brut utilisé comme carburant de la concession.

(7) Le cours du change du dollar canadien utilisé dans le rapport McDaniel sur les nouvelles propriétés était de 0,69 $ US en 2003, de 0,69 $ US en 2004, de 0,68 $ US en 2005 et de 0,68 $ US par la suite.

(8) Le rapport McDaniel sur les nouvelles propriétés estime que les dépenses en immobilisations totales (nettes pour le vendeur des nouvelles propriétés) nécessaires pour tirer les rentrées nettes futures estimatives des réserves établies, d'après l'hypothèse de la hausse des coûts et des prix, s'élèvent à 9 344 600 $ (7 025 645 $ si elles sont actualisées à raison de 15 % par année), à raison de 0 $, 4 129 300 $ et 5 215 300 $ pour les années civiles 2003, 2004 et 2005, respectivement. Les dépenses en immobilisations correspondantes nécessaires pour tirer les rentrées nettes futures estimatives avant impôt des réserves établies d'après l'hypothèse de la constance des coûts et des prix, s'élèvent à 8 883 500 $ (7 312 849 $ si elles sont actualisées à raison de 15 % par année), à raison de 0 $, 3 969 000 $ et 4 914 500 $ pour les années civiles 2003, 2004 et 2005, respectivement.

(9) La portée et la nature des intérêts évalués dans le rapport McDaniel sur les nouvelles propriétés et toutes les données factuelles ont été données par NFX et la Société à McDaniel qui les a acceptées telles quelles. Les calculs relatifs aux réserves de pétrole brut et de gaz naturel et toutes les projections sur lesquelles se fonde le rapport McDaniel sur les nouvelles propriétés ont été établies d'après des méthodes d'évaluation généralement reconnues en génie pétrolier.

(10) L'évaluation selon la constance des coûts et des prix s'appuyait sur les prix annuels moyens généraux des produits pour 2002 prévus dans l'évaluation de la hausse des coûts et des prix (voir note 11) rajustés pour tenir compte du transport et des écarts de qualité par rapport au prix à la tête de puits et indiqués ci-dessous :

Pétrole brut (WTI)	28,14 $ US/b
Pétrole lourd	24,15 $/b
Propane	25,90 $/b
Butane	28,30 $/b
Pentane Plus	30,32 $/b
Gaz naturel	6,35 $/MBtu

Les frais d'exploitation et les coûts en capital n'ont pas été augmentés dans l'évaluation de la constance des coûts et des prix.

(11) En ce qui concerne l'évaluation de la hausse des coûts et des prix, les prix annuels moyens généraux de produits utilisés dans le rapport McDaniel sur les nouvelles propriétés pour le gaz naturel, le pétrole brut et les liquides de gaz naturel, sont présentés dans le tableau suivant.

		Pétrole brut léger		Liquides de gaz naturel à Edmonton		
Année	Pétrole brut lourd $/b	WTI à Cushing, en Oklahoma* $ US/b	Prix au pair à Edmonton 40 °API $/b	Propane $/b	Butane $/b	Mélange de LGN à Edmonton $/b
2003	26,54	28,23	40,28	28,72	29,19	31,23
2004	23,47	25,00	35,20	24,70	23,20	26,30
2005	23,38	24,00	34,30	23,10	22,60	25,20
2006	21,66	23,00	32,80	22,00	21,60	24,00
2007	21,83	23,30	33,20	21,80	21,90	24,10
2008	22,31	23,80	33,90	22,20	22,40	24,60
2009	22,78	24,30	34,60	22,70	22,80	25,10
2010	23,24	24,80	35,30	23,10	23,30	25,60
2011	23,70	25,30	36,00	23,60	23,70	26,10
2012	24,15	25,80	36,70	24,10	24,20	26,70
2013	24,70	26,30	37,50	24,60	24,70	27,20
2014	25,14	26,80	38,20	25,00	25,20	27,70
2015	25,68	27,30	38,90	25,50	25,60	28,20
2016	26,02	27,80	39,60	25,90	26,10	28,70

Année	Pétrole brut lourd $/b	Pétrole brut léger		Liquides de gaz naturel à Edmonton		
		WTI à Cushing, en Oklahoma* $ US/b	Prix au pair à Edmonton 40 °API $/b	Propane $/b	Butane $/b	Mélange de LGN à Edmonton $/b
2017	26,55	28,40	40,40	26,40	26,60	29,30
2018	27,17	29,00	41,30	27,00	27,20	39,90
2019	27,79	29,60	42,20	27,60	27,80	30,60
2020	28,30	30,20	43,00	28,10	28,40	31,20
2021	28,90	30,80	43,90	28,80	28,90	31,90
2022	29,40	31,40	44,70	29,30	29,50	32,50
Par la suite	29,40	31,40	44,70	29,30	29,50	32,50

*40 °API, 0,4 % de soufre.

Année	Henry Hub $ US/MBtu	Prix au comptant de l'AECO $/GJ	Prix au comptant de l'Alberta $/MBtu
2003	5,79	7,04	7,13
2004	4,56	5,51	5,65
2005	4,00	4,95	5,05
2006	3,75	4,71	4,80
2007	3,66	4,57	5,65
2008	3,69	4,61	4,70
2009	3,77	4,71	5,80
2010	3,85	4,81	4,90
2011	3,93	4,90	5,00
2012	4,00	5,00	5,10
2013	4,08	5,10	5,20
2014	4,16	5,19	5,30
2015	4,24	5,29	5,40
2016	4,31	5,38	5,50
2017	4,41	5,50	5,60
2018	4,50	5,62	5,70
2019	4,59	5,73	5,85
2020	4,69	5,85	5,95
2021	4,78	5,97	6,10
2022	4,87	6,08	6,20
Par la suite	4,87	6,08	6,20

Les coûts en capital et les frais d'exploitation ont été augmentés de 2 % annuellement.

(12) Toutes les réserves prouvées productives sont en production.

(13) Ne comprend pas l'impôt sur le capital perçu par la Saskatchewan.

Renseignements sommaires sur les réserves

Le tableau ci-après donne des renseignements concernant l'intérêt économique direct du vendeur des nouvelles propriétés dans les nouvelles propriétés, ainsi que les réserves brutes et la valeur des réserves au 1er janvier 2003, date de prise d'effet du rapport McDaniel sur les nouvelles propriétés.

Propriété	Pourcentage de l'intérêt économique direct du vendeur des nouvelles propriétés(1)(2)	Réserves brutes (kbep)(2)(3)	Valeur des réserves(2)(3)(4)(5)	
			(en milliers de dollars)	(en pourcentage)
Hazelwood	97,7	6 849	46 457	41,6
Moose Valley	96,5	4 135	26 648	23,9
Corning/Flinton	100,0	2 524	16 935	15,2
Whitebear	100,0	2 517	15 432	13,8
Parkman East	88,1	673	4 782	4,3
Wauchope/Lightning	93,2	149	1 448	1,3
TOTAL(6)		16 847	111 700	100,0

Notes

(1) Intérêt économique direct moyen pondéré de NFX dans les réserves établies du vendeur des nouvelles propriétés sans déduire les redevances payables à d'autres (à l'exclusion de la Fiducie).
(2) D'après les réserves établies tirées du rapport McDaniel sur les nouvelles propriétés.
(3) Compte tenu des hypothèses relatives à la hausse des coûts et des prix.
(4) Actualisées à 10 %, sans tenir compte des frais généraux et administratifs, des intérêts débiteurs, des taxes et impôts et des frais de remise en état et d'abandon des emplacements.
(5) Déduction faite des dépenses en immobilisations. Ne comprend pas la valeur des terrains inexploités.
(6) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

Terrains inexploités

Le tableau suivant présente les terrains inexploités liés aux nouvelles propriétés au 1er juillet 2003 :

	Bruts(1)	Nets(2)
	(acres)	
Saskatchewan	32 509	30 710
Total	32 509	30 710

Notes

(1) « Acres bruts » désigne le nombre total d'acres dans lesquels le vendeur des nouvelles propriétés a un intérêt.
(2) « Acres nets » désigne le nombre total d'acres dans lesquels le vendeur des nouvelles propriétés a un intérêt, multiplié par l'intérêt économique direct dans ceux-ci, exprimé en pourcentage.

Le rapport Seaton-Jordan sur les nouvelles propriétés a estimé que la valeur marchande des terrains inexploités liés aux nouvelles propriétés s'établissait, au 1er juillet 2003, à 1 665 293 $. Aux fins du rapport Seaton-Jordan sur les nouvelles propriétés, l'expression « valeur marchande » s'entend du prix que, d'après Seaton-Jordan, on pourrait raisonnablement s'attendre à obtenir des propriétés. Aux fins du calcul de la valeur marchande, Seaton-Jordan a analysé les prix actuels les plus récents payés dans le cadre de ventes de terrains se trouvant sur des propriétés situées dans le voisinage immédiat de chacune des propriétés évaluées. Dans les zones où aucun prix actuel n'était disponible dans le voisinage immédiat, Seaton-Jordan s'est fiée à son jugement.

Nouvelles possibilités d'exploitation et de mise en valeur

La direction de la Société a repéré plusieurs possibilités de tirer profit du potentiel de mise en valeur éventuel en vue d'accroître la production existante qui s'ajoutent aux projets de mise en valeur futurs pris en compte dans la valeur attribuée aux réserves par le rapport McDaniel sur les nouvelles propriétés. Le rapport McDaniel sur les nouvelles propriétés ne tient compte ni des coûts en capital ni de la production supplémentaire éventuelle liés aux possibilités suivantes. Les possibilités qui peuvent être envisagées à cet égard comprennent les suivantes :

- augmentation de la capacité de traitement de l'eau et d'évacuation de l'eau dans les champs clés afin d'accroître le volume de pétrole, notamment à l'aide de séparateurs d'eau libre inclinés et de nouveaux puits d'injection;
- décongestionnement des installations de traitement des liquides et de l'infrastructure de surface existantes;
- possibilités de forage intercalaire horizontal et de forage d'extension à Hazelwood en plus de celles dont on a tenu compte dans le rapport McDaniel sur les nouvelles propriétés. Les emplacements ont été entièrement délimités au moyen de levés sismiques tridimensionnels;
- optimisation de la gestion de la teneur en pétrole des gisements grâce à la fermeture de certains puits et à l'accroissement de la quantité totale des liquides tirés des puits de limite ayant une teneur en pétrole plus élevée. Les puits fermés pourraient être remis en production en fonction de la variation de la teneur en pétrole;
- reperforation de puits fermés existants afin d'accéder à des réserves non épuisées;
- nombreuses possibilités d'exploration délimitées au moyen de levés sismiques qui pourraient s'avérer rentables en cas de vente ou d'amodiation;
- possibilités de forage de développement choisies dans les accumulations de pétrole en sous-affleurement prolifiques Alida et Souris Valley.

Puits de pétrole

Le tableau suivant indique, au 1er avril 2003, le nombre et le statut des puits situés sur les nouvelles propriétés; il s'agit de puits qui sont productifs ou dont la Société estime qu'ils pourraient l'être. Les nouvelles propriétés ne comportent aucun puits de gaz productif.

	Puits productifs[4][5]		Puits fermés[1]	
	Pétrole		Pétrole	
	Puits bruts[2]	Puits nets[3]	Puits bruts[2]	Puits nets[3]
Hazelwood	142	139,16	62	60,76
Moose Valley	98	97,02	25	24,75
Whitebear	67	58,29	29	25,23
Parkman East	37	26,27	25	17,75
Corning/Flinton	67	66,33	25	25,00
Wauchope/Lightning	12	11,28	11	10,34
TOTAL	423	398,35	177	163,83

Notes
(1) « Puits fermés » désigne les puits non productifs, mais dont la Société estime qu'ils pourraient l'être. Les puits fermés liés aux nouvelles propriétés sont situés à distance raisonnable de réseaux collecteurs, de pipelines ou d'autres moyens de transport ou y sont déjà reliés.
(2) « Puits bruts » désigne le nombre total de puits dans lesquels le vendeur des nouvelles propriétés a un intérêt économique direct.
(3) « Puits nets » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct du vendeur des nouvelles propriétés dans celui-ci, exprimé en pourcentage.
(4) On a attribué aux puits assujettis à des droits de redevance le chiffre net de zéro.
(5) Ce ne sont pas tous les puits liés aux nouvelles propriétés auxquels le rapport McDaniel sur les nouvelles propriétés a attribué des réserves ou qui figurent dans le présent tableau. Voir la rubrique « Description de la Fiducie – La PBN et les redevances directes – Fonds de remise en état ».

Historique de production

Le tableau suivant résume les volumes de pétrole brut, de gaz naturel et de liquides de gaz naturel vendus attribuables aux nouvelles propriétés, sans tenir compte des redevances, pour les périodes indiquées.

	2003[1]		Exercice terminé le 31 décembre[1]		
	Deuxième trimestre	Premier trimestre	2002	2001	2000
Pétrole brut (b/j)	5 479	5 976	6 287	6 964	6 299
Gaz naturel (kpi³/j)	230	372	513	707	394
Liquides de gaz naturel (b/j)	28	20	–	–	–
Total (bep/j 6:1)	5 546	6 058	6 373	7 082	6 365

Note
(1) D'après les renseignements qui ont été fournis à la Société par les propriétaires antérieurs des nouvelles propriétés.

Environ 99,5 % des revenus bruts provenant des nouvelles propriétés sont tirés du pétrole brut et des liquides de gaz naturel et, le reste, du gaz naturel. La production, qui a été établie en bep (6:1), est constituée de pétrole brut et de liquides de gaz naturel à raison d'environ 99 % et de gaz naturel à raison d'environ 1 %.

Le mélange de la production de pétrole brut et de liquides de gaz naturel provenant des nouvelles propriétés au 1er janvier 2003 était constitué d'environ 98,5 % de pétrole brut léger (27 °API ou plus), 1,0 % de condensat et 0,5 % de liquides de gaz naturel. La production ne comportait pas de pétrole lourd (moins de 20 °API).

Historique de forage

Le tableau suivant indique les puits de développement bruts et nets relatifs aux nouvelles propriétés au forage desquels les propriétaires des nouvelles propriétés ont participé au cours des périodes indiquées.

	Exercice terminé le 31 décembre			
	2002		2001	
	Bruts[1]	Nets[2]	Bruts[1]	Nets[2]
Puits de pétrole brut	14	13,8	47	47
Puits de gaz naturel	0	0,0	0	0
Puits secs	3	3,0	0	0
Puits d'injection	0	0,0	9	9
Total	17	16,8	56	56

Notes

(1) « Puits bruts » désigne le nombre total de puits dans lesquels le vendeur des nouvelles propriétés a un intérêt économique direct.

(2) « Puits nets » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct du vendeur des nouvelles propriétés dans celui-ci, exprimé en pourcentage.

(3) On a attribué aux puits assujettis à des droits de redevance un chiffre net de zéro.

Dépenses en immobilisations

Le tableau suivant résume les dépenses en immobilisations engagées par les propriétaires des nouvelles propriétés relativement à des acquisitions, à du forage d'exploration et de développement et à des installations et autres biens de production à l'égard des nouvelles propriétés pendant les périodes indiquées.

	2003[1]		2002[1]				2001[1]			
(en milliers de dollars)	Deuxième trimestre	Premier trimestre	Quatrième trimestre	Troisième trimestre	Deuxième trimestre	Premier trimestre	Quatrième trimestre	Troisième trimestre	Deuxième trimestre	Premier trimestre
Acquisitions de propriétés[2]	–	–	–	78	10	–	95	47	10	105
Travaux de forage[3]	1 015	212	2 760	349	1 026	1 797	4 834	6 507	2 371	5 945
Abandons	–	–	234	135	–	11	276	74	–	–
Matériel de production[4]	394	399	1 095	875	–	1 359	1 481	4 002	1 413	4 395
Travaux de reconditionnement	–	–	–	–	4	–	–	2 166	1 179	2 317
Total	1 409	611	4 089	1 437	1 040	3 167	6 686	12 796	4 973	12 762

Notes

(1) D'après les renseignements qui ont été fournis à la Société par les propriétaires antérieurs des nouvelles propriétés.

(2) Les acquisitions de propriétés comprennent les achats de baux et de redevances de production et les échanges de propriétés visées par des baux et des droits de redevance.

(3) Le forage comprend le forage de développement et diverses dépenses incorporelles.

(4) Les biens de production comprennent le matériel rattaché à la production et aux installations, les pipelines et l'actif corporel divers.

Revenu net historique

Le tableau suivant présente, pour les périodes indiquées, des renseignements sur les prix nets moyens des produits obtenus, sur les redevances versées, sur les frais d'exploitation et sur le revenu net touché par les propriétaires antérieurs des nouvelles propriétés à l'égard de la production de pétrole brut, de liquides de gaz naturel et de gaz naturel tirée des nouvelles propriétés.

	Semestre terminé le 30 juin	Exercice terminé le 31 décembre		
	2003	2002	2001	2000
Prix nets moyens obtenus à l'égard de la production				
Pétrole brut ($/b)	39,47	36,19	34,37	48,12
Équivalent de pétrole ($/bep 6:1)	39,78	36,66	34,50	51,43
Redevances versées				
Pétrole brut ($/b)	8,32	7,81	7,39	11,97
Équivalent de pétrole ($/bep 6:1)	8,32	7,81	7,39	11,97
Frais d'exploitation				
Pétrole brut ($/b)	12,51	10,61	8,75	10,85
Équivalent de pétrole ($/bep 6:1)	12,51	10,61	8,75	10,85
Revenu net touché				
Pétrole brut ($/b)	18,64	17,77	18,23	25,30
Équivalent de pétrole ($/bep 6:1)	18,64	18,24	18,36	28,61

Note
(1) D'après les renseignements qui ont été fournis à la Société.

Engagements futurs

Dans le cadre de l'acquisition des nouvelles propriétés , la Société prendra en charge un contrat de couverture du prix du pétrole visant la vente de 2 500 b/j de WTI, comme suit :

	Quatrième trimestre de 2003	Année civile 2004
Plancher	24,00 $ US	22,00 $ US
Plafond	30,45 $ US	28,10 $ US

Arrangements de commercialisation

Le pétrole brut tiré des nouvelles propriétés est collecté dans le réseau de pipelines de Enbridge en Saskatchewan et vendu à des clients solvables à des prix du marché concurrentiels. Un peu plus de la moitié du volume des ventes nettes actuel est vendu aux termes du contrat de couverture décrit ci-dessus à la rubrique « Engagements futurs » qui expire en 2004. Le reste de la production de pétrole brut est vendu aux termes de contrats à court terme.

INFORMATION PRO FORMA CHOISIE

L'information pro forma qui suit reflète l'information cumulée se rapportant aux propriétés existantes et aux nouvelles propriétés. Dans la présente rubrique, sauf indication contraire ou à moins que le contexte n'exige une interprétation différente, les mentions de la « Société » désignent toutes les filiales en exploitation. Voir également les rubriques « Description des propriétés existantes », « Acquisition des nouvelles propriétés », « Tableau des résultats des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 », « Tableau des résultats des propriétés additionnelles acquises auprès d'Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et neuf mois arrêtés aux 30 septembre 2002 et 2001 », « Tableau des résultats des nouvelles propriétés acquises auprès du vendeur des nouvelles propriétés – Exercices terminés les 31 décembre 2002, 2001 et 2000 et six mois arrêtés aux 30 juin 2003 et 2002 », « États financiers consolidés de Harvest Energy Trust – 30 juin 2003 », « États financiers consolidés de Harvest Energy Trust – 31 décembre 2002 » et « États financiers consolidés pro forma non vérifiés de Harvest Energy Trust au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et l'exercice terminé le 31 décembre 2002 » qui figurent dans le prospectus pour

obtenir une description de chaque groupe de propriétés et des renseignements sur les réserves connexes, sur la production ainsi que sur les revenus et les frais d'exploitation directs.

Description pro forma des propriétés

Les propriétés existantes sont situées dans le centre-est de l'Alberta, près de Provost, et comprennent des participations dans les grands champs pétrolifères suivants : Hayter, Thompson Lake, David North, West Provost, Bellshill Lake et Metiskow. Les nouvelles propriétés sont situées dans le sud-est de la Saskatchewan, près de Carlyle, et comprennent des participations dans les grands champs pétrolifères suivants : Hazelwood, Whitebear, Parkman East, Wauchope/Lightning, Corning/Flinton et Moose Valley. Voir les rubriques « Description des propriétés existantes – Propriétés existantes principales » et « Acquisition des nouvelles propriétés – Propriétés principales ».

La Société a un intérêt économique direct moyen d'environ 99 % dans les propriétés existantes et elle acquerra un intérêt économique direct moyen d'environ 98 % dans les nouvelles propriétés. Les propriétés existantes sont exploitées principalement par la Société et celle-ci prévoit exploiter la quasi-totalité des nouvelles propriétés après la réalisation de l'acquisition des nouvelles propriétés.

Les réserves établies (d'après l'hypothèse de la hausse des coûts et des prix utilisée dans le rapport McDaniel sur les propriétés existantes et dans le rapport McDaniel sur les nouvelles propriétés), sans déduire les redevances, des propriétés existantes et des nouvelles propriétés se composent de 16 568 kb de pétrole brut léger, de 7 616 kb de pétrole brut de densité moyenne, 8 870 kb de pétrole brut de densité lourde, 273 kb de liquides de gaz naturel et 2 531 Mpi^3 de gaz naturel.

Les propriétés existantes et les nouvelles propriétés comprennent respectivement des terrains inexploités de 17 745 et de 30 710 acres nets, 757 et 398 puits de pétrole productifs nets, 3,3 et aucun puits de gaz naturel productifs nets, 290 et 164 puits de pétrole fermés nets et 1,4 et aucun puits de gaz naturel fermé net. En outre, la Société acquerra une redevance dérogatoire brute non convertible de 5 %, qui n'est pas assujettie à des déductions, à l'égard de plus de 200 000 acres nets de terrains inexploités adjacents à la région où les nouvelles propriétés sont situées.

Ce portefeuille de propriétés existantes et de nouvelles propriétés est doté des caractéristiques suivantes :

a) **Accumulations de réserves considérables :** La plupart des propriétés existantes et des nouvelles propriétés partagent les mêmes caractéristiques, c'est-à-dire qu'elles possèdent d'importantes accumulations de réserves de pétrole. Au total, la direction estime que ces propriétés comportaient à l'origine environ 1 000 Mbep de PIEP. La direction estime que l'importance du PIEP lui permet d'effectuer des programmes de récupération de réserves plus vastes, ce qui pourrait avoir une incidence significative sur la prolongation de la durée des réserves des propriétés sur la rentabilité des filiales en exploitation.

b) **Débit aux réservoirs grâce à une poussée d'eau active :** La plupart des propriétés existantes et des nouvelles propriétés partagent une caractéristique quant à leurs réservoirs, c'est-à-dire que ceux-ci bénéficient d'une poussée d'eau de fond naturelle provenant d'un aquifère sous-jacent. La direction est d'avis que ce débit d'eau naturel permet un balayage constant du réservoir et que, s'il est géré adéquatement, il est susceptible d'accroître la récupération ultime des réserves.

c) **Rendement de production prévisible :** La production tirée des propriétés existantes et des nouvelles propriétés provient d'environ 1 137 puits, qui, dans l'ensemble, ont toujours donné une production stable et prévisible.

d) **Exploitation :** La Société, en tant qu'exploitante des propriétés existantes et des nouvelles propriétés, sera en mesure d'exercer le contrôle de la gestion et de l'exploitation de façon à améliorer la valeur des propriétés existantes et des nouvelles propriétés au profit de la Fiducie.

e) **Concentration :** Les propriétés existantes et les nouvelles propriétés sont concentrées dans des zones relativement limitées dans le centre-est de l'Alberta et dans le sud-est de la Saskatchewan. La direction est d'avis que cela permettra à la Société de tirer profit d'économies d'échelle dans la gestion des propriétés

existantes et des nouvelles propriétés et d'améliorer effectivement la valeur de ces propriétés en misant sur l'expérience acquise à partir d'une propriété pour l'appliquer aux autres.

f) **Possibilités de mise en valeur :** Bien que ces propriétés aient été soumises à de vastes programmes de forage et de mise en valeur, la direction estime qu'il existe des possibilités d'améliorer la production et d'accroître la mise en valeur des réserves liées à ces propriétés existantes et à ces nouvelles propriétés.

Information pro forma sur les réserves

McDaniel a dressé le rapport McDaniel sur les propriétés existantes et le rapport McDaniel sur les nouvelles propriétés qui évaluent, au 1er janvier 2003, les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés existantes, aux redevances directes et aux nouvelles propriétés. Les réserves indiquées dans la présente rubrique sont les réserves combinées indiquées dans le rapport McDaniel sur les propriétés existantes et dans le rapport McDaniel sur les nouvelles propriétés. **Le rapport McDaniel sur les propriétés existantes et le rapport McDaniel sur les nouvelles propriétés évaluent les réserves de pétrole brut, de gaz naturel et de liquides de gaz naturel attribuables aux propriétés existantes, aux redevances directes et aux nouvelles propriétés sans tenir compte de la provision pour impôts sur le revenu, des intérêts débiteurs et des frais du service de la dette, des frais généraux et administratifs, ni des frais de remise en état des installations, d'abandon des puits, de remise en état des emplacements de puits et de récupération, mais compte tenu des redevances estimatives, des frais d'exploitation et des dépenses en immobilisations futures. Les réserves probables et la valeur actualisée de ces réserves qui sont présentées dans les tableaux ci-dessous ont été réduites de 50 % afin de tenir compte des risques liés à leur récupération. Le lecteur ne doit pas présumer que la valeur actualisée des rentrées nettes futures estimée par McDaniel représente la juste valeur marchande des réserves.** D'autres hypothèses et réserves quant aux coûts, au prix de la production future et à d'autres questions sont résumées dans les notes qui suivent les tableaux.

Réserves de pétrole et de gaz naturel
et rentrées nettes avant impôts pro forma
en présumant la hausse des coûts et des prix(1)

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)(2) Actualisée à			
	Brutes(2)	Nettes(2)	Brutes(2)	Nettes(2)	0 %	10 %	15 %	20 %
Réserves prouvées(2)								
Réserves productives(2)	28 436	25 338	1 913	1 612	297 076	228 796	208 046	191 762
Réserves non productives(2)	355	332	336	259	5 580	4 285	3 815	3 426
Réserves inexploitées(2)	2 286	1 919	95	78	22 383	15 274	12 844	10 894
Total des réserves prouvées(2)	31 077	27 589	2 344	1 949	325 038	248 355	224 704	206 082
Réserves probables affectées d'un facteur de risque(2)	2 249	1 963	187	155	23 596	14 001	11 335	9 397
Réserves établies(2)	33 326	29 552	2 531	2 104	348 635	262 356	236 039	215 479

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Voir les notes (1) à (12) du tableau qui figure à la rubrique « Réserves de pétrole et de gaz attribuables aux propriétés existantes et aux redevances directes » et les notes (1) à (13) du tableau qui figure à la rubrique « Acquisition des nouvelles propriétés – Réserves de pétrole et de gaz ».

Réserves de pétrole et de gaz naturel
et rentrées nettes avant impôts pro forma
en présumant la constance des coûts et des prix[1]

	Pétrole brut et liquides de gaz naturel (kb)		Gaz naturel (Mpi³)		Valeur actualisée estimative des rentrées nettes futures avant impôts (en milliers de dollars)[1][2] Actualisée à			
	Brutes[2]	Nettes[2]	Brutes[2]	Nettes[2]	0 %	10 %	15 %	20 %
Réserves prouvées[2]								
Réserves productives[2]	30 322	27 030	2 032	1 729	391 921	274 927	243 714	220 279
Réserves non productives[2]	359	334	336	259	6 766	5 152	4 570	4 091
Réserves inexploitées[2]	2 327	1 956	95	78	27 374	18 617	15 688	13 356
Total des réserves prouvées[2]	33 008	29 320	2 463	2 066	426 061	298 696	263 971	237 726
Réserves probables affectées d'un facteur de risque[2]	2 514	2 205	184	152	33 515	18 150	14 466	11 864
Réserves établies[2]	35 522	31 525	2 647	2 218	459 576	316 846	278 437	249 590

Notes

(1) Le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.

(2) Voir les notes (1) à (12) du tableau qui figure à la rubrique « Réserves de pétrole et de gaz attribuables aux propriétés existantes et aux redevances directes » et les notes (1) à (13) du tableau qui figure à la rubrique « Acquisition des nouvelles propriétés – Réserves de pétrole et de gaz ».

Rentrées nettes estimatives avant impôts – Réserves établies des propriétés pro forma
en présumant la hausse des coûts et des prix[1]
(en milliers de dollars)

Année	Production annuelle (kbep)	Revenus attribuables à la participation de la Société	Redevances à payer[2]	Frais d'exploitation	Autres revenus	Bénéfice d'exploitation net	Investissement en capital net	Rentrées nettes[3][4]
2003	5 986	184 557	30 111	52 529	60	101 977	8 155	93 822
2004	5 328	146 401	22 537	51 854	54	72 065	6 710	65 354
2005	4 536	125 055	18 645	49 301	48	57 157	5 221	51 937
2006	3 732	97 184	13 632	47 574	43	36 022	–	36 022
2007	3 055	80 929	10 717	44 736	39	25 515	–	25 515
2008	2 421	66 370	8 402	39 611	35	18 392	–	18 392
2009	1 716	49 020	5 893	30 978	32	12 182	–	12 182
2010	1 085	32 610	3 921	20 189	–	8 500	–	8 499
2011	839	26 188	2 970	16 871	–	6 347	–	6 347
2012	689	22 016	2 455	14 403	–	5 158	–	5 158
2013	588	19 321	2 128	12 804	–	4 390	–	4 390

Année	Production annuelle (kbep)	Revenus attribuables à la participation de la Société	Redevances à payer[2]	Frais d'exploitation	Autres revenus	Bénéfice d'exploitation net	Investissement en capital net	Rentrées nettes[3][4]
2014	510	17 026	1 673	11 911	–	3 442	–	3 442
2015	456	15 485	1 467	11 220	–	2 799	–	2 799
2016	399	13 739	1 252	10 129	–	2 358	–	2 358
2017	365	12 856	1 122	9 757	–	1 977	–	1 977
Par la suite	2 043	79 490	7 539	61 509		10 442	–	10 442
Total	33 747	988 245	134 462	485 374	311	368 723	20 085	348 636

Notes
(1) Les chiffres pourraient ne pas correspondre à ceux du rapport McDaniel sur les propriétés existantes et du rapport McDaniel sur les nouvelles propriétés et le total des colonnes pourrait sembler inexact, étant donné que les chiffres ont été arrondis.
(2) Comprend les impôts miniers.
(3) Non actualisées.
(4) Rentrées nettes avant les impôts, les intérêts, les frais généraux et administratifs et les frais estimatifs de remise en état des installations et d'abandon des puits.

Information pro forma choisie sur la production

Le tableau suivant résume les volumes de pétrole brut, de gaz naturel et de liquides de gaz naturel vendus attribuables aux propriétés existantes et aux nouvelles propriétés, sans tenir compte des redevances, pour les périodes indiquées.

	2003[1][4]		Exercice terminé le 31 décembre[1][2][3][4]		
	Deuxième trimestre	Premier trimestre[2][3]	2002	2001	2000
Pétrole brut (b/j)	14 850	14 010	15 623	14 836	12 826
Gaz naturel (kpi³/j)	1 391	1 247	1 694	1 303	640
Liquides de gaz naturel (b/j)	95	63	5	–	–
Total (bep/j 6:1)	15 177	14 281	15 910	15 053	12 933

Notes
(1) Pour ce qui est des propriétés existantes, d'après les renseignements fournis à la Société par les vendeurs des propriétés existantes pour les périodes pendant lesquelles les propriétés existantes applicables n'étaient pas détenues par les filiales en exploitation et d'après les renseignements figurant dans les registres comptables de la Société pour toutes les autres périodes.
(2) Pour ce qui est des nouvelles propriétés, d'après les renseignements qui ont été fournis à la Société par les propriétaires antérieurs des nouvelles propriétés.
(3) Ne comprend pas la production tirée des propriétés Killarney, Amisk et Czar.
(4) Voir également les rubriques « Autres renseignements sur les propriétés existantes – Historique de production » et « Acquisition des nouvelles propriétés – Historique de production ».

Revenus et frais d'exploitation directs pro forma

Le tableau suivant présente les revenus et les frais d'exploitation directement attribuables aux propriétés existantes et aux nouvelles propriétés pour les périodes indiquées.

	2003[1]		Exercice terminé le 31 décembre[1][3]		
	Deuxième trimestre	Premier trimestre[3]	2002	2001	2000
	(en milliers de dollars) (non vérifiés)	(en milliers de dollars) (non vérifiés)	(en milliers de dollars)	(en milliers de dollars)	(en milliers de dollars)
Revenus					
Ventes de pétrole et de gaz naturel[1][2]	33 588	30 701	153 285	144 231	191 220
Frais d'exploitation	12 944	13 152	51 325	47 031	43 336
Bénéfice d'exploitation	20 644	17 549	101 960	97 200	147 884

Notes

(1) Voir les rubriques « Tableau des résultats des propriétés initiales acquises auprès de Devon Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et six mois arrêtés aux 30 juin 2002 et 2001 », « Tableau des résultats des propriétés additionnelles acquises auprès d'Anadarko Canada Corporation – Exercices terminés les 31 décembre 2001, 2000 et 1999 et neuf mois arrêtés aux 30 septembre 2002 et 2001 », « Tableau des résultats des nouvelles propriétés acquises auprès du vendeur des nouvelles propriétés – Exercices terminés les 31 décembre 2002, 2001 et 2000 et six mois arrêtés aux 30 juin 2003 et 2002 », « États financiers consolidés de Harvest Energy Trust – 30 juin 2003 », « États financiers consolidés de Harvest Energy Trust – 31 décembre 2002 » et « États financiers consolidés pro forma non vérifiés de Harvest Energy Trust au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et l'exercice terminé le 31 décembre 2002 » figurant dans le présent prospectus. Voir également « Autres renseignements sur les propriétés existantes – Revenus et frais d'exploitation directs » et « Acquisition des nouvelles propriétés – Revenu net historique ».

(2) Compte tenu des redevances.

(3) Ne comprend pas le revenu et les frais attribuables aux propriétés Killarney, Amisk et Czar.

DESCRIPTION DE LA FIDUCIE

Introduction

La Fiducie a été établie aux fins suivantes :

a) acquérir la PBN et des intérêts similaires de la Société et les redevances directes;

b) verser à la Société, dans le mesure des fonds dont la Fiducie dispose, 99 % du coût des avoirs miniers canadiens acquis par la Société (y compris toute somme empruntée en vue de les acquérir) et de certaines dépenses en immobilisations désignées liées aux propriétés (y compris toute somme empruntée en vue de financer ces dépenses);

c) acquérir des titres de la Société et des titres d'autres entreprises, y compris des personnes morales, des sociétés de personnes ou des fiducies qui constituent des placements autorisés, ou investir dans de tels titres et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;

d) aliéner une partie du fonds de la Fiducie, y compris les titres de la Société;

e) détenir temporairement des espèces et des placements dans le but de payer les frais et les dettes de la Fiducie, de faire d'autres placements de la manière envisagée dans l'acte de fiducie, de régler les sommes payables par la Fiducie dans le cadre du rachat des parts de fiducie et de verser des distributions aux porteurs de parts;

f) payer les frais liés à ce qui précède.

La PBN et les redevances directes

Aperçu

La PBN représente le droit de recevoir un paiement mensuel des filiales en exploitation, conformément aux modalités des conventions relatives à la PBN, correspondant à l'excédent de quatre-vingt-dix-neuf pour cent (99 %) du produit brut tiré de la vente de la production attribuable aux participations dans les propriétés au cours du mois en question (les « revenus provenant de la PBN ») sur quatre-vingt-dix-neuf pour cent (99 %) de certains frais de production déductibles à l'égard de cette période. La quote-part restante de 1 % du produit brut tiré de la vente de la production qui ne fait pas partie de la PBN et que les filiales en exploitation conservent, ainsi que le revenu que les filiales en exploitation tirent de propriétés qui ne constituent pas des intérêts économiques directs dans des avoirs miniers canadiens (y compris la quote-part de 1 % revenant à la Société du revenu tiré de droits de redevance dont découlent les redevances directes), servent à acquitter certains frais et dépenses en immobilisations des filiales en exploitation.

Dans le cadre du calcul de la PBN, les filiales en exploitation déduisent divers frais. La Fiducie rembourse également aux filiales en exploitation les redevances et les autres frais payables à la Couronne par celles-ci relativement à la production tirée des propriétés ou au fait qu'elles en sont propriétaires. Les filiales en exploitation ont le droit de compenser leur obligation de payer la PBN par leur droit à ce remboursement.

Conformément aux conventions relatives à la PBN, la Fiducie est tenue de verser aux filiales en exploitation l'obligation différée de versement du prix d'achat. Pour régler cette dernière, la Fiducie verse à la Société le produit net de l'émission des parts de fiducie ou le produit découlant de l'aliénation de la PBN visant des propriétés à la Société. La Fiducie n'est tenue de régler l'obligation différée de versement du prix d'achat que si elle dispose d'un tel produit. Voir la rubrique « Obligation différée de versement du prix d'achat » ci-après à ce sujet.

Conformément aux conventions relatives à la PBN, la quasi-totalité des avantages économiques tirés de l'actif des filiales en exploitation reviennent à la Fiducie et, en bout de ligne, aux porteurs de parts. Les modalités de chacune des conventions relatives à la PBN demeureront en vigueur tant que des droits pétroliers et gaziers seront visés par celles-ci.

En plus de la PBN, la Fiducie est propriétaire d'une participation véritable dans les redevances directes et elle pourrait acquérir d'autres redevances directes. Ces redevances directes pourraient être composées de droits de redevances sur des droits pétroliers et gaziers et acquises de temps à autre.

Obligation différée de versement du prix d'achat

Conformément aux conventions relatives à la PBN, l'obligation différée de versement du prix d'achat se compose d'une obligation continue de la Fiducie de payer aux filiales en exploitation, dans la mesure des fonds dont elle dispose, une somme correspondant à ce qui suit :

a) la partie des frais d'acquisition engagés par les filiales en exploitation qui est attribuable aux avoirs miniers canadiens; plus

b) certains frais de forage, de conditionnement, d'équipement et les autres frais relatifs aux propriétés désignés; plus

c) la partie de la dette contractée relativement à ces frais d'acquisition et à ces dépenses en immobilisations qui sont payables au moment où la Société rembourse cette dette.

Pour régler l'obligation différée de versement du prix d'achat, la Fiducie est tenue de verser à la Société le produit net de l'émission des parts de fiducie ou le produit découlant de l'aliénation de la PBN afférente aux propriétés détenues par la Société. La Fiducie n'est tenue de régler l'obligation différée de versement du prix d'achat que si elle dispose d'un tel produit.

Voici ce qui se produit lorsque la Société désigne une dépense comme étant une obligation différée de versement du prix d'achat :

a) si la dépense désignée est financée au moyen de l'émission de parts de fiducie supplémentaires, au moyen du produit des aliénations de la partie des propriétés qui constitue un avoir minier canadien, au moyen de l'aliénation de redevances directes ou au moyen de l'émission de titres d'emprunt, elle ne sera pas imputée au revenu provenant de la PBN et, par conséquent, elle ne diminuera pas les versements de revenu provenant de la PBN à la Fiducie ou les distributions aux porteurs de parts;

b) la Fiducie est tenue de payer à la Société 99 % du montant de la dépense désignée, dans la mesure où la Société ne l'a pas financée au moyen d'un emprunt;

c) le coût, pour la Fiducie, de la dépense désignée est ajouté à son compte de frais à l'égard de biens canadiens relatifs au pétrole et au gaz naturel, ce qui lui permet d'obtenir des déductions fiscales supplémentaires (voir la rubrique « Considérations fiscales fédérales canadiennes »);

d) le revenu supplémentaire provenant des propriétés acquises au moyen de la dépense désignée sera ajouté aux revenus servant à calculer le revenu provenant de la PBN, ce qui pourrait éventuellement accroître le montant payable à la Fiducie aux termes des conventions relatives à la PBN.

Fonds de réserve

Conformément aux conventions relatives à la PBN, les filiales en exploitation ont le droit de déposer des sommes sur les revenus de production et d'autres revenus que la Société touche à l'égard des propriétés dans le fonds de réserve si celle-ci juge prudent de le faire, à sa discrétion exercée de façon raisonnable, conformément aux pratiques commerciales prudentes, dans le but de constituer une provision qui servira à payer les frais de la production dont la Société estime qu'ils seront ou pourraient être exigibles au cours des six prochains mois ou qu'elle ne pourrait peut-être pas régler au moyen des revenus dont elle dispose au moment opportun. La Société est tenue d'affecter les sommes qu'elle a déposées dans le fonds de réserve au financement du paiement des frais de production. Dans la mesure où ces sommes sont prélevées sur le fonds de réserve et affectées au paiement des frais de production, elles seront déduites de la PBN.

Fonds de remise en état

Chacune des filiales en exploitation est responsable de sa part des obligations environnementales courantes et de la remise en état ultime des propriétés au moment de leur abandon. Conformément aux conventions relatives à la PBN, les filiales en exploitation ont établi une stratégie de financement dans le but de financer les obligations de remise en état et les autres obligations environnementales futures prévues à l'heure actuelle. Dans la mesure où ces sommes sont prélevées sur le fonds de remise en état et affectées au financement des frais de remise en état des emplacements et d'abandon des puits et des installations, elles sont déduites dans le cadre du calcul du revenu provenant de la PBN.

Les obligations environnementales courantes devraient être financées au moyen d'emprunts et des rentrées de fonds. Ces obligations diminueront le montant du revenu provenant de la PBN qui est payable à la Fiducie. La Société estime actuellement que les obligations environnementales et de remise en état futures relatives aux propriétés existantes et aux nouvelles propriétés totaliseront respectivement, déduction faite des frais de récupération, environ 20 M$ et 9,9 M$ pendant la durée restante de ces propriétés.

En plus des puits productifs et des puits capables de production qui ont été repérés, les propriétés existantes comprennent des participations dans 222 puits d'injection, de refoulement ou de service actifs bruts (191 puits nets) et 146 puits fermés ou dont l'exploitation a été suspendue bruts (126 puits nets), qui ont tous été inclus dans l'estimation totale des obligations environnementales et de remise en état futures de la Société. **L'estimation des réserves associées aux propriétés existantes et la valeur actualisée des rentrées nettes futures tirées de ces réserves comprises dans le rapport McDaniel sur les propriétés existantes sont présentées sans tenir compte des frais estimatifs de remise en état des installations, d'abandon des puits, de remise en état des emplacements et de récupération.**

Les nouvelles propriétés comprennent des participations dans 91 puits d'injection, de refoulement ou de service actifs bruts (87 puits nets) et 165 puits fermés ou dont l'exploitation a été suspendue bruts (158 puits nets), qui ont tous été inclus dans l'estimation totale des obligations environnementales et de remise en état futures de la Société. **L'estimation des réserves associées aux nouvelles propriétés et la valeur actualisée des rentrées nettes futures tirées de ces réserves comprises dans le rapport McDaniel sur les nouvelles propriétés sont présentées sans tenir compte des frais estimatifs de remise en état des installations, d'abandon des puits, de remise en état des emplacements et de récupération.**

Espèces distribuables

Les espèces distribuables sont constituées des sommes touchées par la Fiducie aux termes de la PBN et des redevances directes, de l'intérêt et des autres revenus tirés des placements autorisés, du CIAR obtenu par la Fiducie, déduction faite des redevances à la Couronne non déductibles que la Fiducie rembourse aux filiales en exploitation, des dividendes versés sur les actions des filiales en exploitation et des autres dividendes versés sur les titres de celles-ci, déduction faite de tous les frais et de toutes les dettes de la Fiducie, y compris les frais du service de la dette, qui sont exigibles ou qui se sont accumulés et qui sont imputables au revenu.

Conformément à l'acte de fiducie et à la convention d'administration, la Société calcule le revenu provenant de la PBN de chaque mois civil et organise le paiement de certains frais directs de la Fiducie au moyen de celui-ci.

Le montant réel des espèces distribuables dépend notamment de la quantité et de la qualité du pétrole brut, du gaz naturel et des liquides du gaz naturel produites, des prix touchés pour cette production, des frais directs de la Fiducie, des taxes et impôts, des frais d'exploitation, des frais de transport et de traitement, des dépenses en immobilisations, des frais du service de la dette, des redevances à la Couronne et des autres redevances, des autres frais destinés à la Couronne, des contributions nettes au fonds de remise en état, des contributions nettes des filiales en exploitation au fonds de réserve et des frais généraux et administratifs de la Fiducie et des filiales en exploitation. Voir la rubrique « Facteurs de risque ».

Les filiales en exploitation ont aussi la possibilité de contracter des dettes et de conserver des espèces de manière à modifier les fluctuations saisonnières et les autres fluctuations des espèces distribuables. Les porteurs de parts peuvent également recevoir des distributions du produit net tiré de la vente des propriétés dans la mesure où la Société décide de ne pas utiliser ce produit pour acquérir d'autres propriétés.

Retard dans les espèces distribuables

En plus des retards habituels pouvant se produire dans les paiements effectués par les acheteurs de pétrole et de gaz naturel aux exploitants des propriétés et par l'exploitant aux filiales en exploitation ou à la Fiducie, ces paiements pourraient également être retardés en raison des restrictions imposées par les prêteurs, des retards dans la vente ou la livraison de produits, des retards dans le raccordement de puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés dans le cadre de l'exploitation des propriétés ou de la constitution de provisions par l'exploitant à l'égard de tels frais.

Fonds de capital

La Fiducie conserve jusqu'à 50 % des espèces distribuables dans son fonds de capital dans le but de financer les acquisitions futures et la mise en valeur des propriétés de manière à pouvoir continuer à obtenir ou à maintenir des espèces distribuables pendant une période plus longue que ce qui aurait été autrement possible. Au 30 juin 2003, les contributions au fonds de capital s'élevaient à environ 6,1 M$.

Espèces à distribuer

Les espèces à distribuer sont constituées du solde des espèces distribuables qui sont distribuées aux porteurs de parts, compte tenu des fonds conservés par la Fiducie aux fins du fonds de réserve.

Les porteurs de parts inscrits à une date de clôture des registres ont le droit de toucher des distributions en espèces mensuelles des espèces à distribuer qui deviendront payables le 15e jour suivant la date de clôture des registres ou le jour ouvrable suivant si cette date ne correspond pas à un jour ouvrable.

Traitement fiscal

Toutes les sommes versées par la Fiducie relativement aux frais d'acquisition et à l'obligation différée de versement du prix d'achat constituent des FBCPG de la Fiducie au cours de l'année durant laquelle ils auront été engagés. La quote-part de la Fiducie dans le produit de disposition d'avoirs miniers canadiens qui peut être touchée en raison de la renonciation à la PBN réduira les FBCPG cumulatifs de la Fiducie. Pour calculer la partie des espèces à distribuer qui est imposable pour un porteur de parts, la Fiducie a le droit de se prévaloir d'une déduction annuelle relativement à ses FBCPG cumulatifs, à la déduction relative aux ressources et aux frais d'émission capitalisés conformément aux dispositions de la Loi de l'impôt. La partie des espèces à distribuer aux porteurs de parts qui n'est pas imposable entre les mains de la Fiducie est considérée comme un remboursement de capital et diminue le prix de base rajusté des parts de fiducie détenues à titre d'immobilisations par un porteur de parts. À cet égard, l'imposition des distributions de capital est reportée jusqu'à ce qu'une disposition réelle ou réputée des parts de fiducie survienne ou jusqu'à ce que les parts de fiducie d'un porteur aient un prix de base rajusté inférieur à zéro. Voir la rubrique « Considérations fiscales fédérales canadiennes ».

Conseil d'administration

Le conseil d'administration de la Société se compose de cinq membres. Conformément à l'acte de fiducie, les porteurs de parts ont le droit d'élire les membres du conseil d'administration chaque année. Avant la tenue de toutes les assemblées annuelles, la Société fera parvenir une circulaire d'information et une procuration aux porteurs de parts relativement à l'élection de ses administrateurs à chacune de ces assemblées. Voir la rubrique « Renseignements portant sur la Société – Administrateurs et membres de la direction de la Société ».

Délégation de pouvoirs, administration et régie de la Fiducie

Les décisions importantes en matière de gestion de la Fiducie ont été déléguées de manière générale au conseil de Harvest. Plus particulièrement, le fiduciaire a délégué à la Société la responsabilité des questions ayant trait à ce qui suit : (i) un placement de titres, (ii) le respect des lois applicables, y compris relativement à un placement, (iii) le contenu des documents de placement, l'exactitude des renseignements qui y figurent et les attestations y afférentes, (iv) les modalités des contrats importants de la Fiducie et les modifications apportées à ceux-ci, (v) les conventions de prise ferme ou de placement pour compte prévoyant la vente de parts de fiducie ou de droits visant des parts de fiducie, (vi) les rachats de parts de fiducie, (vii) les droits de vote afférents aux placements dans le fonds de la Fiducie ou aux placements subséquents et (viii) les pouvoirs et l'autorité exprès dont il est question dans l'acte de fiducie.

Conformément aux conventions relatives à la PBN, les filiales en exploitation ont le contrôle exclusif de la mise en valeur des propriétés et des terrains mis en commun ou divisés en concessions avec celles-ci ainsi que de la récupération de pétrole, de gaz naturel et de liquides de gaz naturel qui en sont tirés, y compris toutes les décisions ayant trait au forage, au conditionnement, à l'équipement, à la production, à la suspension, à l'abandon et à la fermeture des puits, au moment et à la manière dont ces travaux doivent être effectués et toutes les décisions ayant trait au fait de convertir ou non les redevances en intérêts économiques directs. Le conseil de Harvest a décidé que toutes les décisions importantes en matière d'exploitation et toutes les décisions ayant trait (i) aux acquisitions et aux aliénations de propriétés moyennant un prix d'achat ou un produit supérieur à 5 M$, (ii) à l'approbation des budgets de dépenses en immobilisations, (iii) à l'approbation des politiques et des mesures de gestion des risques projetées et (iv) à l'établissement de facilités de crédit doivent être prises par le conseil d'administration.

Lorsqu'elle exerce ses pouvoirs et s'acquitte des obligations qui lui incombent, la Société est tenue d'agir honnêtement et de bonne foi et d'exercer le degré de soin, de diligence et de compétence dont ferait preuve un consultant et administrateur du secteur pétrolier et gazier raisonnablement prudent dans des circonstances comparables. Lorsqu'elle exerce ses pouvoirs et s'acquitte des obligations qui lui incombent, la Société a pour objectif de maximiser le revenu distribuable aux porteurs de parts dans la mesure où cela est conforme avec la croissance à long terme de la valeur de la Fiducie. Pour atteindre cet objectif, la Fiducie emploie et continuera

d'employer des pratiques commerciales prudentes du secteur pétrolier et gazier. Toutes les activités de la Société sont et continueront d'être exercées conformément aux lois applicables dans l'intérêt des porteurs de parts et de la Fiducie.

Le conseil de Harvest examine en permanence la nature et la portée des services que la Société doit fournir à la Fiducie et les frais nécessaires à leur prestation.

Les frais généraux et administratifs sont déduits des revenus de production dans le cadre du calcul du revenu provenant de la PBN dans la mesure où ils n'ont pas été acquittés au moyen des autres revenus de la Société ou déduits par la Fiducie dans le calcul des espèces distribuables. La Société facture les frais généraux et administratifs à la Fiducie en fonction des frais directs qu'elle a consacrés à l'acquittement des obligations qui lui incombent envers la Fiducie aux termes de l'acte de fiducie et de la convention d'administration. La Société a droit au remboursement de tous ses frais directs et indirects et de tous les frais et des dépenses qu'elle a consacrés à la création, au démarrage, à la mise en place et à la constitution de la Fiducie et au transfert en sa faveur de la propriété, de la gestion et de l'exploitation des vendeurs des propriétés existantes et du vendeur des nouvelles propriétés. Dans la mesure où ces frais ont été engagés jusqu'à présent, ils ont été acquittés par la Société au moyen de prélèvements sur la facilité bancaire initiale ou sur un crédit-relais que Caribou a consenti à la Fiducie.

Emprunts de la Fiducie

Le 28 juillet 2003, la Fiducie a conclu les billets de financement provisoire par capitaux propres avec les prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 40 M$ peuvent être consenties à la Fiducie afin de faciliter le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des nouvelles propriétés. Le 29 septembre 2003, les billets de financement provisoire par capitaux propres ont été modifiés afin de permettre que les avances consenties soient affectés au remboursement intégral de la facilité bancaire préalable et la Fiducie a conclu les billets de financement provisoire. Les billets de financement provisoire prévoient que des avances pouvant aller jusqu'à 30 M$ peuvent être consenties à la Fiducie afin de faciliter le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des nouvelles propriétés et de rembourser intégralement la facilité bancaire préalable. La conclusion des conventions de financement provisoire n'a pas fait ni ne fera en sorte que les prêteurs du financement provisoire obtiennent un engagement ou une commission de montage.

Les modalités des conventions de financement provisoire prévoient que des versements d'intérêt trimestriels doivent être effectués aux prêteurs à terme échu le premier jour ouvrable suivant un trimestre civil. Les versements sont calculés chaque jour au taux annuel fixe de 10 %, selon une année de 365 ou 366 jours (selon le cas). Aux termes des billets de financement provisoire par capitaux propres, la Fiducie a l'option de régler les versements d'intérêt trimestriels en espèces ou, sous réserve de l'approbation des organismes de réglementation compétents, en émettant des parts de fiducie. Si la Fiducie choisit d'émettre des parts de fiducie, elle est tenue de donner aux prêteurs du financement provisoire un préavis d'au moins cinq jours ouvrables à cet effet. Le nombre de parts de fiducie devant être émises aux prêteurs provisoires aux fins du règlement d'un versement trimestriel doit correspondre au montant du versement trimestriel divisé par 90 % du cours moyen pondéré des parts de fiducie à la TSX au cours des dix derniers jours de bourse du trimestre civil.

La Fiducie a également l'option de rembourser le capital impayé à tout moment. À cet effet, elle est tenue de donner aux prêteurs du financement provisoire un préavis écrit de dix jours ouvrables. Si la Fiducie choisit de rembourser une partie du capital impayé, ce versement doit être effectué en espèces. Aux termes des billets de financement provisoire par capitaux propres, si la Fiducie choisit de le rembourser intégralement, en plus du versement trimestriel couru à l'échéance, elle a alors le choix de régler son obligation au moyen d'espèces ou, sous réserve de l'approbation des organismes de réglementation compétents, de l'émission de parts de fiducie. Si la Fiducie choisit d'émettre des parts de fiducie, elle est tenue de donner aux prêteurs du financement provisoire un préavis d'au moins cinq jours à cet effet. Le nombre de parts de fiducie devant être émises aux prêteurs du financement provisoire aux fins du règlement du capital et du versement trimestriel couru doit correspondre à la somme du capital et du versement trimestriel couru divisée par 90 % du cours moyen pondéré des parts de fiducie à la TSX au cours des dix jours de bourse précédant la date à laquelle l'obligation est réglée. Nonobstant ce qui précède, la partie du capital impayé et la totalité de l'intérêt couru et impayé à l'égard des conventions de financement provisoire sont exigibles intégralement le 1er janvier 2005. Le montant exigible le 1er janvier 2005 peut être réglé au moyen d'un paiement en

espèces et, dans le cas des billets de financement provisoire par capitaux propres, sous réserve de l'approbation des organismes de réglementation compétents, de l'émission de parts de fiducie et de la remise de l'avis prévu à cet effet, le nombre de parts de fiducie émises devant être calculé de la manière indiquée ci-dessus. Une sûreté a été accordée aux prêteurs du financement provisoire sous la forme d'une obligation garantie assortie d'une charge flottante qui vise la PBN de la Fiducie. Les prêteurs du financement provisoire peuvent exiger le remboursement du montant intégral du financement advenant un cas de défaut prévu dans les conventions de financement provisoire. Le cas échéant, la Fiducie n'a pas l'option d'émettre des parts de fiducie dans le but de remplir son obligation de remboursement.

En date des présentes, les sommes impayées aux termes des billets de financement provisoire par capitaux propres et des billets de financement provisoire s'élèvent à environ 22,5 M$ et à environ 14 M$, respectivement. Au moment de la clôture de l'acquisition des nouvelles propriétés, la Société prévoit rembourser environ 8,5 M$ des billets de financement provisoire par capitaux propres et environ 14,0 M$ des billets de financement provisoire au moyen des prélèvements sur la nouvelle facilité bancaire. Voir « Structure du capital de la Fiducie ».

RENSEIGNEMENTS PORTANT SUR LA SOCIÉTÉ

La Société a été constituée en vertu de la *Business Corporations Act* (Alberta) le 14 mai 2002 sous la dénomination 989131 Alberta Ltd. Le 17 mai 2002, la Société a modifié ses statuts constitutifs dans le but d'adopter la dénomination Coyote Energy Inc. et, le 17 septembre 2002, elle a adopté la dénomination « Harvest Operations Corp. ». Le bureau principal de la Société est situé au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4, et siège social, au 350, 7th Avenue S.W., bureau 1400, Calgary (Alberta) T2P 3N9. Toutes les actions émises et en circulation de la Société sont détenues par le fiduciaire au profit de la Fiducie et pour le compte de celle-ci.

Activités

La Société gère et administre la Fiducie et WEI pour le compte de la Fiducie et est responsable des services techniques, géologiques, financiers et administratifs et des services en matière de placement, d'ingénierie, de gestion des terrains et de commercialisation des marchandises dans le domaine du pétrole et du gaz naturel liés aux propriétés et à la Fiducie. Chacun des administrateurs et des membres de la direction principale de la Société travaille au sein du secteur pétrolier et gazier depuis plus de 18 ans en moyenne. La Société compte 23 employés et consultants du bureau principal et 41 employés et consultants sur le terrain qui se consacrent aux propriétés existantes, dont les personnes clés ont une vaste expérience de tous les aspects techniques, financiers et de l'exploitation du secteur pétrolier et gazier, y compris les suivants :

- la mise sur pied, l'exploitation, la gestion, la mise en valeur et l'optimisation des propriétés pétrolifères et gazéifères;
- l'évaluation, l'acquisition et l'aliénation de propriétés pétrolifères et gazéifères;
- la commercialisation du pétrole, du gaz naturel et des liquides de gaz naturel.

La Société a embauché 31 autres employés et entrepreneurs afin de coordonner les activités d'exploitation sur le terrain des nouvelles propriétés.

Politiques et stratégies de la direction

Grâce à leur expérience, les membres de l'équipe de direction ont des antécédents reconnus en matière d'acquisition, de mise en valeur et d'exploitation de réserves de pétrole et de gaz naturel. La direction de la Société estime que le succès qu'elle tire de ces expériences peut être attribué à plusieurs principes de gestion, notamment les suivants :

a) stratégie d'évaluation et d'acquisition ciblée et rigoureuse ayant pour objectif d'acquérir des réserves pétrolières et gazières exploitées à faible coût;

b) recours à des stratégies et à des contrôles en matière d'exploitation et de gestion dans le but d'accroître les taux de production et les revenus nets tirés de la production, principalement au moyen de la réduction des frais de production;

c) établissement et exploitation des possibilités des propriétés acquises dans le but d'augmenter la production et la récupération des réserves;

d) acquisition d'autres éléments d'actif dans les zones d'exploitation existantes dans le but de favoriser l'efficacité en matière d'exploitation et de mise en valeur;

e) gestion des risques efficace au moyen de programmes d'assurance et de couverture des marchandises prudents ainsi que d'une gestion pratique des propriétés.

Il est prévu que les activités entreprises par la direction de la Société pour le compte de la Fiducie viseront les objectifs suivants :

- optimisation constante du montant des espèces distribuables et, en bout de ligne, des espèces à distribuer versées aux porteurs de parts;
- obtention de rentrées de fonds, d'une production et d'une récupération maximales des réserves des propriétés;
- croissance à long terme de la valeur des propriétés et, par conséquent, de la valeur de la PBN et des redevances directes détenues par la Fiducie grâce à l'amélioration des taux de récupération des propriétés existantes et à l'acquisition d'autres propriétés.

Emprunts de la Société

Les filiales en exploitation et la Fiducie sont autorisées à contracter des dettes en vue d'acheter des participations dans les propriétés, de faire des dépenses en immobilisations ou à l'égard d'autres obligations ou dépenses relatives aux propriétés ou aux fins du fonds de roulement. Les dettes contractées par les filiales en exploitation en vue de financer l'achat d'avoirs miniers canadiens peuvent être remboursées au moyen des fonds versés par la Fiducie aux termes de l'obligation différée de versement du prix d'achat. Le conseil de Harvest a établi les lignes directrices suivantes à l'égard des dettes des filiales en exploitation : (i) les sommes empruntées en vue de financer l'achat de propriétés ne doivent pas excéder 50 % de la valeur des réserves de toutes les propriétés, y compris celles devant être acquises au moment où l'emprunt est contracté, comme en fait état le dernier rapport technique indépendant disponible, sauf si le conseil d'administration l'approuve expressément, et (ii) les frais du service de la dette annuels estimatifs pour les 12 mois suivant l'emprunt des sommes nécessaires au financement des dépenses en immobilisations, d'autres obligations financières ou des dépenses nécessaires pour maintenir ou améliorer la production des propriétés ne doivent pas excéder 50 % du revenu provenant de la PBN estimatif et du revenu tiré des redevances directes pendant cette période de 12 mois, sauf si le conseil d'administration l'approuve expressément. Les filiales en exploitation ont le droit d'octroyer des sûretés en priorité à l'égard de la PBN, et la Fiducie est autorisée à octroyer une sûreté à l'égard de la PBN et des redevances directes pour garantir les prêts qui lui sont consentis directement ou pour garantir les garanties qu'elle donne à l'égard des dettes des filiales en exploitation. Les emprunts contractés par la Fiducie doivent être approuvés par le conseil d'administration.

Les frais du service de la dette des filiales en exploitation sont déduits du calcul du revenu provenant de la PBN et ceux de la Fiducie, du calcul des espèces distribuables. Le remboursement des dettes des filiales en exploitation est prévu de manière à minimiser, dans la mesure du possible, l'impôt sur le revenu payable par celles-ci.

Le 3 octobre 2003, la Société a conclu la nouvelle facilité bancaire provisoire avec le prêteur de la nouvelle facilité bancaire provisoire en vue d'obtenir un prêt d'exploitation à vue renouvelable de 15M$ devant être affecté au remboursement intégral de la facilité de crédit de WEI, qui lui avait été consentie par une banque à charte canadienne, et aux fins générales du fonds de roulement. Le 3 octobre 2003, la Société a remboursé une somme de 2,9 M$ en capital et l'intérêt couru à l'égard de la facilité de crédit de WEI.

La nouvelle facilité bancaire provisoire permet que les prélèvements soient faits en dollars canadiens ou américains et comprend des lettres de crédit de 6 M$ et une facilité faisant l'objet d'une évaluation à la valeur du marché de

2 M$ visant à couvrir les taux d'intérêt et le cours du change. Les taux d'intérêt dépendent du type d'emprunt et correspondent au taux préférentiel ou au taux de base américain applicable aux avances en dollars américains, affiché par le prêteur de la nouvelle facilité bancaire provisoire, majoré de 0,5 %. La Société est également assujettie à une commission d'engagement de 0,125 % par année sur la tranche inutilisée de la nouvelle facilité bancaire provisoire.

La garantie de la nouvelle facilité bancaire provisoire consiste en une cession générale des créances, une débenture de 150 000 000 $ assortie d'une charge flottante grevant la totalité de l'actif de la Société, des conventions de subordination à l'égard des paiements aux termes de la PBN et des conventions de financement provisoire et des restrictions relatives au versement de distributions aux porteurs de parts dans certaines circonstances.

Un cas de défaut aux termes de la nouvelle facilité bancaire provisoire comprend l'un ou l'autre des événements suivants : le fait de ne pas rembourser le capital ou verser l'intérêt lorsqu'ils sont exigibles, le fait de ne pas respecter les garanties ou les autres engagements, une déclaration fausse ou trompeuse portant sur un fait important faite par la Société, un changement défavorable important dans la situation financière ou l'exploitation de la Société, une procédure non contestée intentée afin d'exiger la réalisation des charges grevant l'actif de la Société ayant une valeur globale de 500 000 $, la liquidation ou la dissolution de la Société, la cessation de l'exploitation de la Société et la nomination d'un séquestre ou d'un fiduciaire par un tribunal ou aux termes d'une autre convention.

Au moment de la clôture de l'acquisition des nouvelles propriétés, on prévoit que la nouvelle facilité bancaire provisoire sera remplacée par la nouvelle facilité bancaire qui est décrite ci-après.

Le 16 juillet 2003, la Société a accepté les modalités de prêt relatives à une nouvelle facilité bancaire consentie par un consortium constitué de banques à charte canadiennes et de succursales du Alberta Treasury . La nouvelle facilité bancaire est constituée d'un prêt à vue décroissant renouvelable de 105 M$, le capital disponible diminuant de 4,5 M$ le dernier jour de chaque mois civil à compter du 31 juillet 2003. La nouvelle facilité bancaire sera disponible à la clôture de l'acquisition des nouvelles propriétés. Il est prévu que le prêteur de la nouvelle facilité bancaire effectuera un examen intermédiaire et annuel de la nouvelle facilité bancaire au plus tard le 1er mai 2004. Les sommes prélevées sur la nouvelle facilité bancaire seront affectées au remboursement de la nouvelle facilité bancaire provisoire, au financement partiel de l'acquisition des nouvelles propriétés, au remboursement partiel des sommes impayées aux termes des conventions de financement provisoire et au fonds de roulement. La nouvelle facilité bancaire permet des prélèvements en dollars canadiens et américains et comprend des acceptations bancaires, des emprunts au TIOL, des lettres de crédit de 10 M$ et une facilité de 3,0 M$ faisant l'objet d'une évaluation à la valeur du marché devant être utilisée à des fins de couverture des taux d'intérêt et des devises. Les taux d'intérêt dépendent du type d'emprunt et du ratio le plus récent de la dette consolidée par rapport aux rentrées de fonds annualisées du dernier trimestre civil. Le tableau ci-dessous indique les taux d'intérêt annuels correspondant au type d'emprunt et la dette par rapport aux ratios des rentrées de fonds annualisées.

		Dette par rapport au ratio des rentrées de fonds annualisées				
Emprunts	**Taux de base**	**<1,0 fois**	**1,0 à 1,5 fois**	**1,5 à 2,0 fois**	**2,0 à 3,0 fois**	**>3,0 fois**
En dollars canadiens	Préférentiel des banques canadiennes	+0,25 %	+0,375 %	+0,50 %	+0,75 %	+1,50 %
Acceptations bancaires	Taux du marché	+1,25 %	+1,50 %	+1,75 %	+2,00 %	s.o.
En dollars américains	Préférentiel des banques américaines	+0,25 %	+0,375 %	+0,50 %	+0,75 %	+1,50 %
Au TIOL	Taux du marché	+1,25 %	+1,50 %	+1,75 %	+2,00 %	s.o.

La Société sera également assujettie à une commission d'engagement correspondant à 0,125 % par année sur la tranche inutilisée de la nouvelle facilité bancaire.

La garantie de la nouvelle facilité bancaire consistera en une cession générale des créances, une débenture de 150 000 000 $ assortie d'une charge flottante grevant la totalité de l'actif de la Société, une déclaration relative au

titre des concessions et des réserves de pétrole et de gaz naturel, des conventions de subordination à l'égard des paiements aux termes de la PBN, des paiements aux termes des conventions de financement provisoire et des restrictions relatives au versement de distributions aux porteurs de parts si une demande de remboursement est faite en cas de défaut ou, dans certaines circonstances, en cas d'insuffisance de la base d'emprunt ou de défaut. La Société s'engage aux termes de la nouvelle facilité bancaire à maintenir un ratio du fonds de roulement (c'est-à-dire, l'actif à court terme plus la tranche inutilisée de la nouvelle facilité bancaire divisé par le passif à court terme sauf la dette bancaire) d'au moins 1:1, à maintenir une couverture minimale de 50 % et de 25 % des volumes de pétrole pour les quatre premiers trimestres civils à venir et les quatre trimestres civils suivants, respectivement, et à se conformer aux exigences habituelles du secteur en ce qui a trait à la présentation de l'information, à l'exploitation, à l'observation des lois, au paiement des impôts, à l'environnement, à l'accès des prêteurs aux livres et aux registres, à la tenue de livres, au changement de contrôle, à la fusion, au regroupement, au versement de dividendes ou à la répartition du capital, aux emprunts garantis supplémentaires ou à la garantie des obligations d'autres personnes, à l'aliénation de l'actif en contrepartie d'un produit annuel supérieur à 100 000 $ et à la couverture de plus de 75 % des volumes de production visés par des intérêts économiques directs.

Un cas de défaut aux termes de la nouvelle facilité bancaire comprend l'un ou l'autre des événements suivants : le fait de ne pas rembourser le capital ni verser l'intérêt sur celui-ci lorsqu'ils sont exigibles, le fait de ne pas respecter les garanties ou les engagements, une déclaration fausse ou trompeuse d'un fait important, un changement défavorable important dans la situation financière ou l'exploitation de la Société, une procédure non contestée intentée afin d'exiger l'exécution des charges grevant l'actif de la Société ayant une valeur globale de 500 000 $, la liquidation ou la dissolution de la Société, la cessation de l'exploitation de la Société et la nomination d'un séquestre ou d'un fiduciaire par un tribunal ou aux termes d'une autre convention.

Voir également « Emploi du produit » et « Acquisition des nouvelles propriétés ».

Couverture des prix des marchandises

La Société a conclu les contrats de couverture du prix du pétrole suivants avec diverses contreparties, y compris son ancien prêteur :

Swaps	Durée	Prix par baril
1 000 b/j	D'octobre à décembre 2003 incl.	36,63 $ CA
1 510 b/j	De janvier à mars 2004 incl.	23,23 $ US
1 300 b/j	De janvier à mars 2004 incl.	24,33 $ US
500 b/j	De janvier à décembre 2004 incl.	24,12 $ US
500 b/j	De janvier à décembre 2004 incl.	24,25 $ US
1 430 b/j	D'avril à juin 2004 incl.	22,93 $ US
1 200 b/j	D'avril à juin 2004 incl.	22,50 $ US
1 380 b/j	De juillet à septembre 2004 incl.	22,70 $ US
500 b/j	De juillet à septembre 2004 incl.	24,56 $ US
1 325 b/j	D'octobre à décembre 2004 incl.	22,54 $ US
500 b/j	D'octobre à décembre 2004 incl.	24,03 $ US
500 b/j	De janvier à décembre 2005 incl.	24,00 $ US
1 100 b/j	De janvier à mars 2005 incl.	22,38 $ US
1 030 b/j	D'avril à juin 2005 incl.	22,18 $ US

Swaps basés sur le prix différentiel du mélange de pétrole brut à Lloydminster	Durée	Prix par baril
2 000 b/j	De janvier à décembre 2004 incl.	(7,75 $) US
1 100 b/j	De janvier à décembre 2004 incl.	(8,20 $) US

Tunnels	Durée	Prix par baril
500 b/j	D'octobre à décembre 2003 incl.	35,50 – 37,35 $ CA

Tunnels	Durée	Prix par baril
1 000 b/j	De janvier à décembre 2004 incl.	23,00 – 27,95 $ US
1 000 b/j	De janvier à décembre 2004 incl.	25,00 – 28,25 $ US

Options	Durée	Prix par baril
500 b/j	De janvier à décembre 2004 incl.	Option de vente vendue à 15,50 $ US
1 000 b/j	De janvier à décembre 2004 incl.	Option de vente vendue à 18,00 $ US
1 000 b/j	De janvier à décembre 2004 incl.	Option de vente vendue à 18,00 $ US

Le 1er août 2002, la Société a conclu un contrat en vue de livrer à Hardisty, en Alberta, jusqu'au 31 décembre 2003, 6 000 b/j de mélange de pétrole brut Lloymindster au vendeur des propriétés. Pour ce faire, la Société doit acheter environ 1 000 b/j de diluant qu'elle mélangera à sa production pour répondre aux exigences de qualité du pétrole au point de livraison. Conformément au contrat, la Société touche un prix équivalent au prix du WTI affiché pour une année civile à la NYMEX, déduction faite d'un écart fixe de 8,233 $ US le baril, ce prix ne devant pas être inférieur à 14,40 $ US le baril ni supérieur à 17,244 $ US le baril. En fait, ce contrat applique un écart fixe à un tunnel sur le prix du WTI se situant entre 22,633 $ US et 25,477 $ US le baril. Ce contrat est en vigueur jusqu'au 31 décembre 2003. De plus, aux termes de la nouvelle facilité bancaire provisoire et de la nouvelle facilité bancaire, la Société est tenue de maintenir des contrats de couverture visant au moins 50 % et 25 % des volumes de pétrole (déduction faite des redevances) pour les quatre premiers trimestres civils à venir et les quatre trimestres civils suivants, respectivement, et des contrats de couverture visant au plus 75 % des volumes d'équivalent de pétrole (déduction faite des redevances).

La Société a également conclu les contrats de swap d'électricité suivants avec diverses contreparties :

	Durée	Prix par MW
5 MW	De janvier à décembre 2003 incl.	46,30 $ CA
5 MW	De janvier à décembre 2004 incl.	46,00 $ CA
5 MW	De janvier à décembre 2004 incl.	46,00 $ CA
5 MW	De janvier à décembre 2005 incl.	43,00 $ CA
10 MW	D'avril 2003 à mars 2006 incl.	44,50 $ CA
5 MW	De janvier à décembre 2005 incl.	Coût thermique de 8,40 GJ/MWh
5 MW	De janvier à décembre 2004 incl.	45,50 $ CA

Administrateurs et membres de la direction de la Société

Le nom et la municipalité de résidence des administrateurs et des membres de la direction de la Société, le poste qu'ils occupent actuellement au sein de la Société et leurs occupations principales au cours des cinq dernières années sont présentés dans le tableau ci-dessous et dans le texte qui le suit :

Nom et municipalité de résidence	Poste au sein de la Société	Nombre de parts de fiducie détenues(1)	Occupations principales
John A. Brussa(2)(4) Calgary (Alberta)	Administrateur	249 600	Avocat; associé au sein de Burnet, Duckworth & Palmer LLP (cabinet d'avocats).

Nom et municipalité de résidence	Poste au sein de la Société	Nombre de parts de fiducie détenues[1]	Occupations principales
M. Bruce Chernoff[3][4] Calgary (Alberta)	Administrateur et président du conseil	4 934 406[7]	Ingénieur; président du conseil de la Société; président et administrateur de Caribou (société de gestion de placements fermée) depuis juin 1999; d'avril 2000 à octobre 2001, vice-président directeur et chef des finances de Petrobank Energy & Resources Ltd. (« Petrobank ») (société pétrolière et gazière ouverte); de février à juin 1999, vice-président directeur et chef des finances de Pacalta Resources Ltd. (« Pacalta ») (société pétrolière et gazière ouverte); auparavant, vice-président directeur de Pacalta.
Hank B. Swartout[3] Calgary (Alberta)	Administrateur	500 000	Président du conseil, président et chef de la direction de Precision Drilling Corporation depuis juillet 1987.
Verne G. Johnson[2][3] Calgary (Alberta)	Administrateur	20 000	Président de KristErin Resources Inc. (société familiale fermée) depuis janvier 2000; vice-président principal, Gestion des fonds de Enerplus Resources Group de 2000 à 2002; auparavant, président et chef de la direction de AltaQuest Energy Corporation de 1999 à 2000; auparavant, président de Ziff Energy Group (société de consultation du secteur de l'énergie) de 1997 à 1999; auparavant, président et chef de la direction de ELAN Energy Inc. (société pétrolière et gazière ouverte) de 1989 à 1997.
Hector J. McFadyen[2][4] Calgary (Alberta)	Administrateur	20 000	Homme d'affaires indépendant et administrateur de Hunting PLC (société internationale ouverte de services pétroliers du Royaume-Uni); administrateur de Société de fiducie Computershare du Canada (société fermée canadienne qui s'occupe de l'administration des registres des actionnaires et des employés des sociétés ouvertes et fermées nord-américaines); auparavant, président, division Midstream, Alberta Energy Company Ltd. (société pétrolière et gazière ouverte).
Jacob Roorda Calgary (Alberta)	Président	160 339[8]	Ingénieur; président de la Société; de juin 1999 à juillet 2002, directeur général, Corporation Recherche Capital (courtier d'envergure moyenne); de janvier 1996 à mars 1999, vice-président général, administrateur et co-fondateur de PrimeWest Energy Trust (« PrimeWest ») (fiducie ouverte du secteur énergétique); de mai 1991 à janvier 1996, directeur, Expansion des affaires, Fletcher Challenge (société pétrolière et gazière fermée).
J.A. Ralston Calgary (Alberta)	Vice-président, Exploitation	107 262	Vice-président, Exploitation de la Société; de 1996 à 2002, directeur, Production de Penn West Petroleum (« Penn West ») (société pétrolière et gazière ouverte).
David M. Fisher Calgary (Alberta)	Vice-président, Finances	48 451[9]	Vice-président, Finances de la Société depuis octobre 2002; de septembre 1998 à

Nom et municipalité de résidence	Poste au sein de la Société	Nombre de parts de fiducie détenues[1]	Occupations principales
Calgary (Alberta)	Finances		octobre 2002, administrateur, vice-président, Finances et chef des finances de Integra Resources Ltd. (« Integra ») (société pétrolière et gazière fermée); d'avril 1995 à juillet 1998, vice-président, Finances et chef des finances de Canrise Resources Ltd. (société pétrolière et gazière ouverte); de juin 1994 à avril 1995, consultant indépendant; d'avril 1985 à mai 1994, directeur, Présentation de l'information financière de Canadian Hunter Exploration Ltd.
David J. Rain Calgary (Alberta)	Secrétaire général	80 700[10]	Comptable agréé; secrétaire général de la Société; vice-président, Finances et chef des finances de Petrobank depuis octobre 2001; vice-président et administrateur de Caribou depuis avril 2001; d'avril 2000 à septembre 2001, directeur des finances de Petrobank; de mai 1997 à juin 1999, contrôleur général et trésorier de Pacalta.

Notes
(1) Indique toutes les parts de fiducie détenues directement ou indirectement par cette personne ou sur lesquelles celle-ci exerce une emprise. Selon les renseignements fournis par l'administrateur ou le membre de la direction à la Fiducie.
(2) Membre du comité de vérification et de régie d'entreprise.
(3) Membre du comité des réserves, de la sécurité et de l'environnement.
(4) Membre du comité de rémunération.
(5) La Société n'a pas de comité de direction.
(6) Le mandat de tous les administrateurs prendra fin à la prochaine assemblée annuelle des actionnaires de la Société.
(7) Y compris les parts de fiducie détenues par Caribou, société contrôlée par M. Chernoff, et les parts de fiducie détenues dans les comptes REEE au profit des enfants de M. Chernoff.
(8) Y compris 43 919 parts de fiducie détenues dans le compte de la conjointe de M. Roorda qui est contrôlé par M. Roorda.
(9) À l'exclusion de 7 250 parts de fiducie détenues au nom des enfants de M. Fisher, sur lesquelles celui-ci exerce par ailleurs une emprise.
(10) Y compris 30 700 parts de fiducie détenues par la conjointe de M. Rain.

À la date des présentes, les administrateurs et les membres de la direction de la Société ainsi que les personnes avec lesquelles ils ont des liens et les membres de leur groupe détiennent collectivement, directement ou indirectement, environ 6 474 230 parts de fiducie, représentant environ 51,7 % des parts de fiducie émises et en circulation, ou exercent une emprise sur une telle proportion de ces parts. Compte tenu de l'émission des parts de fiducie dans le cadre du présent placement, les administrateurs et les membres de la direction de la Société ainsi que les personnes avec lesquelles ils ont des liens et les membres de leur groupe seront collectivement propriétaires véritables, directement ou indirectement, d'environ 6 494 480 parts de fiducie, soit 39,9 % des parts de fiducie en circulation (38,6 % des parts de fiducie en circulation si l'option d'attribution excédentaire est levée).

Le texte qui suit donne une brève description des antécédents de chacun des membres de la direction principale et des administrateurs de la Société. Le rendement passé de chacune des personnes indiquées ci-dessous n'est pas nécessairement indicatif de son rendement futur.

Jacob Roorda, président

M. Roorda est ingénieur et il est titulaire d'un baccalauréat en sciences appliquées (génie) de l'université Queen's et un M.B.A. de l'université de Calgary.

Après l'université, M. Roorda a occupé un certain nombre de postes principaux en ingénierie au sein de Dome Petroleum Ltd. De 1987 à 1991, M. Roorda a été vice-président du groupe de recherche sur les actions et analyste supérieur en pétrole et gaz naturel chez BZW Canada Ltd., à Toronto.

De 1991 à 1996, M. Roorda a été directeur, Expansion des affaires de Fletcher Challenge. En janvier 1996, M. Roorda a été co-fondateur de PrimeWest (fiducie ouverte du secteur énergétique) et a occupé les postes de vice-président général et administrateur de PrimeWest. M. Roorda était chargé de la supervision des stratégies d'acquisition de cette société. Pendant qu'il était au service de Fletcher et de PrimeWest, M. Roorda a été responsable de la clôture d'acquisitions de propriétés pétrolifères et gazéifères d'une valeur de plus de 650 M$.

De juin 1999 à juillet 2002, M. Roorda a été directeur général de Corporation Recherche Capital, société de courtage, où il était responsable de la direction et de l'exploitation globales du bureau de Calgary de la société.

J.A. Ralston, vice-président, Exploitation

M. Ralston a terminé le programme de perfectionnement des cadres de l'université de Calgary en 1994.

M. Ralston a été au service de Petro-Canada de 1980 à juin 1994 inclusivement et il y a occupé un large éventail de postes d'exploitation sur le terrain comportant des responsabilités croissantes. Pendant qu'il travaillait chez Petro-Canada, M. Ralston était responsable de la construction des installations sur le terrain et des pipelines, de l'exploitation des usines et des gisements de gaz naturel, de l'approvisionnement, de la gestion des réservoirs, du forage et des travaux de reconditionnement.

M. Ralston est entré au service de Penn West en juillet 1994 et y a travaillé jusqu'en juin 2002. Depuis 1997, M. Ralston était directeur de la production et il supervisait toutes les activités liées à la production de 100 000 bep/j de Penn West ainsi que 270 employés sur le terrain et gérait un budget annuel de 200 M$. M. Ralston était responsable de tous les domaines d'activité, y compris l'ingénierie, l'exploitation, l'optimisation de la production, la gestion des capitaux, la planification, la construction et les budgets.

David M. Fisher, vice-président, Finances

M. Fisher est comptable agréé et a obtenu en 1980 un baccalauréat en commerce de l'université de l'Alberta. M. Fisher compte plus de 20 ans d'expérience en présentation de l'information financière, en gestion et en administration de sociétés actives du secteur pétrolier et gazier.

Fondateur de Integra Resources Ltd., société pétrolière et gazière en amont fermée, M. Fisher a été administrateur et vice-président, Finances et chef des finances de cette société de septembre 1998 à octobre 2002. M. Fisher était chargé de tous les aspects financiers de Integra, y compris les systèmes de présentation de l'information, les rapports financiers, l'obtention du financement par actions et bancaire, la gestion de l'actif financier, l'imposition et la collaboration avec les conseillers juridiques et l'agent des transferts dans la gestion des questions relatives aux actionnaires et à la réglementation.

D'avril 1995 à juillet 1998, M. Fisher a été vice-président, Finances et chef des finances de Canrise, société pétrolière et gazière en amont ouverte ayant des éléments d'actif situés dans le centre-ouest de l'Alberta.

De juin 1980 à avril 1995, M. Fisher a été vérificateur externe au sein du cabinet de comptables agréés KPMG s.r.l. (auparavant, Peat Marwick Mitchell & Co.), vérificateur des subventions pour le compte du ministère de l'Énergie, des Mines et des Ressources du Canada, directeur de la présentation de l'information financière de Canadian Hunter Exploration Ltd. et consultant indépendant assurant des services d'administration financière à des sociétés canadiennes et internationales.

John A. Brussa, administrateur

M. Brussa est avocat et associé au sein du cabinet Burnet, Duckworth & Palmer LLP de Calgary depuis 1987. M. Brussa est reconnu comme un spécialiste fiscal prépondérant au Canada et il siège au conseil de plusieurs sociétés ouvertes canadiennes.

M. Bruce Chernoff, administrateur et président du conseil

M. Chernoff est ingénieur. Il est titulaire d'un baccalauréat en génie chimique de l'université Queen's. M. Chernoff est entré à l'emploi de Pacalta en 1988. Pacalta était une petite société pétrolière et gazière ouverte exerçant ses activités au Canada. M. Chernoff a occupé divers postes principaux au sein de Pacalta, y compris ceux de vice-président directeur et de chef des finances. M. Chernoff a été administrateur de Pacalta de 1992 jusqu'à ce que celle-ci soit acquise par Alberta Energy Company en mai 1999 en contrepartie de 1 G$.

En juin 1999, M. Chernoff a entrepris la création de Caribou, dont il est président et administrateur, dans le but d'effectuer des placements dans les secteurs pétrolier et gazier et immobilier. M. Chernoff est devenu administrateur et vice-président directeur et chef des finances de Petrobank en mars 2000. M. Chernoff a démissionné du poste de chef des finances de Petrobank en octobre 2001 pour se concentrer sur ses autres intérêts commerciaux, mais il est demeuré administrateur de cette société. M. Chernoff a entrepris la création de la Société en juin 2002 dans le but de tirer parti des occasions de mise en valeur et d'acquisition dans le secteur pétrolier et gazier. M. Chernoff siège au conseil de plusieurs autres sociétés ouvertes.

Hank B. Swartout, administrateur

M. Swartout est président du conseil, président et chef de la direction de Precision Drilling Corporation, le plus important entrepreneur canadien offrant des services intégrés aux champs pétrolifères et des services industriels et fournisseur mondial de produits et de services au secteur énergétique.

Verne G. Johnson, administrateur

M. Johnson a obtenu un baccalauréat en génie mécanique de l'université du Manitoba en 1966. Il est immédiatement entré au service de Compagnie Pétrolière Impériale Limitée où il a travaillé jusqu'en 1981 (y compris deux ans au sein de Exxon Corporation à New York de 1977 à 1979). En 1981, M. Johnson est devenu président et chef de la direction de Liberty Petroleum Ltd.. En 1982, il s'est joint à Roxy Petroleum Ltd. à titre de vice-président, Production où il est demeuré jusqu'en 1987, lorsqu'il est devenu président de Paragon Petroleum Ltd. En 1989, M. Johnson est entré au service de ELAN Energy Inc. (alors connue sous la dénomination Lasmo Canada Inc.) à titre de président et d'administrateur. Par suite de la vente de ELAN en 1997, il est devenu président de Ziff Energy Group jusqu'en 1999, puis président de AltaQuest Energy Corporation, et il s'est joint à Enerplus Resources Group en 2000, devenant vice-président principal, Gestion des fonds. En février 2002, il a quitté Enerplus Resources Group et il demeure président de sa société familiale fermée, KristErin Resources Inc.

Hector J. McFadyen, administrateur

M. McFadyen détient une maîtrise ès arts (économie) de l'Université de Calgary et un baccalauréat ès arts (économie) de l'Université Sir George Williams.

M. McFadyen a été à l'emploi du Alberta Energy and Utilities Board (auparavant le Oil and Gas Conservation Board) de 1969 à 1976, principalement au service d'économie.

En 1976, M. McFadyen est entré au service de Alberta Energy Company Ltd. (« AEC »), maintenant appelée EnCana Corporation (« EnCana »). EnCana est un des plus importants producteurs de pétrole et de gaz naturel indépendants en Amérique du Nord. M. McFadyen a mis sur pied un certain nombre d'unités commerciales importantes au sein de AEC, acquérant de l'expérience dans de nombreux domaines d'activité et disciplines, notamment dans le cadre de projets de développement et d'investissement en Amérique du Nord, en Amérique latine, en Asie et en Europe. Chez AEC, M. McFadyen a été membre de l'équipe de direction principale

chargée de recommander et de mettre en œuvre le plan stratégique de la société. À titre de président de la division des produits forestiers, il était chargé de l'élaboration et de la mise en œuvre de la stratégie commerciale des entreprises de produits forestiers situées en Alberta. M. McFadyen était également président de la division intermédiaire de AEC depuis 1995, où il était chargé des pipelines et des entreprises de stockage du gaz naturel de la société. M. McFadyen a pris sa retraite de EnCana en 2002.

M. McFadyen est membre du conseil d'administration de Hunting PLC (« Hunting »), société ouverte du Royaume-Uni qui fournit des services pétroliers et exerce des activités de commercialisation et de distribution du pétrole et du gaz naturel à l'échelle internationale. Hunting exerce ses activités de commercialisation et de distribution du pétrole et du gaz naturel en Amérique du Nord par l'intermédiaire de sa filiale en participation majoritaire, Gibson Energy Ltd. Voir « Dirigeants et autres personnes intéressés dans des opérations importantes ». M. McFadyen est également membre du conseil d'administration de Société de fiducie Computershare du Canada, société fermée canadienne qui s'occupe de l'administration des registres des actionnaires et des employés des sociétés ouvertes et fermées nord-américaines.

David J. Rain, secrétaire général

M. Rain est comptable agréé et il détient un baccalauréat en commerce de l'université de Saskatchewan (1986).

M. Rain a fait son stage chez KPMG s.r.l., comptables agréés, où il a été directeur du groupe de vérification jusqu'à son départ, en 1992. De 1992 à août 1996, M. Rain a occupé plusieurs postes financiers principaux chez Nowsco Well Service Ltd., société de services pour gisements pétroliers exerçant des activités à l'échelle internationale. D'octobre 1996 à avril 1997, M. Rain a été chef des finances de Trican Well Service Ltd., société de services pour gisements pétroliers exerçant des activités en Alberta et en Saskatchewan. M. Rain s'est joint à Pacalta en mai 1997 à titre de contrôleur général. Pacalta était une société d'exploration et de production pétrolière et gazière exerçant des activités principalement en Équateur. AEC a acquis Pacalta en 1999, M. Rain a rejoint M. Chernoff chez Caribou et est devenu directeur des finances de Petrobank en mars 2000. M. Rain est entré en fonction à titre de vice-président, Finances et chef des finances de Petrobank en octobre 2001.

Ordonnances relatives à des interdictions d'opérations ou faillites de sociétés

Aucun administrateur, membre de la direction ou promoteur de la Société ni aucun actionnaire détenant suffisamment de titres de la Société pour avoir un effet important sur le contrôle de celle-ci n'a été, au cours des dix dernières années, administrateur, membre de la direction ou promoteur d'un émetteur assujetti qui, pendant que cette personne agissait à ce titre, a fait l'objet d'une interdiction d'opérations, d'une ordonnance similaire ou d'une ordonnance interdisant à la Société l'accès à des dispenses prévues par les lois pendant une période de plus de 30 jours consécutifs, a fait faillite, a fait une cession volontaire en faillite, a présenté une proposition en vertu d'une loi sur la faillite, a intenté une procédure, un arrangement ou un concordat avec des créanciers ou fait l'objet d'une telle procédure, d'un tel arrangement ou d'un tel concordat ou a subi la nomination d'un séquestre, d'un administrateur-séquestre ou d'un fiduciaire qui a été chargé de détenir son actif.

Pénalités ou sanctions

Aucun administrateur, membre de la direction ou promoteur de la Société ni aucun actionnaire détenant suffisamment de titres de la Société pour avoir un effet important sur le contrôle de celle-ci n'a fait l'objet de pénalités ou de sanctions imposées par un tribunal ou un organisme de réglementation des valeurs mobilières relativement à la négociation de titres, à la promotion ou à la gestion d'un émetteur coté en bourse, à un vol ou à une fraude.

Faillites personnelles

Aucun administrateur, membre de la direction ou promoteur de la Société, aucun actionnaire détenant suffisamment de titres de la Société pour avoir un effet important sur le contrôle de celle-ci ni aucune société de portefeuille personnelle de ces personnes n'a, au cours des dix années précédant la date du présent prospectus, fait faillite, présenté une proposition en vertu d'une loi sur la faillite ou l'insolvabilité, intenté une procédure, un arrangement ou

un concordat avec des créanciers ou fait l'objet d'une telle procédure, d'un tel arrangement ou d'un tel concordat ou subi la nomination d'un séquestre, d'un administrateur-séquestre ou d'un fiduciaire chargé de détenir son actif.

RÉMUNÉRATION DES HAUTS DIRIGEANTS ET DES ADMINISTRATEURS

Rémunération des hauts dirigeants désignés

La Société compte actuellement trois hauts dirigeants qui touchent un salaire annuel de 125 000 $, de 100 000 $ et de 100 000 $, respectivement. Ces membres de la direction ont reçu des droits non transférables permettant l'achat de parts de fiducie conformément au régime d'achat de parts incitatif et y demeurent admissibles. Voir « Régime d'achat de parts incitatif ».

Le tableau qui suit donne des renseignements sur la rémunération versée au président actuel de la Société au cours de l'exercice terminé le 31 décembre 2002. Aucun membre de la direction de la Société n'a touché une rémunération supérieure à 100 000 $ au cours du dernier exercice terminé de la Société.

		Rémunération annuelle				
Nom et poste principal	**Exercice**	**Salaire (en dollars)**	**Prime (en dollars)**	**Autre rémunération annuelle (en dollars)**	**Nombre de titres visés par les options octroyées**	**Autre rémunération (en dollars)**
Jacob Roorda[(1)(2)] Président	2002	50 000	Néant	6 699	175 000	Néant

Notes

(1) M. Roorda est président de la Société depuis le 1er août 2002.

(2) La Société est exploitée activement depuis juillet 2002. Avant M. Roorda, M. Chernoff était président de la Société. M. Chernoff n'a reçu aucune rémunération ni option à ce titre.

Options d'achat de parts

Le tableau suivant présente des renseignements sur toutes les options octroyées à M. Roorda au cours de l'exercice terminé le 31 décembre 2002.

Nom	Nombre de titres visés par des options	Pourcentage du nombre total d'options octroyées aux employés au cours de l'exercice	Prix de levée ou prix de base (en dollars par titre)[(1)]	Valeur au marché des titres sous-jacents aux options à la date de l'octroi (en dollars par titre)	Date d'expiration
Jacob Roorda	175 000	22,9	7,80	8,00	25 novembre 2007

Note

(1) Aux termes du régime d'achat de parts incitatif, le prix de levée des options est réduit au fil du temps au fur et à mesure que des distributions sont versées aux porteurs de parts.

Le tableau suivant présente, relativement à M. Roorda, le nombre d'options d'achat de parts levées et non levées ainsi que la valeur des options d'achat de parts en jeu selon le cours de clôture des parts de fiducie, soit 9,50 $, le 31 décembre 2002.

Nom	Nombre de titres acquis au moment de la levée	Valeur globale réalisée (en dollars)	Nombre d'options d'achat de parts non levées à la fin de l'exercice Pouvant être levées/ne pouvant pas être levées	Valeur des options d'achat de parts en jeu non levées à la fin de l'exercice (en dollars) Pouvant être levées/ne pouvant pas être levées
Jacob Roorda	–	–	–/175 000	–/297 500

Contrats d'emploi

La Société n'a conclu aucun contrat d'emploi avec M. Roorda ni avec les autres membres de sa direction ou de sa direction principale. Toutefois, la Société a l'intention de conclure avec chacune de ces personnes et avec les membres de la direction principale futurs des contrats d'emploi qui devraient comporter des dispositions standard du secteur en matière de cessation d'emploi et de changement de contrôle.

Administrateurs

Les administrateurs de la Société reçoivent une provision annuelle de 10 000 $ et des jetons de présence de 500 $ par réunion du conseil ou d'un comité à laquelle ils assistent, sauf si les deux réunions ont lieu en même temps, auquel cas un seul jeton de présence sera versé. Cette rémunération peut être versée en espèces ou sous forme de parts de fiducie, au choix de l'administrateur. Les administrateurs ont aussi droit au remboursement des frais qu'ils engagent à ce titre et peuvent participer au régime d'achat de parts incitatif. Voir « Régime d'achat de parts incitatif ».

PRÊTS CONSENTIS AUX ADMINISTRATEURS ET AUX MEMBRES DE LA DIRECTION

Depuis la constitution de la Société, ni les administrateurs ou les membres de la direction de celle-ci ni les personnes avec lesquelles ils ont des liens n'ont contracté de prêt auprès de la Société ou de la Fiducie ou auprès d'une autre entreprise qui fait, ou qui a fait l'objet à quelque moment que ce soit depuis le début de la dernière période financière terminée, d'une garantie, d'une convention de soutien, d'une lettre de crédit ou d'une autre entente similaire fourni par la Société ou la Fiducie.

CAPITAL-ACTIONS DE LA SOCIÉTÉ

Le capital-actions de la Société se compose d'un nombre illimité d'actions ordinaires et d'un nombre illimité d'actions privilégiées de premier rang. À la date des présentes, 100 actions ordinaires de la Société sont en circulation. Le fiduciaire détient ces actions pour le compte de la Fiducie. Les droits de vote rattachés à ces actions sont régis par les dispositions de l'acte de fiducie. La Fiducie n'est pas autorisée, sans directive des porteurs de parts, à exercer ses droits en qualité d'actionnaire de la Société, sauf dans la mesure permise par l'acte de fiducie. Voir « Acte de fiducie – Exercice des droits de vote rattachés aux actions de la Société ».

ACTE DE FIDUCIE

Le texte qui suit est un sommaire de l'acte de fiducie et d'autres questions ayant trait à la structure et à l'exploitation de la Fiducie.

Parts de fiducie

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de l'acte de fiducie. En date du 3 octobre 2003, 12 522 889 parts de fiducie étaient émises et en circulation. Chaque part de fiducie donne à son porteur le droit d'exercer une voix à toutes les assemblées des porteurs de parts de fiducie et représente une participation véritable indivise égale dans les distributions (qu'elles soient faites sur le bénéfice net, les gains en capital réalisés nets ou d'autres sommes) et l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts de fiducie en circulation permettent à leurs porteurs de recevoir une part égale des

distributions de la Fiducie et, en cas de dissolution ou de liquidation de celle-ci, une part égale de l'actif net de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel, sans privilège ni priorité. Chaque part de fiducie est transférable, ne comporte aucun droit de conversion ou droit préférentiel de souscription, permet à son porteur d'exiger que la Fiducie rachète une partie ou la totalité des parts de fiducie qu'il détient (voir « – Droit au rachat » ci-après) et lui confère une voix par part de fiducie détenue à toutes les assemblées des porteurs de parts. Voir « Facteurs de risque – Nature des parts de fiducie ».

Parts spéciales à droit de vote

Les porteurs de parts ont approuvé, à leur assemblée de 2003, la modification de l'acte de fiducie afin que celui-ci prévoie l'émission d'un nombre illimité de parts spéciales à droit de vote. Chaque part spéciale à droit de vote donnera à son porteur le droit d'exprimer aux assemblées des porteurs de parts le nombre de voix fixé par le conseil d'administration de la Société dans la résolution autorisant l'émission des parts spéciales à droit de vote.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité, à ce titre, qu'il s'agisse d'une responsabilité contractuelle ou délictuelle, relativement au fonds de la Fiducie ou aux obligations ou aux affaires de celle-ci, ou à l'égard d'un acte ou d'une omission du fiduciaire ou d'une autre personne dans le cadre de l'exercice, ou de l'exercice réputé, d'une obligation, d'un pouvoir, d'un pouvoir discrétionnaire ou d'une autorité conféré au fiduciaire ou à cette autre personne aux termes des présentes ou à l'égard de toute opération conclue par le fiduciaire ou cette autre personne aux termes de l'acte de fiducie. Aucun porteur de parts n'est tenu d'indemniser le fiduciaire ou cette autre personne à l'égard d'une telle responsabilité qui pourrait leur être imputée ou qui pourrait se rapporter à des taxes et impôts payables par la Fiducie, par le fiduciaire ou par une autre personne pour le compte de la Fiducie ou relativement à celle-ci. Nonobstant ce qui précède, si un tribunal compétent juge que la responsabilité des porteurs de parts est engagée, celle-ci se limitera au fonds de la Fiducie et ne pourra être satisfaite qu'au moyen de celui-ci, et la Fiducie (jusqu'à concurrence du montant du fonds de la Fiducie) est responsable envers les porteurs de parts et doit les indemniser et tenir quittes des frais, des dommages, des responsabilités et des pertes que ceux-ci pourraient engager ou subir en raison du fait que leur responsabilité n'est pas limitée. Voir « Facteurs de risque – Responsabilité limitée des porteurs de parts ».

Émission de parts de fiducie

L'acte de fiducie prévoit que des parts de fiducie, y compris les droits, les bons de souscription et d'autres titres visant l'achat de parts de fiducie, la conversion en celles-ci ou l'échange contre celles-ci, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil de Harvest. L'acte de fiducie prévoit également que la Société peut autoriser la création et l'émission de débentures, de billets et d'autres titres d'emprunt de la Fiducie selon les modalités, aux personnes et moyennant la contrepartie établies par la Société.

Emprunts de la Fiducie

Conformément à l'acte de fiducie, le fiduciaire est autorisé, directement ou indirectement, à emprunter des fonds ou à contracter des dettes auprès de quiconque et, à cet égard, à garantir ou à cautionner le paiement ou l'exécution d'une dette, d'une responsabilité ou d'une obligation de quelque nature que ce soit de quiconque, y compris la Société ou une filiale de la Fiducie, à contracter toute autre obligation pour le compte de la Fiducie, à conclure une convention de subordination pour le compte de la Fiducie ou d'une autre personne, à céder, à grever, à nantir, à hypothéquer, à transférer ou à subordonner la totalité ou une partie du fonds de la Fiducie, à octroyer une sûreté, une hypothèque ou une charge à l'égard de la totalité ou d'une partie de celui-ci ou à subordonner les participations de la Fiducie dans le fonds de la Fiducie en faveur d'un tiers.

Les frais du service de la dette engagés par la Fiducie sont déduits aux fins du calcul des espèces distribuables.

Droit au rachat

Les parts de fiducie sont rachetables à tout moment à la demande des porteurs de celles-ci, sur remise des certificats les représentant à la Fiducie, accompagnés d'un avis de rachat dûment rempli et signé. Une fois que la Fiducie aura reçu l'avis de rachat des parts de fiducie, le porteur de celles-ci aura seulement le droit de recevoir un prix par part de fiducie (le « prix de rachat du marché ») correspondant au moindre des deux montants suivants : (i) 90 % du « cours » des parts de fiducie à la bourse principale où elles sont inscrites à des fins de négociation pendant la période de dix jours de bourse commençant immédiatement après la date à laquelle les parts de fiducie sont remises à des fins de rachat et (ii) le cours de clôture à la bourse principale où les parts de fiducie sont inscrites à des fins de négociation à la date à laquelle elles sont remises à des fins de rachat.

Aux fins de ce calcul, le « cours » correspond à la moyenne simple du cours de clôture des parts de fiducie chaque jour de bourse au cours duquel un cours de clôture a été établi; toutefois, si la bourse ou le marché applicable ne fournit pas de cours de clôture, mais seulement les cours extrêmes des parts de fiducie négociées un jour donné, le cours correspondra à la moyenne simple de la moyenne des cours extrêmes chaque jour de bourse au cours duquel il y a eu négociation; en outre, si des négociations ont eu lieu sur le marché ou à la bourse applicable pendant moins de cinq des dix jours de bourse, le cours correspondra à la moyenne simple des cours suivants établis à l'égard de chacun des dix jours de bourse, soit la moyenne des derniers cours acheteurs et vendeurs chaque jour au cours duquel il n'y a pas eu de négociation, le cours de clôture des parts de fiducie chaque jour au cours duquel il y a eu négociation si la bourse ou le marché fournit un cours de clôture et la moyenne des cours extrêmes des parts de fiducie chaque jour au cours duquel il y a eu négociation si le marché fournit seulement les cours extrêmes des parts de fiducie négociées un jour donné.

Le « cours de clôture » correspond au cours de clôture des parts de fiducie s'il y a eu négociation à cette date, à la moyenne des cours extrêmes des parts de fiducie s'il y a eu négociation et que la bourse ou l'autre marché ne fournit que les cours extrêmes des parts de fiducie négociées un jour donné ou à la moyenne des derniers cours acheteur et vendeur si aucune négociation n'a eu lieu à cette date.

Le prix de rachat du marché global payable par la Fiducie relativement aux parts de fiducie remises à des fins de rachat au cours d'un mois civil doit être réglé au moyen d'un chèque tiré sur une banque à charte ou une société de fiducie canadienne libellé en dollars canadiens, payable le dernier jour du mois suivant. Le droit des porteurs de parts de toucher des espèces au moment du rachat de leurs parts de fiducie fait l'objet de la restriction selon laquelle la somme totale payable par la Fiducie relativement à ces parts de fiducie et à toutes les autres parts de fiducie remises à des fins de rachat au cours du même mois civil et d'un mois civil antérieur au cours de la même année ne doit pas être supérieure à 100 000 $; toutefois, la Société peut, à son entière discrétion, renoncer à cette restriction à l'égard de tout mois civil. Si la Société ne renonce pas à cette restriction, le prix de rachat du marché payable par la Fiducie relativement aux parts de fiducie remises à des fins de rachat au cours de ce mois civil sera versé le dernier jour du mois suivant, de la manière suivante : (i) premièrement, la Fiducie placera des billets dont le capital global correspondra au prix de rachat du marché global des parts de fiducie remises à des fins de rachat et (ii) deuxièmement, dans la mesure où la Fiducie ne détient pas des billets d'un capital impayé suffisant pour assurer ce paiement, la Fiducie émettra ses propres billets à ordre d'un capital correspondant à l'insuffisance (appelés dans les présentes les « billets de rachat ») aux porteurs de parts qui auront exercé le droit au rachat.

Si, au moment où des parts de fiducie sont remises à des fins de rachat par le porteur de parts, les parts de fiducie en circulation ne sont pas inscrites à des fins de négociation à la TSX et ne sont négociées ou inscrites à aucune autre bourse ni sur aucun autre marché où la Société juge, à son entière discrétion, que le prix des parts de fiducie correspond à leur juste valeur marchande, ou si les opérations normales sur les parts de fiducie en circulation font l'objet d'une suspension ou d'un arrêt à une bourse à laquelle les parts de fiducie sont inscrites à des fins de négociation ou, sinon, sur un marché où les parts de fiducie sont cotées à des fins de négociation, à la date à laquelle ces parts de fiducie ont été remises à des fins de rachat ou pendant plus de cinq jours de bourse au cours de la période de dix jours de bourse commençant immédiatement après la date à laquelle ces parts de fiducie ont été remises à des fins de rachat, le porteur de parts aura le droit de recevoir, au lieu du prix de rachat du marché, un prix par part de fiducie (le « prix de rachat évalué ») correspondant à 90 % de la juste valeur marchande des parts de fiducie établie par la Société à la date à laquelle ces parts de fiducie ont été remises à des fins de rachat. Le prix de rachat évalué global payable par la Fiducie à l'égard des parts de fiducie remises à des fins de rachat au cours d'un

mois civil donné sera versé le dernier jour du troisième mois suivant, au gré de la Fiducie, (i) en espèces ou (ii) au moyen d'un placement de billets ou de billets de rachat, comme il est décrit ci-dessus.

Il n'est pas prévu que ce droit de rachat constitue le mécanisme principal permettant aux porteurs de parts de fiducie d'aliéner leurs parts de fiducie. Les billets de rachat pouvant être distribués en nature aux porteurs de parts dans le cadre d'un rachat ne seront inscrits à aucune bourse et on ne prévoit pas qu'un marché se matérialisera à l'égard de ces billets. Les billets de rachat pourraient ne pas constituer des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

Porteurs de parts non résidents

Il est dans l'intérêt des porteurs de parts que la Fiducie soit admissible à titre de « fiducie d'investissement à participation unitaire » et de « fiducie de fonds commun de placement » en vertu de la Loi de l'impôt. Certaines dispositions de la Loi de l'impôt exigent que la Fiducie ne soit pas établie ou maintenue principalement au profit de non-résidents. Par conséquent, afin de se conformer à ces dispositions, l'acte de fiducie impose des restrictions quant à la proportion de parts de fiducie qui peuvent appartenir à des non-résidents. À cet égard, la Fiducie prendra, entre autres, toutes les mesures nécessaires pour surveiller la propriété des parts de fiducie. Si, à quelque moment que ce soit, la Fiducie apprend que les propriétaires véritables de 49 % et plus des parts de fiducie alors en circulation sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, elle prendra, par l'intermédiaire de la Société, les mesures nécessaires pour mettre en œuvre l'intention énoncée dans les présentes. Aux fins de la présente rubrique, « non-résidents » désigne les non-résidents du Canada au sens de la Loi de l'impôt.

Assemblées des porteurs de parts

L'acte de fiducie prévoit que les assemblées des porteurs de parts doivent être convoquées et tenues, entre autres, aux fins de l'élection ou de la destitution du fiduciaire, de la nomination ou de la destitution des vérificateurs de la Fiducie, de l'approbation des modifications de l'acte de fiducie (sauf pour ce qui est décrit à la rubrique « – Modification de l'acte de fiducie »), de la vente de la totalité ou de la quasi-totalité des biens de la Fiducie et du début du processus de liquidation des affaires de la Fiducie. Les assemblées des porteurs de parts seront convoquées et tenues annuellement aux fins, entre autres, de l'élection des administrateurs de la Société et de la nomination des vérificateurs de la Fiducie.

Une assemblée des porteurs de parts peut être convoquée à tout moment et à quelque fin que ce soit par la Société et doit être convoquée, sauf dans certaines circonstances, si les porteurs d'au moins 20 % des parts de fiducie alors en circulation l'exigent par écrit. Une telle demande doit, entre autres, fournir des renseignements raisonnablement détaillés sur les questions qui motivent la convocation de l'assemblée.

Les porteurs de parts peuvent assister et voter à toutes les assemblées des porteurs de parts, en personne ou par procuration, un fondé de pouvoir n'étant pas obligatoirement un porteur de parts. Deux personnes présentes ou représentées par procuration et représentant globalement au moins 10 % des droits de vote rattachés à l'ensemble des parts de fiducie en circulation forment quorum aux fins de la tenue de ces assemblées.

L'acte de fiducie comporte des dispositions relatives aux avis requis et aux formalités de convocation et de tenue des assemblées des porteurs de parts, conformément aux exigences des lois applicables.

Exercice des droits de vote rattachés aux actions de la Société

L'acte de fiducie interdit au fiduciaire d'exercer les droits de vote rattachés aux actions de la Société à l'égard des questions suivantes : (i) l'élection des administrateurs de la Société, (ii) la nomination des vérificateurs de la Société ou (iii) l'approbation des états financiers de la Société, sauf conformément à une résolution ordinaire adoptée à une assemblée annuelle des porteurs de parts. L'acte de fiducie prévoit également que le fiduciaire ne pourra, après la clôture, exercer les droits de vote rattachés aux actions en vue d'autoriser ce qui suit sans l'approbation des porteurs de parts donnée par voie de résolution spéciale à une assemblée des porteurs de parts convoquée à cette fin :

a) la vente, la location ou une autre forme d'aliénation de la totalité ou de la quasi-totalité de l'actif de la Société, ou d'une participation dans celui-ci, sauf dans le cadre d'une restructuration interne de l'actif direct ou indirect de la Société à l'issue de laquelle la Société ou la Fiducie a la même participation, ou une participation essentiellement similaire, qu'elle soit directe ou indirecte, dans l'actif que celle, qu'elle soit directe ou indirecte, qu'elle avait avant la restructuration;

b) une fusion prévue par la loi de la Société avec une autre société par actions, sauf dans le cadre d'une restructuration interne décrite à l'alinéa a) ci-dessus;

c) un arrangement prévu par la loi auquel la Société est partie, sauf dans le cadre d'une restructuration interne décrite à l'alinéa a) ci-dessus;

d) une modification des statuts de la Société en vue d'augmenter ou de diminuer le nombre minimal ou maximal d'administrateurs;

e) une modification importante des statuts de la Société en vue de modifier le capital-actions autorisé ou de modifier les droits, privilèges, restrictions et conditions rattachés à une catégorie d'actions de la Société d'une manière susceptible de porter préjudice à la Fiducie.

Fiduciaire

Valiant Trust Company est le fiduciaire de la Fiducie. Tous les pouvoirs administratifs et de gestion du fiduciaire ayant trait à la Fiducie et à l'exploitation de celle-ci ont été délégués à la Société conformément à l'acte de fiducie et à la convention d'administration. Voir « Description de la Fiducie – Délégation de pouvoirs, administration et régie de la Fiducie ». Nonobstant cette délégation générale, conformément à la convention d'administration, le fiduciaire a convenu de ne pas déléguer son pouvoir de gérer les affaires suivantes de la Fiducie :

a) l'émission, l'attestation, la contresignature, le transfert, l'échange et l'aliénation des certificats représentant les parts de fiducie;

b) la tenue du registre des porteurs de parts;

c) la distribution des espèces à distribuer aux porteurs de parts, bien que le calcul du montant de la distribution soit fait par la Société et approuvé par le conseil de Harvest puis soumis au fiduciaire par la Société pour que celui-ci verse la distribution aux porteurs de parts;

d) la mise à la poste des avis, des états financiers et des rapports destinés aux porteurs de parts aux termes de l'acte de fiducie, bien que la Société soit responsable de l'élaboration de ces documents;

e) la remise aux porteurs de parts d'une liste de base des porteurs de parts inscrits conformément aux formalités énoncées dans l'acte de fiducie;

f) la modification d'une modalité ou d'une disposition de l'acte de fiducie pour le compte de la Fiducie ou une renonciation à l'exécution ou la violation d'une telle modalité ou disposition;

g) le renouvellement ou la résiliation de la convention d'administration pour le compte de la Fiducie;

h) toute question nécessitant l'approbation des porteurs de parts conformément aux modalités de l'acte de fiducie.

L'acte de fiducie exige que le fiduciaire exerce ses pouvoirs et remplisse ses fonctions en toute honnêteté, de bonne foi et dans l'intérêt de la Fiducie et des porteurs de parts et, ce faisant, qu'il démontre le degré de prudence, de diligence et de compétence dont ferait preuve un fiduciaire raisonnablement prudent dans des circonstances comparables.

Le mandat initial du fiduciaire prendra fin à la première assemblée annuelle des porteurs de parts. Les porteurs de parts, à leur première assemblée annuelle, renouvelleront le mandat du fiduciaire ou lui nommeront un successeur pour un mandat de un an et, ainsi de suite, à chaque assemblée annuelle des porteurs de parts. Le fiduciaire peut également être destitué de ses fonctions par la Société, sur remise d'un avis écrit, dans des circonstances limitées. Une telle démission ou destitution prend effet seulement au moment où elle est approuvée au moyen d'une

résolution spéciale des porteurs de parts, au moment de l'acceptation ou de la nomination d'un fiduciaire successeur et au moment où celui-ci prend en charge les obligations du fiduciaire qu'il remplace.

Responsabilité du fiduciaire

Le fiduciaire, ses administrateurs, les membres de sa direction, ses employés, ses actionnaires et ses mandataires ne seront pas responsables envers un porteur de parts ou une autre personne, qu'il s'agisse d'une responsabilité délictuelle, contractuelle ou autre, relativement à toute question se rapportant à la Fiducie ou au fonds de la Fiducie, découlant de l'exercice par le fiduciaire des pouvoirs discrétionnaires ou autres qui lui sont conférés par l'acte de fiducie, y compris toute mesure prise ou omise de bonne foi sur la foi de documents qui sont à première vue dûment signés, une dépréciation du fonds de la Fiducie ou une perte relative à celui-ci découlant de la vente d'un élément d'actif, d'une inexactitude dans une évaluation fournie par une autre personne compétente, de la confiance accordée à une telle évaluation, d'une action ou d'une omission de la Société ou d'une autre personne à laquelle le fiduciaire a, avec le consentement de la Société, délégué l'une ou l'autre de ses obligations aux termes de l'acte de fiducie, ou toute autre action ou omission (y compris le fait de ne pas obliger, de quelque manière que ce soit, un ancien fiduciaire à remédier à un manquement à ses obligations à ce titre ou le fait que la Société ne remplisse pas les obligations qui lui incombent ou qui lui sont déléguées aux termes de l'acte de fiducie ou d'un autre contrat), sauf si la responsabilité en question découle d'une faute lourde, d'un défaut délibéré ou d'une fraude du fiduciaire ou de l'un ou l'autre de ses administrateurs, des membres de sa direction, de ses employés ou de ses actionnaires. Si le fiduciaire a retenu les services d'un spécialiste, d'un conseiller ou d'un conseiller juridique approprié à l'égard d'une question liée aux obligations qui lui incombent conformément à l'acte de fiducie ou à un autre contrat, il pourra suivre ou non les conseils de ce spécialiste, de ce conseiller ou de ce conseiller juridique sans engager sa responsabilité et il sera entièrement protégé des pertes ou des responsabilités découlant d'une action ou d'un refus d'agir fondé sur de tels conseils. Dans l'exercice des pouvoirs discrétionnaires ou autres qui lui sont conférés conformément à l'acte de fiducie, le fiduciaire agit et sera réputé de façon concluante agir à titre de fiduciaire de l'actif de la Fiducie et sa responsabilité personnelle ne sera pas engagée à l'égard des dettes, du passif, des obligations, des réclamations, des mises en demeure, des jugements, des frais ou des charges à l'encontre de la Fiducie ou du fonds de la Fiducie ou relativement à ceux-ci. En outre, l'acte de fiducie comporte d'autres dispositions habituelles limitant la responsabilité du fiduciaire.

Modification de l'acte de fiducie

L'acte de fiducie peut être modifié par voie de résolution spéciale. Le fiduciaire peut, sans le consentement, l'approbation ou la ratification des porteurs de parts, modifier l'acte de fiducie aux fins suivantes :

- faire en sorte que la Fiducie se conforme aux lois ou aux exigences applicables d'une autorité ou d'un organisme gouvernemental du Canada ou d'une province;
- faire en sorte que la Fiducie respecte les dispositions des paragraphes 108(2) et 132(6) de la Loi de l'impôt, en leur version modifiée ou remplacée;
- s'assurer que les porteurs de parts bénéficient de la protection supplémentaire que le fiduciaire juge opportune;
- supprimer ou régler des conflits ou des contradictions entre les dispositions de l'acte de fiducie ou d'un acte complémentaire, d'une convention de vente de redevances directes et d'une autre convention de la Fiducie ou d'un document d'information conformément auquel des titres de la Fiducie sont émis, ou d'une loi ou d'un règlement applicable de quelque territoire que ce soit, à la condition que, de l'avis du fiduciaire, cela ne porte pas atteinte à ses droits ou à ceux des porteurs de parts;
- prévoir que la Fiducie pourra remettre aux porteurs de parts par voie électronique les documents relatifs à la Fiducie (y compris les rapports annuel et trimestriels, notamment les états financiers, les avis de convocation aux assemblées des porteurs de parts, les circulaires d'information et les procurations) une fois que les lois sur les valeurs mobilières applicables auront été modifiées pour permettre une telle remise électronique au lieu des modes de remise habituelles, à la condition que ces modifications de l'acte de fiducie ne contreviennent pas à ces lois ou ne soient pas en conflit avec celles-ci;

- corriger ou rectifier des ambiguïtés, des dispositions inexécutoires ou contradictoires, des erreurs ou des omissions, à la condition que, de l'avis du fiduciaire, cela ne porte pas atteinte à ses droits ou à ceux des porteurs de parts;
- apporter toute modification nécessaire aux certificats représentant les parts de fiducie afin de faire en sorte que ceux-ci soient conformes aux dispositions de l'acte de fiducie, ou toute autre modification, à la condition qu'elles ne portent pas atteinte aux droits du fiduciaire et des porteurs de parts.

Offre publique d'achat

L'acte de fiducie comporte des dispositions stipulant que si une offre publique d'achat est présentée relativement aux parts de fiducie et qu'au moins 90 % de celles-ci (autres que les parts de fiducie détenues à la date de l'offre publique d'achat par l'initiateur ou des personnes avec lesquelles il a des liens ou faisant partie de son groupe ou pour leur compte) sont prises en livraison et payées par l'initiateur, celui-ci aura le droit d'acquérir les parts de fiducie détenues par les porteurs de parts qui n'auront pas accepté l'offre publique d'achat selon les conditions offertes.

Dissolution de la Fiducie

Les porteurs de parts peuvent voter en faveur de la dissolution de la Fiducie à une assemblée des porteurs de parts dûment convoquée à cette fin, sous réserve des conditions suivantes : a) un vote ne peut être tenu que si les porteurs d'au moins 20 % des parts de fiducie en circulation en ont fait la demande par écrit, b) un quorum formé de porteurs représentant 50 % des parts de fiducie émises et en circulation présents ou représentés par procuration doit être atteint et c) la dissolution doit être approuvée au moyen d'une résolution spéciale des porteurs de parts.

À moins que la Fiducie n'ait déjà été dissoute ou prorogée au moyen d'un vote des porteurs de parts, le fiduciaire devra commencer à liquider les affaires de la Fiducie le 31 décembre 2099. Si la Fiducie est dissoute, le fiduciaire vendra et convertira en espèces les redevances directes et les autres éléments d'actif constituant le fonds de la Fiducie dans le cadre d'une opération ou de plusieurs opérations publiques ou privées et prendra toutes les autres mesures nécessaires en vue de liquider le fonds de la Fiducie et agira à tous les égards conformément aux directives, le cas échéant, des porteurs de parts en ce qui a trait à la dissolution autorisée conformément à la résolution spéciale. Toutefois, la Fiducie ne devra en aucun cas être dissoute avant l'aliénation des redevances directes. Après avoir payé, honoré ou acquitté la totalité des dettes et des obligations connues de la Fiducie ou constitué une provision à cet égard, et après avoir prévu une indemnisation contre toutes les autres dettes et obligations en cours, le fiduciaire répartira le reliquat du produit de la vente de l'actif, de même que les espèces faisant partie des biens de la Fiducie, entre les porteurs de parts, conformément à leurs quote-parts respectives.

Communication de l'information destinée aux porteurs de parts

Les états financiers consolidés de la Fiducie sont vérifiés chaque année par un cabinet de comptables agréés indépendant reconnu. La Société poste les états financiers consolidés vérifiés de la Fiducie, accompagnés du rapport des comptables agréés, et les états financiers consolidés intermédiaires non vérifiés de la Fiducie aux porteurs de parts dans les délais prescrits par les lois sur les valeurs mobilières. L'exercice de la Fiducie prend fin le 31 décembre. La Fiducie est assujettie aux obligations d'information continue prévues dans les lois sur valeurs mobilières applicables.

RÉGIME D'ACHAT DE PARTS INCITATIF

La Fiducie a adopté le régime d'achat de parts incitatif qui permet au conseil de Harvest d'octroyer des droits d'achat de parts de fiducie non transférables (les « droits incitatifs ») aux administrateurs, aux membres de la direction, aux consultants, aux employés et aux autres fournisseurs de services courants de la Fiducie et de ses filiales, notamment la Société. Le régime d'achat de parts incitatif a pour but d'offrir un incitatif à long terme efficace aux participants admissibles et de les récompenser en fonction du rendement à long terme et des distributions. En date du 12 juin 2003, le nombre total de parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif a été porté de 875 000 au nombre maximal cumulatif de 1 121 000. Le nombre total de

parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif au 30 septembre 2003 s'élevait à 885 500.

Le conseil de Harvest administre le régime d'achat de parts incitatif et décide quelles personnes auront le droit d'y participer, le nombre de droits incitatifs devant être octroyés et les modalités d'acquisition de ceux-ci. Le prix d'octroi des droits incitatifs (le « prix d'octroi ») est équivalent au cours de clôture des parts de fiducie le jour de bourse précédant la date de l'octroi, sauf autorisation contraire. Le prix d'exercice (le « prix d'exercice ») par droit est calculé en déduisant du prix d'octroi le montant total des distributions par part versées par la Fiducie après la date de l'octroi; toutefois, ce montant devra constituer un rendement supérieur à 0,833 % du coût des immobilisations comptabilisé de la Fiducie, moins la totalité de la dette, de l'insuffisance (de l'excédent) du fonds de roulement ou des frais d'épuisement et d'amortissement des équivalents de titres d'emprunt et des impôts à payer futurs sur ces immobilisations à la fin de chaque mois.

Les droits incitatifs peuvent être exercés pendant une période maximale de cinq ans à compter de la date de leur octroi et on peut y mettre fin si leur porteur cesse d'être un participant admissible ou s'il décède. Le cas échéant, le porteur a le droit, dans les 30 jours suivant la date à laquelle il a cessé d'être un participant admissible ou à la fin de la période d'exercice, selon la première éventualité, d'exercer les droits incitatifs qui lui sont acquis. En cas de décès, la succession du porteur a le droit, dans les six mois suivant le décès ou à la fin de la période d'exercice, selon la première éventualité, d'exercer les droits incitatifs acquis au prix d'exercice en vigueur à la date du décès. Les droits incitatifs non acquis au moment où le porteur cesse d'occuper son poste ou décède deviennent immédiatement nuls et non avenus. La Fiducie a le choix de régler les droits incitatifs en circulation au moyen de parts de fiducie ou d'espèces. Le nombre de parts de fiducie devant être émises en règlement des droits incitatifs en circulation correspond au nombre obtenu en multipliant le nombre de droits incitatifs par le quotient obtenu en divisant la différence entre le cours d'une part de fiducie et le prix d'exercice par le cours de la part de fiducie. Les espèces versées en règlement des droits incitatifs en circulation correspondent à la différence entre le cours d'une part de fiducie et le prix d'exercice multipliée par le nombre de droits incitatifs à régler.

Le tableau qui suit présente des renseignements sur les droits incitatifs en circulation aux termes du régime d'achat de parts incitatif au 30 septembre 2003.

Groupe	Date d'octroi des droits incitatifs	Nombre de parts de fiducie visées par des options	Prix d'octroi	Cours de clôture le jour précédant l'octroi	Prix d'exercice au 30 septembre 2003	Date d'expiration	Valeur au marché du droit incitatif[1]
Hauts dirigeants (4)	25 novembre 2002	475 000	8,00 $	8,00 $	6,20 $	25 novembre 2007	2 755 000 $
Administrateurs (4)	25 novembre 2002	75 000	8,00 $	8,00 $	6,20 $	25 novembre 2005	435 000 $
	14 février 2003	34 500	10,75 $	10,75 $	9,35 $	14 février 2008	91 425 $
Employés et consultants (16)	25 novembre 2002	237 500	8,00 $	8,00 $	6,20 $	25 novembre 2005	1 377 500 $
	24 janvier 2003	32 500	10,21 $	10,21 $	8,61 $	24 janvier 2008	110 175 $
	15 juillet 2003	12 500	10,18 $	10,18 $	9,78 $	15 juillet 2008	27 750 $
	17 juillet 2003	7 500	10,20 $	10,20 $	10,00 $	17 juillet 2008	15 000 $
	18 juillet 2003	11 000	10,30 $	10,30 $	10,10 $	18 juillet 2008	20 900 $

Note

(1) Selon la différence entre le cours de clôture des parts de fiducie le 30 septembre 2003 à la TSX, soit 12,00 $, et le prix d'octroi du droit incitatif, moins les distributions par part de fiducie versées après la date à laquelle le droit incitatif a été octroyé, multiplié par le nombre de parts de fiducie visées par le droit incitatif.

RÉGIME DE RÉINVESTISSEMENT DES DISTRIBUTIONS

La Fiducie a obtenu toutes les approbations des organismes de réglementation compétents et a mis en oeuvre le régime de réinvestissement. **Les porteurs de parts qui sont des résidents de la province du Québec ou des**

États-Unis ne peuvent pas participer au régime de réinvestissement. Le régime de réinvestissement donne aux porteurs de parts de fiducie admissibles la possibilité d'accumuler des parts de fiducie supplémentaires en réinvestissant les espèces à distribuer qu'ils reçoivent. Il revient à la Société de décider si les parts de fiducie seront acquises au cours en vigueur (qui ne devrait pas dépasser 115 % du cours moyen pondéré en fonction du volume des parts de fiducie à la TSX au cours de la période de dix jours de bourse précédant immédiatement la date à laquelle les parts de fiducie sont acquises) ou s'il s'agira de nouvelles parts de fiducie émises à 95 % du cours des parts de fiducie (calculé selon le cours moyen pondéré des parts de fiducie à la TSX au cours de la période débutant le deuxième jour ouvrable suivant la date de clôture des registres relative à la distribution et se terminant le deuxième jour ouvrable précédant immédiatement la date de versement de la distribution à laquelle au moins un lot régulier de parts de fiducie est négocié). Les participants au régime de réinvestissement peuvent également acheter des parts de fiducie à 100 % du cours de celles-ci (comme il est indiqué ci-dessus) en investissant des sommes supplémentaires d'au plus 5 000 $ par mois et d'au moins 1 000 $ à la fois; toutefois, le nombre total de parts de fiducie qui peuvent être émises chaque exercice aux termes des paiements optionnels en espèces est limité à au plus 2 % du nombre de parts de fiducie émises et en circulation au début de l'exercice en question. Au 30 septembre 2003, 735 389 nouvelles parts de fiducie avaient été émises depuis le 15 février 2003 en contrepartie d'un produit de 7 385 652 $, en raison de la participation au régime de réinvestissement et des distributions en espèces versées par la Fiducie. Pour obtenir de plus amples renseignements concernant l'émission de parts de fiducie aux termes du régime de réinvestissement, voir « Ventes antérieures ».

STRUCTURE DU CAPITAL DE LA FIDUCIE

Le tableau qui suit résume la structure du capital consolidé de la Fiducie aux dates indiquées.

Désignation	Autorisé	En cours ou en circulation au 31 décembre 2002	En cours ou en circulation au 30 juin 2003	En cours ou en circulation au 30 juin 2003 compte tenu du placement et de l'acquisition des nouvelles propriétés
Facilité bancaire initiale[1]	60 000 000 $ US	45 286 396 $	40 982 388 $	Néant
Emprunt renouvelable à vue[2]	5 225 000 $	Néant	4 575 000 $	Néant
Billet à ordre[3]	850 000 $	Néant	850 000 $	Néant
Nouvelle facilité bancaire provisoire[4]	15 000 000 $	Néant	Néant	Néant
Nouvelle facilité bancaire[5]	105 000 000 $	Néant	Néant	60 557 388 $
Billets de financement provisoire par capitaux propres[6]	40 000 000 $	Néant	Néant	25 000 000 $
Billets de financement provisoire[7]	30 000 000 $	Néant	Néant	Néant
Parts de fiducie[8][9][10]	Nombre illimité	36 727 997 $ (9 312 500 parts de fiducie)	63 273 216 $ (12 237 551 parts de fiducie)	105 223 216 $ (15 987 551 parts de fiducie)
Bons de souscription[6]	150 000	150 000 $ (150 000 bons de souscription)	Néant	Néant

Notes

(1) Le 30 septembre 2003, la Société a réglé la facilité bancaire initiale par le biais d'un paiement de 48 113 175 $ à l'ancien prêteur à titre de remboursement du capital en cours et des intérêts courus. Le remboursement a été financé par le biais d'avances de 47,5 millions de dollars consenties à la Fiducie aux termes des conventions de financement provisoire (22,5 millions de dollars et 25,0 millions de dollars sous forme d'avances respectivement aux termes des billets de financement provisoire par capitaux propres et des billets de financement provisoire) et par le biais du fonds de roulement de la Société pour ce qui est du solde. Voir « Évolution générale de l'entreprise » et « Description de la Fiducie – Emprunts de la Fiducie ».

(2) Le 3 octobre 2003, l'emprunt renouvelable à vue a été réglé par le biais d'un remboursement d'environ 2,9 millions de dollars, soit le capital en cours et les intérêts courus. Voir « Renseignements portant sur la Société – Emprunts de la Société ».

(3) Billet à ordre (« billet ») émis le 27 juin 2003 par la Fiducie dans le cadre de l'acquisition de WEI et de la participation de concessionnaire connexe le 1er juin 2003 (voir « Harvest Energy Trust – Évolution générale de l'entreprise »). Le 26 août 2003, la Fiducie a versé 863 973 $ aux fins du règlement du capital et des intérêts courus associés au billet.

(4) Voir « Renseignements portant sur la Société – Emprunts de la Société ».

(5) Voir « Renseignements portant sur la Société – Emprunts de la Société ».

(6) Voir « Description de la Fiducie – Emprunts de la Fiducie ».

(7) Voir « Description de la Fiducie – Emprunts de la Fiducie ».

(8) Voir « Ventes antérieures ».

(9) Aux termes d'un crédit-relais consenti par Caribou à la Fiducie, la Fiducie a émis à Caribou 150 000 bons visant la souscription d'un nombre équivalent de parts de fiducie à 1,00 $ chacune. Ces bons ont été exercés le 23 janvier 2003. Voir « Dirigeants et autres personnes intéressés dans des opérations importantes ».

(10) Les montants ne comprennent pas la levée de l'option d'attribution excédentaire qui, si elle est levée en entier, résulterait en une diminution du montant en cours aux termes de la nouvelle facilité bancaire à 53 362 388 $, en une augmentation du nombre de parts de fiducie de 562 500 à 16 550 051 et en une augmentation du capital découlant de l'émission de parts de fiducie de 6 345 000 $ à 111 568 216 $. Voir « Acquisition des nouvelles propriétés » et « Emploi du produit ».

EMPLOI DU PRODUIT

Le produit net que la Fiducie tirera de la vente des parts de fiducie aux termes des présentes est évalué à 41,950 M$ (48,295M$ si l'option d'attribution excédentaire est levée intégralement), déduction faite de la rémunération de 2,700 M$ (3,105 M$ si l'option d'attribution excédentaire est levée intégralement) payable aux preneurs fermes et des frais du présent placement estimés à 350 000 $. L'acquisition des nouvelles propriété sera financée au moyen du produit net du présent placement et au moyen d'avances prélevées sur la nouvelle facilité bancaire quant à environ 39,150 M$ (32,805 M$ si l'option d'attribution excédentaire est levée intégralement).Si la clôture du présent placement survient après la réalisation de l'acquisition des nouvelles propriétés, l'acquisition des nouvelles propriétés sera financée au moyen d'avances prélevées sur la nouvelle facilité bancaire et la Fiducie prendra des dispositions en vue d'obtenir un financement provisoire supplémentaire et aux termes des conventions de financement provisoire. **La clôture du présent placement aura lieu uniquement si l'acquisition des nouvelles propriétés est réalisée.**

PRINCIPALES INFORMATIONS FINANCIÈRES

Informations financières et annuelles

Le tableau ci-dessous constitue un résumé des principales informations financières consolidées de la Fiducie pour la période allant du 10 juillet 2002 au 31 décembre 2002, le trimestre arrêté au 31 mars 2003 et le trimestre arrêté au 30 juin 2003. Ce tableau doit être lu à la lumière des informations figurant sous la rubrique « Rapport de gestion » ci-après, des états financiers consolidés intermédiaires non vérifiés du trimestre et du semestre arrêtés au 30 juin 2003 et des états financiers consolidés vérifiés figurant dans le présent prospectus. Ces principales informations financières consolidées ne sont pas nécessairement représentatives des résultats d'exploitation ou de la situation financière de la Fiducie à l'avenir.

		2003	
(en milliers de dollars, sauf les montants par part)	**Période allant du 10 juillet 2002 au 31 décembre 2002**	**Trimestre arrêté au 31 mars**	**Trimestre arrêté au 30 juin**
Produits, montant net	18 955	14 738	17 623
Bénéfice net	5 136	3 736	1 180
Bénéfice net par part – de base	3,46	0,36	0,10
Bénéfice net par part – dilué	3,69	0,34	0,10
Total de l'actif	93 729	92 041	120 122
Total du passif	53 723	38 891	61 645
Distributions déclarées par part	0,20	0,60	0,60

RAPPORT DE GESTION

Le présent rapport de gestion sur la situation financière et les résultats d'exploitation de la Fiducie devrait être lu de concert avec les états financiers consolidés intermédiaires non vérifiés du trimestre et du semestre arrêtés au 30 juin 2003 ainsi qu'avec les états financiers consolidés vérifiés paraissant ailleurs dans ce prospectus.

Informations prospectives

Ce qui suit renferme des informations prospectives concernant la Fiducie. Ces informations portent sur des événements et conditions à venir et, à ce titre, font l'objet de risques et d'incertitudes qui pourraient faire en sorte que les résultats réels diffèrent grandement de ceux qui y sont prévus. Les informations et opinions sur les perspectives futures de la Fiducie sont fondées sur les renseignements disponibles au 30 septembre2003. Se reporter à la rubrique intitulée « Mise en garde relative aux énoncés prospectifs ».

Semestre arrêté au 30 juin 2003

Volumes des ventes

La production de la Fiducie est constituée de pétrole de densité moyenne, de pétrole lourd, de liquides de gaz naturel et de gaz naturel provenant de propriétés situées dans le centre-est de l'Alberta. Au cours du trimestre et du semestre arrêtés au 30 juin 2003, les ventes de pétrole et de gaz naturel se sont établies à une moyenne de 9 632 bep/j et 8 734 bep/j, respectivement.

	Trimestre arrêté au 30 juin 2003		Semestre arrêté au 30 juin 2003	
Pétrole de densité moyenne (b/j)	4 232	44 %	3 488	40 %
Pétrole lourd (b/j)	5 139	53 %	5 001	57 %
Total du pétrole (b/j)	9 371	97 %	8 489	97 %
Liquides de gaz naturel (b/j)	67	1 %	65	1 %
Total du pétrole et des liquides de gaz naturel (b/j)	9 438	98 %	8 554	98 %
Gaz naturel (kpi^{3}j)	1 161	2 %	1 077	2 %
Total de l'équivalent de pétrole (6 :1 bep/j)	9 632	100 %	8 734	100 %

Au 30 juin 2003, le taux quotidien de production de la Fiducie avait augmenté et était de 10 556 bep/j, ce qui reflétait l'incidence des activités continues de mise en valeur et d'optimisation ainsi que des acquisitions durant le trimestre. La Fiducie prévoit qu'en raison des acquisitions de propriétés pétrolifères et gazéifères et de la poursuite du programme de mise en valeur et d'optimisation, sa production continuera d'augmenter dans le reste de 2003.

Produits

Dans le trimestre et le semestre arrêtés au 30 juin 2003, les produits, avant les redevances, ont totalisé respectivement 24,6 millions de dollars et 50,9 millions de dollars, ce qui a résulté des prix moyens qui ont été obtenus, soit 28,69 $ et 32,86 $ le baril de pétrole et de liquides de gaz naturel et 5,93 $ et 7,48 $ le kpi^3 de gaz naturel, respectivement. Dans l'ensemble, le programme de couverture de la Fiducie a eu pour conséquence des réductions d'environ 4,34 $ et 7,94 $ par bep produit au cours de ce trimestre et de ce semestre respectivement. La Fiducie prévoit conserver sa stratégie actuelle en matière de couverture et, pour le reste de 2003, elle a couvert quelque 7 500 b/j de sa production à un prix moyen d'environ 33,00 $ CA le baril.

Produits d'exploitation nets

Ce qui suit résume les produits d'exploitation nets de la Fiducie pour les périodes arrêtées au 30 juin 2003 :

	(bep/$)	
	Trimestre arrêté au 30 juin 2003	**Semestre arrêté au 30 juin 2003**
Prix du marché	28,69	32,86
Perte de couverture	4,34	7,94
Prix obtenu	24,35	24,92
Redevances, montant net	3,96	4,12
Frais d'exploitation	7,68	8,66
Produits d'exploitation nets	12,71	12,14

Charges au titre des redevances

La Fiducie a payé des redevances d'un montant net de 3,3 millions de dollars et 6,2 millions de dollars au cours du trimestre et du semestre arrêtés au 30 juin 2003, respectivement, ce qui a correspondu à environ 3,96 $ et 4,12 $ par bep. Le montant net des redevances pour le trimestre a été constitué de 1,9 million de dollars de redevances de propriétaire franc et d'impôts miniers sur les propriétés franches, de 1,4 million de dollars de redevances à la Couronne, de 0,1 million de dollars de redevances dérogatoires brutes et de 0,1 million de dollars de redevances reçues. Le montant net des redevances pour le semestre a compris 4,1 millions de dollars de redevances de propriétaire franc et d'impôts miniers sur les propriétés franches, 2,1 millions de dollars de redevances à la Couronne, 0,2 million de dollars de redevances dérogatoires brutes et 0,2 million de dollars de redevances reçues.

Coûts de production

Pour le trimestre et le semestre arrêtés au 30 juin 2003, les coûts de production de la Fiducie ont été respectivement de 6,6 millions de dollars et 13,4 millions de dollars, soit environ 7,68 $ et 8,66 $ par bep. La Société est l'exploitant de la quasi-totalité des propriétés de la Fiducie. Les coûts de production les plus importants de la Fiducie sont ceux qu'elle engage au titre de l'énergie électrique (60 %) et de l'entretien (15 %). Pour ce qui est du reste de 2003, la Fiducie a couvert quelque 48 % de sa consommation actuelle d'énergie électrique à un prix moyen de 45,10 $ le MWh.

Frais généraux et administratifs

Les frais généraux et administratifs se sont élevés à 0,8 million de dollars, soit 0,92 $ par bep, et à 1,5 million de dollars, soit 0,98 $ par bep, durant le trimestre et le semestre arrêtés au 30 juin 2003, respectivement. Dans ces périodes, des tranches de 0,4 million de dollars et 0,5 million de dollars des frais généraux et administratifs ont été capitalisées relativement aux activités d'acquisition et d'optimisation des gisements.

Intérêts débiteurs et amortissement des frais de financement reportés

Les intérêts débiteurs et les frais de financement reportés se sont élevés à 1,1 million de dollars et 2,2 millions de dollars pour le trimestre et le semestre arrêtés au 30 juin 2003, respectivement. L'amortissement des frais de financement reportés associés aux coûts de garantie des facilités de crédit bancaire s'est élevé respectivement à 0,4 million de dollars et 0,8 million de dollars pour le trimestre et le semestre à l'étude. Les frais de financement reportés seront amortis selon la méthode linéaire sur la durée de la facilité de crédit bancaire concernée.

Épuisement, amortissement et frais futurs de restauration des lieux

La provision pour l'épuisement, l'amortissement et les frais futurs de restauration des lieux a totalisé 7,8 millions de dollars et 13,5 millions de dollars pour le trimestre et le semestre arrêtés au 30 juin 2003, respectivement, et a été constituée de 6,9 millions de dollars et 12,1 millions de dollars au titre de l'épuisement et de l'amortissement des propriétés pétrolifères et gazéifères, d'environ 26 000 $ et 50 000 $ aux fins de l'amortissement du mobilier de bureau et du matériel et de 0,8 million de dollars et 1,4 million de dollars eu égard aux frais futurs d'abandon et de restauration des lieux. Les taux d'épuisement des propriétés pétrolifères et gazéifères ont été respectivement

d'environ 8,09 $ et 7,84 $ par bep et ont été fondés sur les coûts des propriétés pétrolifères et gazéifères qui ont été acquises, sur les dépenses en immobilisations qui ont été engagées et sur les frais généraux et administratifs qui ont été capitalisés. Les taux de 0,95 $ et de 0,89 $ par bep qui ont servi à établir la provision pour les frais futurs de restauration des lieux ont été établis d'après le montant final des frais futurs qu'ont estimé la direction et un tiers indépendant, à savoir 18,8 millions de dollars. L'amortissement du mobilier de bureau et du matériel a été calculé selon la méthode linéaire et à des taux variant de 10 % à 33 %.

Impôts sur les bénéfices

Pour le trimestre et le semestre arrêtés au 30 juin 2003, les impôts sur les bénéfices ont compris respectivement quelque 32 000 $ et 52 000 $ au titre de l'impôt des grandes sociétés et 1,2 million de dollars et 0,2 million de dollars d'impôts sur les bénéfices futurs. Hormis l'impôt des grandes sociétés, ni la Fiducie, ni sa filiale en exploitation ne devraient avoir à verser d'impôts en 2003.

Flux de trésorerie et bénéfice

Pour le trimestre et le semestre arrêtés au 30 juin 2003, les flux de trésorerie liés à l'exploitation consolidés ont totalisé 9,5 millions de dollars et 16,0 millions de dollars, et le bénéfice net consolidé s'est situé à 1,2 million de dollars et 4,9 millions de dollars, respectivement.

La Fiducie calcule et présente les flux de trésorerie liés à l'exploitation par part de fiducie puisqu'il s'agit d'une mesure du rendement financier qu'utilisent couramment certains analystes et investisseurs pour comparer des sociétés productrices de pétrole et de gaz naturel. Cependant, cette mesure n'est pas définie par les principes comptables généralement reconnus du Canada (les « PCGR »). Elle ne doit donc pas être analysée de manière isolée et ne peut remplacer d'autres mesures traditionnelles relevant des PCGR. La mesure des flux de trésorerie liés à l'exploitation que présente la Fiducie n'est pas nécessairement comparable à celles employées par d'autres entreprises ou fiducies, et ce, mêmes si celles-ci utilisent la même expression.

Les chiffres correspondants par part de fiducie et par bep sont les suivants :

	Trimestre arrêté au 30 juin 2003			Semestre arrêté au 30 juin 2003		
	Par part de fiducie			Par part de fiducie		
	De base	Dilué	Par bep	De base	Dilué	Par bep
Flux de trésorerie liés à l'exploitation	0,84 $	0,82 $	11,12 $	1,47 $	1,45 $	10,36 $
Bénéfice net	0,10 $	0,08 $	1,37 $	0,45 $	0,44 $	3,18 $

Dépenses en immobilisations

Durant le trimestre et le semestre arrêtés au 30 juin 2003, les dépenses en immobilisations ont totalisé respectivement 32,5 millions de dollars et 38,4 millions de dollars et ont été engagées essentiellement aux fins de l'acquisition de propriétés pétrolifères et gazéifères productives dans l'est de l'Alberta, propriétés qui ont étayé les activités de la Fiducie et enrichi sa production.

Le programme continu d'optimisation des propriétés acquises par la Fiducie a été élargi afin qu'il englobe également les nouveaux gisements des propriétés acquises dans le deuxième trimestre de 2003. Malgré les dépenses supplémentaires, il est toujours prévu que ce programme sera parachevé en quasi-totalité au cours du troisième trimestre de 2003 et que ses coûts estimatifs se chiffreront à 14,5 millions de dollars.

Structure du capital et ressources financières

Au 30 juin 2003, l'emprunt remboursable à vue s'établissait à quelque 45,6 millions de dollars et les frais de financement reportés non amortis étaient de 1,4 million de dollars, comparativement à 45,3 millions de dollars et 2,2 millions de dollars, respectivement, au 31 décembre 2002. Une tranche importante de l'emprunt remboursable à

vue est libellée en dollars américains, ce qui, en raison de taux de change favorables, a donné lieu à des gains de change non réalisés de 1,0 million de dollars et 3,5 millions de dollars au cours du trimestre et du semestre arrêtés au 30 juin 2003, respectivement.

Au 30 juin 2003, le solde du fonds de roulement se situait à 6,5 millions de dollars, exclusion faite de l'emprunt remboursable à vue et du billet à ordre à payer, contre 10,6 millions de dollars au 31 décembre 2002. L'écart de 4,2 millions de dollars a découlé essentiellement des frais engagés dans le cadre du programme d'optimisation de la Fiducie.

Le 17 juillet 2003, la Société a conclu une lettre d'entente avec le prêteur de la nouvelle facilité bancaire relativement à la nouvelle facilité bancaire que lui a consentie un consortium composé de deux banques à charte canadiennes et de succursales du Alberta Treasury et le 29 juillet 2003, la Fiducie a conclu une convention de financement provisoire par capitaux propres. Se reporter aussi aux rubriques intitulées « Renseignements portant sur la Société – Emprunts de la Société » et « Description de la Fiducie – Emprunts de la Fiducie » pour des renseignements sur les événements récents relatifs à la structure du capital et aux ressources financières.

Distributions

Dans la première moitié de 2003, la Fiducie a versé des distributions de 0,20 $ par mois. Du montant des distributions déclarées et versées au cours de ces six mois, une tranche d'environ 32 % a été réinvestie par les porteurs de parts par voie du régime de réinvestissement des distributions de la Fiducie. Ainsi, le montant net des distributions en espèces qui ont été versées dans ce semestre a été de 8,3 millions de dollars. La Fiducie s'attend que 45 % des distributions de 2003 soient imposables et que 55 % constituent un remboursement de capital aux porteurs de parts. De nouvelles acquisitions de propriétés pétrolifères et gazéifères pourraient modifier le pourcentage des distributions assujetties à l'impôt.

Période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002

Production et volumes des ventes

La production de la Fiducie est constituée de pétrole de densité moyenne, de pétrole lourd, de liquides de gaz naturel et de gaz naturel provenant de propriétés situées dans l'est de l'Alberta. En 2002, les ventes de pétrole et de gaz naturel se sont établies à une moyenne de 4 307 bep/j. Le tableau ci-dessous donne le détail des volumes des ventes moyens pour les 175 jours d'exploitation de la Fiducie en 2002 :

Volumes des ventes en 2002			**(%)**
Pétrole de densité moyenne	2 718	b/j	63
Pétrole lourd	1 463	b/j	34
Total du pétrole	4 181	b/j	97
Liquides de gaz naturel	22	b/j	1
Total du pétrole et des liquides	4 203	b/j	98
Gaz naturel	624	kpi^3/j	2
Total de l'équivalent de pétrole	4 307	bep/j	100

Les propriétés acquises le 10 juillet 2002 (zone Thompson Lake) et le 15 novembre 2002 (zone Hayter/Provost) ont produit quelque 2 785 bep/j et 1 522 bep/j, respectivement. Dans les 46 derniers jours de 2002, la production moyenne des propriétés pétrolifères et gazéifères de Hayter/Provost a été de 5 791 bep/j. À la fin de l'exercice 2002, la production de la Fiducie totalisait 8 610 bep/j, soit 5 795 b/j de pétrole lourd, 2 600 b/j de pétrole de densité moyenne, 19 b/j de liquides de gaz naturel et 1 177 kpi^3/j de gaz naturel.

Prix des marchandises

La Fiducie a obtenu un prix de vente moyen de 30,13 $ le bep au cours de l'exercice 2002. Compte tenu de l'incidence des pertes de couverture du pétrole de 1,0 million de dollars, ce prix a été de 28,79 $ le bep. Le tableau suivant indique la moyenne des prix au gisement que la Fiducie a touchés en 2002 pour chacun de ses produits :

Moyenne des prix de vente au gisement en 2002		
Pétrole lourd	22,63	$/b
Pétrole de densité moyenne	34,21	$/b
Total du pétrole	30,16	$/b
Liquides de gaz naturel	37,64	$/b
Total du pétrole et des liquides	30,20	$/b
Gaz naturel	4,54	$/kpi^3
Équivalent de pétrole	30,14	$/bep

La majeure partie de la production de pétrole lourd de la Fiducie a résulté de l'acquisition des propriétés de Hayter/Provost le 15 novembre 2002. Concurremment à cette opération, la Fiducie a conclu un contrat portant sur la vente de pétrole lourd à compter de la date d'acquisition des propriétés jusqu'au 31 décembre 2003. Le volume visé par cette entente, soit 6 000 b/j, est constitué d'environ 5 000 b/j de pétrole lourd et 1 000 b/j de condensats. Le prix que touche la Fiducie est fondé sur un tunnel sur le prix du WTI moins un écart fixe de 8,233 $ US le baril. Le prix plafond de ce tunnel est de 25,477 $ US le baril, et son prix plancher est de 22,633 $ US le baril. Dans les faits, ce contrat restreint les conséquences que pourraient avoir les fluctuations des prix du pétrole et de l'écart du pétrole lourd sur le plan commercial de la Fiducie.

La Fiducie a conclu des couvertures matérielles à l'égard d'une partie de sa production de pétrole de densité moyenne. Au cours de la période allant de septembre 2002 au 31 décembre 2002, elle a touché un prix de 39,31 $ le baril sur 1 200 b/j et a également vendu 500 b/j aux termes d'un tunnel comportant un prix plancher de 36,50 $ le baril et un prix plafond de 41,67 $ le baril. La Fiducie a également conclu plusieurs couvertures financières pour 2003, 2004 et 2005. Ses couvertures sont décrites en détail dans la note traitant des instruments financiers et afférente aux états financiers consolidés vérifiés paraissant ailleurs dans ce prospectus.

Le conseil d'administration de la Société examine et approuve une politique de gestion des risques qui donne à la direction des directives concernant les ententes de couverture. De plus, le conseil d'administration passe en revue et approuve les couvertures que négocie l'équipe de direction. Conformément à sa politique de gestion des risques, la Fiducie a conclu des couvertures avec diverses contreparties solvables afin d'atténuer le risque inhérent à l'incapacité des contreparties d'honorer leurs engagements contractuels.

La Fiducie conclut des ententes de couverture afin de s'assurer que les prix qu'elle obtient pour la production provenant de réserves productives prouvées lui procureront suffisamment de flux de trésorerie pour qu'elle puisse verser ses distributions mensuelles aux porteurs de parts et financer ses programmes d'investissement et d'acquisition dans le cadre de son plan commercial, lequel suppose la continuité de son exploitation. Dans l'ensemble, la Fiducie s'est assurée que les prix qu'elle touchera en 2003 à l'égard de 7 600 b/j de sa production généreront des flux de trésorerie qui lui permettront de verser des distributions de 0,20 $ par mois et qui l'aideront à financer son programme d'investissement.

Produits

En 2002, les produits, avant les redevances, ont totalisé 21,8 millions de dollars et ont résulté de la composition des ventes indiquée ci-après :

Produit	(en milliers de dollars)	(en %)
Pétrole lourd	5 791	27
Pétrole de densité moyenne	16 277	75
Liquides de gaz naturel	144	1
Gaz naturel	496	2
Produits tirés de la production	22 708	105
Couvertures	(1 009)	(5)
Total	21 699	100

Charges au titre des redevances

La Fiducie a payé des redevances de 2,9 millions de dollars en 2002, soit quelque 3,80 $ par bep. Le tableau ci-dessous en donne le détail :

Produit	À la Couronne	Autres qu'à la Couronne	Total	% des produits tirés de la production
	Charges au titre des redevances (en milliers de dollars)			
Pétrole lourd	358	841	1 199	21
Pétrole de densité moyenne	746	807	1 553	10
Liquides de gaz naturel	19	1	20	14
Gaz naturel	77	15	92	19
Total	1 200	1 664	2 864	13

Les redevances associées à la production de 2002 n'ont pas été admissibles au CIAR puisque cette production a été acquise auprès de sociétés qui avaient déjà obtenu le montant maximal du CIAR. Cependant, toute redevance à la Couronne résultant de la production des puits forés par la Fiducie sera admissible au CIAR.

Frais d'exploitation

Pour 2002, les frais d'exploitation de la Fiducie ont été de 6,4 millions de dollars, ou 8,49 $ par bep. La Fiducie est l'exploitant de toutes ses grandes propriétés. Elle considère qu'il est important d'exploiter elle-même ses propriétés puisque cela lui permet de s'assurer que ses meilleures méthodes sont appliquées aux activités d'exploitation, et ce, dans l'optique de réduire au minimum les coûts et d'optimiser la production et le taux de récupération des réserves.

Les coûts de l'énergie électrique (49 %), de l'entretien (17 %) et de la main-d'œuvre (8 %) constituent la majeure partie des coûts d'exploitation de la Fiducie. Dans le passé, la consommation nette d'énergie électrique au gisement a été d'environ 18 MW. Compte tenu de l'incidence de l'acquisition de la propriété Killarney en avril 2003, la consommation d'énergie électrique augmentera en 2003, pour s'établir à environ 24 MW. En 2002, la Fiducie a conclu des contrats visant l'achat, en 2003, de 5 MW d'énergie électrique au prix de 46,30 $ le MWh. Au début de 2003, la Fiducie a également conclu un contrat afin de fixer, pour 2004, à 46,00 $ le MWh le prix de 5 autres MW. En outre, la Fiducie a convenu d'acheter 9,75 MW à 44,50 $ le MWh au cours de la période allant du 1er avril 2003 au 31 mars 2006.

En raison du stade de maturité des propriétés pétrolifères et gazéifères de la Fiducie et du fait que la direction entend réduire le taux de leur baisse de production et accroître la récupération des hydrocarbures qu'elles recèlent, les frais d'entretien continueront de représenter une partie importante des coûts d'exploitation. Cependant, la Fiducie est d'avis qu'avec une attention soutenue et quotidienne et une saine planification, elle saura bien les gérer.

Ses 26 employés sur le terrain assurent l'exploitation de ses puits. Ces employés reçoivent une rémunération comparable à celle offerte dans le secteur et, pour mieux les motiver, ils ont droit à des primes fondées sur le rendement de la Fiducie et leur propre rendement. La direction est d'avis qu'avoir ses propres employés sur le terrain au lieu de faire appel à des entrepreneurs externes joue un rôle de premier plan dans la réalisation fructueuse de son plan commercial.

Produits d'exploitation nets

En 2002, la marge d'exploitation de la Fiducie a été de 12,6 millions de dollars, ou 16,66 $ par bep. Ce qui suit résume ses produits d'exploitation nets :

	En milliers de dollars	$/bep	% des produits
Produits tirés de la production	22 708	30,13	104
Pertes de couverture	(1 009)	(1,34)	(5)
Produits tirés des redevances	120	0,16	1
Redevances	(2 864)	(3,80)	(13)
Frais d'exploitation	(6 396)	(8,49)	(29)
Produits d'exploitation nets	12 559	16,66	58

Frais généraux et administratifs

Les frais généraux et administratifs se sont élevés à 0,8 million de dollars, ou 1,00 $ par bep, en 2002. De ce montant, une tranche de 0,6 million de dollars, ou 0,77 $ par bep, a été imputée aux résultats. Conformément à la stratégie de continuité de l'exploitation de la Fiducie et contrairement à d'autres fiducies traditionnelles du secteur de l'énergie, une partie de ses frais généraux et administratifs est liée à ses activités de mise en valeur de propriétés pétrolifères et gazéifères. C'est pourquoi des frais généraux et administratifs de 0,2 million de dollars, ou 0,23 $ par bep, ont été capitalisés.

Intérêts débiteurs et amortissement des frais de financement reportés

Les intérêts débiteurs se sont élevés à 2,0 millions de dollars et les frais de financement reportés amortis associés aux coûts de garantie des facilités de crédit bancaire ont totalisé 0,6 million de dollars. En 2002, la Fiducie a engagé 0,8 million de dollars d'intérêts débiteurs sur la dette bancaire qui a servi à financer une partie des acquisitions de propriétés pétrolifères et gazéifères et à lui procurer du fonds de roulement. La Fiducie a également payé 1,2 million de dollars d'intérêts sur un crédit-relais et sur une débenture qui l'ont aidée à démarrer ses activités. Le crédit-relais et la débenture ont été remboursés le 5 décembre 2002, date à laquelle la Fiducie a mené à terme son premier appel public à l'épargne.

Le 31 décembre 2002, la dette bancaire s'élevait à 45,7 millions de dollars et les frais de financement reportés non amortis s'établissaient à 2,2 millions de dollars. Les frais de financement reportés seront amortis selon la méthode linéaire sur la durée de la facilité de crédit bancaire concernée.

Épuisement, amortissement et frais futurs de restauration des lieux

En 2002, la provision pour l'épuisement, l'amortissement et les frais futurs de restauration des lieux a totalisé 5,7 millions de dollars. Ce montant a compris 5,1 millions de dollars au titre de l'épuisement et de l'amortissement des propriétés pétrolifères et gazéifères, 32 000 $ aux fins de l'amortissement du mobilier de bureau et du matériel et 0,5 million de dollars eu égard aux frais futurs d'abandon et de restauration des lieux. Le taux d'épuisement et d'amortissement des propriétés pétrolifères et gazéifères a été de 6,77 $ par bep et a été fondé sur les coûts d'acquisition des propriétés pétrolifères et gazéifères. Le taux de 0,72 $ par bep qui a servi à déterminer le montant de la provision pour les frais futurs de restauration des lieux a été établi d'après le montant final des frais futurs qu'ont estimé la direction et un tiers indépendant, à savoir 9,2 millions de dollars. L'amortissement du mobilier de bureau et du matériel a été calculé selon la méthode linéaire et à des taux variant de 20 % à 33 %.

Impôts sur les bénéfices

Pour 2002, les impôts sur les bénéfices ont été constitués de 47 000 $ au titre de l'impôt des grandes sociétés et d'un recouvrement d'impôts futurs de 1,3 million de dollars, ce qui a résulté de la consolidation des résultats de la Fiducie et de ceux de la Société.

À la fin de 2002, la Société disposait de catégories de biens de 32 millions de dollars pouvant être utilisés pour réduire son bénéfice d'exercices à venir. Ces catégories comprenaient 6,3 millions de dollars de frais à l'égard de biens canadiens relatifs au pétrole et au gaz (« FBCPG »), 0,2 million de dollars de frais d'aménagement au Canada, 0,3 million de dollars de frais d'exploration au Canada, 21,7 millions de dollars de coûts de biens corporels non déduits, 2,2 millions de dollars de frais de financement reportés et 1,3 million de dollars de reports prospectifs de pertes autres qu'en capital. De même, la Fiducie avait des catégories de biens totalisant 63 millions de dollars, soit 48,3 millions de dollars de FBCPG, 2,7 millions de dollars de frais d'émission de parts de fiducie et 12,0 millions de dollars de pertes fiscales.

Flux de trésorerie et bénéfice

En 2002, les flux de trésorerie et le bénéfice net consolidés ont été de 9,5 millions de dollars (12,61 $ par bep) et de 5,1 millions de dollars (6,81 $ par bep), respectivement. Les montants correspondants par part de fiducie ont été de 6,83 $ (6,43 $ après dilution) et 3,69 $ (3,46 $ après dilution), respectivement, ce qui est largement supérieur à ceux

qui seront inscrits en 2003 puisque la quasi-totalité des parts de fiducie ont été en circulation pendant seulement 26 jours en 2002.

Dépenses en immobilisations

Pour l'exercice 2002, les dépenses en immobilisations ont totalisé 76,9 millions de dollars. Les acquisitions de propriétés pétrolifères et gazéifères, au coût de 76,2 millions de dollars, ont représenté la majeure partie de ces dépenses. Le tableau ci-dessous renferme des renseignements détaillés sur les acquisitions de propriétés réalisées au cours de l'exercice.

Acquisitions

				Coût par bep	
Zone	**Date de conclusion**	**Production acquise (bep/j)**	**Prix d'acquisition (en milliers de dollars)**	**Réserves établies ($/bep)**	**Production à la conclusion ($/bep/j)**
Thompson Lake	Juillet et octobre 2002	2 754	27 185	5,85	9 871
Hayter	Le 15 novembre 2002	5 752	48 968	6,57	8 513
Total des acquisitions de propriétés		8 506	76 153	6,30	8 953

Risques commerciaux

La Fiducie entend réaliser son plan commercial de façon à créer de la valeur pour les porteurs de parts par voie du versement de distributions mensuelles stables et du maintien de la valeur liquidative par part de fiducie. Au moment de la planification de la mise en œuvre de ce plan, il a été établi que les éléments suivants constituaient des risques et, dans certains cas, des occasions propres aux activités de la Fiducie :

1. Le risque opérationnel lié à la production de pétrole et de gaz naturel;

2. Le risque inhérent aux réserves et concernant le volume des réserves récupérables;

3. Le risque lié aux prix des marchandises puisque les prix du pétrole et du gaz naturel fluctuent en raison des forces du marché;

4. Les risques financiers, tels ceux découlant des variations des taux de change entre les dollars canadien et américain, des taux d'intérêt et des obligations en matière de service de la dette;

5. Les risques associés à l'environnement et à la sécurité que posent les puits et les installations de production; et

6. Les risques inhérents à l'évolution des politiques gouvernementales, dont les modifications des lois sur les redevances et l'impôt et des programmes d'encouragement destinés au secteur pétrolier et gazier.

Sensibilités et perspectives

Les marchés du pétrole brut sont demeurés volatils au cours du premier trimestre de 2003, et il semble qu'ils s'affaibliront pendant le reste de l'exercice. Pour atténuer le risque auquel l'exposent la contraction des prix du pétrole et la volatilité des écarts entre le pétrole léger et le pétrole lourd, la Fiducie a élaboré un programme exhaustif de gestion des risques. Quelque 80 % de ses ventes de pétrole brut en 2003 ont été couverts, et ce, à des prix variant de 23,50 $ US à 28,08 $ US le baril. Ces couvertures permettent à la Fiducie d'estimer ses produits à court terme avec un degré élevé de certitude.

Le tableau ci-dessous indique l'incidence des variations de facteurs variables clés sur les flux de trésorerie et les distributions de la Fiducie :

	WTI (Prix/b)	Écart au titre de la qualité du pétrole	Production de pétrole brut	Taux préférentiel bancaire aux États-Unis	Taux de change $ CA/$ US
Hypothèse	28,40 $ US	Divers	9 100 b/j	4,25 %	0,67 $
Variation	1,00 $ US	1,00 $ US	100 b/j	1 %	0,01 $
Flux de trésorerie (en milliers de dollars)	159 $	1 520 $	602 $	381 $	1 252 $
Flux de trésorerie par part de fiducie	0,01 $	0,13 $	0,05 $	0,04 $	0,11 $

VARIATION DU COURS ET VOLUME DE NÉGOCIATION

Les parts de fiducie sont inscrites et affichées à des fins de négociation à la TSX sous le symbole boursier « HTE.UN » depuis le 5 décembre 2002. Le tableau qui suit présente les cours extrêmes intrajournaliers et le volume de négociation des parts de fiducie affichés par la TSX pour les périodes indiquées.

Période	Haut	Bas	Volume
2002			
Décembre (du 5 au 31)	9,50	8,25	561 757
2003			
Janvier	11,00	9,45	396 022
Février	10,95	10,38	185 001
Mars	11,75	9,90	310 856
Avril	10,40	9,82	442 838
Mai	10,50	9,80	319 726
Juin	10,25	9,55	1 032 762
Juillet	10,85	9,82	551 893
Août	12,65	10,80	643 984
Septembre	12,75	11,65	687 675
Octobre (jusqu'au 6)	12,25	12,00	101 653

Note

(1) Le 6 octobre 2003, soit le dernier jour où des parts de fiducie ont été négociées avant la date du présent prospectus, le cours de clôture des parts de fiducie s'est établi à 12,16 $ à la TSX.

VENTES ANTÉRIEURES

Le 10 juillet 2002, la Fiducie a émis 100 parts de fiducie au constituant initial de la Fiducie en contrepartie de la somme de 100 $ afin de faciliter son organisation.

Le 5 décembre 2002, 3 750 000 parts de fiducie ont été émises au prix de 8,00 $ chacune au moment de la clôture du premier appel public à l'épargne et 5 000 000 de parts de fiducie ont été émises au prix de 1,00 $ chacune au moment du règlement d'une débenture dont le capital s'élevait à 5 000 000 $, qui avait été émise par la Fiducie en faveur de 990148 Alberta Ltd. (voir « Dirigeants et autres personnes intéressés dans des opérations importantes »). Le 17 décembre 2002, 562 500 parts de fiducie ont été émises au prix de 8,00 $ chacune au moment de la levée d'une option d'attribution excédentaire qui avait été octroyée aux preneurs fermes dans le cadre du premier appel public à l'épargne.

Le 24 janvier 2003, 150 000 parts de fiducie ont été émises à Caribou au prix de 1,00 $ chacune au moment de la levée des bons de souscription de parts de fiducie en circulation qui avaient été émis par la Fiducie à Caribou à titre de commission d'engagement à l'égard des crédits-relais consentis par Caribou (voir « Dirigeants et autres personnes intéressés dans des opérations importantes »).

Le 7 mars 2003, 1 500 000 bons de souscription spéciaux ont été exercés contre des parts de fiducie. Les bons de souscription de parts de fiducie spéciaux ont été émis le 4 février 2003, déduction faite de la rémunération des preneurs fermes correspondant à 5 % et des frais d'émission d'environ 550 000 $.

Le 27 mai 2003, la Fiducie a émis 200 000 parts de fiducie au prix de 10,50 $ chacune, en contrepartie de l'achat d'une propriété productrice de pétrole brut. Le 27 juin 2003, la Fiducie a émis 625 000 parts de fiducie au prix de 10,00 $ chacune, à titre de contrepartie partielle de l'achat de la totalité des actions ordinaires de WEI et d'une participation de 99 % au bénéfice net de certaines propriétés productrices de pétrole et de gaz naturel détenues par WEI.

Le tableau qui suit indique les parts de fiducie émises aux termes du régime de réinvestissement :

Mois de distribution	Date de clôture des registres	Date de versement	Parts de fiducie émises aux termes du régime de réinvestissement	Montant
Janvier	31 janvier 2003	17 février 2003	79 208	794 650 $
Février	28 février 2003	17 mars 2003	73 230	780 223
Mars	31 mars 2003	15 avril 2003	96 019	907 805
Avril	30 avril 2003	15 mai 2003	98 535	925 662
Mai	31 mai 2003	16 juin 2003	103 059	990 697
Juin	30 juin 2003	15 juillet 2003	104 425	989 718
Juillet	31 juillet 2003	15 août 2003	92 818	989 612
Août	31 août 2003	15 septembre 2003	88 095	1 007 285
Au 15 septembre 2003			735 389	7 385 652 $

DISTRIBUTIONS EN ESPÈCES

Le tableau qui suit indique le montant par part de fiducie des distributions en espèces mensuelles versées par la Fiducie depuis la réalisation du premier appel public à l'épargne.

2003	Distribution par part de fiducie
Janvier[1]	0,20 $
Février	0,20 $
Mars	0,20 $
Avril	0,20 $
Mai	0,20 $
Juin	0,20 $
Juillet	0,20 $
Août	0,20 $
Septembre[2]	0,20 $

Notes

(1) Cette distribution était la première distribution en espèces versée par la Fiducie après la réalisation du premier appel public à l'épargne.

(2) La Fiducie a annoncé le 16 septembre 2003 que la prochaine distribution en espèces mensuelle de 0,20 $ par part de fiducie sera versée le 15 octobre 2003 aux porteurs de parts inscrits le 30 septembre 2003.

Les porteurs de parts inscrits à une date de clôture des registres pourront recevoir les distributions en espèces mensuelles des espèces à distribuer qui deviendront payables le 15e jour suivant cette date et, si cette date de versement n'est pas un jour ouvrable, le jour ouvrable suivant le 15e jour suivant la date de clôture des registres en question.

TITRES ENTIERCÉS

Relativement à la réalisation du premier appel public à l'épargne, certains membres du groupe de la direction détenant des débentures de 990148 Alberta Ltd. d'un capital global de 4 777 500 $ (qui ont été réglées au moyen de 4 777 500 parts de fiducie qui, au 30 septembre 2003, représentaient environ 38,4 % des parts de fiducie en circulation, soit environ 30,3 % compte tenu du présent placement et avant la levée de l'option d'attribution excédentaire) ont signé un engagement en faveur des preneurs fermes du premier appel public à l'épargne aux termes duquel ils s'engageaient à ne pas placer ni vendre, ni convenir de placer ou de vendre, ni conclure un arrangement en vue de placer ou de vendre des parts de fiducie ou d'autres titres de la Fiducie ou de la Société ou des titres convertibles en titres de la Fiducie ou de la Société, échangeables contre de tels titres ou pouvant être levés ou exercés de quelque autre manière afin d'acheter de tels titres, alors détenus par ces porteurs ou par leur conjoint ou conjointe, directement ou indirectement, à quelque moment que ce soit jusqu'au 28 novembre 2004. Voir « Dirigeants et autres personnes intéressés dans des opérations importantes ».

MODE DE PLACEMENT

Conformément à la convention de prise ferme, la Fiducie a convenu d'émettre et de vendre aux preneurs fermes et les preneurs fermes ont individuellement convenu d'acheter, le 16 octobre 2003, ou à une autre date dont les parties à la convention de prise ferme pourraient convenir, un nombre total de 3 750 000 parts de fiducie. Les parts de fiducie seront remises à la condition que les preneurs fermes versent à la Fiducie, à la clôture, 12,00 $ par part de fiducie. La convention de prise ferme prévoit que la Fiducie versera aux preneurs fermes une rémunération de 0,72 $ par part de fiducie émise et vendue par la Fiducie, soit une rémunération totale de 2,7 M$ payable par la Fiducie en contrepartie des services que les preneurs fermes auront fournis dans le cadre du présent placement. Les modalités du placement ont été établies par voie de négociation entre la Société, pour le compte de la Fiducie, et Financière Banque Nationale Inc. pour son propre compte et celui des autres preneurs fermes.

La Fiducie a octroyé aux preneurs fermes l'option d'attribution excédentaire qui permet à ceux-ci d'acheter un nombre maximal de 562 500 parts de fiducie supplémentaires au prix d'émission et qui peut être levée, en totalité ou en partie, pendant la période de 30 jours suivant la date de clôture du présent placement, afin de couvrir les attributions excédentaires, s'il y a lieu, et à des fins de stabilisation du marché. La Fiducie versera aux preneurs fermes une rémunération de 0,72 $ par part de fiducie émise aux termes de l'option d'attribution excédentaire. Si l'option d'attribution excédentaire est levée intégralement, le prix d'émission, la rémunération des preneurs fermes et le produit net pour la Fiducie, sans tenir compte des frais d'émission, totaliseront respectivement 51,750 M$, 3,105 M$ et 48,645 M$.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et les preneurs fermes peuvent y mettre fin, à leur discrétion, si certaines conditions se réalisent. Entre autres, le placement n'aura lieu que si l'acquisition des nouvelles propriétés est réalisée. Si un preneur ferme n'achète pas les parts de fiducie qu'il a convenu d'acheter, les autres preneurs fermes pourront, sans y être tenus, acheter ces parts de fiducie. Toutefois, les preneurs fermes sont tenus de prendre en livraison et de payer la totalité des parts de fiducie si au moins l'une d'entre elles est achetée conformément à la convention de prise ferme. La convention de prise ferme prévoit également que la Fiducie et la Société indemniseront les preneurs fermes et leurs administrateurs, les membres de leur direction, leurs mandataires, leurs actionnaires et leurs employés de certaines responsabilités et de certains frais.

Les preneurs fermes ont informé la Fiducie que, relativement au présent placement, ils peuvent faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un niveau autre que celui qui serait par ailleurs formé sur le marché libre. Ces opérations, si elles sont commencées, seront effectuées conformément aux lois sur les valeurs mobilières applicables et pourront être interrompues à tout moment.

La TSX a approuvé l'inscription à sa cote des parts de fiducie qui font l'objet du présent prospectus, à la condition que la Fiducie remplisse toutes ses exigences en matière d'inscription au plus tard le 5 janvier 2004.

Les parts de fiducie n'ont pas été et ne seront pas inscrites en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « loi sur les valeurs mobilières américaine ») et ne peuvent être placées ou vendues aux États-Unis, sauf dans le cadre de certaines opérations dispensées des exigences d'inscription de la loi sur les valeurs

mobilières américaine et des lois sur les valeurs mobilières applicables des États. Chacun des preneurs fermes a convenu de ne pas placer, vendre ou remettre de parts de fiducie aux États-Unis, sauf conformément à la règle 144A adoptée en vertu de la loi sur les valeurs mobilières américaine.

En outre, jusqu'à l'expiration de la période de 40 jours suivant le début du présent placement, le courtier (qu'il participe ou non au présent placement) qui place ou vend des parts de fiducie aux États-Unis pourrait violer les exigences d'inscription de la loi sur les valeurs mobilières américaine s'il ne se conforme pas à la règle 144A adoptée en vertu de la loi sur les valeurs mobilières américaine.

PORTEURS DE PARTS PRINCIPAUX

À la connaissance des administrateurs et des membres de la direction de la Société, il n'y a qu'une seule personne qui est propriétaire, directement ou indirectement, de parts de fiducie comportant plus de 10 % des droits de vote rattachés à la totalité des parts de fiducie émises et en circulation, ou qui exerce une emprise sur de telles parts de fiducie, comme il est indiqué ci-dessous :

		Nombre de parts de fiducie détenues en propriété		Pourcentage de parts de fiducie	
Nom et adresse de l'actionnaire	Type de propriété	Sans tenir compte du placement	Compte tenu du placement	Sans tenir compte du placement	Compte tenu du placement
M. Bruce Chernoff	Direct et véritable	4 934 406[1]	4 934 406[2]	39,4 %	30,3 %[2]

Notes

(1) Y compris les parts de fiducie détenues par Caribou, société contrôlée par M. Chernoff et les parts de fiducie détenues dans les comptes REEE au profit des enfants de M. Chernoff.

(2) En présumant qu'aucune partie de l'option d'attribution excédentaire n'est levée.

CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Burnet, Duckworth & Palmer LLP, conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon s.r.l., conseillers juridiques des preneurs fermes (collectivement, les « conseillers juridiques »), le texte qui suit constitue un résumé juste et adéquat des principales conséquences fiscales fédérales canadiennes applicables aux acquéreurs de parts de fiducie émises aux termes des présentes. Le présent résumé ne s'applique qu'aux personnes qui, aux fins de la Loi de l'impôt et à tous les moments pertinents, sont ou sont réputés être résidents du Canada, détiendront les parts de fiducie à titre d'immobilisations et n'auront aucun lien de dépendance avec la Fiducie et les preneurs fermes. Le présent résumé ne s'applique pas aux « institutions financières » qui sont assujetties aux dispositions relatives à l'évaluation à la valeur du marché de la Loi de l'impôt, ni aux personnes pour lesquelles un placement dans des parts de fiducie constituerait un « abri fiscal » ou un « abri fiscal déterminé ». En général, les parts de fiducie seront considérées comme étant détenues à titre d'immobilisations, à moins que le porteur de parts ne soit un négociant ou un courtier en valeurs mobilières ou qu'il n'exerce une entreprise considérée comme un risque de caractère commercial à l'égard des parts de fiducie. Les parts de fiducie de certains porteurs de parts, autres que les négociants ou les courtiers en valeurs mobilières, qui pourraient ne pas être admissibles à titre d'immobilisations pourraient le devenir si leurs porteurs font le choix à vie relatif à la disposition de titres canadiens. Les porteurs de parts qui veulent faire ce choix devraient consulter leur fiscaliste.

Le présent résumé est fondé sur les dispositions de la Loi de l'impôt et du Règlement de l'impôt sur le revenu (le « règlement »), sur toutes les propositions expresses visant à modifier la Loi de l'impôt et le règlement qui ont été annoncées publiquement avant la date des présentes et sur l'interprétation que donnent les conseillers juridiques aux pratiques et aux politiques administratives actuelles de l'Agence des douanes et du revenu du Canada (« Revenu Canada »). Sauf indication contraire dans les présentes, le présent résumé ne tient pas compte de modifications proposées ou éventuelles de la législation, que ce soit par voie judiciaire ou législative, et ne tient pas compte des lois fiscales des provinces canadiennes ni des lois fiscales étrangères.

Le présent résumé, de nature générale seulement, n'est pas destiné à constituer un avis fiscal à l'intention des acquéreurs éventuels de parts de fiducie. Les conséquences fiscales pour un porteur donné dépendront de la

situation particulière de celui-ci, les acquéreurs éventuels sont donc priés de consulter leur fiscaliste à ce sujet.

Régime fiscal de la Fiducie

Harvest a confirmé que la Fiducie satisfait actuellement à certains critères factuels qui lui permettent d'être admissible à titre de « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt, et le présent résumé présume qu'elle demeurera admissible à ce titre. Pour ce faire, certaines conditions prévues dans la Loi de l'impôt doivent être respectées à tout moment. Harvest compte s'assurer que ces conditions sont satisfaites à tout moment et que la Fiducie demeurera admissible à ce titre; sinon, les considérations fiscales relatives aux parts de fiducie seront considérablement différentes de celles qui sont décrites ci-après.

Imposition de la Fiducie

La Fiducie est assujettie à l'impôt chaque année d'imposition sur son revenu de l'année, y compris l'intérêt couru réalisé net, s'il y a lieu, et toutes les sommes reçues à l'égard des redevances que la Fiducie détient sur les propriétés pétrolifères et gazéifères (les « redevances »). En règle générale, la Fiducie ne peut déduire les redevances versées à la Couronne pour son compte par la Société, mais a droit à une « déduction relative aux ressources » correspondant à 25 % de ses « bénéfices relatifs à des ressources modifiés ». Aux termes des modifications proposées, la Fiducie sera tenue d'inclure le revenu tiré de redevances au moment où il est cumulé et non au moment où il est reçu. Les modifications proposées prévoient également que la Fiducie pourra déduire les redevances à la Couronne et qu'elle n'aura pas droit à la déduction relative aux ressources, ces changements devant être mis en œuvre graduellement de 2003 à 2006. De manière générale, la Fiducie peut déduire les frais relatifs à l'émission des parts de fiducie sur cinq ans, selon la méthode de l'amortissement linéaire. La Fiducie pourra également déduire les frais raisonnables engagés dans le cadre de ses activités courantes.

La Fiducie peut déduire, dans le calcul de son revenu de toutes provenances d'une année d'imposition, une somme qui ne dépasse pas 10 %, d'après une échelle décroissante, de son compte de FBCPG cumulatifs à la fin de l'année en question. Si, en raison de la vente d'une propriété par la Société et de l'extinction de la redevance connexe, le produit de disposition devient payable à la Fiducie au cours d'une année d'imposition, le montant de ce produit (le « produit de disposition de la redevance ») devra être déduit du solde du compte de FBCPG cumulatifs de la Fiducie calculé par ailleurs. Si la totalité ou une partie du produit de disposition de la redevance à recevoir au cours d'une année d'imposition est utilisée au cours de l'année en question par la Fiducie dans le but d'acquérir des droits de redevance supplémentaires sur un ou plusieurs avoirs miniers canadiens, la somme ainsi utilisée sera versée, au cours de l'année en question, à son compte de FBCPG cumulatifs. Si le solde du compte de FBCPG cumulatifs de la Fiducie à la fin de l'année d'imposition en question, une fois que toutes les inclusions et les déductions relatives à cette année ont été faites, correspond à un nombre négatif, ce nombre négatif sera inclus dans le revenu de l'année de la Fiducie.

La Loi de l'impôt exige que la Fiducie calcule son revenu ou sa perte d'une année d'imposition comme si elle était un particulier résidant au Canada. Dans la mesure où la Fiducie a un revenu imposable au cours d'une année d'imposition, une fois que les inclusions et les déductions décrites ci-dessus ont été faites, elle pourra déduire la totalité des sommes qu'elle a versées ou doit verser aux porteurs de parts au cours de l'année.

Aux terme de l'acte de fiducie, une somme correspondant à la totalité du revenu de la Fiducie de chaque année sera payable aux porteurs de parts de fiducie. Sous réserve des exceptions décrites ci-dessous, toutes les sommes payables aux porteurs de parts de fiducie seront versées au moyen de distributions en espèces.

L'acte de fiducie permet à la Fiducie d'affecter son revenu au financement des rachats contre espèces de parts de fiducie, et le revenu ainsi utilisé n'est pas payable aux porteurs de parts au moyen de distributions en espèces. Dans ce cas, le revenu de la Fiducie est payable aux porteurs de parts de fiducie sous forme de parts de fiducie supplémentaires (les « parts de fiducie réinvesties »). En outre, conformément à l'acte de fiducie, la Fiducie peut, dans certaines circonstances, émettre des billets de rachat (au sens donné à ce terme à la rubrique « Droit au rachat » de l'acte de fiducie) afin de financer le rachat de parts de fiducie plutôt que distribuer des placements de la Fiducie. Une somme correspondant au revenu de la Fiducie utilisé aux fins des remboursements de capital des billets de rachat et des versements d'intérêt sur ceux-ci peut également être payable aux porteurs de parts de fiducie sous

forme de parts de fiducie réinvesties plutôt qu'au moyen de distributions en espèces. Des parts de fiducie réinvesties peuvent également être distribuées si la Fiducie ne dispose pas de fonds suffisants afin de verser en entier la distribution par ailleurs payable à la date de clôture des registres relative à cette distribution.

Aux fins de la Loi de l'impôt, la Fiducie entend déduire dans le calcul de son revenu le montant intégral qu'elle peut déduire au cours de chaque année dans la mesure de son revenu de l'année calculé par ailleurs. En conséquence de cette déduction, il est prévu que la Fiducie n'aura qu'un impôt négligeable à verser en vertu de la Loi de l'impôt. Toutefois, aucune garantie ne peut être donnée à cet égard.

Imposition des porteurs de parts

Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu tiré de biens et non comme un revenu relatif à des ressources (ou des bénéfices relatifs à des ressources aux fins de la déduction relative aux ressources) aux fins de la Loi de l'impôt. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées aux porteurs de parts ni être considérées comme des pertes subies par ces derniers.

Le porteur de parts sera généralement tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie d'une année d'imposition qui lui est versée ou lui est payable au cours de cette année d'imposition ou dont il peut exiger le versement, y compris les sommes qui sont payables sous forme de parts de fiducie réinvesties.

En règle générale, l'excédent du revenu imposable de la Fiducie qui est payé ou payable par la Fiducie à un porteur de parts au cours d'une année ne devrait pas être inclus dans le revenu du porteur de l'année en question. Toutefois, la somme qui devient payable au porteur de parts, sauf le produit de disposition de parts de fiducie ou de fractions de celles-ci, sera portée en diminution du prix de base rajusté des parts de fiducie détenues par ce porteur de parts. Dans la mesure où le prix de base rajusté d'une part de fiducie est inférieur à zéro, le nombre négatif sera réputé être un gain en capital réalisé par le porteur de parts au moment de la disposition de la part de fiducie au cours de l'année où le nombre négatif est obtenu, et le prix de base rajusté de la part de fiducie au début de l'année suivante sera nul.

Le prix initial d'une part de fiducie émise aux termes des présentes pour un porteur de parts correspondra au prix d'émission de cette part de fiducie. Les parts de fiducie réinvesties émises à un porteur de parts au lieu d'une distribution en espèces sur le revenu auront un prix initial correspondant au montant de ce revenu. Il faudra faire la moyenne du prix initial et du prix de base rajusté de toutes les autres parts de fiducie détenues par le porteur de parts afin d'obtenir le prix de base rajusté respectif de chaque part de fiducie.

De manière générale, la disposition réelle ou réputée d'une part de fiducie par un porteur de parts, au moment d'un rachat ou autrement, donnera lieu à un gain en capital (ou à une perte en capital) pour le porteur de parts dans la mesure où le produit de disposition (à l'exclusion des sommes payables par la Fiducie qui doivent par ailleurs être incluses dans le revenu du porteur de parts, comme il est décrit ci-dessus) est supérieur (ou inférieur) au total du prix de base rajusté de la part de fiducie pour le porteur de parts et des frais de disposition raisonnables.

En vertu de la Loi de l'impôt, la moitié du gain en capital réalisé par le porteur de parts au moment de la disposition d'une part de fiducie et le montant total des gains en capital imposables nets attribués par la Fiducie au porteur de parts seront inclus dans le revenu de celui-ci pour l'année de la disposition ou de l'attribution, selon le cas, à titre de gain en capital imposable. Sous réserve de certaines règles expresses de la Loi de l'impôt, la moitié d'une perte en capital subie au moment de la disposition d'une part de fiducie peut être déduite des gains en capital imposables réalisés par le porteur de parts au cours de l'année de la disposition, au cours des trois années d'imposition antérieures ou d'une année d'imposition ultérieure.

Les gains en capital imposables réalisés par le porteur de parts qui est un particulier peuvent donner lieu à l'impôt minimum de remplacement selon la situation du porteur de parts. Le porteur de parts qui, tout au long d'une année d'imposition, est une « société privée dont le contrôle est canadien », au sens de la Loi de l'impôt, peut être redevable d'un impôt remboursable supplémentaire de 6 2/3 % sur certains de ses revenus de placement, y compris les gains en capital imposables.

SITUATION DANS LE SECTEUR

Réglementation du gouvernement canadien

Le secteur pétrolier et gazier est assujetti à de nombreux contrôles et règlements imposés par divers paliers de gouvernement. Il n'est pas prévu que ces contrôles ou règlements auront une incidence sur l'exploitation de la Fiducie considérablement différente de celle qu'ils auraient sur d'autres sociétés ou fiducies pétrolières et gazières de taille similaire. Toutes les lois actuelles sont du domaine public et la Fiducie ne peut prévoir les autres lois ou les modifications qui pourraient être adoptées.

Établissement des prix et commercialisation du pétrole

Au Canada, les producteurs de pétrole négocient des contrats de vente directement avec les acheteurs, de sorte que le prix du pétrole est déterminé par le marché. Ce prix est en partie tributaire de la qualité du pétrole, du prix du pétrole des producteurs concurrents, de la distance par rapport au marché, de la valeur des produits raffinés et de l'équilibre entre l'offre et la demande. Le pétrole peut être exporté aux termes de contrats d'exportation dont la durée n'excède pas un an, dans le cas du pétrole brut léger, et deux ans, dans le cas du pétrole brut lourd, à la condition toutefois qu'une ordonnance approuvant cette opération ait été obtenue de l'Office national de l'énergie (l'« ONE »). Toute exportation de pétrole aux termes d'un contrat d'une durée plus longue (jusqu'à concurrence de 25 ans) exige de l'exportateur qu'il obtienne un permis d'exportation de l'ONE, et la délivrance d'un tel permis nécessite l'approbation du gouverneur en conseil.

Établissement des prix et commercialisation du gaz naturel

Au Canada, le prix du gaz naturel vendu sur les marchés interprovinciaux et internationaux est fixé par voie de négociation entre les acheteurs et les vendeurs. Le gaz naturel exporté du Canada est assujetti à la réglementation de l'ONE et du gouvernement du Canada. Les exportateurs sont libres de négocier le prix et les autres modalités avec les acheteurs, à la condition que les contrats d'exportation continuent de respecter certains critères prescrits par l'ONE et le gouvernement du Canada. Les exportations de gaz naturel doivent être faites aux termes d'une ordonnance de l'ONE si leur durée est inférieure à deux ans ou s'échelonne entre deux et 20 ans (pour des quantités d'au plus 30 000 m^3/j). Pour effectuer des exportations de gaz naturel aux termes d'un contrat d'une durée plus longue (jusqu'à concurrence de 25 ans) ou à l'égard de quantités plus grandes, un exportateur doit obtenir un permis d'exportation de l'ONE et la délivrance d'un tel permis nécessite l'approbation du gouverneur en conseil.

Les gouvernements de l'Alberta et de la Saskatchewan réglementent également le volume de gaz naturel qui peut être extrait de leurs territoires à des fins d'utilisation à l'extérieur de ceux-ci, d'après certains facteurs tels que la disponibilité des réserves, les modalités de transport et les questions relatives au marché.

Accord de libre-échange nord-américain (« ALENA »)

Le 1er janvier 1994, l'ALENA conclu entre les gouvernements du Canada, des États-Unis et du Mexique est entré en vigueur. Il reprend la plupart des modalités importantes ayant trait aux ressources énergétiques qui figurent dans l'Accord de libre-échange conclu entre le Canada et les États-Unis. Dans le contexte des ressources énergétiques, le Canada demeure libre de déterminer si des exportations aux États-Unis ou au Mexique seront permises, à la condition que les restrictions à l'exportation n'aient pas pour effet (i) de diminuer la proportion des ressources énergétiques exportées par rapport à la consommation intérieure (calculée d'après la proportion de la période de 36 mois la plus récente), (ii) d'imposer un prix à l'exportation supérieur au prix intérieur ni (iii) de perturber les réseaux d'approvisionnement habituels. Il est interdit aux trois pays d'imposer des exigences minimales en matière de prix à l'exportation ou à l'importation.

L'ALENA prévoit la réduction des mesures de restriction du commerce imposées par le Mexique dans le secteur de l'énergie et interdit l'imposition de restrictions frontalières et de taxes à l'exportation discriminatoires. Il prévoit également que les organismes de réglementation devront recevoir des directives plus claires qui feront en sorte que les changements d'ordre réglementaire seront mis en application de façon équitable et réduiront au minimum toute perturbation des ententes contractuelles, ce qui est important pour les exportateurs canadiens de gaz naturel.

Redevances et mesures incitatives

Outre les règlements fédéraux, chaque province a des lois et des règlements qui régissent, notamment, la propriété de terrains, les taux de production et la protection de l'environnement. Le régime des redevances a une influence considérable sur la rentabilité de la production de pétrole et de gaz naturel. Les redevances à payer sur la production tirée de terrains n'appartenant pas à la Couronne sont fixées par voie de négociation entre le propriétaire minier et le locataire. Les redevances à la Couronne sont fixées par règlement gouvernemental et correspondent habituellement à un pourcentage de la valeur de la production brute, et le taux des redevances exigibles repose généralement en partie sur les prix de référence prescrits, la productivité des puits, l'emplacement géographique, la date à laquelle le gisement a été découvert et le type ou la qualité du produit pétrolier. D'autres redevances et droits similaires à des redevances sont à l'occasion retranchés de la participation du propriétaire de l'intérêt économique direct dans le cadre d'opérations fermées. On les appelle souvent redevances dérogatoires, redevances dérogatoires brutes ou participations aux bénéfices nets ou intérêt passif net.

Les gouvernements du Canada, de l'Alberta et de la Saskatchewan ont créé à l'occasion des programmes incitatifs, qui comprennent des réductions du taux des redevances, des exonérations temporaires des redevances et des crédits d'impôt, afin de stimuler l'exploration pétrolière et gazière ou des projets de planification plus élaborés.

Les règlements adoptés en vertu de la *Mines and Minerals Act* (Alberta) prévoient diverses mesures incitatives favorisant l'exploration et la mise en valeur de réserves pétrolifères en Alberta. Le pétrole produit à partir de prolongements horizontaux entrepris au moins cinq ans après le forage initial du puits peut également être admissible à une réduction de redevances. Une exonération de 8 000 m^3 pendant une période de 24 mois peut également s'appliquer à la production provenant d'un puits qui n'a donné aucune production pendant une période de 12 mois si la production a repris après le 1er février 1993. En outre, la production de pétrole provenant de puits d'exploration de nouveaux champs et de puits d'essai de gisements en profondeur admissibles dont le forage a été entrepris ou qui ont été approfondis après le 30 septembre 1992 est admissible à une exonération de redevances de 12 mois (jusqu'à concurrence de 1 M$). Le pétrole produit à partir de puits à faible productivité, au moyen de méthodes de récupération assistée (telles que les puits d'injection) et les projets expérimentaux peuvent également faire l'objet de réductions de redevances.

Le gouvernement de l'Alberta a également mis en place la redevance relative au pétrole de découverte récente (*third tier royalty*) comportant un taux de base de 10 % et un taux plafond 25 % à l'égard des gisements de pétrole découverts après le 30 septembre 1992. La redevance destinée à la Couronne s'appliquant au pétrole ancien comporte un taux de base de 10 % et un taux plafond de 35 %.

Dans la province d'Alberta, la redevance destinée à la Couronne s'appliquant à la production de gaz naturel, sous réserve de diverses mesures incitatives, se situe entre 15 % et 30 %, dans le cas du gaz naturel nouveau, et entre 15 % et 35 %, dans le cas du gaz naturel ancien, selon un prix de référence moyen prescrit ou propre à une société. Le gaz naturel produit à partir de puits de gaz naturel d'exploration admissibles dont le forage a été entrepris ou qui ont été approfondis après le 31 juillet 1985 et avant le 1er juin 1988 est admissible à une exonération de redevances pendant une période de 12 mois, ou jusqu'à concurrence d'un montant maximal prescrit. Le gaz naturel produit à partir d'intervalles admissibles dans des puits de gaz naturel admissibles dont le forage a été entrepris ou qui ont été approfondis à plus de 2 500 mètres fait également l'objet d'une exonération de redevances dont le montant varie selon la profondeur du puits.

En Alberta, un producteur de pétrole ou de gaz naturel a droit à un crédit sur la production de pétrole et de gaz naturel admissible à l'égard des redevances payables à la Couronne aux termes du programme relatif au CIAR. Le programme relatif au CIAR est fondé sur une formule axée sur les prix, et le taux du CIAR varie entre 75 %, si le prix du pétrole est égal ou inférieur à 100 $ le mètre cube, et 25 % s'il est supérieur à 210 $ le mètre cube. Le taux du CIAR s'applique aux redevances destinées à la Couronne de l'Alberta payables par chaque producteur ou groupe de producteurs associés, jusqu'à concurrence de 2 000 000 $. En règle générale, les redevances à payer à la Couronne sur la production tirée de propriétés productives acquises auprès de sociétés demandant le CIAR maximal ne donnent pas droit au CIAR. Le taux est fixé trimestriellement en fonction du « prix nominal » moyen établi par le ministère de l'Énergie de l'Alberta pour le trimestre précédent.

Le 22 décembre 1997, le gouvernement de l'Alberta a annoncé son intention de procéder à un examen du programme relatif au CIAR en vue de fixer des objectifs mieux adaptés à un programme réduit et de régler les difficultés administratives. Le 30 août 1999, le gouvernement de l'Alberta a annoncé qu'il ne réduirait pas l'ampleur du programme, mais qu'il instaurerait de nouvelles règles afin de diminuer le nombre de personnes qui y sont admissibles.

Les congés et les réductions de redevances accordées au secteur pétrolier et gazier qui s'appliquent à certains puits réduisent le montant des redevances destinées à la Couronne versé aux gouvernements provinciaux. En Alberta, le programme relatif au CIAR prévoit une remise sur les redevances versées à la Couronne de l'Alberta à l'égard de propriétés productives admissibles. Aucune des propriétés existantes n'est admissible au CIAR.

En date du 1er janvier 1994, le gouvernement de la Saskatchewan a revu son régime fiscal applicable au secteur pétrolier et gazier. Certaines redevances sur les puits existants à cette date sont demeurées les mêmes, c'est-à-dire qu'elles sont assujetties à diverses périodes de réduction de redevances ou d'impôts. Bien qu'un certain nombre d'incitatifs aient été éliminés ou réduits (tels que les incitatifs à l'égard des puits intercalaires verticaux et des puits horizontaux à plus faible coût), de nouveaux programmes incitatifs ont été mis en œuvre afin de stimuler l'activité d'exploration et de mise en valeur dans la province.

Le nouveau régime fiscal de la Saskatchewan prévoit des incitatifs visant à stimuler le forage de nouveaux puits de pétrole verticaux au moyen d'un barème révisé de redevances et d'impôts pour les nouveaux puits de pétrole verticaux et la production supplémentaire tirée de projets d'injection d'eau nouveaux ou étendus, mais non pour les puits horizontaux. Le taux de redevances à la Couronne s'appliquant aux découvertes récentes (*third tier*) et le barème d'impôts relatif à la production en propriété franche, qui ne s'appliquent pas aux puits horizontaux, sont axés sur les prix et varient selon qu'il s'agit de pétrole lourd ou non (d'un minimum de 10 % à l'égard du pétrole lourd au prix de référence à un maximum de 35 % à l'égard du pétrole léger ou moyen à un prix supérieur au prix de référence). Les exonérations temporaires de redevances et d'impôts antérieures axées sur la durée applicables aux nouveaux puits de pétrole forés à la verticale ont été remplacées par des incitatifs sous forme de réductions de redevances et d'impôts axées sur le volume : une redevance maximale de 5 % (avant l'application du crédit d'impôt de 1 % au titre des ressources de la Saskatchewan) s'appliquera à divers volumes, selon la profondeur et la nature du puits (jusqu'à 25 000 mètres cubes de pétrole dans le cas des puits d'exploration profonds). La redevance maximale applicable à la première tranche de 12 000 mètres cubes de pétrole est passée de 5 % à 10 % pour la production provenant de certains puits de rentrée horizontaux. En outre, les exonérations temporaires de redevances et d'impôts accordées à l'égard des puits de pétrole horizontaux profonds ont été remplacées par un incitatif portant sur un volume de 25 000 mètres cubes (redevance maximale de 5 %). La production provenant de puits de pétrole réactivés admissibles est assujettie à un nouveau taux de redevances maximal de 5 % (avant l'application du crédit d'impôt de 1 % au titre des ressources de la Saskatchewan) pendant les cinq premières années suivant la réactivation, dans le cas des puits réactivés après 1993 et fermés ou dont l'exploitation a été suspendue avant le 1er janvier 1993. En ce qui concerne les puits d'exploration de gaz naturel admissibles, la première tranche de 25 millions de mètres cubes de gaz naturel produite sera assujettie à un taux de redevances maximal incitatif de 5 % (aucun impôt sur la production en propriété franche).

Propriété des terrains

Le pétrole brut et le gaz naturel se trouvant dans les provinces de l'Ouest appartiennent surtout aux gouvernements respectifs de ces provinces. Ces derniers accordent des droits d'exploration et de production relatifs au pétrole et au gaz naturel aux termes de baux, de licences et de permis d'une durée variable d'au moins deux ans, selon les conditions énoncées dans les lois provinciales, dont l'obligation d'effectuer certains travaux ou de faire certains paiements. Le pétrole et le gaz naturel se trouvant dans ces provinces peuvent aussi appartenir à des membres du secteur privé et les droits d'exploration et de production s'y rapportant sont habituellement accordés aux termes de baux selon des modalités négociées.

Réglementation environnementale

Le secteur pétrolier et gazier est assujetti à une réglementation environnementale en vertu des lois locales, provinciales et fédérales. Les lois environnementales limitent ou interdisent le rejet ou l'émission de diverses substances produites dans le cadre de certaines activités du secteur pétrolier et gazier et peuvent avoir une incidence

sur l'emplacement et l'exploitation des puits et des installations et sur la mesure dans laquelle l'exploration et la mise en valeur sont permises. En outre, ces lois exigent que l'emplacement des puits et des installations soit abandonné et remis en état à la satisfaction des autorités provinciales. Une violation de ces lois peut entraîner l'imposition d'amendes ou l'émission d'ordonnances de nettoyage. Les lois environnementales de l'Alberta ont été révisées en profondeur et refondues dans la *Alberta Environmental Protection and Enhancement Act*. En vertu de la nouvelle loi, les normes environnementales et la conformité en matière de rejet de nettoyage et de présentation de l'information sont plus strictes et plus onéreuses qu'en vertu des lois précédentes. En outre, la gamme des mesures d'application possibles et la rigueur des sanctions ont été considérablement accrues. Ces modifications auront pour effet d'augmenter le coût des activités exercées en Alberta. Cette loi a regroupé les anciens processus d'examen des grands projets énergétiques en un seul processus d'évaluation environnementale auquel le public participe.

En décembre 2002, le gouvernement du Canada a ratifié le protocole de Kyoto. Aux termes de ce protocole, le Canada doit réduire ses émissions de gaz à effet de serre de 6 % en deçà aux niveaux de 1990 entre 2008 et 2012. Le protocole ne deviendra exécutoire que lorsqu'il aura été ratifié par au moins 55 pays qui sont responsables d'au moins 55 % des émissions visées par le protocole. Si le protocole est ratifié et devient exécutoire, il est prévu qu'il aura une incidence sur l'exploitation de tous les secteurs du Canada, y compris le secteur pétrolier et gazier. Étant donné que les détails sur la mise en application de ce protocole n'ont pas encore été annoncés, il n'est pas possible à ce moment de prévoir quelle en sera l'incidence sur la Fiducie.

Situation concurrentielle

Un grand nombre d'entreprises du secteur pétrolier et gazier, de toutes les envergures, se sont regroupées récemment. Ce processus a entraîné un certain nombre de programmes de rationalisation de l'actif, qui ont fait en sorte que des éléments d'actif sont maintenant à vendre. Ce processus a aussi fait en sorte que certains participants du secteur auxquels la Fiducie fera concurrence en vue de faire des acquisitions intéressantes d'éléments d'actif ou d'actions deviendront plus importants et plus concurrentiels, ce qui pourrait augmenter la demande à l'égard d'acquisitions.

Les épargnants sont de plus en plus au courant de la possibilité d'investir dans le secteur des fiducies de redevance du secteur pétrolier et gazier et dans le secteur des fiducies de revenu (le « secteur des fiducies »). La direction de la Société estime qu'en raison de la nature des éléments d'actif détenus par les fiducies de redevance et du fait que celles-ci sont axées sur la mise en valeur et l'exploitation plutôt que sur l'exploration, les épargnants ont manifesté un intérêt accru pour le secteur pétrolier et gazier en s'apercevant que les fiducies de redevance offrent un moyen de placement dans le secteur pétrolier et gazier moins risqué que les placements traditionnels dans le même secteur. Par conséquent, le secteur des fiducies est depuis peu en mesure d'accéder aux marchés financiers plus facilement que les sociétés pétrolières et gazières traditionnelles. Grâce à cet accès au capital, le secteur des fiducies peut désormais livrer concurrence en vue d'acquérir des propriétés et des sociétés pétrolières et gazières. Il jouit d'un avantage sur les sociétés pétrolières et gazières au chapitre de l'imposition. Un certain nombre de sociétés pétrolières et gazières canadiennes sont actuellement imposables, ayant épuisé leurs comptes de ressources naturelles cumulés et, par conséquent, elles évaluent généralement les mérites d'acquisitions éventuelles en tenant compte de l'impôt. Les fiducies de redevance et les fiducies de revenu du secteur pétrolier et gazier distribuent leurs revenus aux porteurs de parts. Les parts de ces fiducies sont souvent détenues dans des abris fiscaux tels que les régimes enregistrés d'épargne-retraite, et les distributions sur les parts détenues dans ces abris sont généralement protégées de l'imposition immédiate.

Les sociétés étrangères investissent fortement dans le secteur pétrolier et gazier canadien en acquérant des propriétés et des sociétés. En particulier, les sociétés américaines achètent leur gaz naturel sur le marché canadien, en partie à cause de la faiblesse du dollar canadien par rapport au dollar américain et à l'aménagement de nouvelles installations pipelinières permettant d'acheminer efficacement le gaz naturel aux marchés américains. La direction de la Société estime que cette tendance continuera d'influer sur les paramètres d'évaluation des éléments d'actif canadiens et aura pour effet que les producteurs canadiens seront évalués selon des critères nord-américains.

CONFLITS D'INTÉRÊTS

Aucune propriété ne sera acquise de membres de la direction ou d'administrateurs de la Société ou de personnes avec lesquelles ceux-ci ont un lien de dépendance à un prix supérieur à sa juste valeur marchande et aucune propriété ne sera vendue aux membres de la direction ou aux administrateurs de la Société ou à des personnes avec lesquelles ceux-ci ont un lien de dépendance à un prix inférieur à sa juste valeur marchande, fixée dans chaque cas selon l'avis d'un conseiller financier indépendant et approuvée par les membres indépendants du conseil de Harvest. Dans certaines circonstances, une évaluation formelle et le vote affirmatif des porteurs de parts seront nécessaires, conformément aux exigences de la Règle 61-501 de la Commission des valeurs mobilières de l'Ontario.

Dans certaines circonstances, des membres du conseil de Harvest pourraient être administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec les intérêts de la Société et de la Fiducie. Il n'est aucunement certain que les possibilités décelées par ces membres du conseil seront communiquées à la Société et à la Fiducie.

QUESTIONS D'ORDRE JURIQUE

Certaines questions d'ordre juridique ayant trait à l'admissibilité à des fins de placement des parts de fiducie seront examinées par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie et de la Société, et par Blake, Cassels & Graydon s.r.l., pour le compte des preneurs fermes.

En outre, les avis qui figurent à la rubrique « Considérations fiscales fédérales canadiennes » ont été donnés par Burnet, Duckworth & Palmer LLP et par Blake, Cassels & Graydon s.r.l. John A. Brussa, qui siège au conseil d'administration de la Société, est associé au sein de Burnet, Duckworth & Palmer LLP.

INTÉRÊT DES EXPERTS

Ni Burnet, Duckworth & Palmer LLP, ni Blake, Cassels & Graydon s.r.l., ni McDaniel ni Seaton n'ont reçu ni ne recevront un intérêt direct ou indirect dans les propriétés de la Société ou de la Fiducie ou d'une personne avec laquelle la Société ou la Fiducie a des liens ou d'un membre de leur groupe dans le cadre du placement des parts de fiducie.

Les avis qui figurent à la rubrique « Considérations fiscales fédérales canadiennes » ont été donnés par Burnet, Duckworth & Palmer LLP et par Blake, Cassels & Graydon s.r.l. John A. Brussa, qui siège au conseil d'administration de la Société, est associé au sein de Burnet, Duckworth & Palmer LLP. En date du 3 octobre 2003, les associés et les avocats salariés de Burnet, Duckworth & Palmer LLP sont collectivement propriétaires véritables, directement ou indirectement, de moins de 3 % des parts de fiducie en circulation, et les associés et les avocats salariés de Blake, Cassels & Graydon s.r.l. sont collectivement propriétaires véritables, directement ou indirectement, de moins de 1 % des parts de fiducie en circulation.

De plus, à l'exception de M. Brussa, aucune des personnes morales ou physiques susmentionnées, ni aucun administrateur, membre de la direction ou employé de l'une ou l'autre d'entre elles, n'est ni n'est appelé à être élu, nommé ou employé à titre d'administrateur, de membre de la direction ou d'employé de la Société, de l'une ou l'autre des personnes ayant des liens avec celle-ci ou de l'un ou l'autre des membres de son groupe.

POURSUITES JUDICIAIRES

La direction de la Société n'est au courant d'aucun litige en cours, imminent ou en instance en date des présentes à l'encontre de la Fiducie ou de la Société ou se rapportant à l'entreprise de la Société qui pourrait être important pour celle-ci.

PROMOTEURS

M. Bruce Chernoff et Kevin A. Bennett peuvent être considérés comme les promoteurs de la Fiducie étant donné qu'ils ont pris l'initiative d'organiser l'entreprise et les affaires de celle-ci. Voir « Dirigeants et autres personnes intéressés dans des opérations importantes ».

Le tableau qui suit présente le nombre de parts de fiducie dont MM. Chernoff et Bennett sont, directement ou indirectement, propriétaires :

Nom et adresse du porteur de parts	Type de propriété	Nombre de parts de fiducie détenues en propriété		Pourcentage de parts de fiducie	
		Sans tenir compte du placement	Compte tenu du placement	Sans tenir compte du placement	Compte tenu du placement
M. Bruce Chernoff	Directe et véritable	4 934 406[1][2]	4 934 406[2][3]	39,4 %	30,3 %
Kevin Bennett	Directe et véritable	700 000[3]	700 000[4]	5,6 %	4,3 %

Notes
(1) Y compris les parts de fiducie détenues par Caribou, société contrôlée par M. Chernoff, et les parts de fiducie détenues dans les comptes REEE au profit des enfants de M. Chernoff.
(2) Ne comprend pas les parts de fiducie détenues par la conjointe de M. Chernoff.
(3) Ne comprend pas les parts de fiducie détenues par la conjointe de M. Bennett.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

M. Bruce Chernoff et Kevin A. Bennett ont pris l'initiative de fonder la Société et la Fiducie et d'organiser leurs entreprises respectives. Voir « Promoteurs ».

M. Brussa est administrateur d'un associé du vendeur des nouvelles propriétés.

Hector J. McFadyen, administrateur de la Société, a récemment été nommé au conseil d'administration de Hunting PLC (« Hunting »), société ouverte du Royaume-Uni qui exerce des activités liées au pétrole et au gaz naturel, aux services aux champs pétroliers et à la commercialisation et à la distribution de pétrole et de gaz naturel. Hunting exerce ses activités de commercialisation et de distribution du pétrole et du gaz naturel par l'intermédiaire de sa filiale en participation majoritaire, Gibson Energy Ltd. (« Gibson »). La Société a déjà conclu un certain nombre de contrats physiques de couverture du prix du pétrole avec Gibson comme il est décrit à la rubrique « Renseignements portant sur la Société – Couverture des prix des marchandises ». Les contrats conclus avec Gibson sont les swaps de prix en dollars canadiens de 2002 et de 2003 et tous les tunnels décrits à la rubrique portant sur ce sujet dans le présent prospectus. La Société pourrait conclure d'autres contrats de couverture avec Gibson à l'avenir.

Le 10 juillet 2002 et le 30 juillet 2002, la Fiducie a conclu des conventions de prêt avec Caribou, société contrôlée par M. Bruce Chernoff, aux termes desquelles Caribou a convenu d'avancer jusqu'à concurrence de 43 M$ à la Fiducie afin de financer, en partie, l'achat de la PBN et, indirectement, l'achat des redevances directes comprises dans les intérêts économiques directs et les droits de redevances acquis par la Société le 10 juillet 2002 et le 15 novembre 2002 (le « crédit-relais »). Le crédit-relais portait intérêt au taux de 20 % par année, venait à échéance au plus tard le 31 juillet 2003 et était garanti par la totalité de l'actif de la Fiducie, y compris la PBN, mais non par les propriétés de la Société. Le 5 décembre 2002, la Société a remboursé la somme de 23,5 M$, qui représentait la totalité de la somme impayée aux termes du crédit-relais, au moyen d'une partie du produit du premier appel public à l'épargne et d'avances de fonds aux termes des facilités de crédit de la Société.

Aux termes du crédit-relais, on a octroyé à Caribou, à titre de commission d'engagement, 150 000 bons de souscription de parts de fiducie (les « bons de souscription »). Chaque bon de souscription permettait à son porteur d'acquérir une part de fiducie au prix de 1,00 $. Tous les bons de souscription ont été exercés le 23 janvier 2003 et 150 000 parts de fiducie ont été émises à Caribou en échange du paiement de la somme de 150 000 $.

Le 15 août 2002, 990148 Alberta Ltd. (« 990148 ») a avancé 5 M$ (la « débenture de la Fiducie ») à la Fiducie afin de financer, en partie, l'acquisition des propriétés par la Société. Aux termes de la débenture de la Fiducie, l'intérêt couru devait être calculé au taux de 2,25 % par année sur le capital de 5 M$. Au gré de 990148, le capital de la débenture de la Fiducie pouvait être remboursé et l'intérêt couru sur celui-ci pouvait être versé en espèces ou au moyen de l'émission des parts de fiducie. La débenture de la Fiducie était exigible à la date la plus rapprochée entre la date à laquelle la Fiducie avait réalisé le premier appel public à l'épargne et le 31 décembre 2002. Le 5 décembre 2002, la débenture de la Fiducie a été réglée et l'intérêt couru sur celle-ci a été versé au moyen de l'émission de 5 000 000 de parts de fiducie et du versement de 30 072 $ en espèces à 990148. Au moment du règlement de la débenture de la Fiducie, 990148 a réglé les débentures du groupe de direction au moyen des 5 000 000 de parts de fiducie reçues et du versement de 26 731 $ en espèces à titre d'intérêt couru sur celles-ci.

À la clôture du premier appel public à l'épargne, certains membres du groupe de la direction détenant des débentures du groupe de la direction d'un capital global de 4 777 500 $ ont remis un engagement en faveur des preneurs fermes du premier appel public à l'épargne aux termes duquel ils s'engageaient à ne pas placer ni vendre, ni convenir de placer ou de vendre, ni conclure un arrangement en vue de placer ou de vendre des parts de fiducie ou d'autres titres de la Fiducie ou de la Société ou des titres convertibles en titres de la Fiducie ou de la Société, échangeables contre de tels titres ou pouvant être levés ou exercés de quelque autre manière que ce soit afin d'acheter de tels titres, alors détenus par ces porteurs ou par leurs conjoints ou conjointes, directement ou indirectement, à quelque moment que ce soit jusqu'au 28 novembre 2004. Les administrateurs et les membres de la direction de la Société ont participé également au premier appel public à l'épargne.

M. Brussa, administrateur de la Société, est un associé au sein du cabinet Burnet, Duckworth & Palmer LLP qui touche une rémunération en contrepartie des services juridiques qu'il fournit à la Société et à la Fiducie.

Le 4 février 2003, M. Bruce Chernoff, membre et président du conseil de la Société, Jacob Roorda, président de la Société et John Brussa, administrateur de la Société, ont acquis respectivement 167 750, 10 000 et 1 500 bons de souscription spéciaux, au prix de 10 $ chacun. Ces bons de souscription spéciaux ont été émis dans le cadre du placement de 1 500 000 bons de souscriptions spéciaux par la Fiducie. Les bons de souscription spéciaux acquis par les personnes susmentionnées ont été acquis selon les mêmes modalités que tous les autres bons de souscription spéciaux acquis.

Le 28 juillet 2003, la Fiducie a conclu les billets de financement provisoire par capitaux propres avec Caribou et le président du conseil de la Société, qui prévoient que des avances pouvant aller jusqu'à 40 M$ peuvent être consenties à la Fiducie afin de faciliter le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des nouvelles propriétés. La Fiducie a touché des avances totalisant 11 M$ aux termes de la convention de financement provisoire par capitaux propres afin de financer le dépôt versé dans le cadre de l'achat des nouvelles propriétés. Le 29 septembre 2003, la Fiducie a modifié les billets de financement provisoire par capitaux propres et a conclu les billets de financement provisoire. Le 30 septembre 2003, la Fiducie a consenti une avance de 47,5 M$ à la Société aux termes des billets de financement provisoire par capitaux propres et des billets de financement provisoire en vue du remboursement partiel de la facilité bancaire préalable. Le 1er octobre 2003, le dépôt de 11 M$ relatif aux nouvelles propriétés a été remboursé et cette somme a été affectée au remboursement partiel des avances consenties aux termes des conventions de financement provisoire. En outre, la Fiducie a versé 218 904 $ à titre d'intérêt aux prêteurs du financement provisoire à l'égard des sommes consenties aux termes des conventions de financement provisoire. Voir « Description de la Fiducie – Emprunts de la Fiducie ».

Les administrateurs et les membres de la direction de la Société et des personnes avec lesquelles ceux-ci ont des liens ont indiqué qu'ils prévoyaient acheter un nombre maximal global de 20 250 parts de fiducie au prix d'émission.

FACTEURS DE RISQUE

Le texte qui suit présente certains facteurs inhérents à l'entreprise de la Fiducie. Les renseignements suivants ne sont qu'un résumé de certains facteurs de risque et doivent être lus sous réserve des renseignements détaillés qui figurent ailleurs dans le présent prospectus et conjointement avec ceux-ci.

Parts de fiducie appartenant au public et aux initiés

À la date des présentes, compte non tenu du présent placement, les administrateurs et les membres de la direction de la Société ainsi que les personnes avec lesquelles ils ont des liens et les membres de leur groupe détenaient, collectivement, directement ou indirectement, environ 6 474 230 parts de fiducie, soit environ 51.7 % des parts de fiducie émises et en circulation, ou exerçaient une emprise sur un tel pourcentage de ces titres. Compte tenu du présent placement, les administrateurs et les membres de la direction de la Société ainsi que les personnes avec lesquelles ils ont des liens et les membres de leur groupe seront propriétaires véritables, collectivement, directement ou indirectement, de 6 494 480 parts de fiducie, soit environ 39,9 % des parts de fiducie en circulation (environ 38,6 % des parts de fiducie en circulation si l'option d'attribution excédentaire est levée intégralement).

Dans le cadre du premier appel public à l'épargne, certains membres du groupe de direction qui détenaient globalement une tranche de 4 777 500 $ du capital des débentures du groupe de direction se sont engagés auprès des preneurs fermes à ne pas placer ni vendre, ni convenir de placer ou de vendre, ni conclure un arrangement en vue de placer ou de vendre des parts de fiducie ou d'autres titres de la Fiducie ou de la Société ou des titres convertibles en titres de la Fiducie ou de la Société, échangeables ou pouvant être levés ou exercés contre de tels titres détenus au moment pertinent par ces porteurs ou par leur conjoint ou conjointe, directement ou indirectement, jusqu'au 28 novembre 2004.

Dilution

L'acte de fiducie prévoit que des parts de fiducie, y compris les droits, les bons de souscription et d'autres titres visant l'achat, la conversion ou l'échange de parts de fiducie, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil de Harvest. De plus, la Fiducie peut émettre des parts de fiducie supplémentaires conformément au régime d'achat de parts incitatif et au régime de réinvestissement. L'émission éventuelle de telles parts de fiducie pourrait avoir un effet de dilution sur les épargnants qui acquièrent des parts de fiducie aux termes du présent placement. Voir « Acte de fiducie – Émission de parts de fiducie », « Régime d'achat de parts incitatif » et « Régime de réinvestissement ».

Achat de la PBN, des propriétés et des redevances directes

Le prix versé pour l'achat de la PBN, des propriétés existantes et des redevances directes ou le prix qui sera versé pour l'achat des nouvelles propriétés est fondé sur des évaluations techniques et économiques effectuées par des ingénieurs indépendants. Ces évaluations comportent un certain nombre d'hypothèses importantes relatives à des facteurs tels que la récupérabilité et la qualité marchande du pétrole brut, du gaz naturel et des liquides de gaz naturel, les prix futurs du pétrole, du gaz naturel et des liquides de gaz naturel, ainsi que les frais d'exploitation, les dépenses en immobilisations futures et les redevances et autres charges gouvernementales qui seront imposées sur la durée de productivité des réserves. Bon nombre de ces facteurs sont susceptibles d'évoluer et sont indépendants de la volonté de la Société et de la Fiducie. Plus particulièrement, des changements qui pourraient survenir dans le prix et les marchés du pétrole, du gaz naturel et des liquides de gaz naturel par rapport à ce qui était prévu au moment des évaluations en question auront un effet sur le rendement des parts de fiducie. En outre, toutes les évaluations comportent une part d'incertitude relative aux aspects géologiques et techniques, de sorte que la production et les réserves pourraient être inférieures à celles qui sont actuellement attribuées aux propriétés existantes et aux nouvelles propriétés.

Litige ayant trait à l'acquisition de propriétés

La Société et Anadarko Canada Corporation (le « vendeur ») sont actuellement aux prises avec le litige suivant : un rajustement devrait-il être apporté en faveur du vendeur au prix d'achat des propriétés pétrolifères et gazéifères que la Société a acquises auprès de celui-ci le 15 novembre 2002. Il s'agit d'établir si la valeur d'un contrat de couverture détenu par le vendeur a eu ou non une incidence sur le produit net tiré des propriétés acquises entre la date d'effet de l'acquisition, soit le 1er juin 2002, et la date de clôture, soit le 15 novembre 2002. Par suite de divers rajustements apportés après la clôture, le vendeur allègue que la Société lui doit toujours la somme nette de 3,3 M$ (somme de 5,8 M$ faisant l'objet du litige, moins les sommes retenues par le vendeur qui totalisent 2,5 M$). La direction de la Société estime que cette somme n'est pas due au vendeur. Ce litige sera résolu par voie d'arbitrage. Si la Société n'avait pas gain de cause et devait verser cette somme, celle-ci s'ajouterait au montant de la dette

impayée aux termes de sa facilité bancaire, ce qui augmenterait les obligations de la Société au chapitre du service de la dette et aurait une incidence défavorable sur les espèces distribuables. Si la Société obtient gain de cause et n'est pas tenue de verser cette somme, cela réduira le montant de la dette impayée aux termes de sa facilité bancaire.

Changements législatifs

Il n'est aucunement certain que les lois en matière d'impôt sur le revenu et sur le capital et les programmes incitatifs gouvernementaux relatifs au secteur pétrolier et gazier, portant, entre autres, sur le statut des fiducies de fonds communs de placement et la déduction relative aux ressources, ne seront pas modifiés d'une façon qui pourrait être préjudiciable aux porteurs de parts.

Admissibilité à des fins de placement

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts de fiducie cesseront d'être des placements admissibles pour les régimes enregistrés d'épargne-retraite (« REER »), les fonds enregistrés de revenu de retraite (« FERR »), les régimes de participation différée aux bénéfices (« RPDP ») et les régimes enregistrés d'épargne-études (« REEE ») (collectivement, les « régimes exonérés »). Si, à la fin d'un mois, un régime exonéré détient des parts de fiducie qui ne constituent pas des placements admissibles, il devra payer de l'impôt en vertu de la Partie XI.1 de la Loi de l'impôt, à l'égard de ce mois, à raison de 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. En outre, si une fiducie régie par un REER détient des parts de fiducie qui ne constituent pas des placements admissibles, elle deviendra imposable à l'égard de son revenu attribuable aux parts de fiducie ou des gains réalisés au moment de la disposition de celles-ci tant qu'elles ne constitueront pas des placements admissibles. Voir « Admissibilité à des fins de placement » et « Considérations fiscales fédérales canadiennes ».

Aspects relatifs à l'exploitation

L'exploitation de puits de pétrole et de gaz naturel comporte un certain nombre de risques naturels ou liés à l'exploitation pouvant se traduire par des éruptions, des dommages causés à l'environnement et d'autres conditions imprévues ou dangereuses pouvant causer des dommages à la Société et entraîner la responsabilité de cette dernière envers des tiers. La Société aura recours à des méthodes prudentes de gestion du risque et souscrira une assurance responsabilité, lorsque cela sera possible, d'un montant conforme aux normes du secteur. Une assurance contre les pertes d'exploitation pourra également être souscrite à l'égard de certaines installations, dans la mesure où une telle assurance est offerte. La Société pourrait engager sa responsabilité à l'égard de dommages résultant d'événements contre lesquels elle ne peut s'assurer ou contre lesquels elle pourrait décider de ne pas s'assurer en raison du montant élevé des primes ou pour d'autres motifs. Les frais engagés pour remédier à de tels dommages ou payer les dommages-intérêts auxquels elle pourrait être tenue réduiront le revenu provenant de la PBN.

La continuité de la production d'une propriété et, dans une certaine mesure, la commercialisation de la production en question sont largement tributaires de la compétence de l'exploitant de la propriété. Dans la mesure où l'exploitant ne remplit pas adéquatement ses fonctions, le revenu pourrait diminuer. En général, les paiements relatifs à la production passent par l'exploitant, de sorte que la réception de ces revenus pourrait faire l'objet de retards ou de frais supplémentaires si l'exploitant devenait insolvable. Bien que la Société exploite les propriétés existantes et qu'elle estime qu'elle deviendra l'exploitante des nouvelles propriétés, il n'est pas assuré qu'elle demeurera l'exploitante des propriétés existantes ni qu'elle exploitera les nouvelles propriétés ou les autres propriétés qu'elle pourrait acquérir à l'avenir.

Une part importante des frais d'exploitation des propriétés existantes et, dans une moindre mesure, des nouvelles propriétés est attribuable aux frais d'électricité. Depuis la déréglementation du réseau électrique de l'Alberta au cours des dernières années, le coût unitaire de l'électricité a été établi selon un mécanisme du marché axé sur l'offre et la demande. Par conséquent, le prix de l'électricité est devenu volatil. Cette volatilité du prix de l'électricité pourrait avoir une incidence sur les frais d'exploitation de la Société et, de ce fait, sur les espèces distribuables. La Société a mis en œuvre un programme de couverture d'électricité afin de réduire son exposition à la volatilité du prix de l'électricité. En ce qui a trait aux nouvelles propriétés, le réseau électrique de la Saskatchewan est réglementé et, à ce titre, le prix de l'électricité ne fluctue pas de façon considérable. Toutefois, il n'est pas certain que le réseau électrique de la Saskatchewan ne fera pas l'objet d'une déréglementation à l'avenir.

Même si un examen de titres sera habituellement effectué sur les propriétés conformément aux normes du secteur, cela ne suffit pas à garantir ou à certifier l'absence de vices de titres, lesquels pourraient faire en sorte que la Société perde ses droits sur certaines propriétés. Dans de telles circonstances, le revenu provenant de la PBN ou le revenu provenant des redevances directes pourrait diminuer.

Estimations des réserves

Les données sur les réserves et la récupération figurant dans le rapport McDaniel sur les propriétés existantes et le rapport McDaniel sur les nouvelles propriétés ne sont que des estimations; la production réelle et les réserves finales des propriétés existantes et des nouvelles propriétés pourraient différer des estimations de McDaniel.

Questions d'ordre environnemental

Le secteur pétrolier et gazier est assujetti à des règlements en matière d'environnement en vertu des lois locales, provinciales et fédérales. La violation de ces lois pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de remise en état relativement à la Société ou aux propriétés. Ces lois pourraient être modifiées de façon à imposer des normes plus strictes et, éventuellement, des obligations monétaires supérieures à la Société. Voir « Situation dans le secteur – Réglementation environnementale ». Même si les filiales en exploitation ont établi des fonds de remise en état dans le but de financer ses obligations de remise en état et autres obligations environnementales futures prévues, il n'est pas certain que les filiales en exploitation seront en mesure de satisfaire à leurs obligations de remise en état et autres obligations environnementales réelles. Voir « Description de la Fiducie – La PBN et les redevances directes – Fonds de remise en état ».

En décembre 2002, le gouvernement du Canada a ratifié le protocole de Kyoto (le « protocole »). Aux termes du protocole, le Canada doit réduire ses émissions de gaz à effet de serre de 6 % en deçà des niveaux de 1990 entre 2008 et 2012. Le protocole ne deviendra exécutoire que lorsqu'il aura été ratifié par au moins 55 pays qui sont responsables d'au moins 55 % des émissions visées par le protocole. Si le protocole est ratifié et devient exécutoire, il devrait avoir une incidence sur l'exploitation de tous les secteurs canadiens, y compris le secteur pétrolier et gazier. Étant donné que les détails de la mise en application de ce protocole n'ont pas encore été annoncés, il est difficile de déterminer si celui-ci aura une incidence, le cas échéant, sur les responsabilités environnementales permanentes de la Société, sur le prix du pétrole et du gaz naturel ou sur d'autres facteurs économiques généraux, qui pourraient se répercuter sur les espèces distribuables de la Fiducie.

Service de la dette

Au 6 octobre 2003, la Fiducie n'avait aucune dette aux termes de la nouvelle facilité bancaire provisoire . Le prêteur de la nouvelle facilité bancaire provisoire a également émis des lettres de crédit totalisant environ 3,1 M$ à des tiers, pour le compte de la Société, afin de pouvoir obtenir certains services relativement aux propriétés. Voir « Renseignements portant sur la Société – Emprunts de la Société ». En outre, en date des présentes, les sommes impayées aux termes des billets de financement provisoire par capitaux propres et des billets de financement provisoire s'élèvent à environ 22,5 M$ et 14 M$, respectivement. Voir « Description de la Fiducie – Emprunts de la Fiducie ».

Le prêteur de la nouvelle facilité bancaire provisoire a obtenu une sûreté à l'égard de la totalité de l'actif des filiales en exploitation. Au moment de la clôture de l'acquisition des nouvelles propriétés, on prévoit que la nouvelle facilité bancaire provisoire sera remplacée par la nouvelle facilité bancaire. Voir « Renseignements portant sur la Société – Emprunts de la Société ». La sûreté à l'égard de la totalité de l'actif des filiales en exploitation sera alors donnée au prêteur de la nouvelle facilité bancaire. Si la Société, WEI et la Fiducie subissent une insuffisance de la base d'emprunt ou commettent un défaut auquel elles ne peuvent remédier, ou si le prêteur de la nouvelle facilité bancaire provisoire, ou le prêteur de la nouvelle facilité bancaire, selon le cas, exige le remboursement de sa facilité, le prêteur de la nouvelle facilité bancaire provisoire ou le prêteur de la nouvelle facilité bancaire pourra saisir ou vendre les propriétés, avec ou sans la PBN.

Il est interdit à la Société de verser des dividendes ou d'autres distributions dans certaines circonstances si une insuffisance de la base d'emprunt ou un cas de défaut se produit ou encore si le prêteur de la nouvelle facilité

bancaire provisoire ou le prêteur de la nouvelle facilité bancaire exige le remboursement de sa facilité. La PBN, les dettes de la Société envers la Fiducie et les sommes payables au fiduciaire aux termes de l'acte de fiducie sont subordonnées à la nouvelle facilité bancaire provisoire ou à la nouvelle facilité bancaire conformément à la convention de subordination datée du 3 octobre 2002 conclue entre le prêteur de la nouvelle facilité bancaire provisoire, ou le prêteur de la nouvelle facilité bancaire, le fiduciaire et la Société. Cette convention de subordination pourrait restreindre la capacité de la Société de verser la PBN à la Fiducie ou de payer l'intérêt sur sa dette envers la Fiducie ou d'en rembourser le capital et, par conséquent, limiter ou éliminer les espèces distribuables.

La Société doit respecter certains engagements en matière de couverture et certains engagements financiers aux termes de la nouvelle facilité bancaire provisoire et elle sera tenue de respecter certains engagements en matière de couverture et certains engagements financiers aux termes de la nouvelle facilité bancaire. Les engagements sont des restrictions courantes à l'égard de l'exploitation et des activités de la Société, notamment en matière d'endettement, d'octroi de sûretés, d'émission de titres d'emprunt supplémentaires et de vente de l'actif.

La base d'emprunt maximale de la nouvelle facilité bancaire s'élève à 105,0 M$ et diminue à 4,5 M$ par mois à compter du 31 juillet 2003. La nouvelle facilité bancaire est assujettie à un examen annuel devant avoir lieu au plus tard le 1er mai 2004 et les taux d'intérêt annuels applicables à divers types d'emprunt dépendent du ratio de la dette par rapport aux rentrées de fonds annualisées. Voir « Renseignements portant sur la Société – Emprunts de la Société ».

Remboursement de la dette

La Société et la Fiducie sont autorisées à emprunter des fonds afin de financer l'achat de propriétés, des dépenses en immobilisations ou d'autres obligations financières à l'égard des propriétés ou aux fins du fonds de roulement. Les emprunts de la Société en vue de financer l'acquisition d'avoirs miniers canadiens peuvent être remboursés au moyen de fonds obtenus de la Fiducie. Les frais du service de la dette des filiales en exploitation sont déduits aux fins du calcul du revenu provenant de la PBN et les frais du service de la dette de la Fiducie sont déduits aux fins du calcul des espèces distribuables. La fluctuation des taux d'intérêt pourrait entraîner des modifications considérables de la somme devant être affectée au service de la dette avant le versement de la PBN et des espèces distribuables. Si les sommes empruntées aux termes de la nouvelle facilité bancaire provisoire sont en dollars américains, l'intérêt payable sur celles-ci sera également libellé en dollars américains. La fluctuation du cours du change du dollar canadien par rapport au dollar américain pourrait entraîner une augmentation marquée du montant de l'intérêt versé aux termes de la nouvelle facilité bancaire provisoire, ce qui pourrait réduire les espèces distribuables. Voir « Renseignements portant sur la Société – Emprunts de la Société » et « Structure du capital de la Fiducie ».

Retard dans les distributions en espèces

En plus des retards habituels pouvant se produire dans les paiements aux exploitants des propriétés effectués par les acheteurs de pétrole et de gaz naturel, et à la Société, par l'exploitant, ces versements peuvent également être retardés en raison de restrictions imposées par des prêteurs, de retards dans la vente ou la livraison de produits, de retards relatifs au raccordement des puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés dans le cadre de l'exploitation des propriétés ou de la constitution de provisions par l'exploitant à l'égard de tels frais.

Variabilité des distributions en espèces

Les filiales en exploitation conservent une tranche des rentrées de fonds provenant des propriétés dans leur fonds de réserve respectif afin de faciliter les acquisitions et la mise en valeur des propriétés à l'avenir. La Société estime que cela facilitera le maintien des distributions pendant une période plus longue que ce qui aurait été le cas si toutes les rentrées de fonds provenant des propriétés étaient versées à la Fiducie aux termes de la PBN et distribuées par la suite aux porteurs de parts. Les rentrées de fonds futures provenant de nouvelles propriétés pourraient ne pas être similaires à celles des propriétés existantes et pourraient ne pas être suffisantes pour permettre aux filiales en exploitation de produire un revenu provenant de la PBN suffisant pour permettre à la Fiducie de maintenir des distributions uniformes provenant de celle-ci sur une période prolongée.

Dépendance à l'endroit de la direction de la Société

Les porteurs de parts doivent s'en remettre à la direction de la Société pour ce qui est de l'administration et de la gestion de l'ensemble des questions relatives aux propriétés, à la PBN, aux redevances directes, à la Fiducie et aux parts de fiducie. Les épargnants qui ne sont pas disposés à se fier à la direction de la Société ne devraient pas investir dans les parts de la Fiducie.

Épuisement des réserves (durabilité)

La Fiducie présente certains attributs uniques qui la distinguent des autres membres du secteur pétrolier et gazier. Les espèces distribuables relatives aux propriétés, en l'absence d'augmentation du prix des marchandises ou d'acquisitions ou de travaux de mise en valeur rentables, iront en diminuant au fil du temps parallèlement à la production décroissante habituellement tirée des réserves de pétrole, de gaz naturel et de liquides de gaz naturel. La Fiducie et la Société ne réinvestiront pas les rentrées de fonds de la même façon que les autres membres du secteur. Par conséquent, en l'absence de dépenses en immobilisations supplémentaires dans les propriétés au moyen du fonds de capital ou autrement, les taux de production initiaux et les réserves attribuables aux propriétés diminueront.

Les réserves et la production de pétrole et de gaz naturel futures de la Société, et par conséquent ses rentrées de fonds, seront largement tributaires du fait que la Société réussira à exploiter ses réserves actuelles et à acquérir des réserves supplémentaires. Sans réserves supplémentaires, obtenues au moyen d'acquisitions ou d'activités de mise en valeur, les réserves et la production de la Société diminueront graduellement au fil de l'exploitation des réserves.

Les parts de fiducie n'auront aucune valeur une fois que les réserves provenant des propriétés ne pourront plus être commercialisées de manière rentable et, par conséquent, les souscripteurs de parts de fiducie devront obtenir le remboursement de leur capital investi au moyen des rentrées de fonds découlant de leur placement dans ces parts de fiducie au cours de la période où les réserves peuvent être récupérées de manière rentable.

Tous les aspects du secteur pétrolier et gazier font l'objet d'une vive concurrence. Pour faire l'acquisition de réserves et recruter du personnel technique compétent, la Société livrera énergiquement concurrence à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux siennes.

Il n'est aucunement certain que la Société réussira à mettre en valeur ou à acquérir des réserves supplémentaires à des conditions qui correspondent à ses objectifs de placement.

Remboursement de capital

Les parts de fiducie n'auront aucune valeur lorsque les réserves provenant des éléments d'actif sous-jacents de la Fiducie ne pourront plus être exploités de façon rentable et, par conséquent, les distributions en espèces ne représentent pas un « rendement » au sens traditionnel du terme, puisqu'elles représentent à la fois un remboursement de capital et un rendement du capital investi.

Financement supplémentaire

Dans la mesure où les sources de capital externes, y compris l'émission de parts de fiducie supplémentaires, deviennent limitées ou inaccessibles, la capacité de la Fiducie et de la Société d'investir les capitaux nécessaires pour maintenir ou augmenter les réserves de pétrole et de gaz naturel diminuera. Dans la mesure où la Fiducie ou la Société sont obligées d'utiliser les rentrées de fonds pour financer les dépenses en immobilisations ou pour faire l'acquisition de propriétés, les sommes en espèces distribuables seront réduites.

Historique d'exploitation limité

Comme la Société et la Fiducie n'ont été constituées que récemment, leur historique en matière d'exploitation est restreint; pour sa part, la Fiducie n'a effectué que des distributions limitées.

Incidences des dépenses en immobilisations futures

La valeur des réserves des propriétés, telle qu'elle a été estimée par McDaniel, est fondée en partie sur les rentrées de fonds qui doivent être produites dans les années à venir en raison des dépenses en immobilisations futures. La valeur des réserves des propriétés, telle qu'elle a été estimée par McDaniel, sera réduite dans la mesure où ces dépenses en immobilisations sur les propriétés n'atteignent pas le degré de succès escompté par McDaniel.

Volatilité du prix des marchandises

Les résultats d'exploitation et la situation financière de la Fiducie et, par conséquent, la PBN et les redevances directes, seront tributaires du prix touché à l'égard de la production de pétrole, de gaz naturel et de liquides de gaz naturel. Le prix du pétrole, du gaz naturel et des liquides de gaz naturel a fluctué grandement au cours des dernières années et est déterminé par les facteurs de l'offre et de la demande, y compris les conditions climatiques et la conjoncture économique générale ainsi que par la situation dans d'autres régions productrices de pétrole, facteurs qui sont indépendants de la volonté de la Société ou de la Fiducie. Le prix du pétrole tiré de la production au Canada tient également compte de la fluctuation du cours du change entre le dollar canadien et le dollar américain. Tout déclin du prix du pétrole et du gaz naturel ou toute augmentation des écarts pourrait avoir une incidence défavorable sur l'exploitation, la situation financière de la Fiducie ainsi que sur le montant des fonds disponibles aux fins de la mise en valeur de ses réserves de pétrole et de gaz naturel. La Société pourrait gérer le risque lié à la fluctuation du prix des marchandises et du cours du change en concluant des contrats de couverture des prix du pétrole brut et du gaz naturel et des contrats de change ou en faisant en sorte que la Fiducie en fasse autant. Dans la mesure où la Société ou la Fiducie exercent des activités de gestion du risque lié au prix des marchandises et au cours du change, elles seront assujetties au risque de crédit lié aux contreparties. En outre, les contrats de couverture des prix des marchandises peuvent nécessiter le paiement de marges qui pourraient avoir une incidence défavorable sur la capacité de la Fiducie d'effectuer des distributions aux porteurs de parts. La Société doit également respecter certains engagements continus en matière de couverture aux termes de la nouvelle facilité bancaire provisoire et de la nouvelle facilité bancaire. Une augmentation marquée du prix des marchandises pourrait avoir une incidence défavorable sur les espèces distribuables. Voir « Renseignements portant sur la Société – Couverture des prix des marchandises ».

Écart relatif au pétrole brut

La production de pétrole brut de la Société provenant des propriétés existantes et des nouvelles propriétés sera constituée d'environ 62,5 % de pétrole léger et moyen, de 36,5 % de pétrole lourd et de 1,2 % de gaz naturel et de LGN. Le traitement du pétrole moyen et du pétrole lourd est plus coûteux que celui du pétrole léger conventionnel et il en résulte des produits de valeur moindre par rapport au raffinage du pétrole léger; par conséquent, les producteurs de pétrole lourd ou de pétrole moyen obtiennent des prix à la tête du puits inférieurs. L'écart entre le pétrole léger et le pétrole lourd ou le pétrole moyen a varié considérablement au cours des dernières années et, lorsqu'il est considéré par rapport à la fluctuation du prix du pétrole léger, il augmente considérablement la volatilité du prix du pétrole lourd et du pétrole moyen. Toute augmentation de l'écart pourrait entraîner une diminution du prix obtenu pour le pétrole, le gaz naturel et les liquides de gaz naturel et avoir une incidence défavorable importante sur l'exploitation et la situation financière de la Fiducie et sur le montant des fonds disponibles aux fins de la mise en valeur de ses réserves de pétrole et de gaz naturel. La volatilité de l'écart découle de la disponibilité de l'offre, de la demande saisonnière, des contraintes des pipelines et de la capacité de conversion des raffineries, qui sont des facteurs indépendants de la volonté de la Fiducie ou de la Société.

Concurrence

Tous les aspects du secteur pétrolier et gazier font l'objet d'une forte concurrence. La Société et la Fiducie livreront une concurrence énergique pour obtenir du capital, recruter du personnel compétent, faire l'acquisition de terrains inexploités et de réserves, accéder à des appareils de forage, à des plates-formes d'entretien et à d'autre matériel, accéder à des installations de traitement et à des pipelines et se procurer une capacité de raffinage ainsi qu'à tous les égards de leur exploitation à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux leurs. Certaines de ces sociétés effectuent non seulement des travaux d'exploration, de mise en valeur et de production de pétrole et de gaz naturel, mais exercent

aussi des activités de raffinage et de commercialisation du pétrole et d'autres produits à l'échelle mondiale et ont ainsi des ressources plus étendues et variées à leur disposition.

Conflits d'intérêts éventuels

Certaines situations peuvent survenir où les administrateurs ou membres de la direction de la Société sont également administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec les intérêts de la Société et de la Fiducie. Il n'est aucunement certain que les possibilités décelées par ces membres du conseil seront communiquées à la Société et à la Fiducie. Voir « Conflits d'intérêts ».

Nature des parts de fiducie

Les titres tels que les parts de fiducie sont hybrides étant donné qu'ils partagent certains attributs communs aux titres de participation et aux titres d'emprunt. Les parts de fiducie diffèrent des titres d'emprunt étant donné qu'elles ne comportent aucun capital dû aux porteurs de parts. Les parts de fiducie ne constituent pas un mode de placement traditionnel dans le secteur pétrolier et gazier, et les épargnants ne devraient pas les considérer comme des actions de la Société. Les parts de fiducie représentent une participation dans la Fiducie. En tant que porteurs de parts de fiducie, les porteurs de parts ne bénéficient pas des droits prévus par la loi qui découlent habituellement de la propriété d'actions d'une société, par exemple le droit d'intenter un recours en cas d'abus ou une action oblique. Les placements autorisés, la PBN, les redevances directes et les droits contractuels connexes constituent le seul actif de la Fiducie. Le cours d'une part de fiducie sera fonction des espèces distribuables prévues, de la valeur des propriétés acquises par la Société, ainsi que du pouvoir de celle-ci d'obtenir la croissance à long terme de la valeur de la Fiducie. Le prix d'émission de chacune des parts de fiducie est supérieur à la valeur par part de fiducie des réserves des propriétés existantes. Le cours des parts de fiducie fluctue en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment les taux d'intérêt et la capacité de la Fiducie d'acquérir des propriétés de pétrole et de gaz naturel adéquates. L'évolution de la conjoncture du marché pourrait avoir des conséquences défavorables sur le cours des parts de fiducie.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité, à ce titre, qu'il s'agisse d'une responsabilité contractuelle ou délictuelle, relativement aux fonds de la Fiducie ou à ses obligations ou ses affaires, à l'égard d'un acte effectué par le fiduciaire ou par toute autre personne aux termes de l'acte de fiducie, à l'égard d'un acte ou d'une omission du fiduciaire ou de toute autre personne dans le cadre de l'exercice, ou de l'exercice réputé, d'une obligation, d'un pouvoir, d'un pouvoir discrétionnaire ou d'une autorité conféré au fiduciaire ou à cette autre personne aux termes des présentes ou à l'égard de toute opération conclue par le fiduciaire ou par toute autre personne aux termes de l'acte de fiducie. Aucun porteur de parts n'est tenu d'indemniser le fiduciaire ou cette autre personne à l'égard des responsabilités engagées par le fiduciaire ou ces personnes ou à l'égard des taxes et impôts payables par la Fiducie, par le fiduciaire ou par toute autre personne pour le compte de la Fiducie ou relativement à celle-ci. Nonobstant ce qui précède, si un tribunal compétent juge que la responsabilité des porteurs de parts est engagée, celle-ci se limitera aux fonds de la Fiducie, et la Fiducie (dans la mesure des fonds de la Fiducie) est responsable et tenue d'indemniser les porteurs de parts et de les tenir quittes des frais, des dommages, des responsabilités et des pertes qu'ils pourraient engager ou subir en raison du fait que leur responsabilité n'est pas limitée.

L'acte de fiducie prévoit également que tous les contrats qui sont signés par la Fiducie ou pour son compte, que ce soit par la Société, par le fiduciaire ou autrement, doivent prévoir (sauf selon ce dont le fiduciaire ou la Société peuvent autrement expressément convenir en ce qui a trait à leur propre responsabilité personnelle) une disposition selon laquelle les obligations du document en question ne lieront pas les porteurs de parts personnellement. Nonobstant les modalités de l'acte de fiducie, les porteurs de parts pourraient ne pas être protégés des responsabilités de la Fiducie dans la même mesure que l'actionnaire est protégé des responsabilités d'une société par actions. La responsabilité personnelle peut également découler de réclamations présentées contre la Fiducie (dans la mesure où des réclamations n'ont pas été satisfaites par celle-ci), autres que contractuelles, y compris des actions en responsabilité délictuelle, des créances fiscales et certaines autres responsabilités prévues par la loi, s'il y a lieu. Étant donné que la Société exerce toutes les activités commerciales, le conseil de Harvest considère comme peu probable que la responsabilité personnelle des porteurs de parts soit engagée.

La Fiducie et la Société, sa filiale en propriété exclusive, exercent leurs activités, et ont l'intention de continuer à le faire, en suivant les conseils de leurs conseillers juridiques, d'une manière et dans des territoires qui permettront aux porteurs de parts d'éviter, dans la mesure du possible, tout risque important d'engager leur responsabilité à l'égard de réclamations présentées contre la Fiducie, y compris en souscrivant une assurance appropriée, s'il y a lieu, à l'égard des activités de la Société et en faisant en sorte que les contrats signés par la Fiducie ou pour le compte de celle-ci comprennent une disposition selon laquelle ces obligations n'engagent pas la responsabilité personnelle des porteurs de parts.

Valeur liquidative

La valeur liquidative de la Fiducie variera selon un certain nombre de facteurs qui sont indépendants de la volonté de la direction, y compris le prix du pétrole et du gaz naturel. Le cours de négociation des parts de fiducie est également établi d'après un certain nombre de facteurs qui sont indépendants de la volonté de la direction et il pourrait être supérieur ou inférieur à la valeur liquidative de la Fiducie.

Modification du statut de la Fiducie en vertu des lois fiscales

Harvest est actuellement admissible à titre de fiducie de fonds commun de placement aux fins de la Loi de l'impôt et elle entend le demeurer; toutefois, si la Fiducie devait perdre son statut de fiducie de fonds commun de placement ou si une autorité fiscale compétente réussissait à le contester, cela pourrait avoir des incidences défavorables importantes, notamment les suivantes : (i) les parts de fiducie ne constitueraient plus des placements admissibles pour les régimes exonérés au moment où la Fiducie cesserait d'être une fiducie de fonds commun de placement. Si, à la fin d'un mois donné, un régime exonéré détient des parts de fiducie qui ne constituent pas des placements admissibles, le régime exonéré devra, à l'égard du mois en question, payer un impôt en vertu de la Partie XI.1 de la Loi de l'impôt correspondant à 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. Si un REER ou un FERR détient des parts de fiducie qui ne constituent pas des placements admissibles, il deviendra imposable relativement à son revenu attribuable aux parts de fiducie pendant que celles-ci ne constituent pas des placements admissibles. Les REEE qui détiennent des parts de fiducie qui ne constituent pas des placements admissibles pourraient voir leur enregistrement révoqué par l'Agence des douanes et du revenu du Canada; (ii) la Fiducie serait tenue de payer un impôt en vertu de la Partie XII.2 de la Loi de l'impôt sur certains types de revenus distribués aux porteurs de parts, y compris le revenu généré par les redevances pétrolières et gazières détenues par la Fiducie. Si la Fiducie devait payer l'impôt en vertu de la Partie XII.2 de la Loi de l'impôt, cela pourrait avoir des répercussions fiscales défavorables pour certains porteurs de parts, étant donné que le montant de l'impôt en question serait déduit du montant des espèces distribuables; (iii) la Fiducie ne pourrait plus se prévaloir du mécanisme de remboursement des gains en capital à sa disposition en vertu de la Loi de l'impôt si elle cessait d'être une fiducie de fonds commun de placement; (iv) les parts de fiducie détenues par les porteurs de parts qui ne sont pas des résidents du Canada deviendraient des biens canadiens imposables lorsque la Fiducie cesserait d'être une fiducie de fonds commun de placement. Ces porteurs de parts seraient assujettis à l'impôt sur le revenu canadien sur les gains réalisés au moment d'une disposition de parts de fiducie constituant des biens canadiens imposables et (v) la Fiducie serait assujettie à l'impôt minimum de remplacement en vertu de la Partie I de la Loi de l'impôt.

Structure de la Fiducie

La Fiducie pourrait prendre des mesures afin d'organiser ses affaires de manière à minimiser l'impôt et les autres frais qu'elle pourrait devoir payer relativement à son exploitation et à celle des filiales en exploitation et de manière à maximiser le montant des espèces distribuables aux porteurs de parts. Si une autorité fiscale ou autre réussit à contester la manière dont la Fiducie structure ses affaires, cela pourrait avoir une incidence sur le montant des espèces distribuables aux porteurs de parts.

VÉRIFICATEURS, AGENT CHARGÉ DE LA TENUE DES REGISTRES ET AGENT DES TRANSFERTS

Les vérificateurs de la Fiducie sont KPMG s.r.l., comptables agréés, 205, 5th Avenue, bureau 1200, Calgary (Alberta) T2P 4B9.

Valiant Trust Company, à son bureau principal situé à Calgary, en Alberta, et, par l'entremise de son co-agent, Equity Transfer Services Inc., aux bureaux de celui-ci situés à Toronto, en Ontario, est l'agent chargé de la tenue des registres et agent des transferts à l'égard des parts de fiducie.

CONTRATS IMPORTANTS

Exception faite des contrats qu'elles ont conclus dans le cours normal des affaires, les seuls contrats importants en vigueur conclus par la Fiducie ou par la Société au cours des deux dernières années sont les suivants :

1. l'acte de fiducie, dont il est question à la rubrique « Acte de fiducie »;

2. les conventions de financement provisoire, dont il est question à la rubrique « Description de la Fiducie – Emprunts de la Fiducie »;

3. la convention d'achat et de vente conclue entre Anadarko Canada Corporation et la Société en date du 1er août 2002 en vue de l'achat de certaines propriétés et redevances directes, dont il est question à la rubrique « Facteurs de risque – Litige ayant trait à l'acquisition de propriétés »;

4. la convention de prise ferme, dont il est question à la rubrique « Mode de placement »;

5. la convention relative à l'acquisition des nouvelles propriétés, dont il est question à la rubrique « Acquisition des nouvelles propriétés ».

Pendant la durée du placement des parts de fiducie, on peut consulter des copies des documents susmentionnés, pendant les heures d'ouverture habituelles, aux bureaux de Burnet, Duckworth & Palmer LLP, First Canadian Centre, 350, 7th Avenue S.W., bureau 1400, Calgary (Alberta) T2P 3N9.

ADMISSIBILITÉ À DES FINS DE PLACEMENT

Sous réserve de certaines hypothèses, limites et restrictions, de l'avis de Burnet, Duckworth & Palmer LLP, conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon s.r.l., conseillers juridiques des preneurs fermes, en date du présent prospectus, à la condition que la Fiducie soit admissible à titre de fiducie de fonds commun de placement au sens de la Loi de l'impôt, les parts de fiducie constitueront, à la date de leur émission, des placements admissibles pour les fiducies régies par un régime enregistré d'épargne-retraite, un fonds enregistré de revenu de retraite, un régime de participation différée aux bénéfices et un régime enregistré d'épargne-études en vertu de la Loi de l'impôt en vigueur à la date des présentes et d'après, en partie, une attestation de la Société quant à des questions de fait, et ne constitueront pas des « biens étrangers » au sens de cette loi.

LIENS ENTRE LA FIDUCIE ET UN CERTAIN PRENEUR FERME

Financière Banque Nationale Inc., un des preneurs fermes, est une filiale en propriété exclusive d'une banque à charte canadienne qui est un prêteur de la Société et envers laquelle celle-ci est endettée. Voir « Renseignements portant sur la Société – Emprunts de la Société » pour obtenir une description de la nouvelle facilité bancaire provisoire et de la nouvelle facilité bancaire devant être consenties par le prêteur de la nouvelle facilité bancaire. Par conséquent, la Fiducie peut être considérée comme un émetteur associé à Financière Banque Nationale Inc. aux fins de la réglementation sur les valeurs mobilières de certaines provinces. La décision de placer les parts de fiducie qui font l'objet des présentes a été prise, et les modalités du présent placement ont été établies, par voie de négociation entre la Société, pour le compte de la Fiducie, et Financière Banque Nationale Inc., pour le compte des preneurs fermes. La banque n'a participé ni à cette décision ni à l'établissement de ces modalités, mais elle a été informée de l'émission et des modalités de celle-ci. En conséquence de la présente émission, Financière Banque Nationale Inc. touchera sa part de la rémunération des preneurs fermes. En outre, la Fiducie a retenu les services de Financière Banque Nationale dans le cadre de l'acquisition des nouvelles propriétés et lui versera une rémunération lorsque l'acquisition des nouvelles propriétés sera réalisée.

DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

DROIT D'ACTION CONTRACTUEL EN NULLITÉ

Si le porteur d'une part de fiducie peut se prévaloir, en vertu des lois applicables, d'un recours en nullité en raison du fait que le présent prospectus ou une modification à celui-ci contient une information fausse ou trompeuse, le porteur aura droit, dans le cadre de ce recours en nullité, au remboursement de la somme intégrale qu'il aura versée à la Fiducie pour acquérir la part de fiducie. Si le porteur est un cessionnaire autorisé du porteur initial de la part de fiducie, il pourra bénéficier du recours en nullité et du remboursement prévus dans les présentes comme s'il était le souscripteur initial. Les recours décrits ci-dessus s'ajoutent aux autres droits ou recours dont disposent les porteurs de parts de fiducie en vertu de l'article 203 de la *Securities Act* (Alberta), de l'article 131 de la *Securities Act* (Colombie-Britannique), de l'article 130 de la *Loi sur les valeurs mobilières* (Ontario) et des articles similaires d'autres lois sur les valeurs mobilières applicables, ou autrement en vertu de la loi.

TABLE DES MATIÈRES DES ÉTATS FINANCIERS

Tableau des résultats des

PROPRIÉTÉS INITIALES

acquises auprès de Devon Canada Corporation

Exercices terminés les 31 décembre 2001, 2000 et 1999

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

À la demande de Harvest Operations Corp., nous avons vérifié le tableau des résultats des propriétés (les « propriétés initiales ») dont il est fait mention dans la convention d'achat et de vente datée du 28 mai 2002 conclue entre Harvest Operations Corp. et Devon Canada Corporation et Devon ARL Corporation, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001. La responsabilité de ces informations financières incombe à Harvest Operations Corp. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ce tableau donne, à tous les égards importants, une image fidèle des résultats des propriétés initiales dont il est fait mention dans la convention d'achat et de vente datée du 28 mai 2002, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001.

Comptables agréés

Calgary, Canada
Le 18 septembre 2002

PROPRIÉTÉS INITIALES

Tableau des résultats des propriétés initiales

	Six mois arrêtés aux 30 juin		Exercices terminés les 31 décembre		
	2002	2001	2001	2000	1999
	(non vérifié)		(vérifié)		
Produits	13 935 019 $	16 772 213 $	30 675 360 $	46 395 299 $	30 506 217 $
Redevances	(1 210 816)	(1 630 888)	(2 791 810)	(4 406 652)	(2 984 815)
	12 724 203	15 141 325	27 883 550	41 988 647	27 521 402
Frais d'exploitation	5 050 362	6 901 821	11 587 364	9 333 045	7 266 639
Bénéfice d'exploitation	7 673 841 $	8 239 504 $	16 296 186 $	32 655 602 $	20 254 763 $

Se reporter aux notes afférentes au tableau des résultats des propriétés initiales.

PROPRIÉTÉS INITIALES

Notes afférentes au tableau des résultats des propriétés initiales

Exercices terminés les 31 décembre 2001, 2000 et 1999
(L'information relative aux semestres arrêtés aux 30 juin 2002 et 2001 est non vérifiée.)

1. Mode de présentation

Le 28 mai 2002, Harvest Operations Corp. a conclu une convention d'achat et de vente en vue d'acquérir les propriétés de Thompson Lake (les « propriétés initiales ») auprès de Devon Canada Corporation et de Devon ARL Corporation (collectivement « Devon Canada »). La clôture de cette acquisition a eu lieu le 10 juillet 2002.

Le tableau des résultats des propriétés initiales inclut les activités d'exploitation des propriétés initiales qui ont été menées par Devon Canada.

Le tableau des résultats des propriétés initiales n'inclut que les montants qui ont trait à l'intérêt économique direct de Devon Canada dans les propriétés initiales.

Le tableau des résultats des propriétés initiales ne contient aucune provision au titre de l'épuisement et de l'amortissement, de la restauration des lieux, des coûts en capital futurs, de la *moins-value des propriétés non évaluées, des frais généraux et administratifs ainsi que* des impôts sur les bénéfices des propriétés initiales, étant donné que ces montants sont fondés sur les activités d'exploitation consolidées de Devon Canada, dont les propriétés initiales ne constituent qu'une simple partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de pétrole et de gaz naturel sont inscrits lorsque ces marchandises sont produites et vendues.

b) Redevances

Les redevances sont comptabilisées lorsque les marchandises sont produites et vendues. Les redevances sont calculées conformément aux règlements d'Alberta Energy ou aux dispositions des conventions de redevances individuelles.

c) Frais d'exploitation

Les frais d'exploitation comprennent les montants engagés pour amener le pétrole et le gaz naturel à la surface et pour les collecter, les transporter, les soumettre à un traitement préliminaire, les traiter et les entreposer. Les frais d'exploitation sont comptabilisés déduction faite des revenus de collecte, de traitement et de transport se rapportant aux propriétés initiales.

Tableau des résultats des

PROPRIÉTÉS ADDITIONNELLES

acquises auprès d'Anadarko Canada Corporation

Exercices terminés les 31 décembre 2001, 2000 et 1999

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

À la demande de Harvest Operations Corp., nous avons vérifié le tableau des résultats des propriétés (les « propriétés additionnelles ») dont il est fait mention dans la convention d'achat et de vente datée du 1er août 2002 conclue entre Harvest Operations Corp. et Anadarko Canada Corporation, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001. La responsabilité de ces informations financières incombe à Harvest Operations Corp. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ce tableau donne, à tous les égards importants, une image fidèle des résultats des propriétés additionnelles dont il est fait mention dans la convention d'achat et de vente datée du 1er août 2002, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001.

Comptables agréés

Calgary, Canada
Le 18 septembre 2002

PROPRIÉTÉS ADDITIONNELLES

Tableau des résultats des propriétés additionnelles

	Neuf mois arrêtés aux 30 septembre		Exercices terminés les 31 décembre		
	2002	2001	2001	2000	1999
	(non vérifié)		(vérifié)		
Produits	55 459 785 $	48 198 918 $	57 615 104 $	72 026 276 $	42 693 456 $
Redevances	(7 323 940)	(7 860 337)	(11 340 031)	(14 465 051)	(7 268 179)
	48 135 845	40 338 581	46 275 073	57 561 225	35 425 277
Frais d'exploitation	12 665 536	10 404 008	12 832 174	8 799 976	7 452 752
Bénéfice d'exploitation	35 470 309 $	29 934 573 $	33 442 899 $	48 761 249 $	27 972 525 $

Se reporter aux notes afférentes au tableau des résultats des propriétés additionnelles.

PROPRIÉTÉS ADDITIONNELLES

Notes afférentes au tableau des résultats des propriétés additionnelles

Exercices terminés les 31 décembre 2001, 2000 et 1999
(L'information relative aux neuf mois arrêtés aux 30 septembre 2002 et 2001 est non vérifiée.)

---

1. Mode de présentation

Le 1er août 2002, Harvest Operations Corp. a conclu une convention d'achat et de vente en vue d'acquérir les propriétés Hayter et Provost (les « propriétés additionnelles ») auprès d'Anadarko Canada Corporation (« Anadarko »). Cette acquisition a été conclue le 15 novembre 2002.

Le tableau des résultats des propriétés additionnelles inclut les activités d'exploitation des propriétés additionnelles qui ont été menées par Anadarko.

Le tableau des résultats des propriétés additionnelles n'inclut que les montants qui ont trait à l'intérêt économique direct d'Anadarko dans les propriétés additionnelles.

Le tableau des résultats des propriétés additionnelles ne contient aucune provision au titre de l'épuisement et de l'amortissement, de la restauration des lieux, des coûts en capital futurs, de la moins-value des propriétés non évaluées, des frais généraux et administratifs ainsi que des impôts sur les bénéfices des propriétés additionnelles, étant donné que ces montants sont fondés sur les activités d'exploitation consolidées d'Anadarko, dont les propriétés additionnelles ne constituent qu'une simple partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de pétrole et de gaz naturel sont inscrits lorsque ces marchandises sont produites et vendues.

b) Redevances

Les redevances sont comptabilisées lorsque les marchandises sont produites et vendues. Les redevances sont calculées conformément aux règlements d'Alberta Energy ou aux dispositions des conventions de redevances individuelles.

c) Frais d'exploitation

Les frais d'exploitation comprennent les montants engagés pour amener le pétrole et le gaz naturel à la surface, pour les collecter, les transporter, les soumettre à un traitement préliminaire, les traiter et les entreposer, ainsi que divers frais généraux d'exploitation déterminés par Anadarko.

Tableau des résultats des

NOUVELLES PROPRIÉTÉS

Exercices terminés les 31 décembre 2002, 2001 et 2000

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

À la demande de Harvest Operations Corp., nous avons vérifié le tableau des résultats des propriétés (les « nouvelles propriétés ») dont il est fait mention dans la convention d'achat et de vente datée du 1er octobre 2003 conclue entre Harvest Operations Corp. et le vendeur, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002. La responsabilité de ces informations financières incombe à Harvest Operations Corp. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ce tableau donne, à tous les égards importants, une image fidèle des résultats des nouvelles propriétés dont il est fait mention dans la convention d'achat et de vente datée du 29 juillet 2003, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002.

(signé) KPMG s.r.l.

Comptables agréés

Calgary, Canada
Le 3 octobre 2003

NOUVELLES PROPRIÉTÉS

Tableau des résultats des nouvelles propriétés

	Six mois arrêtés aux 30 juin		Exercices terminés les 31 décembre		
	2003	2002	2002	2001	2000
	(non vérifié)		(vérifié)		
Produits	40 370 829 $	41 430 860 $	85 270 787 $	89 172 498 $	119 482 399 $
Redevances	(8 442 778)	(8 902 827)	(18 163 421)	(19 099 841)	(27 813 069)
	31 928 051	32 528 033	67 107 366	70 072 657	91 669 330
Frais d'exploitation	12 694 582	11 823 970	24 688 372	22 610 861	25 202 098
Bénéfice d'exploitation	19 233 469 $	20 704 063 $	42 518 994 $	47 461 796 $	66 467 232 $

Se reporter aux notes afférentes au tableau des résultats des nouvelles propriétés.

NOUVELLES PROPRIÉTÉS

Notes afférentes au tableau des résultats des nouvelles propriétés

Exercices terminés les 31 décembre 2002, 2001 et 2000
(L'information relative aux six mois arrêtés aux 30 juin 2003 et 2002 est non vérifiée.)

---

1. Mode de présentation

Le 1er octobre 2003, Harvest Operations Corp. a conclu une convention d'achat et de vente en vue d'acquérir les propriétés (les « nouvelles propriétés ») auprès d'un vendeur sans lien de dépendance.

Le tableau des résultats des nouvelles propriétés inclut les activités d'exploitation des nouvelles propriétés qui ont été menées par les propriétaires précédents. Le tableau des résultats des nouvelles propriétés n'inclut que les montants qui ont trait à l'intérêt économique direct des propriétaires précédent dans les nouvelles propriétés.

Le tableau des résultats des nouvelles propriétés ne comprend aucune provision au titre de l'épuisement et de l'amortissement, de la restauration des lieux, des coûts en capital futurs, de la moins-value des propriétés non évaluées, des frais généraux et administratifs ainsi que des impôts sur les bénéfices des nouvelles propriétés, étant donné que ces montants sont fondés sur les activités d'exploitation consolidées des propriétaires précédents, dont les nouvelles propriétés ne constituent qu'une simple partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de pétrole et de gaz naturel sont inscrits lorsque ces marchandises sont produites et vendues.

b) Redevances

Les redevances sont comptabilisées lorsque les marchandises sont produites et vendues. Les redevances sont calculées conformément aux règlements d'Alberta Energy ou aux dispositions des conventions de redevances individuelles.

c) Frais d'exploitation

Les frais d'exploitation comprennent les montants engagés pour amener le pétrole et le gaz naturel à la surface et pour les collecter, les transporter, les soumettre à un traitement préliminaire, les traiter et les entreposer. Les frais d'exploitation sont comptabilisés déduction faite des revenus de collecte, de traitement et de transport se rapportant aux nouvelles propriétés.

États financiers consolidés de

Harvest Energy Trust

30 juin 2003

Harvest Energy Trust

Bilans consolidés

	30 juin 2003	31 décembre 2002
	(non vérifié)	*(vérifié)*
Actif		
Actif à court terme		
Espèces et placements à court terme	**1 180 609 $**	4 502 947 $
Débiteurs	**16 224 404**	13 577 870
Charges payées d'avance et dépôts	**2 398 553**	534 573
	19 803 566	18 615 390
Charges de financement reportées, déduction faite de l'amortissement	**1 406 840**	2 209 792
Impôts futurs	**1 034 476**	1 272 000
Immobilisations corporelles *(note 3)*	**97 876 800**	71 631 507
	120 121 682 $	93 728 689 $
Passif et avoir des porteurs de parts		
Passif à court terme		
Créditeurs et charges à payer	**10 063 054 $**	5 593 405 $
Distributions en espèces à payer	**2 447 510**	1 862 500
Intérêts courus à payer	**809 829**	389 349
Emprunt à vue *(note 2)*	**45 557 388**	45 286 396
Billet à payer *(note 3)*	**850 000**	–
Impôts des grandes sociétés exigibles	–	46 771
	59 727 781	53 178 421
Provision pour frais de restauration des lieux	**1 917 018**	544 178
	61 644 799	53 722 599
Avoir des porteurs de parts		
Capital des porteurs de parts *(note 4)*	**63 273 216**	36 727 997
Bénéfice cumulé	**10 052 141**	5 136 093
Surplus d'apport	**29 455**	4 500
Distributions en espèces cumulées	**(14 877 929)**	(1 862 500)
	58 476 883	40 006 090
	120 121 682 $	93 728 689 $

Événements postérieurs à la date du bilan (note 8)

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

État consolidé des résultats et du bénéfice cumulé
(non vérifié)

	Trimestre arrêté au 30 juin 2003	Semestre arrêté au 30 juin 2003
Produits		
Ventes de pétrole et de gaz naturel	24 639 326 $	50 869 382 $
Perte sur opérations de couverture	(3 726 594)	(12 296 276)
Redevances	114 359	170 133
Charges de redevances	(3 404 361)	(6 382 776)
	17 622 730	32 360 463
Charges		
Frais d'exploitation	6 595 988	13 400 411
Intérêts débiteurs et amortissement des charges de financement reporté	1 078 193	2 190 728
Frais généraux et administratifs	788 841	1 519 653
Frais de restauration des lieux et de remise en état	818 461	1 383 804
Amortissement et épuisement	6 936 073	12 148 215
Gain de change	(983 735)	(3 487 457)
	15 233 821	27 155 354
Bénéfice avant les impôts	2 388 909	5 205 109
Impôts		
Impôts des grandes sociétés	31 640	51 538
Charge d'impôts futurs	1 177 380	237 524
Bénéfice net de la période	1 179 889	4 916 047
Bénéfice cumulé au début de la période	8 872 252	5 136 094
Bénéfice cumulé à la fin de la période	10 052 141 $	10 052 141 $
Bénéfice par part de fiducie, de base	0,10 $	0,45 $
Bénéfice par part de fiducie, dilué	0,10 $	0,44 $

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

État consolidé des flux de trésorerie
(non vérifié)

	Trimestre arrêté au 30 juin 2003	Semestre arrêté au 30 juin 2003
Rentrées (sorties) de fonds :		
Activités d'exploitation		
Bénéfice net de la période	**1 179 889 $**	**4 916 047 $**
Éléments hors caisse		
Amortissement et épuisement	**6 936 073**	**12 148 215**
Restauration des lieux et remise en état	**818 461**	**1 383 804**
Gain de change	**(983 735)**	**(3 487 457)**
Amortissement des charges de financement	**406 476**	**812 950**
Charge d'impôts futurs	**1 177 380**	**237 524**
Rémunération à base de parts	**12 273**	**24 955**
Rentrées de fonds liées à l'exploitation	**9 546 817**	**16 036 038**
Variation du fonds de roulement hors caisse *(note 8)*	**(4 415 339)**	**868 612**
	5 131 478	**16 904 650**
Activités de financement		
Émission de parts de fiducie, déduction faite des frais	**–**	**14 096 181**
Émission de parts de fiducie en vertu du régime de réinvestissement des distributions déduction faite des frais	**2 824 164**	**4 099 037**
Augmentation de l'emprunt à vue	**27 747 640**	**33 379 065**
Remboursement de l'emprunt à vue	**(6 180 670)**	**(29 557 182)**
Distributions au comptant	**(6 767 077)**	**(12 430 419)**
Variation des soldes du fonds de roulement hors caisse liés aux activités de financement *(note 8)*	**218 285**	**585 010**
	17 842 342	**10 171 692**
Activités d'investissement		
Ajouts aux immobilisations corporelles	**(19 119 967)**	**(24 971 104)**
Acquisition d'une société fermée *(note 3)*	**(3 000 000)**	**(3 000 000)**
Variation des soldes du fonds de roulement hors caisse liés aux activités d'investissement *(note 8)*	**(1 438 815)**	**(2 427 576)**
	(23 558 782)	**(30 398 680)**
Diminution de l'encaisse et des placements à court terme	**(584 962)**	**(3 322 338)**
Encaisse et placements à court terme au début de la période	**1 765 571**	**4 502 947**
Encaisse et placements à court terme à la fin de la période	**1 180 609 $**	**1 180 609 $**
Intérêts payés au comptant	**889 682 $**	**945 344 $**
Impôts payés au comptant	**10 526 $**	**46 771 $**
Distributions au comptant par part *(note 4)*	**0,60 $**	**1,14 $**

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
30 juin 2003

1. Principales conventions comptables

Les présents états financiers consolidés intermédiaires de Harvest Energy Trust (la « Fiducie ») ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada (les « PCGR canadiens »). La préparation d'états financiers exige de la direction qu'elle fasse des estimations et pose des hypothèses qui influent sur les montants d'actifs et de passifs qui sont déclarés, sur la présentation des éventualités, s'il en est, à la date des états financiers et sur les montants de produits et charges qui sont présentés pour la période. De l'avis de la direction, ces états financiers ont été dressés selon un seuil raisonnable d'importance relative. Exception faite de ce qui est indiqué ci-dessous, ces états financiers consolidés intermédiaires ont été établis selon les principales conventions comptables qui ont été utilisées aux fins du rapport annuel de la Fiducie pour la période allant de sa formation, le 10 juillet 2002, au 31 décembre 2002 et qui sont décrites dans ce rapport, et devraient être lus à la lumière de celui-ci. Certains chiffres de la période antérieure ont été reclassés en fonction de la présentation adoptée pour la période à l'étude.

Ces états financiers consolidés englobent les comptes de Harvest Energy Trust et ceux de ses *filiales en propriété exclusive.*

2. Changement de convention comptable

L'Institut Canadien des Comptables Agréés a publié une prise de position en comptabilité qui porte sur le classement des dettes et qui doit être appliquée aux exercices ouverts à compter du 1er janvier 2002. Selon cette prise de position et les modalités dont est assortie la facilité de crédit de Harvest Operations, l'emprunt est classé dans le passif à court terme puisque le prêteur a le droit d'en exiger le remboursement le 30 avril 2004.

3. Acquisition d'une société fermée

Le 1er juin 2003, Harvest Energy Trust a acquis la totalité des actions ordinaires et la participation aux bénéfices nets d'une société fermée. La contrepartie totale qu'a versée la Fiducie a été de 10,1 millions de dollars et a été réglée par l'émission de 625 000 parts de fiducie au prix de 10,00 $ chacune *[note 4]*, par 3 millions de dollars au comptant et par un billet à ordre non garanti et remboursable sur demande de 850 000 $ portant intérêt au taux de 10 % par année en date du 27 juin 2003. Cette acquisition a été comptabilisée selon la méthode de l'acquisition.

Ce qui suit indique la juste valeur estimative des actifs acquis et des passifs pris en charge à la date d'acquisition. La Société n'ayant pas encore calculé de façon définitive les actifs acquis et les passifs pris en charge, la ventilation du prix d'achat pourrait changer.

3. Acquisition d'une société fermée (suite)

	Montant
Immobilisations corporelles	15 180 670 $
Fonds de roulement, montant net	(2 281 160)
Dette bancaire	(2 799 510)
	10 100 000 $

4. Capital des porteurs de parts

a) Autorisé

Le capital autorisé est constitué d'un nombre illimité de parts de fiducie.

b) Émis

	Nombre de parts	Montant
Au 31 décembre 2002	9 312 500	36 727 997 $
Exercice de bons de souscription i)	150 000	150 000
Exercice de bons de souscription spéciaux ii)	1 500 000	15 000 000
Acquisitions iii)	825 000	8 350 000
Émission en vertu du régime de réinvestissement des distributions iv)	450 051	4 399 037
Frais d'émission d'actions	–	(1 353 818)
Au 30 juin 2003	12 237 551	63 273 216 $

i) Le 24 janvier 2003, 150 000 parts de fiducie ont été émises à une société contrôlée par un administrateur de Harvest Operations par suite de l'exercice d'un bon de souscription. Le produit de 150 000 $ a été imputé au fonds de roulement.

ii) Le 7 mars 2003, 1 500 000 bons de soucription spéciaux ont été exercés en échange de parts de fiducie. Les bons de souscription spéciaux avaient été émis le 4 février 2003, ce qui avait donné lieu à un produit de 13 700 000 $, déduction faite de la rémunération des preneurs fermes au taux de 5 % et des frais d'émission d'environ 550 000 $.

iii) Le 27 mai 2003, la Fiducie a émis 200 000 parts de fiducie au prix de 10,50 $ chacune en guise de contrepartie à l'achat d'une propriété produisant du pétrole brut.

Le 27 juin 2003, la Fiducie a émis 625 000 parts de fiducie au prix de 10,00 $ chacune en guise de contrepartie partielle à l'achat d'une société fermée *[note 3]*.

4. Capital des porteurs de parts (suite)

b) Émis (suite)

iv) Le tableau ci-dessous résume l'émission de parts de fiducie aux termes du régime de réinvestissement des distributions (« RRD ») :

Mois de distribution	Date de clôture des registres	Date du versement	Parts de fiducie émises en vertu du RRD	Montant
Janvier	31 janvier 2003	17 février 2003	79 208	794 650 $
Février	28 février 2003	17 mars 2003	73 230	780 223
Mars	31 mars 2003	15 avril 2003	96 019	907 805
Avril	30 avril 2003	15 mai 2003	98 535	925 662
Mai	31 mai 2003	16 juin 2003	103 059	990 697
Au 30 juin 2003			450 051	4 399 037 $

c) Données par part

Le tableau ci-dessous indique les parts de fiducie ayant servi à calculer le bénéfice par part de fiducie :

	Trimestre arrêté au 30 juin 2003	Semestre arrêté au 30 juin 2003
Nombre moyen pondéré de parts de fiducie en circulation, de base	11 351 728	10 891 161
Incidence des droits sur parts de fiducie	226 795	190 578
Nombre moyen pondéré de parts de fiducie en circulation, dilué	11 578 523	11 081 739

5. Régime de rémunération incitative à base de parts de fiducie

Un régime de rémunération incitative à base de parts de fiducie a été mis en place. En vertu de ce régime, la Fiducie est autorisée à octroyer des droits incessibles visant l'achat de parts de fiducie aux administrateurs, aux dirigeants, aux conseillers, aux salariés et à d'autres prestataires de services. Ces droits visent un total de 1 121 000 parts de fiducie. Le prix d'exercice initial des droits octroyés dans le cadre du régime est égal au cours de clôture la veille de la date à laquelle les droits sont octroyés. Les droits ont une durée maximale de cinq ans. Le prix d'exercice des droits est révisé à la baisse de temps à autre en fonction des distributions en espèces

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
30 juin 2003

5. Régime de rémunération incitative à base de parts de fiducie (suite)

qui sont faites à l'égard des parts de fiducie lorsque le taux de distribution minimum est atteint. Le tableau ci-dessous indique le nombre de parts de fiducie qui sont réservées à des fins d'émission aux termes du régime de rémunération incitative à base de parts de fiducie :

	Droits sur parts de fiducie	Prix d'exercice moyen pondéré
En circulation au 31 décembre 2002	787 500	7,80 $
Octroyés le 24 janvier 2003	32 500	10,21
Octroyés le 14 février 2003	34 500	10,75
Réduction du prix d'exercice en raison des distributions	–	(1,20)
Au 30 juin 2003	854 500	6,58 $

Tous les droits sur parts de fiducie en circulation deviennent acquis en tranches égales sur une période de quatre ans à la date anniversaire de leur attribution.

Conformément au chapitre 3870, *Rémunérations et autres paiements à base d'actions*, du *Manuel de l'ICCA*, la Fiducie a choisi de ne pas comptabiliser de charge de rémunération lorsque des droits sur parts de fiducie ne prévoyant aucun règlement en espèces sont octroyés aux salariés et aux administrateurs dans le cadre du régime de rémunération incitative à base de parts de fiducie. La juste valeur des droits sur parts de fiducie octroyés aux administrateurs, aux dirigeants et aux salariés a été établie à l'aide d'un modèle binomial d'évaluation d'options. La Fiducie a utilisé le modèle binomial parce qu'il permet de calculer la juste valeur d'un droit sur parts de fiducie dont le prix d'exercice diminue en fonction des distributions versées depuis la date d'émission jusqu'à la date d'acquisition des droits.

Afin d'établir les informations sur la juste valeur qui sont fournies ci-dessous, la juste valeur de chaque droit a été estimée à la date d'attribution en fonction des hypothèses moyennes pondérées suivantes :

Volatilité prévue	27,5 %
Taux d'intérêt sans risque	3 %
Durée de vie prévue des droits sur parts de fiducie	4 ans
Distribution annuelle estimative par part	2,40 $

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
30 juin 2003

5. Régime de rémunération incitative à base de parts de fiducie (suite)

Pour établir les informations pro forma, la juste valeur estimative des droits sur parts de fiducie est amortie sur les périodes d'acquisition de tels droits. Le bénéfice net pro forma et le bénéfice pro forma par part de fiducie auraient été comptabilisés comme suit :

		Trimestre arrêté au 30 juin 2003	Semestre arrêté au 30 juin 2003
Bénéfice net	Présenté	1 179 889 $	4 916 047 $
	Pro forma	738 196 $	4 037 245 $
Bénéfice par part – de base	Présenté	0,10 $	0,45 $
	Pro forma	0,07 $	0,37 $
Bénéfice par part – dilué	Présenté	0,10 $	0,44 $
	Pro forma	0,06 $	0,36 $

Relativement aux droits sur parts de fiducie émis à des non-salariés, la Fiducie a, au cours du trimestre et du semestre à l'étude, constaté respectivement 12 273 $ et 24 546 $ en tant que charges de rémunération et a inclus ces montants dans les frais généraux et administratifs présentés à l'état consolidé des résultats et du bénéfice cumulé.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
30 juin 2003

6. Instruments financiers

La Fiducie a recours à des contrats de vente de pétrole et à des instruments financiers dérivés pour atténuer l'incidence des fluctuations des prix des marchandises sur les prix qu'elle obtient. Ce qui suit résume les contrats de vente de pétrole comportant des caractéristiques de swap de prix ou de tunnel au 30 juin 2003 et dont les prix de vente futurs sont fixes :

Swaps	Durée	Prix par baril	Évaluation à la valeur du marché Gain (perte)
1 000 b/j	Juillet à septembre 2003	37,10 $ CA	(277 718) $
1 000 b/j	Octobre à décembre 2003	36,63 $ CA	(155 834) $
1 510 b/j	Janvier à mars 2004	23,23 $ US	(697 743) $
1 300 b/j	Janvier à mars 2004	24,33 $ US	(426 279) $
500 b/j	Janvier à décembre 2004	24,12 $ US	(447 354) $
500 b/j	Janvier à décembre 2004	24,25 $ US	(415 200) $
1 430 b/j	Avril à juin 2004	22,93 $ US	(567 192) $
1 200 b/j	Avril à juin 2004	25,50 $ US	(383 485) $
1 380 b/j	Juillet à septembre 2004	22,70 $ US	(487 748) $
500 b/j	Juillet à septembre 2004	24,56 $ US	(60 761) $
1 325 b/j	Octobre à décembre 2004	22,54 $ US	(409 012) $
500 b/j	Octobre à décembre 2004	24,03 $ US	(61 452) $
500 b/j	Janvier à décembre 2005	24,00 $ US	(19 931) $
1 100 b/j	Janvier à mars 2005	22,38 $ US	(303 940) $
1 030 b/j	Avril à juin 2005	22,18 $ US	(282 152) $
	Swaps fondés sur l'écart du mélange du pétrole brut Lloydminster		
2 000 b/j	Janvier à décembre 2004	(7,75) $ US	1 731 396 $
1 100 b/j	Janvier à décembre 2004	(8,20) $ US	643 090 $

Options de vente vendues	Durée	Prix par baril	Évaluation à la valeur du marché Perte
500 b/j	Janvier à décembre 2004	Option de vente vendue 15,50 $ US	(44 522) $
1 000 b/j	Janvier à décembre 2004	Option de vente vendue 18,00 $ US	(173 140) $

6. Instruments financiers (suite)

Tunnels	Durée	Prix par baril	Évaluation à la valeur du marché Gain (perte)
500 b/j	Juillet à septembre 2003	35,40 $ - 38,40 $ CA	(79 059) $
500 b/j	Octobre à décembre 2003	35,50 $ - 37,35 $ CA	(44 797) $
1 000 b/j	Janvier à décembre 2004	23,00 $ - 27,95 $ US	0 $

La Fiducie a également conclu un contrat visant la livraison, au vendeur de la propriété, de 6 000 b/j du mélange de pétrole brut Lloydminster jusqu'au 31 décembre 2003. Ce contrat oblige la Fiducie à acheter environ 1 000 b/j de diluants qu'elle doit mélanger à sa production afin de satisfaire aux exigences en matière de qualité du pétrole à la destination de livraison. Aux termes de ce contrat, la Fiducie obtient un prix équivalant au prix mensuel du WTI à la NYMEX, moins un écart fixe de 8,23 $ US par baril, ce prix ne pouvant être inférieur à 14,40 $ US le baril ou supérieur à 17,24 $ US le baril.

Le tableau ci-dessous présente un sommaire des swaps de couverture des prix de l'électricité que Harvest Operations avait conclus au 30 juin 2003 afin de fixer le coût de sa consommation d'électricité future :

Swaps	Durée	Prix par mégawatt	Évaluation à la valeur du marché Gain (perte)
5 MW	Janvier à décembre 2003	46,30 $ CA	308 790 $
5 MW	Janvier à décembre 2004	46,00 $ CA	32 850 $
5 MW	Janvier à décembre 2004	46,00 $ CA	32 850 $
5 MW	Janvier à décembre 2005	43,00 $ CA	(21 900) $
9,75 MW	Avril 2003 à mars 2006	44,50 $ CA	916 022 $

Au 30 juin 2003, la perte non réalisée et évaluée à la valeur du marché de tous les contrats sur instruments financiers dérivés conclus par Harvest Operations était d'environ 1 704 799 $. Harvest Operations Corp. a versé un dépôt aux contreparties à certains de ces contrats selon leur valeur évaluée à la valeur du marché à la fin du jour de négociation. Au 30 juin 2003, ce montant totalisait 1 733 008 $ et était inscrit dans le solde des charges payées d'avance et dépôts.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
30 juin 2003

7. Variation du fonds de roulement hors caisse

	Trimestre arrêté au 30 juin 2003	Semestre arrêté au 30 juin 2003
Variation des éléments du fonds de roulement hors caisse		
Débiteurs	(2 958 028)$	(1 810 351)$
Charges payées d'avance et dépôts	(850 833)	(1 834 215)
Créditeurs et charges à payer	(1 575 528)	1 711 765
Distributions en espèces à verser	224 523	585 010
Intérêts courus à payer	(459 367)	420 480
Impôt des grandes sociétés exigible	(10 398)	(46 643)
	(5 629 631)$	(973 954)$
Variation liées aux activités d'exploitation	(4 415 339)$	868 612 $
Créditeurs et charges à payer	224 523	585 010
Distributions en espèces à verser	(1 438 815)	(2 427 576)
	(5 629 631)$	(973 954)$

8. Événements postérieurs à la date du bilan

Le 14 juillet 2003, la Fiducie a annoncé une distribution en espèces de 0,20 $ par part aux porteurs de parts inscrits le 31 juillet 2003. Cette distribution a été versée le 15 août 2003 et a été sous forme de 1 478 783 $ au comptant et de 92 818 parts de fiducie qui ont été émises contre un montant de 989 612 $ au réinvestissement des distributions conformément au régime de réinvestissement et de celui d'achat optionnel de parts.

Le 15 juillet 2003, la Fiducie a versé aux porteurs de parts inscrits le 30 juin 2003 la distribution de 0,20 $ par part qu'elle avait annoncée le 16 juin 2003. La distribution a été sous forme de 1 457 793 $ au comptant et de 104 425 parts de fiducie qui ont été émises contre un montant de 989 718 $ au réinvestissement des distributions conformément au régime de réinvestissement et de celui d'achat optionnel de parts.

8. Événements postérieurs à la date du bilan (suite)

Dans la période allant du 15 au 18 juillet 2003, la Fiducie a émis 31 000 autres droits sur parts de fiducie à des salariés de Harvest Operations Corp. Le prix d'exercice initial des droits octroyés aux termes du régime correspond au cours de clôture la veille de la date à laquelle les droits sont octroyés. Les droits ont une durée maximale de cinq ans. Le prix d'exercice moyen des droits octroyés était de 10,23 $. Leur prix d'exercice est révisé à la baisse de temps à autre en fonction des distributions en espèces qui sont faites à l'égard des parts de fiducie lorsque le taux de distribution minimum est atteint. Tous les droits sur parts de fiducie en circulation deviennent acquis en tranches égales sur une période de quatre ans à la date anniversaire de leur attribution.

Le 28 juillet 2003, la Fiducie a conclu la convention de financement provisoire par capitaux propres (la « convention ») avec une société qui est contrôlée par un administrateur de Harvest Operations Corp. et un administrateur de Harvest Operations Corp. La convention prévoit des avances pouvant aller jusqu'à 40 millions de dollars, avec des versements trimestriels des intérêts à terme échu au taux annuel de 10 %. Le capital doit être remboursé intégralement d'ici le 1er janvier 2005, ou, au gré de la Fiducie, une tranche du capital peut être remboursée à tout moment au cours de cette période. La Fiducie a également l'option de verser les intérêts courus et de rembourser le capital à la date d'échéance sous forme de parts de fiducie. Aux fins de l'option de règlement sous forme de parts de fiducie, le montant à régler est fondé sur le nombre équivalent de parts de fiducie et 90 % du cours moyen pondéré des parts de fiducie à la TSX au cours des dix jours de bourse précédant immédiatement la date du règlement. Le 29 juillet 2003, la Fiducie a touché des avances de 11 millions de dollars aux termes de la convention afin de financer le dépôt à verser dans le cadre de l'acquisition de propriétés pétrolifères productives située au sud-est de la Saskatchewan. Le 29 septembre 2003, la Fiducie a touché d'autres avances de 22,5 millions de dollars en vertu de la convention pour aider la Société à effectuer le remboursement de sa facilité bancaire existante, en date du 30 septembre 2003. Le 1er octobre 2003, la Fiducie a payé des intérêts de 205 205 $ relativement aux montants avancés et en cours durant la période allant du 29 juillet 2003 au 30 septembre 2003.

Le 29 septembre 2003, la Fiducie a conclu une convention de financement provisoire (le « financement provisoire ») avec une société contrôlée par un administrateur de Harvest Operations Corp. et un administrateur de Harvest Operations Corp. Le financement provisoire prévoit des avances pouvant aller jusqu'à 30 millions de dollars, avec des versements trimestriels des intérêts à terme échu au taux annuel de 10 %. Le capital doit être remboursé intégralement d'ici le 1er janvier 2005. Le 29 septembre 2003, la Fiducie a touché des avances de 25 millions de dollars en vertu du financement provisoire afin d'aider la Société à effectuer le remboursement de sa facilité bancaire existante, en date du 30 septembre 2003. Le 1er octobre 2003, la Fiducie a remboursé un montant de 11 millions de dollars sur le capital et des intérêts de 13 699 $ relativement aux montants avancés et en cours durant la période allant du 29 septembre au 30 septembre 2003. Le solde de 14 millions de dollars des avances plus les intérêts courus aux termes du financement provisoire seront remboursés par le produit du placement de parts ou par des montants prélevés sur la nouvelle facilité bancaire.

8. Événements postérieurs à la date du bilan (suite)

Après le 30 juin 2003, la Société a accepté une feuille de modalités de prêt pour une nouvelle facilité bancaire qui lui sera consentie par un consortium de banques à charte canadiennes (la « nouvelle facilité bancaire »). Devant être disponible au moment de la conclusion de l'acquisition des nouvelles propriétés, la nouvelle facilité bancaire est constituée d'un emprunt à vue dégressif renouvelable de 105 millions de dollars dont la disponibilité décroît de 4,5 millions de dollars le dernier jour de chaque mois civil à compter du 31 juillet 2003. Elle porte intérêt à des taux variables fondés sur le taux préférentiel des prêteurs ou sur les taux du marché pour les acceptations bancaires majorés d'une marge établie en fonction des variations de certains ratios financiers. De plus, le 3 octobre 2003, la Société a conclu une facilité bancaire provisoire (la « facilité provisoire ») et, par la suite, a remboursé des emprunts et des intérêts impayés de 2 902 990 $ afin de régler la facilité bancaire de Westcastle Energy Inc. Les emprunts en vertu de la facilité provisoire portent intérêt aux taux bancaire préférentiel majoré de ½ pourcent. Tout montant prélevé sur la facilité bancaire provisoire sera remboursé par des montants prélevés sur la nouvelle facilité bancaire.

Le 30 septembre 2003, Harvest Operations Corp. a réglé sa facilité bancaire initiale par le versement de 48 113 175 $, soit le remboursement des emprunts en cours et des intérêts courus et impayés et d'autres frais. Les fonds nécessaires au remboursement ont été fournis par la Fiducie sous forme d'avances en vertu de la convention de financement provisoire par capitaux propres et de la convention de financement provisoire et d'un montant de 613 175 $ du fonds de roulement de Harvest Operations Corp.

Le 1er octobre 2003, Harvest Operations Corp. a conclu une entente visant l'acquisition de propriétés pétrolifères productives situées au sud-est de la Saskatchewan pour un prix d'achat d'environ 81,1 millions de dollars, y compris les ajustements de clôture et des coûts de 2 millions de dollars.

Le 31 juillet 2003, Harvest Operations Corp. a conclu un contrat d'achat d'électricité aux termes duquel elle obtiendra 5 MW par heure à un prix de 45,50 $ le MW entre le 1er janvier 2004 et le 1er janvier 2005 et un rendement thermique fondé sur le prix de l'électricité de 8,40 GJ/MWh entre le 1er janvier 2005 et le 1er janvier 2006.

Le 20 août 2003, la Fiducie a annoncé une distribution en espèces de 0,20 $ par part aux porteurs de parts inscrits le 29 août 2003. Cette distribution sera versée le 15 septembre 2003 et totalisera 2 486 959 $.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
30 juin 2003

8. Événements postérieurs à la date du bilan (suite)

Ce qui suit résume les contrats de vente de pétrole comportant des caractéristiques de swap de prix ou de tunnel, contrats que Harvest Operations Corp. a conclus après le 30 juin 2003 et dont les prix d'achat et de vente futurs sont fixes :

Date de l'opération	Option de vente achetée (vendue)	Durée	Prix par baril
11 juillet 2003	(1 000 b/j)	Janvier à décembre 2004	18,00 $ US
11 juillet 2003	1 000 b/j	Janvier à décembre 2004	25,00 $ US

Date de l'opération	Option d'achat	Durée	Prix par baril
11 juillet 2003	(1 000 b/j)	Janvier à décembre 2004	28,25 $ US

Le 7 octobre 2003, la Fiducie a conclu une convention de prise ferme relativement à l'émission de 3 750 000 parts de fiducie à un prix d'émission de 12 $ par part, pour un produit brut de 45 millions de dollars.

États financiers consolidés

Harvest Energy Trust

31 décembre 2002

Rapport des vérificateurs au fiduciaire de Harvest Energy Trust et aux administrateurs de Harvest Operations Corp.

Nous avons vérifié le bilan consolidé de Harvest Energy Trust au 31 décembre 2002 et les états consolidés des résultats et du bénéfice cumulé et des flux de trésorerie de la période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002. La responsabilité de ces états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Fiducie au 31 décembre 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour la période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002 selon les principes comptables généralement reconnus du Canada.

Comptables agréés

Calgary, Canada
Le 21 mars 2003

Harvest Energy Trust

Bilan consolidé

	Au 31 décembre 2002
Actif	
Actif à court terme	
Encaisse et placements à court terme	4 502 947 $
Débiteurs	13 577 870
Charges payées d'avance	409 573
	18 490 390
Frais de financement reportés, déduction faite de l'amortissement	2 209 792
Fonds pour la restauration des lieux *[note 3]*	125 000
Impôts futurs *[note 9]*	1 272 000
Immobilisations corporelles, montant net *[note 4]*	71 631 507
	93 728 689$
Passif et avoir des porteurs de parts	
Passif à court terme	
Créditeurs et charges à payer	5 593 405 $
Distributions en espèces à payer	1 862 500
Intérêts courus à payer	389 349
Impôt des grandes sociétés exigible	46 771
	7 892 025
Dette à long terme *[note 5]*	45 286 396
Frais de restauration et de remise en état des lieux *[note 3]*	544 178
	53 722 599
Engagements et éventualités [note 13]	
Avoir des porteurs de parts	
Capital des porteurs de parts *[note 6]*	36 727 997
Bénéfice cumulé	5 136 093
Surplus d'apport *[note 7]*	4 500
Distributions en espèces cumulées	(1 862 500)
	40 006 090
	93 728 689 $

Événements postérieurs à la date du bilan [note 12]

Se reporter aux notes afférentes aux états financiers consolidés.
Approuvé par le conseil d'administration :

« John A. Brussa » , administrateur

« Hector J. McFadyen » , administrateur

Harvest Energy Trust

État consolidé des résultats et du bénéfice cumulé

Période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002

Produits	
Ventes de pétrole et de gaz naturel, déduction faite des opérations de couverture	21 699 861 $
Redevances	(2 864 411)
Revenu de redevances	119 982
	18 955 432
Charges	
Frais d'exploitation	6 396 294
Intérêts débiteurs et amortissement des frais de financement	2 046 406
Intérêts sur la dette à long terme	599 137
Frais généraux et administratifs	576 780
Frais de restauration et de remise en état des lieux	544 178
Épuisement et amortissement	5 136 829
Gain de change	(255 056)
	15 044 568
Bénéfice avant les impôts	3 910 864
Impôts	
Impôt des grandes sociétés	46 771
Recouvrement d'impôts futurs *[note 9]*	(1 272 000)
Bénéfice net de la période, soit le bénéfice cumulé	5 136 093 $
Bénéfice de base par part de fiducie *[note 6]*	3,69 $
Bénéfice dilué par part de fiducie *[note 6]*	3,46 $

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

État consolidé des flux de trésorerie

Période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002

Flux de trésorerie liés aux activités suivantes :	
Activités d'exploitation	
Bénéfice net de la période	5 136 093 $
Éléments sans effet sur la trésorerie :	
Épuisement et amortissement	5 136 829
Amortissement des frais de financement	209 788
Frais de restauration et de remise en état des lieux	544 178
Gain de change	(255 056)
Rémunération à base de parts	4 500
Recouvrement d'impôts futurs	(1 272 000)
Rentrées de fonds nettes liées aux activités d'exploitation	9 504 332
Variation des éléments hors caisse du fonds de roulement *[note 11]*	(6 974 243)
	2 530 089
Activités de financement	
Émission de parts de fiducie, déduction faite des frais	31 727 997
Charges reportées	(2 419 580)
Financement initial	55 041 491
Remboursement du financement initial	(55 041 491)
Émission de débentures	5 000 000
Émission de titres d'emprunt à long terme	60 202 789
Remboursement de titres d'emprunt à long terme	(14 661 337)
Variation des éléments hors caisse du fonds de roulement *[note 11]*	781 049
	80 630 918
Activités d'investissement	
Acquisition de propriétés	(76 153 324)
Nouvelles immobilisations corporelles	(770 162)
Produit de la cession d'immobilisations corporelles	155 150
Fonds de remise en état	(125 000)
Variation des éléments hors caisse du fonds de roulement *[note 11]*	(1 764 724)
	(78 658 060)
Augmentation de l'encaisse et des placements à court terme	4 502 947
Encaisse et placements à court terme au début de la période	–
Encaisse et placements à court terme à la fin de la période	4 502 947 $
Intérêts versés en espèces	1 886 921 $
Impôts versés en espèces	– $
Distribution en espèces par part de fiducie	0,20 $

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

1. Structure de la Fiducie

Harvest Energy Trust (la « Fiducie ») est une société de placement à capital variable sans personnalité morale qui a été constituée en vertu des lois de la province d'Alberta. Conformément à un acte de fiducie et à une convention d'administration, la Fiducie est gérée par sa filiale en propriété exclusive, Harvest Operations Corp. (« Harvest Operations »). La Fiducie acquiert et détient des participations aux bénéfices nets dans des propriétés pétrolifères et gazéifères qui sont acquises et détenues par Harvest Operations.

Les porteurs des parts de fiducie sont les bénéficiaires de la Fiducie. Tous les mois, la Fiducie distribue ses espèces à distribuer aux porteurs de parts inscrits le dernier jour de chaque mois civil. Le montant des distributions par part de fiducie est égal à la quote-part du bénéfice net de la Fiducie (y compris les redevances directes reçues, les participations aux bénéfices nets dans des propriétés pétrolifères et gazéifères et les redevances à la Couronne non déductibles par Harvest Operations aux fins fiscales), des dividendes de Harvest Operations, des crédits d'impôt de l'Alberta au titre des redevances reçus moins les charges (y compris les intérêts débiteurs et les montants nets remboursés sur la dette) et des gains en capital nets réalisés de la Fiducie, moins un montant approprié affecté au fonds de roulement.

2. Principales conventions comptables

Les présents états financiers consolidés de la Fiducie ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada (« PCGR du Canada »).

a) *Consolidation*

Les états financiers consolidés comprennent les comptes de la Fiducie et de sa filiale en propriété exclusive, Harvest Operations. Tous les soldes et opérations interentités ont été éliminés de la consolidation.

b) Recours à des estimations

La préparation d'états financiers exige que la direction fasse des estimations et qu'elle pose des hypothèses qui ont une incidence sur les montants déclarés des éléments d'actif et de passif et sur les informations présentées à l'égard des éventualités à la date du bilan, ainsi que sur les montants présentés au titre des produits et des charges de la période. En particulier, les montants inscrits pour l'épuisement et l'amortissement et pour la restauration et la remise en état des lieux et les montants utilisés aux fins du calcul de la limite maximale sont fondés sur des estimations des réserves de pétrole et de gaz naturel et des coûts futurs qui devront être engagés pour mettre en valeur ces réserves. De par leur nature, ces estimations font l'objet d'une incertitude relative à la mesure.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

2. *Principales conventions comptables (suite)*

c) Constatation des produits

Les produits tirés de la vente du pétrole brut, du gaz naturel et des liquides de gaz naturel de Harvest Operations sont constatés lorsque le droit de propriété est transféré de cette dernière à son client.

d) Encaisse et placements à court terme

Les placements à court terme dont l'échéance est inférieure à trois mois sont considérés comme des quasi-espèces et sont comptabilisés au coût, qui se rapproche de la valeur au marché de ces placements.

e) Consolidation proportionnelle

Harvest Operations exerce la quasi-totalité de ses activités de production de pétrole et de gaz naturel par l'intermédiaire de coentreprises, et les comptes reflètent uniquement le pourcentage de participation des coentreprises dans ces activités.

f) Immobilisations corporelles

La Fiducie applique la méthode de la capitalisation du coût entier. Tous les coûts d'acquisition de propriétés pétrolifères et gazéifères et les coûts d'exploration et de mise en valeur connexes, y compris les frais indirects imputables directement à ces activités, sont capitalisés et accumulés dans un seul centre de coûts. Les frais d'entretien et de réparation sont passés en charges. Les remplacements et les améliorations qui ont pour effet de prolonger la durée économique des immobilisations sont capitalisés.

Les gains et les pertes réalisés à la cession de propriétés pétrolifères et gazéifères ne sont constatés que dans les cas où la cession de ces propriétés a pour effet de modifier le taux d'épuisement de 20 % ou plus.

Limite maximale

La Fiducie limite le total des coûts des immobilisations qui peuvent être reportés et imputés aux résultats de périodes futures (la « limite maximale »). La limite maximale est un critère de récupération des coûts selon lequel les coûts capitalisés, moins l'épuisement cumulé, les frais de restauration des lieux et le coût des terrains non prouvés ou leur valeur marchande, si elle est inférieure, sont plafonnés au montant qui correspond aux produits d'exploitation nets futurs estimatifs non actualisés qui seront tirés des réserves prouvées, moins les frais généraux et administratifs, les frais de restauration de lieux, les frais de gestion, les frais de financement futurs et les impôts sur les bénéfices applicables. Les coûts et les prix en vigueur à la date du bilan sont utilisés aux fins de ce calcul. Tous les coûts inscrits au bilan qui excèdent la limite maximale sont passés en charges.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

2. Principales conventions comptables (suite)

Provision pour frais de restauration et de remise en état des lieux

La Fiducie constitue une provision pour les frais futurs de restauration et de remise en état des lieux qui est fondée sur les estimations faites par la direction et amortie selon la méthode de l'amortissement proportionnel à l'utilisation. Les frais réels de restauration des lieux sont imputés à l'élément de passif cumulé.

Épuisement et amortissement

La provision pour épuisement et amortissement des biens pétroliers et gaziers est établie selon la méthode de l'amortissement proportionnel à l'utilisation, en fonction des réserves prouvées avant les redevances, telles qu'elles ont été estimées par des ingénieurs indépendants spécialistes des gisements de pétrole. Le calcul de la provision est fondé sur les coûts capitalisés des biens pétroliers et gaziers plus les coûts estimatifs futurs de mise en valeur des réserves prouvées inexploitées. Les réserves sont converties en unités équivalentes à raison de six mille pieds cubes de gaz naturel pour un baril de pétrole.

Le mobilier et le matériel de bureau sont amortis à des taux qui varient de 20 % à 33 % par an.

g) Impôts sur les bénéfices

La Fiducie est une entité imposable en vertu de la Loi de l'impôt sur le revenu (Canada) et elle est imposée uniquement sur le bénéfice qui n'est pas distribué ou distribuable aux porteurs de parts. Comme la Fiducie entend distribuer la totalité de son bénéfice imposable aux porteurs de parts et qu'elle satisfait aux exigences de la Loi de l'impôt sur le revenu (Canada) en ce qui concerne les fiducies, elle constitue une provision pour les impôts sur les bénéfices selon la méthode des impôts exigibles.

Harvest Operations comptabilise les impôts sur les bénéfices selon la méthode axée sur le bilan. Selon cette méthode, des actifs et des passifs d'impôts sur les bénéfices sont constatés à l'égard de l'incidence fiscale estimative des écarts entre les montants présentés dans les états financiers et leurs valeurs fiscales respectives, et ils sont calculés aux taux d'imposition en vigueur ou pratiquement en vigueur. L'incidence d'une modification des taux d'imposition sur les actifs et passifs d'impôts futurs est constatée dans les résultats de la période au cours de laquelle la modification se produit. Les écarts temporaires qui découlent d'acquisitions donnent lieu à des actifs et à des passifs d'impôts futurs.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

2. Principales conventions comptables (suite)

h) *Rémunération à base de parts*

La Fiducie comptabilise les attributions faites dans le cadre du régime de rémunération incitative à base de parts de fiducie selon la méthode fondée sur la valeur intrinsèque [note 7]. Conformément aux modalités du régime, le prix d'exercice des droits attribués pourrait être réduit dans des périodes futures en fonction des distributions faites aux porteurs de parts de la Fiducie. La Fiducie ne constate aucune charge de rémunération à l'émission de droits aux salariés et aux administrateurs, étant donné que le prix d'exercice des droits est égal à la valeur de marché à la date d'attribution. Les droits émis à des non-salariés sont comptabilisés selon la méthode fondée sur la juste valeur qui s'applique à la comptabilisation des rémunérations à base d'actions.

i) Frais de financement reportés

Les frais de financement reportés s'entendent des coûts qui sont engagés à l'émission de titres d'emprunt. Ces frais sont amortis selon la méthode de l'amortissement linéaire sur la durée de l'emprunt et inclus dans les intérêts débiteurs se rapportant aux titres en question.

j) Instruments financiers

Harvest Operations utilise des instruments financiers pour gérer le risque auquel l'exposent les fluctuations défavorables des prix des marchandises, des taux de change, des coûts de l'électricité et des taux d'intérêt. Elle a pour politique de ne pas utiliser d'instruments financiers dérivés à des fins de transaction ou de spéculation. Les gains ou pertes réalisés sur les instruments financiers qui sont désignés et évalués comme des couvertures efficaces sont constatés dans les résultats en même temps que l'opération couverte sous-jacente. À la fin de la période de couverture d'une opération anticipée ou lorsque cette couverture cesse d'être efficace, le gain ou la perte connexe à cette date est reporté et constaté en même temps que l'opération anticipée. Les variations ultérieures de la valeur des instruments financiers sont constatées dans les résultats.

k) Conversion des devises étrangères

Les actifs et les passifs monétaires libellés en devises étrangères sont convertis au taux de change en vigueur à la date du bilan. Les produits et les charges sont convertis au taux de change moyen mensuel. Les gains et les pertes de change sont constatés dans les résultats de la période au cours de laquelle ils se produisent.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

3. Frais de restauration et de remise en état des lieux

La restauration des lieux consiste à nettoyer et à remettre en état les emplacements des puits et les installations de production. En outre, certaines usines devront être fermées, ce qui signifie que les installations devront être démontées et que les terrains sur lesquels elles se trouvent devront être décontaminés et remis en état. Les coûts estimatifs futurs, déduction faite de la valeur de récupération, totalisent environ 9 213 808 $, dont 544 178 $ ont été constatés au 31 décembre 2002. Le conseil d'administration a établi un fonds afin de s'assurer que l'entreprise disposera des sommes nécessaires pour effectuer les travaux futurs de restauration et de remise en état des lieux. En 2002, la somme de 125 000 $ a été versée dans ce fonds.

4. Immobilisations corporelles

	Coût	Épuisement et amortissement cumulés	Valeur comptable nette
Propriétés pétrolifères et gazéifères	55 188 754 $	(3 841 661)$	51 347 093 $
Installations et matériel de production	21 343 287	(1 271 752)	20 071 535
Mobilier et matériel de bureau	236 295	(23 416)	212 879
	76 768 336 $	(5 136 829)$	71 631 507 $

Des frais généraux et administratifs de 174 425 $ ont été capitalisés au cours de la période arrêtée au 31 décembre 2002.

Tous les coûts étaient sujets à l'amortissement pour épuisement et amortissement au 31 décembre 2002. En outre, des coûts futurs de mise en valeur de 9 857 300 $ sont inclus dans le calcul de la dotation à la provision pour épuisement et amortissement au 31 décembre 2002.

Conformément aux PCGR du Canada, la Fiducie a calculé la limite maximale au 31 décembre 2002. Ce calcul était fondé sur les prix des marchandises au 31 décembre 2002, soit 31,23 $ US le baril de pétrole brut WTI et 5,20 $ le kpi^3 de gaz naturel d'AECO et il a donné lieu à un excédent.

5. Dette à long terme

Le 14 novembre 2002, Harvest Operations a obtenu une facilité de crédit à terme dont la base d'emprunt est de 60 millions de dollars US. La base d'emprunt initiale de cette facilité est de 38 millions de dollars US. La facilité porte intérêt au taux préférentiel du prêteur majoré d'une marge applicable, dans le cas d'un prêt à taux de base, et au TIOL ou selon la commission d'acceptation d'usage des acceptations bancaires majoré d'une marge applicable, dans le cas d'un prêt en eurodollars ou d'un prêt consenti au moyen d'acceptations bancaires. La marge applicable est de 1,125 % ou 1,875 % pour un prêt à taux de base et de 2,125 % ou 2,875 % pour un prêt en eurodollars ou un prêt consenti au moyen d'acceptations bancaires, selon le montant qui est prélevé. Le taux d'intérêt effectif qui s'appliquait à cette facilité de crédit était de 5,35 % pour la période arrêtée au 31 décembre 2002. Harvest Operations a accordé au prêteur une charge prioritaire sur la totalité de son actif en garantie de la facilité de crédit. Harvest Operations doit démontrer sa capacité de s'acquitter de ses obligations aux termes de la convention de crédit en maintenant certains ratios financiers et en respectant certaines clauses restrictives, notamment l'obligation de mettre en place des opérations de couverture des prix visant au moins 67 % de sa production prévue. Les intérêts courus sont exigibles et à verser trimestriellement. La facilité de crédit sera renouvelable jusqu'au 30 avril 2004, date à laquelle tout solde impayé de capital et d'intérêts devra être remboursé.

6. Capital des porteurs de parts

a) Autorisé

Le capital autorisé est composé d'un nombre illimité de parts de fiducie.

Chaque porteur de parts de fiducie a droit à une part de bénéficiaire de toute distribution de la Fiducie et de l'actif net s'il est mis fin à l'existence de la Fiducie ou en cas de liquidation de cette dernière. Les parts de fiducie sont rachetables en tout temps au gré du porteur. Le prix de rachat est égal à 95 % du prix du marché moyen des parts de fiducie au cours d'une période de 10 jours qui commence le lendemain de la date de rachat ou au prix de clôture à la date de rachat, selon le moins élevé de ces deux montants. Le montant global que la Fiducie paiera au titre des rachats au cours d'un mois civil donné ne peut excéder 100 000 $. Dans la mesure où le porteur de parts a droit à un paiement au rachat de ses parts de fiducie, celui-ci sera effectué au moyen d'un versement en espèces effectué par la Fiducie ou de la distribution par la Fiducie d'un nombre proportionnel de billets de Harvest Operations ou de billets de la Fiducie.

6. *Capital des porteurs de parts (suite)*

b) Émis

	Nombre de parts	Montant (en dollars)
Émis contre espèces à la création i)	100	100
Premier appel public à l'épargne ii)	4 312 500	34 500 000
Règlement de la débenture iii)	5 000 000	5 000 000
Annulation des parts initiales émises à la création i)	(100)	(100)
Frais d'émission de parts	–	(2 772 003)
Au 31 décembre 2002	9 312 500	36 727 997

i) Le 10 juillet 2002, la Fiducie a émis 100 parts pour un produit en espèces de 100 $. Conformément à l'entente portant sur l'émission initiale, les parts ont été annulées à la conclusion du premier appel public à l'épargne le 5 décembre 2002.

ii) Le 5 décembre 2002, la Fiducie a émis 3 750 000 parts de fiducie pour un montant de 27,6 millions de dollars, déduction faite de la commission des preneurs fermes de 6 % et des frais d'émission de 702 003 $. Le produit net a été affecté au remboursement du montant intégral d'un emprunt contracté auprès d'une société contrôlée par un administrateur de Harvest Operations et au remboursement d'une partie des emprunts bancaires. Dans le cadre de ce premier appel public à l'épargne, la Fiducie a octroyé aux preneurs fermes l'option d'acheter jusqu'à 562 500 parts de fiducie supplémentaires au prix de 8,00 $ par part. Le 17 décembre 2002, les preneurs fermes ont levé l'option, et le produit net a été affecté au remboursement d'une partie des emprunts bancaires.

iii) À la conclusion du premier appel public à l'épargne, la Fiducie a payé le solde de capital de la débenture et les intérêts connexes au moyen de l'émission de 5 000 000 de parts de fiducie et d'un versement en espèces de 34 829 $.

c) Renseignements par part

Le tableau ci-dessous indique le nombre de parts de fiducie sur lequel le calcul du bénéfice par part de fiducie est fondé.

Période arrêtée au 31 décembre 2002	
Nombre moyen pondéré de parts de fiducie en circulation – de base	1 391 608
Incidence des droits de souscription de parts de fiducie	87 500
Nombre moyen pondéré de parts de fiducie en circulation – dilué	1 479 108

6. Capital des porteurs de parts (suite)

Le bénéfice utilisé aux fins du calcul du bénéfice dilué par part de fiducie tient compte de l'incidence d'un montant de 17 500 $ sur les distributions faites à l'égard des parts de fiducie.

7. Régime d'achat de parts incitatif

Un régime d'achat de parts incitatif a été mis en place. En vertu de ce régime, la Fiducie est autorisée à attribuer des droits incessibles de souscription de parts de fiducie aux administrateurs, aux dirigeants, aux conseillers, aux salariés et à d'autres fournisseurs de services; ces droits visent un total de 875 000 parts de fiducie. Le prix d'exercice initial des droits attribués dans le cadre du régime est égal au prix de clôture du marché la veille de la date à laquelle les droits sont attribués. Les droits ont une durée maximale de cinq ans. Le prix d'exercice des droits est révisé à la baisse de temps à autre en fonction des distributions en espèces qui sont faites à l'égard des parts de fiducie lorsque le taux de distribution minimum est atteint. Le tableau ci-dessous indique les parts de fiducie qui sont réservées aux fins d'émission dans le cadre du régime d'achat de parts incitatif.

	Droits de souscription de parts de fiducie *(nombre)*	**Prix d'exercice moyen pondéré** *(en dollars)*
Attribués le 25 novembre 2002	787 500	8,00
Réduction du prix d'exercice en raison de la distribution de décembre 2002	–	(0,20)
En circulation le 31 décembre 2002	787 500	7,80

Tous les droits de souscription de parts de fiducie en circulation deviennent acquis en tranches égales au cours des quatre prochaines années à la date anniversaire de leur attribution.

Conformément au chapitre 3870 du *Manuel de l'ICCA,* Rémunérations et autres paiements à base d'actions, la Fiducie a choisi de ne comptabiliser aucun coût de rémunération à l'égard des droits de souscription de parts de fiducie qui sont attribués aux salariés et aux administrateurs dans le cadre du régime d'achat de parts incitatif et qui ne comportent pas de caractéristiques d'attributions pouvant être réglées en espèces. La juste valeur des droits de souscription de parts de fiducie attribués aux administrateurs, aux dirigeants et aux salariés a été établie à l'aide d'un modèle binomial d'évaluation des options. La Fiducie a utilisé le modèle binomial parce qu'il permet de calculer la juste valeur d'un droit de souscription de parts de fiducie dont le prix d'exercice diminue en fonction des distributions versées depuis la date d'émission jusqu'à la date d'acquisition des droits.

7. Régime d'achat de parts incitatif (suite)

Aux fins de l'estimation des informations sur la juste valeur présentées ci-dessous, la juste valeur de chaque droit de souscription de parts de fiducie est estimée à la date d'attribution en fonction des données moyennes pondérées suivantes :

Volatilité prévue	25,6 %
Taux d'intérêt sans risque	3 %
Durée prévue des droits de souscription de parts de fiducie	4 ans
Distributions annuelles estimatives par part	2,40 $

Aux fins de l'établissement des informations pro forma, la juste valeur estimative des droits de souscription de parts de fiducie est amortie sur les périodes d'acquisition des droits. Le bénéfice net pro forma et le bénéfice pro forma par part de fiducie de la Fiducie auraient été ramenés aux chiffres indiqués dans le tableau ci-dessous :

Bénéfice net	Déjà établi	5 136 093 $
	Pro forma	4 969 520 $
Bénéfice de base par part	Déjà établi	3,69 $
	Pro forma	3,57 $
Bénéfice dilué par part	Déjà établi	3,46 $
	Pro forma	3,35 $

Au cours de la période, la Fiducie a constaté un montant de 4 500 $ au titre de charge de rémunération relative aux droits de souscription de parts de fiducie attribués à des non-salariés, et elle a inclus ce montant dans les frais généraux et administratifs à l'état consolidé des résultats et du bénéfice cumulé.

8. Opérations entre apparentés

Une société contrôlée par un administrateur de Harvest Operations a consenti des avances de 30 971 491 $ à la Fiducie au cours de la période arrêtée au 31 décembre 2002, lesquelles avances ont été remboursées à cette société au cours de la période. Ces emprunts portaient intérêt au taux annuel de 12 % et n'étaient pas garantis. La Société s'est vu octroyer des bons de souscription de 150 000 parts de fiducie au prix de 1,00 $ par part à titre de commission pour l'octroi de la facilité de crédit. Les bons de souscription ont été exercés après la fin de la période. La Fiducie a versé des intérêts de 1 215 891 $ sur ces emprunts au cours de la période arrêtée au 31 décembre 2002.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

8. Opérations entre apparentés (suite)

Certains dirigeants et administrateurs de Harvest Operations et leurs associés ont fourni une tranche de 3 837 500 $ des 5 000 000 $ obtenus par suite de l'émission d'une débenture qui a été remboursée au cours de la période arrêtée au 31 décembre 2002. La débenture portait intérêt au taux annuel de 2,25 % et n'était pas garantie. La Fiducie a versé des intérêts de 26 731 $ sur la débenture au cours de la période arrêtée au 31 décembre 2002.

Au 31 décembre 2002, les instruments financiers dérivés [note 10] étaient garantis par une garantie personnelle de 3 000 000 $ donnée par un administrateur de Harvest Operations.

9. Impôts sur les bénéfices

La provision pour impôts futurs diffère du montant qui aurait résulté de l'application des taux d'imposition canadiens combinés fédéral et provincial au bénéfice présenté avant les impôts sur les bénéfices, comme l'indique le tableau ci-dessous.

Bénéfice avant les impôts	3 910 864 $
Charge fiscale calculée au taux prévu par la loi, soit 42,1 %	1 646 473
Montant inclus dans le bénéfice de la Fiducie	(2 912 280)
	(1 265 807)
Augmentation (diminution) découlant des éléments suivants :	
Redevances à la Couronne et autres paiements non déductibles	9 400
Déduction fédérale relative aux ressources	(17 000)
Autres	1 407
Impôts futurs	(1 272 000)$

Les impôts futurs reflètent l'incidence fiscale nette des écarts temporaires entre les valeurs comptables des éléments d'actif et de passif de Harvest Operations présentées aux fins de l'information financière et les valeurs fiscales de ces éléments. Le tableau ci-dessous indique les composantes des actifs d'impôts futurs de Harvest Operations :

Actifs d'impôts futurs	
Catégories de biens pétroliers et gaziers en excédent de la valeur comptable nette	552 700 $
Déduction relative aux ressources	172 000
Pertes fiscales reportées en avant	547 300
Actif d'impôts futurs net	1 272 000 $

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

9. Impôts sur les bénéfices (suite)

Au 31 décembre 2002, la Fiducie disposait de catégories de biens totalisant 63 000 000 $, y compris des pertes autres qu'en capital de 12 000 000 $ qui expirent en 2009. La valeur fiscale de ces catégories de biens excède les valeurs comptables correspondantes d'environ 18 000 000 $.

Au 31 décembre 2002, Harvest Operations disposait de catégories de biens totalisant 32 000 000 $, y compris des pertes autres qu'en capital de 1 300 000 $ qui expirent en 2009. La valeur fiscale de ces catégories de biens excède les valeurs comptables correspondantes d'environ 3 500 000 $.

10. Instruments financiers

La Fiducie est exposée aux risques de marché qui découlent de la fluctuation des prix des marchandises, des taux de change et des taux d'intérêt dans le cours normal de ses activités.

a) Justes valeurs

Les instruments financiers de la Fiducie sont constitués essentiellement d'espèces, de débiteurs, de charges payées d'avance, de créditeurs et charges à payer, de distributions à payer, de l'impôt sur les grandes sociétés exigible et d'emprunts à long terme. Au 31 décembre 2002, il n'existait aucune différence significative entre la valeur comptable de ces instruments financiers présentée au bilan et leur juste valeur estimative respective.

b) Risque de taux d'intérêt

La Fiducie est exposée au risque de taux d'intérêt sur sa dette à long terme.

c) Risque de crédit

La quasi-totalité des débiteurs représentent des créances sur des clients du secteur pétrolier et gazier et exposent la Fiducie par conséquent au risque de crédit normal que présente ce secteur d'activité. La concentration du risque de crédit est atténuée par le fait que la Fiducie dispose d'un large bassin de clientèle qui comprend un grand nombre de sociétés qui exercent des activités conjointement avec la Fiducie. La Fiducie évalue régulièrement la santé financière de ses partenaires et ses clients, y compris celle des parties à des ententes de commercialisation et à d'autres opérations sur marchandises. La valeur comptable des débiteurs reflète l'évaluation que fait la direction des risques de crédit qui y sont associés.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

10. Instruments financiers (suite)

d) Gestion du risque marchandises

Conformément à la convention d'emprunt bancaire, la Fiducie doit mettre en place et maintenir en cours des opérations de couverture visant au moins deux tiers de ses volumes de production prévus. La Fiducie a recours à des contrats de vente de pétrole et à des instruments financiers dérivés afin de satisfaire à cette exigence. Conformément aux modalités de certains des instruments dérivés, Harvest Operations doit fournir de temps à autre une garantie qui est fondée sur le cours du marché des marchandises sous-jacentes à ces contrats.

Le tableau ci-dessous présente un sommaire des contrats de vente de pétrole en cours au 31 décembre 2002 qui prévoient des prix de vente futurs fixes et qui avaient des caractéristiques de swaps de prix ou de tunnels.

Swaps De prix	**Durée**	**Prix par baril**	**Gain (perte) résultant de l'évaluation à la valeur du marché (en dollars)**
1 000 b/j	Janvier à mars 2003	38,30 $ CA	(826 311)
1 000 b/j	Avril à juin 2003	37,59 $ CA	(513 586)
1 000 b/j	Juillet à septembre 2003	37,10 $ CA	(298 033)
1 000 b/j	Octobre à décembre 2003	36,63 $ CA	(197 719)
200 b/j	Janvier à mars 2003	24,95 $ US	(146 191)
200 b/j	Avril à juin 2003	24,39 $ US	(86 590)
1 510 b/j	Janvier à mars 2004	23,23 $ US	(133 207)
1 300 b/j	Janvier à mars 2004	24,33 $ US	88 347
1 430 b/j	Avril à juin 2004	22,93 $ US	(89 462)
1 380 b/j	Juillet à septembre 2004	22,70 $ US	(91 323)
1 325 b/j	Octobre à décembre 2004	22,54 $ US	(97 395)
1 100 b/j	Janvier à mars 2005	22,38 $ US	(93 532)
1 030 b/j	Avril à juin 2005	22,18 $ US	(112 047)

Tunnels	**Durée**	**Prix par baril**	**Gain (perte) résultant de l'évaluation à la valeur du marché (en dollars)**
500 b/j	Janvier à mars 2003	35,00 – 41,30 $ CA	(278 156)
500 b/j	Avril à juin 2003	35,00 – 39,60 $ CA	(165 338)
500 b/j	Juillet à septembre 2003	35,40 – 38,40 $ CA	(89 217)
500 b/j	Octobre à décembre 2003	35,50 – 37,35 $ CA	(65 740)

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

10. Instruments financiers (suite)

La Fiducie a aussi conclu un contrat sur le marché au comptant pour la livraison au vendeur de la propriété de 6 000 b/j du mélange de pétrole brut de Lloydminster jusqu'au 31 décembre 2003. Cela oblige la Fiducie à acheter environ 1 000 b/j de diluants qu'elle doit mélanger à sa production afin de satisfaire aux exigences en matière de qualité du pétrole à la destination de livraison. Aux termes de ce contrat, la Fiducie reçoit un prix équivalent au prix mensuel du WTI à la NYMEX, moins un écart de prix fixe de 8,23 $ US par baril; le prix reçu ne peut être inférieur à 14,40 $ US le baril ni supérieur à 17,24 $ US le baril.

Le tableau ci-dessous présente un sommaire des swaps de couverture des prix de l'électricité que Harvest Operations a conclus afin de fixer le coût de sa consommation d'électricité future et qui étaient en cours au 31 décembre 2002.

Swap	Durée	Prix par mégawatt	Gain (perte) résultant de l'évaluation à la valeur du marché (en dollars)
5 MW	Janvier à décembre 2003	46,30 $ CA	63 072

Au 31 décembre 2002, la perte nette non réalisée découlant de l'évaluation à la valeur du marché de l'ensemble des contrats sur instruments financiers dérivés conclus par Harvest Operations était d'environ 3 123 000 $.

11. Variation des éléments hors caisse du fonds de roulement

Variation des éléments hors caisse du fonds de roulement	
Débiteurs	(13 577 870) $
Charges payées d'avance	(409 573)
Créditeurs et charges à payer	5 593 405
Intérêts courus à payer	389 349
Impôt des grandes sociétés exigible	46 771
	(7 957 918) $
Variation se rapportant aux activités d'exploitation	(6 974 243) $
Variation se rapportant aux activités de financement	781 049
Variation se rapportant aux activités d'investissement	(1 764 724)
	(7 957 918) $

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

12. Événements postérieurs à la date du bilan

Le 15 janvier 2003, la Fiducie a annoncé qu'elle allait faire une distribution en espèces de 0,20 $ par part de fiducie aux porteurs de parts inscrits le 31 janvier 2003. La distribution a été effectuée le 17 février 2003. Le 17 février 2003, 79 208 parts de fiducie ont été émises pour un montant de 794 650 $ au réinvestissement des distributions conformément au programme de réinvestissement de distributions et au programme facultatif d'achat de parts.

Le 24 janvier 2003, 150 000 parts de fiducie ont été émises à une société contrôlée par un administrateur de Harvest Operations par suite de l'exercice d'un bon de souscription. Le produit de 150 000 $ a été versé au fonds de roulement.

Le 24 janvier 2003, 32 500 droits de souscription de parts de fiducie ont été émis aux salariés en vertu du régime d'achat de parts incitatif. Ces droits peuvent être exercés au prix de 10,21 $ par part. Les droits de souscription de parts de fiducie deviennent acquis en tranches égales au cours des quatre prochaines années à la date anniversaire de leur attribution.

Le 29 janvier 2003, Harvest Operations a conclu un contrat d'achat d'électricité dans le cadre duquel on lui fournira 5 MW d'électricité par heure au prix de 46 $ le MW du 1er janvier 2004 jusqu'au 1er janvier 2005.

Le 4 février 2003, aux termes d'une convention de prise ferme datée du 26 janvier 2003, la Fiducie a émis 1 500 000 bons de souscription spéciaux visant 1 500 000 parts de fiducie et a touché un produit de 14 050 000 $, déduction faite de la commission des preneurs fermes de 5 % et des frais d'émission d'environ 200 000 $. Après l'exercice de ces bons, le produit net a été versé au fonds de roulement et affecté au remboursement d'une partie de la dette à long terme.

Le 8 février 2003, la Fiducie a annoncé qu'elle allait faire une distribution en espèces de 0,20 $ par part de fiducie aux porteurs de parts inscrits le 28 février 2003. La distribution a été effectuée le 17 mars 2003. Le 17 mars 2003, 73 230 parts de fiducie ont été émises pour un montant de 780 223 $ au réinvestissement des distributions conformément au programme de réinvestissement de distributions et au programme facultatif d'achat de parts.

Le 14 février 2003, 34 500 droits de souscription de parts de fiducie ont été émis aux administrateurs en vertu du régime d'achat de parts incitatif. Ces droits peuvent être exercés au prix de 10,75 $ par part. Les droits de souscription de parts de fiducie deviennent acquis en tranches égales au cours des quatre prochaines années à la date anniversaire de leur attribution.

Le 26 février 2003, la garantie personnelle donnée par un administrateur à l'égard des contrats sur instruments financiers dérivés en cours a été remplacée par un acompte d'environ 2 163 000 $ US versé par Harvest Operations.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés
Période du 10 juillet (date de la création) au 31 décembre 2002

12. Événements postérieurs à la date du bilan (suite)

Le tableau ci-dessous présente un sommaire des contrats de vente de pétrole prévoyant des prix de vente futurs fixes, qui ont des caractéristiques de swaps de prix ou de tunnels et que Harvest Operations a conclus après le 31 décembre 2002.

Date de transaction	Swaps	Durée	Prix par baril
14 janvier 2003	1 300 b/j	Janvier à mars 2004	24,33 $ US
26 février 2003	1 200 b/j	Avril à juin 2004	25,50 $ US
26 février 2003	500 b/j	Juillet à septembre 2004	24,56 $ US
26 février 2003	500 b/j	Octobre à décembre 2004	24,03 $ US
21 mars 2003	500 b/j	Janvier à décembre 2004	24,12 $ US

Dans le contexte du contrat de swap conclu le 21 mars 2003, Harvest Operations a vendu à la contrepartie une option de vente portant sur 500 b/j au prix de 15,50 $ US.

13. Engagements et éventualités

Le vendeur de certaines propriétés achetées par Harvest Operations a fait savoir qu'il a l'intention d'exiger une somme supplémentaire de 5,8 millions de dollars pour les propriétés achetées. La direction est d'avis que le vendeur ne peut exiger le paiement de cette somme supplémentaire et, en conséquence, celle-ci n'a pas été incluse dans le prix d'achat. L'on prévoit que ce différend sera réglé dans le cadre d'un processus d'arbitrage. Tout montant versé et qui n'est pas recouvrable sera inscrit dans les immobilisations lorsque le différend aura été réglé.

RAPPORT SUR LA COMPILATION

Au fiduciaire de Harvest Energy Trust et aux administrateurs de Harvest Operations Corp.

Nous avons lu le bilan consolidé pro forma non vérifié de Harvest Energy Trust (la « Fiducie ») au 30 juin 2003 et les états consolidés des résultats pro forma non vérifiés pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002, qui se trouvent ci-joints, et nous avons mis en oeuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant l'en-tête «Harvest Energy Trust » avec ceux des états financiers consolidés non vérifiés de la Fiducie au 30 juin 2003 ainsi que pour la période de six mois arrêtée au 30 juin 2003, et avec ceux des états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.
2. Nous avons comparé les chiffres des colonnes portant l'en-tête «Propriétés initiales et additionnelles» avec ceux des tableaux des résultats non vérifiés pour les périodes allant du 1er janvier 2002 jusqu'à la date de conclusion respective des acquisitions, et nous avons constaté qu'ils concordaient.
3. Nous avons comparé les chiffres des colonnes portant l'en-tête «Nouvelles propriétés» avec ceux des tableaux des résultats non vérifiés pour la période de six mois arrêtée au 30 juin 2003 et avec ceux des tableaux des résultats vérifiés respectifs de l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.
4. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :
   a) du mode de détermination des ajustements pro forma;
   b) de la conformité des états pro forma, à tous les égards importants sur le plan de la forme, aux exigences réglementaires pertinentes.

Ces représentants :

a) nous ont décrit le mode de détermination des ajustements pro forma;

b) ont déclaré que les états consolidés pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux exigences réglementaires pertinentes.

5. Nous avons lu les notes afférentes aux états consolidés pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

6. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les autres colonnes au 30 juin 2003, ainsi que pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002, et nous avons constaté que les montants dans la colonne portant l'en-tête «Chiffres consolidés pro forma» étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

(signé) KPMG s.r.l.

Comptables agréés

Calgary, Canada
Le 7 octobre 2003

Harvest Energy Trust

Bilan consolidé pro forma

Au 30 juin 2003
(non vérifié)

	Harvest Energy Trust	Ajustements	Notes	Chiffres consolidés pro forma
Actif				
Actif à court terme				
Encaisse et placements à court terme	1 180 609 $	– $		1 180 609 $
Débiteurs	16 224 404	–		16 224 404
Charges payées d'avance	2 398 553	–		2 398 553
	19 803 566	–		19 803 566
Immobilisations	97 876 800	81 100 000	2 a)	178 976 800
Frais de financement reportés	1 406 840	–		1 406 840
Actif d'impôts futurs	1 034 476	–		1 034 476
	120 121 682 $	81 100 000 $		201 221 682 $
Passif et avoir de porteurs de parts				
Passif à court terme				
Créditeurs et charges à payer	10 063 054 $	– $	2 a) d)	10 063 054 $
Distributions en espèces à payer	2 447 510	–		2 447 510
Intérêts courus à payer	809 829	–		809 829
Emprunt à vue	45 557 388	15 000 000	2 d)	60 557 388
Billet à ordre à payer	850 000	(850 000)	2 d)	–
	59 727 781	14 150 000		73 877 781
Provision pour frais de restauration des lieux et de remise en état	1 917 018	–		1 917 018
	61 644 799	14 150 000		75 794 799
Avoir des porteurs de parts				
Capital des porteurs de parts	63 273 216	41 950 000	2 b)	105 223 216
Facilité de financement provisoire par capitaux propres	–	25 000 000	2 c)	25 000 000
Bénéfice cumulé	10 052 141	–		10 052 141
Surplus d'apport	29 455	–		29 455
Distributions en espèces cumulées	(14 877 929)	–		(14 877 929)
	58 476 883	66 950 000		125 426 883
	120 121 682 $	81 100 000 $		201 221 682 $

Se reporter aux notes afférentes aux états financiers consolidés pro forma.

Harvest Energy Trust

État consolidé des résultats pro forma

Période de six mois arrêtée au 30 juin 2003
(non vérifié)

	Harvest Energy Trust	Nouvelles propriétés	Ajustements	Notes	Chiffres consolidés pro forma
Produits					
Ventes de pétrole et de gaz naturel	50 869 382 $	40 370 829 $		3 b)	91 240 211 $
Perte de couverture	(12 296 276)				(12 296 276)
Produits tirés de redevances	170 133				170 133
Redevances	(6 382 776)	(8 442 778)		3 b)	(14 825 554)
	32 360 463	31 928 051	–		64 288 514
Charges					
Frais d'exploitation	13 400 411	12 694 582		3 b)	26 094 993
Frais généraux et administratifs	1 519 653				1 519 653
Intérêts débiteurs et amortissement des frais de financement reportés	2 190 728		338 388	3 f)	2 529 116
Frais de restauration des lieux	1 383 804		1 035 679	3 d)	2 419 483
Épuisement et amortissement	12 148 215		2 194 002	3 c)	14 342 217
Gain de change	(3 487 457)		–		(3 487 457)
	27 155 354	12 694 582	3 568 069		43 418 005
Bénéfice (perte) avant les impôts	5 205 109	19 233 469	(3 568 069)		20 870 509
Impôts					
Impôt des grandes sociétés	51 538		100 000	3 g)	151 538
Charge d'impôts futurs	237 524		2 492 209	3 g)	2 729 733
	289 062	–	2 592 209		2 881 271
Bénéfice net (perte)	4 916 047 $	19 233 469 $	6 160 278 $		17 989 238 $
Bénéfice net par part de fiducie					
De base	0,68 $			3 h)	1,14 $
Dilué	0,64 $			3 h)	1,14 $

Se reporter aux notes afférentes aux états financiers consolidés pro forma.

Harvest Energy Trust

État consolidé des résultats pro forma

Exercice terminé le 31 décembre 2002
(non vérifié)

	Harvest Energy Trust	Propriétés initiales et additionnelles	Nouvelles propriétés	Ajustements	Notes	Chiffres consolidés pro forma
Produits						
Ventes de pétrole et de gaz naturel	21 699 861 $	76 362 314 $	85 270 787	$	3 a) b)	183 332 962 $
Redevances	(2 864 411)	(9 140 164)	(18 163 421)		3 a) b)	(30 167 996)
Produits tirés de redevances	119 982					119 982
	18 955 432	67 222 150	67 107 366			153 284 948
Charges						
Frais d'exploitation	6 396 294	20 241 079	24 688 372		3 b) c)	51 325 745
Frais généraux et administratifs	576 780			4 796 947	3 e)	5 373 727
Intérêts débiteurs et amortissement des frais de financement reportés	2 645 543			2 509 597	3 f)	5 155 140
Frais de restauration des lieux	544 178			3 413 465	3 d)	3 957 643
Épuisement et amortissement	5 136 829			21 248 481	3 c)	26 385 310
Gain de change	(255 056)					(255 056)
	15 044 568	20 241 079	24 688 372	31 968 490		91 942 509
Bénéfice (perte) avant les impôts	3 910 864	46 981 071	42 418 994	(31 968 490)		61 342 439
Impôts						
Impôt des grandes sociétés	46 771			200 000	3 g)	246 771
Recouvrement d'impôts futurs	(1 272 000)			6 619 872	3 g)	5 347 872
	(1 225 229)	–	–	6 819 872		5 594 643
Bénéfice net (perte)	5 136 093 $	46 981 071 $	42 418 994 $	38 788 362 $		55 747 796 $
Bénéfice net par part de fiducie						
De base	3,69 $				3 h)	4,08 $
Dilué	3,46 $				3 h)	3,47 $

Se reporter aux notes afférentes aux états financiers consolidés pro forma.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés pro forma

Au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002
(non vérifié)

1. Mode de présentation

Harvest Energy Trust (la « Fiducie ») est une société de placement à capital variable sans personnalité morale qui a été constituée en vertu des lois de la province d'Alberta. Conformément à un acte de fiducie et à une convention d'administration, la Fiducie est gérée par sa filiale en propriété exclusive, Harvest Operations Corp (la « Société »). La Fiducie acquiert et détient des participations aux bénéfices nets dans des propriétés productrices de pétrole et de gaz naturel acquises et détenues par la Société.

Les états financiers consolidés pro forma non vérifiés ci-joints ont été dressés par la direction de la Société conformément aux principes comptables généralement reconnus du Canada. De l'avis de la direction, les états financiers consolidés pro forma comprennent tous les ajustements importants nécessaires à une présentation fidèle conformément aux principes comptables généralement reconnus du Canada.

Les états financiers consolidés pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été réellement obtenus si les événements qui y sont reflétés avaient eu lieu aux dates indiquées ou des résultats qui pourraient être obtenus dans le futur.

La Fiducie a été constituée le 10 juillet 2002 et la Société a fait l'acquisition de diverses propriétés et redevances directes auprès d'un important producteur de pétrole et de gaz naturel pour un prix d'achat total de 26,1 millions de dollars (les « propriétés initiales »). Le 15 novembre 2002, la Société a mené à terme l'acquisition de diverses propriétés et redevances directes auprès d'un important producteur de pétrole et de gaz naturel pour un prix d'achat total de 78,1 millions de dollars (les « propriétés additionnelles »). Le 1er octobre 2003, la Fiducie et la Société ont conclu une convention en vue d'acquérir des propriétés d'une tierce partie (les « nouvelles propriétés »). Le coût estimatif de l'acquisition est d'environ 81,1 millions de dollars, y compris les ajustements de clôture et les frais estimatifs de l'opération d'environ 2 millions de dollars.

Le bilan consolidé pro forma non vérifié au 30 juin 2003 a été dressé à partir du bilan non vérifié de la Fiducie au 30 juin 2003. L'état consolidé des résultats pro forma non vérifié pour la période de six mois arrêtée au 30 juin 2003 a été dressé à partir des éléments suivants :

- l'état non vérifié des résultats et du bénéfice cumulé de la Fiducie pour la période de six mois arrêtée au 30 juin 2003; et
- le tableau non vérifié des résultats des nouvelles propriétés pour la période de six mois arrêtée au 30 juin 2003.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés pro forma

Au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002
(non vérifié)

1. Mode de présentation (suite)

L'état consolidé des résultats pro forma non vérifié de l'exercice terminé le 31 décembre 2002 a été dressé à partir des éléments suivants :

- l'état vérifié des résultats et du bénéfice cumulé de la Fiducie pour la période allant du 10 juillet 2002, soit la date de la création de la Fiducie, au 31 décembre 2002;
- le tableau non vérifié des résultats des propriétés initiales et des propriétés additionnelles pour les périodes allant du 1er janvier 2002 jusqu'à la date de conclusion respective des acquisitions; et
- le tableau vérifié des résultats des nouvelles propriétés de l'exercice terminé le 31 décembre 2002.

Les états financiers pro forma doivent être lus à la lumière des états financiers et des notes y afférentes qui figurent dans le présent prospectus.

2. Hypothèses et ajustements contenus dans le bilan consolidé pro forma

Le bilan consolidé pro forma non vérifié donne effet aux opérations suivantes et aux hypothèses qui suivent comme si elles avaient eu lieu le 30 juin 2003.

a) Acquisition des nouvelles propriétés

Le 1er octobre 2003, la Fiducie et la Société ont conclu une convention en vue d'acquérir sa participation aux bénéfices nets dans les nouvelles propriétés pour un prix d'achat de 81,1 millions de dollars, y compris les ajustements de clôture et les frais estimatifs de l'opération d'environ 2 millions de dollars.

b) Émission de parts de fiducie

Le 7 octobre 2003, la Fiducie a conclu une convention de prise ferme portant sur l'émission de 3 750 000 parts de fiducie à un prix d'émission de 12 $ par part pour un produit brut de 45 millions de dollars. Le produit net est estimé à 41,95 millions de dollars, déduction faite de la commission de 6 % des preneurs fermes et des frais 0,35 million de dollars.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés pro forma

Au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002
(non vérifié)

2. Hypothèses et ajustements contenus dans le bilan consolidé pro forma (suite)

c) Convention de financement provisoire par capitaux propres

Le 28 juillet 2003, la Fiducie a conclu une convention de financement provisoire par capitaux propres avec Caribou Capital Corp. (société fermée contrôlée par un administrateur de Harvest Operations Corp.) et un administrateur de Harvest Operations Corp. (la « convention de financement provisoire par capitaux propres ») qui accorde à la Fiducie un montant maximum de 40 millions de dollars en vue de l'aider à faire l'acquisition des nouvelles propriétés. Aux termes de la convention de financement provisoire par capitaux propres, les intérêts sont à verser trimestriellement et ils sont calculés quotidiennement au taux fixe de 10 % par année. La Fiducie peut à son gré régler les versements trimestriels d'intérêts et les remboursements de capital à tout moment en espèces ou par l'émission de parts de fiducie. Le nombre de parts de fiducie devant être émises aux fins du règlement des versements d'intérêts et des remboursements de capital est équivalent au montant à régler divisé par 90 % du cours boursier moyen pondéré pendant 10 jours des parts de fiducie.

Aux fins du présent bilan consolidé pro forma, il a été supposé qu'une somme de 25 millions de dollars sera prélevée sur cette facilité au moment de l'acquisition des nouvelles propriétés.

La Fiducie pouvant, aux termes de la convention de financement provisoire par capitaux propres, régler les intérêts courus et les montants de capital non remboursés par l'émission de parts de fiducie, les sommes prélevées ont été présentées dans l'avoir des porteurs de parts dans les présents états financiers pro forma. Les montants d'intérêts correspondants seront présentés comme une charge directe au bénéfice cumulé plutôt que comme une déduction lors de l'établissement du bénéfice des périodes en question. La Société a également contracté des billets de financement provisoire auprès des mêmes parties avec lesquelles elle a conclu la convention de financement provisoire par capitaux propres. Les montants prélevés sur ces billets de financement provisoire seront remboursés par le produit du placement de parts ou par des montants prélevés sur la nouvelle facilité bancaire.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés pro forma

Au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002
(non vérifié)

2. Hypothèses et ajustements contenus dans le bilan consolidé pro forma (suite)

d) Emprunts bancaires supplémentaires

Aux fins du présent bilan consolidé pro forma, il a été supposé que le coût des nouvelles propriétés, déduction faite du produit tiré de l'émission de parts de fiducie supplémentaires et des sommes prélevées aux termes de la convention de financement provisoire par capitaux propres, sera initialement financé au moyen de prélèvements supplémentaires sur la facilité bancaire comme suit :

Coût net des nouvelles propriétés (compte non tenu des coûts d'acquisition qui ont été inclus dans les créditeurs)	81 100 000 $
Produit net tiré de l'émission de parts de fiducie	(41 950 000)
Sommes prélevées aux termes de la convention de financement provisoire par capitaux propres	(25 000 000)
Remboursement de billets à ordre	850 000
Emprunts bancaires supplémentaires, montant net	15 000 000 $

Après le 30 juin 2003, la Société a accepté une feuille de modalités de prêt pour une nouvelle facilité bancaire qui lui sera consentie par un consortium de banques à charte canadiennes (la « nouvelle facilité bancaire »). Devant être disponible au moment de la conclusion de l'acquisition des nouvelles propriétés, la nouvelle facilité bancaire est constituée d'un emprunt à vue dégressif renouvelable de 105 millions de dollars dont la disponibilité décroît de 4,5 millions de dollars le dernier jour de chaque mois civil à compter du 31 juillet 2003. Elle porte intérêt à des taux variables fondés sur le taux préférentiel des prêteurs ou sur les taux du marché pour les acceptations bancaires majorés d'une marge établie en fonction des variations de certains ratios financiers. De plus, le 3 octobre 2003, la Société a conclu une facilité bancaire provisoire. Tout montant prélevé sur la facilité bancaire provisoire sera remboursé par le biais de prélèvements sur le nouvelle facilité bancaire.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés pro forma

Au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002
(non vérifié)

3. Hypothèses et rajustements contenus dans l'état consolidé des résultats pro forma

Les états consolidés des résultats pro forma pour la période de six mois arrêtée au 30 juin 2003 et l'exercice terminé le 31 décembre 2002 ont été dressés suivant l'hypothèse que les opérations dont il est fait mention aux notes 1 et 2 ont été conclues le 1er janvier 2002, comme suit.

a) Acquisition des propriétés initiales et des propriétés additionnelles

Comme il est décrit à la note 1, la Société a réalisé deux acquisitions importantes au cours de 2002. Les produits et les charges suivants pour les périodes allant du 1er janvier 2002 jusqu'à la date de conclusion respective des acquisitions ont été inclus dans l'état consolidé des résultats pro forma de l'exercice terminé le 31 décembre 2002 comme suit :

	Propriétés initiales Période de six mois arrêtée au au 30 juin 2002	Propriétés additionnelles Période de neuf mois arrêtée au 30 septembre 2002	Propriétés additionnelles Période du 1er octobre au 15 novembre 2002	Total - ajustements pro forma
Produits	13 935 019 $	55 459 785 $	6 967 510 $	76 362 314 $
Redevances	(1 210 816)	(7 323 940)	(605 408)	(9 140 164)
	12 724 203	48 135 845	6 362 102	67 222 150
Frais d'exploitation	5 050 362	12 665 536	2 525 181	20 241 079
Bénéfice d'exploitation	7 673 841 $	35 470 309 $	3 836 921 $	46 981 071 $

Harvest Energy Trust

Notes afférentes aux états financiers consolidés pro forma

Au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002
(non vérifié)

---

3. Hypothèses et rajustements contenus dans l'état consolidé des résultats pro forma (suite)

a) Acquisition des propriétés initiales et des propriétés additionnelles (suite)

L'acquisition des propriétés initiales et des propriétés additionnelles ayant été réalisée avant le 1er janvier 2003, aucun ajustement pro forma n'est requis à l'égard de ces propriétés pour la période de six mois arrêtée au 30 juin 2003.

b) Acquisition des nouvelles propriétés

Les montants inclus dans l'état consolidé des résultats pro forma au titre des produits, des redevances et des frais d'exploitation des nouvelles propriétés pour l'exercice terminé le 31 décembre 2002 sont tirés du tableau des résultats pour les périodes respectives.

c) Épuisement et amortissement

Les ajustements pro forma à la dotation à l'épuisement et aux amortissements ont été établis selon la méthode de la capitalisation du coût entier en fonction des réserves prouvées combinées, des coûts futurs de mise en valeur et des volumes de production et en tenant compte des coûts d'acquisition des nouvelles propriétés (y compris des coûts futurs de mise en valeur estimés à 10 millions de dollars).

d) Provision pour frais futurs de restauration des lieux et de remise en état

Les états consolidés des résultats pro forma comprennent des ajustements à la provision pour frais futurs de restauration des lieux et de remise en état établis selon le taux de production unitaire enregistré par la Fiducie et les volumes de production pro forma.

e) Frais généraux et administratifs

La Fiducie a été créée en 2002 et n'a mené à terme la deuxième de ses acquisitions importantes qu'à la fin de 2002. Les montants comptabilisés au titre des frais généraux et administratifs pour l'exercice terminé le 31 décembre 2002 ont été ajustés et représentent un montant établi en fonction des frais réels engagés par unité de production et des volumes de production pro forma. La Fiducie ayant été en pleine exploitation au cours de la période de six mois terminée le 30 juin 2003 au complet, aucun ajustement n'a été apporté aux frais généraux et administratifs constatés pour cette période.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés pro forma

Au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002
(non vérifié)

---

3. Hypothèses et rajustements contenus dans l'état consolidé des résultats pro forma (suite)

f) Intérêts débiteurs et amortissement des frais de financement reportés

Comme il en a été fait mention ci-dessus, la Fiducie a réalisé deux acquisitions de propriétés importantes au cours de l'exercice terminé le 31 décembre 2002. Les produits et les charges des propriétés initiales et des propriétés additionnelles pour la période allant du 1er janvier 2002 jusqu'à la date de conclusion respective des acquisitions ont été inclus à titre d'ajustement pro forma qui a été décrit plus haut. Les intérêts débiteurs de l'exercice terminé le 31 décembre 2002 ont été ajustés et représentent un montant établi en fonction de l'encours des emprunts à la fin de l'exercice et des taux d'intérêt en vigueur pour la période ainsi que des intérêts dont seraient assortis les emprunts bancaires supplémentaires résultant de l'acquisition des nouvelles propriétés, comme si la conclusion de l'opération avait eu lieu le 1er janvier 2002. Le montant comptabilisé au titre de l'amortissement des frais de financement reportés a été ajusté afin de refléter le montant pour l'exercice au complet.

L'acquisition des propriétés initiales et des propriétés additionnelles ayant été conclue avant le 1er janvier 2003, aucun ajustement ne doit être apporté aux intérêts débiteurs de la période ni à l'amortissement des frais de financement reportés. Les intérêts débiteurs ont été ajustés pour tenir compte des intérêts dont seraient assortis les emprunts bancaires supplémentaires résultant de l'acquisition des nouvelles propriétés, comme si la conclusion de l'opération avait eu lieu avant le début de la période.

La Fiducie pouvant, aux termes de la convention de financement provisoire par capitaux propres, régler les intérêts courus et les montants de capital non remboursés par l'émission de parts de fiducie, les sommes prélevées ont été présentées dans l'avoir des porteurs de parts dans les présents états financiers pro forma. Les montants d'intérêts correspondants de 2,5 millions de dollars pour l'exercice terminé le 31 décembre 2002 et de 1,25 millions de dollars pour la période de six mois arrêtée au 30 juin 2003 seront présentés comme une charge directe au bénéfice cumulé plutôt que comme une déduction lors de l'établissement du bénéfice des périodes en question.

g) Impôts

L'impôt des grandes sociétés de chaque période a été ajusté afin de tenir compte de l'impôt qui frapperait le capital supplémentaire résultant de l'acquisition des nouvelles propriétés.

Aux fins de l'impôt sur les bénéfices, la Fiducie peut et compte réclamer une déduction pour tous les montants versés ou à verser aux porteurs de parts et répartira par la suite le solde du bénéfice, le cas échéant, entre les porteurs de parts. Cependant, l'ajustement pro forma au chapitre des impôts futurs repose sur l'hypothèse que 50 % des flux de trésorerie supplémentaires auraient été versés à la Fiducie par la Société à titre de paiement de redevances.

Harvest Energy Trust

Notes afférentes aux états financiers consolidés pro forma

Au 30 juin 2003 et pour la période de six mois arrêtée au 30 juin 2003 et pour l'exercice terminé le 31 décembre 2002
(non vérifié)

3. Hypothèses et rajustements contenus dans l'état consolidé des résultats pro forma (suite)

h) Bénéfice par part de fiducie

Pour l'exercice terminé le 31 décembre 2002, il est supposé que le nombre de parts de fiducie devant être émises aux termes de la convention de prise ferme en date du 7 octobre 2003 a été émis au début de l'exercice. Ce nombre comprend les parts de fiducie émises dans le cadre du règlement des emprunts contractés au moment de l'acquisition des propriétés initiales. Les intérêts à verser sur les sommes prélevées aux termes de la convention de financement provisoire par capitaux propres ont été déduits du bénéfice pro forma attribuable aux porteurs de parts.

Le nombre moyen pondéré de parts de fiducie dilué pour l'exercice terminé le 31 décembre 2002 comprend 300 000 parts de fiducie relatives au régime d'achat de parts incitatif de la Fiducie et 2 694 256 parts de fiducie à l'égard du règlement des sommes qui devraient être prélevées aux termes de la convention de financement provisoire par capitaux propres.

Pour la période de six mois arrêtée au 30 juin 2003, le nombre de parts de fiducie compris dans le nombre moyen pondéré de parts de fiducie en circulation de base pour la période a été fondé sur le nombre moyen pondéré de parts de fiducie réellement en circulation pour la période et les 3 750 000 parts de fiducie devant être émises aux termes de la convention de prise ferme en date du 7 octobre 2003. Les intérêts à verser sur les sommes prélevées aux termes de la convention de financement provisoire par capitaux propres ont été déduits du bénéfice pro forma attribuable aux porteurs de parts.

Le nombre moyen pondéré de parts de fiducie dilué pour la période de six mois arrêtée au 30 juin 2003 comprend 300 000 parts de fiducie relatives au régime d'achat de parts incitatif de la Fiducie et 2 694 256 parts de fiducie à l'égard du règlement des sommes qui devraient être prélevées aux termes de la convention de financement provisoire par capitaux propres.

ATTESTATION DE LA FIDUCIE ET DES PROMOTEURS

Le 7 octobre 2003

Le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus, selon les exigences de la Partie 9 de la *Securities Act* (Colombie-Britannique), de la Partie 9 de la *Securities Act* (Alberta), de la Partie XI de *The Securities Act, 1988* (Saskatchewan), de la Partie VII de la *Loi sur les valeurs mobilières* (Manitoba), de la Partie XV de la *Loi sur les valeurs mobilières* (Ontario), de l'article 13 de la *Loi sur la prévention contre les fraudes en matière de valeurs* (Nouveau-Brunswick), de l'article 63 de la *Securities Act* (Nouvelle-Écosse), de la Partie II de la *Securities Act* (Île-du-Prince-Édouard) et de la Partie XIV de *The Securities Act* (Terre-Neuve et Labrador) ainsi que des règlements respectifs y afférents. Le présent prospectus ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres devant faire l'objet du placement, au sens de la *Loi sur les valeurs mobilières* (Québec) et du règlement y afférent.

Pour **HARVEST ENERGY TRUST**,
Harvest Operations Corp.,

(signé) « *Jacob Roorda* »
Président et chef de la direction

(signé) « *David M. Fisher* »
Vice-président, Finances et à titre de chef des finances

Au nom du conseil d'administration,

(signé) « *M. Bruce Chernoff* »
Administrateur

(signé) « *Hank B. Swartout* »
Administrateur

Pour les **PROMOTEURS**,

(signé) « *M. Bruce Chernoff* »

(signé) « *Kevin A. Bennett* »

ATTESTATION DES PRENEURS FERMES

Le 7 octobre 2003

À notre connaissance, le texte qui précède constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus, selon les exigences de la Partie 9 de la *Securities Act* (Colombie-Britannique), de la Partie 9 de la *Securities Act* (Alberta), de la Partie XI de *The Securities Act, 1988* (Saskatchewan), de la Partie VII de la *Loi sur les valeurs mobilières* (Manitoba), de la Partie XV de la *Loi sur les valeurs mobilières* (Ontario), de l'article 13 de la *Loi sur la prévention contre les fraudes en matière de valeurs* (Nouveau-Brunswick), de l'article 64 de la *Securities Act* (Nouvelle-Écosse), de la Partie II de la *Securities Act* (Île-du-Prince-Édouard) et de la Partie XIV de *The Securities Act* (Terre-Neuve et Labrador) ainsi que des règlements respectifs y afférents. À notre connaissance, le présent prospectus ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres devant faire l'objet du placement, au sens de la *Loi sur les valeurs mobilières* (Québec) et du règlement y afférent.

Pour Financière Banque Nationale Inc.,

(signé) « *L. Trevor Anderson* »

Pour Marchés Mondiaux CIBC Inc.,

(signé) « *T. Timothy Kitchen* »

Pour FirstEnergy Capital Corp.,

(signé) « *Nicholas J. Johnson* »

Pour Haywood Securities Inc.,

(signé) « *David G. McGorman* »





Reply to: Shannon M. Gangl
Direct Phone: (403) 260-0279
Direct Fax: (403) 260-0337
smg@bdplaw.com

Assistant: Lisa Walker
Direct Phone: (403) 260-0132
Our File: 57686-7

DELIVERED VIA SEDAR

October 7, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador Securities Commission
Prince Edward Island Securities Commission

Dear Sirs:

Re: Harvest Energy Trust ("Harvest" or the "Trust")
- Final Prospectus dated October 7, 2003 ("Prospectus")

Further to your invitation to file final materials, we confirm that we act as counsel to Harvest in connection with the above referenced matter and hereby elect to file the Prospectus under the Mutual Reliance Review System ("MRRS") and that:

(a) materials, including all required translations, have been filed with all non-principal regulators that have not opted out of the MRRS for the materials;

(b) in respect of each filing jurisdiction, we have filed all documents required to be filed or delivered under the local securities legislation and we have been advised that the Corporation is not subject to a cease trade order issued by a local securities regulatory authority; and

(c) one of the underwriter's signing the Certificate of the Underwriters or a member the selling dealer group is registered in each jurisdiction in which the trust units of Harvest will be offered to purchasers.

In accordance with National Policy 43-201, we enclose via SEDAR the following documents:

1. a copy of the Prospectus in the English and French languages;

2. a blackline showing changes made to the amended preliminary prospectus filed September 3, 2003 in the English and French languages. For your convenience, we also enclose a blackline showing all changes to the last version filed with the ASC as part of the comment response process;

BD&P

1400, 350-7th Avenue S.W.
Calgary, Alberta
Canada T2P 3N9
Phone: (403) 260-0100
Fax: (403) 260-0332
www.bdplaw.com

Frank L. Burnet Q.C. (1890-1982)
Thomas J. Duckworth Q.C., Counsel

3. auditors' consent and comfort letter;

4. consents of counsel;

5. consent of McDaniels;

6. consent of Seaton Jordan;

7. copies of each of the material contracts referred to under "Material Contracts" other than the Trust Indenture which has previously been filed on SEDAR;

8. the revised engineering report relating to the New Properties; and

9. the revised report relating to the undeveloped lands associated with the New Properties.

If you have any comments or questions with respect to the foregoing, please do not hesitate to contact the writer at (403) 260-0279.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) *"Shannon M. Gangl"*

Shannon M. Gangl

SMG\lm



BLAKE, CASSELS & GRAYDON LLP

BARRISTERS & SOLICITORS | PATENT & TRADE-MARK AGENTS

ıankers Hall

October 7, 2003

VIA SEDAR – PROJECT NO. 571489

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Quèbec
Justice Securities Administration, New Brunswick
Nova Scotia Securities Commission
Securities Division, Department of Justice, Government of Newfoundland and Labrador
Prince Edward Island, Department of Provincial Affairs & Attorney General

Dear Sirs:

Re: Final Prospectus of Harvest Energy Trust

We refer to the final prospectus dated October 7, 2003 (the "Prospectus") of Harvest Energy Trust ("Harvest") relating to the offering 3,750,000 trust units of Harvest.

We hereby consent to the references to our firm name on the second page and under the headings "Legal Matters" and "Interest of Experts" in the Prospectus and to the use of our opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

30536149.1




Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Shannon M. Gangl
Direct Phone: **(403) 260-0279**
Direct Fax: **(403) 260-0337**
smg@bdplaw.com

Assistant: Lisa Walker
Direct Phone: **(403) 260-0136**
Our File: 57686-7

October 7, 2003

VIA SEDAR – PROJECT NO. 571489

Dear Sirs:

Re: Final Prospectus of Harvest Energy Trust

We refer to the final prospectus dated October 7, 2003 (the "Prospectus") of Harvest Energy Trust ("Harvest") relating to the offering of 3,750,000 trust units of Harvest.

We hereby consent to the references to our firm name on the face page and under the headings "Legal Matters" and "Interest of Experts" in the Prospectus and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"BURNET, DUCKWORTH & PALMER LLP"


BD&P

1400, 350-7th Avenue S.W.
Calgary, Alberta
Canada T2P 3N9
Phone: (403) 260-0100
Fax: (403) 260-0332
www.bdplaw.com

Frank L. Burnet Q.C. (1890-1982)
Thomas J. Duckworth Q.C., Counsel

G:\057686\0007\BDP Consent.doc

76

The Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

Harvest Energy Trust (the "Trust")

We refer to the prospectus of the Trust dated October 7, 2003 relating to the qualification of the distribution of 3,750,000 trust units of the Trust.

We consent to the use of our report dated March 21, 2003 to the trustee of Harvest Energy Trust and the directors of Harvest Operations Corp. on the following financial statements:

Consolidated balance sheets as at December 31, 2002;

Consolidated statement of income and accumulated income and cash flows for the period from July 10, 2002 (date of formation) to December 31, 2002.

We also consent to the use in the above-mentioned prospectus of our reports dated September 18, 2002, to the directors of Harvest Operations Corp. on the following financial information:

Schedule of revenue and expenses for the Initial Properties for the years ended December 31, 2001, 2000 and 1999; and

Schedule of revenue and expenses for the Additional Properties for the years ended December 31, 2001, 2000 and 1999.

We also consent to the use in the above-mentioned prospectus of our report dated October 3, 2003, to the directors of Harvest Operations Corp. on the following financial information:

Schedule of revenue and expenses for the New Properties for the years ended December 31, 2002, 2001 and 2000.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements or financial information upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements or financial information.

Finally, we also consent to the use of our compilation report dated October 7, 2003 to the trustee of Harvest Energy Trust and the directors of Harvest Operations Corp. on the compilation of the pro forma consolidated balance sheet of the Trust as at June 30, 2003 and the pro forma consolidated statement of income for the six-month period ended June 30, 2003 and the year ended December 31, 2002.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
October 7, 2003


McDaniel
& ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations


77

October 7, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland and Labrador Securities Commission

Dear Sirs:

Re: Harvest Energy Trust ("Harvest" or the "Trust")
- Final Prospectus dated October 7, 2003 ("Prospectus")

We hereby consent to the reference to our firm's name and use of our reports (the "Reports") evaluating the reserves associated with the Existing Properties dated August 5, 2003 and the New Properties dated September 30, 2003, based on constant and escalating price and cost assumptions in the Prospectus. Terms not otherwise defined herein have the meanings ascribed thereto in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein derived from the Reports or that is within our knowledge as a result of the services we provided in preparing the Reports.

Sincerely,

McDaniel & Associates Consultants Ltd.

"signed by B. H. Emslie"

B. H. Emslie, P. Eng.
Senior Vice President

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com



SEATON – JORDAN & ASSOCIATES LTD.

MINERAL MANAGEMENT CONSULTANTS

October 7, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland and Labrador Securities Commission

Dear Sirs:

Re: Harvest Energy Trust ("Harvest" or the "Trust")
- Final Prospectus dated October 7, 2003 ("Prospectus")

We hereby consent to the reference to our firm's name and use of our reports (the "Reports") evaluating the undeveloped lands associated with the Existing Properties dated August 8, 2003 and the New Properties dated October 1, 2003, in the Prospectus. Terms not otherwise defined herein have the meanings ascribed thereto in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein derived from the Reports or that is within our knowledge as a result of the services we provided in preparing the Reports.

Sincerely,

Seaton-Jordon & Associates Ltd.

"signed"

Dale R. Jordan
President

800, 505 – 3 STREET S.W., CALGARY, ALBERTA T2P 3E6 • TELEPHONE (403) 266-5700 • FAX (403) 269-6569




Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST OBTAINS RECEIPT FOR FINAL PROSPECTUS

Calgary, October 8th, 2003 (TSX: HTE.UN) — Harvest Energy Trust (the "Trust" or "Harvest") announced that the Alberta Securities Commission, on behalf of securities regulators in Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador has today issued a receipt for a Final Prospectus filed by Harvest.

The Final Prospectus qualifies for distribution 3,750,000 Trust Units of the Trust at a price of $12.00 per Trust Unit, for gross proceeds of $45 million. The Trust has granted to the Underwriters an over-allotment option to purchase up to 562,500 additional trust units at the offering price, exercisable, in whole or in part, for a period of 30 days following the date of closing of the offering. If the over-allotment option is exercised in full, the total gross proceeds will be $51.75 million. This offering is expected to close on or about October 16th, 2003.

The net proceeds from the issue of Harvest trust units under the offering will be used to partially fund the acquisition of the Carlyle properties in South Eastern Saskatchewan, as described in the October 1st, 2003 press release.

This news release does not constitute an offer to sell or solicitation of an offer to buy any securities of Harvest in any jurisdiction nor shall there be any sale of securities in a jurisdiction in which such offer, solicitation or sale would be unlawful prior to the qualification or registration under applicable securities laws. An offering may only be made in Canada by means of a prospectus.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
www.harvestenergy.ca
TSX Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

80


Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST OBTAINS RECEIPT FOR PRELIMINARY PROSPECTUS

September 5th, 2003

Calgary, September 5th, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced that on September 4, 2003 the Alberta Securities Commission, on behalf of securities regulators in Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island, and Newfoundland and Labrador issued a receipt for a Preliminary Prospectus filed by Harvest.

The net proceeds from the issue of Harvest Trust Units under the offering will be used to partially fund the acquisition of the Carlyle properties in South Eastern Saskatchewan, as described in the July 29th, 2003 press release.

This news release does not constitute an offer to sell or solicitation of an offer to buy any securities of Harvest in any jurisdiction nor shall there be any sale of securities in an jurisdiction in which such offer, solicitation or sale would be unlawful prior to the qualification or registration under applicable securities laws. An offering may only be made in Canada by means of a prospectus.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
www.harvestenergy.ca
TSE Symbol: HTE.UN

8

MATERIAL CHANGE REPORT

1. Reporting Issuer:

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

2. Date of Material Change:

October 1, 2003 and October 8, 2003

3. News Release

Press releases disclosing the details outlined in this Material Change Report were issued by Harvest Energy Trust from Calgary, Alberta on October 1, 2003 and October 8, 2003 and disseminated through the facilities of CCNMatthews and would have been received by the securities commissions where Harvest Energy Trust is a "reporting issuer" and the stock exchange on which the securities of Harvest Energy Trust are listed and posted for trading in the normal course of its dissemination.

4. Summary of Material Change:

Harvest Energy Trust (the "Trust" or "Harvest") announced that it has revised its previously planned acquisition of light oil properties in the Carlyle area of Southeastern Saskatchewan. Harvest will now acquire certain of these assets for total consideration of approximately $80 million. Harvest also announced that the Alberta Securities Commission, on behalf of securities regulators in Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador has issued a receipt for a Final Prospectus filed by Harvest.

5. Full Description of Material Change:

Harvest announced that it has revised its previously planned acquisition of light oil properties in the Carlyle area of Southeastern Saskatchewan. Harvest will now acquire certain of these assets for total consideration of approximately $80 million.

Harvest also announced that the Alberta Securities Commission, on behalf of securities regulators in Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador has issued a receipt for a Final Prospectus filed by Harvest.

Revised Carlyle Property Acquisition Highlights:

- current production of approximately 5,200 BOE (favourable acquisition parameter of $15,400 per BOE per day);
- established reserves at January 1, 2003, as determined by McDaniel & Associates, of 16.5 million BOE (favourable acquisition parameter of $4.85 per BOE);
- reserve life index of 8.3 years;
- light gravity crude averaging 33° API;
- high quality, mature production from large, original-oil-in-place (approximately 750 million barrels) supported by active natural water drive;
- 98% of the acquired production is operated with an average working interest of 93%;
- inventory of property enhancement projects including infill drilling, fluid handling optimization opportunities and operating cost reduction projects;
- included with these properties, Harvest will acquire the following complimentary assets:
    - 2D and 3D seismic data on the acquired properties;
    - a gross overriding royalty on over 200,000 acres of undeveloped lands;
    - 9 central processing batteries, 21 satellites and 1 natural gas processing facility;
    - oil price hedge/collar, locking in the price for 2,500 barrels per day of WTI sales within a range defined by:

	Q4 2003	Calendar 2004
Floor	US $24.00	US $22.00
Ceiling	US $30.45	US $28.10

Benefits to Unitholders:

Harvest anticipates the Carlyle property acquisition will provide the following benefits to our Unitholders:

- increases Harvest's established reserve base to 33.5 MM BOE;
- increases Harvest's reserve life index to 5.8 years;
- increases the light/medium oil component of Harvest's production to 64%;
- provides an expanded base of production compatible with Harvest's proven operating competencies;

- adds a new core area for additional low cost growth in the form of property enhancement and consolidation of additional interests through acquisitions;
- *accretive to 2004 cash flow;*
- greater cash flow certainty from a larger production and reserve base; and
- acquisition of royalty interests which provide the potential for reserve addition without capital expenditures.

Financing:

Harvest also announces that it has arranged a new Canadian based lender credit facility and has repaid all of its indebtedness under its previous credit facility with proceeds from the new credit facility and amounts available under equity bridge notes (the "Equity Bridge") and non-equity bridge notes (the "Short-Term Bridge") (collectively, the "Bridge Notes") with the Chairman of Harvest and Caribou Capital Corp., a company controlled by the Chairman (collectively, the "Bridge Lender"). The above-mentioned acquisition is subject to finalizing these arrangements.

The Bridge Notes provide for advances of up to $70 million to the Trust. No commitment or arrangement fee has or will be earned by the Bridge Lender through the provision of the Bridge Notes. As of the date hereof, Harvest has $47.5 million outstanding pursuant to the Bridge Notes. All of the outstanding principal portion and all accrued and unpaid interest under the Bridge Notes is due and payable in full on January 1, 2005. The terms of the Bridge Notes agreements call for quarterly interest payments calculated daily at a fixed rate of 10% per annum. Under the Equity Bridge, the Trust also has the option to settle the quarterly interest payments with cash or, subject to receipt of applicable regulatory approval, to issue that number of Trust Units equal to the quarterly payment amount divided by 90% of the ten-day weighted average trading price of the Harvest trust units.

Prospectus:

The Final Prospectus qualifies for distribution 3,750,000 Trust Units of the Trust at a price of $12.00 per Trust Unit, for gross proceeds of $45 million. The Trust has granted to the Underwriters an over-allotment option to purchase up to 562,500 additional trust units at the offering price, exercisable, in whole or in part, for a period of 30 days following the date of closing of the offering. If the over-allotment option is exercised in full, the total gross proceeds will be $51.75 million. This offering is expected to close on or about October 16, 2003.

The net proceeds from the issue of Harvest trust units under the offering will be used to partially fund the acquisition of the Carlyle properties in South Eastern Saskatchewan.

6. Reliance on Confidentiality Provisions:

Not Applicable

7. Omitted Information:

Not Applicable

8. Senior Officers:

For further information, please contact Jacob Roorda, President or David M. Fisher, Vice President, Finance, Harvest Energy Trust, 1900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4 Canada, Telephone: (403) 265-1178 or Facsimile: (403) 265-3490.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED effective October 10, 2003, at the City of Calgary, in the Province of Alberta.

(signed) "*Jacob Roorda*"
Jacob Roorda
President
Harvest Operations Corp.

cc: The Toronto Stock Exchange

82


Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES CLOSING OF ACQUISITION AND EQUITY FINANCING.

Calgary, October 16th, 2003 (TSX: HTE.UN) — Harvest Energy Trust (the "Trust" or "Harvest") has closed the acquisition of the Carlyle properties in South Eastern Saskatchewan. This acquisition, as more fully described in the October 1st, 2003 press release, adds approximately 5,200 BOE/d of production and 16.5 million BOE of established reserves.

Additionally, Harvest has closed an issue of 4,312,500 Trust Units at a price of $12.00 per Trust Unit for gross proceeds of $51.8 million pursuant to the Trust's previously announced public offering. Harvest has issued 3,750,000 Trust Units under the base offering and 562,500 additional Trust Units as a result of the exercise of the Underwriter's over-allotment option. The Trust Units were offered to the public through a syndicate of underwriters, which was led by National Bank Financial Inc. and included CIBC World Markets Inc., FirstEnergy Capital Corp., and Haywood Securities Inc. In conjunction with the acquisition, Harvest has also closed a new credit facility with a Canadian based syndicate of lenders.

This news release does not constitute an offer to sell or solicitation of an offer to buy any securities of Harvest in any jurisdiction nor shall there be any sale of securities in a jurisdiction in which such offer, solicitation or sale would be unlawful prior to the qualification or registration under applicable securities laws. An offering may only be made in Canada by means of a prospectus.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
www.harvestenergy.ca
TSX Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and

ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.




Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES CLOSING OF ACQUISITION AND EQUITY FINANCING.

Calgary, October 16th, 2003 (TSX: HTE.UN) — Harvest Energy Trust (the "Trust" or "Harvest") has closed the acquisition of the Carlyle properties in South Eastern Saskatchewan. This acquisition, as more fully described in the October 1st, 2003 press release, adds approximately 5,200 BOE/d of production and 16.5 million BOE of established reserves.

Additionally, Harvest has closed an issue of 4,312,500 Trust Units at a price of $12.00 per Trust Unit for gross proceeds of $51.8 million pursuant to the Trust's previously announced public offering. Harvest has issued 3,750,000 Trust Units under the base offering and 562,500 additional Trust Units as a result of the exercise of the Underwriter's over-allotment option. The Trust Units were offered to the public through a syndicate of underwriters, which was led by National Bank Financial Inc. and included CIBC World Markets Inc., FirstEnergy Capital Corp., and Haywood Securities Inc. In conjunction with the acquisition, Harvest has also closed a new credit facility with a Canadian based syndicate of lenders.

This news release does not constitute an offer to sell or solicitation of an offer to buy any securities of Harvest in any jurisdiction nor shall there be any sale of securities in a jurisdiction in which such offer, solicitation or sale would be unlawful prior to the qualification or registration under applicable securities laws. An offering may only be made in Canada by means of a prospectus.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
www.harvestenergy.ca
TSX Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and

ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.



MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

2. **Date of Material Change:**

October 16, 2003

3. **News Release:**

A press release disclosing the details outlined in this Material Change Report was issued by Harvest Energy Trust from Calgary, Alberta on October 16, 2003 and disseminated through the facilities of CCNMatthews and would have been received by the securities commissions where Harvest Energy Trust is a "reporting issuer" and the stock exchange on which the securities of Harvest Energy Trust are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

Harvest Energy Trust ("Harvest" or the "Trust") announced on October 16, 2003 the successful closing of the acquisition of the Carlyle properties in South Eastern Saskatchewan, as more fully described in the October 1st, 2003 press release and completion of its previously announced public offering. Harvest issued 4,312,500 Trust Units at a price of $12.00 per Trust Unit for a gross proceeds of $51.8 million. Harvest issued 3,750,000 Trust Units under the base offering and 562,500 additional Trust Units as a result of the exercise of the Underwriter's over-allotment option. The Trust Units were offered to the public through a syndicate of underwriters, which was led by National Bank Financial Inc. and included CIBC World Markets Inc., FirstEnergy Capital Corp., and Haywood Securities Inc. In conjunction with the acquisition, Harvest has also closed a new credit facility with a Canadian based syndicate of lenders.

5. **Full Description of Material Change:**

Harvest Energy Trust ("Harvest" or the "Trust") announced on October 16, 2003 the successful closing of the acquisition of the Carlyle properties in South Eastern Saskatchewan, as more fully described in the October 1st, 2003 press release and completion of its previously announced public offering. Harvest issued 4,312,500 Trust Units at a price of $12.00 per Trust Unit for a gross proceeds of $51.8 million. Harvest issued 3,750,000 Trust Units under the base offering and 562,500 additional Trust Units as a result of the exercise of the Underwriter's over-allotment option. The Trust Units were offered to the public through a syndicate of underwriters, which was led by National Bank Financial Inc. and included CIBC World Markets Inc., FirstEnergy Capital Corp., and Haywood Securities Inc. In conjunction with the acquisition, Harvest has also closed a new credit facility with a Canadian based syndicate of lenders.

6. **Reliance on Confidentiality Provisions:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Senior Officers:**

For further information, please contact Jacob Roorda, President or David M. Fisher, Vice President, Finance, Harvest Energy Trust, 1900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4, Telephone: (403) 265-1178, Facsimile: (403) 265-3490.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

DATED effective October 23, 2003, at the City of Calgary, in the Province of Alberta.

(signed) "*Jacob Roorda*"
Jacob Roorda
President
Harvest Energy Trust

cc: Toronto Stock Exchange




Harvest Energy Trust

Harvest Energy Trust – News Release
(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS NOVEMBER 14th, 2003 CASH DISTRIBUTION OF $0.20 PER UNIT

OCTOBER 17th, 2003

Calgary, October 17th, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on November 14th, 2003 to Unitholders of record on October 31st, 2003. Harvest trust units are expected to commence trading on an ex-distribution basis on October 29th, 2003. This distribution amount represents Distributable Cash earned in the month of October 2003.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality medium and heavy gravity crude oil properties in East Central Alberta, and its hands-on operating strategy underpin Harvest's objective to deliver consistent returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


86


Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS DECEMBER 15th, 2003 CASH DISTRIBUTION OF $0.20 PER UNIT

Calgary, November 18th, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on December 15th, 2003 to Unitholders of record on November 28th, 2003. Harvest trust units are expected to commence trading on an ex-distribution basis on November 26th, 2003. This distribution amount represents Distributable Cash earned in the month of November 2003.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality light, medium and heavy gravity crude oil properties in East Central Alberta and South East Saskatchewan, and its hands-on operating strategy underpin Harvest's objective to deliver consistent returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

(87)

04 MAR -9 AM 7:21

Harvest Energy Trust

News Release

(HTE.UN – TSX)

Harvest Energy Trust Announces Third Quarter 2003 Results

Calgary, November 18, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced its unaudited operating and financial results for the three and nine month periods ended September 30, 2003.

Third Quarter Highlights

- Distributions of $0.60 per trust unit;
- Cash flow from operations of $16.8 million or $1.35 per trust unit, for the three month periods ended September 30, 2003; After adjusting cash flow from operations for the non-recurring foreign exchange gain of $6.3 million, cash flow from operations would have been $10.5 million and the payout ratio would have been 71%;
- Sales volume averaged 11,373 BOE/d for the three month period ended September 30, 2003, an increase of 18% from the second quarter;
- Harvest continued its development activities in its core areas with capital expenditures of approximately $10.1 million resulting in an exit rate of 11,600 BOE/d at September 30, 2003; and
- Harvest announced the signing of an agreement to acquire predominantly light oil properties in the Carlyle area of Southeastern Saskatchewan. Harvest closed the Carlyle acquisition on October 16, 2003, representing incremental production of approximately 5,200 BOE/d, for a closing price of approximately $80 million.

Third Quarter Financial and Operational Summary

Financial *($000's except per BOE and per trust unit amounts)*	**Three months ended September 30, 2003**
Revenue, before hedging	$28,538
Revenue, net of hedging	$25,013
Hedging Loss	$3,525
Cash flow from operations	$16,759
Cash flow from operations per trust unit	$1.35
Cash flow from operations adjusted for non-recurring items	$10,449
Cash flow from operations adjusted for non-recurring items per trust unit	$0.84
Net income	$5,751
Net income per trust unit, basic	$0.46
Distributions paid	$7,403
Payout ratio – adjusted for non-recurring items	71%
Capital expenditures	$10,099
Net debt	$9,739*

*Prior to giving effect to $33.5 million of Equity Bridge Notes outstanding at September 30, 2003.

Financial *($000's except per BOE and per trust unit amounts)*	**Three months ended September 30, 2003**
Declared distributions to unitholders	$7,460
Declared distributions per trust unit	$0.60
Weighed average trust units outstanding, basic	12,385,722
Trust units outstanding at the end of the period	12,522,889

Operating and Reserves *(Natural gas converted to barrel of oil equivalent BOE on a 6:1 basis)*	**Three months ended September 30, 2003**	**Nine months ended September 30, 2003**
Average daily sales volumes		
Crude oil and natural gas liquids (Bbls/d)	11,131	9,560
Natural gas (mcf/d)	1,453	1,165
Total (BOE/d)	**11,373**	**9,754**
Production exit rate (BOE/d)	11,600	11,600

Third Quarter Message to Unitholders

During the third quarter, Harvest's activities were focused on development activities and the Carlyle acquisition. Production was in line with expectations, and increased by 18% to average 11,373 BOE/d. These increases were the result of the successful drilling program at Hayter, initiated in the first and second quarter, and the continued focus on production optimization activities.

Operating expenses in the third quarter were $9.23 per BOE, in line with expectations. Operating costs continue to be impacted by higher than budgeted electrical power rates in Alberta.

Cash flow from operations strengthened in the third quarter to $16.8 million, 76% higher than the second quarter. Cash flow from operations was impacted positively by a non-recurring foreign exchange gain of $6.3 million realized during the third quarter. Adjusting for this gain, cash flow from operations would have been $10.5 million or $0.84 per trust unit.

Harvest maintained an active development program in the third quarter. Harvest continued to focus its development efforts on drilling, primarily at Hayter, and production optimization. Capital expenditures were $10.1 million and production at the end of the third quarter was 11,600 BOE/d, approximately 10% higher than the second quarter exit rate. Harvest exited the third quarter with net debt of $9.7 million and equity bridge notes outstanding of $33.5 million.

On July 29, 2003 Harvest announced that it had entered into an agreement to acquire light gravity oil properties located in the Carlyle area of Southeastern Saskatchewan. Closing of this transaction occurred on October 16, 2003. Harvest anticipates the properties will provide the following benefits to unitholders:

- increases Harvest's established reserve base to 33.5 MM BOE;
- increases Harvest's reserve life index to 5.8;
- increases the light/medium oil component of Harvest's production to 64%;
- provides an expanded base of production compatible with Harvest's proven operating competencies;
- adds a new core area for additional low cost growth in the form of property enhancement and consolidation of additional interests through acquisitions;
- accretive to 2004 cash flow;
- greater cash flow certainty from a larger production and reserve base; and
- acquisition of royalty interests which provide the potential for reserve addition without capital expenditures.

Harvest's current production rate is approximately 16,000 BOE/d. Combining the incremental production from the Carlyle properties for the period of October 16, 2003 to December 31, 2003 with Harvest's existing base of production, Harvest expects average production, average royalty rate and unit operating expenses to be:

	Q4 2003 Average	Calendar 2003 Average
Total Production	15,100 BOE/d	11,000 BOE/d
Average Royalty Rate	17.0%	14.5%
Operating Expenses	$9.50 per BOE	$9.00 per BOE

Harvest confirms that subject to monthly review and approval by the Board of Directors of Harvest Operations Corp. Harvest intends to continue to distribute $0.20 per trust unit per month. Although the recent acquisitions are accretive to cash flow per trust unit, additional cash flow derived from the acquired properties will be used to fund Harvest's ongoing property enhancement program and acquisition strategy.

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2003 and the audited consolidated financial statements and MD&A for the period from July 10 (date of formation) to December 31, 2002.

Forward-Looking Information

The following discussion contains forward-looking information with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. The information and opinions concerning the Trust's future outlook are based on information available at November 2003.

Sales Volumes

Harvest's production consists of medium and heavy oil, natural gas liquids, and natural gas from properties located in East Central Alberta. Sales of oil and natural gas averaged 11,373 BOE/d and 9,754 BOE/d in the three and nine month periods ended, respectively.

Average Sales Volumes

	Three Month Period Ended September 30, 2003		Nine Month Period Ended September 30, 2003	
Medium oil (Bbls/d)	5,044	44%	4,300	44%
Heavy oil (Bbls/d)	6,010	53%	5,192	53%
Total oil (Bbls/d)	11,054	97%	9,492	97%
Natural gas liquids (Bbls/d)	77	1%	68	1%
Total oil and natural gas liquids (Bbls/d)	11,131	98%	9,560	98%
Natural gas (mcf/d)	1,453	2%	1,165	2%
Total oil equivalent (6:1 BOE/d)	11,373	100%	9,754	100%

Harvest exited September 30, 2003 with a higher daily production rate of approximately 11,600 BOE/d, which reflects the impact of the ongoing development and optimization activities during the quarter. Harvest anticipates further production growth in the balance of 2003 due to the oil and natural gas property acquisition in Southeastern Saskatchewan and the continuing development and optimization program.

Revenue

Revenues, before royalties, totaled $28.5 million and $79.4 million, which was the result of average realized prices of $27.22 and $29.66 per barrel for oil and natural gas liquids and $4.94 and $6.28 per mcf for natural gas during the three and nine month periods ended September 30, 2003 respectively. The overall impact of Harvest's hedging program is an approximate decrease of $3.37 and $5.94 per BOE of production, for the three and nine month periods ended respectively. Harvest plans to continue with its current hedging strategy, and has approximately 10,000 Bbls/d of production hedged for the balance of 2003 at an approximate average price of $30.00 Cdn per barrel.

Operating Netbacks

The following is a summary of Harvest's operating netbacks for the periods ended September 30, 2003:

	($/BOE)	
	Three month period ended September 30, 2003	**Nine month period ended September 30, 2003**
Market price	27.27	29.82
Hedging loss	3.37	5.94
Realized price	23.90	23.88
Royalties, net	3.66	3.77
Operating costs	9.23	8.66
Netback	11.01	11.45

Royalty Expense

Harvest paid net royalties of $3.8 million and $10 million in the three and nine month periods ended or approximately $3.66/BOE and $3.77/BOE, respectively. The net royalty amount for the three month period ended is comprised of $2.7 million in freehold royalties and freehold mineral tax, $1.1 million in crown royalties, $0.2 million in gross overriding royalties and $0.1 million in royalty income received. The net royalty amount for the nine month period ended is comprised of $6.8 million in freehold royalties and freehold mineral tax, $3.2 million in crown royalties, $0.4 million in gross overriding royalties and $0.3 million in royalty income received.

Operating Expenses

Harvest's operating expenses were $9.7 million and $23 million for the three and nine month periods ended or approximately $9.23 and $8.66 per BOE, respectively. Substantially all of the entity's properties are operated by Harvest. The significant portions of Harvest's operating costs are electricity (60%) and maintenance (15%). For the remainder of 2003, Harvest has approximately 48% of its current electricity usage hedged at an average price of $45.10 per MWh.

General and Administration Expenses

General and administrative expenses totaled $0.6 million or $0.54 per BOE for the three month period ended, and $2.1 million or $0.78 per BOE for the nine month period ended. During the three and nine month periods ended, $0.2 million and $0.7 million, respectively, of general and administrative costs were capitalized with respect to field enhancement and acquisition activities. Third quarter general and administrative expenditures have been reduced by recoveries related to the capital expenditure program during the third quarter.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.2 million and $3.4 million in the three and nine month periods ended, respectively. The amortization of deferred financing charges associated with fees to secure bank lending facilities amounted to $0.8 million and $1.6 million for the three and nine month periods ended, respectively.

Depletion, Depreciation and Amortization and Future Site Reclamation Expenses

Harvest's depletion, depreciation, and amortization and site restoration provision totaled $9.3 million and $22.8 million and for the three and nine month periods ended, respectively. This balance is comprised of oil and natural gas properties depletion and depreciation of $8 million and $20.1 million, approximately $28,000 and $78,000 for depreciation of office furniture and equipment, and $1.3 million and $2.7 million for future abandonment and site restoration costs, respectively. The depletion rate for oil and natural gas properties was approximately $7.68 and $7.58 per BOE for the three and nine month periods ended respectively, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred and capitalization of general and administrative expenses. The $1.21 and $1.00 per BOE rate for the three and nine month periods ended, respectively, used to provide for future site reclamation costs is founded on an ultimate net future expenditure of approximately $18.8 million. The depreciation of office furniture and equipment and leasehold improvement costs has been calculated on a straight-line basis of 20% to 50%.

Income Taxes

Income taxes for the three and nine month periods ended are comprised of approximately $86,000 and $138,000 in large corporation tax and a $3.6 million and $3.3 million future income tax expense, respectively. Other than large corporations tax, neither the Trust nor its operating subsidiary are expected to pay cash taxes in 2003.

Cash Flow and Income

For the three and nine month periods ended September 30, 2003, consolidated cash flow from operations was $16.8 million and $32.8 million, and net income was $5.8 million and $10.7 million, respectively.

Cash flow from operations per trust unit is calculated and disclosed by the Trust, as it is a widely accepted measure of financial performance used by analysts and investors to compare oil and natural gas producing companies. Cash flow from operations per trust unit is not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measurements. Harvest's measure of cash flow from operations is not necessarily comparable to a similarly titled measure of another company or trust.

The corresponding per Trust Unit and per BOE figures are as follows:

	Three month period ended September 30, 2003			Nine month period ended September 30, 2003		
	Per Trust Unit			Per Trust Unit		
	Basic	Diluted	Per boe	Basic	Diluted	Per boe
Cash flow from operations	$1.35	$1.31	$16.02	$2.88	$2.79	$12.32
Net income	$0.46	$0.45	$5.50	$0.94	$0.91	$4.01

The cash flow from operations amounts are higher than anticipated due to the extinguishment of U.S. denominated debt and the realization of the foreign exchange gain on this instrument.

Capital Expenditures

Capital expenditures totaled $10.1 million and $48.5 million in the three and nine month periods ended, respectively, including non-cash charges. The expenditures during these periods primarily consist of the acquisition of oil and natural gas producing properties in Eastern Alberta, that complement Harvest's current operations and production.

Subsequent to the end of the quarter, on October 16, 2003 Harvest closed the purchase of oil and natural gas producing properties in Southeastern Saskatchewan through its wholly owned subsidiary, Harvest Operations Corp. This asset purchase is anticipated to add approximately 5,200 BOE/d in production, for an approximate consideration of $80.0 million.

Capitalization and Financial Resources

As at September 30, 2003, the demand loan payable was approximately $2.8 million, compared to a balance of $45.3 million of demand loan payable as at December 31, 2002. The demand loan denominated in U.S. dollars was extinguished on September 30, 2003, with the funds received from the debt and equity bridge note facilities. The debt and equity bridge note facilities outstanding as at September 30, 2003 were $25 million and $33.5 million, respectively.

The working capital balance as at September 30, 2003 was $18.1 million, excluding the demand loan and bridge note payable. This is in comparison to working capital of $10.7 million as at December 31, 2002. The difference of $7.4 million is primarily due to an increase in cash and short-term investments, resulting from the timing of the receipt of the debt and equity bridge note facilities in the latter part of the third quarter. These funds were subsequently used as a portion of the financing of the acquisition of the Southeastern Saskatchewan properties.

Distributions

During the first half of 2003, Harvest paid distributions of $0.20 per month. Of the distributions declared and paid in the first nine months of 2003, approximately 39% were reinvested by unitholders through Harvest's distribution reinvestment plan. This resulted in a net cash distributions paid during the first nine months of $12.4 million. The Trust anticipates the 2003 distributions will likely be 40% taxable, and a 60% return of capital to unitholders. Additional oil and natural gas property acquisitions may change the taxability of the distributions.

Harvest Energy Trust

Consolidated Balance Sheets

	September 30, 2003	December 31, 2002
Assets	***(Unaudited)***	*(Audited)*
Current assets		
Cash and short-term investments	$ **17,403,711**	$ 4,502,947
Accounts receivable	**14,496,072**	13,577,870
Prepaid expenses and deposits	**6,759,342**	534,573
	38,659,125	18,615,390
Deferred financing charges, net of amortization	**1,173,593**	2,209,792
Future income tax	**4,593,313**	1,272,000
Property, plant and equipment, net *[Note 2]*	**99,943,318**	71,631,507
	$ **144,369,349**	$ 93,728,689
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ **17,850,114**	$ 5,640,175
Cash distributions payable	**2,504,578**	1,862,500
Accrued interest payable	**218,904**	389,349
Demand loan *[Note 2]*	**2,825,000**	45,286,396
Bridge note payable *[Note 3]*	**25,000,000**	-
	48,398,596	53,178,420
Site restoration provision	**3,074,185**	544,178
	51,472,781	53,722,598
Unitholders' equity		
Unitholders' capital *[Note 5]*	**66,094,529**	36,727,997
Equity bridge notes *[Note 4]*	**33,500,000**	-
Accumulated income	**15,598,172**	5,136,093
Contributed surplus	**41,728**	4,500
Accumulated cash distributions	**(22,337,861)**	(1,862,500)
	92,896,568	40,006,090
	$ **144,369,349**	$ 93,728,689

Subsequent events [Note 10]

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income
(Unaudited)

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Revenue		
Oil and natural gas sales	$ 28,537,957	$ 79,407,339
Hedging loss	(3,525,083)	(15,821,359)
Royalty income	172,866	342,999
Royalty expense	(4,005,183)	(10,387,959)
	21,180,557	53,541,020
Expenses		
Operating	9,660,960	23,061,371
Interest and amortization of deferred finance charges	1,195,737	3,386,465
General and administrative	566,941	2,086,594
Site restoration and reclamation	1,270,878	2,654,682
Depletion, depreciation and amortization	8,032,971	20,181,186
Foreign exchange gain	(1,825,596)	(5,313,053)
	18,901,891	46,057,245
Income before taxes	2,278,666	7,483,775
Taxes		
Large corporation tax	86,267	137,805
Future tax expense	(3,558,837)	(3,321,313)
Net income for the period	5,751,236	10,667,283
Interest on equity bridge notes *[Note 4]*	(205,205)	(205,205)
Accumulated income, beginning of period	10,052,141	5,136,094
Accumulated income, end of period	$ 15,598,172	$ 15,598,172
Income per trust unit, basic	$ 0.46	$ 0.94
Income per trust unit, diluted	$ 0.45	$ 0.91

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows
(Unaudited)

		Three Months Ended September 30, 2003		Nine Months Ended September 30, 2003
Cash provided by (used in)				
Operating Activities				
Net income for the period	$	5,751,236	$	10,667,283
Items not requiring cash				
Depletion, depreciation and amortization		8,032,971		20,181,186
Site restoration and reclamation		1,270,878		2,654,682
Foreign exchange (gain) loss		4,484,284		996,827
Amortization of finance charges		765,702		1,578,652
Future tax expense		(3,558,837)		(3,321,313)
Unit based compensation		12,273		37,228
Cash flow from operations		16,758,507		32,794,545
Change in non-cash working capital *[Note 8]*		7,345,126		6,448,729
		24,103,633		39,243,274
Financing Activities				
Issue of trust units, net of costs		(165,084)		13,631,097
Issue of trust units under the distribution reinvestment plan, net of costs		2,986,398		7,385,435
Issue of bridge note payable *[Note 3]*		25,000,000		25,000,000
Issue of equity bridge notes *[Note 4]*		33,500,000		33,500,000
Increase in demand loan		8,485,253		41,864,318
Repayment of demand loan		(57,126,666)		(86,683,848)
Repayment of promissory note payable		(850,000)		(850,000)
Financing costs		(542,453)		(542,453)
Cash distributions		(7,402,864)		(19,833,283)
Change in non-cash working capital balances related to financing activities *[Note 8]*		57,068		642,078
		3,941,652		14,113,344
Investing Activities				
Additions to property, plant and equipment		(9,040,735)		(34,011,837)
Acquisition of a private company *[Note 2]*		-		(3,000,000)
Change in non-cash working capital balances related to investing activities *[Note 8]*		(2,781,448)		(3,444,017)
		(11,822,183)		(40,455,854)
Increase in cash and short-term investments		16,223,102		12,900,764
Cash and short-term investments, beginning of period		1,180,609		4,502,947
Cash and short-term investments, end of period	$	17,403,711	$	17,403,711
Cash interest payments	$	741,709	$	1,687,054
Cash tax payments	$	91,034	$	137,805
Cash distributions per unit *[Note 5]*	$	0.60	$	1.74

See accompanying notes to consolidated financial statements.

1. **Significant accounting policies**

These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. These interim consolidated financial statements follow the same significant accounting policies as described and used in the annual report of the Trust for the period from formation on July 10, 2002 to December 31, 2002 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiaries.

2. **Acquisition of a private company**

On June 1, 2003, the Trust acquired all of the common shares and the Net Profit Interest of a private company. Total consideration paid by the Trust was $10.1 million, and consisted of the issuance of 625,000 trust units at a price of $10.00 per trust unit *[Note 5]*, $3 million in cash and an $850,000 unsecured demand promissory note that bears interest at 10% per annum effective June 27, 2003. The acquisition has been accounted for using the purchase price method.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company has not yet completed its final calculation of the assets acquired and liabilities assumed and therefore, the purchase price allocation maybe subject to change.

		Amount
Property, plant & equipment	$	15,180,670
Working capital, net		(2,281,160)
Bank debt		(2,799,510)
	$	10,100,000

3. **Bridge note payable**

On September 29, 2003, the Trust entered into a bridge note agreement with a corporation controlled by a director of Harvest Operations Corp., which provides for advances of up to $25 million. Under the terms of the agreement, interest is paid quarterly in arrears and is calculated daily at a fixed rate of 10% per annum. The outstanding principal portion and all accrued and unpaid interest on the bridge note agreements is due and payable in full on January 1, 2005. Security has been provided in the form of a fixed and floating debenture on the Trust's net profit interest ("NPI"). As at September 30, 2003, there was $25 million drawn on the bridge note payable, and accrued interest of $13,699.

4. Equity bridge note

On July 28, 2003, the Trust entered into two equity bridge note agreements, which provide for advances in aggregate of up to $40 million. The terms and conditions are identical for both agreements, which is comprised of a $30 million agreement with a corporation controlled by a director of Harvest Operations Corp., and a $10 million agreement with a director of Harvest Operations Corp.

Under the terms of the agreements, interest is paid quarterly in arrears and is calculated daily at a fixed rate of 10% per annum. The Trust has the option to settle the quarterly interest payments with cash or the issue of trust units. If the Trust elects to issue trust units, the number of trust units to be issued to settle a quarterly payment shall be the equivalent to the quarterly payment amount divided by 90% of the most recent ten-day weighted average trading price.

The Trust also has the option to repay the principal amounts outstanding at any time. If the Trust chooses to partially repay the outstanding principal amount, such payment is to be made in cash. If the Trust elects to repay the full principal amount plus the accrued quarterly payment at maturity, the Trust then has the option to settle its obligation with cash or with the issue of trust units. The terms to settle with units is the same as with the interest option described above. The outstanding principal portion and all accrued and unpaid interest on the equity bridge note agreements is due and payable in full on January 1, 2005. Security has been provided in the form of a fixed and floating debenture on the Trust's NPI. The equity bridge lenders may demand payment of the full amount if specified events of default under the equity bridge note agreements occur. On September 29, 2003, the equity bridge note agreements were amended to extend the uses permitted under the previous agreements, to include repayment of bank debt. As at September 30, 2003, there was $33.5 million drawn on the equity bridge notes, and accrued interest of $205,205 which is a charge to unitholders' equity and not included in income. This amount was settled with a cash payment subsequent to the period end.

5. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

(b) Issued

	Number of units		Amount
As at, December 31, 2002	9,312,500	$	36,727,997
Exercise of warrants (i)	150,000		150,000
Special warrant exercise (ii)	1,500,000		15,000,000
Acquisitions (iii)	825,000		8,350,000
Distribution reinvestment plan issuance (iv)	735,389		7,385,435
Share issue costs	–		(1,518,903)
As at, September 30, 2003	12,522,889	$	66,094,529

(i) On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

(ii) On March 7, 2003, 1,500,000 special warrants were exercised into trust units. The special warrants were issued on February 4, 2003 for $13,700,000 net of a 5% underwriters' fee and approximately $550,000 of issues costs.

(iii) On May 27, 2003, the Trust issued 200,000 trust units at a price of $10.50 per trust unit, for consideration of the purchase of a crude oil producing property.

On June 27, 2003, the Trust issued 625,000 trust units at a price of $10.00 per trust unit, for partial consideration of the purchase of a private company. *[Note 2]*.

(iv) The following table summarizes the issuance of trust units under the distribution reinvestment plan ("DRIP"):

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP		Amount
January	January 31, 2003	February 17, 2003	79,208	$	794,650
February	February 28, 2003	March 17, 2003	73,230		780,223
March	March 31, 2003	April 15, 2003	96,019		907,805
April	April 30, 2003	May 15, 2003	98,535		925,662
May	May 31, 2003	June 16, 2003	103,059		990,697
June	June 30, 2003	July 15, 2003	104,425		989,718
July	July 31, 2003	August 15, 2003	92,818		989,612
August	August 29, 2003	September 15, 2003	88,095		1,007,068
As at, September 30, 2003			735,389	$	7,385,435

(c) Per trust unit information

The following table summarizes the trust units used in calculating income per trust unit:

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Weighted average trust units outstanding, basic	12,385,722	11,383,042
Effect of trust unit rights	391,972	360,157
Weighted average trust units outstanding, diluted	12,777,694	11,743,199

6. Trust unit incentive plan

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,121,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights	Weighted average exercise price
Outstanding, December 31, 2002	787,500	$ 7.80
Granted, January 24, 2003	32,500	10.21
Granted, February 14, 2003	34,500	10.75
Granted, July 15, 2003	12,500	10.18
Granted, July 17, 2003	7,500	10.20
Granted, July 18, 2003	11,000	10.30
Reduction in exercise price due to distributions	-	(1.80)
As at, September 30, 2003	885,500	$ 6.32

The trust unit rights outstanding vest equally over four years on their anniversary date.

Under CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments", the Trust has chosen not to recognize compensation expense when trust unit rights are granted to employees and directors under the trust unit incentive plan with no cash settlement features. The fair value of trust unit rights issued to directors, officers and employees has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

Expected volatility	23.3%
Risk free interest rate	3.5%
Expected life of the trust unit rights	4 years
Estimated annual distributions per unit	$2.40

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been as follows:

		Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Net income	As reported	$5,751,236	$10,667,283
	Pro forma	$5,317,606	$9,522,447
Income per unit - basic	As reported	$0.46	$0.94
	Pro forma	$0.43	$0.84
Income per unit - diluted	As reported	$0.45	$0.91
	Pro forma	$0.42	$0.81

During the three and nine month periods ended, the Trust has recognized $12,273 and $37,228 respectively in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

7. Financial instruments

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices on prices realized. The following is a summary of the oil sales contracts with price swap or collar features as at September 30, 2003, that have fixed future sales prices:

Swaps	Term	Price per Barrel	Mark to Market Gain (Loss)
Swaps based on West Texas Intermediate			
1,000 Bbls/d	October through December 2003	Cdn. $36.63	$23,972
1,510 Bbls/d	January through March 2004	U.S. $23.23	($786,285)
1,300 Bbls/d	January through March 2004	U.S. $24.33	($507,925)
500 Bbls/d	January through December 2004	U.S. $24.12	($603,370)
500 Bbls/d	January through December 2004	U.S. $24.25	($572,214)
1,430 Bbls/d	April through June 2004	U.S. $22.93	($664,575)
1,200 Bbls/d	April through June 2004	U.S. $25.50	($758,654)
1,380 Bbls/d	July through September 2004	U.S. $22.70	($592,472)
500 Bbls/d	July through September 2004	U.S. $24.56	($102,307)
1,325 Bbls/d	October through December 2004	U.S. $22.54	($528,585)
500 Bbls/d	October through December 2004	U.S. $24.03	($109,459)
500 Bbls/d	January through December 2005	U.S. $24.00	($309,139)
1,100 Bbls/d	January through March 2005	U.S. $22.38	($404,432)
1,030 Bbls/d	April through June 2005	U.S. $22.18	($381,430)
Swaps based on the Lloydminster Blend Crude differential			
2,000 Bbls/d	January through December 2004	U.S. ($7.75)	$390,644
1,000 Bbls/d	January through December 2004	U.S. ($8.20)	($20,371)

Collars	Term	Price per Barrel	Mark to Market Gain (Loss)
500 Bbls/d	October through December 2003	Cdn. $35.50 – 37.35	$45,106
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95	$0
1,000 Bbls/d	January through December 2004	U.S. $25.00 – 28.25	$0

Sold Put	Term	Price per Barrel	Mark to Market Gain (Loss)
500 Bbls/d	January through December 2004	Short put Cdn. $15.50	($21,569)
1,000 Bbls/d	January through December 2004	Short put Cdn. $18.00	($119,830)
1,000 Bbls/d	January through December 2004	Short put Cdn. $18.00	($119,830)

The Trust has also entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the vendor of the property until December 31, 2003. This requires the Trust to purchase approximately 1,000 Bbls/d of diluents to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.23 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.24 per Bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at September 30, 2003:

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2003	Cdn $46.30	$129,168
5MW	January through December 2004	Cdn $46.00	$65,880
5MW	January through December 2004	Cdn. $46.00	$65,880
5MW	January through December 2004	Cdn. $45.50	$87,840
5MW	January through December 2005	Cdn $43.00	$38,544
9.75MW	April 2003 through March 2006	Cdn $44.50	$712,577

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2005	8.40 GJ/MWh	$45,289

At September 30, 2003 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $4,973,581. Harvest Operations Corp. has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at September 30, 2003, this amount totaled $5,076,910 and is recorded in the prepaid expense and deposits balance.

8. Change in non-cash working capital

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Changes in non-cash working capital items:		
Accounts receivable	$ 1,728,332	$ (82,019)
Prepaid expenses and deposits	(4,360,789)	(6,195,004)
Accounts payable and accrued liabilities	7,787,060	9,498,951
Cash distributions payable	57,068	642,078
Accrued interest payable	(590,925)	(170,445)
Large corporation taxes payable	-	(46,771)
	$ 4,620,746	$ 3,646,790
Changes relating to operating activities	$ 7,345,126	$ 6,448,729
Changes relating to financing activities	57,068	642,078
Changes relating to investing activities	(2,781,448)	(3,444,017)
	$ 4,620,746	$ 3,646,790

9. Related party transactions

A director and a corporation controlled by a director of Harvest Operations Corp., have advanced $60.5 million to the Trust during the period ended September 30, 2003. *[Notes 3 & 4]*

A corporation controlled by a director of Harvest Operations Corp. exercised a warrant to purchase 150,000 trust units for proceeds of $150,000 on January 24, 2003. *[Note 5]*

A corporation controlled by a director of Harvest Operations Corp. sublets office space and is provided administrative services at fair market value.

10. Subsequent events

On October 1, 2003, Harvest Energy Trust repaid $11 million of the bridge loan payable plus accrued interest.

On October 3, 2003, Harvest Operations Corp. entered into a $15 million interim bank facility and subsequently paid $2,902,990 in borrowings and unpaid interest to terminate the demand loan. Borrowings under the interim facility bear interest at the banks prime rate plus one-half percent.

On October 15, 2003, the Trust paid the $0.20 per trust unit distribution announced on September 16, 2003, for unitholders' of record as at September 30, 2003. The distribution paid consisted of $1,476,228 in cash and 89,578 trust units issued for $1,028,349 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On October 16, 2003, Harvest Operations Corp. entered into an $89 million bank facility with a chartered Canadian bank syndicate. The facility bears interest at rates ranging from 0.25% to 1.5% above prime rate, and is dependent upon the Trust's debt to cash flow ratio. The borrowing base is reduced monthly by $4.5 million commencing January 31, 2004. A portion of this facility was used to repay the $15 million interim bank facility.

On October 16, 2003, the Trust closed the acquisition of the Carlyle properties in Southeastern Saskatchewan for an estimated purchase price of $80 million.

On October 16, 2003, the Trust closed an issue of 4,312,500 trust units at a price of $12.00 per trust unit for gross proceeds of approximately $51.8 million.

On October 17, 2003, the Trust issued 73,400 additional trust unit rights to employees of Harvest Operations Corp. The average exercise price of the rights granted was $12.19. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. All of the trust unit rights outstanding vest equally over the next four years on their anniversary date, and are subject to Board of Directors approval.

On October 23, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on October 31, 2003. The distribution was paid on November 15, 2003 and consisted of $2,338,364 in cash and 88,256 trust units issued for $1,046,229 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On October 27, 2003, Harvest Operations Corp. purchased an average rate U.S. dollar put option with a strike price of 1.3333, for a premium of $2 million. The notional amount of the option is U.S. $3 million per month, and has a term from November 1, 2003 to December 31, 2004. The contract is settled monthly on the last business day of each month.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations Corp. subsequent to September 30, 2003, that have fixed future sales and purchase prices:

Trade Date	Swap	Term	Price per Barrel
Swaps based on the Lloydminster Blend Crude differential			
October 10, 2003	500 Bbls/d	January through December 2004	U.S. ($7.90)

Trade Date	Collar	Term	Price per Barrel
October 16, 2003	2,500 Bbls/d	October through December 2003	U.S. $24.00 - $30.45
October 16, 2003	2,500 Bbls/d	January through December 2004	U.S. $22.00 - $28.10

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality light, medium and heavy gravity crude oil properties in East Central Alberta and South East Saskatchewan, and its hands on operating strategy underpin Harvest's objective to deliver superior economic returns to unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 04
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.



For the three months ended September 30, 2003



Harvest Energy Trust

2003 Quarterly Report to Unitholders

Q3

Harvest Energy Trust Announces Third Quarter 2003 Results

Calgary, November 18, 2003 – Harvest Energy Trust ("Harvest") (TSX: HTE.UN) today announced its unaudited operating and financial results for the three and nine month periods ended September 30, 2003.

Third Quarter Highlights

- Distributions of $0.60 per trust unit;
- Cash flow from operations of $16.8 million or $1.35 per trust unit, for the three month periods ended September 30, 2003; After adjusting cash flow from operations for the non-recurring foreign exchange gain of $6.3 million, cash flow from operations would have been $10.5 million and the payout ratio would have been 71%;
- Sales volume averaged 11,373 BOE/d for the three month period ended September 30, 2003, an increase of 18% from the second quarter;
- Harvest continued its development activities in its core areas with capital expenditures of approximately $10.1 million resulting in an exit rate of 11,600 BOE/d at September 30, 2003; and
- Harvest announced the signing of an agreement to acquire predominantly light oil properties in the Carlyle area of Southeastern Saskatchewan. Harvest closed the Carlyle acquisition on October 16, 2003, representing incremental production of approximately 5,200 BOE/d, for a closing price of approximately $80 million.

Third Quarter Financial and Operational Highlights

Financial *($000's except per BOE and per trust unit amounts)*	**Three months ended September 30, 2003**
Revenue, before hedging	$28,538
Revenue, net of hedging	$25,013
Hedging Loss	$3,525
Cash flow from operations	$16,759
Cash flow from operations per trust unit	$1.35
Cash flow from operations adjusted for non-recurring items	$10,449
Cash flow from operations adjusted for non-recurring items per trust unit	$0.84
Net income	$5,751
Net income per trust unit, basic	$0.46
Distributions paid	$7,403
Payout ratio – adjusted for non-recurring items	71%
Capital expenditures	$10,099
Net debt	$9,739*

*Prior to giving effect to $33.5 million of Equity Bridge Notes outstanding at September 30, 2003.

Financial *($000's except per BOE and per trust unit amounts)*	**Three months ended September 30, 2003**
Declared distributions to unitholders	$7,460
Declared distributions per trust unit	$0.60
Weighed average trust units outstanding, basic	12,385,722
Trust units outstanding at the end of the period	12,522,889

Operating and Reserves *(Natural gas converted to barrel of oil equivalent BOE on a 6:1 basis)*	**Three months ended September 30, 2003**	**Nine months ended September 30, 2003**
Average daily sales volumes		
Crude oil and natural gas liquids (Bbls/d)	11,131	9,560
Natural gas (mcf/d)	1,453	1,165
Total (BOE/d)	**11,373**	**9,754**
Production exit rate (BOE/d)	11,600	11,600

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2003 and the audited consolidated financial statements and MD&A for the period from July 10 (date of formation) to December 31, 2002.

Forward-Looking Information

The following discussion contains forward-looking information with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. The information and opinions concerning the Trust's future outlook are based on information available at November 2003.

Sales Volumes

Harvest's production consists of medium and heavy oil, natural gas liquids, and natural gas from properties located in East Central Alberta. Sales of oil and natural gas averaged 11,373 BOE/d and 9,754 BOE/d in the three and nine month periods ended, respectively.

Average Sales Volumes

	Three Month Period Ended September 30, 2003		Nine Month Period Ended September 30, 2003	
Medium oil (Bbls/d)	5,044	44%	4,300	44%
Heavy oil (Bbls/d)	6,010	53%	5,192	53%
Total oil (Bbls/d)	11,054	97%	9,492	97%
Natural gas liquids (Bbls/d)	77	1%	68	1%
Total oil and natural gas liquids (Bbls/d)	11,131	98%	9,560	98%
Natural gas (mcf/d)	1,453	2%	1,165	2%
Total oil equivalent (6:1 BOE/d)	11,373	100%	9,754	100%

Harvest exited September 30, 2003 with a higher daily production rate of approximately 11,600 BOE/d, which reflects the impact of the ongoing development and optimization activities during the quarter. Harvest anticipates further production growth in the balance of 2003 due to the oil and natural gas property acquisition in Southeastern Saskatchewan and the continuing development and optimization program.

Revenue

Revenues, before royalties, totaled $28.5 million and $79.4 million, which was the result of average realized prices of $27.22 and $29.66 per barrel for oil and natural gas liquids and $4.94 and $6.28 per mcf for natural gas during the three and nine month periods ended September 30, 2003 respectively. The overall impact of Harvest's hedging program is an approximate decrease of $3.37 and $5.94 per BOE of production, for the three and nine month periods ended respectively. Harvest plans to continue with its current hedging strategy, and has approximately 10,000 Bbls/d of production hedged for the balance of 2003 at an approximate average price of $30.00 Cdn per barrel.

Operating Netbacks

The following is a summary of Harvest's operating netbacks for the periods ended September 30, 2003:

	($/BOE)	
	Three month period ended September 30, 2003	**Nine month period ended September 30, 2003**
Market price	27.27	29.82
Hedging loss	3.37	5.94
Realized price	23.90	23.88
Royalties, net	3.66	3.77
Operating costs	9.23	8.66
Netback	11.01	11.45

Royalty Expense

Harvest paid net royalties of $3.8 million and $10 million in the three and nine month periods ended or approximately $3.66/BOE and $3.77/BOE, respectively. The net royalty amount for the three month period ended is comprised of $2.7 million in freehold royalties and freehold mineral tax, $1.1 million in crown royalties, $0.2 million in gross overriding royalties and $0.1 million in royalty income received. The net royalty amount for the nine month period ended is comprised of $6.8 million in freehold royalties and freehold mineral tax, $3.2 million in crown royalties, $0.4 million in gross overriding royalties and $0.3 million in royalty income received.

Operating Expenses

Harvest's operating expenses were $9.7 million and $23 million for the three and nine month periods ended or approximately $9.23 and $8.66 per BOE, respectively. Substantially all of the entity's properties are operated by Harvest. The significant portions of Harvest's operating costs are electricity (60%) and maintenance (15%). For the remainder of 2003, Harvest has approximately 48% of its current electricity usage hedged at an average price of $45.10 per MWh.

General and Administration Expenses

General and administrative expenses totaled $0.6 million or $0.54 per BOE for the three month period ended, and $2.1 million or $0.78 per BOE for the nine month period ended. During the three and nine month periods ended, $0.2 million and $0.7 million, respectively, of general and administrative costs were capitalized with respect to field enhancement and acquisition activities. Third quarter general and administrative expenditures have been reduced by recoveries related to the capital expenditure program during the third quarter.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.2 million and $3.4 million in the three and nine month periods ended, respectively. The amortization of deferred financing charges associated with fees to secure bank lending facilities amounted to $0.8 million and $1.6 million for the three and nine month periods ended, respectively.

Depletion, Depreciation and Amortization and Future Site Reclamation Expenses

Harvest's depletion, depreciation, and amortization and site restoration provision totaled $9.3 million and $22.8 million and for the three and nine month periods ended, respectively. This balance is comprised of oil and natural gas properties depletion and depreciation of $8 million and $20.1 million, approximately $28,000 and $78,000 for depreciation of office furniture and equipment, and $1.3 million and $2.7 million for future abandonment and site restoration costs, respectively. The depletion rate for oil and natural gas properties was approximately $7.68 and $7.58 per BOE for the three and nine month periods ended respectively, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred and capitalization of general and administrative expenses. The $1.21 and $1.00 per BOE rate for the three and nine month periods ended, respectively, used to provide for future site reclamation costs is founded on an ultimate net future expenditure of approximately $18.8 million. The depreciation of office furniture and equipment and leasehold improvement costs has been calculated on a straight-line basis of 20% to 50%.

Income Taxes

Income taxes for the three and nine month periods ended are comprised of approximately $86,000 and $138,000 in large corporation tax and a $3.6 million and $3.3 million future income tax expense, respectively. Other than large corporations tax, neither the Trust nor its operating subsidiary are expected to pay cash taxes in 2003.

Cash Flow and Income

For the three and nine month periods ended September 30, 2003, consolidated cash flow from operations was $16.8 million and $32.8 million, and net income was $5.8 million and $10.7 million, respectively.

Cash flow from operations per trust unit is calculated and disclosed by the Trust, as it is a widely accepted measure of financial performance used by analysts and investors to compare oil and natural gas producing companies. Cash flow from operations per trust unit is not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measurements. Harvest's measure of cash flow from operations is not necessarily comparable to a similarly titled measure of another company or trust.

The corresponding per Trust Unit and per BOE figures are as follows:

	Three month period ended September 30, 2003			Nine month period ended September 30, 2003		
	Per Trust Unit			Per Trust Unit		
	Basic	Diluted	Per boe	Basic	Diluted	Per boe
Cash flow from operations	$1.35	$1.31	$16.02	$2.88	$2.79	$12.32
Net income	$0.46	$0.45	$5.50	$0.94	$0.91	$4.01

The cash flow from operations amounts are higher than anticipated due to the extinguishment of U.S. denominated debt and the realization of the foreign exchange gain on this instrument.

Capital Expenditures

Capital expenditures totaled $10.1 million and $48.5 million in the three and nine month periods ended, respectively, including non-cash charges. The expenditures during these periods primarily consist of the acquisition of oil and natural gas producing properties in Eastern Alberta, that complement Harvest's current operations and production.

Subsequent to the end of the quarter, on October 16, 2003 Harvest closed the purchase of oil and natural gas producing properties in Southeastern Saskatchewan through its wholly owned subsidiary, Harvest Operations Corp. This asset purchase is anticipated to add approximately 5,200 BOE/d in production, for an approximate consideration of $80.0 million.

Capitalization and Financial Resources

As at September 30, 2003, the demand loan payable was approximately $2.8 million, compared to a balance of $45.3 million of demand loan payable as at December 31, 2002. The demand loan denominated in U.S. dollars was extinguished on September 30, 2003, with the funds received from the debt and equity bridge note facilities. The debt and equity bridge note facilities outstanding as at September 30, 2003 were $25 million and $33.5 million, respectively.

The working capital balance as at September 30, 2003 was $18.1 million, excluding the demand loan and bridge note payable. This is in comparison to working capital of $10.7 million as at December 31, 2002. The difference of $7.4 million is primarily due to an increase in cash and short-term investments, resulting from the timing of the receipt of the debt and equity bridge note facilities in the latter part of the third quarter. These funds were subsequently used as a portion of the financing of the acquisition of the Southeastern Saskatchewan properties.

Distributions

During the first half of 2003, Harvest paid distributions of $0.20 per month. Of the distributions declared and paid in the first nine months of 2003, approximately 39% were reinvested by unitholders through Harvest's distribution reinvestment plan. This resulted in a net cash distributions paid during the first nine months of $12.4 million. The Trust anticipates the 2003 distributions will likely be 40% taxable, and a 60% return of capital to unitholders. Additional oil and natural gas property acquisitions may change the taxability of the distributions.

Harvest Energy Trust

Consolidated Balance Sheets

		September 30, 2003		December 31, 2002
Assets		***(Unaudited)***		*(Audited)*
Current assets				
Cash and short-term investments	**$**	**17,403,711**	$	4,502,947
Accounts receivable		**14,496,072**		13,577,870
Prepaid expenses and deposits		**6,759,342**		534,573
		38,659,125		18,615,390
Deferred financing charges, net of amortization		**1,173,593**		2,209,792
Future income tax		**4,593,313**		1,272,000
Property, plant and equipment, net *[Note 2]*		**99,943,318**		71,631,507
	$	**144,369,349**	$	93,728,689
Liabilities and Unitholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	**$**	**17,850,114**	$	5,640,175
Cash distributions payable		**2,504,578**		1,862,500
Accrued interest payable		**218,904**		389,349
Demand loan *[Note 2]*		**2,825,000**		45,286,396
Bridge note payable *[Note 3]*		**25,000,000**		-
		48,398,596		53,178,420
Site restoration provision		**3,074,185**		544,178
		51,472,781		53,722,598
Unitholders' equity				
Unitholders' capital *[Note 5]*		**66,094,529**		36,727,997
Equity bridge notes *[Note 4]*		**33,500,000**		-
Accumulated income		**15,598,172**		5,136,093
Contributed surplus		**41,728**		4,500
Accumulated cash distributions		**(22,337,861)**		(1,862,500)
		92,896,568		40,006,090
	$	**144,369,349**	$	93,728,689

Subsequent events [Note 10]

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income

(Unaudited)

	Three Months Ended September 30, 2003		Nine Months Ended September 30, 2003	
Revenue				
Oil and natural gas sales	$	28,537,957	$	79,407,339
Hedging loss		(3,525,083)		(15,821,359)
Royalty income		172,866		342,999
Royalty expense		(4,005,183)		(10,387,959)
		21,180,557		53,541,020
Expenses				
Operating		9,660,960		23,061,371
Interest and amortization of deferred finance charges		1,195,737		3,386,465
General and administrative		566,941		2,086,594
Site restoration and reclamation		1,270,878		2,654,682
Depletion, depreciation and amortization		8,032,971		20,181,186
Foreign exchange gain		(1,825,596)		(5,313,053)
		18,901,891		46,057,245
Income before taxes		2,278,666		7,483,775
Taxes				
Large corporation tax		86,267		137,805
Future tax expense		(3,558,837)		(3,321,313)
Net income for the period		5,751,236		10,667,283
Interest on equity bridge notes *[Note 4]*		(205,205)		(205,205)
Accumulated income, beginning of period		10,052,141		5,136,094
Accumulated income, end of period	$	15,598,172	$	15,598,172
Income per trust unit, basic	$	0.46	$	0.94
Income per trust unit, diluted	$	0.45	$	0.91

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows

(Unaudited)

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Cash provided by (used in)		
Operating Activities		
Net income for the period	$ 5,751,236	$ 10,667,283
Items not requiring cash		
Depletion, depreciation and amortization	8,032,971	20,181,186
Site restoration and reclamation	1,270,878	2,654,682
Foreign exchange (gain) loss	4,484,284	996,827
Amortization of finance charges	765,702	1,578,652
Future tax expense	(3,558,837)	(3,321,313)
Unit based compensation	12,273	37,228
Cash flow from operations	16,758,507	32,794,545
Change in non-cash working capital *[Note 8]*	7,345,126	6,448,729
	24,103,633	39,243,274
Financing Activities		
Issue of trust units, net of costs	(165,084)	13,631,097
Issue of trust units under the distribution reinvestment plan, net of costs	2,986,398	7,385,435
Issue of bridge note payable *[Note 3]*	25,000,000	25,000,000
Issue of equity bridge notes *[Note 4]*	33,500,000	33,500,000
Increase in demand loan	8,485,253	41,864,318
Repayment of demand loan	(57,126,666)	(86,683,848)
Repayment of promissory note payable	(850,000)	(850,000)
Financing costs	(542,453)	(542,453)
Cash distributions	(7,402,864)	(19,833,283)
Change in non-cash working capital balances related to financing activities *[Note 8]*	57,068	642,078
	3,941,652	14,113,344
Investing Activities		
Additions to property, plant and equipment	(9,040,735)	(34,011,837)
Acquisition of a private company *[Note 2]*	-	(3,000,000)
Change in non-cash working capital balances related to investing activities *[Note 8]*	(2,781,448)	(3,444,017)
	(11,822,183)	(40,455,854)
Increase in cash and short-term investments	16,223,102	12,900,764
Cash and short-term investments, beginning of period	1,180,609	4,502,947
Cash and short-term investments, end of period	$ 17,403,711	$ 17,403,711
Cash interest payments	$ 741,709	$ 1,687,054
Cash tax payments	$ 91,034	$ 137,805
Cash distributions per unit *[Note 5]*	$ 0.60	$ 1.74

See accompanying notes to consolidated financial statements.

1. **Significant accounting policies**

These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. These interim consolidated financial statements follow the same significant accounting policies as described and used in the annual report of the Trust for the period from formation on July 10, 2002 to December 31, 2002 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiaries.

2. **Acquisition of a private company**

On June 1, 2003, the Trust acquired all of the common shares and the Net Profit Interest of a private company. Total consideration paid by the Trust was $10.1 million, and consisted of the issuance of 625,000 trust units at a price of $10.00 per trust unit *[Note 5]*, $3 million in cash and an $850,000 unsecured demand promissory note that bears interest at 10% per annum effective June 27, 2003. The acquisition has been accounted for using the purchase price method.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company has not yet completed its final calculation of the assets acquired and liabilities assumed and therefore, the purchase price allocation maybe subject to change.

		Amount
Property, plant & equipment	$	15,180,670
Working capital, net		(2,281,160)
Bank debt		(2,799,510)
	$	10,100,000

3. **Bridge note payable**

On September 29, 2003, the Trust entered into a bridge note agreement with a corporation controlled by a director of Harvest Operations Corp., which provides for advances of up to $25 million. Under the terms of the agreement, interest is paid quarterly in arrears and is calculated daily at a fixed rate of 10% per annum. The outstanding principal portion and all accrued and unpaid interest on the bridge note agreements is due and payable in full on January 1, 2005. Security has been provided in the form of a fixed and floating debenture on the Trust's net profit interest ("NPI"). As at September 30, 2003, there was $25 million drawn on the bridge note payable, and accrued interest of $13,699.

4. Equity bridge note

On July 28, 2003, the Trust entered into two equity bridge note agreements, which provide for advances in aggregate of up to $40 million. The terms and conditions are identical for both agreements, which is comprised of a $30 million agreement with a corporation controlled by a director of Harvest Operations Corp., and a $10 million agreement with a director of Harvest Operations Corp.

Under the terms of the agreements, interest is paid quarterly in arrears and is calculated daily at a fixed rate of 10% per annum. The Trust has the option to settle the quarterly interest payments with cash or the issue of trust units. If the Trust elects to issue trust units, the number of trust units to be issued to settle a quarterly payment shall be the equivalent to the quarterly payment amount divided by 90% of the most recent ten-day weighted average trading price.

The Trust also has the option to repay the principal amounts outstanding at any time. If the Trust chooses to partially repay the outstanding principal amount, such payment is to be made in cash. If the Trust elects to repay the full principal amount plus the accrued quarterly payment at maturity, the Trust then has the option to settle its obligation with cash or with the issue of trust units. The terms to settle with units is the same as with the interest option described above. The outstanding principal portion and all accrued and unpaid interest on the equity bridge note agreements is due and payable in full on January 1, 2005. Security has been provided in the form of a fixed and floating debenture on the Trust's NPI. The equity bridge lenders may demand payment of the full amount if specified events of default under the equity bridge note agreements occur. On September 29, 2003, the equity bridge note agreements were amended to extend the uses permitted under the previous agreements, to include repayment of bank debt. As at September 30, 2003, there was $33.5 million drawn on the equity bridge notes, and accrued interest of $205,205 which is a charge to unitholders' equity and not included in income. This amount was settled with a cash payment subsequent to the period end.

5. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

(b) Issued

	Number of units		Amount
As at, December 31, 2002	9,312,500	$	36,727,997
Exercise of warrants (i)	150,000		150,000
Special warrant exercise (ii)	1,500,000		15,000,000
Acquisitions (iii)	825,000		8,350,000
Distribution reinvestment plan issuance (iv)	735,389		7,385,435
Share issue costs	–		(1,518,903)
As at, September 30, 2003	12,522,889	$	66,094,529

(i) On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

(ii) On March 7, 2003, 1,500,000 special warrants were exercised into trust units. The special warrants were issued on February 4, 2003 for $13,700,000 net of a 5% underwriters' fee and approximately $550,000 of issues costs.

(iii) On May 27, 2003, the Trust issued 200,000 trust units at a price of $10.50 per trust unit, for consideration of the purchase of a crude oil producing property.

On June 27, 2003, the Trust issued 625,000 trust units at a price of $10.00 per trust unit, for partial consideration of the purchase of a private company. *[Note 2]*.

(iv) The following table summarizes the issuance of trust units under the distribution reinvestment plan ("DRIP"):

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP		Amount
January	January 31, 2003	February 17, 2003	79,208	$	794,650
February	February 28, 2003	March 17, 2003	73,230		780,223
March	March 31, 2003	April 15, 2003	96,019		907,805
April	April 30, 2003	May 15, 2003	98,535		925,662
May	May 31, 2003	June 16, 2003	103,059		990,697
June	June 30, 2003	July 15, 2003	104,425		989,718
July	July 31, 2003	August 15, 2003	92,818		989,612
August	August 29, 2003	September 15, 2003	88,095		1,007,068
As at, September 30, 2003			735,389	$	7,385,435

(c) Per trust unit information

The following table summarizes the trust units used in calculating income per trust unit:

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Weighted average trust units outstanding, basic	12,385,722	11,383,042
Effect of trust unit rights	391,972	360,157
Weighted average trust units outstanding, diluted	12,777,694	11,743,199

6. Trust unit incentive plan

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,121,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights		Weighted average exercise price
Outstanding, December 31, 2002	787,500	$	7.80
Granted, January 24, 2003	32,500		10.21
Granted, February 14, 2003	34,500		10.75
Granted, July 15, 2003	12,500		10.18
Granted, July 17, 2003	7,500		10.20
Granted, July 18, 2003	11,000		10.30
Reduction in exercise price due to distributions	-		(1.80)
As at, September 30, 2003	885,500	$	6.32

The trust unit rights outstanding vest equally over four years on their anniversary date.

Under CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments", the Trust has chosen not to recognize compensation expense when trust unit rights are granted to employees and directors under the trust unit incentive plan with no cash settlement features. The fair value of trust unit rights issued to directors, officers and employees has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

Expected volatility	23.3%
Risk free interest rate	3.5%
Expected life of the trust unit rights	4 years
Estimated annual distributions per unit	$2.40

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been as follows:

		Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Net income	As reported	$5,751,236	$10,667,283
	Pro forma	$5,317,606	$9,522,447
Income per unit - basic	As reported	$0.46	$0.94
	Pro forma	$0.43	$0.84
Income per unit - diluted	As reported	$0.45	$0.91
	Pro forma	$0.42	$0.81

During the three and nine month periods ended, the Trust has recognized $12,273 and $37,228 respectively in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

7. Financial instruments

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices on prices realized. The following is a summary of the oil sales contracts with price swap or collar features as at September 30, 2003, that have fixed future sales prices:

Swaps	Term	Price per Barrel	Mark to Market Gain (Loss)
Swaps based on West Texas Intermediate			
1,000 Bbls/d	October through December 2003	Cdn. $36.63	$23,972
1,510 Bbls/d	January through March 2004	U.S. $23.23	($786,285)
1,300 Bbls/d	January through March 2004	U.S. $24.33	($507,925)
500 Bbls/d	January through December 2004	U.S. $24.12	($603,370)
500 Bbls/d	January through December 2004	U.S. $24.25	($572,214)
1,430 Bbls/d	April through June 2004	U.S. $22.93	($664,575)
1,200 Bbls/d	April through June 2004	U.S. $25.50	($758,654)
1,380 Bbls/d	July through September 2004	U.S. $22.70	($592,472)
500 Bbls/d	July through September 2004	U.S. $24.56	($102,307)
1,325 Bbls/d	October through December 2004	U.S. $22.54	($528,585)
500 Bbls/d	October through December 2004	U.S. $24.03	($109,459)
500 Bbls/d	January through December 2005	U.S. $24.00	($309,139)
1,100 Bbls/d	January through March 2005	U.S. $22.38	($404,432)
1,030 Bbls/d	April through June 2005	U.S. $22.18	($381,430)
Swaps based on the Lloydminster Blend Crude differential			
2,000 Bbls/d	January through December 2004	U.S. ($7.75)	$390,644
1,000 Bbls/d	January through December 2004	U.S. ($8.20)	($20,371)

Collars	Term	Price per Barrel	Mark to Market Gain (Loss)
500 Bbls/d	October through December 2003	Cdn. $35.50 – 37.35	$45,106
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95	$0
1,000 Bbls/d	January through December 2004	U.S. $25.00 – 28.25	$0

Sold Put	Term	Price per Barrel	Mark to Market Gain (Loss)
500 Bbls/d	January through December 2004	Short put Cdn. $15.50	($21,569)
1,000 Bbls/d	January through December 2004	Short put Cdn. $18.00	($119,830)
1,000 Bbls/d	January through December 2004	Short put Cdn. $18.00	($119,830)

The Trust has also entered into a physical contract to deliver 6,000 Bbls/d of Lloydminster blend crude oil to the vendor of the property until December 31, 2003. This requires the Trust to purchase approximately 1,000 Bbls/d of diluents to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.23 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.24 per Bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at September 30, 2003

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2003	Cdn $46.30	$129,168
5MW	January through December 2004	Cdn $46.00	$65,880
5MW	January through December 2004	Cdn. $46.00	$65,880
5MW	January through December 2004	Cdn. $45.50	$87,840
5MW	January through December 2005	Cdn $43.00	$38,544
9.75MW	April 2003 through March 2006	Cdn $44.50	$712,577

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2005	8.40 GJ/MWh	$45,289

At September 30, 2003 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $4,973,581. Harvest Operations Corp. has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at September 30, 2003, this amount totaled $5,076,910 and is recorded in the prepaid expense and deposits balance.

8. Change in non-cash working capital

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003
Changes in non-cash working capital items:		
Accounts receivable	$ 1,728,332	$ (82,019)
Prepaid expenses and deposits	(4,360,789)	(6,195,004)
Accounts payable and accrued liabilities	7,787,060	9,498,951
Cash distributions payable	57,068	642,078
Accrued interest payable	(590,925)	(170,445)
Large corporation taxes payable	-	(46,771)
	$ 4,620,746	$ 3,646,790
Changes relating to operating activities	$ 7,345,126	$ 6,448,729
Changes relating to financing activities	57,068	642,078
Changes relating to investing activities	(2,781,448)	(3,444,017)
	$ 4,620,746	$ 3,646,790

9. Related party transactions

A director and a corporation controlled by a director of Harvest Operations Corp., have advanced $60.5 million to the Trust during the period ended September 30, 2003. *[Notes 3 & 4]*

A corporation controlled by a director of Harvest Operations Corp. exercised a warrant to purchase 150,000 trust units for proceeds of $150,000 on January 24, 2003. *[Note 5]*

A corporation controlled by a director of Harvest Operations Corp. sublets office space and is provided administrative services at fair market value.

10. Subsequent events

On October 1, 2003, Harvest Energy Trust repaid $11 million of the bridge loan payable plus accrued interest.

On October 3, 2003, Harvest Operations Corp. entered into a $15 million interim bank facility and subsequently paid $2,902,990 in borrowings and unpaid interest to terminate the demand loan. Borrowings under the interim facility bear interest at the banks prime rate plus one-half percent.

On October 15, 2003, the Trust paid the $0.20 per trust unit distribution announced on September 16, 2003, for unitholders' of record as at September 30, 2003. The distribution paid consisted of $1,476,228 in cash and 89,578 trust units issued for $1,028,349 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On October 16, 2003, Harvest Operations Corp. entered into an $89 million bank facility with a chartered Canadian bank syndicate. The facility bears interest at rates ranging from 0.25% to 1.5% above prime rate, and is dependent upon the Trust's debt to cash flow ratio. The borrowing base is reduced monthly by $4.5 million commencing January 31, 2004. A portion of this facility was used to repay the $15 million interim bank facility.

On October 16, 2003, the Trust closed the acquisition of the Carlyle properties in Southeastern Saskatchewan for an estimated purchase price of $80 million.

On October 16, 2003, the Trust closed an issue of 4,312,500 trust units at a price of $12.00 per trust unit for gross proceeds of approximately $51.8 million.

On October 17, 2003, the Trust issued 73,400 additional trust unit rights to employees of Harvest Operations Corp. The average exercise price of the rights granted was $12.19. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. All of the trust unit rights outstanding vest equally over the next four years on their anniversary date, and are subject to Board of Directors approval.

On October 23, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on October 31, 2003. The distribution was paid on November 15, 2003 and consisted of $2,338,364 in cash and 88,256 trust units issued for $1,046,229 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On October 27, 2003, Harvest Operations Corp. purchased an average rate U.S. dollar put option with a strike price of 1.3333, for a premium of $2 million. The notional amount of the option is U.S. $3 million per month, and has a term from November 1, 2003 to December 31, 2004. The contract is settled monthly on the last business day of each month.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations Corp. subsequent to September 30, 2003, that have fixed future sales and purchase prices:

Trade Date	Swap	Term	Price per Barrel
Swaps based on the Lloydminster Blend Crude differential			
October 10, 2003	500 Bbls/d	January through December 2004	U.S. ($7.90)

Trade Date	Collar	Term	Price per Barrel
October 16, 2003	2,500 Bbls/d	October through December 2003	U.S. $24.00 - $30.45
October 16, 2003	2,500 Bbls/d	January through December 2004	U.S. $22.00 - $28.10

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality light, medium and heavy gravity crude oil properties in East Central Alberta and South East Saskatchewan, and its hands on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 04
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN



510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

89

November 24, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
P.E.I. Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
North West Territories Registrar of Securities *(via SEDAR)*
Yukon Registrar of Securities *(via SEDAR)*
Nunavut Registrar of Securities *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Harvest Energy Trust
Mailing of Third Quarter Report
to Registered Unitholders

As the mailing agent for Harvest Energy Trust, we are pleased to confirm the mailing of the third quarter report for the period ended September 30, 2003, to each of the Registered Unitholders of the subject trust on **November 24, 2003.**

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Harvest Energy Trust
Attn: Ms. Debbie Harrison

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF INTERIM MAILING TO THE
OF	)	UNITHOLDERS OF **HARVEST ENERGY TRUST**
ALBERTA	)	("TRUST").

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **NOVEMBER 24, 2003** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF UNITS OF THE TRUST;**

   (a) a copy of the THIRD QUARTER REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2003 marked EXHIBIT "A" and identified by me.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF)
CALGARY IN THE PROVINCE OF ALBERTA)
THIS 24TH DAY OF NOVEMBER 2003.)
)
)
)

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR
THE PROVINCE OF ALBERTA
My commission expires on November 15, 2006.

"Cheryl Dahlager"
CHERYL DAHLAGER



Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS JANUARY 15th, 2004 CASH DISTRIBUTION OF $0.20 PER UNIT

Calgary, December 16th, 2003 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on January 15th, 2004 to Unitholders of record on December 31st, 2003. Harvest trust units are expected to commence trading on an ex-distribution basis on December 29th, 2003. This distribution amount represents Distributable Cash earned in the month of December 2003.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality light, medium and heavy gravity crude oil properties in East Central Alberta and South East Saskatchewan, and its hands-on operating strategy underpin Harvest's objective to deliver consistent returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

91

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Harvest Energy Trust

Participation Fee for the Financial Year Ending: December 31, 2003

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		$9,312,500	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$9.50	
Market value of class or series	=	$88,468,750	
			$88,469,000(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.] Nil(B)

(Repeat for each class or series of corporate debt or preferred shares) n/a(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = $88,469,000

Total fee payable in accordance with Appendix A of the Rule $5,625

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) n/a

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) n/a

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________
Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year ________
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

92



Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 57686-2

Via SEDAR

December 22, 2003

Loreta Varanaviciene
Ontario Securities Commission
Suite 1903, 20 Queen Street West
Toronto, Ontario
M5H 3S8

Dear Loreta:

Re: Harvest Energy Trust - Form 13-502F1

We attach a revised Form 13-502F1 indicating that fees of $5,625 were payable by Harvest Energy Trust in respect of the year ended December 31, 2003. As $625 has already been paid, we also include fees in the amount of $5,000 representing the net fees which are payable.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "Keith A. Greenfield"

KEITH A. GREENFIELD

KAG\lr
Attachment

G:\057686\0002\Letter to OSC 01 (kag).doc



Harvest Energy Trust

2002 Initial Annual Information Form

December 10, 2003

G:\057686\0002\AIF 2003 - v10.doc

TABLE OF CONTENTS

Page

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Trust is hereby providing cautionary statements identifying important factors that could cause the Trust's actual results to differ materially from those projected in forward-looking statements made in this Annual Information Form. Any statements that express or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always through use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", "estimated", "intends", "plans", "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Annual Information Form, and particularly in the risk factors set forth herein under "Risk Factors". Because actual results or outcomes could differ materially from those expressed in any forward-looking statements of the Trust made by or on behalf of the Trust, investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Trust undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law including applicable securities laws. New factors emerge from time to time, and it is not possible for management of the Corporation to predict all of such factors and to assess in advance the impact of each such factor on the Trust or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SUPPLEMENTAL DISCLOSURE

Distributable cash and cash available for distribution and cash-on-cash yield are not recognized generally accepted accounting principles. Management believes that in addition to net income and net income per Trust Unit, distributable cash and cash available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that distributable cash, cash available for distribution and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles. **Investors are also cautioned that cash-on-cash yield represents a blend of return *of* investors' initial investment and a return *on* investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated.

"ABCA" means the *Business Corporations Act* (Alberta), together with any or all regulations promulgated thereunder, as amended from time to time.

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and the Corporation pursuant to which the Corporation provides certain administrative and advisory services in connection with the Trust. See "Description of the Trust" and "Information Respecting the Corporation".

"Affiliate" means, with respect to the relationship between corporations, that one of them is controlled by the other or that both of them are controlled by the same Person and for this purpose a corporation shall be deemed to be controlled by the Person who owns or effectively controls, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation or otherwise) to elect the majority of its board of directors.

"ARTC" means the Alberta Royalty Tax Credit, an Alberta provincial government program under which, in certain circumstances, tax credits may be provided against royalties on oil and natural gas production payable to the Province of Alberta.

"Board of Directors" or **"Harvest Board"** means the board of directors of the Corporation.

"Bridge Agreements" means, collectively, the Bridge Notes and the Equity Bridge Notes.

"Bridge Lenders" means, collectively, Caribou and the Chairman of the Corporation.

"Bridge Notes" means, collectively, the bridge notes dated September 29, 2003 between the Trust and each of the Bridge Lenders providing for advances of up to $30 million to the Trust to assist with the payout of the Prior Bank Facility and the payment of the Deferred Purchase Price Obligation as a result of the acquisition of the Carlyle Properties.

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday in the Province of Alberta or any other day on which banks in Calgary, Alberta are not open for business.

"Capital Fund" means the cumulative amount of funds that the Trust retains from Cash Available For Distributions to finance future acquisitions and development of properties. See "Description of the Trust – Capital Fund".

"Caribou" means Caribou Capital Corp.

"Carlyle Properties" means various working, royalty, proprietary 3D seismic and other interests acquired pursuant to the Carlyle Properties Transaction as described under "Acquisition of Carlyle Properties".

"Carlyle Properties Acquisition Agreement" means the agreement of purchase and sale between the Carlyle Properties Vendor and the Corporation dated effective October 1, 2003 for the purchase of the Carlyle Properties.

"Carlyle Properties Transaction" means the acquisition of the Carlyle Properties by the Corporation pursuant to the Carlyle Properties Acquisition Agreement.

"Carlyle Properties Vendor" means a senior oil and natural gas partnership.

"Cash Available For Distribution" means, for any particular period, all amounts available for distribution during any applicable period by the Trust to holders of Trust Units prior to any retention by the Trust for the Capital Fund. See "Description of the Trust – Cash Available For Distribution".

"COGPE" means Canadian oil and natural gas property expense, as defined in the Tax Act.

"Corporation" means Harvest Operations Corp., a wholly-owned subsidiary of the Trust, and its wholly-owned subsidiaries.

"Current Bank Facility" means the credit facility provided by the Current Lender as more fully described under "Information Respecting the Corporation – Borrowing by the Corporation".

"Current Lender" means a syndicate of lenders comprised of two Canadian chartered banks and Alberta Treasury Branches.

"Deferred Purchase Price Obligation" means, collectively, the ongoing obligation of the Trust to pay to the Operating Subsidiaries, to the extent of the Trust's available funds, an amount equal to 99% of the cost of, including any amount borrowed to acquire, any Canadian resource property acquired by an Operating Subsidiary, and the cost of, including any amount borrowed to fund, certain designated capital expenditures in relation to the Properties.

"Direct Royalties" means royalty interests in petroleum and natural gas rights acquired by the Trust from time to time pursuant to a Direct Royalties Sale Agreement.

"Direct Royalties Sale Agreement" means any purchase and sale agreement between the Trust and an Operating Subsidiary providing for the purchase by the Trust from an Operating Subsidiary of Direct Royalties.

"Distributable Cash" means, for any particular period, the Cash Available For Distribution less any amounts retained by the Trust for the Capital Fund.

"**DRIP Plan**" means the Trust's Distribution Reinvestment and Optional Unit Purchase Plan.

"Equity Bridge Notes" means, collectively, the equity bridge notes dated July 28, 2003 and amended September 29, 2003 between the Trust and each of the Bridge Lenders providing for advances of up to $40 million to the Trust to assist in the payout of the Prior Credit Facility and the payment of the Deferred Purchase Price Obligation as a result of the Carlyle Properties Transaction.

"Established Reserves" means the sum of 100% of Proved Reserves and 50% of the Probable Reserves.

"farmout" means an agreement whereby a third party agrees to pay for all or a portion of the drilling of a well on one or more of the Properties in order to earn an interest therein, with an Operating Subsidiary retaining a residual interest in such Properties.

"Gross Reserves" means, collectively, the Operating Subsidiaries' interest, or the interest to be acquired by the Operating Subsidiaries, in reserves before the deduction of royalties.

"HST" means Harvest Sask Energy Trust, a trust established under the laws of the Province of Alberta, wholly owned by the Trust.

"Initial Public Offering" means the initial public offering of 3,750,000 Trust Units at a price of $8.00 per Trust Unit completed on December 5, 2002, resulting in gross proceeds of $30,000,000, and includes the over-allotment option granted in favour of and exercised by the underwriters to acquire an additional 562,500 Trust Units at a price of $8.00 per Trust Unit, resulting in gross proceeds of $4,500,000.

"Interim Bank Facility" means the interim credit facility provided by the Interim Lender as more fully described under "Information Respecting the Corporation – Borrowing by the Corporation", which interim credit facility was replaced with the Current Bank Facility.

"Interim Lender" means the Canadian chartered bank providing the Interim Bank Facility.

"Management Group" means those directors and officers of the Corporation and their family members, close friends and business associates who owned the Management Group Debentures. See "Risk Factors – Public and Insider Ownership".

"Management Group Debentures" means debentures of 990148 Alberta Ltd. previously held by the Management Group. See "Risk Factors – Public and Insider Ownership".

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta.

"McDaniel Report – Provost Properties" means, collectively, the independent engineering evaluations dated August 5, 2003 of the reserves associated with the Provost Properties and the Direct Royalties as at January 1, 2003 conducted by McDaniel on behalf of the Corporation, based on constant and May 1, 2003 escalating price and cost assumptions.

"McDaniel Report – Carlyle Properties" means the independent engineering evaluation dated September 30, 2003 of the reserves associated with the Carlyle Properties as at January 1, 2003 conducted by McDaniel on behalf of the Corporation, based on constant and May 1, 2003 escalating price and cost assumptions.

"Notes" means, collectively, the promissory notes issuable by the Corporation in series pursuant to a note indenture to be redeemed in consideration for a portion of the NPI, having a fair market value equal to such principal amount, and being subject to the following terms and conditions:

(a) being unsecured and bearing interest at 6% per annum payable monthly in arrears on the 20th day of the next following month;

(b) being subordinate to all senior indebtedness which includes all indebtedness for borrowed money or owing in respect of property purchases on any default in payment of any such senior indebtedness, and to all trade debt of the Corporation or any subsidiary of the Corporation or the Trust on any creditor proceedings such as bankruptcy, liquidation or insolvency;

(c) being subject to earlier prepayment, being due and payable on the 15th anniversary of the date of issuance;

(d) being an aggregate principal amount not to exceed $500 million, and

(e) being subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the Harvest Board.

"NPI" means, collectively, the net profit interest owing by the Operating Subsidiaries to the Trust pursuant to the NPI Agreements.

"NPI Agreements" means, collectively, the amended and restated net profit interest agreement dated September 27, 2002 between the Corporation and the Trust, the royalty agreement dated effective January 17, 2003 between WEI and BNY Trust Company of Canada and the net profit interest agreement dated October 17, 2003 between HST and the Trust and **"NPI Agreement"** means any one of these agreements, as applicable.

"NYMEX" means the New York Mercantile Exchange.

"Operating Subsidiaries" means, collectively, the Corporation, HST and WEI, each a wholly-owned subsidiary of the Trust, and **"Operating Subsidiary"** means either of the Corporation, HST or WEI, as applicable.

"Ordinary Resolution" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting.

"**Permitted Investments**" means:

(a) loan advances to the Corporation;

(b) interest bearing accounts of certain financial institutions including Canadian chartered banks and the Trustee;

(c) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(d) term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee) the short term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation or Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited;

(e) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and

(f) investments in bodies corporate, partnerships or trusts engaged in the oil and natural gas business;

provided that an investment is not a Permitted Investment if it:

(g) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(h) is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(i) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Person" includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency.

"Prior Bank Facility" means the credit facility provided by the Prior Lender to the Corporation which was repaid in full on September 30, 2003.

"Prior Lender" means a syndicate of lenders with a U.S. bank as a lender and as administrative agent for all of the lenders.

"Pro Rata Share" means, of any particular amount in respect of a Unitholder at any time, the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time.

"Production" means the produced petroleum, natural gas and natural gas liquids attributed to the Properties.

"**Properties**" means the working, royalty or other interests of the Operating Subsidiaries in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by any of the Operating Subsidiaries from time to time.

"Property Interests" means petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by the Operating Subsidiaries.

"Proved Reserves", **"Probable Reserves"**, **"Producing Reserves"**, **"Non-Producing Reserves"**, **"Net Reserves"**, **"Undeveloped Reserves"** and **"Total Proved Reserves"** have the meanings given to those terms under "Oil and Natural Gas Reserves of the Provost Properties and the Direct Royalties" and "Acquisition of Carlyle Properties – Oil and Natural Gas Reserves", as the case may be.

"Provost Properties" means Properties as of the date of this Annual Information Form other than the Carlyle Properties.

"Provost Properties Vendors" means, collectively, the vendors from whom the Operating Subsidiaries acquired the Provost Properties.

"Record Date" means December 31 of each year hereafter and the last day of each calendar month or such other date as may be determined from time to time by the Trustee upon the recommendation of the Board of Directors.

"Reserve Fund" means the cumulative amount of production and other revenues entitled to be retained by the Operating Subsidiaries pursuant to the NPI Agreements to provide for payment of production costs which the Operating Subsidiaries estimate will or may become payable in the following six months for which there may not be sufficient production revenues to satisfy such production costs in a timely manner. See "Description of the Trust – The NPI and Direct Royalties – Reserve Fund".

"Reserve Life Index" or **"RLI"** means the amount obtained by dividing the quantity of Established Reserves as at January 1, 2003 by the annualized 2003 production of petroleum, natural gas and natural gas liquids from those reserves as projected in the McDaniel Report – Provost Properties or the McDaniel Report – Carlyle Properties, as applicable.

"Reserve Value" means, for any petroleum and natural gas property at any time, the present worth of all of the estimated pre-tax cash flow net of capital expenditures from the Established Reserves shown in the McDaniel Report – Provost Properties or the McDaniel Report – Carlyle Properties for such property, discounted at 10% and using escalating price and cost assumptions (a common benchmark in the oil and natural gas industry).

"Seaton Jordan Report – Provost Properties" means the independent valuation dated August 8, 2003 of the Undeveloped Lands associated with the Provost Properties effective July 1, 2003.

"Seaton Jordan Report – Carlyle Properties" means the independent valuation dated October 1, 2003 of the Undeveloped Lands associated with the Carlyle Properties effective July 1, 2003.

"Seaton Jordon" means Seaton-Jordon & Associates Ltd., independent land evaluators of Calgary, Alberta.

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

"Special Warrants" means the special trust unit purchase warrants sold to a syndicate of underwriters on February 4, 2003, which warrants were exchanged for Trust Units upon their deemed exercise on March 7, 2003.

"Subsequent Investments" means any of the investments that the Trust may make pursuant to the Trust Indenture, which includes:

(a) making payments to the Corporation pursuant to the Deferred Purchase Price Obligations under the NPI Agreement;

(b) making loans to the Corporation in connection with the Capital Fund; and

(c) temporarily holding cash and investments for the purposes of paying the expenses and liabilities of the Trust, making certain other investments as contemplated by Section 4.2 of the Trust Indenture, paying amounts payable to the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

provided that such investments will not be a Subsequent Investment if it:

(d) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(e) is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(f) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder.

"Trust" or **"Harvest"** means Harvest Energy Trust.

"Trust Fund" at any time, shall mean any of the following monies, properties and assets that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under the Trust Indenture:

(a) the amount paid to settle the Trust;

(b) all funds realized from the issuance of Trust Units;

(c) any Permitted Investments in which funds may from time to time be invested;

(d) all rights in respect of and income generated under the NPI Agreement with the Corporation, including the applicable NPI;

(e) all rights in respect of and income generated under a Direct Royalties Sale Agreement;

(f) any Subsequent Investment;

(g) any proceeds of disposition of any of the foregoing property including, without limitation, the Direct Royalties; and

(h) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition.

"Trust Indenture" means the amended and restated trust indenture dated September 27, 2002 between the Trustee and the Corporation as such indenture may be further amended by supplemental indentures from time to time.

"Trust Unit" means a trust unit of the Trust created, issued and certified under the Trust Indenture and outstanding and entitled to the benefits thereof.

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust.

"TSX" means the Toronto Stock Exchange.

"Undeveloped Lands" means those lands included in the Provost Properties or the Carlyle Properties which have not shown definite Proved Reserve or Probable Reserve potential as a result of regional development and/or

exploration activities as of the effective date of the McDaniel Report – Provost Properties or the McDaniel Report – Carlyle Properties, respectively.

"Unitholders" means the holders from time to time of one or more Trust Units.

"Unit Incentive Plan" means the Trust's unit incentive plan described under "Trust Unit Incentive Plan".

"U.S. Securities Act" means the *United States Securities Act of 1933*, as amended.

"WEI" means Westcastle Energy Inc., a wholly-owned subsidiary of the Trust, a corporation incorporated under the *Business Corporations Act* (Alberta).

"Working Interest" or **"WI"** means an undivided interest held by a party in an oil and/or natural gas or mineral lease granted by a Crown or freehold mineral owner, which interest gives the holder the right to "work" the property (lease) to explore for, develop, produce and market the lease substances but does not include, among other things, a royalty, overriding royalty, gross overriding royalty, net profits interest or other interest that entitles the holder thereof to a share of production or proceeds of sale of production without a corresponding right or obligation to "work" the property.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	Barrel
Bbls	Barrels
Mbbls	thousand barrels
Bbls/d	barrels per day
Mmbbls	million barrels
NGLs	natural gas liquids

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Bcf	billion cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
MMBTU	million British Thermal Units

Other

AECO	EnCana Corporation's natural gas storage facility located at Suffield, Alberta.
BOE	means barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one Bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
BOE/d	barrels of oil equivalent per day.
MBOE	means thousand barrels of oil equivalent.
MMBOE	means million barrels of oil equivalent.
OOIP	means original oil in place.
WTI	means West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
MW	megawatts of electrical power.
3D	three dimensional.
Darcies	means the measure of permeability (being the ease with which a single fluid will flow through connected pore space when a pressure gradient is applied).
porosity	means the measure of the fraction of pore space of a reservoir.

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

ALL DOLLAR AMOUNTS SET FORTH IN THIS ANNUAL INFORMATION FORM ARE IN CANADIAN DOLLARS, EXCEPT WHERE OTHERWISE INDICATED.

HARVEST ENERGY TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4. Although the Trust receives income from the NPI from each of the Operating Subsidiaries, all oil and natural gas operations are conducted through the Corporation and the Trust is managed solely by the Corporation pursuant to the Trust Indenture and the Administration Agreement.

Structure of the Trust

The structure of the Trust and the flow of cash from the Properties to the Operating Subsidiaries, from the Operating Subsidiaries to the Trust and from the Trust to Unitholders are set forth below:


Unitholders
Distributable Cash
Equity Bridge Notes
Harvest Energy Trust
Capital Fund (6)
Capital Fund Contribution
NPI Income (5)
Debt Service
Banking Facilities
Operating Subsidiaries (1)(2)
Credit Advances
Direct Royalties (4)
Net Revenue from the Sale of 99% of Production
Reclamation Fund
Reserve Fund
Properties (3)

Notes:

(1) The Operating Subsidiaries consist of Harvest Operations Corp. and Westcastle Energy Inc., each of which is a wholly-owned subsidiary of the Trust.

(2) Although the Trust receives NPI income from each of the Operating Subsidiaries, all operations and management of the Trust are conducted through the Corporation.

(3) The Operating Subsidiaries own the Properties.

(4) In addition to the NPI, the Trust holds various Direct Royalties.

(5) The Trust receives regular monthly payments in accordance with the NPI Agreements. See "Description of the Trust – The NPI and Direct Royalties".

(6) The Trust may retain up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of the Properties.

General Development of the Business

The following is a description of the general development of the business of the Trust.

The Corporation was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. The Board of Directors then reviewed its strategic alternatives and based on such review determined that the formation of an energy royalty trust was the optimal structure. On July 10, 2002, the Trust was formed pursuant to the Trust Indenture. On the same date, the Corporation and the Trust entered into a net profit agreement which has been amended and restated effective September 27, 2002 pursuant to which the Corporation granted to the Trust the right to receive income from the net profit interest created thereby on Properties held by the Corporation from time to time. Pursuant to that NPI Agreement, the Trust paid to the Corporation $12.6 million

using the proceeds from an interim loan provided by Caribou to the Trust. See "Description of the Trust – The NPI and Direct Royalties".

On July 10, 2002 the Corporation acquired certain direct royalties and properties from a major oil and natural gas producer for an aggregate purchase price of $26.1 million. The acquisition consisted of an overriding royalty interest of 7.10688% in the Choice Viking Gas Unit No. 1, and an approximate 99% working interest in oil and natural gas producing properties that are both unitized and non-unitized. Effective August 1, 2002, McDaniel assigned 4,573 MBOE of Established Reserves to these properties, before deduction of royalties. These properties are located in a relatively small area from Townships 39 to 43 and Ranges 3 to 12 W4M in East Central Alberta. These properties include interests in the following major oilfields: Thompson Lake, David North, Bellshill Lake and Metiskow, all of which are described in more detail below. The purchase price was funded by an advance under the Corporation's credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust. Following the completion of the acquisition, the Corporation then sold to the Trust the Direct Royalties which the Corporation had acquired pursuant to the acquisition.

On August 1, 2002 the Corporation entered into an Agreement of Purchase and Sale with a major oil and natural gas producer to purchase certain direct royalties and properties effective June 1, 2002 for an aggregate purchase price of $71.8 million. The Corporation completed the acquisition on November 15, 2002. The acquisition consisted of a direct royalty interest and an interest in oil and natural gas producing properties located in East Central Alberta. The direct royalty interest consisted of a minor gross overriding royalty interest in ¼ of a section of land in the Hayter area. The oil and natural gas producing properties consisted of the major fields of Hayter and West Provost, both of which are operated by the Corporation. Effective August 1, 2002, McDaniel assigned 8,155 MBOE of Established Reserves to these properties, before deduction of royalties. The purchase price was funded by an advance under the Corporation's credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust. Following the completion of the acquisition, the Corporation then sold to the Trust the direct royalty interest which the Corporation had acquired pursuant to the acquisition.

On December 5, 2002, the Trust completed the Initial Public Offering, which resulted in the issuance of 3,750,000 Trust Units and aggregate gross proceeds of $30.0 million. Approximately $22.9 million from the net proceeds of the Initial Public Offering was used to repay interim loans which had been provided by Caribou to the Trust (including accrued interest) and approximately $5.4 million from the net proceeds of the Initial Public Offering was used to partially repay bank indebtedness. The balance was used for general working capital purposes.

On December 17, 2002, the Trust issued 562,500 Trust Units to FirstEnergy Capital Corp. and Haywood Securities Inc. as a result of the exercise of an over-allotment option granted to them in connection with the Initial Public Offering. The $4.2 million in net proceeds from the sale of such Trust Units were used to partially repay bank indebtedness. These amounts are included in the aggregate gross proceeds of the Initial Public Offering above.

On February 4, 2003, the Trust sold 1,500,000 special trust unit purchase warrants ("Special Warrants") to a syndicate of underwriters at a price of $10.00 per Special Warrant for net proceeds of $13.7 million. Each Special Warrant entitled the holder to receive on exercise or deemed exercise one Trust Unit for the payment of no additional consideration. On March 7, 2003, the Trust received receipts for a (final) prospectus qualifying the Trust Units issuable on exercise of the Special Warrants and on March 7, 2003, the Trust issued 1,500,000 Trust Units on the deemed exercise of the Special Warrants. The net proceeds were used to partially repay bank indebtedness and for working capital.

During April and May, 2003, the Corporation closed the acquisition of various interests in two properties in the Killarney area of Alberta. The properties are located in Township 41 Range 1 W4M and were acquired from two major oil and natural gas producers for $13.2 million and the issuance of 200,000 Trust Units respectively. The cash acquisition was financed through the Corporation's credit facilities. Included with the acquisition was an interest in two oil batteries. The properties acquired in the Killarney field are operated by the Corporation. The McDaniel Report – Provost Properties assigned 2,177 MBOE of Established Reserves before deduction of royalties to the Corporation's interest in this area.

On June 27, 2003, the Trust completed the acquisition of all of the common shares of WEI and an NPI in certain producing oil and natural gas properties held by WEI in exchange for total consideration of approximately

$10.1 million (consisting of the issuance of 625,000 Trust Units, $3 million in cash and a $850,000 unsecured promissory note) plus the assumption of $2.8 million in bank debt and $2.3 million in working capital deficit. The oil and natural gas producing properties acquired included working interests ranging from 20% to 100% in the fields of Amisk, Czar and Killarney, all of which are operated by the Corporation. The McDaniel Report – Provost Properties assigned 1,454 MBOE of Established Reserves to the properties acquired, before deduction of royalties. The effective date of the transaction was February 5, 2003.

At the Annual and Special Meeting of Unitholders of the Trust held on June 12, 2003 (the "2003 Unitholders' Meeting"), Unitholders approved resolutions respecting each of the matters set forth below:

- to amend the Trust Indenture to authorize the creation of an unlimited number of special voting units ("Special Voting Units"). Each Special Voting Unit entitles the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Units;

- to amend the Trust Indenture to grant the Corporation (through the Board of Directors) the specific authority and responsibility for any and all matters relating to the terms of the NPI Agreement and other material contracts of the Trust (other than as otherwise provided in the Trust Indenture) including any amendments thereto;

- to amend the Trust Indenture to clarify and elaborate upon the responsibility which had previously been delegated to the Corporation in respect of matters relating to an issuance or offering of Trust Units or any other rights, warrants or other securities to purchase, to convert into or to exchange into Trust Units;

- to authorize an amendment of the articles of the Corporation to create a new class of non-voting common shares, issuable in series ("Non-Voting Shares"). Except for the right to notice of and to attend at any meetings of the shareholders of the Corporation, the holder of the Non-Voting Shares will have the same rights as the holders of common shares of the Corporation;

- to increase the number of Trust Units which may be reserved for issuance under the Unit Incentive Plan by 246,000 Trust Units from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units; and

- approving the issuance by the Trust in one or more private placements during the 12 month period commencing June 12, 2003, of up to 11,210,957 Trust Units, subject to certain restrictions.

Further information in respect of each of the above resolutions which were approved at the 2003 Unitholders' Meeting is contained in the Information Circular – Proxy Statement of the Trust relating thereto dated April 30, 2003.

On July 29, 2003 the Corporation entered into an agreement in respect of the purchase of partnership interests in a New Brunswick limited partnership which held the Carlyle Properties. On September 29, 2003 the Corporation entered into an agreement wherein the interests of the Corporation in the July 29, 2003 agreement referred to above were assigned to the Carlyle Properties Vendor and wherein it was agreed that substantially all of the Carlyle Properties would be conveyed to the Corporation. On October 1, 2003, the Corporation entered into the Carlyle Properties Acquisition Agreement with the Carlyle Properties Vendor to acquire substantially all of the Carlyle Properties effective October 1, 2003 for total consideration of approximately $80 million, prior to adjustments and transaction costs. Closing of the Carlyle Properties Acquisition occurred on October 16, 2003. See "Acquisition of Carlyle Properties".

On July 28, 2003, the Trust entered into the Equity Bridge Notes to provide funds to pay the Deferred Purchase Price Obligation associated with the Carlyle Properties Transaction. On July 29, 2003, $11 million was advanced to the Trust pursuant to the Equity Bridge Notes to fund a deposit relating to the purchase of the Carlyle Properties. On September 29, 2003, the Trust amended the Equity Bridge Notes to allow advances to be used to pay out the Prior Bank Facility and executed the Bridge Notes. On September 29, 2003, the Trust received additional advances

under the Equity Bridge Notes in the amount of $22.5 million and $25.0 million under the Bridge Notes. These amounts were advanced by the Trust to the Corporation on September 30, 2003 and used to pay out in part the approximately $48.1 million owing under the Prior Bank Facility. On October 1, 2003, the Trust made interest payments in the amount of approximately $219,000 under the Bridge Agreements. In addition, on October 1, 2003, the $11 million deposit in connection with the Carlyle Properties Transaction was refunded and the Trust used this amount to repay $11 million of principal in respect of the prior advance made under the Bridge Notes. See "Description of the Trust – Borrowing by the Trust".

On October 1, 2003 the Corporation entered into an agreement with the Interim Lender to provide the $15 million Interim Bank Facility to be used to pay out WEI's credit facility and to fund working capital requirements. On October 3, 2003, the Corporation paid out approximately $3.8 million in respect of the borrowings plus accrued interest under WEI's credit facility. Upon closing of the Carlyle Properties Transaction on October 16, 2003, the Interim Bank Facility was paid out and replaced with the Current Bank Facility. See "Information Respecting the Corporation – Borrowing by the Corporation".

Significant Acquisitions and Significant Dispositions

There were no significant acquisitions or significant dispositions by the Trust or any significant probable acquisition by the Trust within or since the completion of the most recently completed financial year of the Trust other than as described above in "– General Development of the Business" and under "Acquisition of Carlyle Properties".

Trends

There are a number of trends in the oil and natural gas industry that are shaping the near term future of the business. The first trend is the ongoing consolidation phase that the industry has been going through which has affected companies of all sizes from the small emerging companies to the senior integrated organizations. Although consolidation is nothing new for the industry, the pace at which it has occurred during the past 30 months and the nature of the companies involved are unique. The companies which have been consolidated include the traditional small to medium size companies as well as a number of large, well established companies. The most active acquirors have been royalty trusts and large U.S. based independents and one large Canadian oil and natural gas producer, which is a new trend.

Another continuing trend has been small to medium sized exploration and production companies converting to royalty trusts. These new trusts have become active in the consolidation of the industry thereby increasing competition for the previously existing trusts.

Including recently announced conversions of several exploration and production companies to trusts, approximately half of the top 30 publicly listed oil and natural gas issuers on the TSX are now trusts. Annual production declines from the trusts will likely result in a continued high level of competition for available oil and natural gas properties and companies. This increased competition within the trust sector, as well as the influence of U.S. based companies, has resulted in higher valuation parameters for corporate and asset acquisitions. Those trusts with substantial opportunities for production replacement through internal development drilling should be in an advantaged position relative to those more exposed to production replacement through acquisitions.

A direct consequence of the consolidation which has occurred is asset rationalization by the acquiring companies. As a result, significant asset acquisition opportunities have developed. The Trust expects this trend of asset dispositions to continue, thereby providing new acquisition opportunities for the Trust.

Another ongoing trend is the continued volatility of oil and natural gas prices with oil and natural gas company capital budgets highly responsive to commodity prices. As the supply/demand balance for both natural gas and crude oil tightens, commodity prices increase and drilling activity rises reflecting increased capital spending by oil and natural gas companies. Conversely, as commodity prices decline, capital budgets are reduced and drilling activity declines. In tight markets such as those the Trust is currently encountering, the supply response resulting from changing drilling activity has a material impact on prices. In addition, oil prices have been stronger due to higher demand associated with recovering world economies. This has been supported by the influence of both

OPEC production cuts and the political instability in the Middle East. Price volatility is expected to be an ongoing characteristic of the oil and natural gas industry.

The Canadian/U.S. exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is priced in U.S. dollars. The recent strengthening of the Canadian dollar has had and will continue to have a negative impact on Canadian oil and natural gas production revenue.

DESCRIPTION OF THE PROVOST PROPERTIES

The Operating Subsidiaries' portfolio of key Provost Properties are discussed below. Although the Trust receives income from the NPI from each of the Operating Subsidiaries, all oil and natural gas operations and the management of the Trust are conducted by the Corporation.

In general, the Provost Properties include major oil accumulations which benefit from active pressure support due to an underlying regional aquifer. Generally, the properties have predictable decline rates with costs of production and oil price key to determining the economic limits of production. The Corporation is actively engaged in cost reduction, production and reserve replacement optimization efforts directed at reserve addition through extending the economic life of these producing properties beyond the limits used in the McDaniel Report – Provost Properties and developing new proven reserves previously not evaluated by McDaniel. In respect of the Provost Properties, the Corporation has entered into a number of electrical power swaps to manage a portion of the risk associated with electrical power cost volatility, which is a significant portion of the production costs associated with the Provost Properties.

Principal Provost Properties

The following is a description of the principal oil and natural gas properties of the Operating Subsidiaries which constitute the Provost Properties. The term "net", when used to describe the Operating Subsidiaries' share of production, means the total of the Operating Subsidiaries' Working Interest share before deducting royalties owned by others. Reserve volume amounts are stated, before deduction of royalties, at January 1, 2003, based on escalated cost and price assumptions as evaluated in the McDaniel Report – Provost Properties (see "Oil and natural gas Reserves of the Provost Properties and the Direct Royalties"). Information in respect of gross and net acres, well counts and production are as at September 30, 2003, except where indicated otherwise. Unless otherwise indicated, all information set forth below is net to the Operating Subsidiaries. OOIP numbers are published values from the Alberta Government.

Hayter

The Corporation has an average 93.1% Working Interest in this operated property, which produces approximately 5,500 net BOE/d of 15° API oil from the Dina "B" Pool located in Sections 24, 25, 34 and 35-40-1 W4M. The McDaniel Report – Provost Properties has assigned 7,845 MBOE of Established Reserves to this area. The Hayter pool contains 176 gross (167 net) producing wells. OOIP is estimated at 138 Mmbbls of oil on the Corporation's Working Interest acreage.

The Hayter fluid production is gathered into one of two central batteries located at 8-35-40-1 W4M or 1-34-40-1 W4M in which the Corporation has a 95% Working Interest and is the operator. The batteries have a combined capacity of approximately 200,000 Bbls/d of fluid. Oil from the Hayter area is blended with condensate and shipped from the battery via the Gibson Provost pipeline to the Hardisty terminal. Solution natural gas is conserved and utilized as fuel gas at the batteries, with the remainder processed at the Husky North Hansman Gas Plant located at 8-14-39-03 W4M. Future development of this pool will include additional in-fill drilling on closer spacing, pool extensions through the identification of by-passed reserves and re-completion of existing wells by isolating portions of the horizontal wells that are experiencing higher water production. There is also an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery, employing inclined free-water knockouts and additional disposal. Initial low pressure water disposal results are encouraging for continuing reduction of operating costs and increase in disposal volumes.

Thompson Lake

The Corporation operates the Thompson Lake properties with approximately a 99% Working Interest. Production from the properties is approximately 1,380 BOE/d of 27° API oil, at a 99% water cut, from the Provost Glauconite "A" Pool located in Township 40 and 41 and Range 10 and 11 W4M. The McDaniel Report – Provost Properties assigned 2,107 MBOE of Established Reserves to this area. The field contains 192 gross producing wells. OOIP is estimated at 50 Mmbbls of oil.

The Thompson Lake fluid production is gathered at a central battery located at 4-2-41-11 W4M in which the Corporation has a 100% Working Interest. The battery has a capacity of approximately 210,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky Provost Gas Plant at 13-30-40-10 W4M.

A primary operating tactic to enhance the future performance of the Thompson Lake field is to improve overall fluid handling efficiency and by reducing the electrical power requirements associated with water handling. Additional low pressure water disposal capacity will allow production optimization through total fluid increases at the wells, that could have a favourable impact on production rates, reserve recoveries and production costs. Additionally, production prioritization is expected to optimize total fluids handling by focusing operational efforts on the most prolific wells.

Killarney

The Operating Subsidiaries collectively own a 93% average Working Interest and the Corporation operates the Killarney field, which was acquired by the Corporation and by the Trust, through the acquisition of certain properties in Killarney directly and through the acquisition of WEI, in the second quarter of 2003. The Killarney field is a Cummings/Dina oil pool within 3.5 miles of Harvest's existing Hayter field. Production is approximately 1,195 BOE/d of 20.4° API oil. The McDaniel Report – Provost Properties assigned 2,623 MBOE of Established Reserves to this area. The Killarney pool contains 123 gross (114 net) producing oil wells. OOIP is estimated at 51 Mmbbls of oil.

The Killarney fluid production is gathered at two central batteries located at 6-29-41-1 W4M and 10-20-41-1 W4M. The batteries have a total maximum capacity of approximately 175,000 Bbls/d of fluid. Upside may be realized by increasing water disposal capacity for this field.

David North

The Corporation has a 100% Working Interest in this operated property, which produces approximately 785 BOE/d of primarily 23° API oil, at a 98% water cut, from the Lloydminster (which is under waterflood) and Dina sands located in Sections 26 and 27-40-3 W4M. The McDaniel Report – Provost Properties assigned 978 MBOE of Established Reserves to this area. The field contains 54 gross (54 net) producing wells. OOIP is estimated at 18 Mmbbls of oil for the two producing zones.

The fluid production is gathered to the central battery located at 15-26-40-3 W4M in which the Corporation has a 100% Working Interest. The battery has a capacity of approximately 40,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky North Hansman Gas Plant 8-14-39-3 W4M.

Selected well speed-ups and expanded use of inclined free-water knockouts could result in increased efficiency, lower operating costs and increased fluid handling capacity. The Corporation is also considering targeting re-completions for wells that have produced in the Lloydminster and/or Dina zones to be converted to Cummings or Sparky oil producers. Numerous wells have been identified by the Corporation for re-completion.

West Provost

The Corporation holds an average 43.1% Working Interest in this area. Production from the area is approximately 625 BOE/d of primarily 26° API oil, at a 98% water cut, primarily from the Mannville "L" Pool located in Townships 37, 38 and 39-3 W4M. Natural gas production is approximately 200 Mcf/d. The McDaniel Report – Provost Properties has assigned 1,038 MBOE of Established Reserves to this area. The West Provost pool contains 114 gross (43 net) producing oil wells and 15 gross (6 net) producing natural gas wells. OOIP is estimated at 35 Mmbbls of oil.

The majority of the West Provost fluid production in the area is gathered at a central battery located at 3-15-38-03 W4M, in which the Corporation has a 37.5% Working Interest. The battery has a capacity of approximately 115,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Provost pipeline to the Hardisty terminal. Solution and non-associated natural gas is conserved and processed at the Husky North, Hansman Lake Gas Plant at 8-14-39-03 W4M. The West Provost area also produces natural gas from 15 gross wells, primarily from the Viking and Colony Formations.

There is an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery employing inclined free-water knockouts and increased water disposal capacity.

Amisk

WEI owns a 75% average Working Interest in the Amisk field and the Corporation operates all production, which was acquired by the Trust through the acquisition of WEI on June 27, 2003. The Amisk field is located on the producing trend which includes Thompson Lake, Hayter, Killarney and West Provost. Amisk is located 15 miles east of Thompson Lake, produces from the same formation and has similar production characteristics. Production from the field is 603 BOE/d of 22° API oil. The McDaniel Report – Provost Properties assigned 1,037 MBOE of Established Reserves to this field. The Amisk pool contains 88 gross (66 net) producing oil wells. OOIP is estimated at 62 Mmbbls oil for the entire Amisk pool area.

The Amisk fluid production is gathered at an operated central battery located at 12-15-40-08W4M. The Corporation has identified an opportunity to improve netbacks and ultimate recovery by reducing operating costs, suspending marginal wells and increasing water disposal capacity for the field.

Czar

WEI owns an average 100% Working Interest in this area and the Corporation operates all production, which was acquired by the Trust through the acquisition of WEI on June 27, 2003. The Czar field is located 8 miles due east of Amisk on the same producing trend. Production is 525 BOE/d of 16° API oil. The McDaniel Report – Provost Properties assigned 278 MBOE of Established Reserves to the field. The Czar pool contains 67 gross (67 net) producing oil wells. OOIP is estimated at 34 Mmbbls of oil.

The Czar fluid production is gathered at an operated central battery located at 2-19-40-06W4M. The Corporation has identified an opportunity to improve netbacks and ultimate recovery by reducing operating costs and increasing water disposal capacity for the field.

Bellshill Lake

The Corporation has a 100% Working Interest in 1,120 acres of land in Sections 5 and 6-41-12 W4M which is in proximity to the Bellshill Blairmore Unit. Production from this operated property is approximately 410 BOE/d of primarily 18° API oil, at a 98% water cut, from the Ellerslie "A" Pool and natural gas from the Glauconite "A" Pool. The McDaniel Report – Provost Properties assigned 740 MBOE of Established Reserves to this area. The field contains 20 gross (20 net) producing wells. OOIP is estimated at 27 Mmbbls of oil.

The Bellshill Lake fluid production is gathered at a central battery located at 11-5-41-12 W4M in which the Corporation has a 100% Working Interest. The battery has a capacity of approximately 40,000 Bbls/d of fluid. Oil

is shipped from the battery via the Gibson Bellshill Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky Hastings Coulee Gas Plant at 1-14-41-15 W4M. Water is re-injected back into the lower Cretaceous aquifer. Development upside includes an additional horizontal drilling location and increases to water injection capacity.

Metiskow

The Corporation has a 100% Working Interest in this operated property, which produces approximately 144 BOE/d of 16° API oil from the Provost Dina "E" Pool located in Sections 22 and 23-39-6 W4M. The field has been developed exclusively with horizontal wells. The McDaniel Report – Provost Properties assigned 138 MBOE of Established Reserves to this area. The pool contains 9 gross (9 net) producing wells. OOIP is estimated at 3.0 Mmbbls of oil.

The Metiskow fluid production is gathered at a central battery located at 5-22-39-6 W4M in which the Corporation has a 100% Working Interest. The battery has a capacity of approximately 13,500 Bbls/d of fluid. Oil is trucked from the battery to the Hardisty terminal. Upside may be realized by increasing water disposal capacity for this field.

OIL AND NATURAL GAS RESERVES OF THE PROVOST PROPERTIES AND THE DIRECT ROYALTIES

McDaniel has prepared the McDaniel Report – Provost Properties evaluating as at January 1, 2003 the crude oil, natural gas and natural gas liquids reserves attributable to the Provost Properties and the Direct Royalties. **The McDaniel Report – Provost Properties evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the Provost Properties and the Direct Royalties prior to provision for income taxes, interest and debt service costs, general and administrative expenses, facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net production revenues estimated by McDaniel represent the fair market value of the reserves.** Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Escalating Cost and Price Case [1] [9]

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas [6] (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) [2][7][8][11] Discounted at			
	Gross [4]	Net [3]	Gross [4]	Net [3]	0%	10%	15%	20%
Proved Reserves [4]								
Producing Reserves [4] [12]	13,323	11,911	1,406	1,126	145,433	124,059	115,863	108,857
Non-Producing Reserves [4]	346	323	336	259	5,517	4,238	3,774	3,390
Undeveloped Reserves [4]	1,824	1,504	95	79	18,795	13,720	11,857	10,310
Total Proved Reserves [4]	15,493	13,738	1,837	1,464	169,744	142,018	131,494	122,558
Risked Probable Reserves [5]	1,077	946	155	125	12,484	8,485	7,180	6,166
Established Reserves [4]	16,570	14,683	1,992	1,589	182,228	150,502	138,674	128,724

Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Constant Cost and Price Case [(1) (9)]

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas [(6)] (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) [(2)(7)(8)(10)] Discounted at			
	Gross [(4)]	Net [(3)]	Gross [(4)]	Net [(3)]	0%	10%	15%	20%
Proved Reserves [(4)]								
Producing Reserves [(4) (12)]	13,354	11,910	1,408	1,128	167,140	138,240	127,512	118,509
Non-Producing Reserves [(4)]	346	322	336	259	6630	5,056	4,488	4,020
Undeveloped Reserves [(4)]	1,824	1,503	95	79	21,226	15,544	13,464	11,739
Total Proved Reserves [(4)]	15,524	13,735	1,839	1,466	194,996	158,840	145,464	134,268
Risked Probable Reserves [(5)]	1,072	940	154	124	15,249	10,095	8,442	7,169
Established Reserves [(4)]	16,596	14,675	1,993	1,590	210,245	168,935	153,906	141,437

Notes:

(1) Columns may not add due to rounding.

(2) Does not include the value of the Undeveloped Lands.

(3) Represents the Operating Subsidiaries' interest (and includes the Direct Royalties) after deduction of royalty encumbrances payable to others (excluding the Trust).

(4) The following definitions have been used in the McDaniel Report – Provost Properties:

(a) "Gross Reserves" represents the Operating Subsidiaries' interest (and includes the Direct Royalties of the Trust) before deduction of royalty encumbrances payable to others (excluding the Trust).

(b) "Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(c) "Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be Proved under current technology and existing or anticipated economic conditions but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(d) "Established Reserves" means the sum of 50% of Probable Reserves and 100% of Proved Reserves.

(e) "Producing Reserves" means those reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner.

(f) "Non-Producing Reserves" means those proved reserves that are not currently producing either due to lack of facilities and/or markets.

(g) "Undeveloped Reserves" means those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

(h) "Total Proved Reserves" means the sum of Proved Producing, Proved Non-Producing, and Proved Undeveloped Reserves.

(5) The present worth values and quantities of Probable Reserves have been risked by reducing those values by 50% to reflect the degree of risk associated with the recovery of such reserves.

(6) All natural gas reserves are reserves remaining after deducting surface losses due to processing shrinkage and raw natural gas used as lease fuel.

(7) The $U.S./$Cdn. exchange rate used in the McDaniel Report – Provost Properties was $0.69 in 2003, $0.69 in 2004; $0.68 in 2005 and $0.68 thereafter.

(8) The McDaniel Report – Provost Properties estimates total capital expenditures (net to the Operating Subsidiaries) to achieve the estimated future pre-tax net cash flows from the Established Reserves, based on escalating cost and price assumptions to be $10,740,600 ($9,700,500 if discounted by 15% per annum) with $8,155,100, $2,580,200 and $5,300 of those capital expenditures estimated for the calendar years 2003, 2004 and 2005 respectively. The corresponding capital expenditures to achieve the estimated future pre-tax net cash flows from the Established Reserves, based on constant cost and price assumptions are $10,481,800 ($9,778,140 if discounted by 15% per annum) with $7,996,800, $2,480,000 and $5,000 of those capital expenditures estimated for the calendar years 2003, 2004 and 2005.

(9) The extent and character of the interests evaluated in the McDaniel Report – Provost Properties and all factual data was supplied by the Corporation to McDaniel and were accepted by McDaniel as represented. The crude oil and natural gas

reserve calculations and any projections on which the McDaniel Report – Provost Properties is based were determined with generally accepted petroleum engineering evaluation practices.

(10) The constant cost and price evaluation was based on the average yearly general product prices for 2002 as forecast in the escalated cost and price valuation (see note 11) adjusted for transportation and quality differentials to wellhead prices as set forth below:

Crude oil (WTI)	U.S. $28.14/Bbl
Heavy oil	$24.15/Bbl
Propane	$25.90/Bbl
Butane	$28.30/Bbl
Pentanes Plus	$30.32/Bbl
Natural Gas	$6.35/MMBTU

Operating and capital costs were not escalated in the constant cost and price evaluation.

(11) In respect of the escalated cost and price valuation, the average yearly general product prices utilized in the McDaniel Report – Provost Properties for natural gas, crude oil and natural gas liquids, are outlined in the following table.

		Light Crude Oil		Natural gas Liquids at Edmonton		
Year	Heavy Crude Oil $/Bbl	WTI Cushing Oklahoma* $U.S./Bbl	Edmonton Par 40° API $/Bbl	Propane $/Bbl	Butane $/Bbl	Edmonton NGL Mix $/Bbl
2003	26.54	28.23	40.28	28.72	29.19	31.23
2004	23.47	25.00	35.20	24.70	23.20	26.30
2005	23.38	24.00	34.30	23.10	22.60	25.20
2006	21.66	23.00	32.80	22.00	21.60	24.00
2007	21.83	23.30	33.20	21.80	21.90	24.10
2008	22.31	23.80	33.90	22.20	22.40	24.60
2009	22.78	24.30	34.60	22.70	22.80	25.10
2010	23.24	24.80	35.30	23.10	23.30	25.60
2011	23.70	25.30	36.00	23.60	23.70	26.10
2012	24.15	25.80	36.70	24.10	24.20	26.70
2013	24.70	26.30	37.50	24.60	24.70	27.20
2014	25.14	26.80	38.20	25.00	25.20	27.70
2015	25.58	27.30	38.90	25.50	25.60	28.20
2016	26.02	27.80	39.60	25.90	26.10	28.70
2017	26.55	28.40	40.40	26.40	26.60	29.30
2018	27.17	29.00	41.30	27.00	27.20	29.90
2019	27.79	29.60	42.20	27.60	27.80	30.60
2020	28.30	30.20	43.00	28.10	28.40	31.20
2021	28.90	30.80	43.90	28.80	28.90	31.90
2022	29.40	31.40	44.70	29.30	29.50	32.50
Thereafter	29.40	31.40	44.70	29.30	29.50	32.50

* 40 degree API, 0.4% sulphur.

Year	Henry Hub $U.S./MMBTU	AECO Spot $/GJ	Alberta Spot $/MMBTU
2003	5.79	7.04	7.13
2004	4.56	5.51	5.65
2005	4.00	4.95	5.05
2006	3.75	4.71	4.80
2007	3.66	4.57	5.65
2008	3.69	4.61	4.70
2009	3.77	4.71	5.80
2010	3.85	4.81	4.90
2011	3.93	4.90	5.00
2012	4.00	5.00	5.10
2013	4.08	5.10	5.20
2014	4.16	5.19	5.30
2015	4.24	5.29	5.40
2016	4.31	5.38	5.50
2017	4.41	5.50	5.60
2018	4.50	5.62	5.70
2019	4.59	5.73	5.85
2020	4.69	5.85	5.95
2021	4.78	5.97	6.10
2022	4.87	6.08	6.20
Thereafter	4.87	6.08	6.20

Operating and capital costs have been escalated at 2% annually.

(12) All of the Proved Producing Reserves are currently on production.

Summary of Selected Reserve Information

The following table sets forth the Working Interest, Gross Reserves and Reserve Value information respecting the Provost Properties as at January 1, 2003, the effective date of the McDaniel Report – Provost Properties.

Property	% Working Interest (1)(2)	Gross Reserves (MBOE) (2)(3)	Reserve Value (2)(3)(4)(5)	
			($000's)	%
Hayter	93.1	7,845	66,966	44.50
Killarney	93.8	2,623	20,291	13.50
Thompson Lake	99.1	2,107	21,583	14.30
Amisk	75.0	1,037	9,193	6.10
West Provost	43.1	1,038	9,735	6.50
David North	100.0	978	12,204	8.10
Bellshill Lake	99.5	740	5,506	3.70
Czar	100.0	278	2,262	1.50
Mestikow	100.0	138	1,471	0.98
Hayter West	100.0	34	128	0.09
Provost	58.6	13	179	0.12
Black Creek(6)	100.0	59	691	0.46
Choice(7)	6.4	11	294	0.20
TOTAL (8)		16,901	150,502	100.00

Notes:

(1) The Operating Subsidiaries' weighted average Working Interest of Established Reserves before the deduction of royalties payable to others (excluding the Trust).

(2) Based on Established Reserves as derived from the McDaniel Report – Provost Properties.

(3) Utilizing escalating cost and price assumptions.

(4) Discounted at 10%, before general and administrative expenses, interest costs, taxes, site restoration and abandonment costs.

(5) Net of capital expenditures. Does not include the value of Undeveloped Lands.

(6) Non-producing reserves.

(7) Royalty interest only.
(8) Columns may not add due to rounding.

OTHER INFORMATION ABOUT THE PROVOST PROPERTIES

Undeveloped Lands

The following table sets out the Operating Subsidiaries' Undeveloped Land holdings included in the Provost Properties as at July 1, 2003.

	Gross [1]	Net [2]
	(acres)	
Alberta	27,030	17,745
Total	27,030	17,745

Notes:
(1) "Gross" refers to the total acres in which the Operating Subsidiaries have an interest.
(2) "Net" refers to the total acres in which the Operating Subsidiaries have an interest, multiplied by the percentage Working Interest therein owned by the Operating Subsidiaries.

The Seaton Jordan Report – Provost Properties has estimated the market value of the Undeveloped Land holdings associated with the Provost Properties as at July 1, 2003 at $704,232. For purposes of the Seaton Jordan Report – Provost Properties, "market value" is defined as the price which Seaton Jordan feels could reasonably be expected to receive for the properties. In order to determine market value, Seaton Jordan analyzed the most current price paid at land sales for properties in the immediate vicinity of each of the properties evaluated. In areas where current prices were not available in the immediate vicinity, Seaton Jordan used its best judgement.

Oil and Natural Gas Wells

The following table sets forth the number and status of wells located on the Provost Properties as at August 1, 2003 in which the Operating Subsidiaries have an interest, and which are producing or which are considered by the Corporation to be capable of producing.

	Producing [4] [5]				Shut-in [1]			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross Wells [2]	Net Wells [3]	Gross Wells [2]	Net Wells [3]	Gross Wells [2]	Net Wells [3]	Gross Wells [2]	Net Wells [3]
Alberta	871	757	9	3.3	305	290	2	1.4
TOTAL	871	757	9	3.3	305	290	2	1.4

Notes:
(1) "Shut-in" wells are wells which are not producing but which are considered by the Corporation to be capable of producing. Shut-in wells in which the Operating Subsidiaries have a Working Interest are located within a reasonable distance from or are already tied into gathering systems, pipelines or other means of transportation.
(2) "Gross" wells are the total number of wells in which the Operating Subsidiaries have a Working Interest.
(3) "Net" wells means the aggregate of the numbers obtained by multiplying each gross well by the Operating Subsidiaries' percentage Working Interest acquired therein.
(4) Royalty interest wells have been assigned a net number of zero.
(5) Not all wells in which the Operating Subsidiaries have an interest have been assigned reserves in the McDaniel Report – Provost Properties or are included in this table. See "Description of the Trust – The NPI and Direct Royalties – Reclamation Fund".

Production History

The sales volumes of crude oil, natural gas and natural gas liquids attributable to the Provost Properties, before deduction of royalties, for the periods indicated is summarized below.

	2003			Year Ended December 31 (1)(2)		
	Third Quarter	Second Quarter	First Quarter (1)(2)	2002	2001	2000
Crude Oil (Bbls/d)	11,054	9,371	8,034	9,336	7,872	6,527
Natural Gas (Mcf/d)	1,453	1,161	875	1,181	596	246
Natural Gas Liquids (Bbls/d)	77	67	43	5	–	–
Total (BOE/d 6:1)	11,373	9,632	8,223	9,538	7,971	6,568

Notes:

(1) Based on information provided to the Corporation by the Provost Properties Vendors for periods where the applicable Provost Properties were not held by the Operating Subsidiaries and the Corporation's accounting records for all other periods.

(2) Does not include production from the Killarney, Amisk and Czar properties.

The mix of the Operating Subsidiaries' production of crude oil, natural gas and natural gas liquids from the Provost Properties for the nine month period ended September 30, 2003 was approximately 53% heavy quality crude oil (less than 20° API), 44% medium quality crude oil (20° API to 27° API), 2% natural gas and 1% natural gas liquids.

Approximately 98% of the Operating Subsidiaries' gross revenue is derived from the production of crude oil and natural gas liquids with the remainder from natural gas.

Drilling History

The following table sets forth the gross and net development wells in respect of the Provost Properties in which the Operating Subsidiaries and the Provost Properties Vendors participated during the periods indicated.

	Year Ended December 31,			
	2002		2001	
	Gross (1)	Net (2)	Gross (1)	Net (2)
Crude Oil	10	9.5	33	31.6
Natural Gas	–	–	–	–
Dry	–	–	1	1.0
Service	–	–	1	0.9
Total	10	9.5	35	33.5

Notes:

(1) "Gross Wells" means the total number of wells in which the Operating Subsidiaries have a Working Interest.

(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by the Operating Subsidiaries' percentage Working Interest therein.

(3) Royalty interest wells have been assigned a net number of zero.

Capital Expenditures

The following table summarizes capital expenditures made by the Operating Subsidiaries and the Provost Properties Vendors on acquisitions, exploration and development drilling and production facilities and other equipment in respect of the Provost Properties for the periods indicated.

	2003[1]			Year Ended December 31,[1][2]		
	Third Quarter	Second Quarter	First Quarter [2]	2002	2001	2000
	(unaudited) ($000's)	(unaudited) ($000's)	(unaudited) ($000's)	(unaudited) ($000's)	(unaudited) ($000's)	(unaudited) ($000's)
Property acquisitions [3]	1,022	24,003	–	76,153	–	54
Development expenditures [4]	5,070	3,706	1,473	–	12,373	14,941
Production equipment [5]	4,007	4,798	4,420	770	4,518	3,915
TOTAL	10,099	32,507	5,893	76,923	16,891	18,910

Notes:

(1) Based on information provided to the Corporation by the Provost Properties Vendors for periods where the applicable Provost Properties were not held by the Operating Subsidiaries' and the Corporation's accounting records for all other periods.

(2) Does not include capital expenditures of the Provost Properties Vendors associated with the Killarney, Amisk and Czar properties.

(3) Property acquisitions include production lease and production royalty purchases and property exchanges of lease and royalty interests.

(4) Development expenditures includes development drilling and miscellaneous intangible expenditures.

(5) Production equipment includes production and facility equipment, pipelines and miscellaneous tangible assets.

Direct Revenue and Operating Expenses

The following table sets forth revenue and operating expenses directly attributable to the Provost Properties for the periods indicated.

	2003			Year Ended December 31, [1][2]		
	Third Quarter	Second Quarter	First Quarter[2]	2002	2001	2000
	($000's) (unaudited)	($000's) (unaudited)	($000's) (unaudited)	($000's)	($000's)	($000's)
Revenue:						
Petroleum and natural gas sales [1][2]	21,181	17,623	14,738	86,178	74,159	99,550
Operating expenses	9,661	6,596	6,804	26,637	24,420	18,133
Operating Income	11,520	11,027	7,934	59,541	49,739	81,417

Notes:

(1) Does not include revenue and operating expenses of the Provost Properties Vendors associated with the Killarney, Amisk and Czar properties.

(2) See "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001" and "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Nine Months Ended September 30, 2002 and 2001" included in this Annual Information Form.

(3) Including royalties.

(4) Average product prices received: three months ended September 30, 2003 - $23.90/BOE; three months ended June 30, 2003 - $24.35/BOE; three months ended March 31, 2003 - $23.86/BOE; 2002 - $22.07/BOE; 2001 - $19.89/BOE; and 2000 - $29.77/BOE; based on information provided to the Corporation by the Provost Properties Vendors.

Netback History

The following table sets forth information respecting average net product prices received, royalties paid, operating expenses and netbacks received by the Operating Subsidiaries in respect of production of crude oil, natural gas liquids and natural gas from the Provost Properties (but only when such properties were held by the Operating Subsidiaries) for the periods indicated.

	2003			For the period from July 10, 2002 to December 31, 2002
	Third Quarter	Second Quarter	First Quarter	
Average Net Production (BOE/D)[1]	11,373	9,632	8,223	4,307
Prices Received				
Crude Oil ($/Bbl)	23.85	23.42	23.15	28.65
Oil Equivalent ($/BOE 6:1)	23.90	24.35	23.86	28.79
Royalties Paid				
Crude Oil ($/Bbl)	3.56	3.85	3.85	3.76
Oil Equivalent ($/BOE 6:1)	3.66	3.96	3.95	3.80
Operating Expenses [2]				
Crude Oil ($/Bbl)	9.23	7.68	9.19	8.49
Oil Equivalent ($/BOE 6:1)	9.23	7.68	9.19	8.49
Netback Received				
Crude Oil ($/Bbl)	11.06	11.89	10.11	16.40
Oil Equivalent ($/BOE 6:1)	11.01	12.71	10.72	16.50

Notes:

(1) The Operating Subsidiaries' production was comprised of approximately 97% crude oil, 2% natural gas and 1% natural gas liquids for both the first, second and third quarters.

(2) Operating expenses are composed of direct costs incurred to operate both oil and natural gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

Future Commitments

The Operating Subsidiaries are exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates, interest rates and electrical power prices in the normal course of operations. A variety of derivative instruments are used by the Operating Subsidiaries to reduce their exposure to fluctuations in commodity prices, foreign exchange rates and electrical power prices. The Operating Subsidiaries are exposed to losses in the event of default by the counterparties to these derivative instruments. The Corporation manages this risk by diversifying its derivative portfolio amongst a number of financially sound counterparties. See "Information Respecting the Corporation – Commodity Hedging".

Marketing Arrangements

Approximately 55% of the oil production is committed under longer-term contracts to the end of 2004. The balance of the oil is sold under shorter-term commitments not extending beyond the second quarter of 2004.

David North and Thompson Lake natural gas is sold on a spot basis. Natural gas production at Mestikow is flared.

All of the oil production from the Hayter and West Provost properties is shipped on the Gibson Provost Pipeline system. Oil production from Hayter is delivered into the LLG stream and oil production from West Provost is delivered into the Bow River stream. Gibson Energy Ltd. supplies condensate required for blending of Hayter and Bellshill production sold into the Provost system and invoices the shipper. The percentage of condensate required ranges from 15% to 25% of the oil depending on the season, with more condensate required in the winter months.

Solution natural gas produced is conserved, and then processed at a third party sour gas plant. Non-associated natural gas is sold under two different contracts. The first is an aggregator natural gas purchase contract with Cargill Gas Marketing Ltd. for the life of the reserves and the second is a 30-day evergreen contract using AECO spot pricing.

ACQUISITION OF CARLYLE PROPERTIES

On October 1, 2003, the Trust entered into the Carlyle Properties Acquisition Agreement with the Carlyle Properties Vendor to acquire the Carlyle Properties effective October 1, 2003 for total consideration of approximately $80 million, prior to adjustments and transaction costs. Closing of the Carlyle Properties Transaction occurred on October 16, 2003.

Immediately following the completion of the Carlyle Properties Transaction, the Trust completed an internal reorganization pursuant to which substantially all of the Carlyle Properties were conveyed to Harvest Sask, a trust which is wholly-owned by the Trust.

The Carlyle Properties Acquisition was financed as to $48.65 million through an offering of 4,312,500 Trust Units at a price of $12.00 per Trust Unit for gross proceeds of $51.8 million and as to $31.35 million through advances under the Current Bank Facility.

The Carlyle Properties are located in South East Saskatchewan near the town of Carlyle. The majority of the production is situated between Township 7 Range 32 W1M to Township 13 Range 13 W2M. For the month of September 2003, the Carlyle Properties produced approximately 5,200 BOE/d of light (28° to 34° API) oil concentrated in the Mississippian-aged Tilson subcrop play trend. As evaluated in the McDaniel Report – Carlyle Properties, the Carlyle Properties contain 16.85 MMBOE of Established Reserves, with an RLI of 8.3 years based on 2003 annual production. The recovery mechanism is bottom water drive supported by an active aquifer affording an efficient recovery of reserves, making operating characteristics of the Carlyle Properties similar to those of the Provost Properties. The Trust acquired an average 98% Working Interest in the Carlyle Properties and assumed operatorship of over approximately 95% of the total production from the properties. All the production is concentrated geographically which promotes ease of access and operating synergies. To support ongoing growth of the properties, management has identified upside value associated with production optimization, development drilling, the undeveloped land holdings and the proprietary seismic database, which are part of the assets associated with the Carlyle Properties.

All references in this section "Acquisition of Carlyle Properties" including as set forth under the various subheadings below to the interests of the Carlyle Properties Vendor or the interests of the prior owners of the Carlyle Properties are references to the interests in the Carlyle Properties which were acquired by the Carlyle Properties Vendor and then conveyed by the Carlyle Properties Vendor to the Corporation pursuant to the Carlyle Properties Transaction.

Principal Properties

The following is a description of the principal oil and natural gas properties which constitute the Carlyle Properties acquired by the Carlyle Properties Vendor prior to the conveyance by it to the Corporation of the Carlyle Properties pursuant to the Carlyle Properties Transaction. The properties described below constitute the majority of the Carlyle Properties. Additional production of approximately 260 BOE/d is derived from various minor properties. The term "net", when used to describe the Carlyle Properties Vendor's share of production, means the total of the Carlyle Properties Vendor's Working Interest share before deducting royalties owned by others. Reserve volume amounts are stated, before deduction of royalties, at January 1, 2003, based on escalated cost and price assumptions as evaluated in the McDaniel Report – Carlyle Properties (see "Oil and Natural Gas Reserves" below). Information in respect of gross and net acres, well counts and production are as at September 30, 2003, except where indicated otherwise. Unless otherwise indicated, all information set forth below is net to the interests of the Carlyle Properties Vendor. OOIP numbers are published values from the Saskatchewan Government. All oil production is delivered into the Enbridge Saskatchewan pipeline system.

Hazelwood

This area is comprised of nine separate pools producing 1,840 BOE/d of 34° API oil from 142 oil wells in the Tilston formation. Prior to the Carlyle Properties Transaction, the Carlyle Properties Vendor held an average 98% Working Interest in 19,107 gross acres including 8,669 net undeveloped acres. The McDaniel Report – Carlyle

Properties has assigned 6,849 MBOE of Established Reserves to this area. The area contains 142 gross (139 net) producing oil wells. OOIP is estimated at 160 Mmbbls of oil for all Hazelwood pools. Operatorship (100% Working Interest in all but one facility) along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase oil production and reserve life through workovers, step-out drilling and horizontal infill drilling. Natural gas volumes at Hazelwood are marketed through an area rural natural gas co-operative.

Moose Valley

This area is comprised of five pools producing 1,150 BOE/d of 28° API oil from 98 oil wells in the Tilston formation. Prior to the Carlyle Properties Transaction, the Carlyle Properties Vendor held an average 97% Working Interest in 8,417 gross acres including 3,794 net undeveloped acres. The McDaniel Report – Carlyle Properties has assigned 4,135 MBOE of Established Reserves to this area. The area contains 98 gross (97 net) producing oil wells. OOIP is estimated at 80 Mmbbls of oil for all Moose Valley pools. Operatorship (100% WI in all but one facility) along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers, water handling upgrades and water control measures and additional infill and step-out drilling.

Whitebear

This area is comprised of three main pools producing 790 BOE/d of 34° API oil from 67 oil wells in the Tilston formation. Prior to the Carlyle Properties Transaction, the Carlyle Properties Vendor held a 100% Working Interest in 11,245 gross acres including 6,204 net undeveloped acres. The McDaniel Report – Carlyle Properties has assigned 2,517 MBOE of Established Reserves to this area. The area contains 67 gross (58 net) producing oil wells. OOIP is estimated at 120 Mmbbls of oil for all Whitebear pools. A significant portion of the property is located on the Whitebear First Nation Reserve. The Carlyle Properties Vendor holds an option to acquire an additional 23% average Working Interest in 960 gross acres plus royalty interests in 96 acres at Willmar, which is part of the Whitebear area (the "Whitebear Reserve Option Lands"). Operatorship of all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase oil production and reserve life through workovers, water handling upgrades and water control measures, horizontal infill drilling and additional step-out drilling on the Whitebear Reserve Option Lands prior to December 31, 2003.

Corning/Flinton

This area is comprised of five pools producing 720 BOE/d of 28.5° API oil from 67 oil wells in the Tilston formation. Prior to the Carlyle Properties Transaction, the Carlyle Properties Vendor held an average 100% Working Interest in 13,748 gross acres, including 6,309 net undeveloped acres. The McDaniel Report – Carlyle Properties has assigned 2,524 MBOE of Established Reserves to this area. The area contains 67 gross (66 net) producing oil wells. OOIP is estimated at 53 Mmbbls of oil for all Corning/Flinton pools. Operatorship (100% WI) in all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers and drilling of selected infill and step-out wells.

Parkman East

This area is comprised of the Parkman East pools, producing 300 BOE/d of 33.5° API oil from 37 oil wells in the Tilston formation. Prior to the Carlyle Properties Transaction, the Carlyle Properties Vendor held an average 88.1% Working Interest in 6,198 gross acres including 2,506 net undeveloped acres. The McDaniel Report – Carlyle Properties has assigned 673 MBOE of Established Reserves to this area. The area contains 37 gross (26 net) producing oil wells. OOIP is estimated at 230 Mmbbls of oil for all Parkman East pools. Opportunity exists to increase oil production and reserve life through workovers, water handling upgrades and water control measures, and selective infill drilling.

Wauchope/Lightning

This area is comprised of three pools producing 140 BOE/d of 33° API oil from 12 oil wells in the Tilston formation. Prior to the Carlyle Properties Transaction, the Carlyle Properties Vendor held an average 93% Working

Interest in 4,079 gross acres including 2,514 net undeveloped acres. The McDaniel Report – Carlyle Properties has assigned 149 MBOE of Established Reserves to this area. The area contains 12 gross (11 net) producing oil wells. OOIP is estimated at 26·Mmbbls of oil for all Wauchope/Lightning pools. Operatorship (100% WI) in all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers, water handling upgrades and water control measures and additional step-out and new pool drilling.

Oil and Natural Gas Reserves

McDaniel has prepared the McDaniel Report – Carlyle Properties evaluating as at January 1, 2003 the crude oil, natural gas and natural gas liquids reserves attributable to the Carlyle Properties. **The McDaniel Report – Carlyle Properties evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the Carlyle Properties prior to provision for income taxes, interest and debt service costs, general and administrative expenses, facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net production revenues estimated by McDaniel represent the fair market value of the reserves.** *Other assumptions and qualifications relating to costs, prices for future production and other matters are* summarized in the notes following the tables.

Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Escalating Cost and Price Case (1)(9)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (6) (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2)(7)(8)(11) Discounted at			
	Gross (4)	Net (3)	Gross (4)	Net (3)	0%	10%	15%	20%
Proved Reserves (4)								
Producing Reserves (4)(12)	15,113	13,427	506	486	151,643	104,737	92,182	82,904
Non-Producing Reserves (4)	9	9	–	–	63	47	41	36
Undeveloped Reserve (4)	462	415	–	–	3,588	1,554	987	583
Total Proved Reserves (4)	15,584	13,851	506	486	155,294	106,338	93,210	83,523
Risked Probable Reserves (5)	1,173	1,018	33	31	11,112	5,516	4,155	3,231
Established Reserves (4)	16,757	14,869	539	517	166,406	111,854	97,365	86,754

Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows
Constant Cost and Price Case (1) (9)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (6) (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2)(7)(8)(10) Discounted at			
	Gross (4)	Net (3)	Gross (4)	Net (3)	0%	10%	15%	20%
Proved Reserves (4)								
Producing Reserves (4)(12)	16,969	15,120	624	601	224,781	136,687	116,202	101,771
Non-Producing Reserves (4)	13	12	–	–	137	96	82	71
Undeveloped Reserves (4)	504	453	–	–	6,148	3,073	2,224	1,616
Total Proved Reserves (4)	17,486	15,585	624	601	231,066	139,856	118,508	103,458
Risked Probable Reserves (5)	1,441	1,265	30	28	18,266	8,055	6,025	4,695
Established Reserves (4)	18,927	16,850	654	629	249,332	147,911	124,533	108,153

Notes:

(1) Columns may not add due to rounding.

(2) Does not include the value of undeveloped lands.

(3) Represents the prior owners of the Carlyle Properties interest after deduction of royalty encumbrances payable to others.

(4) The following definitions have been used in the McDaniel Report – Carlyle Properties:

(a) "Gross Reserves" represents the Carlyle Properties Vendor's interest before deduction of royalty encumbrances payable to others (excluding the Trust).

(b) "Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(c) "Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be Proved under current technology and existing or anticipated economic conditions but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(d) "Established Reserves" means the sum of 50% of Probable Reserves and 100% of Proved Reserves.

(e) "Producing Reserves" means those reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner.

(f) "Non-Producing Reserves" means those proved reserves that are not currently producing either due to lack of facilities and/or markets.

(g) "Undeveloped Reserves" means those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

(h) "Total Proved Reserves" means the sum of Proved Producing, Proved Non-Producing and Proved Undeveloped Reserves.

(5) The present worth values and quantities of Probable Reserves have been risked by reducing those values by 50% to reflect the degree of risk associated with the recovery of such reserves.

(6) All natural gas reserves are reserves remaining after deducting surface losses due to processing shrinkage and raw natural gas used as lease fuel.

(7) The $U.S./$Cdn. exchange rate used in the McDaniel Report – Carlyle Properties was $0.69 in 2003; $0.69 in 2004; $0.68 in 2005 and $0.68 thereafter.

(8) The McDaniel Report – Carlyle Properties estimates total capital expenditures (net to the Carlyle Properties Vendor) to achieve the estimated future pre-tax net cash flows from the Established Reserves based on escalating cost and price assumptions to be $9,344,600 ($7,025,645 if discounted by 15% per annum) with $0, $4,129,300 and $5,215,300 of those capital expenditures estimated for the calendar years 2003, 2004 and 2005 respectively. The corresponding capital expenditures to achieve the estimated future pre-tax net cash flows from the Established Reserves, based on constant cost and price assumptions are $8,883,500 ($7,312,849 if discounted by 15% per annum) with $0, $3,969,000 and $4,914,500 of those capital expenditures estimated for the calendar years 2003, 2004 and 2005.

(9) The extent and character of the interests evaluated in the McDaniel Report – Carlyle Properties and all factual data was supplied by the Corporation to McDaniel and were accepted by McDaniel as represented. The crude oil and natural gas reserve calculations and any projections on which the McDaniel Report – Carlyle Properties is based were determined with generally accepted petroleum engineering evaluation practices.

(10) The constant cost and price evaluation was based on the average yearly general product prices for 2002 as forecast in the escalated cost and price valuation (see note 11) adjusted for transportation and quality differentials to wellhead prices as set forth below:

Crude oil (WTI)	U.S. $28.14/Bbl
Heavy oil	$24.15/Bbl
Propane	$25.90/Bbl
Butane	$28.30/Bbl
Pentanes Plus	$30.32/Bbl
Natural Gas	$6.35/MMBTU

Operating and capital costs were not escalated in the constant cost and price evaluation.

(11) In respect of the escalated cost and price valuation, the average yearly general product prices utilized in the McDaniel Report – Carlyle Properties for natural gas, crude oil and natural gas liquids, are outlined in the following table.

Year	Heavy Crude Oil $/Bbl	Light Crude Oil: WTI Cushing Oklahoma* $U.S./Bbl	Light Crude Oil: Edmonton Par 40° API $/Bbl	Natural Gas Liquids at Edmonton: Propane $/Bbl	Natural Gas Liquids at Edmonton: Butane $/Bbl	Natural Gas Liquids at Edmonton: Edmonton NGL Mix $/Bbl
2003	26.54	28.23	40.28	28.72	29.19	31.23
2004	23.47	25.00	35.20	24.70	23.20	26.30
2005	23.38	24.00	34.30	23.10	22.60	25.20
2006	21.66	23.00	32.80	22.00	21.60	24.00
2007	21.83	23.30	33.20	21.80	21.90	24.10
2008	22.31	23.80	33.90	22.20	22.40	24.60
2009	22.78	24.30	34.60	22.70	22.80	25.10
2010	23.24	24.80	35.30	23.10	23.30	25.60
2011	23.70	25.30	36.00	23.60	23.70	26.10
2012	24.15	25.80	36.70	24.10	24.20	26.70
2013	24.70	26.30	37.50	24.60	24.70	27.20
2014	25.14	26.80	38.20	25.00	25.20	27.70
2015	25.58	27.30	38.90	25.50	25.60	28.20
2016	26.02	27.80	39.60	25.90	26.10	28.70
2017	26.55	28.40	40.40	26.40	26.60	29.30
2018	27.17	29.00	41.30	27.00	27.20	29.90
2019	27.79	29.60	42.20	27.60	27.80	30.60
2020	28.30	30.20	43.00	28.10	28.40	31.20
2021	28.90	30.80	43.90	28.80	28.90	31.90
2022	29.40	31.40	44.70	29.30	29.50	32.50
Thereafter	29.40	31.40	44.70	29.30	29.50	32.50

* 40 degree API, 0.4% sulphur.

Year	Henry Hub $U.S./MMBTU	AECO Spot $/GJ	Alberta Spot $/MMBTU
2003	5.79	7.04	7.13
2004	4.56	5.51	5.65
2005	4.00	4.95	5.05
2006	3.75	4.71	4.80
2007	3.66	4.57	5.65
2008	3.69	4.61	4.70
2009	3.77	4.71	5.80
2010	3.85	4.81	4.90
2011	3.93	4.90	5.00
2012	4.00	5.00	5.10
2013	4.08	5.10	5.20
2014	4.16	5.19	5.30
2015	4.24	5.29	5.40
2016	4.31	5.38	5.50
2017	4.41	5.50	5.60
2018	4.50	5.62	5.70
2019	4.59	5.73	5.85
2020	4.69	5.85	5.95
2021	4.78	5.97	6.10
2022	4.87	6.08	6.20
Thereafter	4.87	6.08	6.20

Operating and capital costs have been escalated at 2% annually.

(12) All of the Proved Producing Reserves are currently on production.
(13) Does not include Saskatchewan capital taxes.

Summary of Selected Reserve Information

The following table sets forth the Working Interest of the prior owners of the Carlyle Properties, Gross Reserves and Reserve Value information respecting the Carlyle Properties as at January 1, 2003, the effective date of the McDaniel Report – Carlyle Properties.

Property	Carlyle Properties Vendor's Working Interest (1)(2) (%)	Gross Reserves (MBOE) (2)(3)	Reserve Value (2)(3)(4)(5) ($000's)	Reserve Value (2)(3)(4)(5) %
Hazelwood	97.7	6,849	46,457	41.6
Moose Valley	96.5	4,135	26,648	23.9
Corning/Flinton	100.0	2,524	16,935	15.2
Whitebear	100.0	2,517	15,432	13.8
Parkman East	88.1	673	4,782	4.3
Wauchope/Lightning	93.2	149	1,448	1.3
TOTAL (6)		16,847	111,700	100.0

Notes:

(1) The weighted average Working Interest share of Established Reserves of the prior owners of the Carlyle Properties before the deduction of royalties payable to others.

(2) Based on Established Reserves as derived from the McDaniel Report – Carlyle Properties.

(3) Utilizing escalating cost and price assumptions.

(4) Discounted at 10%, before general and administrative expenses, interest costs, taxes, site restoration and abandonment costs.

(5) Net of capital expenditures. Does not include the value of undeveloped lands.

(6) Columns may not add due to rounding.

Undeveloped Lands

The following table sets out the Undeveloped Land holdings associated with the Carlyle Properties as at July 1, 2003:

	Gross(1) (acres)	Net(2) (acres)
Saskatchewan	32,509	30,710
Total	32,509	30,710

Notes:

(1) "Gross" refers to the total acres in which the prior owners of the Carlyle Properties held an interest.

(2) "Net" refers to the total acres in which the prior owners of the Carlyle Properties held an interest, multiplied by the percentage working interest therein.

The Seaton Jordan Report – Carlyle Properties has estimated the market value of the Undeveloped Land holdings associated with the Carlyle Properties as at July 1, 2003 at $1,665,293. For purposes of the Seaton Jordan Report – Carlyle Properties, "market value" is defined as the price which Seaton Jordan feels could reasonably be expected to be received for the properties. In order to determine market value, Seaton Jordan analyzed the most current prices paid at land sales for properties in the immediate vicinity of each of the properties evaluated. In areas where current prices were not available in the immediate vicinity, Seaton Jordan used its best judgement.

Incremental Exploitation and Development Potential

Management of the Corporation has identified several opportunities to take advantage of possible development potential in order to increase existing production supplemental to the future development projects included in the determination of the Reserve Values contained in the McDaniel Report – Carlyle Properties. Neither the capital

costs nor the potential incremental production associated with these opportunities are reflected in the McDaniel Report – Carlyle Properties. Opportunities being considered include:

- *Increasing water handling and water disposal capacity at key fields to add incremental oil volumes.* This includes the use of inclined free water knock-outs and additional disposal wells;
- Debottlenecking existing fluid handling facilities and surface infrastructure;
- Infill horizontal drilling and step-out drilling opportunities at Hazelwood beyond those included in the McDaniel Report – Carlyle Properties. Locations are fully defined by 3D seismic;
- Optimizing field oil cut management through the shut-in of select wells and increased total fluid from offset higher oil cut wells. Shut-in wells would be available for restart as oil cuts vary;
- Reperforating existing shut-in wells to access undrained reserves;
- Numerous exploratory opportunities defined by seismic from which value might be extracted by sale or farmout; and
- Selected development drilling opportunities for prolific Alida and Souris Valley subcrop oil accumulations.

Oil Wells

The following table sets forth the number and status of wells located on the Carlyle Properties as at April 1, 2003 which are producing or which are considered by the Corporation to be capable of producing. The Carlyle Properties do not include any producing natural gas wells.

	Producing [4] [5]		Shut-in[1]	
	Oil		Oil	
	Gross Wells [2]	Net Wells [3]	Gross Wells [2]	Net Wells [3]
Hazelwood	142	139.16	62	60.76
Moose Valley	98	97.02	25	24.75
Whitebear	67	58.29	29	25.23
Parkman East	37	26.27	25	17.75
Corning / Flinton	67	66.33	25	25.00
Wauchope/Lightning	12	11.28	11	10.34
TOTAL	423	398.35	177	163.83

Notes:

(1) "Shut-in" wells are wells which are not producing but which are considered by the Corporation to be capable of producing. Shut-in wells associated with the Carlyle Properties are located within a reasonable distance from or are already tied into gathering systems, pipelines or other means of transportation.

(2) "Gross" wells are the total number of wells in which the prior owners of the Carlyle Properties held a Working Interest.

(3) "Net" wells means the aggregate of the numbers obtained by multiplying each gross well by the percentage Working Interest therein of the prior owners of the Carlyle Properties.

(4) Royalty interest wells have been assigned a net number of zero.

(5) Not all wells associated with the Carlyle Properties have been assigned reserves in the McDaniel Report – Carlyle Properties or are included in this table. See "Description of the Trust – The NPI and Direct Royalties – Reclamation Fund".

Production History

The sales volumes of crude oil, natural gas and natural gas liquids attributable to the Carlyle Properties, before deduction of royalties, for the periods indicated is summarized below.

	2003[1]			Year Ended December 31[1]		
	Third Quarter	Second Quarter	First Quarter	2002	2001	2000
Crude Oil (Bbl/d)	5,137	5,479	5,976	6,287	6,964	6,299
Natural Gas (Mcf/d)	223	230	372	513	707	394
Natural Gas Liquids (Bbl/d)	27	28	20	–	–	–
Total (BOE/d 6:1)	5,201	5,546	6,058	6,373	7,082	6,365

Note:

(1) Based on information provided to the Corporation by the prior owners of the Carlyle Properties.

Approximately 99.5% of gross revenue from the Carlyle Properties is derived from crude oil and natural gas liquids with the remainder from natural gas production. On a BOE (6:1) basis, production is split between crude oil and natural gas liquids as to approximately 99% and natural gas as to approximately 1%.

The mix of the crude oil production and natural gas liquids from the Carlyle Properties for the January 1, 2003 period was approximately 98.5% light quality crude oil (27° API or greater), 1.0% condensate and 0.5% natural gas liquids. None of the crude oil production was comprised of heavier gravity (less than 20° API) crude oil.

Drilling History

The following table sets forth the gross and net development wells in respect of the Carlyle Properties in which the prior owners of the Carlyle Properties participated during the periods indicated.

	Year Ended December 31,			
	2002		2001	
	Gross [1]	Net [2]	Gross [1]	Net [2]
Crude Oil	14	13.8	47	47
Natural Gas	0	0.0	0	0
Dry	3	3.0	0	0
Service	0	0.0	9	9
Total	17	16.8	56	56

Notes:

(1) "Gross Wells" means the total number of wells in which the prior owners of the Carlyle Properties held a Working Interest.

(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by the percentage Working Interest therein of the prior owners of the Carlyle Properties.

(3) Royalty interest wells have been assigned a net number of zero.

Capital Expenditures

The following table summarizes capital expenditures made by the prior owners of the Carlyle Properties on acquisitions, exploration and development drilling and production facilities and other equipment in respect of the Carlyle Properties for the periods indicated.

($000's)	2003(1)			2002(1)				2001(1)			
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Property *acquisitions*(2)	–	–	–	–	78	10	–	95	47	10	105
Drilling(3)	717	1,015	212	2,760	349	1,026	1,797	4,834	6,507	2,371	5,945
Abandonments	–	–	–	234	135	–	11	276	74	–	–
Production equipment(4)	195	394	399	1,095	875	–	1,359	1,481	4,002	1,413	4,395
Workovers	–	–	–	–	–	4	–	–	2,166	1,179	2,317
Total	912	1,409	611	4,089	1,437	1,040	3,167	6,686	12,796	4,973	12,762

Notes:

(1) Based on information provided to the Corporation by the prior owners of the Carlyle Properties.

(2) Property acquisitions include production lease and production royalty purchases and property exchanges of lease and royalty interests.

(3) Drilling includes development drilling and miscellaneous intangible expenditures.

(4) Production equipment includes production and facility equipment, pipelines and miscellaneous tangible assets.

Netback History

The following table sets forth information respecting average net product prices received, royalties paid, operating expenses and netbacks received by the prior owners of the Carlyle Properties in respect of production of crude oil, natural gas liquids and natural gas from the Carlyle Properties for the periods indicated.

	Nine months ended September 30, 2003	Year ended December 31,		
		2002	2001	2000
Average Net Production Prices Received				
Crude Oil ($/Bbl)	38.66	36.19	34.37	48.12
Oil Equivalent ($/BOE 6:1)	38.75	36.66	34.50	51.43
Royalties Paid	8.09	7.81	7.39	11.97
Crude Oil ($/Bbl)	8.09	7.81	7.39	11.97
Oil Equivalent ($/BOE 6:1)				
Operating Expenses	12.77	10.61	8.75	10.85
Crude Oil ($/Bbl)	12.77	10.61	8.75	10.85
Oil Equivalent ($/BOE 6:1)				
Netback Received				
Crude Oil ($/Bbl)	17.80	17.77	18.23	25.30
Oil Equivalent ($/BOE 6:1)	17.89	18.24	18.36	28.61

Note:

(1) Based on information provided to the Corporation.

Future Commitments

Pursuant to the Carlyle Properties Transaction, the Corporation assumed an oil price hedge for 2,500 Bbls/d of WTI sales within a range defined by:

	Q4 2003	Calendar 2004
Floor	U.S. $24.00	U.S. $22.00
Ceiling	U.S. $30.45	U.S. $28.10

Marketing Arrangements

Crude oil from the Carlyle Properties is gathered into the Enbridge Saskatchewan pipeline system and sold to creditworthy customers at competitive market prices. Slightly more than half the current net sales volume is sold under the hedge contract described above under "Future Commitments" which expires in 2004. The balance of the crude oil production is sold on short term contracts.

SELECTED PRO FORMA INFORMATION

The following pro forma information reflects combined information related to the Provost Properties and the Carlyle Properties. All references in this section to the "Corporation" refers to all of the Operating Subsidiaries unless otherwise indicated or the context otherwise requires. See also "Description of the Provost Properties", "Acquisition of Carlyle Properties", "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001", "Schedule of Revenue and Expenses for the Carlyle Properties – Years Ended December 31, 2002, 2001 and 2000 and Nine Months Ended September 30, 2003 and 2002" and "Pro Forma Consolidated Financial Statements of Harvest Energy Trust as at September 30, 2003 and for the Nine Months Ended September 30, 2003 and the Year Ended December 31, 2002" included in this Annual Information Form and the Consolidated Financial Statements of Harvest Energy Trust for the nine months ended September 30, 2003 and Consolidated Financial Statements of Harvest Energy Trust for the period from July 10, 2002 to December 31, 2002 for a description of each group of properties and their related reserve information, production information and direct revenue and operating expenses.

Pro Forma Description of Properties

The Provost Properties are located in East Central Alberta near Provost and include interests in the following major oilfields: Hayter, Thompson Lake, David North, Killarney, Amisk, Czar, West Provost, Bellshill Lake and Metiskow. The Carlyle Properties are located in South East Saskatchewan near Carlyle and include the following major oilfields: Hazelwood, Whitebear, Parkman East, Wauchope/Lightning, Corning/Flinton and Moose Valley. See "Description of the Provost Properties – Existing Principal Properties" and "Acquisition of Carlyle Properties – Principal Properties".

The Corporation has approximately an average 99% Working Interest in the Provost Properties and will acquire approximately an average 98% Working Interest in the Carlyle Properties. The Provost Properties are primarily operated by the Corporation and the Corporation expects to operate almost all of the Carlyle Properties following completion of the Carlyle Properties Transaction.

Established Reserves (according to the McDaniel Report – Provost Properties and the McDaniel Report – Carlyle Properties using escalating price and cost assumptions), before deduction of royalties, for the Provost Properties and the Carlyle Properties are comprised of 16,568 Mbbls of light crude oil, 7,616 Mbbls of medium gravity crude oil, 8,870 Mbbls of heavy gravity crude oil, 273 Mbbls of natural gas liquids and 2,531 Mmcf of natural gas.

Associated with the Provost Properties are 17,745 net acres of Undeveloped Land, 757 net producing oil wells, 3.3 net producing natural gas wells, 290 net shut-in oil wells and 1.4 net shut-in natural gas wells and with the Carlyle Properties are 30,710 net acres of Undeveloped Land, 398 net producing oil wells, no net producing natural gas wells, 164 net shut-in oil wells, no net shut-in natural gas wells. In addition, the Corporation will acquire a 5% non-convertible gross overriding royalty, which is not subject to deductions, on over 200,000 net acres of undeveloped land adjacent to the area where the Carlyle Properties are situated.

This portfolio of Provost Properties and Carlyle Properties has the following characteristics:

(a) **Significant Reserve Accumulations:** The majority of the Provost Properties and Carlyle Properties share the similar attribute of containing large accumulations of oil reserves. In total, management estimates the OOIP of these properties is approximately 1,000 MMBOE. Management believes that exposure to large OOIP enables it to pursue expanded reserve recovery programs which could have a meaningful impact on extending the reserve life of the Properties and the profitability of the Operating Subsidiaries.

(b) **Reservoir Energy Through Active Water Drive:** The majority of the Provost Properties and Carlyle Properties share a reservoir attribute of having a natural bottom water drive derived from an underlying acquifier. It is management's view that this natural water flood provides ongoing reservoir sweep, and if managed properly, can increase ultimate reserve recovery.

(c) **Predictable Production Performance:** The production from the Provost Properties and the Carlyle Properties is derived from approximately 1,137 wells, which in aggregate have demonstrated a stable production history leading management to believe the production forecast is more predictable and reliable.

(d) **Operated:** The Corporation, as operator of the Provost Properties and the Carlyle Properties, will be able to exercise management and operating control to enhance the value of the Provost Properties and the Carlyle Properties for the benefit of the Trust.

(e) **Concentrated:** The Provost Properties and the Carlyle Properties are concentrated in relatively small areas in East Central Alberta and South East Saskatchewan. Management believes this will enable the Corporation to gain benefits from economies of scale in managing the Provost Properties and the Carlyle Properties and will also enable the Corporation to effectively enhance the value of the Provost Properties and the Carlyle Properties by applying experience gained from one property to the balance of the Provost Properties and the Carlyle Properties.

(f) **Development Potential:** Although the Provost Properties and the Carlyle Properties have been subject to extensive drilling and development programs, management believes that there are opportunities to improve the production and to further develop the reserves associated with the Provost Properties and the Carlyle Properties.

Pro Forma Reserve Information

McDaniel has prepared the McDaniel Report – Provost Properties and the McDaniel Report – Carlyle Properties, evaluating as at January 1, 2003 the crude oil, natural gas and natural gas liquids reserves attributable to the Provost Properties, the Direct Royalties and the Carlyle Properties. The reserves shown in this section are the combined reserves as shown in the McDaniel Report – Provost Properties and the McDaniel Report – Carlyle Properties. **The McDaniel Report – Provost Properties and the McDaniel Report – Carlyle Properties evaluate the crude oil, natural gas and natural gas liquids reserves attributable to the Provost Properties, the Direct Royalties and the Carlyle Properties prior to provision for income taxes, interest and debt service costs, general and administrative expenses, facility site restoration, well abandonment, well site restoration costs and salvage recovery, but after providing for estimated royalties, operating costs and future capital expenditures. The probable reserves and the present worth value of such reserves as set forth in the tables below have been reduced by 50% to reflect the degree of risk associated with recovery of such reserves. It should not be assumed that the discounted future net cash flows estimated by McDaniel represent the fair market value of these reserves.** Additional assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes following the tables.

Pro Forma Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows Escalating Cost and Price Case (1)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (2) Discounted at			
	Gross (2)	Net (2)	Gross (2)	Net (2)	0%	10%	15%	20%
Proved Reserves(2)								
Producing Reserves(2)	28,436	25,338	1,913	1,612	297,076	228,796	208,046	191,762
Non-Producing Reserves(2)	355	332	336	259	5,580	4,285	3,815	3,426
Proved Undeveloped(2)	2,286	1,919	95	78	22,383	15,274	12,844	10,894
Total Proved Reserves(2)	31,077	27,589	2,344	1,949	325,038	248,355	224,704	206,082
Risked Probable Reserves(2)	2,249	1,963	187	155	23,596	14,001	11,335	9,397
Established Reserves(2)	33,326	29,552	2,531	2,104	348,635	262,356	236,039	215,479

Notes:

(1) Columns may not add due to rounding.

(2) *See Notes (1) through (12) to the table included in* "Oil and natural gas Reserves of the Provost Properties and the Direct Royalties" and Notes (1) through (13) to the table included in "Acquisition of Carlyle Properties – Oil and natural gas Reserves".

Pro Forma Petroleum and Natural Gas Reserves and Pre-Tax Net Cash Flows Constant Cost and Price Case (1)

	Crude Oil and Natural Gas Liquids (Mbbls)		Natural Gas (Mmcf)		Estimated Present Worth of Future Pre-Tax Net Cash Flows ($000's) (1)(2) Discounted at			
	Gross (2)	Net (2)	Gross (2)	Net (2)	0%	10%	15%	20%
Proved Reserves(2)								
Producing Reserves(2)	30,322	27,030	2,032	1,729	391,921	274,927	243,714	220,279
Non-Producing Reserves(2)	359	334	336	259	6,766	5,152	4,570	4,091
Proved Undeveloped(2)	2,327	1,956	95	78	27,374	18,617	15,688	13,356
Total Proved Reserves(2)	33,008	29,320	2,463	2,066	426,061	298,696	263,971	237,726
Risked Probable Reserves(2)	2,514	2,205	184	152	33,515	18,150	14,466	11,864
Established Reserves(2)	35,522	31,525	2,647	2,218	459,576	316,846	278,437	249,590

Notes:

(1) Columns may not add due to rounding.

(2) See Notes (1) through (12) to the table included in "Oil and natural gas Reserves of the Provost Properties and the Direct Royalties" and Notes (1) through (13) to the table included in "Acquisition of Carlyle Properties – Oil and natural gas Reserves".

Estimated Pre-Tax Net Cash Flows – Established Reserves of Pro Forma Properties
Escalating Cost and Price Case [1]
(Dollar amounts in thousands)

Year	Annual Production (MBOE)	Company Interest Revenue	Royalty Burdens [2]	Operating Expenses	Other Income	Net Operating Income	Net Capital Investment	Net Cash Flow [3] [4]
2003	5,986	184,557	30,111	52,529	60	101,977	8,155	93,822
2004	5,328	146,401	22,537	51,854	54	72,065	6,710	65,354
2005	4,536	125,055	18,645	49,301	48	57,157	5,221	51,937
2006	3,732	97,184	13,632	47,574	43	36,022	–	36,022
2007	3,055	80,929	10,717	44,736	39	25,515	–	25,515
2008	2,421	66,370	8,402	39,611	35	18,392	–	18,392
2009	1,716	49,020	5,893	30,978	32	12,182	–	12,182
2010	1,085	32,610	3,921	20,189	–	8,500	–	8,499
2011	839	26,188	2,970	16,871	–	6,347	–	6,347
2012	689	22,016	2,455	14,403	–	5,158	–	5,158
2013	588	19,321	2,128	12,804	–	4,390	–	4,390
2014	510	17,026	1,673	11,911	–	3,442	–	3,442
2015	456	15,485	1,467	11,220	–	2,799	–	2,799
2016	399	13,739	1,252	10,129	–	2,358	–	2,358
2017	365	12,856	1,122	9,757	–	1,977	–	1,977
Remainder	2,043	79,490	7,539	61,509	–	10,442	–	10,442
Total	33,747	988,245	134,462	485,374	311	368,723	20,085	348,636

Notes:

(1) Numbers may not agree with the McDaniel Report – Provost Properties and the McDaniel Report – Carlyle Properties and columns may not add, in both cases due to rounding.

(2) Includes mineral taxes.

(3) Undiscounted.

(4) Net cash flow before income taxes, interest, general and administrative expenses and estimated site restoration and abandonment costs.

Selected Pro Forma Production Information

The sales volumes of crude oil, natural gas and natural gas liquids attributable to the Provost Properties and the Carlyle Properties, before deduction of royalties, for the periods indicated are summarized below.

	2003[1] [4]			Year Ended December 31,[1][2][3] [4]		
	Third Quarter	Second Quarter	First Quarter[2][3]	2002	2001	2000
Crude Oil (Bbls/d)	16,191	14,850	14,010	15,623	14,836	12,826
Natural Gas (Mcf/d)	1,676	1,391	1,247	1,694	1,303	640
Natural Gas Liquids (Bbls/d)	104	95	63	5	–	–
Total (BOE/d 6:1)	16,574	15,177	14,281	15,910	15,053	12,933

Notes:

(1) In respect of the Provost Properties, based on information provided to the Corporation by the Provost Properties Vendors for the periods where the applicable Provost Properties were not held by the Operating Subsidiaries and the Corporation's records for all other purposes.

(2) In respect of the Carlyle Properties, based on information provided to the Corporation by the prior owners of the Carlyle Properties.

(3) Does not include production from the Killarney, Amisk and Czar properties.

(4) See also "Other Information About the Provost Properties – Production History" and "Acquisition of Carlyle Properties – Production History".

Pro Forma Direct Revenue and Operating Expenses

The following table sets forth revenue and operating expenses directly attributable to the Provost Properties and the Carlyle Properties for the periods indicated.

	2003[1]			Year Ended December 31, [1][3]		
	Third Quarter	Second Quarter	First Quarter[3]	2002	2001	2000
	($000's) (unaudited)	($000's) (unaudited)	($000's) (unaudited)	($000's)	($000's)	($000's)
Revenue:						
Petroleum and natural gas sales [1][2]	36,444	33,588	30,701	153,285	144,231	191,219
Operating expenses	15,022	12,944	13,152	51,325	47,031	43,335
Operating Income	21,422	20,644	17,549	101,960	97,200	147,884

Notes:

(1) See "Schedule of Revenue and Expenses for the Initial Properties Acquired from Devon Canada Corporation – Years ended December 31, 2001, 2000 and 1999 and Six Months ended June 30, 2002 and 2001", "Schedule of Revenue and Expenses for the Additional Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001", "Schedule of Revenue and Expenses for the Carlyle Properties – Years Ended December 31, 2002, 2001 and 2000 and Nine Months Ended September 30, 2003 and 2002" and "Pro Forma Consolidated Financial Statements of Harvest Energy Trust as at September 30, 2003 and for the Nine Months Ended September 30, 2003 and the Year Ended December 31, 2002" included in this Annual Information Form. See also "Other Information about the Provost Properties – Direct Revenue and Operating Expenses" and "Acquisition of Carlyle Properties – Netback History". See also the Consolidated Financial Statements of the Trust for the nine months ended September 30, 2003, and the Consolidated Financial Statements of the Trust for the period from July 10, 2002 to December 31, 2002.

(2) Including royalties and royalty income.

(3) Does not include revenue and expenses from the Killarney, Amisk and Czar properties.

DESCRIPTION OF THE TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta. The Trust is not managed by a third party manager. Instead, the Trust is managed by the Corporation, its wholly-owned subsidiary, pursuant to the Trust Indenture and the Administration Agreement.

The Trust was established for the purposes of:

(a) acquiring the NPI and similar interests from the Corporation and similar interests and acquiring Direct Royalties;

(b) making payments to the Corporation, to the extent of the Trust's available funds, for 99% of the Corporation's cost of (including any amount borrowed to acquire) any Canadian resource property acquired by the Corporation, and the cost of (including any amount borrowed to fund) certain designated capital expenditures in relation to the Properties;

(c) acquiring or investing in securities of the Corporation and in the securities of any other entity including, without limitation, bodies corporate, partnerships or trusts that are Permitted Investments, and borrowing funds or otherwise obtaining credit for that purpose;

(d) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation;

(e) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(f) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

See "Description of the Trust – Cash Available For Distribution" and "Description of the Trust – Distributable Cash".

The NPI and Direct Royalties

Overview

The NPI consists of the right to receive a monthly payment from the Operating Subsidiaries pursuant to the terms of the NPI Agreements, equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The residual 1% share of gross proceeds from the sale of production which does not form part of the NPI is retained by the Operating Subsidiaries, together with any income of the Operating Subsidiaries derived from Properties that are not Working Interests in Canadian resource properties (including the Corporation's 1% share of income from the royalty interests from which the Direct Royalties are derived), is used to defray certain expenses and capital expenditures of the Operating Subsidiaries.

In calculating the NPI, the Operating Subsidiaries deduct various costs and expenses. The Trust also reimburses the Operating Subsidiaries for Crown royalties and other Crown charges payable by the Operating Subsidiaries in respect of production from or ownership of the Corporation's Properties. The Operating Subsidiaries are entitled to set off the right to be so reimbursed against the obligation to pay the NPI.

Pursuant to the NPI Agreements, the Trust must pay to the Operating Subsidiaries the Deferred Purchase Price Obligation. To satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the NPI on any Properties are paid to the Corporation. The Trust is not required to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available. See "Deferred Purchase Price Obligation" below for a more detailed description of the Deferred Purchase Price Obligation.

Pursuant to the NPI Agreements substantially all of the economic benefit derived from the assets of the Operating Subsidiaries accrues to the benefit of the Trust and ultimately to the Unitholders. The term of each of the NPI Agreements is for so long as there are petroleum and natural gas rights to which the NPI Agreement applies.

In addition to the NPI, the Trust owns a beneficial interest in the Direct Royalties and the Trust may acquire further Direct Royalties. Such Direct Royalties may consist of direct petroleum and natural gas royalty interests and may be acquired from time to time.

Deferred Purchase Price Obligation

Pursuant to the NPI Agreements, the Deferred Purchase Price Obligation consists of an ongoing obligation of the Trust to pay to the Operating Subsidiaries, to the extent of the Trust's available funds, an amount equal to:

(a) the portion of acquisition costs incurred by the Operating Subsidiary from time to time which are attributable to Canadian resource property, plus

(b) certain designated drilling, completion, equipping and other costs, in respect of the Properties, plus

(c) the portion of indebtedness incurred in respect of such acquisition costs and capital expenditures, payable at the time of satisfaction by the Corporation of such indebtedness.

To satisfy the Deferred Purchase Price Obligation, the Trust is required to pay over to the Corporation the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the NPI of any Properties held by the Corporation. The Trust is not obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

To the extent that the Corporation designates an expenditure as a Deferred Purchase Price Obligation:

(a) if the designated expenditure is funded by issuing additional Trust Units, by the proceeds of dispositions of the Canadian resource property component of Properties, by the disposition of Direct Royalties or by the issuance of debt, it will not be a charge against the income from the NPI, and therefore will not reduce payments of income from the NPI to the Trust or distributions to Unitholders;

(b) the Trust will be obliged to pay to the Corporation 99% of the amount of the designated expenditure to the extent not funded by borrowing by the Corporation;

(c) the cost to the Trust of the designated expenditure will be added to the Canadian oil and natural gas property expenditures account of the Trust, thus creating additional tax deductions (see "*Canadian Federal Income Tax Considerations*"); and

(d) the additional revenue generated from the Properties acquired by the designated expenditure will be added to the revenues used to calculate income from the NPI, thereby potentially increasing the amount payable to the Trust under the NPI Agreements.

Reserve Fund

Under the NPI Agreements, the Operating Subsidiaries are entitled to pay such amounts of the revenues received from Production and other income received by the Corporation in respect of the Properties into the Reserve Fund if, as and when the Corporation determines, in its reasonable discretion, that it is prudent to do so in accordance with prudent business practices, to provide for payment of production costs which the Corporation estimates will or may become payable in the next six months for which there may not be sufficient revenues to satisfy such costs in a timely manner. Funds retained by the Corporation in the Reserve Fund are required to be used by the Corporation to fund the payment of production costs. To the extent that funds are drawn from the Reserve Fund and used to pay production costs, such amounts will be deducted from the NPI.

Reclamation Fund

Each of the Operating Subsidiaries are liable for their share of ongoing environmental obligations and for the ultimate reclamation of the Properties upon abandonment. Pursuant to the NPI Agreements, the Operating Subsidiaries have established a funding strategy for the purpose of funding currently estimated future environmental and reclamation obligations. To the extent that funds from the reclamation funds are used for site restoration and well and facility abandonment expenditures such amounts are deducted in calculating income from the NPI.

Ongoing environmental obligations are expected to be funded out of debt and cash flow. Those obligations will reduce the amount of income from the NPI payable to the Trust. The Corporation currently estimates that the future environmental and reclamation obligations, after salvage recovery, in respect of the Provost Properties will aggregate approximately $20 million over the life of the Provost Properties, and in respect of the Carlyle Properties will aggregate approximately $9.9 million over the remaining life of the Carlyle Properties.

In addition to the identified producing wells and wells capable of production, the Provost Properties include interests in 222 gross (191 net) active injection, disposal or service wells and 146 gross (126 net) suspended or shut-in wells, all of which have been included in the total estimate of the Corporation's future environmental and reclamation obligations. **The estimates of reserves associated with the Provost Properties and the present worth of future net cash flows from such reserves contained in the McDaniel Report – Provost Properties are stated before**

providing for estimated facility site restoration, well abandonment, well site restoration costs and salvage recovery.

The Carlyle Properties include interests in 91 gross (87 net) active injection, disposal or service wells and 165 gross (158 net) suspended or shut-in wells, all of which have been included in the estimate of the Corporation's future environmental and reclamation obligations. **The estimates of reserves associated with the Carlyle Properties and the present worth of future net cash flows from such reserves contained in the McDaniel Report – Carlyle Properties are stated before providing for estimated facility site restoration, well abandonment, well site restoration costs and salvage recovery.**

Cash Available For Distribution

Cash Available For Distribution consists of any amounts received by the Trust pursuant to the NPI and the Direct Royalties, any interest or other income from Permitted Investments, ARTC received by the Trust net of non-deductible Crown royalties that are reimbursed by the Trust to the Operating Subsidiaries, dividends on the shares of the Operating Subsidiaries or any other dividends on securities of the Operating Subsidiaries less all expenses and liabilities of the Trust, including debt service costs, which are due or accrued and which are chargeable to income.

Pursuant to the Trust Indenture and the Administration Agreement, the Corporation calculates income from the NPI for each calendar month and arranges for payment of certain direct expenses of the Trust from the NPI.

The actual amount of Cash Available For Distribution depends on, among other things, the quantity and quality of crude oil, natural gas and natural gas liquids produced, prices received for such production, direct expenses of the Trust, taxes, operating costs, transportation and processing costs, capital expenditures, debt service costs, Crown and other royalties, other Crown charges, net contributions to the reclamation funds, net contributions by the Operating Subsidiaries to the Reserve Fund, and general and administrative costs of the Trust and the Operating Subsidiaries. See "Risk Factors".

The Operating Subsidiaries also have the discretion to incur debt or retain cash in order to modify seasonal and other variations in Cash Available For Distribution. Unitholders may also receive distributions of the net proceeds received from sales of Properties to the extent the Corporation determines not to use those proceeds to acquire additional Properties.

Delay in Cash Available For Distribution

In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the Properties, and by the operator to the Operating Subsidiaries or the Trust, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Properties, or the establishment by the operator of reserves for such expenses.

Capital Fund

The Trust retains up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of Properties with the intent that it will be able to continue to provide or maintain the Cash Available For Distribution over a longer period of time than would otherwise be the case. Allocations to the Capital Fund as at September 30, 2003 were approximately $2.5 million.

Distributable Cash

Distributable Cash consists of the balance of the Cash Available For Distribution after the retention of funds by the Trust for the Capital Fund, which is distributed to Unitholders.

Unitholders of record on a Record Date are entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Record Date, and if such date of payment is not a Business Day on the next Business Day after the 15th day following the Record Date.

Income Tax Treatment

Any amounts paid by the Trust in respect of acquisition costs and the Deferred Purchase Price Obligation is COGPE of the Trust in the year incurred. The Trust's share of any proceeds of disposition of Canadian resource properties which are receivable as a result of the release of the NPI will reduce the Trust's cumulative COGPE. In determining the portion of Distributable Cash that is taxable to a Unitholder, the Trust is entitled to an annual deduction in respect of its cumulative COGPE account, resource allowance and capitalized issue expenses in accordance with the provisions of the Tax Act. The portion of Distributable Cash to Unitholders that is not taxable in the Trust is treated as a return of capital and reduces the adjusted cost base of Trust Units held as capital property by a Unitholder. In this respect, the taxation of capital distributions is deferred until an actual or deemed disposition of Trust Units occurs or a holder's Trust Units have an adjusted cost base which is less than zero. See "Canadian Federal Income Tax Considerations".

Board of Directors

The Corporation has a board of directors consisting of 5 individuals. Pursuant to the Trust Indenture, Unitholders are entitled to elect the Board of Directors annually. Prior to all annual meetings, the Corporation will deliver an information circular and form of proxy to Unitholders with respect to the election of the directors of the Corporation at any such meeting. See "Information Respecting the Corporation – Directors and Officers of the Corporation".

Delegation of Authority, Administration and Trust Governance

The Corporation (and, accordingly, the Board of Directors of the Corporation) has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to the Corporation responsibility for any and all matters relating to the following: (i) an offering of securities; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Under the NPI Agreements, the Operating Subsidiaries have the exclusive control and authority over development of, and recovery of petroleum, natural gas and natural gas liquids from, the Properties and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests. The Harvest Board has determined that all significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5 million; (ii) the approval of capital expenditure budgets; (iii) the approval of risk management policies and activities proposed to be undertaken, and (iv) the establishment of credit facilities, shall be made by the Board of Directors.

In exercising its powers and discharging its duties, the Corporation must act honestly and in good faith and exercise the degree of care, diligence and skill that a reasonably prudent oil and natural gas industry advisor and administrator would exercise in comparable circumstances. The Corporation's objective in exercising its powers and discharging its duties is to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust. In pursuing such an objective, the Corporation employs and will continue to employ prudent oil and natural gas business practices. All of the Corporation's business is and will continue to be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

The Harvest Board reviews on an ongoing basis both the nature and extent of the services required of the Corporation by the Trust and the costs of providing such services.

General and administrative costs are deducted from production revenues in computing income from the NPI to the extent not paid from the residual income of the Corporation or deducted by the Trust in computing Cash Available For Distribution. General and administrative costs are generally charged to the Trust by the Corporation based on direct costs incurred in fulfilling the obligations of the Corporation to the Trust pursuant to the Trust Indenture and the Administration Agreement. The Corporation is entitled to reimbursement for all of its direct and indirect expenses, costs and expenditures in connection with the creation, start-up, set-up and organization of the Trust and the transition from the Provost Properties Vendors and the Carlyle Properties Vendor to the Corporation of ownership, management and operatorship of the Provost Properties and the Carlyle Properties. To the extent that such costs have been incurred to date, they have been paid by the Corporation through drawdowns under a prior credit facility and an interim loan which had been provided to the Trust by Caribou.

Borrowing by the Trust

On July 28, 2003, the Trust entered into the Equity Bridge Notes with the Bridge Lenders which provide for advances of up to $40 million to the Trust to assist with the payment of the Deferred Purchase Price Obligation in connection with the acquisition of the Carlyle Properties. On September 29, 2003, the Equity Bridge Notes were amended to permit advances to be used to pay out the Prior Bank Facility and the Trust entered into the Bridge Notes. The Bridge Notes provide for advances of up to $30 million to the Trust to assist with the payment of the Deferred Purchase Price Obligations as a result of the acquisition of the Carlyle Properties and to pay out the Prior Bank Facility. No commitment or arrangement fee has or will be earned by the Bridge Lenders through the provision of the Bridge Agreements.

The terms of the Bridge Agreements call for quarterly interest payments to be made to the Bridge Lenders in arrears due on the first business day following a calendar quarter. The payments are calculated daily at a fixed rate of 10% per annum using a 365 or 366 (as the case may be) year. Under the Equity Bridge Notes, the Trust has the option to settle the quarterly interest payments with cash or, subject to receipt or applicable regulatory approval, the issue of Trust Units. If the Trust elects to issue Trust Units the Trust is required to give the Bridge Lenders at least 5 business days notice. The number of Trust Units to be issued to the Bridge Lenders to settle a quarterly payment shall be equivalent to the quarterly payment amount divided by 90% of the ten-day weighted average trading price of the Trust Units on TSX over the last 10 trading days of the calendar quarter.

The Trust also has the option to repay the principal amounts outstanding at any time. The Trust is required to give the Bridge Lenders ten business days written notice prior to the Trust's repayment of principal. If the Trust chooses to partially repay the outstanding principal amount, such payment is to be made in cash. Under the Equity Bridge Notes, if the Trust elects to repay the full principal amount plus the accrued quarterly payment at maturity, the Trust then has the option to settle its obligation with cash or, subject to receipt of applicable regulatory approvals, the issue of Trust Units. If the Trust elects to issue Trust Units, the Trust is required to give the Bridge Lenders at least five business days notice. The number of Trust Units to be issued to the Bridge Lenders to settle the principal amount and accrued quarterly payment amount shall be equivalent to the sum of the principal and accrued quarterly payment amounts divided by 90% of the ten-day weighted average trading price of the Trust Units on TSX over the last ten trading days immediately prior to the date that the obligation will be settled. Notwithstanding the above, the outstanding principal portion and all accrued and unpaid interest on the Bridge Agreements is due and payable in full on January 1, 2005. The amount due on January 1, 2005 may be settled by the payment of cash and in the case of the Equity Bridge Notes, subject to receipt of applicable regulatory approvals, the issue of Trust Units, with notice provided and the calculation of the number of Trust Units to be issued as indicated above. Security has been provided to the Bridge Lenders in the form of a fixed and floating debenture on the Trust's NPI. The Bridge Lenders may demand payment of the full amount if specified events of default under the Bridge Agreements occur. The Trust does not have the option to issue Trust Units to satisfy its repayment obligations under such a demand.

Upon completion of the Carlyle Properties Transaction on October 16, 2003, the Corporation repaid approximately $8.5 million of the Equity Bridge Notes (resulting in approximately $25 million being outstanding thereunder) and approximately $25 million of the Bridge Notes (resulting in no amount being outstanding thereunder) through drawings under the Current Bank Facility.

INFORMATION RESPECTING THE CORPORATION

The Corporation was incorporated under the *Business Corporations Act* (Alberta) on May 14, 2002 as 989131 Alberta Ltd. On May 17, 2002, the Corporation amended its Articles of Incorporation to change its name to Coyote Energy Inc. and on September 17, 2002, the Corporation changed its name to "Harvest Operations Corp.". The head and principal office of the Corporation is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9. All of the issued and outstanding shares of the Corporation are held in the name of the Trustee for the benefit of, and on behalf of, the Trust.

Business

The Corporation manages and administers the Trust and WEI on behalf of the Trust and is responsible for the oil and natural gas technical, investment, engineering, geological, land management, financial and administrative services and commodity marketing services relating to the Properties and the Trust. Each of the directors and senior management of the Corporation have been involved in the oil and natural gas industry for, on average, in excess of 18 years. The Corporation has a staff made up of 23 head office employees and consultants and 62 field employees and consultants/contractors dedicated to the Provost Properties and Carlyle Properties, with key personnel having extensive experience in all technical, operating and financial aspects of the oil and natural gas industry including:

- organizing, operating, managing, developing and optimizing petroleum and natural gas properties;
- evaluating, acquiring and disposing of petroleum and natural gas properties; and
- marketing petroleum, natural gas and natural gas liquids.

Management Policies and Strategies

As a result of management's past experience, the members of the management team have established proven track records in acquiring, developing and operating oil and natural gas reserves. Management of the Corporation believes that the success derived from these experiences can be attributed to several management principles, including:

(a) a focused and rigorous evaluation and acquisition strategy having an objective of acquiring operated oil and natural gas reserves at low costs;

(b) employing operating and management strategies and controls to increase production rates and enhance production netbacks, primarily through production cost reduction;

(c) identifying and exploiting upside opportunities in acquired Properties to increase production and reserve recovery;

(d) acquiring other assets within existing operating areas to achieve operating and development efficiencies; and

(e) managing risk effectively through prudent insurance and commodity hedging programs and hands-on property management.

Activities undertaken by the management of the Corporation on behalf of the Trust are intended to be directed towards:

- optimizing consistent levels of Cash Available For Distribution and ultimately, the Distributable Cash paid to Unitholders;
- capturing the maximum cash flow, production and reserve recovery from the Properties; and

- striving for long-term growth in the value of the Properties and consequently the value of the NPI and the Direct Royalties held by the Trust by improving recovery levels from Provost Properties and acquiring additional Properties.

Borrowing by the Corporation

The Operating Subsidiaries and the Trust are permitted to incur indebtedness to purchase Property Interests, effect capital expenditures or other obligations or expenditures in respect of the Properties or for working capital purposes. Indebtedness of the Operating Subsidiaries to fund the purchase of Canadian resource properties may be repaid with funds received from the Trust pursuant to the Deferred Purchase Price Obligation. The Harvest Board has established the following guidelines with respect to the indebtedness of the Operating Subsidiaries: (i) amounts borrowed to finance the purchase of Properties should not exceed 50% of the Reserve Value of all Properties including those to be acquired at the time of borrowing as shown on the latest available independent engineering report, unless specifically approved by the Board of Directors; and (ii) the estimated annual debt service costs for the 12 months following the borrowing on amounts borrowed to finance capital expenditures or other financial obligations or expenditures required to maintain or improve production from the Properties should not exceed 50% of the estimated income from the NPI and income from Direct Royalties for such 12 month period, unless specifically approved by the Board of Directors. The Operating Subsidiaries are entitled to grant security in priority to the NPI and the Trust is permitted to grant security on the NPI and Direct Royalties to secure the loan of funds directly to the Trust or secure guarantees granted by the Trust of indebtedness of the Operating Subsidiaries. The borrowings of the Trust require approval by the Board of Directors.

Debt service costs of the Operating Subsidiaries are deducted in computing NPI income and debt service costs of the Trust are deducted in computing Cash Available For Distribution. Debt repayment by the Operating Subsidiaries is scheduled to minimize, to the extent possible, any income tax payable by the Operating Subsidiaries.

On October 3, 2003, the Corporation entered into the Interim Bank Facility with the Interim Lender to provide a $15 million revolving operating demand loan which was used to pay out WEI's credit facility with a Canadian chartered bank and for general working capital purposes. On October 3, 2003, the Corporation paid out $2.9 million in respect of the borrowings and accrued interest on WEI's credit facility. Upon closing of the Carlyle Properties Transaction on October 16, 2003, the Interim Bank Facility was paid out and replaced with the Current Bank Facility described below.

On October 16, 2003, Harvest Operations Corp. entered into an $89 million bank facility with the Current Lender. The facility bears interest at rates ranging from 0.25% to 1.5% above prime rate, and is dependent upon the Trust's debt to cash flow ratio. The borrowing base is reduced monthly by $4.5 million commencing January 31, 2004. A portion of this facility was used to pay out the $15 million Interim Bank Facility, $31.35 million was used to finance in part the acquisition of the Carlyle Properties, $8.5 million was used to repay a portion of the Equity Bridge Notes and $25 million was used to repay the Bridge Notes.

		Debt to Annualized Cash Flow Ratio				
Borrowing	**Base Rate**	**<1.0x**	**1.0x – 1.5x**	**1.5x – 2.0x**	**2.0x – 3.0x**	**>3.0x**
Canadian $	Cdn. Bank Prime	+0.25%	+0.375%	+0.50%	+0.75%	+1.50%
Banker's Acceptances	Market rates	+1.25%	+1.50%	+1.75%	+2.00%	N/A
U.S. $	U.S. Bank Prime	+0.25%	+0.375%	+0.50%	+0.75%	+1.50%
LIBOR	Market rates	+1.25%	+1.50%	+1.75%	+2.00%	N/A

The Corporation is subject to a standby fee equal to 0.125% per annum on the undrawn amount of the Current Bank Facility.

Security for the Current Bank Facility consists of: a general assignment of book debts; a $150,000,000 debenture with a floating charge over all of the assets of the Corporation; representation as to title of oil and natural gas leases

and reserves; subordination agreements on NPI payments, Bridge Agreements payments, and distribution payment restrictions to Unitholders upon demand for repayment or an event of default, or under certain circumstances, upon a borrowing base shortfall or default. Covenants for the Current Bank Facility include: maintenance of a working capital ratio (current assets plus unused portion of the Current Bank Facility divided by current liabilities excluding bank debt) of at least 1:1; maintenance of minimum hedging of 50% and 25% of oil volumes for the first four forward and next four calendar quarters, respectively; and industry standard requirements in respect of reporting, operations, compliance with laws, payment of taxes, environmental, lender access to books and records, maintenance of records, change in control, merger, amalgamation, payment of dividends or distribution of capital, incur additional secured indebtedness or guarantee of obligations of others, dispose of assets with annual proceeds greater than $100,000 and hedge more than 75% of working interest production volumes.

Events of default under the Current Bank Facility include: failure to pay interest or principal when due; failure to meet security or covenants; material misrepresentation; material adverse change in the financial condition of operations of the Corporation; uncontested proceedings initiated to enforce encumbrances on the Corporation's assets that have an aggregate value of $500,000; liquidation, winding-up or dissolution of the Corporation; ceasing to carry on business; and appointment of receiver or trustee appointed by judicial body or pursuant to another agreement.

As of the date hereof, approximately $64 million is outstanding under the Current Bank Facility.

Commodity Hedging

The Corporation has entered into the following oil price hedging contracts with various counterparties, including the Corporation's prior lender:

Swaps:	Term	Price per Barrel
1,000 Bbls/d	October through December 2003	Cdn $36.63
1,510 Bbls/d	January through March 2004	U.S. $23.23
1,300 Bbls/d	January through March 2004	U.S. $24.33
500 Bbls/d	January through December 2004	U.S. $24.12
500 Bbls/d	January through December 2004	U.S. $24.25
1,430 Bbls/d	April through June 2004	U.S. $22.93
1,200 Bbls/d	April through June 2004	U.S. $25.50
1,380 Bbls/d	July through September 2004	U.S. $22.70
500 Bbls/d	July through September 2004	U.S. $24.56
1,325 Bbls/d	October through December 2004	U.S. $22.54
500 Bbls/d	October through December 2004	U.S. $24.03
500 Bbls/d	January through December 2005	U.S. $24.00
1,100 Bbls/d	January through March 2005	U.S. $22.38
1,030 Bbls/d	April through June 2005	U.S. $22.18
Swaps based on Lloydminster Blend Crude differential		
2,000 Bbls/d	January through December 2004	U.S. ($7.75)
1,100 Bbls/d	January through December 2004	U.S. ($8.20)

Collars:	Term	Price per Barrel
500 Bbls/d	October through December 2003	Cdn $35.50 – 37.35
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95
1,000 Bbls/d	January through December 2004	U.S. $25.00 – 28.25

Options:	Term	Price per Barrel
500 Bbls/d	January through December 2004	Short put U.S. $15.50
1,000 Bbls/d	January through December 2004	Short put U.S. $18.00
1,000 Bbls/d	January through December 2004	Short put U.S. $18.00

Effective November 15, 2002, the Corporation entered into a physical contract to deliver at Hardisty, Alberta until December 31, 2003, 6,000 Bbls/d of Lloydminster blend crude oil to a vendor from whom properties had been acquired. This requires the Corporation to purchase approximately 1,000 Bbls/d of diluent to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Corporation is paid a price equal to the NYMEX calendar WTI price less a fixed differential of U.S. $8.233 per Bbl, such price not to be less than U.S. $14.40 per Bbl or greater than U.S. $17.244 per Bbl. In effect, this contract applies a fixed differential to a WTI price collar between U.S. $22.633 and U.S. $25.477 per Bbl. This contract is effective until December 31, 2003. In addition, pursuant to the Current Bank Facility, the Corporation is required to maintain a minimum hedging of 50% and 25% of oil volumes (net of royalties) for the first four forward and next four calendar quarters, respectively, and a maximum hedging of 75% of oil equivalent volumes (net of royalties).

The Corporation has also entered into the following electrical power swap contracts with various counterparties:

	Term	Price per MegaWatt
5MW	January through December 2003	Cdn $46.30
5MW	January through December 2004	Cdn $46.00
5MW	January through December 2004	Cdn. $46.00
5MW	January through December 2005	Cdn $43.00
10MW	April 2003 through March 2006	Cdn $44.50
5MW	January through December 2005	8.40 GJ/MWh heat rate
5MW	January through December 2004	Cdn $45.50

On October 27, 2003, the Corporation purchased an average rate U.S. dollar put option with a strike price of 1.3333, for a premium of $2 million. The notional amount of the option is U.S. $3 million per month, and has a term from November 1, 2003 to December 31, 2004. The contract is settled monthly on the last business day of each month.

Directors and Officers of the Corporation

The names, municipalities of residence, present positions with the Corporation and principal occupations during the past five years of the directors and officers of the Corporation are set out in the table below and in the text which follows thereafter.

Name and Municipality of Residence	Position with the Corporation	No. of Trust Units Held (1)	Principal Occupation
John A. Brussa (2)(4) Calgary, Alberta	Director	249,600	Barrister and Solicitor; Partner of Burnet, Duckworth & Palmer LLP (a law firm).
M. Bruce Chernoff (3)(4) Calgary, Alberta	Director, Chairman	4,934,406 (7)	Professional Engineer; Chairman of the Corporation; President and Director of Caribou (a private investment management company) since June 1999; from April 2000 to October 2001, Executive Vice President and Chief Financial Officer of Petrobank Energy and Resources Ltd. ("Petrobank") (a public oil and natural gas company); from February to June 1999, Executive Vice President and Chief Financial Officer of Pacalta Resources Ltd. ("Pacalta") (a public oil and natural gas company); prior thereto, Executive Vice President of Pacalta.

Name and Municipality of Residence	Position with the Corporation	No. of Trust Units Held [1]	Principal Occupation
Hank B. Swartout [3] Calgary, Alberta	Director	500,000	Chairman, President and Chief Executive Officer of Precision Drilling Corporation since July, 1987.
Verne G. Johnson [2][3] Calgary, Alberta	Director	20,000	President of KristErin Resources Inc., a private family company since January 2000; Senior Vice President, Funds Management of Enerplus Resources Group from 2000 to 2002; prior thereto, President and Chief Executive Officer of AltaQuest Energy Corporation from 1999 to 2000; prior thereto, President of Ziff Energy Group (an energy consulting company) from 1997 to 1999; prior thereto, President and Chief Executive Officer of ELAN Energy Inc. (a public oil and natural gas company) from 1989 to 1997.
Hector J. McFadyen [2][4] Calgary, Alberta	Director	20,000	Independent businessman and Director of Hunting PLC (a UK based public international oil services company); director of Computershare Trust Company of Canada (a private Canadian company that manages various trust related activities for public and private companies throughout North America); director of Aluma Systems (a private Canadian company providing industrial and concrete construction services); formerly, President, Midstream Division, Alberta Energy Company Ltd. (a public oil and natural gas company).
Jacob Roorda Calgary, Alberta	President	160,339 [8]	Professional Engineer, President of the Corporation; from June 1999 to July 2002, Managing Director, Research Capital (a mid-sized investment banking dealer); from January 1996 to March 1999, Vice President, Corporate, Director and co-founder of PrimeWest Energy Trust ("PrimeWest") (a public energy trust); from May 1991 to January 1996, Manager, Business Development, Fletcher Challenge (a private oil and natural gas company).
J.A. Ralston Calgary, Alberta	Vice President, Operations	107,262	Vice President, Operations of the Corporation; from 1996 to 2002, Manager, Production of Penn West Petroleum ("PennWest") (a public oil and natural gas company).
David M. Fisher Calgary, Alberta	Vice President, Finance	48,451 [9]	Vice President, Finance of the Corporation since October 2002; from September 1998 to October 2002, Director, Vice President, Finance and Chief Financial Officer of Integra Resources Ltd. ("Integra") (a private oil and natural gas corporation); from April 1995 to July 1998, Vice President, Finance and Chief Financial Officer of Canrise Resources Ltd. (a public oil and natural gas corporation); from June 1994 to April 1995 independent consultant; from April 1985 to May 1994, Manager, Corporate Reporting of Canadian Hunter Exploration Ltd.

Name and Municipality of Residence	Position with the Corporation	No. of Trust Units Held (1)	Principal Occupation
David J. Rain Calgary, Alberta	Corporate Secretary	80,700 (10)	Chartered Accountant; Corporate Secretary of the Corporation; Vice President, Finance and Chief Financial Officer of Petrobank since October 2001; Vice President and Director of Caribou since April 2001; from April 2000 to September 2001, Director, Corporate Finance of Petrobank; from May 1997 to June 1999, Corporate Controller and Treasurer of Pacalta.

Notes:

(1) Represents all Trust Units held directly or indirectly or over which such person exercises control or direction as at September 30, 2003. Based upon information provided by the director or officer to the Trust.
(2) Member of the Audit and Corporate Governance Committee.
(3) Member of the Reserves, Safety and Environment Committee.
(4) Member of the Compensation Committee.
(5) The Corporation does not have an executive committee.
(6) The terms of office of all of the directors will expire at the next annual shareholders' meeting of the Corporation.
(7) Includes Trust Units held by Caribou, a company controlled by Mr. Chernoff, and Trust Units held in RESP accounts for the benefit of Mr. Chernoff's children.
(8) Includes 43,919 Trust Units held in Mr. Roorda's spouse's account which is controlled by Mr. Roorda.
(9) Excludes 7,250 Trust Units held in the name of Mr. Fisher's children but otherwise controlled by Mr. Fisher.
(10) Includes 30,700 Trust Units held by Mr. Rain's spouse.

As at September 30, 2003, the directors and officers of the Corporation and their associates and affiliates, as a group, hold, directly or indirectly, or exercise control or direction over, approximately 6,494,480 Trust Units or 38.6% of the outstanding Trust Units.

The following is a brief description of the background of each of the senior officers and directors of the Corporation. The past performance of each of the individuals indicated below is not necessarily indicative of future performance.

Jacob Roorda, President

Mr. Roorda is a Professional Engineer and holds a Bachelor of Applied Science (Eng.) degree from Queen's University and an MBA from the University of Calgary.

Following university, Mr. Roorda held a number of senior engineering positions with Dome Petroleum Ltd. From 1987 to 1991, Mr. Roorda was a Vice President in the equity research group and was a ranked oil and natural gas analyst at BZW Canada Ltd., in Toronto.

From 1991 to 1996, Mr. Roorda was Manager, Business Development at Fletcher Challenge. In January 1996, Mr. Roorda co-founded PrimeWest (a public energy trust) and served as Vice President, Corporate and Director of PrimeWest. Mr. Roorda was responsible for overseeing the acquisition strategies of PrimeWest. While at Fletcher and PrimeWest, Mr. Roorda was responsible for closing in excess of $650 million of oil and natural gas property acquisitions.

From June 1999 to July 2002, Mr. Roorda was a Managing Director of Research Capital, an investment-banking firm. At Research Capital, Mr. Roorda was responsible for the overall direction and operations of the Calgary investment banking office of the firm.

J.A. Ralston, Vice President, Operations

Mr. Ralston completed the Management Development Program at the University of Calgary in 1994.

Mr. Ralston was employed with Petro-Canada from 1980 through June 1994 in a broad range of field operating positions of increasing responsibility. During his tenure at Petro-Canada, Mr. Ralston was responsible for construction of field facilities and pipelines, natural gas plant and field operations, procurement, reservoir management, drilling and workovers.

Mr. Ralston commenced employment with Penn West in July 1994 where he worked until June 2002. Since 1997, Mr. Ralston served as Production Manager, responsible for overseeing all of Penn West's 100,000 BOE/d production operations, 270 field staff and an annual budget of $200 million. Mr. Ralston was responsible for all areas of operations including engineering, exploitation, production optimization, capital management, planning, construction and budgeting.

David M. Fisher, Vice President, Finance

Mr. Fisher is a Chartered Accountant and graduated in 1980 with a Bachelor of Commerce degree from the University of Alberta. Mr. Fisher has in excess of 20 years experience in financial reporting, management and administration of entities active in the oil and natural gas industry.

From September 1998 to October 2002, Mr. Fisher was a founder, Director and Vice President, Finance and Chief Financial Officer of Integra, a private upstream oil and natural gas corporation with assets located in the province of Alberta. Mr. Fisher was responsible for all financial aspects of Integra including reporting systems, financial reporting, securing equity and bank financing, managing financial assets, taxation, and working with legal counsel and transfer agents in the management of shareholder and regulatory items.

From April 1995 to July 1998, Mr. Fisher was the Vice President, Finance and Chief Financial Officer of Canrise. Canrise was a public upstream oil and natural gas corporation with assets located in west-central Alberta.

During the period June 1980 to April 1995 Mr. Fisher's was an external auditor for KPMG Chartered Accountants (formerly Peat Marwick Mitchell & Co.), incentives auditor for Energy Mines and Resources Canada, Manager of Corporate Reporting for Canadian Hunter Exploration Ltd. and an independent consultant providing financial administration for domestic and international entities.

John A. Brussa, Director

Mr. Brussa is a barrister and solicitor and has been a partner at Burnet, Duckworth & Palmer LLP in Calgary since 1987. Mr. Brussa is recognized as a leading tax practitioner in Canada and sits on the board of directors of several Canadian public companies.

M. Bruce Chernoff, Director and Chairman

Mr. Chernoff is a Professional Engineer with a Bachelor of Applied Science degree in Chemical Engineering from Queen's University. Mr. Chernoff commenced employment with Pacalta in 1988. Pacalta was a public junior oil and natural gas company with operations in Canada. Mr. Chernoff held various senior positions with Pacalta including Executive Vice-President and Chief Financial Officer. Mr. Chernoff was a director of Pacalta from 1992 until Pacalta was purchased by Alberta Energy Company in May 1999 for $1 billion.

Mr. Chernoff initiated the formation of Caribou, of which he is the President and a Director, in June 1999, to carry out investments in oil and natural gas and real estate. Mr. Chernoff became a Director, and the Executive Vice President and Chief Financial Officer of Petrobank in March 2000. Mr. Chernoff resigned as Chief Financial Officer of Petrobank in October 2001 to focus on his other business interests, but remains a director of the company. Mr. Chernoff initiated the formation of the Corporation in June 2002 to pursue oil and natural gas development and acquisition opportunities. Mr. Chernoff is also a director of several other public companies.

Hank B. Swartout, Director

Mr. Swartout is the Chairman of the Board, President and Chief Executive Officer of Precision Drilling Corporation, the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry.

Verne G. Johnson, Director

Mr. Johnson received a Bachelor of Science degree in Mechanical Engineering from the University of Manitoba in 1966. He immediately commenced employment with Imperial Oil Limited, which continued until 1981 (including two years with Exxon Corporation in New York from 1977 to 1979). In 1981, Mr. Johnson joined Liberty Petroleum Ltd. as President and Chief Executive Officer. In 1982, he joined Roxy Petroleum Ltd. as Vice President, Production, remaining until 1987 when he joined Paragon Petroleum Ltd. as President. In 1989, Mr. Johnson joined ELAN Energy Inc. (then Lasmo Canada Inc.) as President and a Director. Following the sale of ELAN in 1997, he became President of Ziff Energy Group until 1999, then President of AltaQuest Energy Corporation and he then joined the Enerplus Resources Group in 2000, becoming Senior Vice President of Funds Management. In February 2002, he departed from the Enerplus Resources Group and remains as President of his private family company, KristErin Resources Inc.

Hector J. McFadyen, Director

Mr. McFadyen holds a Master of Arts (Econ.) degree from the University of Calgary and a Bachelor of Arts (Econ.) degree from Sir George Williams University.

Mr. McFadyen was employed at the Alberta Energy and Utilities Board (formerly the Oil and natural gas Conservation Board) between 1969 and 1976, primarily within its Economics Department.

Mr. McFadyen began work for Alberta Energy Company Ltd. ("AEC"), now EnCana Corporation ("EnCana"), in 1976. EnCana is one of the largest independent oil and natural gas producers in North America. Mr. McFadyen developed a number of significant business units within AEC, developing experience in a broad range of businesses and disciplines. Such experience included project development and investments across North America, Latin America, Asia and Europe. At AEC, Mr. McFadyen served as a member of the senior executive team involved in recommending and implementing the strategic plan for the company. As President of the Forest Products Division, he assumed responsibility for development and implementation of the business strategy for an Alberta based forest products business. Mr. McFadyen also served as the President of the Midstream Division of AEC since 1995, having responsibility for the company's pipelines and natural gas storage businesses. Mr. McFadyen retired from EnCana in 2002.

Mr. McFadyen is a member of the board of directors of Hunting PLC ("Hunting"), a UK-based public corporation engaged in oil services, and oil and natural gas marketing and distribution activities internationally. Hunting carries on its oil and natural gas marketing and distribution activities in North America through its majority owned subsidiary, Gibson Energy Ltd. Mr. McFadyen is also a member of the Board of Directors of Computershare Trust Company of Canada, a private Canadian company that manages various trust related activities for public and private companies throughout North America. Mr. McFadyen is also a director of Aluma Systems, a private Canadian company providing industrial and concrete construction services.

David J. Rain, Corporate Secretary

Mr. Rain is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Saskatchewan (1986).

Mr. Rain articled at KPMG LLP Chartered Accountants and was a Manager in their audit group until he departed in 1992. Mr. Rain served in senior financial positions at Nowsco Well Service Ltd., an oilfield service company with worldwide operations, from 1992 through August 1996. Mr. Rain was the Chief Financial Officer of Trican Well Service Ltd, an oilfield service company with operations in Alberta and Saskatchewan, from October 1996 through

April 1997. Mr. Rain joined Pacalta in May 1997 as Corporate Controller. Pacalta was an oil and natural gas exploration and production company with operations primarily in Ecuador. When AEC acquired Pacalta in 1999, Mr. Rain joined Mr. Chernoff at Caribou, and became Director, Corporate Finance at Petrobank in March 2000. Mr. Rain assumed the position of Vice President, Finance and Chief Financial Officer of Petrobank in October 2001.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Corporation or shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation has, within the last 10 years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the reporting issuer access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of the Corporation or shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

SHARE CAPITAL OF THE CORPORATION

The share capital of the Corporation currently consists of an unlimited number of common shares and an unlimited number of first preferred shares. As at the date hereof, one hundred common shares of the Corporation are outstanding. Such shares are held by the Trustee for and on behalf of the Trust. The voting of such shares is governed by the provisions of the Trust Indenture and the Trust is not entitled, without the direction of Unitholders, to exercise its rights as a shareholder of the Corporation except as permitted by the Trust Indenture. See "Trust Indenture – Exercise of Voting Rights Attached to Shares of the Corporation".

TRUST INDENTURE

The following is a summary of the Trust Indenture and other matters regarding the structure and operations of the Trust.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As of November 28, 2003, there were 17,013,543 Trust Units issued and outstanding. Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such

holder (see "Redemption Right" below) and to one vote at all meetings of Unitholders for each Trust Unit held. See "Risk Factors – Nature of Trust Units".

Special Voting Units

At the 2003 Unitholders' Meeting, the Unitholders approved an amendment to the Trust Indenture to provides for the issuance of an unlimited number of special voting units. Each special voting unit will entitle the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such special voting units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability. See "Risk Factors – Unitholder Limited Liability".

Issuance Of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. The Trust Indenture also provides that the Corporation may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Corporation may determine.

Borrowing By the Trust

Pursuant to the Trust Indenture, the Trustee is permitted to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, the Corporation and any subsidiary of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person.

Debt service costs incurred by the Trust are deducted in computing the Cash Available For Distribution.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for

redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cheque drawn on a Canadian chartered bank or trust company in Canadian money payable on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that, the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (i) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes (herein referred to as "Redemption Notes") to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall.

If, at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which the Corporation considers, in its sole discretion, to represent fair market value for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by the Corporation as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this Redemption Right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Redemption Notes. Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interests of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units. If at any time the Trust becomes aware that the beneficial owners of 49% or more of the outstanding Trust Units are or may be Non-Residents or that such a situation is imminent, the Trust, by or through the Corporation on the Trust's behalf, shall take such action as may be necessary to carry out the intentions evidenced herein. For the purposes of this Section, "Non-Residents" means non-residents of Canada within the meaning of the Tax Act.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "– Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of the Corporation and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Corporation and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Shares of the Corporation

The Trust Indenture prohibits the Trustee from voting the shares of the Corporation with respect to (i) the election of directors of the Corporation, (ii) the appointment of auditors of the Corporation or (iii) the approval of the Corporation's financial statements, except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders. The Trust Indenture also provides that the Trustee shall not, after the Closing, vote the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Corporation, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation as a result of which either the Corporation or the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of the Corporation with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving the Corporation except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of the Corporation to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation's shares in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Trustee

Valiant Trust Company is the trustee of the Trust. All of the administrative and management powers of the Trustee relating to the Trust and the operations of the Trust have been delegated to the Corporation pursuant to the Trust Indenture and the Administration Agreement. See "Description of the Trust – Delegation of Authority, Administration and Trust Governance". Notwithstanding this general delegation, pursuant to the Administration Agreement, the Trustee has agreed not to delegate any authority to manage the following affairs of the Trust:

(a) the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Trust Units;

(b) the maintenance of a register of Unitholders;

(c) the distribution of Distributable Cash to Unitholders, although the calculation of the amount of the distribution shall be made by the Corporation and approved by the Harvest Board and submitted by the Corporation to the Trustee for distribution to the Unitholders;

(d) the mailing of notices, financial statements and reports to Unitholders pursuant to the Trust Indenture, although the Corporation shall be responsible for the preparation or causing the preparation of such notices, financial statements and reports;

(e) the provision of a basic list of registered Unitholders to Unitholders in accordance with the procedures outlined in the Trust Indenture;

(f) the amendment or waiver of the performance or breach of any term or provision of the Trust Indenture on behalf of the Trust;

(g) the renewal or termination of the Administration Agreement on behalf of the Trust; and

(h) any matter which requires the approval of the Unitholders under the terms of the Trust Indenture.

The Trustee is required under the Trust Indenture to exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of Unitholders. The Unitholders shall, at the first annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional one year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by the Corporation upon delivery of a notice in writing by the Corporation to the Trustee in limited circumstances. Such resignation or removal becomes effective only upon the approval of the Unitholders by Special Resolution, the acceptance or appointment of a successor trustee and the assumption by the successor trustee of all obligations of the Trustee and in the same capacity.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any valuation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties under the Trust Indenture, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution. The Trustee may, without the consent, approval or ratification of any of the Unitholders, amend the Trust Indenture for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, any Direct Royalties Sale Agreement, and any other agreement of the Trust or any Offering Document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby;
- providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

- making any modification in the form of the Trust Unit certificates to conform with the provisions of the Trust Indenture, or any other modifications provided the rights of the Trustee and the Unitholder are not prejudiced thereby.

Take-Over Bid

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered.

Termination of the Trust

Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into cash the Direct Royalties and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. However, in no event shall the Trust be wound-up until the Direct Royalties have been disposed of. After paying, retiring or discharging, or making provision for the payment, retirement, or discharge of all known liabilities and obligations of the Trust and after providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

Reporting to Unitholders

The consolidated financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited consolidated financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Corporation to Unitholders and the unaudited interim consolidated financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31. The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

TRUST UNIT INCENTIVE PLAN

The Trust has adopted the Unit Incentive Plan which permits the Harvest Board to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to the directors, officers, consultants, employees and other ongoing service providers of the Trust and its subsidiaries, including the Corporation. The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and distributions. Effective June 12, 2003 the total number of Trust Units issuable under the Unit Incentive Plan was increased from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units. The total number of Trust Units issuable under the Unit Incentive Plan as at September 30, 2003 was 885,500 Trust Units.

The Harvest Board administers the Unit Incentive Plan and determines participants in the Unit Incentive Plan, numbers of Incentive Rights granted, and the terms of vesting of Incentive Rights. The grant price of the Incentive Rights (the "Grant Price") shall be equal to the per Trust Unit closing price on the trading date immediately preceding the date of grant, unless otherwise permitted. The exercise price ("Exercise Price") per Right shall be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the

Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less all debt, working capital deficiency (surplus) or debt equivalent instruments, depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

Incentive Rights are exercisable for a maximum of five years from the date of the grant thereof and are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder. In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of 30 days and the end of the exercise period, to exercise vested Incentive Rights. In the case of death, the estate of the holder is entitled, from the date of death to the earlier of 6 months and the end of the exercise period, to exercise vested Incentive Rights at the Exercise Price in effect at the date of death. Incentive Rights not vested at the date of termination of the holder or at date of the holder's death are immediately null and void. The Trust has the option to settle outstanding Incentive Rights with Trust Units and/or cash. The number of Trust Units to be issued to settle outstanding Incentive Rights shall equal the amount determined by multiplying the number of Incentive Rights by the quotient obtained by dividing the difference between the current market price of a Trust Unit and the Exercise Price by the current market price of a Trust Unit. Cash paid to settle outstanding Incentive Rights will equal the difference between the current market price of a Trust Unit less the Exercise Price multiplied by the number of Incentive Rights to be settled.

The following table sets forth information with respect to the Incentive Rights outstanding under the Unit Incentive Plan as at September 30, 2003.

Group	Date Incentive Rights Granted	Trust Units Under Option	Grant Price	Closing Price on Day Prior to Grant	Exercise Price as at September 30, 2003	Expiry Date	Market Value of Incentive Right [(1)]
Executive Officers (4)	November 25, 2002	475,000	$8.00	$8.00	$6.20	November 25, 2007	$2,755,000
Directors (4)	November 25, 2002	75,000	$8.00	$8.00	$6.20	November 25, 2005	$435,000
	February 14, 2003	34,500	$10.75	$10.75	$9.35	February 14, 2008	$91,425
Employees and Consultants (16)	November 25, 2002	237,500	$8.00	$8.00	$6.20	November 25, 2005	$1,377,500
	January 24, 2003	32,500	$10.21	$10.21	$8.61	January 24, 2008	$110,175
	July 15, 2003	12,500	$10.18	$10.18	$9.78	July 15, 2008	$27,750
	July 17, 2003	7,500	$10.20	$10.20	$10.00	July 17, 2008	$15,000
	July 18, 2003	11,000	$10.30	$10.30	$10.10	July 18, 2008	$20,900

Note:

(1) Based on the difference between the closing price of $12.00 per Trust Unit on the TSX on September 30, 2003 and the grant price of the Incentive Right less distributions per Trust Unit paid after the date the Incentive Right was granted multiplied by the number of Trust Units under the Incentive Right.

DRIP PLAN

The Trust has received all applicable regulatory approvals and has implemented a DRIP Plan. **The DRIP Plan is not available to Unitholders who are residents of the United States.** The DRIP Plan provides eligible holders of Trust Units the means of accumulating additional Trust Units by reinvesting any Distributable Cash received. At the discretion of the Corporation, Trust Units will either be acquired at prevailing market rates (not exceeding 115% of the volume weighted average trading price of the Trust Units on the TSX for the 10 trading days immediately preceding the date the Trust Units are purchased) or issued from treasury at 95% of the market price of the Trust Units (calculated as the weighted average trading price of the Trust Units on the TSX for the period commencing on the second Business Day following the distribution record date and ending on the second Business Day immediately prior to the distribution payment date on which at least a board lot of Trust Units is traded). Participants in the DRIP Plan are also permitted to purchase additional Trust Units at 100% of the market price (as described above) of the Trust Units by investing additional sums to a maximum of $5,000 per month and a minimum of $1,000 per remittance; provided that the total number of Trust Units that may be issued each fiscal year pursuant to optional cash payments is restricted to not more than 2% of the number of issued and outstanding Trust Units at the

commencement of that year. As at September 30, 2003, 735,389 Trust Units have been issued from treasury since February 15, 2003 for proceeds of $7,385,435 due to DRIP Plan participation associated with cash distributions by the Trust.

CONFLICTS OF INTEREST

Properties will not be acquired from officers or directors of the Corporation or persons not at arm's length with such persons at prices which are greater than fair market value, nor will Properties be sold to officers or directors of the Corporation or persons not at arm's length with such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Harvest Board. There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of Unitholders in accordance with the requirements of Ontario Securities Commission Rule 61-501.

Circumstances may arise where members of the Harvest Board serve as directors or officers of corporations which are in competition with the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust.

SELECTED FINANCIAL INFORMATION

Annual and Financial Information

The following is a summary of selected consolidated financial information of the Trust for the period from July 10 to December 31, 2002 and the three month period ended on each of March 31, 2003, June 30, 2003 and September 30, 2003. The following should be read in conjunction with the information contained under the heading "Management's Discussion and Analysis" below and the unaudited interim consolidated financial statements of the Trust for the nine months ended September 30, 2003 and the audited consolidated financial statements of the Trust for the period from July 10, 2002 to December 31, 2002. The selected consolidated financial information is not necessarily reflective of the Trust's future results from operations or financial condition.

($000's, except unit amounts)	For the period from July 10 to December 31, 2002	2003 Three month period ended March 31	2003 Three month period ended June 30	2003 Three month period ended September 30
Net Revenue	18,955	14,738	17,623	21,181
Net Income	5,136	3,736	1,180	5,751
Net Income per unit - basic	3.46	0.36	0.10	0.46
Net Income per unit - diluted	3.69	0.34	0.10	0.45
Total Assets	93,729	92,041	120,122	144,369
Total Liabilities	53,723	38,891	61,645	51,473
Distributions declared, per unit	0.20	0.60	0.60	0.60

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since the completion of the Initial Public Offering.

2003	Distribution Per Trust Unit
January [(1)]	$0.20
February	$0.20
March	$0.20
April	$0.20
May	$0.20
June	$0.20
July	$0.20
August	$0.20
September	$0.20
October	$0.20
November[(2)]	$0.20

Notes:

(1) This distribution was the first cash distribution paid by the Trust following the completion of the Initial Public Offering.

(2) The Trust announced on November 18, 2003 that the next monthly cash distribution of $0.20 per Trust Unit will be paid on December 15, 2003 to Unitholders of record on November 30, 2003.

Unitholders of record on a Record Date will be entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Record Date, and if such date of payment is not a Business Day on the next Business Day after the 15th day following the Record Date.

ESCROWED SECURITIES

In connection with the completion of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of debentures of 990148 Alberta Ltd. (which were settled with 4,777,500 Trust Units which, as at September 30, 2003 represented approximately 38.4% of the then outstanding Trust Unit and as at the date hereof approximately 28.1%) executed an undertaking in favour of the underwriters of the Initial Public Offering not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of the Trust's financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2003 and the audited consolidated financial statements contained in this Annual Information Form.

Forward-Looking Information

The following discussion contains forward-looking information with respect to the Trust. This information addresses future events and conditions and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. The information and opinions concerning the Trust's future outlook are based on information available at November 25, 2003. See "Special Note Regarding Forward-Looking Statements".

Nine Months Ended September 30, 2003

Sales Volumes

Harvest's production consists of medium and heavy oil, natural gas liquids, and natural gas from properties located in East Central Alberta. Sales of oil and natural gas averaged 11,373 BOE/d and 9,754 BOE/d in the three and nine month periods ended, respectively.

Average Sales Volumes

	Three Month Period Ended September 30, 2003		Nine Month Period Ended September 30, 2003	
Medium oil (Bbls/d)	5,044	44%	4,300	44%
Heavy Oil (Bbls/d)	6,010	53%	5,192	53%
Total Oil (Bbls/d)	11,054	97%	9,492	97%
Natural Gas liquids (Bbls/d)	77	1%	68	98%
Total oil and natural gas liquids (Bbls/d)	11,131	98%	9,560	98%
Natural Gas (mcf/d)	1,453	2%	1,165	2%
Total oil equivalent (6:1 BOE/d)	11,373	100%	9,754	100%

Harvest exited September 30, 2003 with a higher daily production rate of approximately 11,600 BOE/d, which reflects the impact of the ongoing development and optimization activities during the quarter. Harvest anticipates further production growth in the balance of 2003 due to the oil and natural gas property acquisition in Southeastern Saskatchewan and the continuing development and optimization program.

Revenue

Revenues, before royalties, totaled $28.5 million and $79.4 million, which was the result of average realized prices of $27.22 and $29.66 per barrel for oil and natural gas liquids and $4.94 and $6.28 per mcf for natural gas during the three and nine month periods ended September 30, 2003 respectively. The overall impact of Harvest's hedging program is an approximate decrease of $3.37 and $5.94 per BOE of production, for the three and nine month periods ended respectively. Harvest plans to continue with its current hedging strategy, and has approximately 10,000 Bbls/d of production hedged for the balance of 2003 at an approximate average price of $30.00 Cdn per barrel.

Operating Netbacks

The following is a summary of Harvest's operating netbacks for the periods ended September 30, 2003:

	($/BOE)	
	Three Month Period Ended September 30, 2003	Nine Month Period Ended September 30, 2003
Market Price	27.27	29.82
Hedging Loss	3.37	5.94
Realized Price	23.90	23.88
Royalties Net	3.66	3.77
Operating Costs	9.23	8.66
Netback	11.01	11.45

Royalty Expense

Harvest paid net royalties of $3.8 million and $10 million in the three and nine month periods ended or approximately $3.66/BOE and $3.77/BOE, respectively. The net royalty amount for the three month period ended is comprised of $2.6 million in freehold royalties and freehold mineral tax, $1.1 million in crown royalties, $0.2 million in gross overriding royalties and $0.1 million in royalty income received. The net royalty amount for the nine month period ended is comprised of $6.7 million in freehold royalties and freehold mineral tax, $3.2 million in crown royalties, $0.4 million in gross overriding royalties and $0.3 million in royalty income received.

Operating Expenses

Harvest's operating expenses were $9.7 million and $23 million for the three and nine month periods ended or approximately $9.23 and $8.66 per BOE, respectively. Substantially all of the entity's properties are operated by Harvest. The significant portions of Harvest's operating costs are electricity (60%) and maintenance (15%). For the remainder of 2003, Harvest has approximately 48% of its current electricity usage hedged at an average price of $45.10 per MWh.

General and Administration Expenses

General and administrative expenses totaled $0.6 million or $0.54 per BOE for the three month period ended, and $2.1 million or $0.78 per BOE for the nine month period ended. During the three and nine month periods ended, $0.2 million and $0.7 million, respectively, of general and administrative costs were capitalized with respect to field enhancement and acquisition activities. Third quarter general and administrative expenditures have been reduced by recoveries related to the capital expenditure program during the third quarter.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.2 million and $3.4 million in the three and nine month periods ended, respectively. The amortization of deferred financing charges associated with fees to secure bank lending facilities amounted to $0.8 million and $1.6 million for the three and nine month periods ended, respectively.

Depletion, Depreciation and Amortization and Future Site Reclamation Expenses

Harvest's depletion, depreciation, and amortization and site restoration provision totaled $9.3 million and $22.8 million and for the three and nine month periods ended, respectively. This balance is comprised of oil and natural gas properties depletion and depreciation of $8 million and $20.1 million, approximately $28,000 and $78,000 for depreciation of office furniture and equipment, and $1.3 million and $2.7 million for future abandonment and site restoration costs, respectively. The depletion rate for oil and natural gas properties was approximately $7.68 and $7.58 per BOE for the three and nine month periods ended respectively, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred and capitalization of general and administrative expenses. The $1.21 and $1.00 per BOE rate for the three and nine month periods ended, respectively, used to provide for future site reclamation costs is founded on an ultimate net future expenditure of approximately $18.8 million. The depreciation of office furniture and equipment and leasehold improvement costs has been calculated on a straight-line basis of 20% to 50%.

Income Taxes

Income taxes for the three and nine month periods ended are comprised of approximately $86,000 and $138,000 in large corporation tax and a $3.6 million and $3.3 million future income tax recovery, respectively. Other than large corporations tax, neither the Trust nor its operating subsidiary are expected to pay cash taxes in 2003.

Cash Flow and Income

For the three and nine month periods ended September 30, 2003, consolidated cash flow from operations was $16.8 million and $32.8 million, and net income was $5.8 million and $10.7 million, respectively.

Cash flow from operations per trust unit is calculated and disclosed by the Trust, as it is a widely accepted measure of financial performance used by analysts and investors to compare oil and natural gas royalty trusts and producing companies. Analysts and investors use cash flow from operations per trust unit as a basis for measuring unit valuation and as a measure of liquidity. In order to determine whether a trust's units are trading at an appropriate price, analysts and investors often multiply cash flow from operations per trust unit by an appropriate benchmarking multiple. In addition, analysts and investors consider higher distributions per unit as a positive measure of liquidity. Analysts and investors are able to use a trust's cash flow from operations per trust unit and the trust's payout policy to evaluate whether the trust will have the ability to maintain a certain level of distributions per unit for future periods and assess a trust's ability to fund growth opportunities utilizing internally derived cash flow.

Cash flow from operations per trust unit is not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measurements. Harvest's measure of cash flow from operations is not necessarily comparable to a similarly titled measure of another company or trust.

The corresponding per Trust Unit and per BOE figures are as follows.

	Three Month Period Ended September 30, 2003			Nine Month Period Ended September 30, 2003		
	Per Trust Unit			Per Trust Unit		
	Basic	Diluted	Per BOE	Basic	Diluted	Per BOE
Cash flow from operations	$1.35	$1.31	$16.02	$2.88	$2.79	$12.32
Net Income	$0.46	$0.45	$5.50	$0.94	$0.91	$4.01

The cash flow from operations amounts are higher than anticipated due to the extinguishment of U.S. denominated debt and the realization of the foreign exchange gain on this instrument.

Capital Expenditures

Capital expenditures totaled $10.1 million and $48.5 million in the three and nine month periods ended, respectively, including non-cash charges. The expenditures during these periods primarily consist of the acquisition of oil and natural gas producing properties in Eastern Alberta, that complement Harvest's current operations and production.

Subsequent to the end of the quarter, on October 16, 2003 Harvest closed the purchase of oil and natural gas producing properties in Southeastern Saskatchewan through its wholly owned subsidiary, Harvest Operations Corp. This asset purchase is anticipated to add approximately 5,200 BOE/d in production, for an approximate consideration of $80.0 million.

Capitalization and Financial Resources

Royalty trusts all employ basically the same fundamental approach to funding. As with other trusts, the primary sources of funding employed by the Trust to finance its growth are cash flow, the Trust's DRIP Plan, issuances of Trust Units and Equity Bridge Notes, and debt, primarily bank debt and short-term bridge debt. To date, cash flow

alone has enabled the Trust to pay out stable monthly distributions of $0.20 per Trust Unit to Unitholders since the time the Trust became a public entity in December 2002, as well as helping to support an active capital expenditures program, provide funds for working capital and meet debt-servicing requirements.

Currently, the Trust has utilized less than 75% of the $89 million Current Bank Facility. Monthly distributions paid to Unitholders represent less than 70% of monthly cash flow generated from operations before inclusion of cash from or for non-cash operating working capital items. Of the distributions paid to Unitholders, approximately 1/3 is re-invested back into the Trust through the DRIP Plan. This combination of available debt financing, cash flow and reinvested distributions means that the Trust has the financial ability to meet its obligations and carry out its business plan in the short-term without the need for an increase in debt facilities.

As at September 30, 2003, the demand loan payable was approximately $2.8 million, compared to a balance of $45.3 million of demand loan payable as at December 31, 2002. The demand loan denominated in U.S. dollars was extinguished on September 30, 2003, with the funds received from the debt and equity bridge note facilities. The debt and equity bridge note facilities outstanding as at September 30, 2003 were $25 million and $33.5 million, respectively.

The working capital balance as at September 30, 2003 was $18.1 million, excluding the demand loan and bridge note payable. This is in comparison to working capital of $10.7 million as at December 31, 2002. The difference of $7.4 million is primarily due to an increase in cash and short-term investments, resulting from the timing of the receipt of the debt and equity bridge note facilities in the latter part of the third quarter. These funds were subsequently used as a portion of the financing of the acquisition of the Southeastern Saskatchewan properties.

On October 1, 2003 the Trust met its quarterly obligations to pay interest under the Equity Bridge Notes and Bridge Note payable. In addition, the Trust also repaid $11 million of the Bridge Note principal. The quarterly interest principal repayments were financed with funds realized from working capital.

On October 3, 2003 the Trust used a $15 million Interim Bank Facility of which $2.9 million was used to repay accrued interest and principal on a demand loan. The Interim Bank Facility was used to satisfy payable obligations until October 16, 2003 when it was paid out and replaced with the $89 million revolving Current Bank Facility.

On October 16, 2003 the Trust closed the $80 million purchase of the Carlyle Properties located in Southeast Saskatchewan. The Trust also repaid the remaining $4.5 million plus $57,534 in accrued interest owing under the Bridge Note payable and repaid $8.5 million of Equity Bridge Notes principal. These payments were financed with funds from the issue of Trust Units providing $51.8 million in gross proceeds and the $89 million Current Bank Facility.

Capitalization and Liquidity Outlook

In excess of $20 million of borrowing capacity currently remains available under the Current Bank Facility. The facility will be used to meet working capital requirements and to finance additional capital expenditures or oil and natural gas property acquisitions. Starting on January 31, 2004 the total borrowings available under the Current Bank Facility are scheduled to decrease by $4.5 million per month (i.e. on January 31, 2004 the maximum borrowing permitted under the facility will decrease to $84.5 million and $80 million on February 29, 2004, etc.). Given the current utilization and anticipated borrowings, the $4.5 million dollar reducing amount is unlikely to limit the Trust's ability to carry out its business plan. The Current Bank Facility is subject to an annual review on or before May 1, 2004 at which time the Trust's borrowing base will be reviewed with updated oil and natural gas property reserve data. In the interim period prior to May 1, 2004, should the Trust require additional bank debt to assist in the financing of a significant acquisition, the Trust has the right to request a review under the agreement governing the Current Bank Facility.

If necessary, the Trust will consider issuing additional equity to finance oil and natural gas property acquisitions. In addition, the Trust has the right to satisfy the payment of interest and repayment of principal in respect of the Equity Bridge Notes with cash or the issue of Trust Units (calculated with reference to the volume adjusted weighted average trading price for the 10 day period preceding the payment). Current expectations are that the quarterly

interest amounts will be satisfied with cash payments. The principal is due on January 3, 2005. At this time no decision has been made on whether cash or trust units will be used to satisfy this obligation.

The Trust anticipates that the monthly cash flow generated by operations will continue to exceed the amount required to fund the forecast monthly $0.20 per Trust Unit distributions to Unitholders. As such, the excess funds will be applied to reduce borrowings under the Current Bank Facility. Similarly, any reinvestment of distributions paid to unitholders through DRIP activity will also be applied against borrowings under the Current Bank Facility.

Distributions

During the first half of 2003, Harvest paid distributions of $0.20 per month. Of the distributions declared and paid in the first nine months of 2003, approximately 39% were reinvested by unitholders through Harvest's distribution reinvestment plan. This resulted in a net cash distributions paid during the first nine months of $12.4 million. The Trust anticipates the 2003 distributions will likely be 40% taxable, and a 60% return of capital to unitholders. Additional oil and natural gas property acquisitions may change the taxability of the distributions.

For the period from July 10 (date of formation) to December 31, 2002

Production and Sales Volumes

The Trust's production consists of medium oil, heavy oil, natural gas liquids, and natural gas from properties located in Eastern Alberta. Sales of oil and natural gas averaged 4,307 BOE/d in 2002. The table below lists the components of sales volumes averaged over the 175 day period that the Trust operated in 2002.

2002 Sales Volumes		(%)
Medium oil	2,718 Bbls/d	63
Heavy oil	1,463 Bbls/d	34
Total oil	4,181 Bbls/d	97
Natural gas liquids	22 Bbls/d	1
Total oil and liquids	4,203 Bbls/d	98
Natural gas	624 Mcf/d	2
Total oil equivalent	4,307 BOE/d	100

Approximately 2,785 BOE/d was contributed by the properties acquired on July 10, 2002 (Thompson Lake area), and 1,522 BOE/d contributed by the properties purchased on November 15, 2002 (Hayter/Provost area). Over the final 46 days of 2002 the Hayter/Provost oil and natural gas properties averaged production of 5,791 BOE/d. The Trust's 2002 exit production totalled 8,610 BOE/d consisting of 5,795 Bbls/d of heavy oil, 2,600 Bbls/d of medium oil, 19 Bbls/d of natural gas liquids and 1,177 Mcf/d of natural gas.

Commodity Prices

The Trust recorded an average selling price of $30.13/BOE in the 2002 fiscal period. The corresponding price after reflecting the impact of $1.0 million in oil hedging losses is $28.79/BOE. The following table indicates the average field price received by the Trust for each of its products in 2002.

2002 Average Field Selling Prices	
Heavy oil	$22.63/Bbl
Medium oil	$34.21/Bbl
Total oil	$30.16/Bbl
Natural gas liquids	$37.64/Bbl
Total oil and liquids	$30.20/Bbl
Natural gas	$4.54/Mcf
Oil equivalent	$30.14/BOE

The majority of the Trust's heavy oil production was purchased on November 15, 2002 in the Hayter/Provost acquisition. Along with the acquisition, the Trust entered into a contract to sell the heavy oil from the date of the property purchase until December 31, 2003. The contract volume of 6,000 Bbls/d is comprised of approximately 5,000 Bbls/d of heavy oil production blended with 1,000 Bbls/d of condensate. The price received is based on a WTI collar less a fixed differential of U.S.$8.233/Bbl. The upper limit on the collar is U.S.$25.477/Bbl and the lower value is U.S.$22.633/Bbl. Essentially, this contract limits the impact of changes in oil prices and heavy oil differential on the Trust's business plan.

The Trust has entered into physical hedges with respect to a portion of its medium oil production. During the period of September 2002 to December 31, 2002, the Trust received a price of $39.31/Bbl on 1,200 Bbls/d and also sold 500 Bbls/d under a collar of $36.50/Bbl and $41.67/Bbl. The Trust has also entered into a number of financial hedges for 2003, 2004 and 2005. The hedges are disclosed in detail in the Financial Instrument Note in the audited consolidated financial statements of the Trust for the period from July 10, 2002 to December 31, 2002.

The Board of Directors of the Corporation reviews and approves a risk management policy that provides management with guidance in terms of hedging arrangements. The Board of Directors also reviews and approves the hedges negotiated by management. Consistent with its risk management policy, the Trust entered into the hedges with a diverse portfolio of financially sound parties to reduce the risk associated with the counterparties' abilities to fulfill contractual obligations.

The Trust enters into hedging arrangements to help assure that the prices received for production from proved producing reserves will offer a sufficient level of cash flow for its monthly distributions and to fund capital development and acquisitions programs to Unitholders as part of the "Going Concern" business plan. Overall, during 2003, the Trust ensured that the prices received for 7,600 Bbls/d of production would render sufficient cash flow to pay distributions of $0.20 per month in 2003 and to assist in funding the capital program.

Revenue

Revenues, before royalties, totalled $21.8 million in 2002 through the composition of sales indicated below.

Product	($000)	(%)
Heavy oil	5,791	27
Medium oil	16,277	75
Natural gas liquids	144	1
Natural gas	496	2
Production revenue	22,708	105
Hedging	(1,009)	(5)
Total	21,699	100

Royalty Expense

The Trust paid royalties of $2.9 million in 2002 or approximately $3.80/BOE. The table below provides details of the royalty expense.

Product	Royalty Expense ($000) Crown	Non-crown	Total	% of Production Revenue
Heavy oil	358	841	1,199	21
Medium oil	746	807	1,553	10
Natural gas liquids	19	1	20	14
Natural gas	77	15	92	19
Overall Total	1,200	1,664	2,864	13

The royalties associated with the 2002 production were not eligible for the ARTC as the production was purchased from corporations that had received the maximum ARTC. However, any crown royalties resulting from production of the wells drilled by the Trust will be eligible for ARTC.

Operating Expenses

The Trust's operating expenses were $6.4 million in 2002 or $8.49/BOE. The Trust operates all of its major properties. Operatorship is considered important to the Trust in order to ensure that its best practices are applied to operating activities to minimize costs and maximize production and the recovery of reserves.

Electrical power (49%), maintenance (17%) and labour costs (8%) represent the majority of the Trust's operating costs. Historical net field electrical power usage for the properties has been approximately 18 MW. Including the impact of the Killarney property acquisition in April 2003, the 2003 electrical power usage will increase to approximately 24 MW. During 2002, the Trust entered into contracts to purchase 5 MW of electrical power at a price of $46.30 per MWh for 2003. Early in 2003, the Trust also entered into a contract to fix an additional 5 MW of power at a price of $46.00 per MWh for 2004. The Trust also agreed to purchase 9.75 MW of power at a price of $44.50 per MWh for the period from April 1, 2003 to March 31, 2006.

Given the maturity of the Trust's oil and natural gas properties and management's plan to optimize the rate of production decline and increase recovery of the hydrocarbons in place, maintenance expense will continue to represent a significant portion of operating costs. However, the Trust believes that with the appropriate level of day-to-day attention and planning, the costs can be controlled.

The Trust's 26 field employees operate the wells. Field employees receive remuneration comparable to industry standards and are further motivated with bonuses based upon corporate and personal performance. Management believes that employing dedicated field personnel, rather than engaging third party contractors, is a key factor in successfully carrying out the Trust's business plan.

Netback

The Trust's operating margin in 2002 was $12.6 million or $16.66/BOE. The table below provides a summary of the Trust's netback.

	$000	$/BOE	% of Revenue
Production revenue	22,708	30.13	104
Hedging losses	(1,009)	(1.34)	(5)
Royalty income	120	0.16	1
Royalties	(2,864)	(3.80)	(13)
Operating expenses	(6,396)	(8.49)	(29)
Netback	12,559	16.66	58

General and Administration Expenses

General and administrative expenses totalled $0.8 million or $1.00/BOE in 2002. Of this amount, $0.6 million or $0.77/BOE was charged against income. Consistent with The Trust's "Going Concern" strategy, and unlike other conventional energy trusts, a portion of the Trust's general and administrative expenditures is in respect to oil and natural gas development activity. As such $0.2 million or $0.23/BOE of general and administrative costs were capitalized.

Interest Expense and Amortization of Deferred Financing Charges

Interest charges were $2.0 million, while amortized deferred financing charges associated with fees to secure bank lending facilities amounted to $0.6 million. During 2002, the Trust incurred $0.8 million of interest charges for bank debt used to partially finance oil and natural gas property acquisitions and to provide working capital. The Trust also paid $1.2 million of interest for bridge financing and a debenture to assist with the start-up of the Trust. The bridge financing and debenture were both repaid on December 5, 2002 upon completion of the Trust's initial public offering.

On December 31, 2002, bank debt was $45.7 million and unamortized deferred financing costs were $2.2 million. The deferred financing charges will be amortized on a straight-line basis over the life of the bank credit facility.

Depletion, Depreciation, and Future Site Reclamation Expenses

The Trust's 2002 depletion, depreciation, and amortization ("DD&A") and site restoration provision totalled $5.7 million. This number includes DD&A for oil and natural gas properties of $5.1 million, $32,000 for depreciation of office furniture and equipment, and $0.5 million for future abandonment and site restoration costs. The DD&A rate for oil and natural gas properties was $6.77/BOE and is based on the purchase costs of the oil and natural gas properties. The $0.72/BOE rate used to provide for future site reclamation costs is founded on an ultimate future expenditure of $9.2 million estimated by management and an independent third party. The depreciation of office furniture and equipment has been calculated on a straight-line basis of 20% to 33%.

Income Taxes

Income taxes for 2002 were comprised of $47,000 for large corporation tax and $1.3 million of future income tax recovery, as a result of the consolidation of the Trust and the Corporation.

At the end of 2002, the Corporation had tax pools of $32 million available to reduce future income. The tax pools are made up of $6.3 million in COGPE, $0.2 million in Canadian Development Expenses, $0.3 million of Canadian Exploration Expenses, $21.7 million in unclaimed tangible costs, $2.2 million in deferred financing costs and $1.3 million in non-capital loss carry forward. Similarly, the Trust has tax pools totalling $63 million, consisting of $48.3 million in COGPE, $2.7 million in Trust Unit issue costs, and $12.0 million in tax losses.

Cash Flow and Earnings

The 2002 fiscal year cash flow from operations and net income were $9.5 million ($12.61/BOE) and $5.1 million ($6.81/BOE), respectively. The corresponding per Trust Unit figures are $6.83 (diluted – $6.43) and $3.69 (diluted $3.46). The per unit figures are significantly higher than will be recorded in 2003 as nearly all of the Trust's 2002 Trust Units were outstanding for only 26 days.

Capital Expenditures

Capital expenditures totalled $76.9 million in the 2002 fiscal year. The oil and natural gas property acquisitions of $76.2 million represent the majority of the costs incurred. The details in respect of the property acquisitions are outlined in the following table.

Acquisitions

Area	Closing Date	Purchased Production (BOE/d)	Closing Price ($000)	Cost per BOE Established Reserves ($/BOE)	Cost per BOE Production at Closing ($/BOE/d)
Thompson Lake	July, October, 2002	2,754	27,185	5.85	9,871
Hayter	November 15, 2002	5,752	48,968	6.57	8,513
Total Property Acquisitions		8,506	76,153	6.30	8,953

MARKET FOR SECURITIES

The Trust Units are listed and traded on the TSX. The trading symbol for the Trust Units is HTE.

RISK FACTORS

The following are certain factors relating to the business of the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.

Public and Insider Ownership

As at September 30, 2003, the directors and officers of the Corporation and their associates and affiliates, as a group, held, directly or indirectly, or exercised control or direction over, approximately 6,494,480 Trust Units or approximately 38.6% of the outstanding Trust Units.

As part of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of the Management Group Debentures executed an undertaking in favour of the Underwriters not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004.

Dilution

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. In addition, the Trust may issue additional Trust Units from time to time pursuant to the Unit Incentive Plan and the DRIP Plan. The possible issuance of these Trust Units could result in dilution to holders of Trust Units. See "Trust Indenture – Issuance of Trust Units", "Trust Unit Incentive Plan" and "DRIP Plan".

Purchase of the NPI, the Properties and the Direct Royalties

The price paid for the purchase of the NPI, the Provost Properties and the Direct Royalties or to be paid for the purchase of the Carlyle Properties was based on engineering and economic assessments made by independent engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of crude oil, natural gas and natural gas liquids, future prices of oil, natural gas and natural gas liquids and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the Corporation and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas and natural gas liquids from those anticipated at the time of making such assessments will affect the return on the value of the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than those currently attributed to the Provost Properties and the Carlyle Properties.

Dispute Relating to Acquisition of Properties

The Corporation and Anadarko Canada Corporation (the "Vendor") are engaged in a dispute as to whether an adjustment to the purchase price paid for oil and natural gas properties acquired by the Corporation from the Vendor on November 15, 2002 should be made in favour of the Vendor. This dispute relates to whether or not the value of a hedging contract held by the Vendor impacts the net proceeds from the properties acquired from the effective date of the acquisition of June 1, 2002 to the closing date of November 15, 2002. Following various post closing adjustments, the Vendor is claiming that a net $3.3 million ($5.8 million disputed amount, less $2.5 million of holdbacks from the Vendor) is still owing by the Corporation. Management of the Corporation believes that such amount is not owing to the Vendor. This dispute will be resolved through an arbitration process. Should the Corporation be unsuccessful in defending on this amount, it will increase the amount of debt outstanding under its bank facility. This would increase the Corporation's debt service obligations which would have a negative impact on Cash Available for Distribution. Should the Corporation be successful in defending on this amount, it will reduce the amount of debt outstanding under its bank facility.

Changes in Legislation

There can be no assurance that income and capital tax laws and government incentive programs relating to the oil and natural gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education savings plans ("RESPs") (collectively, "Exempt Plans"). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units or any gains realized on a disposition of the Trust Units while they are not qualified investments. See "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

Operational Matters

The operation of oil and natural gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation and possible liability to third parties. The Corporation will employ prudent risk management practices and maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce income from the NPI.

Continuing production from a property and to some extent, the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although the Corporation operates the Provost Properties and believes it will become the operator of the Carlyle Properties, there is no guarantee that it will remain operator of the Provost Properties or that the Corporation will operate the Carlyle Properties or any other Properties it may acquire.

A significant portion of the operating expenses of the Provost Properties, and to a lesser degree, the Carlyle Properties, is attributable to electrical power costs. Since deregulation of the electrical power system in Alberta in recent years, the unit cost of electrical power has been set by a market driven mechanism based upon supply and

demand. As a result, the prices for electrical power have become volatile. This volatility in electrical power pricing can impact the Corporation's operating expenses, and in turn, the Cash Available For Distribution. The Corporation has implemented an electrical power hedging program to mitigate its exposure to electrical power cost volatility. In respect of the Carlyle Properties, the Saskatchewan power system is regulated and as such, electrical power costs are not subject to significant volatility. However, there can be no certainty that the Saskatchewan power system will not deregulate in the future.

Although satisfactory title reviews will generally be conducted on the Properties in accordance with industry standards, such reviews do not guarantee or certify that a defect in title may not arise to defeat the claim of the Corporation to certain Properties. A reduction of income from the NPI or income from Direct Royalties could result in such circumstances.

Reserve Estimates

The reserve and recovery information contained in the McDaniel Report – Provost Properties and the McDaniel Report – Carlyle Properties is only an estimate and the actual production and ultimate reserves from the Provost Properties and the Carlyle Properties may differ from the estimates prepared by McDaniel.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or the issuance of clean up orders in respect of the Corporation or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Corporation. See "Industry Conditions – Environmental Regulation". Although the Operating Subsidiaries have established reclamation funds for the purpose of funding estimated future environmental and reclamation obligations, there can be no assurance that the Operating Subsidiaries will be able to satisfy its actual environmental and reclamation obligations. See "Description of the Trust – The NPI and Direct Royalties – Reclamation Fund".

In December 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 levels during the period between 2008 and 2012. The Protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the Protocol. If the Protocol is ratified and becomes legally binding, it is expected to affect the operation of all industries in Canada, including the oil and natural gas industry. As details of the implementation of this Protocol have yet to be announced, it is difficult to determine what, if any, the impact the Protocol may have on the Corporation's ongoing environmental liabilities, on prices for oil and natural gas or on other general economic factors, which may affect the Trust's Cash Available For Distribution.

Debt Service

As at the date hereof, the Trust had indebtedness of approximately $64 million under the Current Bank Facility. In addition, the New Lender has issued letters of credit to third parties of approximately $3.3 million on behalf of the Corporation to secure services on the Properties. See "Information Respecting the Corporation – Borrowing by the Corporation". In addition, as of the date hereof, approximately $25 million is outstanding under the Equity Bridge Notes. See "Description of the Trust – Borrowing by the Trust.

The Current Lender was provided with security over all of the assets of the Operating Subsidiaries. See "Information Respecting the Corporation – Borrowing by the Corporation". If the Corporation, WEI and the Trust experience an unremedied borrowing base shortfall or default, commit an event of default or the Current Lender demands repayment, the Current Lender may foreclose on or sell the Properties free from, or together with, the NPI.

Dividends and other distributions by the Corporation are prohibited in certain circumstances upon a borrowing base shortfall or default, or upon an event of default or demand for repayment under the Current Bank Facility. The NPI, any indebtedness of the Corporation to the Trust, and amounts payable to the Trustee under the Trust Indenture are subordinate to the Current Bank Facility pursuant to a subordination agreement between the Current Lender, the

Trustee, and the Corporation dated October 16, 2002. This Subordination Agreement may restrict the ability of the Corporation to pay the NPI to the Trust or pay interest or principal on any indebtedness to the Trust, and therefore may limit or eliminate the Cash Available For Distribution.

The Corporation must meet certain ongoing hedging and financial covenants under the Current Bank Facility. The covenants are customary restrictions on the Corporation's operations and activities, including restrictions on the incurring of indebtedness, the granting of security, the issuance of incremental debt, and the sale of its assets.

Debt Repayment

The Corporation and the Trust are permitted to borrow funds to finance the purchase of Properties, capital expenditures, or other financial obligations in respect of the Properties or for working capital purposes. Borrowings of the Corporation to fund the purchase of Canadian resource properties may be repaid with funds received from the Trust. Debt service costs of the Operating Subsidiaries are deducted in computing income from the NPI and debt service costs of the Trust are deducted in computing Cash Available For Distribution. Variations in interest rates could result in significant changes in the amount required to be applied to debt service before payment of the NPI and Cash Available For Distribution. To the extent that borrowings under the New Interim Bank Facility are made in U.S. dollars, the interest payable thereunder is also payable in U.S. dollars. Variations in the Canadian/U.S. dollar exchange could result in a significant increase in the amount of the interest paid under the New Interim Bank Facility, thereby reducing the Cash Available For Distribution. See "Information Respecting the Corporation – Borrowing by the Corporation".

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to the Corporation, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Properties or the establishment by the operator of reserves for such expenses.

Variability of Cash Distributions

The Operating Subsidiaries retain a portion of the cash flows from the Properties in their Reserve Fund to facilitate future acquisitions and development of the Properties. The Corporation believes this will assist in maintaining distributions for a longer period than would otherwise be the case if all cash flows from the Properties were paid to the Trust pursuant to the NPI and subsequently distributed to the Unitholders. Future cash flows generated by such additional Properties may not be similar to those of the Provost Properties and may not generate sufficient cash flows to allow the Operating Subsidiaries to generate sufficient income from the NPI to allow the Trust to maintain consistent distributions from the Trust over a long period of time.

Reliance on Management of the Corporation

Unitholders will be dependent on the management of the Corporation in respect of the administration and management of all matters relating to the Properties, the NPI, the Direct Royalties, the Trust, and the Trust Units. Investors who are not willing to rely on the management of the Corporation should not invest in the Trust Units.

Depletion of Reserves (Sustainability)

The Trust has certain unique attributes which differentiate it from other oil and natural gas industry participants. Cash Available For Distribution in respect of Properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Trust and the Corporation will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent additional capital investment in Properties through the use of the Capital Fund or otherwise, initial production levels and reserves attributable to the Properties will decline.

The Corporation's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Corporation's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are exploited.

Trust Units will have no value when reserves from the Properties can no longer be economically marketed and, as a result, subscribers for Trust Units will need to obtain a return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than the Corporation.

There can be no assurance that the Corporation will be successful in developing or acquiring additional reserves on terms that meet the Corporation's investment objectives.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Trust Units, becomes limited or unavailable, the Trust's and the Corporation's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent the Trust or the Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the level of Cash Available For Distribution will be reduced.

Limited Operational History

The Corporation and the Trust were only recently organized and have a limited history of operations and the Trust has made only limited distributions.

Impact of Future Capital Expenditures

The Reserve Value of the Properties as estimated by McDaniel is based in part on cash flows to be generated in future years as a result of future capital expenditures. The Reserve Value of the Properties as estimated by McDaniel will be reduced to the extent that such capital expenditures on the Properties do not achieve the level of success assumed by McDaniel.

Volatility of Commodity Prices

The Trust's results of operations and financial condition, and therefore the NPI and the Direct Royalties, will be dependent on the prices received for petroleum, natural gas and natural gas liquids production. Prices for petroleum, natural gas and natural gas liquids have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Corporation or the Trust. Oil prices received from production in Canada also reflect changes in the Canadian/U.S. currency exchange rate. Any decline in Petroleum oil and natural gas prices or increases in differentials could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. The Corporation may manage the risk associated with changes in commodity prices and foreign exchange rates by entering, or causing the Trust to enter, from time to time, into crude oil and natural gas price hedges and foreign exchange contracts. To the extent that the Corporation or the Trust engages in risk management activities related to

commodity prices and foreign exchange rates, it will be subject to counterparty risk. In addition, commodity hedge contracts may require, from time to time, margin payments to be made which could impact negatively on the Trust's ability to make distributions to Unitholders. The Corporation must also meet certain ongoing hedging covenants under the New Interim Bank Facility and the New Bank Facility. To the extent that commodity prices increase significantly, Cash Available for Distribution could be negatively affected. See "Information Respecting the Corporation – Commodity Hedging."

Crude Oil Differentials

The Corporation's crude oil production from the Provost Properties and the Carlyle Properties will be approximately 62.5% light and medium oil, 36.5% heavy oil and 1.2% natural gas and natural gas liquids. Processing medium oil and heavy oil is more expensive than processing conventional light oil, and such processing yields less valuable products compared to refining light oil; accordingly, producers of heavy oil or medium oil receive lower wellhead prices. The differential between light oil and heavy oil or medium oil has fluctuated widely during recent years and when considered with the fluctuating prices of light oil, substantially increases the volatility of prices for heavy oil and medium oil. Any increase in the differentials could result in lower prices being received for petroleum, natural gas and natural gas liquids and could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. Volatility in the differential is a result of an availability of supply, seasonal demand, pipeline constraints and conversion capacity of refineries, which are beyond the control of the Trust or the Corporation.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation and the Trust will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Corporation and the Trust. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Potential Conflicts of Interest

Circumstances may arise where members of the Board of Directors or officers of the Corporation are directors or officers of corporations which are in competition to the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust. See "Conflicts of Interest".

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders. The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Corporation. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be Permitted Investments, the NPI, the Direct Royalties and related contractual rights. The market price per Trust Unit will be a function of anticipated Cash Available For Distribution, the value of the Properties acquired by the Corporation and the Corporation's ability to effect long-term growth in the value of the Trust. The issue price of each Trust Unit is greater than the per Trust Unit Reserve Value of the Provost Properties. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any that liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture also provides that all contracts signed by or on behalf of the Trust, whether by the Corporation, the Trustee, or otherwise, must (except as the Trustee or the Corporation may otherwise expressly agree with respect to their own personal liability) contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely by the Harvest Board in view of the fact that all business operations are carried on by the Corporation.

The activities of the Trust and the Corporation, its wholly-owned subsidiary, are conducted and are intended to be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Corporation and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Net Asset Value

The net asset value of the Trust will vary dependent upon a number of factors beyond the control of management, including oil and natural gas prices. The trading prices of the Trust Units is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than or less than the net asset value of the Trust.

Change in the Trust's Status Under Tax Laws

Harvest presently qualifies as a mutual fund trust for purposes of the Tax Act and it is intended that the Trust continue to qualify as a mutual fund trust for such purposes; however, should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise. The material consequences of losing mutual fund trust status are as follows: (i) Trust Units would not constitute qualified investments for Exempt Plans upon the Trust ceasing to be a mutual fund trust. Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable n income attributable to the Trust Units while they are not qualified investments. RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency; (ii) the Trust would be required to pay a tax under Part XII.2 of the Tax Act on certain types of income distributed to unitholders including income generated by oil and natural gas royalties held by the Trust. The payment of the Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, since the amount of cash available for distribution would be reduced by the amount of the tax; (iii) the

Trust would cease being eligible for the capital gains refund mechanism available under the Tax Act upon ceasing to be a mutual fund trust; (iv) Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property upon the Trust ceasing to be a mutual fund trust. Such Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units constituting taxable Canadian property; and (v) the Trust would be subject to alternative minimum tax under Part I of the Tax Act.

Structure of the Trust

From time to time, the Trust may take steps to organize its affairs in a manner which minimizes taxes and other expenses payable with respect to the operation of the Trust and the Operating Subsidiaries and which maximizes the amount of cash available for distributions to Unitholders. If the manner in which the Trust structures its affairs is successfully challenged by a taxation or other authority, the amount of cash available for distribution to Unitholders may be affected.

ADDITIONAL INFORMATION

Additional information including remuneration of directors and officers of the Corporation, principal holders of the Trust Units, is contained in the Information Circular - Proxy Statement of the Trust dated April 30, 2003 which relates to the Annual and Special Meeting of Unitholders held on June 12, 2003, and additional financial information is provided in the consolidated financial statements of the Trust for the year ended December 31, 2002.

The Trust shall provide to any person, upon request to the Secretary of the Corporation on behalf of the Trust:

when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

one copy of the consolidated financial statements of the Trust for the most recently completed fiscal year together with the accompanying report of the auditor and one copy of any subsequent interim financial statements;

one copy of the Information Circular - Proxy Statement of the Trust dated April 30, 2003; and

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Harvest Energy Trust
c/o Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Toll free in Canada: 1-866-666-1178
Fax: (403) 265-3940

INDEX TO FINANCIAL STATEMENTS

kpmg

Schedule of Revenue and Expenses for the

INITIAL PROPERTIES

Acquired from Devon Canada Corporation

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the properties (the "Initial Properties") referred to in the purchase and sale agreement dated May 28, 2002 between Harvest Operations Corp. and Devon Canada Corporation and Devon ARL Corporation for each of the years in the three year period ended December 31, 2001. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Initial Properties referred to in the purchase and sale agreement dated May 28, 2002 for each of the years in the three-year period ended December 31, 2001.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
September 18, 2002

INITIAL PROPERTIES

Schedule of Revenue and Expenses for the Initial Properties

	Six months ended June 30,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)		(audited)		
Revenue	$ 13,935,019	$ 16,772,213	$ 30,675,360	$ 46,395,299	$ 30,506,217
Royalties	(1,210,816)	(1,630,888)	(2,791,810)	(4,406,652)	(2,984,815)
	12,724,203	15,141,325	27,883,550	41,988,647	27,521,402
Operating costs	5,050,362	6,901,821	11,587,364	9,333,045	7,266,639
Operating income	$ 7,673,841	$ 8,239,504	$ 16,296,186	$ 32,655,602	$ 20,254,763

See accompanying notes to schedule of revenue and expenses for the Initial Properties.

INITIAL PROPERTIES

Notes to Schedule of Revenue and Expenses for the Initial Properties

Years ended December 31, 2001, 2000 and 1999
(Information for the six months ended June 30, 2002 and 2001 is unaudited)

---

1. Basis of presentation:

On May 28, 2002 Harvest Operations Corp. entered into a purchase and sale agreement to acquire the Thompson Lake properties (the "Initial Properties") from Devon Canada Corporation and Devon ARL Corporation (collectively "Devon Canada"). This acquisition closed on July 10, 2002.

The schedule of revenue and expenses for the Initial Properties includes the operations of the Initial Properties by Devon Canada.

The schedule of revenue and expenses for the Initial Properties includes only amounts applicable to the working interest of Devon Canada for the Initial Properties.

The schedule of revenue and expenses for the Initial Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Initial Properties as these amounts are based on the consolidated operations of Devon Canada of which the Initial Properties formed only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the Initial Properties.

Schedule of Revenue and Expenses for the

ADDITIONAL PROPERTIES

Acquired from Anadarko Canada Corporation

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the Additional Properties referred to in the purchase and sale agreement dated August 1, 2002 between Harvest Operations Corp. and Anadarko Canada Corporation for each of the years in the three-year period ended December 31, 2001. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Additional Properties referred to in the purchase and sale agreement dated August 1, 2002 for each of the years in the three-year period ended December 31, 2001.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
September 18, 2002

ADDITIONAL PROPERTIES

Schedule of Revenue and Expenses for the Additional Properties

	Nine months ended September 30,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)		(audited)		
Revenue	$ 55,459,785	$ 48,198,918	$ 57,615,104	$ 72,026,276	$ 42,693,456
Royalties	(7,323,940)	(7,860,337)	(11,340,031)	(14,465,051)	(7,268,179)
	48,135,845	40,338,581	46,275,073	57,561,225	35,425,277
Operating costs	12,665,536	10,404,008	12,832,174	8,799,976	7,452,752
Operating income	$ 35,470,309	$ 29,934,573	$ 33,442,899	$ 48,761,249	$ 27,972,525

See accompanying notes to schedule of revenue and expenses for the Additional Properties.

ADDITIONAL PROPERTIES

Notes to Schedule of Revenue and Expenses for the Additional Properties

Years ended December 31, 2001, 2000 and 1999
(Information for the nine months ended September 30, 2002 and 2001 is unaudited)

---

1. Basis of presentation:

On August 1, 2002, Harvest Operations Corp. entered into a purchase and sale agreement to acquire the Hayter and Provost properties (the "Additional Properties") from Anadarko Canada Corporation ("Anadarko"). This acquisition closed on November 15, 2002.

The schedule of revenue and expenses for the Additional Properties includes the operations of the Additional Properties by Anadarko.

The schedule of revenue and expenses for the Additional Properties includes only amounts applicable to the working interest of Anadarko for the Additional Properties.

The schedule of revenue and expenses for the Additional Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Additional Properties as these amounts are based on the consolidated operations of Anadarko of which the Additional Properties form only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same and variable operating overhead as established by Anadarko.



Schedule of Revenue and Expenses for the

CARLYLE PROPERTIES

Years ended December 31, 2002, 2001 and 2000



KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the properties (the "Carlyle Properties") referred to in the purchase and sale agreement dated October 1, 2003 between Harvest Operations Corp. and the vender for each of the years in the three year period ended December 31, 2002. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Carlyle Properties referred to in the purchase and sale agreement dated July 29, 2003 for each of the years in the three-year period ended December 31, 2002.

KPMG LLP

Chartered Accountants

Calgary, Canada
October 3, 2003



CARLYLE PROPERTIES

Schedule of Revenue and Expenses for the Carlyle Properties

	Nine months ended September 30,		Years ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)		(audited)		
Revenue	$ 59,838,735	$ 60,740,813	$ 85,270,787	$ 89,172,498	$ 119,482,399
Royalties	(12,646,317)	(13,595,661)	(18,163,421)	(19,099,841)	(27,813,069)
	47,192,418	47,145,152	67,107,366	70,072,657	91,669,330
Operating costs	18,057,001	19,334,790	24,688,372	22,610,861	25,202,098
Operating income	$ 29,135,417	$ 27,810,362	$ 42,418,994	$ 47,461,796	$ 66,467,232

See accompanying notes to schedule of revenue and expenses for the Carlyle Properties.

CARLYLE PROPERTIES

Notes to Schedule of Revenue and Expenses for the Carlyle Properties

Years ended December 31, 2002, 2001 and 2000
(Information for the six months ended June 30, 2003 and 2002 is unaudited)

1. Basis of presentation:

On October 1, 2003 Harvest Operations Corp. entered into a purchase and sale agreement to acquire the properties (the "Carlyle Properties") from an arm's length vender.

The schedule of revenue and expenses for the Carlyle Properties includes the operations of the Carlyle Properties by the previous owners. The schedule of revenue and expenses for the Carlyle Properties includes only amounts applicable to the working interest of the previous owners for the Carlyle Properties.

The schedule of revenue and expenses for the Carlyle Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Carlyle Properties as these amounts are based on the consolidated operations of the previous owners of which the Carlyle Properties formed only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the Carlyle Properties.



KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

COMPILATION REPORT

To the Trustee of Harvest Energy Trust and the Directors of Harvest Operations Corp.

We have read the accompanying unaudited pro forma consolidated balance sheet of Harvest Energy Trust (the "Trust") as at September 30, 2003 and the unaudited pro forma consolidated statements of income for the nine-month period ended September 30, 2003 and for the year ended December 31, 2002, and have performed the following procedures:

1. Compared the figures in the columns captioned "Harvest Energy Trust" to the unaudited consolidated financial statements of the Trust as at September 30, 2003 and the nine-month period ended September 30, 2003, and to the audited consolidated financial statements of the Trust for the period ended December 31, 2002, respectively and found them to be in agreement.
2. Compared the figures in the columns captioned "Initial and Additional Properties" to the unaudited schedules of revenues and expenses for periods from January 1, 2002 to the respective dates of the completion of the acquisitions and found them to be in agreement.
3. Compared the figures in the columns captioned "Carlyle Properties" to the unaudited schedule of revenue and expenses for the nine-month period ended September 30, 2003, and to the audited consolidated schedule of revenue and expenses for the year ended December 31, 2002, respectively and found them to be in agreement.
4. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:
   (a) The basis for the determination of the pro forma adjustments; and
   (b) Whether the pro forma consolidated financial statements comply in all material respects with the applicable regulatory requirements.

   The officers:

   (a) Described to us the basis for determination of the pro forma adjustments, and
   (b) Stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.



5. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other columns as at September 30, 2003 and for the nine-month period ended September 30, 2003 and the year ended December 31, 2002 and found the amounts in the column captioned to "Pro forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
November 21, 2003

HARVEST ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at September 30, 2003
(Unaudited)

	Harvest Energy Trust	Adjustments	Notes	Pro Forma Consolidated
Assets				
Current assets:				
Cash and short-term investments	$ 17,403,711	$ –		$ 17,403,711
Accounts receivable	14,496,072	–		14,496,072
Prepaid expenses	6,759,342	–		6,759,342
	38,659,125	–		38,659,125
Capital assets	99,943,318	81,100,000	2(a)	181,043,318
Deferred financing charges	1,173,593	–		1,173,593
Future income tax asset	4,593,313	–		4,593,313
	$ 144,369,349	$ 81,100,000		$ 225,469,349
Liabilities and Unitholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$ 17,850,114	$ –		$ 17,850,114
Cash distribution payable	2,504,578	–		2,504,578
Accrued interest payable	218,904	–		218,904
Demand loan	2,825,000	65,950,000	2(d)	68,775,000
Bridge note payable	25,000,000	(25,000,000)	2(d)	–
	48,398,596	40,950,000		89,348,596
Site restoration and reclamation provision	3,074,185	–		3,074,185
	51,472,781	40,950,000		92,422,781
Unitholders' equity:				
Unitholders' capital	66,094,529	48,650,000	2(b)	114,744,529
Equity Bridge Facility	33,500,000	(8,500,000)	2(c)	25,000,000
Accumulated income	15,598,172	–		15,598,172
Contributed surplus	41,728	–		41,728
Accumulated cash distributions	(22,337,861)	–		(22,337,861)
	92,896,568	40,150,000		133,046,568
	$ 144,369,349	$ 81,100,000		$ 225,469,349

See accompanying notes to pro forma consolidated financial statements.

HARVEST ENERGY TRUST

Pro Forma Consolidated Statement of Income

Nine month period ended September 30, 2003
(Unaudited)

	Harvest Energy Trust	Carlyle Properties	Adjustments	Notes	Pro Forma Consolidated
Revenue:					
Petroleum and natural gas sale	$ 79,407,339	$ 59,838,736	$ –	3(b)	$ 139,246,075
Hedging loss	(15,821,359)	–	–		(15,821,359)
Royalty income	342,999	–	–		342,999
Royalties	(10,387,959)	(12,646,317)	–	3(b)	(23,034,276)
	53,541,020	47,192,419	–		100,733,439
Expenses:					
Operating	23,061,371	18,057,001	–	3(b)	41,118,372
General and administrative	2,086,594	–	–		2,086,594
Interest and amortization of deferred financing charges	3,386,465	–	1,367,902	3(f)	4,754,367
Site restoration and reclamation	2,654,682	–	1,290,112	3(d)	3,944,834
Depletion, depreciation and amortization	20,181,186	–	4,216,399	3(c)	24,397,585
Foreign exchange gain	(5,313,053)	–	–		(5,313,053)
	46,057,245	18,057,001	6,874,413		70,988,699
Income (loss) before taxes	7,483,775	29,135,418	(6,874,413)		29,744,740
Taxes:					
Large corporation taxes	137,805	–	100,000	3(g)	237,805
Future tax expense	(3,321,313)	–	3,338,245	3(g)	16,932
	(3,183,508)	–	3,438,245		254,737
Net income (loss)	$ 10,667,283	$ 29,135,418	$ (10,312,658)		$ 29,490,003
Net income per trust unit:					
Basic	$ 0.94			3(h)	$ 1.75
Diluted	$ 0.91			3(h)	$ 1.56

See accompanying notes to pro forma consolidated financial statements.

HARVEST ENERGY TRUST

Pro Forma Consolidated Statement of Income

Year ended December 31, 2002
(Unaudited)

	Harvest Energy Trust	Initial and Additional Properties	Carlyle Properties	Adjustments	Notes	Pro Forma Consolidated
Revenue:						
Petroleum and natural gas sale	$ 21,699,861	$ 76,362,314	$ 85,270,787	$ –	3(a)(b)	$ 183,332,962
Royalties	(2,864,411)	(9,140,164)	(18,163,421)	–	3(a)(b)	(30,167,996)
Royalty income	119,982	–	–	–		119,982
	18,955,432	67,222,150	67,107,366	–		153,284,948
Expenses:						
Operating	6,396,294	20,241,079	24,688,372	–	3(b)(c)	51,325,745
General and administrative	576,780	–	–	4,796,947	3(e)	5,373,727
Interest and amortization of deferred financing charges	2,645,543	–	–	2,509,597	3(f)	5,155,140
Site restoration	544,178	–	–	3,413,465	3(d)	3,957,643
Depletion, depreciation and amortization	5,136,829	–	–	21,248,481	3(c)	26,385,310
Foreign exchange gain	(255,056)	–	–	–		(255,056)
	15,044,568	20,241,079	24,688,372	31,968,490		91,942,509
Income (loss) before taxes	3,910,864	46,981,071	42,418,994	(31,968,490)		61,342,439
Taxes:						
Large corporation taxes	46,771	–	–	200,000	3(g)	246,771
Future tax recovery	(1,272,000)	–	–	6,619,872	3(g)	5,347,872
	(1,225,229)	–	–	6,819,872		5,594,643
Net income (loss)	$ 5,136,093	$ 46,981,071	$ 42,418,994	$ (38,788,362)		$ 55,747,796
Net income per trust unit:						
Basic	$ 3.69				3(h)	$ 4.08
Diluted	$ 3.46				3(h)	$ 3.47

See accompanying notes to pro forma consolidated financial statements.

---

1. Basis of presentation:

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to a trust indenture and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp (the "Corporation"). The Trust acquires and holds net profits interests in oil and gas properties acquired and held by the Corporation.

The accompanying unaudited pro forma consolidated financial statements have been prepared by the management of the Corporation in accordance with accounting principles generally accepted in Canada. In the opinion of management, the pro forma consolidated financial statements include all material adjustments necessary for fair presentation in accordance with generally accepted accounting principles in Canada.

The pro forma financial statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

The Trust was formed on July 10, 2002 and the Corporation acquired certain direct royalties and properties from a major oil and gas producer for an aggregate purchase price of $26.1 million (the "Initial Properties"). On November 15, 2002, the Corporation completed the acquisition of certain direct royalties and properties from a senior oil and gas producer for an aggregate purchase price of $78.1 million (the "Additional Properties"). On October 1, 2003 the Trust and the Corporation entered into an agreement to acquire properties from a third party (the "Carlyle Properties"). The cost to the Corporation is estimated to be approximately $81.1 million including the closing adjustments and estimated transaction costs of approximately $2 million.

The unaudited pro-forma consolidated balance sheet as at September 30, 2003 has been based on the unaudited balance sheet of the Trust as at September 30, 2003. The unaudited pro forma consolidated statement of income for the nine-month period ended September 30, 2003 has been based on:

- The unaudited statement of income and accumulated income of the Trust for the nine-month period ended September 30, 2003; and
- the unaudited schedule of revenue and expenses for the Carlyle Properties for the six-month period ended June 30, 2003 plus the figures from the applicable accounting information for the three months ended September 30, 2003.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2002 has been based on:

- The audited statement of income and accumulated income of the Trust for the period from formation on July 10, 2002 to December 31, 2002;

1. **Basis of presentation (continued):**

- the unaudited schedule of revenue and expenses for the Initial Properties and the Additional Properties for the periods from January 1, 2002 to the date of completion of the respective acquisitions; and
- the audited schedule of revenue and expenses for the Carlyle Properties for the year ended December 31, 2002.

The pro forma financial statements should be read in conjunction with the financial statements and notes thereto included in this prospectus.

2. **Pro forma consolidated balance sheet assumptions and adjustments:**

The unaudited pro forma consolidated balance sheet gives effect to the following transactions and assumptions as if they had occurred on September 30, 2003:

(a) Acquisition of Carlyle Properties:

On October 1, 2003 the Trust and the Corporation entered into an agreement to acquire its interest in the Carlyle Properties for a purchase price of $81.1 million including closing adjustments and estimated transaction costs of approximately $2 million

(b) Issue of Trust Units:

On October 7, 2003, the Trust entered into an underwriting agreement for the issue of 4,312,500 trust units at an issue price of $12 per unit for gross proceeds of $51,750,000. The net proceeds were $48.65 million after deduction of the underwriters' commission at 6% and costs of $0.35 million.

(c) Equity Bridge Facility:

On July 28, 2003, the Trust entered into an equity bridge agreement with Caribou Capital Corp. (a private corporation controlled by a Director of Harvest Operations Corp.) and a Director of Harvest Operations Corp. (the "Equity Bridge Agreement") that provides up to $40 million to the Trust to assist with the acquisition of the Carlyle Properties. Under the terms of the Equity Bridge Agreement, interest is payable quarterly and calculated daily at a fixed rate of 10% per annum. The Trust has the option to settle the quarterly interest payments, and the principal amounts at any time, with cash or the issue of trust units. The number of trust units to be issued to settle the interest payments or principal amount is equivalent to the amount being settled divided by 90% of an ten-day weighted average trading price of the trust units.

2. Pro forma consolidated balance sheet assumptions and adjustments (continued):

(c) Equity Bridge Facility (continued):

At the time of the acquisition of the Carlyle Properties, $25 million was drawn on this facility.

As the Trust has the ability to settle the interest and principal amounts outstanding under the Equity Bridge Agreement through the issue of trust units, the amounts drawn have been presented in Unitholders' Equity in these pro forma financial statements. The corresponding interest amounts will be presented as a direct charge to accumulated income rather than as a deduction in determining income for the applicable periods. The Corporation also executed bridge notes from the same parties as with the Equity Bridge Agreement. Amounts drawn on these bridge notes will be repaid with proceeds from the offering of units or drawings on the new bank facility.

(d) Additional bank borrowings:

For purposes of this pro forma consolidated balance sheet, it has been assumed that the cost of the Carlyle Properties, less the proceeds from the issue of additional trust units and drawings under the Equity Bridge Agreement, will initially be financed through additional drawings on the bank facility as follows:

Net cost of Carlyle Properties (excluding acquisition costs which have been included in accounts payable)	$	81,100,000
Net proceeds from issue of trust units		(48,650,000)
Repayment on Equity Bridge Agreement		8,500,000
Repayment of bridge note payable		25,000,000
Net additional bank borrowing	$	65,950,000

Subsequent to September 30, 2003 the Corporation entered into a new bank facility with a syndicate of Canadian chartered banks (the "New Bank Facility") which was available on the completion of the acquisition of the Carlyle Properties. The New Bank Facility is a revolving reducing demand loan of $105 million with availability reducing by $4.5 million on the last day of each calendar month starting July 31, 2003. Interest will be payable at variable rates based on the lenders' prime rates or market rates for bankers' acceptances plus a spread adjusted for changes in certain financial ratios.

3. Pro forma consolidated statement of income and assumptions and adjustments:

The pro forma consolidated statements of income for the nine month period ended September 30, 2003 and the year ended December 31, 2002 have been prepared assuming that the transactions described in notes 1 and 2 were completed on January 1, 2002 as follows:

(a) Acquisition of Initial and Additional Properties:

As described in note 1, the Corporation completed two major acquisitions during 2002. The following revenues and expenses for the periods from January 1, 2002 to the dates of the completion of the respective acquisitions have been included in the pro forma consolidated statement of income for the year ended December 31, 2002 as follows:

	Initial Properties Six months ended June 30, 2002	Additional Properties Nine months ended September 30, 2002	Additional Properties Period from October 1, to November 15, 2002	Total Pro forma Adjustment
Revenue	$13,935,019	$55,459,785	$ 6,967,510	$76,362,314
Royalties	(1,210,816)	(7,323,940)	(605,408)	(9,140,164)
	12,724,203	48,135,845	6,362,102	67,222,150
Operating costs	5,050,362	12,665,536	2,525,181	20,241,079
Operating income	$ 7,673,841	$35,470,309	$ 3,836,921	$46,981,071

As the acquisitions of the Initial and Additional Properties were completed prior to January 1, 2003, no pro forma adjustments are required for these properties for the nine month period ended September 30, 2003

(b) Acquisition of Carlyle Properties:

The amounts included in the pro forma consolidated statement of income for the revenue, royalties and operating costs for the Carlyle Properties for the year ended December 31, 2002 have been derived from the schedule of revenue and expenses for the respective periods.

(c) Depletion, depreciation and amortizations:

The pro forma adjustments for depletion, depreciation and amortization have been determined using the full cost method of accounting based on combined proved reserves, future development costs and production volumes and incorporation of the costs of acquiring the Carlyle Properties (including estimated future development costs of $10 million).

3. Pro forma consolidated statement of income and assumptions and adjustments (continued):

(d) Provision for future site restoration and reclamation costs:

The pro forma consolidated statements of income include adjustments to the provision for future site restoration and reclamation costs determined on the basis of the rate per unit of production recorded by the Trust and the pro forma production volumes.

(e) General and administrative costs:

The Trust was created during 2002 and did not complete the second of its major acquisitions until late in 2002. The amounts recorded for general and administrative costs for the year ended December 31, 2002 have been adjusted to an amount determined on the basis of the actual costs incurred per unit of production and the pro forma production volumes. As the Trust was fully operational during the entire nine month period ended September 30, 2003, no adjustments have been recorded for general and administrative costs for that period.

(f) Interest and amortization of deferred financing charges:

As discussed above, the Trust completed two major property acquisitions during the year ended December 31, 2002. The revenue and expenses for the Initial and Additional properties for the period from January 1, 2002 to the date of the completion of the respective acquisitions have been included as a pro forma adjustment as described above. The interest expense for the year ended December 31, 2002 has been adjusted to an amount determined on the basis of the debt outstanding at the end of the year and the applicable interest rates for the period, and the interest that would be applicable to the additional bank borrowings that would result from the acquisition of the Carlyle Properties as if that transaction was completed on January 1, 2002. The amount recorded for the amortization of the deferred financing charge has been adjusted to reflect the amount for a full year.

As the acquisition of the Initial and Additional Properties was completed prior to January 1, 2003, no adjustment is required for interest expense for that period or for the amortization of the deferred financing charge. The interest expense has been adjusted for the interest that would be applicable to the additional bank borrowings that would result from the acquisition of the Carlyle Properties as if that transaction was completed prior to the beginning of the period.

As the Trust has the ability to settle the interest and principal amounts outstanding under the Equity Bridge Agreement through the issue of trust units, the amounts drawn have been presented in Unitholders' Equity in these pro forma financial statements. The corresponding interest amounts of $2.5 million for the year ended December 31, 2002 and $1.88 million for the nine month period ended September 30, 2003 will be presented as a direct charge to accumulated income rather than as a deduction in determining income for the applicable periods.

3. Pro forma consolidated statement of income and assumptions and adjustments (continued):

(g) Taxes:

Large Corporation Tax has been adjusted for each period for the tax that would be applicable to the additional capital resulting from the acquisition of the Carlyle Properties.

For income tax purposes, the Trust is able to, and intends to, claim a deduction for all amounts paid or payable to unitholders, and then to allocate the remaining income, if any, to the unitholders. However, the pro forma adjustment for future income taxes has been based on the assumption that 50% of the incremental cash flow would have been paid by the Corporation to the Trust as a royalty payment.

(h) Income per trust unit:

For the year ended December 31, 2002 the number of trust units issued under the terms of the underwriting agreement dated October 7, 2003 were treated as issued at the beginning of the year. This includes the trust units issued on the settlement of loans entered into on the acquisition of the Initial Properties. The pro forma income available to unitholders was reduced by the interest applicable to amounts drawn under the Equity Bridge Agreement.

The diluted weighted average number of trust units for the year ended December 31, 2002 included 300,000 trust units with respect to the trust unit incentive plan and 2,694,256 trust units with respect to the settlement of the amounts assumed to drawn under the Equity Bridge Agreement.

For the nine month period ended September 30, 2003, the number of trust units included in the basic weighted average number outstanding for the period was based on the weighted average number of trust units actually outstanding for the period and the 4,312,500 trust units issued under the terms of the underwriting agreement dated October 7, 2003. The pro forma income available to unitholders was reduced by the interest applicable to amounts drawn under the Equity Bridge Agreement.

The diluted weighted average number of trust units for the nine month period ended September 30, 2003 included 300,000 trust units with respect to the trust unit incentive plan and 2,509,284 trust units with respect to the settlement of the amounts drawn under the Equity Bridge Agreement.

(94)

HARVEST ENERGY TRUST
Avis de convocation à l'assemblée annuelle et extraordinaire des porteurs de parts

AUX PORTEURS DE PARTS DE HARVEST ENERGY TRUST

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée annuelle et extraordinaire (l'« assemblée ») des porteurs (les « porteurs de parts ») de parts de fiducie (les « parts de fiducie ») de Harvest Energy Trust (la « Fiducie ») aura lieu dans la salle Royal du Metropolitan Centre, 333, 4th Avenue S.W., Calgary (Alberta), le 12 juin 2003 à 15 h (heure de Calgary), aux fins suivantes :

1. recevoir et étudier les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2002, de même que le rapport des vérificateurs y afférent;

2. nommer le fiduciaire de la Fiducie (le « fiduciaire »);

3. élire les administrateurs de Harvest Operations Corp.;

4. nommer les vérificateurs de la Fiducie;

5. examiner et, s'il est jugé opportun, adopter une résolution spéciale approuvant les modifications de l'acte de fiducie qui sont décrites dans la circulaire d'information de la Fiducie datée du 30 avril 2003 (la « circulaire d'information »);

6. examiner et, s'il est jugé opportun, adopter une résolution spéciale approuvant la modification des statuts de Harvest Operations Corp. en vue d'ajouter une catégorie d'actions ordinaires sans droit de vote, pouvant être émises en série, comme il est décrit dans la circulaire d'information;

7. examiner et, s'il est jugé opportun, adopter une résolution ordinaire autorisant l'augmentation du nombre de parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif de la Fiducie;

8. examiner et, s'il est jugé opportun, adopter une résolution ordinaire approuvant l'émission, par la Fiducie, dans le cadre d'un ou de plusieurs placements privés, du nombre de titres qui ferait en sorte que la Fiducie émette, au cours des 12 prochains mois, jusqu'à 100 % des parts de fiducie actuellement émises et en circulation, comme il est décrit dans la circulaire d'information, sous réserve de l'obtention de toutes les approbations nécessaires des organismes de réglementation;

9. traiter toute autre question qui pourrait être valablement soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.

Les questions devant être soumises à l'assemblée sont décrites dans la circulaire d'information qui accompagne le présent avis et en fait partie.

Le porteur de parts de la Fiducie qui ne peut assister à l'assemblée est prié de dater et de signer la procuration ci-jointe, puis de la faire parvenir, en la postant ou en la déposant, à Valiant Trust Company, 550, 6th Avenue S.W., bureau 510, Toronto (Ontario) T2P 0S2. La procuration ne sera valide et utilisée à l'assemblée que si elle parvient à cette adresse avant 16 h 30 (heure de Calgary) le 10 juin 2003.

Valiant Trust Company, fiduciaire de la Fiducie, a fixé la date de clôture des registres applicable à l'assemblée à la fermeture des bureaux le 23 avril 2003 (la « date de clôture des registres »). Le porteur de parts inscrit pourra exercer à l'assemblée les droits de vote afférents aux parts figurant sur la liste des porteurs de parts dressée à la date de clôture des registres. La personne qui devient porteur de parts après la date de clôture des registres n'a pas le droit de voter à l'assemblée.

FAIT à Calgary, en Alberta, le 30 avril 2003.

PAR ORDRE DE VALIANT TRUST COMPANY,
HARVEST OPERATIONS CORP.,

Le président de Harvest Operations Corp.,

(signé) Jacob Roorda



HARVEST ENERGY TRUST

CIRCULAIRE D'INFORMATION

RELATIVE À L'ASSEMBLÉE ANNUELLE ET EXTRAORDINAIRE DES PORTEURS DE PARTS DEVANT AVOIR LIEU LE JEUDI 12 JUIN 2003

SOLLICITATION DE PROCURATIONS

La présente circulaire d'information est fournie relativement à la sollicitation, par la direction de Harvest Operations Corp. (la « direction de Harvest »), de procurations destinées à l'assemblée annuelle et extraordinaire (l'« assemblée ») des porteurs (les « porteurs de parts ») de parts de fiducie (les « parts de fiducie ») de Harvest Energy Trust (la « Fiducie ») devant avoir lieu le 12 juin 2003 à 15 h (heure de Calgary) dans la salle Royal du Metropolitan Centre, 333, 4th Avenue S.W., Calgary (Alberta), de même qu'à toute reprise de celle-ci en cas d'ajournement, aux fins énoncées dans l'avis de convocation.

Les procurations doivent parvenir à Valiant Trust Company (« Valiant »), 550, 6th Avenue S.W., bureau 510, Toronto (Ontario) T2P 0S2, avant 16 h 30 (heure de Calgary) le 10 juin 2003. Valiant, fiduciaire de la Fiducie (le « fiduciaire »), a fixé la date de clôture des registres applicable à l'assemblée à la fermeture des bureaux le 23 avril 2003 (la « date de clôture des registres »). Seuls les porteurs de parts inscrits à la date de clôture des registres ont le droit d'être convoqués à l'assemblée. Le porteur de parts inscrit pourra exercer les droits de vote afférents aux parts de fiducie figurant sur la liste des porteurs de parts ayant le droit de voter à l'assemblée dressée à la date de clôture des registres, même s'il a aliéné ses parts de fiducie après cette date. La personne qui devient porteur de parts après la date de clôture des registres n'a pas le droit de voter à l'assemblée.

La procuration doit être faite par écrit et être signée par le porteur de parts ou son mandataire autorisé par écrit ou, si le porteur de parts est une société par actions, revêtue de son sceau ou de la signature d'un membre de sa direction ou de son mandataire dûment autorisé.

Les personnes nommées dans la procuration ci-jointe sont administrateurs ou membres de la direction de Harvest Operations Corp. Chaque porteur de parts peut nommer un fondé de pouvoir autre que les personnes qui y sont mentionnées, lequel ne doit pas nécessairement être porteur de parts, qui assistera et agira pour son compte à l'assemblée, en rayant le nom des représentants de la direction de Harvest et en inscrivant lisiblement en lettres moulées dans l'espace réservé le nom du fondé de pouvoir de son choix.

AVIS AUX PORTEURS VÉRITABLES DE PARTS DE FIDUCIE

La présente rubrique contient des renseignements très importants pour de nombreux porteurs de parts de la Fiducie, étant donné qu'un nombre considérable d'entre eux ne détiennent pas leurs parts en leur propre nom. Ces porteurs de parts (appelés ci-après les « porteurs de parts véritables ») doivent noter que seules les procurations déposées par les porteurs de parts dont le nom figure dans les registres de la Fiducie à titre de porteurs inscrits de parts de fiducie peuvent être reconnues et utilisées à l'assemblée. Si des parts de fiducie figurent dans un relevé de compte fourni à un porteur de parts par un courtier, dans la plupart des cas, ces parts de fiducie ne seront pas immatriculées au nom du porteur de parts dans les registres de la Fiducie. Elles seront probablement immatriculées au nom du courtier du porteur de parts ou d'un mandataire de ce courtier. Au Canada, la grande majorité de ces parts de fiducie sont immatriculées au nom de CDS & Co. (nom aux fins de l'immatriculation de La Caisse canadienne de dépôt de valeurs Limitée, qui agit à titre de prête-nom de plusieurs maisons de courtage canadiennes). Les droits de vote afférents aux parts de fiducie détenues par des courtiers ou leurs prête-noms ne peuvent être exercés (pour ou contre les résolutions) que selon les instructions des porteurs de parts véritables. En l'absence de directives expresses, les courtiers ou les prête-noms n'ont pas le droit d'exercer les droits de vote afférents

aux parts de fiducie pour le compte de leurs clients. La Fiducie ne sait pas pour le compte de qui les parts de fiducie immatriculées au nom de CDS & Co. sont détenues.

La réglementation applicable exige que les intermédiaires et les courtiers obtiennent des instructions de vote des porteurs de parts véritables avant les assemblées des porteurs de parts. Chaque intermédiaire ou courtier a ses propres méthodes de mise à la poste et fournit ses propres directives de retour, que les porteurs de parts véritables doivent suivre soigneusement pour s'assurer que les droits de vote afférents à leurs parts de fiducie soient exercés à l'assemblée. Il arrive souvent que la procuration remise par un courtier à un porteur de parts véritable soit identique à celle remise aux porteurs de parts inscrits; cependant, son objet se limite à indiquer au porteur de parts inscrit comment voter pour le compte du porteur de parts véritable. À l'heure actuelle, la majorité des courtiers délèguent la responsabilité d'obtenir les directives des clients à ADP Investor Communications. ADP Investor Communications envoie habituellement par la poste un formulaire d'instructions de vote lisible électroniquement au lieu de la procuration et demande au porteur de parts véritable de remplir ce formulaire et de lui retourner par courrier ou par télécopieur. Le porteur de parts véritable peut également composer un numéro de téléphone sans frais afin de donner ses instructions de vote quant aux parts de fiducie qu'il détient. ADP Investor Communications compile ensuite toutes les directives reçues et remet les directives appropriées en vue de l'exercice des droits de vote afférents aux parts de fiducie devant être représentées à l'assemblée. **Le porteur de parts véritable qui reçoit un formulaire d'instructions de vote ne peut utiliser celui-ci pour exercer directement les droits de vote afférents à ses parts de fiducie à l'assemblée, puisque ce formulaire doit être retourné conformément aux instructions de ADP Investor Communications bien avant l'assemblée pour que les droits de vote afférents aux parts de fiducie puissent être exercés.**

RÉVOCABILITÉ DE LA PROCURATION

Le porteur de parts qui a remis une procuration peut la révoquer en tout temps avant qu'elle ne soit utilisée. La personne qui assiste à l'assemblée où doivent être exercés les droits de vote rattachés à une procuration qu'elle a donnée peut révoquer celle-ci et voter en personne. Outre les autres manières permises par la loi, une procuration peut être révoquée au moyen d'un acte écrit signé par le porteur de parts ou son mandataire autorisé par écrit ou, si le porteur de parts est une société par actions, revêtu de son sceau ou de la signature d'un membre de la direction ou de son mandataire dûment autorisé, et déposé soit au siège social de Harvest Operations Corp. au plus tard le jour ouvrable précédant le jour de l'assemblée, ou de toute reprise de celle-ci en cas d'ajournement, à laquelle la procuration doit être utilisée, soit auprès du président de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement; dans les deux cas, la procuration est révoquée dès le moment d'un tel dépôt.

PERSONNES CHARGÉES DE LA SOLLICITATION

La sollicitation est effectuée pour le compte de la direction de Harvest. La Fiducie assume les frais engagés aux fins de la rédaction et de la mise à la poste de la procuration, de l'avis de convocation et de la présente circulaire d'information. Les procurations peuvent être sollicitées par la poste de même que dans le cadre d'entrevues personnelles, par téléphone ou par d'autres moyens de communication et par les administrateurs, les membres de la direction et les employés de Harvest Operations Corp., qui ne seront pas rémunérés expressément à cet égard.

EXERCICE DU POUVOIR DISCRÉTIONNAIRE DES FONDÉS DE POUVOIR

Les droits de vote afférents aux parts de fiducie représentées par une procuration en faveur d'un représentant de la direction de Harvest seront exercés à tout scrutin qui sera tenu à l'assemblée et, si le porteur de parts précise un choix quant à tout point à l'ordre du jour, ils seront exercés dans le cadre de chaque scrutin conformément aux instructions données.

En l'absence de telles instructions, les droits de vote afférents aux parts de fiducie seront exercés en faveur des points à l'ordre du jour. Les personnes nommées dans la procuration fournie par la Fiducie sont investies d'un pouvoir discrétionnaire quant à toute modification des questions précisées dans la procuration et dans l'avis de convocation. À la date d'impression de la présente circulaire d'information, la direction de Harvest n'est au courant d'aucune modification de ce genre ni d'aucune autre question.

PARTS DE FIDUCIE COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS DE CELLES-CI

La Fiducie a été établie aux termes de l'acte de fiducie daté du 10 juillet 2002, en sa version modifiée et mise à jour en date du 27 septembre 2002, conclu entre le fiduciaire et Harvest Operations Corp. (l'« acte de fiducie »).

La Fiducie est autorisée à émettre un nombre illimité de parts de fiducie. Au 23 avril 2003, environ 11 210 957 parts de fiducie étaient émises et en circulation. À l'occasion d'un vote à main levée, chaque porteur de parts autorisé à voter qui assiste à l'assemblée ou y est représenté par procuration a droit à une voix. Dans le cadre d'un scrutin, chaque porteur de parts qui assiste à l'assemblée ou y est représenté par procuration a droit à une voix par part de fiducie dont il est porteur inscrit. Les votes relatifs aux résolutions spéciales sont tenus par voie de scrutin, sans qu'il soit nécessaire d'en faire la demande.

Les droits de vote afférents à une part de fiducie détenue conjointement peuvent être exercés à l'assemblée par l'un ou l'autre des porteurs en personne ou par procuration, mais si plus d'un de ces porteurs assistent à l'assemblée ou y sont représentés par procuration et ne s'entendent pas sur la façon d'exercer un droit de vote, celui d'entre eux dont le nom paraît en premier lieu dans le registre des porteurs de parts tenu par le fiduciaire aura le droit d'exercer ce droit de vote.

À la connaissance des administrateurs et des membres de la direction de Harvest Operations Corp., la seule personne qui est propriétaire véritable, directement ou indirectement, de parts de fiducie comportant plus de 10 % des droits de vote afférents aux parts de fiducie émises et en circulation pouvant être exercés à l'assemblée, ou qui exerce une emprise sur une telle proportion de ces parts de fiducie, est la suivante :

Nom du porteur de parts	Type de propriété	Nombre de parts de fiducie détenues en propriété	Pourcentage des parts de fiducie en circulation
M. Bruce Chernoff	Directe et véritable	4 497 995	40,1 %

Note
(1) Ce nombre comprend 152 990 parts de fiducie appartenant à Caribou Capital Corp., société contrôlée par M. Chernoff.

Le pourcentage des parts de fiducie qui appartiennent, directement ou indirectement, aux administrateurs et aux membres de la direction de Harvest Operations Corp., collectivement, s'établit à environ 50,6 % (5 668 158 parts de fiducie).

QUORUM DE L'ASSEMBLÉE

Le quorum de l'assemblée sera formé d'au moins deux personnes y assistant ou y étant représentées par procuration qui représentent ensemble au moins 10 % des parts de fiducie en circulation. Si le quorum n'est pas atteint au cours de la demi-heure qui suit l'heure fixée pour la tenue de l'assemblée, celle-ci sera reportée à la date, se situant au moins quatorze (14) jours plus tard, au lieu et à l'heure que fixera le président de l'assemblée. À la reprise de l'assemblée, le quorum sera constitué des porteurs de parts y assistant ou y étant représentés par procuration. Dans le cas d'une assemblée où une résolution spéciale doit être étudiée,

s'il y a ajournement, la reprise devra avoir lieu au moins 21 jours plus tard et l'avis de convocation devra être donné au moins dix jours avant sa tenue.

APPROBATIONS NÉCESSAIRES

Toutes les questions devant être soumises à l'assemblée sont des résolutions ordinaires qui doivent être approuvées par plus de 50 % des voix exprimées à cet égard par les porteurs de parts présents ou représentés par procuration à l'assemblée, ou pour leur compte, sauf la résolution relative aux modifications de l'acte de fiducie et la résolution relative aux actions de Harvest, qui sont des résolutions spéciales. Une résolution spéciale doit être approuvée par au moins 66 2/3 % des voix exprimées à cet égard par les porteurs de parts présents ou représentés par procuration à l'assemblée, ou pour leur compte.

POINTS À L'ORDRE DU JOUR

1. Nomination du fiduciaire

L'acte de fiducie prévoit que les porteurs de parts doivent, à chaque assemblée annuelle, renouveler le mandat du fiduciaire ou nommer son successeur. Par conséquent, les porteurs de parts examineront une résolution ordinaire nommant de nouveau Valiant à titre de fiduciaire de la Fiducie pour un mandat expirant à la fin de la prochaine assemblée annuelle. Valiant est fiduciaire de la Fiducie depuis le 27 septembre 2003.

2. Élection des administrateurs de Harvest Operations Corp.

Les statuts de Harvest Operations Corp. prévoient que le conseil d'administration de celle-ci doit se composer d'au moins un (1) administrateur et d'au plus onze (11) administrateurs. Il compte actuellement cinq (5) administrateurs. Les porteurs de parts ont le droit de choisir tous les membres du conseil d'administration de Harvest Operations Corp. au cours d'une assemblée des porteurs de parts tenue conformément à l'acte de fiducie. À la suite de cette assemblée, le fiduciaire élira ces personnes au conseil d'administration de Harvest Operations Corp.

Les cinq (5) candidats suivants peuvent être élus à titre d'administrateurs de Harvest Operations Corp. :

John A. Brussa
M. Bruce Chernoff
Hank B. Swartout
Verne G. Johnson
Hector J. McFadyen

Le tableau suivant présente le nom et le lieu de résidence de chacun de ces cinq (5) candidats, le nombre de parts de fiducie de la Fiducie dont chacun est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce une emprise, le poste qu'il occupe au sein de Harvest Operations Corp., la durée de son mandat à titre d'administrateur et son occupation principale :

Nom et lieu de résidence	**Nombre de parts de fiducie détenues en propriété véritable ou soumises à une emprise[1]**	**Postes occupés et durée du mandat à titre d'administrateur**	**Occupation principale**
John A. Brussa[2][4] Calgary (Alberta)	237 750	Administrateur depuis le 28 août 2002	Avocat; associé au sein de Burnet, Duckworth & Palmer LLP (cabinet d'avocats).
M. Bruce Chernoff[3][4] Calgary (Alberta)	4 497 995[5]	Président du conseil et administrateur depuis le 17 mai 2002	Ingénieur; président du conseil de Harvest Operations Corp.; président et administrateur de Caribou Capital Corp. (société de gestion de placements fermée) depuis juin 1999; d'avril 2000 à octobre 2001, vice-président directeur et chef des finances de Petrobank Energy and Resources Ltd. (société pétrolière et gazière ouverte); de février à juin 1999, vice-président directeur et chef des finances de Pacalta Resources Ltd. (« Pacalta ») (société pétrolière et gazière ouverte); auparavant, vice-président directeur de Pacalta.
Hank B. Swartout[3] Calgary (Alberta)	500 000	Administrateur depuis le 10 décembre 2002	Président du conseil, président et chef de la direction de Precision Drilling Corporation depuis juillet 1987.
Verne G. Johnson[2][3] Calgary (Alberta)	20 000	Administrateur depuis le 28 août 2002	Président de KristErin Resources Inc., société familiale fermée, depuis janvier 2000; vice-président principal, Gestion des fonds de Enerplus Resources Group de 2000 à 2002; auparavant, président et chef de la direction de AltaQuest Energy Corporation de 1999 à 2000; auparavant, président de Ziff Energy Group (société d'experts-conseils en énergie) de 1997 à 1999; auparavant, président et chef de la direction de ELAN Energy Inc. (société pétrolière et gazière ouverte) de 1989 à 1997.

Nom et lieu de résidence	Nombre de parts de fiducie détenues en propriété véritable ou soumises à une emprise[1]	Postes occupés et durée du mandat à titre d'administrateur	Occupation principale
Hector J. McFadyen[2][4] Calgary (Alberta)	20 000	Administrateur depuis le 28 août 2002	Homme d'affaires indépendant et administrateur de Hunting PLC (société pétrolière et gazière ouverte située au Royaume-Uni); auparavant, président, Division des activités intermédiaires, Alberta Energy Company Ltd. (société pétrolière et gazière ouverte); administrateur de Société de fiducie Computershare du Canada (société canadienne fermée qui gère l'administration des registres des actionnaires et des employés de sociétés ouvertes et fermées en Amérique du Nord).

Notes
(1) Ce nombre indique toutes les parts de fiducie détenues, directement ou indirectement, par ces personnes ou sur lesquelles celles-ci exercent une emprise. Il est fondé sur les renseignements fournis par l'administrateur ou le membre de la direction à Harvest Operations Corp.
(2) Membre du comité de vérification et de régie d'entreprise.
(3) Membre du comité des réserves, de la sécurité et de l'environnement.
(4) Membre du comité de rémunération.
(5) Ce nombre comprend 152 990 parts de fiducie détenues par Caribou Capital Corp., société contrôlée par M. Chernoff.
(6) Harvest Operations Corp. n'a pas de comité de direction.

3. Nomination des vérificateurs de la Fiducie

L'acte de fiducie prévoit que les vérificateurs de la Fiducie doivent être choisis à chaque assemblée annuelle des porteurs de parts. Par conséquent, les porteurs de parts examineront une résolution ordinaire nommant le cabinet KPMG s.r.l., comptables agréés, de Calgary, en Alberta, à titre de vérificateurs de la Fiducie pour un mandat expirant à la prochaine assemblée annuelle des porteurs de parts. Les comptables KPMG s.r.l. sont les vérificateurs de la Fiducie depuis le 12 juin 2002.

4. Résolution relative aux modifications de l'acte de fiducie

La direction de Harvest a soumis au conseil d'administration de Harvest Operations Corp. un certain nombre de modifications de l'acte de fiducie et, après avoir examiné ces modifications, le conseil d'administration de Harvest Operations Corp. a décidé de soumettre aux porteurs de parts une résolution spéciale approuvant les modifications suivantes de l'acte de fiducie.

Le capital autorisé de la Fiducie se compose actuellement d'un nombre illimité de parts de fiducie. Afin de disposer de plus de flexibilité pour tirer parti d'occasions d'acquisition, le conseil d'administration de Harvest Operations Corp. recommande de modifier l'acte de fiducie en vue d'autoriser la création d'un nombre illimité de parts spéciales à droit de vote. Chaque droit de vote spécial conférera à son porteur le droit d'exprimer, aux assemblées des porteurs de parts, le nombre de voix prescrit par le conseil d'administration de Harvest Operations Corp. dans la résolution autorisant l'émission des droits de vote spéciaux en question.

L'acte de fiducie sera modifié en vue de donner à Harvest Operations Corp. le pouvoir et la responsabilité express de régler toutes les questions ayant trait aux modalités de la convention relative à la

PBN et d'autres contrats importants de la Fiducie (sauf indication contraire dans l'acte de fiducie), y compris les modifications qui y sont apportées. Cette modification de l'acte de fiducie a pour but de permettre à la Fiducie d'exercer ses activités de façon plus efficace, au profit des porteurs de parts, et, selon la direction de Harvest, elle ne portera pas préjudice à ces derniers.

À l'assemblée, les porteurs de parts seront appelés à examiner et, s'ils le jugent opportun, à approuver la résolution spéciale énoncée à l'annexe A (la « résolution relative aux modifications de l'acte de fiducie »), modifiant l'acte de fiducie de la manière décrite ci-dessus et présentée à l'annexe A. Le conseil d'administration de Harvest Operations Corp. recommande aux porteurs de parts d'approuver la résolution relative aux modifications de l'acte de fiducie.

5. Nouvelle catégorie d'actions de Harvest Operations Corp.

Le capital autorisé de Harvest Operations Corp. se compose actuellement d'un nombre illimité d'actions ordinaires et d'un nombre illimité d'actions privilégiées de premier rang. Afin de disposer de plus de flexibilité pour réunir des capitaux, le conseil d'administration de Harvest Operations Corp. recommande de modifier les statuts de celle-ci afin de créer une nouvelle catégorie d'actions ordinaires sans droit de vote, pouvant être émises en série (les « actions sans droit de vote »). Sauf pour ce qui est du droit d'être convoqués et d'assister aux assemblées des actionnaires de Harvest Operations Corp., les porteurs des actions sans droit de vote auront les mêmes droits que les porteurs d'actions ordinaires de Harvest Operations Corp.

L'acte de fiducie prévoit que le fiduciaire n'est pas autorisé à modifier les statuts de Harvest Operations Corp. en vue de modifier le capital-actions autorisé sans l'approbation des porteurs de parts, donnée par voie de résolution spéciale à l'assemblée des porteurs de parts convoquée à cette fin. Par conséquent, à l'assemblée, les porteurs de parts seront appelés à examiner et, s'ils le jugent opportun, à approuver la résolution spéciale énoncée à l'annexe B (la « résolution relative aux actions de Harvest ») autorisant la modification des statuts de Harvest Operations Corp. de la manière décrite ci-dessus et présentée à l'annexe B. Le conseil d'administration de Harvest Operations Corp. recommande aux porteurs de parts d'approuver la résolution relative aux actions de Harvest. Si la résolution est adoptée, les porteurs de parts sont avisés par les présentes que Harvest Operations Corp. adoptera une résolution écrite des actionnaires en vue de modifier ses statuts en vertu de la *Business Corporations Act* (Alberta) de manière à créer la nouvelle catégorie d'actions sans droit de vote.

6. Modification du régime d'achat de parts incitatif

La Fiducie a actuellement un régime d'achat de parts incitatif (le « régime d'achat de parts incitatif » ou le « régime ») qui permet au conseil d'administration de Harvest Operations Corp. d'octroyer des droits d'achat de parts de fiducie non transférables (les « droits incitatifs ») aux administrateurs, aux membres de la direction, aux consultants, aux employés et à d'autres fournisseurs de services de la Fiducie et de ses filiales, notamment Harvest Operations Corp. Le régime d'achat de parts incitatif a pour but d'offrir une incitation à long terme efficace aux participants admissibles et de les récompenser en fonction du rendement à long terme et des distributions de la Fiducie. Le nombre maximal de parts de fiducie pouvant être émises au moment de l'exercice des droits incitatifs aux termes du régime d'achat de parts incitatif s'établit à l'heure actuelle à 875 000.

Le conseil d'administration de Harvest Operations Corp. administre le régime d'achat de parts incitatif et décide quelles personnes auront le droit d'y participer, le nombre de droits incitatifs octroyés et les modalités d'acquisition de ceux-ci. Le prix d'octroi des droits incitatifs (le « prix d'octroi ») correspond au cours de clôture des parts de fiducie le jour de bourse précédant la date de l'octroi (la « date d'octroi »), sauf autorisation contraire. Le prix d'exercice (le « prix d'exercice ») par droit incitatif est calculé en déduisant du prix d'octroi le montant total des distributions par part de fiducie versées par la Fiducie après la date d'octroi; toutefois, ce montant doit constituer un rendement supérieur à 0,833 % du coût comptabilisé des immobilisations de la Fiducie, déduction faite de la totalité de la dette, de l'insuffisance (de l'excédent) du

fonds de roulement ou des équivalents de titres d'emprunt, de l'amortissement, de la dotation à la provision pour épuisement et des impôts à payer futurs sur ces immobilisations à la fin de chaque mois.

Les droits incitatifs peuvent être exercés pendant une période maximale de cinq ans à compter de la date d'octroi et on peut y mettre fin avant l'échéance si leur porteur cesse d'être un participant admissible ou s'il décède. La Fiducie a le choix de régler les droits incitatifs en circulation au moyen de parts de fiducie ou d'espèces. Le nombre de parts de fiducie devant être émises en règlement des droits incitatifs en circulation correspond au nombre obtenu en multipliant le nombre de droits incitatifs par le quotient obtenu en divisant la différence entre le cours d'une part de fiducie et le prix d'exercice par le cours de la part de fiducie. Les espèces versées en règlement des droits incitatifs en circulation correspondent à la différence entre le cours d'une part de fiducie et le prix d'exercice, multipliée par le nombre de droits incitatifs à régler.

Au cours de l'exercice terminé le 31 décembre 2002, aucun droit incitatif n'a été exercé ou annulé.

En date des présentes, les droits incitatifs suivants étaient émis et en circulation aux termes du régime :

Groupe	**Date d'octroi des droits incitatifs**	**Nombre de parts de fiducie visées par des droits**	**Prix d'octroi**	**Cours de clôture le jour précédant l'octroi**	**Date d'expiration**
Hauts dirigeants (4)	25 novembre 2002	475 000	8,00 $	8,00 $	25 novembre 2007
	14 février 2003	9 500	10,75 $	10,75 $	14 février 2008
Administrateurs (4)	25 novembre 2002	75 000	8,00 $	8,00 $	25 novembre 2005
	14 février 2003	25 000	10,75 $	10,75 $	14 février 2008
Employés et consultants (12)	25 novembre 2002	237 500	8,00 $	8,00 $	25 novembre 2005
	24 janvier 2003	32 500	10,21 $	10,21 $	24 janvier 2008
Total		854 500			

La Fiducie propose d'augmenter le nombre de parts de fiducie pouvant être réservées à des fins d'émission aux termes du régime d'achat de parts incitatif en raison de l'augmentation du nombre de parts de fiducie en circulation et afin de mieux être en mesure d'intéresser et de fidéliser du personnel compétent. Conformément aux règles de la TSX, l'augmentation doit être approuvée par la majorité des porteurs de parts. Par conséquent, à l'assemblée, la résolution ordinaire suivante sera présentée :

> « IL EST RÉSOLU, À TITRE DE RÉSOLUTION ORDINAIRE DES PORTEURS DE PARTS DE HARVEST OPERATIONS CORP., que le nombre maximal de parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif de Harvest Energy Trust soit augmenté de 246 000, pour passer de 875 000 parts de fiducie à un nombre maximal cumulatif de 1 121 000 parts de fiducie (soit environ 10 % des parts de fiducie en circulation), et cette résolution est approuvée et autorisée par les présentes. »

La mise en œuvre de la modification du régime d'achat de parts incitatif est assujettie à l'approbation de la TSX.

7. Approbation préalable des porteurs de parts à l'égard des placements privés

La Fiducie examine à l'occasion des possibilités de réunir des capitaux selon des modalités avantageuses. Bien que la Fiducie n'ait aucune intention précise à l'heure actuelle, elle pourrait entreprendre, au cours de la prochaine année, un ou plusieurs financements structurés sous forme de placements privés.

Conformément aux règles de la TSX, le nombre total de parts de fiducie d'un émetteur inscrit qui sont émises ou sont susceptibles de l'être (c'est-à-dire qui peuvent être émises aux termes d'un bon de souscription, d'une option ou d'un autre titre convertible) dans le cadre d'un ou de plusieurs placements privés au cours d'une période de six mois donnée ne peut dépasser 25 % du nombre de parts de fiducie en circulation (sans tenir compte de la dilution) avant de tenir compte de ces opérations (la « règle du 25 % de la TSX »), sauf si les porteurs de parts ont approuvé ces placements.

L'application de la règle du 25 % de la TSX pourrait restreindre l'accès de la Fiducie aux capitaux qu'elle pourrait vouloir réunir à l'avenir au moyen de placements privés de ses titres.

La TSX acceptera l'approbation préalable des porteurs de parts en prévision de placements privés susceptibles d'excéder la règle du 25 % de la TSX, à la condition que ces placements privés soient réalisés dans les 12 mois suivant la date à laquelle cette approbation a été donnée. Par conséquent, la Fiducie souhaite demander aux porteurs de parts de lui permettre de procéder à des placements privés, au cours des 12 prochains mois, qui excéderont la règle du 25 % de la TSX.

Au 23 avril 2003, la Fiducie comptait environ 11 210 957 parts de fiducie émises et en circulation. Par conséquent, la Fiducie propose que le nombre maximal de parts de fiducie qui pourraient être émises ou seraient susceptibles de l'être dans le cadre d'un ou de plusieurs placements privés pendant la période de 12 mois débutant le 12 juin 2003 ne puisse excéder globalement 11 210 957, soit 100 % du nombre de parts de fiducie émises et en circulation de la Fiducie.

Les placements privés effectués par la Fiducie avec l'approbation préalable que les porteurs de parts seront appelés à donner à l'assemblée sont assujettis aux restrictions supplémentaires suivantes :

1. ils doivent être conclus essentiellement avec des parties qui traitent à distance avec la Fiducie;

2. ils ne doivent pas avoir une incidence importante sur le contrôle de la Fiducie;

3. ils doivent être réalisés dans les 12 mois suivant la date à laquelle l'approbation des porteurs de parts a été donnée;

4. ils doivent se conformer aux règles d'établissement du prix des placements privés de la TSX, qui exigent actuellement que le prix d'émission par part de fiducie ne soit pas inférieur au cours de clôture des parts de fiducie à la TSX le jour de bourse précédant la date à laquelle la TSX est avisée du placement privé (le « cours »), moins la décote applicable, comme suit :

Cours	Décote maximale
0,50 $ et moins	25 %
De 0,51 $ à 2,00 $	20 %
2,00 $ et plus	15 %

(À ces fins, un placement privé de titres convertibles non inscrits est réputé constituer un placement privé des titres inscrits sous-jacents à un prix d'émission correspondant au plus bas prix possible auquel les titres peuvent être convertis par leurs porteurs.)

Dans tous les cas, la TSX se réserve le droit de décider, à sa discrétion, si un placement privé donné est effectué « essentiellement » à distance ou s'il aura une incidence importante sur le contrôle de la Fiducie, auquel cas l'approbation expresse des porteurs de parts pourrait être requise.

À l'assemblée, les porteurs de parts seront appelés à examiner la résolution ordinaire suivante (la « résolution relative aux placements privés ») :

> « IL EST RÉSOLU QUE l'émission, par la Fiducie, dans le cadre d'un ou de plusieurs placements privés effectués pendant la période de 12 mois débutant le 12 juin 2003, d'un nombre maximal de 11 210 957 parts de fiducie, comme il est décrit dans la circulaire d'information de la Fiducie datée du 30 avril 2003 et sous réserve des restrictions qui y sont énoncées, soit approuvée par les présentes. »

La résolution relative aux placements privés ordinaire doit être approuvée par la majorité des voix exprimées à l'assemblée, en personne ou par procuration, en faveur de la résolution. Si la résolution n'est pas adoptée, la TSX n'approuvera pas les placements privés qui entraîneront l'émission ou l'émission possible d'un nombre de parts de fiducie supérieur à la règle du 25 % de la TSX, sans l'approbation expresse des porteurs de parts. Cette restriction pourrait empêcher la Fiducie d'accéder en temps opportun aux capitaux dont elle pourrait avoir besoin selon des modalités favorables et donc l'empêcher de tirer parti des occasions qui pourraient se présenter.

RAPPORT SUR LA RÉMUNÉRATION DES HAUTS DIRIGEANTS

Le régime de rémunération des hauts dirigeants de Harvest Operations Corp. se compose d'un salaire de base, de primes et de l'octroi de droits aux termes du régime d'achat de parts incitatif de la Fiducie. Le comité de rémunération, lorsqu'il établit ce salaire, ces primes et ces autres mesures incitatives, tient compte des salaires, des primes et des avantages sociaux versés aux hauts dirigeants d'autres fiducies pétrolières et gazières conventionnelles et de sociétés pétrolières et gazières de taille moyenne du Canada afin de s'assurer que la rémunération globale qu'il offre est concurrentielle. Ces renseignements sont obtenus auprès de consultants indépendants qui étudient régulièrement les pratiques en matière de rémunération qui ont cours au Canada.

Le rapport qui précède est soumis aux porteurs de parts par le comité de rémunération :

John A. Brussa
M. Bruce Chernoff
Hector J. McFadyen

RÉMUNÉRATION DES HAUTS DIRIGEANTS

Tableau récapitulatif de la rémunération

Harvest Operations Corp. compte actuellement trois hauts dirigeants qui touchent un salaire annuel de 125 000 $, de 100 000 $ et de 100 000 $, respectivement. Ces membres de la direction ont reçu des droits permettant l'achat de parts de fiducie conformément au régime d'achat de parts incitatif de la Fiducie et y demeurent admissibles. Voir « 4. Résolution relative aux modifications de l'acte de fiducie ».

Le tableau qui suit donne des renseignements sur la rémunération versée au président actuel de Harvest Operations Corp. au cours de l'exercice terminé le 31 décembre 2002. Aucun autre membre de la direction de Harvest Operations Corp. n'a touché une rémunération supérieure à 100 000 $ au cours du dernier exercice terminé de Harvest Operations Corp.

		Rémunération annuelle				
Nom et poste principal	Exercice	Salaire (en dollars)	Prime (en dollars)	Autre rémunération annuelle (en dollars)	Nombre de titres visés par les droits octroyés	Autre rémunération (en dollars)
Jacob Roorda[1] Président	2002	50 000	Néant	6 699	175 000	Néant

Notes
(1) M. Roorda est président de Harvest Operations Corp. depuis le 1er août 2002.
(2) Harvest Operations Corp. est exploitée activement depuis juillet 2002. Avant la nomination de M. Roorda, M. Chernoff était président de Harvest Operations Corp. M. Chernoff n'a reçu aucune rémunération ni aucun droit aux termes du régime d'achat de parts incitatif de la Fiducie à ce titre.

Droits incitatifs octroyés

Le tableau suivant présente des renseignements sur tous les droits incitatifs octroyés à M. Roorda au cours de l'exercice terminé le 31 décembre 2002.

Nom	Nombre de *titres visés* par des droits	Pourcentage du nombre total de *droits octroyés* aux employés au cours de l'exercice	Prix d'exercice *ou de base* (en dollars par titre)	Valeur au marché des titres visés par des droits à la date *de l'octroi* (en dollars par titre)	Date d'expiration
Jacob Roorda	175 000	22,9	8,00	8,00	25 novembre 2007

Le tableau suivant présente, relativement à M. Roorda, le nombre de droits incitatifs exercés et non exercés ainsi que la valeur des droits incitatifs en jeu selon le cours de clôture des parts de fiducie, soit 9,50 $, le 31 décembre 2002.

Nom	Nombre de titres acquis au moment de l'exercice	Valeur globale réalisée (en dollars)	Nombre de droits d'achat de parts non exercés à la fin de l'exercice Pouvant être exercés/ne pouvant pas être exercés	Valeur des droits d'achat de parts en jeu non exercés à la fin de l'exercice (en dollars) Pouvant être exercés/ne pouvant pas être exercés
Jacob Roorda	–	–	–/175 000	–/297 500

Note
(1) Selon la différence entre le cours de clôture de 9,50 $ par part de fiducie à la TSX le 31 décembre 2002 et le prix d'octroi du droit incitatif, déduction faite des distributions par part de fiducie versées après la date d'octroi du droit incitatif, multipliée par le nombre de parts de fiducie visé par le droit incitatif en question.

RÉMUNÉRATION DES ADMINISTRATEURS

Les administrateurs de Harvest Operations Corp. reçoivent une provision annuelle de 10 000 $ et des jetons de présence de 500 $ par réunion du conseil ou d'un comité à laquelle ils assistent et ils ont droit

au remboursement des frais qu'ils engagent à ce titre. Cette rémunération peut être versée en espèces ou sous forme de parts de fiducie, au choix de l'administrateur. Aucune rémunération n'a été versée aux administrateurs pendant l'exercice terminé le 31 décembre 2002. Les administrateurs peuvent également participer au régime d'achat de parts incitatif de la Fiducie.

CONTRATS D'EMPLOI

Harvest Operations Corp. n'a conclu aucun contrat d'emploi avec les membres de sa direction ou ses cadres. Toutefois, elle a l'intention de conclure avec chacun des membres de sa direction principale des contrats d'emploi qui devraient comporter les dispositions standard du secteur en matière de cessation d'emploi et de changement de contrôle.

GRAPHIQUE SUR LE RENDEMENT

Le cours de clôture des parts de fiducie s'est établi à 8,60 $ à la TSX à leur premier jour de négociations, soit le 5 décembre 2002. Le 31 décembre 2002, le cours de clôture des parts de fiducie s'est établi à 9,50 $ à la TSX. Le graphique suivant illustre la variation du rendement cumulatif réalisé par les porteurs de parts du 5 décembre 2002 au 31 décembre 2002, en supposant un placement initial de 100 $ dans les parts de fiducie, toutes les distributions en espèces étant réinvesties, par rapport à l'indice composé S&P/TSX et à l'indice des fiducies de l'énergie TSX, tous les dividendes et distributions étant réinvestis.[1]


120
115
110
105
100
95
5 décembre 2002
31 décembre 2002
Harvest Energy Trust
Indice composé TSX
Indice des fiducies de l'énergie TSX

	5 décembre 2002	31 décembre 2002
Harvest Energy Trust	100	110,47
Indice composé TSX	100	101,11
Indice des fiducies de l'énergie TSX	100	105,71

Notes
(1) Le rendement réalisé par les porteurs de parts de Harvest Energy Trust représente un rendement cumulatif de 141 % par année jusqu'au 31 décembre 2002 sur un placement initial effectué le 5 décembre 2002.
(2) L'indice composé S&P/TSX s'appelait auparavant l'indice TSE 300.

ÉNONCÉ DES PRATIQUES EN MATIÈRE DE RÉGIE D'ENTREPRISE

En 1995, la TSX a adopté un ensemble de lignes directrices en matière de régie d'entreprise, qu'elle a révisées en 1999 (les « lignes directrices »). Les lignes directrices portent sur des questions telles que la composition et l'indépendance des conseils d'administration, leurs fonctions et celles de leurs comités ainsi que le lien entre le conseil, la direction et les actionnaires d'une société. La TSX exige que toutes les sociétés

inscrites à sa cote divulguent annuellement leur démarche en matière de régie d'entreprise en se reportant à chacune des lignes directrices.

Le texte qui suit décrit les pratiques de régie d'entreprise de la Fiducie, dont certaines sont stipulées dans l'acte de fiducie et d'autres sont établies par le conseil d'administration de Harvest Operations Corp.

	Lignes directrices de la TSX	Conformité de la Fiducie	Remarques
1.	Le conseil d'administration devrait assumer expressément la responsabilité de la gérance de la société, y compris les éléments suivants :	Oui	Le conseil d'administration de Harvest Operations Corp. (le « conseil ») accepte la responsabilité de la gérance de Harvest Operations Corp., des autres filiales de la Fiducie et de la Fiducie dans la mesure où cette responsabilité est déléguée à Harvest Operations Corp. aux termes de l'acte de fiducie. En général, le conseil, de concert avec le président de Harvest Operations Corp. (le « président »), définit les objectifs principaux de la Fiducie et supervise la gestion de l'entreprise et des affaires de la Fiducie en vue d'atteindre les objectifs principaux de celle-ci.
a.	l'adoption d'un processus de planification stratégique	Oui	Le conseil assume la responsabilité de l'adoption d'un processus de planification stratégique en examinant les prévisions et les budgets de dépenses en immobilisations, ainsi que de l'approbation des plans stratégiques, qui tiennent compte notamment des occasions d'affaires et des risques. Cet examen est effectué annuellement ainsi que dans le cadre d'opérations importantes entreprises par la Fiducie.
b.	la définition des risques principaux et la mise en œuvre de systèmes de gestion des risques	Oui	Le conseil, le comité de vérification et de régie d'entreprise et le comité des réserves, de la sécurité et de l'environnement sont responsables de la définition des risques principaux liés à l'entreprise des filiales de la Fiducie, de la mise en œuvre de systèmes de gestion de ces risques et de l'examen de l'intégrité des contrôles internes et des systèmes d'information de gestion des filiales de la Fiducie. Directement et par l'entremise du comité de vérification et de régie d'entreprise et du comité des réserves, de la sécurité et de l'environnement, le conseil supervise l'exploitation, les contrôles internes et les risques et reçoit des comptes rendus périodiques de la direction de Harvest et des vérificateurs externes à ce sujet.

Lignes directrices de la TSX		Conformité de la Fiducie	Remarques
c.	la planification de la relève et l'encadrement des membres de la direction principale	Oui	Le conseil est chargé de superviser et d'examiner le rendement du président et des membres de la direction principale et d'assurer la relève de ces personnes. Le comité de rémunération a expressément pour mandat de veiller à la mise en place et au fonctionnement efficace de programmes de planification de la relève et d'évaluation du rendement de la direction. Le comité de rémunération examine annuellement le rendement du président.
d.	la politique en matière de communications	Oui	Le conseil s'efforce de s'assurer que les porteurs de parts et le public ont accès librement, et dans les délais prescrits, aux documents d'information portant sur l'entreprise, les affaires et le rendement de la Fiducie, conformément à toutes les exigences des lois applicables. Le conseil, directement ou par l'entremise du comité de vérification et de régie d'entreprise, approuve les documents d'information et les communications importants, y compris les états financiers et le rapport de gestion qui figurent dans les rapports annuels et trimestriels, les documents financiers et les autres documents de financement. Le comité de vérification et de régie d'entreprise examine les questions ayant trait à la gestion des risques financiers ainsi que les méthodes utilisées afin de s'assurer que les résultats financiers et d'exploitation de la Fiducie sont divulgués aux porteurs de parts avec exactitude et dans les délais prescrits.
e.	l'intégrité des systèmes de contrôles internes et d'information de gestion	Oui	Le conseil a expressément pour mandat de s'assurer que les processus nécessaires sont en place afin de s'assurer de l'intégrité des systèmes de présentation de l'information financière, de contrôles internes et d'information de gestion de la Fiducie, fonction qu'il remplit pendant les réunions du conseil régulières ainsi que par l'intermédiaire du comité de vérification et de régie d'entreprise et du comité des réserves, de la sécurité et de l'environnement.

	Lignes directrices de la TSX	Conformité de la Fiducie	Remarques
2.	Le conseil devrait être composé majoritairement d'administrateurs « non reliés ». Description de la façon dont on est arrivé à ces conclusions	Oui	Le conseil est actuellement composé de cinq (5) membres. M. Brussa est considéré comme un administrateur « externe », mais il pourrait être un administrateur « relié », étant donné que son cabinet fournit certains services juridiques à la Fiducie. Tous les autres administrateurs sont considérés comme des administrateurs « externes » et « non reliés », étant donné qu'ils sont indépendants de la direction de Harvest et n'ont aucun intérêt ni aucun lien d'affaires ou autre qui pourrait nuire gravement à leur capacité d'agir dans l'intérêt de la Fiducie ou qui pourrait raisonnablement être perçu comme tel, à l'exception des intérêts qui découlent du fait qu'ils sont propriétaires de parts de fiducie.
3.	Désignation d'un comité composé exclusivement d'administrateurs qui ne font pas partie de la direction, dont la majorité sont des administrateurs non reliés, chargé de proposer de nouveaux candidats au conseil et d'évaluer les administrateurs	Oui	Le mandat du comité de vérification et de régie d'entreprise englobe le processus de mise en candidature et l'orientation des nouveaux administrateurs. Le comité de vérification et de régie d'entreprise est composé majoritairement d'administrateurs non reliés. Le comité est chargé de découvrir et de recommander au conseil les personnes susceptibles d'occuper les postes vacants ou de s'ajouter aux autres administrateurs, au besoin.
4.	Mise en place d'un processus d'évaluation de l'efficacité du conseil et de ses comités ainsi que de l'apport de chaque administrateur	Oui	L'ensemble du conseil s'est toujours chargé des mises en candidature. Le comité de vérification et de régie d'entreprise a mis en œuvre un processus informel qui lui permet d'évaluer le rendement et l'apport de chaque membre du conseil ainsi que l'efficacité continue du conseil et de ses comités.
5.	Établissement d'un programme d'orientation et de formation des nouveaux administrateurs	Oui	Le mandat du comité de vérification et de régie d'entreprise comprend l'élaboration et l'examen périodique de programmes d'orientation et de formation destinés aux nouveaux administrateurs.

	Lignes directrices de la TSX	Conformité de la Fiducie	Remarques
6.	Examen du nombre de membres du conseil et de la mesure dans laquelle ce nombre influe sur son efficacité	Oui	Le comité de vérification et de régie d'entreprise a établi que le nombre actuel d'administrateurs est approprié, car il est assez élevé pour assurer la diversité des points de vue sans être trop élevé au point de nuire à l'efficacité du conseil.
7.	Examen de la rémunération des administrateurs	Oui	Le comité de rémunération examine annuellement le montant de la rémunération et le mode de rémunération afin de s'assurer que cette rémunération reflète les responsabilités et les risques inhérents au fait d'être un administrateur efficace. Le comité de rémunération compare la rémunération des administrateurs à celle que touchent les administrateurs qui occupent des postes similaires. Le conseil établit la rémunération des administrateurs d'après les recommandations du comité de rémunération.
8.	Les comités devraient généralement être composés d'administrateurs qui ne font pas partie de la direction dont la majorité sont des administrateurs non reliés	Oui	Tous les comités du conseil sont composés d'administrateurs qui ne font pas partie de la direction et dont la majorité sont des administrateurs non reliés.
9.	Désignation d'un comité chargé d'établir les pratiques de la Fiducie en matière de régie d'entreprise	Oui	Le comité de vérification et de régie d'entreprise aide le conseil à régler les questions touchant les pratiques de la Fiducie en matière de régie d'entreprise, l'organisation et la composition du conseil, l'organisation et la tenue des réunions du conseil et l'efficacité avec laquelle le conseil s'acquitte de ses responsabilités
10 a.	Circonscription des responsabilités de la direction par l'élaboration des mandats suivants :		
i.	le conseil d'administration	Oui	Le conseil a élaboré et approuvé son mandat qui décrit notamment ses obligations et objectifs principaux

Lignes directrices de la TSX		Conformité de la Fiducie	Remarques
ii.	le chef de la direction	Oui	Une fois par année, le conseil et le président définissent les fonctions principales de ce dernier et établissent les fonctions clés qu'il devra remplir au cours de l'année suivante.
b.	Le conseil d'administration devrait approuver les objectifs que doit atteindre le chef de la direction	Oui	Le conseil examine annuellement les objectifs que doit atteindre le président.
11.	Mise en œuvre des structures et du processus permettant au conseil de demeurer indépendant de la direction	Oui	Le conseil a décidé de se réunir trimestriellement en l'absence de la direction de Harvest, ce qui lui permet de conserver son indépendance. Le président du conseil est indépendant de la direction de Harvest. Les comités du conseil se réunissent indépendamment de la direction de Harvest, au besoin.
12.	Assurance que le comité de vérification, composé d'administrateurs qui ne font pas partie de la direction, a un mandat bien défini et peut communiquer directement avec les vérificateurs externes	Oui	Le conseil a mis sur pied un comité de vérification et de régie d'entreprise composé entièrement d'administrateurs qui ne font pas partie de la direction, dont le mandat définit expressément les fonctions et les responsabilités. Le mandat du comité de vérification et de régie d'entreprise énonce les objectifs suivants : • aider les administrateurs à remplir leurs responsabilités (particulièrement l'obligation de rendre compte) en ce qui a trait à l'élaboration et à la présentation des états financiers de la Fiducie et aux questions connexes; • favoriser une meilleure communication entre les administrateurs et les parties externes; • s'assurer de l'indépendance des vérificateurs externes; • accroître la crédibilité et l'objectivité des rapports financiers; • renforcer le rôle des administrateurs externes en facilitant les discussions de fond entre les administrateurs qui siègent au comité de vérification et de régie d'entreprise, la direction de Harvest et les vérificateurs externes.

	Lignes directrices de la TSX	Conformité de la Fiducie	Remarques
			Les responsabilités du comité de vérification et de régie d'entreprise comprennent l'examen de la nature et de l'étendue de la vérification annuelle, l'évaluation des titres de compétence et de l'expérience des cabinets comptables susceptibles d'effectuer la vérification annuelle de la Fiducie, l'examen des rapports de la direction sur les pratiques et les normes comptables internes, du processus de présentation de l'information financière et des systèmes et méthodes comptables, des rapports, documents et états financiers importants, de même que la recommandation à l'approbation du conseil des états financiers vérifiés et des autres documents d'information obligatoires contenant de l'information financière. Le comité de vérification et de régie d'entreprise communique régulièrement avec le groupe de direction chargé de la comptabilité interne et rencontre les vérificateurs externes au moins deux fois par année. Le mandat du comité de vérification et de régie d'entreprise exige expressément que celui-ci approuve tous les mandats autres que de vérification que la Fiducie confie aux vérificateurs externes.
13.	S'assurer qu'un comité de vérification des réserves a été mis sur pied et qu'il dispose de voies de communication directes avec les évaluateurs externes des réserves pétrolières et gazières	Oui	Le comité a mis sur pied un comité des réserves, de la sécurité et de l'environnement composé de trois (3) administrateurs non reliés. Il incombe notamment à ce comité d'examiner les évaluations annuelles des réserves pétrolières et gazières des filiales de la Fiducie, de revoir de façon périodique les titres de compétence, l'expérience et l'indépendance des cabinets d'ingénieurs-conseils qui dressent les rapports sur les réserves pétrolières et gazières de la Fiducie et de rencontrer les ingénieurs responsables de ces rapports, qui sont à l'emploi des filiales de la Fiducie ou dont celles-ci ont retenu les services.
14.	Mise en œuvre d'un système permettant à un administrateur donné de retenir les services de conseillers externes aux frais de la société	Oui	Un administrateur peut retenir les services de conseillers externes, à nos frais, dans certaines circonstances.

PRÊTS CONSENTIS AUX ADMINISTRATEURS, AUX MEMBRES DE LA DIRECTION PRINCIPALE ET À D'AUTRES PERSONNES

Depuis la constitution de Harvest Operations Corp., ni les administrateurs ou les membres de la direction de celle-ci ni les personnes avec lesquelles ils ont des liens n'ont contracté de prêt de Harvest Operations Corp. ou de la Fiducie ou auprès d'une autre entreprise qui fait l'objet, ou qui a fait l'objet à quelque moment que ce soit depuis le début de la dernière période financière terminée, d'une garantie, d'une convention de soutien, d'une lettre de crédit ou d'une autre entente similaire fournie par Harvest Operations Corp. ou la Fiducie.

INITIÉS INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

En 2002, M. Chernoff, l'un des membres du conseil de Harvest Operations Corp., a fourni une garantie personnelle de 3 000 000 $ afin de garantir certains contrats de couverture de marchandises de Harvest Operations Corp. La garantie de M. Chernoff est demeurée en place jusqu'au 28 février 2002, lorsque la direction de Harvest a organisé le transfert des contrats de couverture de marchandises à un tiers. M. Chernoff n'a touché aucune rémunération en contrepartie de cette garantie.

En 2002, Caribou Capital Corp., société contrôlée par M. Bruce Chernoff, l'un des membres du conseil de Harvest Operations Corp., a consenti à la Fiducie un prêt portant intérêt au taux de 20 % par année et exigible au plus tard le 31 juillet 2003 (le « crédit-relais »). Le crédit-relais était garanti par la totalité de l'actif de la Fiducie, mais non par les propriétés de Harvest Operations Corp. L'encours du crédit-relais a été remboursé au moyen du produit net que la Fiducie a tiré de son premier appel public à l'épargne.

Au moment où le premier appel public à l'épargne de la Fiducie a été réalisé, une débenture de fiducie d'un capital de 5 M$ émise par celle-ci le 15 août 2002 a été réglée au moyen de l'émission de 5 000 000 de parts de fiducie, dont 3 625 500 ont été émises à certains administrateurs et membres de la direction de Harvest Operations Corp. En outre, le 23 janvier 2003, des bons de souscription émis antérieurement à Caribou Capital Corp., société contrôlée par l'un des membres du conseil de Harvest Operations Corp., ont été exercés contre 150 000 parts de fiducie, conformément au crédit-relais.

À la clôture du premier appel public à l'épargne, certains administrateurs et membres de la direction de Harvest Operations Corp. se sont engagés envers les preneurs fermes à ne pas placer ou vendre, ni convenir de placer ou vendre, ni conclure un arrangement en vue de placer ou de vendre des parts de fiducie ou d'autres titres de la Fiducie ou de Harvest Operations Corp. ou des titres convertibles en titres de la Fiducie ou de Harvest Operations Corp., échangeables contre de tels titres ou pouvant être levés ou exercés de quelque autre manière que ce soit afin d'acheter de tels titres alors détenus par ces porteurs ou par leur conjoint ou conjointe, directement ou indirectement, à quelque moment que ce soit jusqu'au 28 novembre 2004. L'engagement visait les 3 625 500 parts de fiducie qui avaient été émises à certains administrateurs et membres de la direction de Harvest Operations Corp. au moment du règlement de la débenture de Fiducie.

PERSONNES PHYSIQUES ET MORALES INTÉRESSÉES DANS DES POINTS À L'ORDRE DU JOUR

Sauf pour ce qui est divulgué dans les présentes, la direction de Harvest n'est au courant d'aucun intérêt important qu'un administrateur, un membre de la direction principale, un candidat au poste d'administrateur de Harvest Operations Corp. ou une personne ayant des liens avec ceux-ci ou faisant partie de leur groupe pourrait avoir dans un point à l'ordre du jour de l'assemblée.

AUTRES QUESTIONS

Sauf pour ce qui est des questions mentionnées dans l'avis de convocation, la direction de Harvest n'est au courant d'aucune question ou modification devant être soumise à l'assemblée; toutefois, si une autre question est valablement soumise à l'assemblée, les fondés de pouvoir exerceront les droits de vote rattachés à la procuration ci-jointe avec discernement.

APPROBATION ET ATTESTATION

Le conseil d'administration de Harvest Operations Corp., pour le compte de la Fiducie, a approuvé le contenu de la présente circulaire d'information et en a autorisé l'envoi.

Le texte qui précède ne contient aucun énoncé faux d'un fait important ni n'omet d'énoncer un fait important qui est requis ou dont la mention est nécessaire afin qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait.

FAIT le 30 avril 2003

Pour HARVEST ENERGY TRUST,
Harvest Operations Corp.,

(signé) Jacob Roorda
Président

(signé) David Fisher
Vice-président, Finances

ANNEXE A
RÉSOLUTION RELATIVE AUX MODIFICATIONS DE L'ACTE DE FIDUCIE

IL EST RÉSOLU, À TITRE DE RÉSOLUTION SPÉCIALE, CE QUI SUIT :

1. L'acte de fiducie est modifié comme suit :

Le paragraphe 3.2 de l'acte de fiducie est supprimé et remplacé par ce qui suit :

> « **3.2 Nombre autorisé de parts de fiducie et de parts spéciales à droit de vote**
>
> Le nombre global de parts de fiducie et de parts spéciales à droit de vote qui sont autorisées et peuvent être émises aux termes des présentes est illimité. »

L'acte de fiducie est modifié par l'ajout d'un nouveau paragraphe 3.10, dont l'énoncé est le suivant :

> « **3.10 Droits de vote spéciaux**
>
> En plus des parts de fiducie, la Fiducie peut émettre des droits de vote spéciaux qui confèrent à leurs porteurs le droit d'exprimer aux assemblées des porteurs de parts le nombre de voix prescrit par le conseil d'administration de la Société dans la résolution autorisant l'émission des droits de vote spéciaux en question. Sauf pour ce qui est du droit de voter aux assemblées des porteurs de parts, les droits de vote spéciaux ne confèrent aucun autre droit à leurs porteurs. Il demeure donc entendu que les porteurs des droits de vote spéciaux n'auront pas droit aux distributions de quelque nature que ce soit versées par la Fiducie ni à quelque part que ce soit de l'actif de la Fiducie advenant la dissolution de celle-ci. »

Le paragraphe 8.2 de l'acte de fiducie est supprimé et remplacé par ce qui suit :

> « **8.2 Placements et autres questions**
>
> Le fiduciaire délègue par les présentes à la Société (par l'entremise de son conseil d'administration) la responsabilité de toutes les questions afférentes a) à un placement, notamment (i) la conformité aux lois applicables, (ii) le contenu des documents relatifs au placement, l'exactitude de l'information qui y est donnée et l'attestation donnée à l'égard de ces documents, (iii) la conclusion d'une convention de souscription, de prise ferme ou de placement pour compte prévoyant la vente de parts de fiducie, de titres convertibles en parts de fiducie ou échangeables contre celles-ci ou de droits d'achat de parts de fiducie, (iv) l'adoption d'un régime de droits pour la protection des porteurs de parts et, sans restriction, les questions énoncées à l'alinéa 7.1b) des présentes de même que (v) le règlement de toutes les questions ayant trait à une convention de prise ferme prévoyant la vente de parts de fiducie ou de droits d'achat de parts de fiducie, et b) aux modalités des contrats

importants et à la modification de ceux-ci. La Société accepte cette responsabilité par les présentes et convient que, à l'égard de ces questions, elle remplira ses fonctions honnêtement, de bonne foi et dans l'intérêt de la Fiducie et des porteurs de parts en faisant preuve de la même diligence et compétence dont ferait preuve une personne raisonnablement prudente dans des circonstances comparables. La Société peut, et le fiduciaire devra, s'il en reçoit la directive écrite de la Société, signer des conventions pour le compte de la Fiducie selon ce que la Société l'aura autorisé à faire dans la mesure des pouvoirs qui lui auront été délégués aux termes des présentes. »

2. sous réserve de la mise en application de la présente résolution spéciale de la manière énoncée au paragraphe 3 ci-après, la présente résolution spéciale prendra effet en date de son approbation par les porteurs de parts;

3. les membres de la direction autorisés de Harvest Operations Corp. (« Harvest ») ou le fiduciaire, pour le compte de la Fiducie, reçoivent par les présentes l'autorisation et l'instruction de signer, de remettre et de déposer tous les documents et de prendre toutes les mesures qu'ils jugent nécessaires ou souhaitables en vue de la mise en application de la présente résolution spéciale, aux moments qu'ils établiront; toutefois, les administrateurs de Harvest Operations Corp. peuvent, à leur discrétion et sans l'approbation des porteurs de parts, révoquer et annuler la présente résolution spéciale ou l'une ou l'autre des modifications de l'acte de fiducie qui y sont prévues avant qu'on y ait donné suite.

ANNEXE B
RÉSOLUTION RELATIVE AUX ACTIONS DE HARVEST

IL EST RÉSOLU, À TITRE DE RÉSOLUTION SPÉCIALE, CE QUI SUIT :

1. Les statuts constitutifs de Harvest Operations Corp. (« Harvest ») sont modifiés conformément à l'article 173(1)d) de la *Business Corporations Act* (Alberta) afin de créer une nouvelle catégorie d'actions ordinaires sans droit de vote (les « actions ordinaires sans droit de vote ») comportant les mêmes droits, privilèges et restrictions que les actions ordinaires comportant droit de vote de Harvest, sauf que ces actions ordinaires sans droit de vote ne donnent pas à leurs porteurs le droit d'être convoqués et d'assister aux assemblées des actionnaires de Harvest;

2. sous réserve de la mise en application de la présente résolution spéciale de la manière énoncée au paragraphe 3 ci-après, la présente résolution spéciale prendra effet en date de son approbation par les porteurs de parts;

3. les membres de la direction autorisés de Harvest ou le fiduciaire, pour le compte de la Fiducie, reçoivent par les présentes l'autorisation et l'instruction de signer, de remettre et de déposer tous les documents et de prendre toutes les mesures qu'ils jugent nécessaires ou souhaitables en vue de la mise en application de la présente résolution spéciale, aux moments qu'ils établiront; toutefois, les administrateurs de Harvest peuvent, à leur discrétion et sans l'approbation des porteurs de parts, révoquer et annuler la présente résolution spéciale ou l'une ou l'autre des modifications de l'acte de fiducie qui y sont prévues avant qu'on y ait donné suite.



HARVEST ENERGY TRUST

Procuration destinée à
l'assemblée annuelle et extraordinaire des porteurs de parts

Le porteur de parts soussigné (le « porteur de parts ») de Harvest Energy Trust (la « Fiducie ») nomme par les présentes M. Bruce Chernoff, président du conseil de Harvest Operations Corp., de Calgary, en Alberta, ou, à défaut de celui-ci, Jacob Roorda, président de Harvest Operations Corp., de Calgary, en Alberta, ou, à la place de l'un ou l'autre d'entre eux, ______________________________, comme fondé de pouvoir, avec pleins pouvoirs de substitution, autorisé à assister, à agir et à voter pour son compte à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie (l'« assemblée ») devant avoir lieu le 12 juin 2003 et à toute reprise de celle-ci en cas d'ajournement, ainsi qu'à l'occasion de tout scrutin pouvant en résulter, dans la même mesure et avec les mêmes pouvoirs que s'il assistait à l'assemblée, le fondé de pouvoir pouvant voter à sa discrétion, sauf instructions contraires ci-dessous. Sans restreindre les pouvoirs généraux conférés par les présentes, le soussigné ordonne par les présentes au fondé de pouvoir d'exercer comme suit les droits de vote afférents aux parts de Harvest Energy Trust (les « parts ») représentées par la présente procuration :

1. **VOTER POUR** ☐ la résolution ordinaire nommant de nouveau Valiant Trust Company à titre de fiduciaire de la Fiducie pour un mandat expirant à la fin de la prochaine assemblée annuelle, comme il est décrit dans la circulaire d'information de la Fiducie datée du 30 avril 2003 (la « circulaire d'information »), **ou NE PAS VOTER** ☐;

2. **VOTER POUR** ☐ l'élection à titres d'administrateurs de Harvest Operations Corp., pour l'année à venir, des cinq (5) candidats indiqués dans la circulaire d'information **ou NE PAS VOTER** ☐;

3. **VOTER POUR** ☐ la nomination de KPMG s.r.l., comptables agréés, à titre de vérificateurs de la Fiducie pour un mandat expirant à la prochaine assemblée annuelle des porteurs de parts, comme il est décrit dans la circulaire d'information, **ou NE PAS VOTER** ☐;

4. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution relative aux modifications de l'acte de fiducie approuvant les modifications de l'acte de fiducie énoncées dans la circulaire d'information;

5. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution relative aux actions de Harvest approuvant la modification des statuts de Harvest Operations Corp., comme il est décrit dans la circulaire d'information;

6. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution ordinaire autorisant l'augmentation du nombre de parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif de la Fiducie, comme il est décrit dans la circulaire d'information;

7. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution ordinaire approuvant l'émission, par la Fiducie, dans le cadre d'un ou de plusieurs placements privés, du nombre de titres qui ferait en sorte que la Fiducie émette, au cours des douze (12) prochains mois, les parts de fiducie n'excédant pas 100 % des parts de fiducie actuellement émises et en circulation, comme il est décrit dans la circulaire d'information et sous réserve de l'obtention de toutes les approbations nécessaires des organismes de réglementation;

8. À l'entière discrétion du fondé de pouvoir, voter pour ou contre toute modification des questions susmentionnées ou toute autre question qui pourrait être valablement soumise à l'assemblée et à toute reprise de celle-ci en cas d'ajournement.

La présente procuration est sollicitée pour le compte de la direction de Harvest Operations Corp. Les droits de vote afférents aux parts de fiducie qu'elle représente seront exercés et, si le porteur de parts précise un choix quant aux questions susmentionnées, ils le seront conformément aux instructions données ci-dessus ou, à défaut d'instructions, ils le seront en faveur de ces questions. Chaque porteur de parts peut nommer un fondé de pouvoir autre que les personnes désignées ci-dessus, lequel ne doit pas nécessairement être porteur de parts, qui assistera et agira pour son compte à l'assemblée, en rayant le nom des représentants de la direction et en inscrivant lisiblement en lettres moulées dans l'espace [illegible] ouvoir de son choix.

Le soussigné révoque par les présentes toute procuration donnée antérieurement.

Fait le ______________________________ 2003

____
(signature du porteur de parts)

____
(nom du porteur de parts, en lettres moulées)

NOTES

1. Si le porteur de parts est une société par actions, la présente procuration devra être revêtue de son sceau ou de la signature d'un membre de sa direction ou de son mandataire dûment autorisé.

2. La présente procuration doit être datée, et la signature qui y est apposée doit correspondre exactement au nom auquel les parts sont immatriculées.

3. La personne qui signe à titre d'exécuteur testamentaire, d'administrateur judiciaire ou de fiduciaire, entre autres, devrait l'indiquer et préciser à quel titre elle signe.

4. La présente procuration ne sera valide et ne pourra être utilisée que si elle est remplie comme il est indiqué dans les présentes et remise à l'attention de Valiant Trust Company, 550, 6th Avenue S.W., bureau 510, Toronto (Ontario) T2P 0S2, avant 16 h 30 (heure de Calgary) le 10 juin 2003. La procuration n'est valide qu'à l'assemblée à laquelle elle est destinée et à toute reprise de celle-ci en cas d'ajournement.




Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES $40 MILLION BOUGHT DEAL FINANCING

Calgary, January 12th, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") is pleased to announce it has entered into an agreement, on a bought deal basis, with a syndicate of underwriters led by National Bank Financial Inc. for an offering of $40,000,000 aggregate principal amount of convertible unsecured subordinated debentures (the "Debentures"). The underwriters have also been granted an option to purchase up to an additional $10,000,000 of the Debentures, which is exercisable at the discretion of the underwriters at any time up to 48 hours prior to closing. The offering is subject to normal regulatory approval and expected to close on or about January 29, 2004.

The Debentures, with a face value of $1,000 per Debenture, will have a coupon of 9%, mature on May 31, 2009 and will be convertible into trust units of Harvest at a price of $14.00 per trust unit. Purchasers converting their Debentures will receive accrued and unpaid interest thereon. Purchasers of the Debentures will receive interest semi-annually with the first interest payment occurring on May 31, 2004.

The net proceeds of the offering will be used to repay the $25 million of Equity Bridge Notes outstanding, to reduce bank indebtedness and for general corporate purposes.

The securities of Harvest have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Harvest's trust units trade on the Toronto Stock Exchange under the symbol HTE.UN.

This press release is not for release or distribution in the United States.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

(98)

RAPPORT DE GESTION

Le présent rapport de gestion sur les résultats d'exploitation et les résultats financiers de Harvest Energy Trust (la « Fiducie ») doit être lu de concert avec les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2002.

RÉSULTATS D'EXPLOITATION

PRODUITS TIRÉS DU PÉTROLE ET DU GAZ NATUREL

Production et volume de ventes

La production de Harvest est constituée de pétrole de densité moyenne, de pétrole lourd, de liquides de gaz naturel et de gaz naturel provenant de propriétés situées dans l'est de l'Alberta. En 2002, les ventes de pétrole et de gaz naturel se sont établies à une moyenne de 4 307 bep/j. Le tableau ci-dessous donne le détail du volume de ventes moyen pour les 175 jours d'exploitation de la Fiducie en 2002 :

Volume de ventes en 2002			(%)
Pétrole de densité moyenne	2 718	b/j	63
Pétrole lourd	1 463	b/j	34
Total du pétrole	4 181	b/j	97
Liquides de gaz naturel	22	b/j	1
Total du pétrole et des liquides	4 203	b/j	98
Gaz naturel	624	kpi^3/j	2
Total de l'équivalent de pétrole	4 307	bep/j	100

Les propriétés acquises le 10 juillet 2002 (zone Thompson Lake) et le 15 novembre 2002 (zone Hayter/Provost) ont produit quelque 2 785 bep/j et 1 522 bep/j, respectivement. Dans les 46 derniers jours de 2002, la production moyenne des propriétés pétrolifères et gazéifères de Hayter/Provost a été de 5 791 bep/j. À la fin de l'exercice 2002, la production de Harvest totalisait 8 610 bep/j, soit 5 795 b/j de pétrole lourd, 2 600 b/j de pétrole de densité moyenne, 19 b/j de liquides de gaz naturel et 1 177 kpi^3/j de gaz naturel.

Prix des marchandises

Harvest a obtenu un prix de vente moyen de 30,13 $ le bep au cours de l'exercice 2002. Compte tenu de l'incidence des pertes de couverture du pétrole de 1,0 million de dollars, ce prix a été de 28,79 $ le bep. Le tableau suivant indique la moyenne des prix au gisement que la Fiducie a touchés en 2002 pour chacun de ses produits :

Moyenne des prix de vente au gisement en 2002	
Pétrole lourd	22,63 $/b
Pétrole de densité moyenne	34,21 $/b
Total du pétrole	30,16 $/b
Liquides de gaz naturel	37,64 $/b
Total du pétrole et des liquides	30,20 $/b
Gaz naturel	4,54 $/kpi^3
Équivalent de pétrole	30,13 $/bep

La majeure partie de la production de pétrole lourd de Harvest a résulté de l'acquisition des propriétés de Hayter/Provost le 15 novembre 2002. Concurremment à cette opération, Harvest a conclu un contrat portant sur la vente de pétrole lourd à compter de la date d'acquisition des propriétés jusqu'au 31 décembre 2003. Le volume visé par cette entente, soit 6 000 b/j, est constitué d'environ 5 000 b/j de pétrole lourd et 1 000 b/j de condensats. Le prix que touche Harvest est fondé sur un tunnel sur le prix du WTI moins un écart fixe de 8,233 $ US le baril. Le prix plafond de ce tunnel est de 25,477 $ US le baril, et son prix plancher est de 22,633 $ US le baril. Dans les faits, ce contrat restreint les conséquences que pourraient avoir les fluctuations des prix du pétrole et de l'écart du pétrole lourd sur le plan commercial de la Fiducie.

Harvest a conclu des couvertures matérielles à l'égard d'une partie de sa production de pétrole de densité moyenne. Au cours de la période allant de septembre 2002 au 31 décembre 2002, elle a touché un prix de 39,31 $ le baril sur 1 200 b/j et a également vendu 500 b/j aux termes d'un tunnel comportant un prix plancher de 36,50 $ le baril et un prix plafond de 41,67 $ le baril. Harvest a également conclu plusieurs couvertures financières pour 2003, 2004 et 2005. Ses couvertures sont décrites en détail dans la note traitant des instruments financiers et afférente aux états financiers consolidés vérifiés paraissant ailleurs dans ce prospectus.

Le conseil d'administration de la filiale en exploitation, Harvest Operations Corp., examine et approuve une politique de gestion des risques qui donne à la direction des directives concernant les ententes de couverture. De plus, le conseil d'administration passe en revue et approuve les couvertures que négocie l'équipe de direction. Conformément à sa politique de gestion des risques, Harvest a conclu des couvertures avec diverses contreparties solvables afin d'atténuer le risque inhérent à l'incapacité des contreparties d'honorer leurs engagements contractuels.

Harvest conclut des ententes de couverture afin de s'assurer que les prix qu'elle obtient pour la production provenant de réserves productives prouvées lui procureront suffisamment de flux de trésorerie pour qu'elle puisse verser ses distributions mensuelles aux porteurs de parts et financer ses programmes d'investissement et d'acquisition dans le cadre de son plan commercial, lequel suppose la continuité de son exploitation. Dans l'ensemble, Harvest s'est assurée que les prix qu'elle touchera en 2003 à l'égard de 7 600 b/j de sa production généreront des flux de trésorerie qui lui permettront de verser des distributions de 0,20 $ par mois en 2003 et qui l'aideront à financer son programme d'investissement.

Produits

En 2002, les produits, avant les redevances, ont totalisé 21,8 millions de dollars et ont résulté de la composition des ventes indiquée ci-après :

Produit	***(en milliers de dollars)***	***(en %)***
Pétrole lourd	5 791	26
Pétrole de densité moyenne	16 277	75
Liquides de gaz naturel	144	1
Gaz naturel	496	2
Produits tirés de la production	22 708	104
Couvertures	(1 009)	(5)
Revenu de redevances	120	1
Total	21 820	100

CHARGES AU TITRE DES REDEVANCES

Harvest a payé des redevances de 2,9 millions de dollars en 2002, soit quelque 3,80 $ par bep. Le tableau ci-dessous en donne le détail :

	Charges au titre des redevances (en milliers de dollars)			
Produit	**À la Couronne**	**Autres qu'à la Couronne**	**Total**	**% des produits tirés de la production**
Pétrole lourd	358	841	1 199	21
Pétrole de densité moyenne	746	807	1 553	10
Liquides de gaz naturel	19	1	20	14
Gaz naturel	77	15	92	19
Total	1 200	1 664	2 864	13

Les redevances associées à la production de 2002 n'ont pas été admissibles au CIAR puisque cette production a été acquise auprès de sociétés qui avaient déjà obtenu le montant maximal du CIAR. Toutefois, Harvest prévoit forer au moins 16 puits sur les propriétés acquises en 2003, et toute redevance à la Couronne résultant de la production des puits forés par Harvest sera admissible au CIAR.

FRAIS D'EXPLOITATION

Pour 2002, les frais d'exploitation de Harvest ont été de 6,4 millions de dollars, ou 8,49 $ par bep. Harvest est l'exploitant de toutes ses grandes propriétés. Elle considère qu'il est important d'exploiter elle-même ses propriétés puisque cela lui permet de s'assurer que ses meilleures méthodes sont appliquées aux activités d'exploitation, et ce, dans l'optique de réduire au minimum les coûts et d'optimiser la production et le taux de récupération des réserves.

Les coûts de l'énergie électrique (49 %), de l'entretien (17 %) et de la main-d'œuvre (8 %) constituent la majeure partie des coûts d'exploitation de Harvest. Dans le passé, la consommation nette d'énergie électrique au gisement a été d'environ 18 MW. Compte tenu de l'incidence de l'acquisition de la propriété Killarney en avril 2003, la consommation d'énergie électrique augmentera en 2003, pour s'établir à environ 24 MW. En 2002, Harvest a conclu des contrats visant l'achat, en 2003, de 5 MW au prix de 46,30 $ le MWh. Au début de 2003, Harvest a également conclu un contrat pour fixer le prix, en 2004, de 5 MWh supplémentaires d'électricité au prix de 46,00 $ le MWh. Après l'achèvement des états financiers, Harvest a convenu d'acheter 11 MWh d'électricité au prix de 44,50 $ le MWh au cours de la période allant du 1er avril 2003 au 31 mars 2006.

En raison du stade de maturité des propriétés pétrolifères et gazéifères de Harvest et du fait que la direction entend réduire le taux de leur baisse de production et accroître la récupération des hydrocarbures qu'elles recèlent, les frais d'entretien continueront de représenter une partie importante des coûts d'exploitation. Cependant, Harvest est d'avis qu'avec une attention soutenue et quotidienne et une saine planification, elle saura bien les gérer.

Les 26 employés de Harvest sur le terrain assurent l'exploitation de ses puits. Ces employés reçoivent une rémunération comparable à celle offerte dans le secteur et, pour mieux les motiver, ils ont droit à des primes fondées sur le rendement de la société et leur propre rendement. La direction est d'avis qu'avoir ses propres employés sur le terrain au lieu de faire appel à des entrepreneurs externes joue un rôle de premier plan dans la réalisation fructueuse de son plan commercial.

PRODUITS D'EXPLOITATION NETS

En 2002, la marge d'exploitation de Harvest a été de 12,6 millions de dollars, ou 16,66 $ par bep. Ce qui suit résume ses produits d'exploitation nets :

	En milliers de dollars	**$/bep**	**% des produits**
Produits tirés de la production	22 708	30,13	104
Pertes de couverture	(1 009)	(1,34)	(5)
Revenu de redevances	120	0,16	1
Redevances	(2 864)	(3,80)	(13)
Frais d'exploitation	(6 396)	(8,49)	(29)
Produits d'exploitation nets	12 559	16,66	58

FRAIS GÉNÉRAUX ET ADMINISTRATIFS

Les frais généraux et administratifs se sont élevés à 0,8 million de dollars, ou 1,00 $ par bep, en 2002. De ce montant, une tranche de 0,6 million de dollars, ou 0,77 $ par bep, a été imputée aux résultats. Conformément à la stratégie de continuité de l'exploitation de Harvest et contrairement à d'autres fiducies traditionnelles du secteur de l'énergie, une partie de ses frais généraux et administratifs est liée à ses activités de mise en valeur de propriétés pétrolifères et gazéifères. C'est pourquoi des frais généraux et administratifs de 0,2 million de dollars, ou 0,23 $ par bep, ont été capitalisés.

La gestion de Harvest se fait entièrement à l'interne, sans recours à des conventions de gestion avec des tiers. La rémunération de l'équipe de gestion de la Fiducie est constituée de salaires comparables à ceux offerts dans le secteur, d'un régime de primes et d'un régime d'achat de parts incitatif. Les administrateurs, dirigeants, fondateurs et leurs affiliés détiennent environ 51 % des parts de fiducie de Harvest, à la suite du financement par capitaux propres du 4 février 2003.

INTÉRÊTS DÉBITEURS ET AMORTISSEMENT DES FRAIS DE FINANCEMENT REPORTÉS

Les intérêts débiteurs se sont élevés à 2,0 millions de dollars et les frais de financement reportés amortis associés aux coûts de garantie des facilités de crédit bancaire ont totalisé 0,6 million de dollars. En 2002, la Harvest a engagé 0,8 million de dollars d'intérêts débiteurs sur la dette bancaire qui a servi à financer une partie des acquisitions de propriétés pétrolifères et gazéifères et à lui procurer du fonds de roulement. La Fiducie a également payé 1,2 million de dollars d'intérêts sur un crédit-relais et sur une débenture qui l'ont aidée à démarrer ses activités. Le crédit-relais et la débenture ont été remboursés le 5 décembre 2002, date à laquelle la Fiducie a mené à terme son premier appel public à l'épargne.

Le 31 décembre 2002, la dette bancaire s'élevait à 45,7 millions de dollars et les frais de financement reportés non amortis s'établissaient à 2,2 millions de dollars. Les frais de financement reportés seront amortis selon la méthode linéaire sur la durée de la facilité de crédit bancaire concernée.

ÉPUISEMENT, AMORTISSEMENT ET FRAIS FUTURS DE RESTAURATION DES LIEUX

En 2002, la provision pour l'épuisement, l'amortissement et les frais futurs de restauration des lieux a totalisé 5,7 millions de dollars. Ce montant comprend 5,1 millions de dollars au titre de l'épuisement et de l'amortissement des propriétés pétrolifères et gazéifères, 32 000 $ aux fins de l'amortissement du mobilier de bureau et du matériel et 0,5 million de dollars eu égard aux frais futurs d'abandon et de restauration des lieux. Le taux d'épuisement et d'amortissement des propriétés pétrolifères et gazéifères a été de 6,77 $ par

bep et a été fondé sur les coûts d'acquisition des propriétés pétrolifères et gazéifères. Le taux de 0,72 $ par bep qui a servi à déterminer le montant de la provision pour les frais futurs de restauration des lieux a été établi d'après le montant final des frais futurs qu'ont estimé la direction et un tiers indépendant, à savoir 9,2 millions de dollars. L'amortissement du mobilier de bureau et du matériel a été calculé selon la méthode linéaire et à des taux variant de 10 % à 33 %.

IMPÔTS SUR LES BÉNÉFICES

Harvest Energy Trust

Pour 2002, les impôts sur les bénéfices sont constitués de 47 000 $ au titre de l'impôt des grandes sociétés et d'un recouvrement d'impôts futurs de 1,3 million de dollars, ce qui a résulté de la consolidation des comptes de la Fiducie et de ceux de son entité en exploitation détenue à 100 %, Harvest Operations Corp. Hormis l'impôt des grandes sociétés, ni la Fiducie ni son entité en exploitation détenue à 100 % ne devraient avoir à verser d'impôts au comptant en 2003.

À la fin de 2002, l'entité en exploitation disposait de réserves à des fins fiscales de 32 millions de dollars pouvant être utilisées pour réduire son bénéfice d'exercices à venir. Ces réserves à des fins fiscales comprenaient 6,3 millions de dollars de frais à l'égard de biens canadiens relatifs au pétrole et au gaz (« FBCPG »), 0,2 million de dollars de frais d'aménagement au Canada, 0,3 million de dollars de frais d'exploration au Canada, 21,7 millions de dollars de coûts de biens corporels non déduits, 2,2 millions de dollars de frais de financement reportés et 1,3 million de dollars de reports prospectifs de pertes autres qu'en capital. De même, la Fiducie a des réserves à des fins fiscales totalisant 63 millions de dollars, soit 48,3 millions de dollars de FBCPG, 2,7 millions de dollars de frais d'émission de parts de fiducie et 12,0 millions de dollars de pertes fiscales.

Porteurs de parts

La Fiducie a déclaré des distributions de 0,20 $ par part de fiducie à verser à ses porteurs de parts pour le mois de décembre 2002. Ces distributions ont été versées le 15 janvier 2003. Par conséquent, la distribution de décembre est comptabilisée par les porteurs de parts en 2003. La distribution sera affectée à titre de remboursement de capital et, de ce fait, elle fait l'objet d'un report d'imposition. Toutefois, les porteurs de parts seront tenus de réduire le prix de base rajusté de leur participation dans Harvest du montant correspondant à la distribution qu'ils ont reçue.

FLUX DE TRÉSORERIE ET BÉNÉFICE

En 2002, les flux de trésorerie et le bénéfice net consolidés ont été de 9,5 millions de dollars (12,61 $ par bep) et de 5,1 millions de dollars (6,81 $ par bep), respectivement. Les montants correspondants par part de fiducie ont été de 6,83 $ (6,43 $ après dilution) et 3,69 $ (3,46 $ après dilution), respectivement, ce qui est largement supérieur à ceux qui seront inscrits en 2003 puisque la quasi-totalité des parts de Harvest ont été en circulation pendant seulement 26 jours en 2002.

DÉPENSES EN IMMOBILISATIONS

Pour l'exercice 2002, les dépenses en immobilisations ont totalisé 76,9 millions de dollars. Les acquisitions de propriétés pétrolifères et gazéifères, au coût de 76,2 millions de dollars, ont représenté la majeure partie de ces dépenses. Le tableau ci-dessous renferme des renseignements détaillés sur les acquisitions de propriétés réalisées au cours de l'exercice.

Acquisitions

Zone	Date de conclusion	Production acquise (bep/j)	Prix de clôture (en milliers de dollars)	Coût par bep Réserves établies ($/bep)	Coût par bep Production à la conclusion ($/bep/j)
Thompson Lake	Juillet et octobre	2 754	27 185	5,85	9 871
Hayter	Le 15 novembre	5 752	48 968	6,57	8 513
Total des acquisitions de propriétés		8 506	76 153	6,30	8 953

STRUCTURE DU CAPITAL ET RESSOURCES FINANCIÈRES

Au 31 décembre 2002, le fonds de roulement s'établissait à 11 millions de dollars et l'encours de la dette bancaire, à 45,7 millions de dollars. Le montant net de la dette (soit le fonds de roulement et la dette bancaire combinés) a totalisé 34,7 millions de dollars. Les capitaux propres des fondateurs, soit 5,0 millions de dollars, étaient sous la forme d'une débenture. La débenture des fondateurs a par la suite été réglée par le biais de l'émission de 5 millions de parts de fiducie. Le 5 décembre 2002, la Fiducie a mené à terme son premier appel public à l'épargne qui a entraîné (après la levée de l'option d'attribution excédentaire des preneurs fermes) l'émission de 4 312 500 parts de fiducie et un produit brut de 34,5 millions de dollars. Par conséquent, le total des parts de fiducie émises au 31 décembre 2002 était de 9 312 500. La capitalisation boursière en fonction du cours de fin d'exercice de 9,50 $ la part de fiducie s'est établie à 88,5 millions de dollars et le total de la structure du capital, à 123,2 millions de dollars.

La Fiducie a conclu diverses opérations de couverture (contrats de vente physiques, tunnels et swaps) afin d'atténuer l'incidence de la fluctuation des prix des marchandises sur la capacité de la Fiducie de réaliser son plan commercial et de verser à ses porteurs de parts une distribution mensuelle de 0,20 $ par part de fiducie. À la fin de 2002, la Fiducie avait couvert le prix de 7 600 b/j. En raison principalement des prix relatifs du pétrole plus élevés au cours de la première partie de 2003, l'évaluation à la valeur du marché des contrats au 30 avril 2003 correspondait à une perte de 0,7 million de dollars US. Afin de garantir ses obligations, la Fiducie a déposé auprès des contreparties, des sûretés, des lettres de crédit et des liquidités d'un montant de 1,0 million de dollars. Les exigences en matière de sûreté changent à mesure que les prix du pétrole fluctuent. Les sûretés déposées ont une incidence sur la base d'emprunt de la Fiducie et par conséquent, elles réduisent les sommes dont la Fiducie pourrait disposer pour satisfaire à ses obligations ou pour engager des dépenses en immobilisations.

Avoir des porteurs de parts

Les marchés publics des actions sont disposés à procurer des capitaux propres aux fiducies du secteur de l'énergie. Grâce à la réussite de son plan commercial visant la continuité de l'exploitation, Harvest prévoit mettre sur pied un véhicule d'investissement qui lui permettra d'attirer des capitaux propres dans des contextes de marchés tant dynamiques que difficiles.

Comme il en a été fait mention plus avant, il y a avait 9 312 500 parts de fiducie en circulation au 31 décembre 2002. En 2002, l'émission de parts de fiducie a rapporté à Harvest un produit brut de 39,5 millions de dollars, ou 36,7 millions de dollars déduction faite des commissions des preneurs fermes et des frais d'émission.

Le 24 janvier 2003, la Fiducie a émis 150 000 parts de fiducie supplémentaires à l'exercice de bons de souscription. Les bons de souscription ont été émis dans le cadre de la mise en place d'une facilité d'emprunt d'un montant de 43 millions de dollars visant à assurer le relais et le soutien lors de la clôture de l'acquisition, en 2002, de propriétés pétrolières et gazières. La facilité d'emprunt de relais a été remboursée en décembre 2002 par une dette bancaire et par des sommes provenant du premier appel public à l'épargne.

Le 30 janvier 2003, Harvest a obtenu l'approbation des organismes provinciaux de réglementation des valeurs mobilières relativement au régime de réinvestissement des distributions (« RRD ») de la Fiducie. La participation des porteurs de parts dans le RRD, relativement aux distributions de janvier, de février et de mars 2003, a entraîné l'émission respectivement de 79 208, de 73 230 et de 96 019 nouvelles parts de fiducie pour un produit total de près de 2,5 millions de dollars, somme qui a été réinvestie dans Harvest.

Le 4 février 2003, la Fiducie a émis 1 500 000 bons de souscription spéciaux au prix de 10,00 $ le bon de souscription spécial dans le cadre d'une convention d'acquisition ferme. L'émission a rapporté un produit brut de 15 millions de dollars, soit environ 14 millions de dollars déduction faite des commissions des preneurs fermes et des frais d'émission. Les fonds tirés de ce financement ont servi à rembourser une partie de la dette bancaire et à alimenter le fonds de roulement. Le 7 mars 2003, Harvest a déposé un prospectus relativement à des parts de fiducie devant être émises dans le cadre du financement par bons de souscription spéciaux. À la suite du dépôt du prospectus, les bons de souscription spéciaux ont été exercés et 1,5 million de parts de fiducie ont été émises.

Dette

Au 31 décembre 2002, la dette bancaire de la Fiducie s'élevait à 45,7 millions de dollars et le montant net de la dette, à 34,7 millions de dollars.

Le 15 novembre 2002, Harvest a conclu une facilité de crédit (la « facilité ») d'un montant de 60 millions de dollars US (environ 100 millions de dollars) auprès d'une banque étrangère, WestLB AG. La base d'emprunt de la facilité est de 38 millions de dollars US (environ 60 millions de dollars). La facilité est en vigueur jusqu'au 30 avril 2004 et permet à Harvest d'avoir accès à divers types d'emprunts, y compris des emprunts en dollars CA et en dollars US, des emprunts au TIOL, des acceptations bancaires canadiennes et américaine et l'émission de lettres de crédit d'un montant maximal de 7,5 millions de dollars (5 millions de dollars US). Au 31 décembre 2002, la Fiducie disposait d'une capacité d'emprunt non utilisée de 14,3 millions de dollars aux termes de la facilité. En raison de l'émission de titres de capitaux propres sous forme de bons de souscription spéciaux et des flux de trésorerie provenant de l'exploitation, une tranche d'environ 18 millions de dollars a été remboursée au premier trimestre de 2003, laissant une capacité d'emprunt d'environ 30 millions de dollars. Au 31 décembre 2002, Harvest s'est servie de la facilité pour effectuer un emprunt en dollars US. Compte tenu de la faiblesse du taux préférentiel américain et de la couverture de change naturelle à l'égard du prix de marchandises, Harvest considère que ce type d'emprunt est souhaitable à l'heure actuelle. Toutefois, à la lumière d'un changement de la situation du marché, Harvest réexaminera les diverses possibilités d'emprunts aux termes de la facilité et aura recours à celles qui conviennent le mieux au plan commercial de la Fiducie

Les restrictions financières liées à la facilité comprennent ce qui suit :

- une couverture des intérêts égale à au moins deux fois le bénéfice, avant les intérêts, les impôts et l'amortissement et épuisement (le « BAIIA »);
- un ratio de la dette bancaire par rapport au BAIIA de moins de trois fois;

- une couverture des charges fixes plus élevé que 1,25 fois;
- un ratio capitaux empruntés/capitaux propres de moins de deux fois; et
- la somme du fonds de roulement et de la tranche inutilisée de la facilité doit être positive.

Parmi les autres restrictions, l'obligation que les deux tiers du montant net de la production soient couverts, ce qui s'ajoute aux restrictions habituelles normalement associées aux facilités de crédit bancaires, telles qu'une assurance adéquate, un montant maximal imposé à la dette bancaire supplémentaire, le maintien du statut juridique et l'examen semestriel des réserves de pétrole et de gaz naturel. Harvest ne prévoit pas que les restrictions applicables à la facilité de crédit compromettront la réalisation du plan commercial.

La facilité de crédit doit, selon les prévisions, venir à échéance le 30 avril 2004. La dette, lorsqu'elle est utilisée avec prudence, continuera de constituer une source de financement. À cet effet, au cours de 2003, Harvest examinera les possibilités de remplacer, d'accroître ou de prolonger la facilité existante.

Fonds de remise en état

Au 31 décembre 2002, les frais futurs d'abandon, de restauration et de remise en état des lieux, déduction faite des recouvrements liés à la valeur de récupération, ont été estimés à 9,2 millions de dollars. Harvest a mis en place un fonds de remise en état des lieux (le « fonds de remise en état ») afin de s'assurer que la Fiducie dispose des ressources financières adéquates pour financer ces activités. Les contributions d'Harvest au fonds de remise en état seront sous forme d'actifs (liquidités et placements) ou seront effectuées par le biais d'une restriction quant à l'utilisation des facilités de crédit disponibles. Le fonds de remise en état sera réduit à mesure que des dépenses d'abandon et de remise en état des lieux seront réellement engagées à l'égard des propriétés pétrolifères et gazéifères.

Au cours du mois de décembre 2002, Harvest a inscrit une contribution initiale de 125 000 $. En 2003, Harvest prévoit que la contribution supplémentaire, déduction faite des frais, sera d'environ 0,9 million de dollars. La direction examinera le montant estimatif de l'obligation lorsque des acquisitions importantes de propriétés seront conclues ainsi qu'à la fin de chaque exercice. L'examen prendra en compte le calendrier et le montant des dépenses futures. À l'occasion, les contributions au fonds de remise en état peuvent être augmentées ou réduites afin d'assurer l'existence de ressources financières adéquates et que celles-ci sont utilisées efficacement pour répondre aux exigences futures d'Harvest en matière d'abandon et de remise en état des lieux.

Fonds d'investissement

Afin de financer les besoins courants en capitaux qui découlent du plan commercial de la Fiducie, Harvest conservera jusqu'à 50 % des liquidités disponibles aux fins de distribution (par ex. les flux de trésorerie provenant de l'exploitation, moins les contributions au fonds de remise en état). Ces sommes autogénérées permettent à Harvest de répondre à ses besoins en capital pour l'achat de propriétés supplémentaires ou pour effectuer des activités de mise en valeur des propriétés.

À l'heure actuelle, les fonds conservés servent à réduire la dette bancaire. La réduction de la dette bancaire entraîne une augmentation des flux de trésorerie par le biais d'une diminution des intérêts débiteurs, ce qui a une incidence favorable sur les distributions futures.

Le fonds d'investissement a été mis en place à la conclusion du premier appel public à l'épargne de Harvest, au début de décembre 2002. Par conséquent, le solde du fonds au 31 décembre ne reflète qu'un

seul mois de contributions provenant des flux de trésorerie, déduction faite des dépenses en immobilisations.

Fonds d'investissement de 2002

(en millions de dollars)	2002
Solde d'ouverture	0,0
Contributions	0,8
Dépenses en immobilisations	(0,4)
Solde à la fin de l'exercice	0,4

Différend entourant le prix d'achat de Hayter

Au moment de la clôture de l'acquisition de la propriété de la zone Hayter/Provost, le 15 novembre 2002, le vendeur a prétendu que les pertes de couverture de 5,8 millions de dollars engagées du 1er juin 2002 (date réelle de l'acquisition) au 15 novembre 2002 (date de la clôture de l'acquisition) devraient être attribuées à Harvest. Harvest et ses conseillers juridiques sont en désaccord avec le vendeur à ce sujet.

Le différend devrait être réglé dans le cadre d'un processus d'arbitrage ou d'une procédure judiciaire, si nécessaire. Si le dénouement de ce différend fait en sorte que Harvest soit tenue de verser la somme de 5,8 millions de dollars, en tout ou en partie, le versement sera constaté à titre d'augmentation du prix d'achat des éléments incorporels de la propriété. Les montants versés, le cas échéant, seront financés par la dette bancaire et par les flux de trésorerie, ce qui pourrait entraîner une hausse des intérêts débiteurs futurs ou un retard dans les dépenses en immobilisations futures.

Distributions

Harvest a déclaré sa première distribution après la clôture du premier appel public à l'épargne au début de décembre 2002. La distribution de décembre 2002, soit 0,20 $ par part de fiducie ou 1,9 million de dollars, a été versée le 15 janvier 2003 aux porteurs de parts inscrits le 31 décembre 2002. Cette distribution constitue un remboursement de capital, et, par le fait même, les porteurs de parts qui l'ont reçue réduiront à des fins fiscales le coût de base rajusté de leur participation dans Harvest.

RISQUES COMMERCIAUX

Évaluation du risque

Harvest entend réaliser son plan commercial de façon à créer de la valeur pour les porteurs de parts par voie du versement de distributions mensuelles stables et du maintien de la valeur liquidative par part de fiducie. Au moment de la planification de la mise en œuvre de ce plan, il a été établi que les éléments suivants constituaient des risques et, dans certains cas, des occasions propres aux activités de la Fiducie :

- le risque opérationnel lié à la production de pétrole et de gaz naturel;
- le risque inhérent aux réserves et concernant le volume des réserves récupérables;
- le risque lié aux prix des marchandises puisque les prix du pétrole et du gaz naturel fluctuent en raison des forces du marché;
- les risques financiers tels ceux découlant des variations des taux de change entre les dollars canadien et américain, des taux d'intérêt et des obligations en matière de service de la dette;

- les risques associés à l'environnement et à la sécurité que posent les puits et les installations de production; et
- les risques inhérents à l'évolution des politiques gouvernementales, notamment les modifications des lois sur les redevances et l'impôt, et des programmes d'encouragement destinés au secteur pétrolier et gazier.

Gestion du risque

La Fiducie entend atténuer les risques décrits ci-dessous de la façon suivante :

Risque opérationnel

- en appliquant une stratégie de gestion pratique aux propriétés de Harvest;
- en ajoutant de manière sélective du personnel scolarisé et expérimenté, en fournissant des encouragements et en procurant les occasions de maintenir et d'améliorer la compétence technique; et
- en rémunérant les employés au moyen d'une combinaison de salaires et d'avantages sociaux comparables à ceux offerts par la moyenne de l'industrie et d'un régime de primes visant à récompenser la réussite du plan commercial de la Fiducie.

Risque lié aux réserves

- en acquérant des propriétés pétrolifères et aurifères dotées de gisements de haute qualité et dont la production est mature, prévisible et fiable, ce qui a pour effet de réduire l'incertitude technique;
- en soumettant toutes les acquisitions de propriétés à un examen opérationnel, géologique, financier et environnemental rigoureux; et
- en suivant un programme d'investissements visant à réduire le taux d'épuisement de la production et, en bout de ligne, à accroître la récupération des ressources en place.

Risque lié au prix des marchandises

- en mettant en place une politique en matière de gestion du risque et un comité qui verra de façon permanente à surveiller l'efficacité des mesures existantes, à repérer des problèmes nouveaux ou en émergence et à concevoir de même qu'à mettre en œuvre les mesures à prendre;
- en maintenant un programme de couverture des prix des marchandises et des coûts d'électricité (en recourant à des contrats de vente à terme, de swaps et d'options) avec un éventail de contreparties dont la cote de crédit est élevée;
- en surveillant de façon continue le contexte entourant l'établissement des prix des marchandises de manière à commercialiser la production de pétrole et de gaz naturel par le biais de contrats comportant des prix les plus élevés possibles et conclus auprès de contreparties dont la cote de crédit est élevée; et
- en maintenant une structure à faibles coûts afin de maximiser les revenus nets.

Risque financier

- en surveillant les marchés financiers afin de s'assurer que le coût des emprunts et des capitaux propres soit le plus bas possible;
- en conservant jusqu'à 50 % des sommes disponibles aux fins de distribution afin de financer les dépenses en immobilisations et l'acquisition de propriétés dans l'avenir;
- en surveillant la situation financière de la Fiducie et les marchés de change afin de prendre les mesures nécessaires visant à atténuer l'incidence de la fluctuation du taux de change;

- en comparant les résultats financiers réels et les prévisions et en apportant au besoin les corrections nécessaires; et
- en se munissant d'une assurance adéquate afin de couvrir les pertes et toute interruption des activités.

Risques liés à l'environnement et à la sécurité

- en adhérant au programme de sécurité de la Fiducie et en se tenant au courant des pratiques courantes de l'industrie; et
- en accumulant suffisamment de liquidités pour payer les frais futurs d'abandon et de restauration des lieux.

Risques liés à la réglementation

- en maintenant en place un conseil d'administration dont les membres sont expérimentés et diversifiés et jouent un rôle actif de manière à assurer une gouvernance adéquate; et
- en retenant au besoin les services de spécialistes du domaine technique dont le rôle est de conseiller et d'apporter une aide lorsque vient le temps de mettre en œuvre des politiques et des procédures qui découlent d'un changement du contexte réglementaire.

SENSIBILITÉS ET PERSPECTIVES

Perspectives commerciales en 2003

À l'aube de l'exercice 2003, qui constituera le premier exercice complet d'exploitation, Harvest croit que l'atteinte de son objectif qui est de verser des distributions stables et solides à ses porteurs de parts est bien soutenue par sa stratégie, par ses actifs et par le contexte commercial qui prévaut.

Les marchés du pétrole brut sont demeurés volatils au cours du premier trimestre de 2003, et il semble qu'ils s'affaibliront pendant le reste de l'exercice. Pour atténuer le risque auquel l'exposent la contraction des prix du pétrole et la volatilité des écarts entre le pétrole léger et le pétrole lourd, Harvest a élaboré un programme exhaustif de gestion des risques. Quelque 80 % de ses ventes de pétrole brut en 2003 ont été couvertes, et ce, à des prix variant de 23,50 $ US à 28,08 $ US le baril. Ces couvertures permettent à Harvest d'estimer ses produits à court terme avec un degré élevé de certitude.

L'acquisition en avril de la propriété Killarney vient donner plus de poids aux prévisions de Harvest pour 2003 en matière de production et de flux de trésorerie et démontre également le dévouement et l'engagement de cette dernière envers sa stratégie avouée d'acquérir des actifs matures et de haute qualité dans la région importante de l'est de l'Alberta. Harvest s'attend à ce que cette production jumelée à celle des actifs existants entraîne une production de 9 400 bep/j en moyenne au cours de 2003.

À ce jour, Harvest a réussi à fournir à ses porteurs de parts quatre distributions mensuelles consécutives de 0,20 $ par part de fiducie pour la période allant de la création en décembre 2002 jusqu'en mars 2003. En se fondant sur sa situation commerciale actuelle, Harvest prévoit maintenir ce niveau élevé de distributions pour le reste de 2003, tout en conservant une partie de ses flux de trésorerie afin de les réinvestir dans ses propriétés, assurant ainsi le remplacement de la production et servant de fondement aux distributions futures.

Le lecteur se doit de noter que ce qui précède constitue une estimation fondée sur les attentes actuelles de la direction. Les résultats réels pourraient varier, et ce de manière importante, en raisons des éléments qui ont été abordés sous la rubrique « Facteurs de risque ».

Le tableau ci-dessous indique l'incidence des variations de facteurs variables clés sur les flux de trésorerie et les distributions de la Fiducie :

	WTI (Prix/b)	**Écart au titre de la qualité du pétrole**	**Production de pétrole brut**	**Taux préférentiel bancaire aux États-Unis**	**Taux de change $ CA/$ US**
Hypothèse	28,40 $ US	Divers	9 100 b/j	4,25 %	0,67 $
Variation	1,00 $ US	1,00 $ US	100 b/j	1 %	0,01 $
Flux de trésorerie (en milliers de dollars)	159 $	1 520 $	602 $	381 $	1 252 $
Flux de trésorerie par part de fiducie	0,01 $	0,13 $	0,05 $	0,04 $	0,11 $



AVIS DE CHANGEMENT IMPORTANT

1. Émetteur assujetti

Harvest Energy Trust
330, 5th Avenue S.W., bureau 1900
Calgary (Alberta)
T2P 0L4

2. Date du changement important

Le 16 octobre 2003

3. Communiqué de presse

Un communiqué de presse divulguant les renseignements exposés dans le présent avis de changement important a été émis le 16 octobre 2003 par Harvest Energy Trust de Calgary, en Alberta, et diffusé par l'entremise de CNNMatthews; il devrait avoir été reçu, dans le cours normal de sa diffusion, par les commissions des valeurs mobilières des territoires où Harvest Energy Trust est un « émetteur assujetti » et par les bourses auxquelles les titres de Harvest Energy Trust sont inscrits et affichés à des fins de négociation.

4. Sommaire du changement important

Harvest Energy Trust (« Harvest » ou la « Fiducie ») a annoncé, le 16 octobre 2003, la clôture de l'acquisition des propriétés Carlyle situées dans le sud-est de la Saskatchewan, qui est décrite plus amplement dans le communiqué de presse daté du 1er octobre 2003, ainsi que la réalisation de son appel public à l'épargne annoncé antérieurement. Harvest a émis 4 312 500 parts de fiducie au prix de 12,00 $ chacune, soit un produit brut de 51,8 M$. Harvest a émis 3 750 000 parts de fiducie dans le cadre du placement de base et 562 500 parts de fiducie supplémentaires au moment de la levée de l'option d'attribution excédentaire des preneurs fermes. Les parts de fiducie ont été placées auprès du public par l'intermédiaire d'un consortium de preneurs fermes dirigé par Financière Banque Nationale Inc., qui comprenait également Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp. et Haywood Securities Inc. Dans le cadre de l'acquisition, Harvest a également obtenu une nouvelle facilité de crédit consentie par un consortium de prêteurs canadiens.

5. Description complète du changement important

Harvest Energy Trust (« Harvest » ou la « Fiducie ») a annoncé, le 16 octobre 2003, la clôture de l'acquisition des propriétés Carlyle situées dans le sud-est de la Saskatchewan, qui est décrite plus amplement dans le communiqué de presse daté du 1er octobre 2003, ainsi que la réalisation de son appel public à l'épargne annoncé antérieurement. Harvest a émis 4 312 500 parts de fiducie au prix de 12,00 $ chacune, soit un produit brut de 51,8 M$. Harvest a émis 3 750 000 parts de fiducie dans le cadre du placement de base et 562 500 parts de fiducie supplémentaires au moment de la levée de l'option d'attribution excédentaire des preneurs fermes. Les parts de fiducie ont été placées auprès du public par l'intermédiaire d'un consortium de preneurs fermes dirigé par Financière Banque Nationale Inc., qui comprenait également Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp. et Haywood Securities Inc. Dans le cadre de l'acquisition, Harvest a également obtenu une nouvelle facilité de crédit consentie par un consortium de prêteurs canadiens.

6. Recours aux dispositions relatives à la confidentialité

Sans objet.

7. Renseignements omis

Sans objet.

8. Membres de la direction principale

Pour obtenir de plus amples renseignements, veuillez communiquer avec Jacob Roorda, président, ou avec David M. Fisher, vice-président, Finances, à l'adresse suivante : Harvest Energy Trust, 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4, par téléphone au (403) 265-1178 ou par télécopieur au (403) 265-3490.

9. Déclaration du membre de la direction principale

Le texte qui précède présente avec exactitude le changement important dont il est question dans les présentes.

FAIT à Calgary, en Alberta, le 23 octobre 2003

(signé) « *Jacob Roorda* »
Jacob Roorda
Président de Harvest Energy Trust

c.c. : Bourse de Toronto



AVIS DE CHANGEMENT IMPORTANT

1. Émetteur assujetti

Harvest Energy Trust
330, 5th Avenue S.W., bureau 1900
Calgary (Alberta)
T2P 0L4

2. Date du changement important

Le 1er octobre 2003 et le 8 octobre 2003

3. Communiqué de presse

Des communiqués de presse divulguant les renseignements exposés dans le présent avis de changement important ont été émis le 1er octobre 2003 et le 8 octobre 2003 par Harvest Energy Trust de Calgary, en Alberta, et diffusés par l'entremise de CNNMatthews; ils devraient avoir été reçus, dans le cours normal de leur diffusion, par les commissions des valeurs mobilières des territoires où Harvest Energy Trust est un « émetteur assujetti » et par les bourses auxquelles les titres de Harvest Energy Trust sont inscrits et affichés à des fins de négociation.

4. Sommaire du changement important

Harvest Energy Trust (la « Fiducie » ou « Harvest ») a annoncé qu'elle avait modifié l'acquisition de propriétés comportant du pétrole léger de la zone Carlyle du sud-est de la Saskatchewan qu'elle avait projetée. Elle acquerra désormais certains de ces éléments d'actif moyennant une contrepartie totalisant environ 80 M$. Harvest a également annoncé que la Commission des valeurs mobilières de l'Alberta, pour le compte des organismes de réglementation des valeurs mobilières de l'Alberta, de la Colombie-Britannique, de la Saskatchewan, du Manitoba, de l'Ontario, du Québec, de la Nouvelle-Écosse, du Nouveau-Brunswick, de l'Île-du-Prince-Édouard et de Terre-Neuve et du Labrador, avait visé son prospectus définitif.

5. Description complète du changement important

Harvest a annoncé qu'elle avait modifié l'acquisition de propriétés comportant du pétrole léger de la zone Carlyle du sud-est de la Saskatchewan qu'elle avait projetée. Elle acquerra désormais certains de ces éléments d'actif moyennant une contrepartie totalisant environ 80 M$.

Harvest a également annoncé que la Commission des valeurs mobilières de l'Alberta, pour le compte des organismes de réglementation des valeurs mobilières de l'Alberta, de la Colombie-Britannique, de la Saskatchewan, du Manitoba, de l'Ontario, du Québec, de la Nouvelle-Écosse, du Nouveau-Brunswick, de l'Île-du-Prince-Édouard et de Terre-Neuve et du Labrador, avait visé son prospectus définitif.

Données principales révisées relatives à l'acquisition des propriétés Carlyle

- la production actuelle s'établit à environ 5 200 bep (paramètre d'acquisition favorable de 15 400 $ par bep par jour);
- les réserves établies au 1er janvier 2003, évaluées par McDaniel & Associates, se chiffrent à 16,5 Mbep (paramètre d'acquisition favorable de 4,85 $ le bep);
- l'indice de durée des réserves est de 8,3 ans;
- le pétrole brut léger a une densité moyenne de 33 °API;
- la production a un potentiel connu, est de très bonne qualité et provient d'un vaste gisement de pétrole initial en place (environ 750 millions de barils) soutenu par une poussée d'eau naturelle active;
- 98 % de la production acquise est exploitée selon un intérêt économique direct moyen de 93 %;
- les propriétés comportent des possibilités de mise en valeur, notamment au moyen de forage intercalaire, de l'optimisation du traitement des fluides et de la réduction des frais d'exploitation;
- en même temps que ces propriétés, Harvest acquerra les éléments d'actif complémentaires suivants :
  - des données bidimensionnelles et tridimensionnelles sur les propriétés acquises;
  - une redevance dérogatoire brute sur des terrains inexploités de plus de 200 000 acres;
  - neuf installations de traitement centrales, 21 installations satellites et une usine de traitement du gaz naturel;
  - des contrats de couverture et des tunnels fixant le prix de 2 500 barils par jour de pétrole au prix WTI dans la fourchette suivante :

	T4 2003	Année civile 2004
Plancher	24,00 $ US	22,00 $ US
Plafond	30,45 $ US	28,10 $ US

Avantages pour les porteurs de parts

Harvest prévoit que l'acquisition des propriétés Carlyle permettra aux porteurs de parts de bénéficier des avantages suivants :

- les réserves établies de Harvest augmenteront, pour passer à 33,5 Mbep;
- l'indice de durée des réserves de Harvest augmentera, pour passer à 5,8 ans;

- la partie de la production de Harvest attribuable au pétrole léger et moyen augmentera, pour passer à 64 %;
- la production compatible avec les compétences en matière d'exploitation reconnues de Harvest sera accrue;
- une nouvelle zone principale sera ajoutée en vue d'obtenir une croissance supplémentaire à faible coût, qui se traduira par la mise en valeur de propriétés et le regroupement de nouveaux intérêts par le biais d'acquisitions;
- les rentrées de fonds de 2004 augmenteront;
- la production et les réserves accrues se traduiront par une augmentation des rentrées de fonds;
- les droits de redevance acquis offrent la possibilité d'accroître les réserves sans engager de dépenses en immobilisations.

Financement

Harvest a également annoncé qu'un prêteur canadien lui avait consenti une nouvelle facilité de crédit et qu'elle avait remboursé la totalité de la somme qu'elle devait aux termes de son ancienne facilité de crédit au moyen de la nouvelle facilité de crédit et des sommes disponibles aux termes des billets de financement provisoire par capitaux propres (les « billets de financement par capitaux propres ») et des billets de financement provisoire (les « billets de financement provisoire ») (collectivement, les « billets de financement provisoire ») que lui ont consenties le président du conseil d'administration de Harvest et Caribou Capital Corp., société contrôlée par celui-ci (collectivement, le « prêteur des billets »). L'acquisition dont il est question ci-dessus est assujettie à la conclusion de ces arrangements.

Les billets de financement provisoire prévoient qu'une somme maximale de 70 M$ peut être avancée à la Fiducie. Le prêteur des billets ne touchera aucune commission d'engagement ou de montage pour avoir consenti les billets de financement provisoire. En date des présentes, la somme de 47,5 M$ était impayée aux termes des billets de financement provisoire. La partie impayée du capital des billets de financement provisoire et la totalité de l'intérêt couru et impayé sur ceux-ci sont exigibles intégralement le 1er janvier 2005. Les modalités des conventions relatives aux billets de financement provisoire prévoient des versements d'intérêts trimestriels calculés quotidiennement au taux fixe de 10 % par année. Aux termes des billets de financement par capitaux propres, la Fiducie a également l'option de régler les versements d'intérêts trimestriels en espèces ou, sous réserve de l'approbation des organismes de réglementation compétents, d'émettre un nombre de parts de fiducie correspondant au montant du versement trimestriel, divisé par 90 % du cours moyen pondéré des parts de fiducie de Harvest sur dix jours.

Prospectus

Le prospectus définitif assure l'admissibilité du placement de 3 750 000 parts de fiducie de la Fiducie au prix de 12,00 $ chacune, soit un produit brut de 45 M$. La Fiducie a octroyé aux preneurs fermes une option d'attribution excédentaire permettant à ceux-ci d'acheter jusqu'à 562 500 parts de fiducie supplémentaires au prix d'émission, qui peut

être levée, en totalité ou en partie, pendant la période de 30 jours suivant la date de clôture du placement. Si l'option d'attribution excédentaire est levée intégralement, le produit brut totalisera 51,75 M$. La clôture de ce placement devrait avoir lieu vers le 16 octobre 2003.

Le produit net tiré de l'émission des parts de fiducie de Harvest dans le cadre du placement sera affecté au financement partiel de l'acquisition des propriétés Carlyle situées dans le sud-est de la Saskatchewan.

6. Recours aux dispositions relatives à la confidentialité

Sans objet.

7. Renseignements omis

Sans objet.

8. Membres de la direction principale

Pour obtenir de plus amples renseignements, veuillez communiquer avec Jacob Roorda, président, ou avec David M. Fisher, vice-président, Finances, à l'adresse suivante : Harvest Energy Trust, 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4 Canada, par téléphone au (403) 265-1178 ou par télécopieur au (403) 265-3490.

9. Déclaration du membre de la direction principale

Le texte qui précède présente avec exactitude le changement important dont il est question dans les présentes.

FAIT à Calgary, en Alberta, le 10 octobre 2003

(signé) « *Jacob Roorda* »
Jacob Roorda
Président de Harvest Operations Corp.

c.c. : Bourse de Toronto



AVIS DE CHANGEMENT IMPORTANT

AVIS DE CHANGEMENT IMPORTANT EN VERTU DE L'ARTICLE 146(1) DE LA *SECURITIES ACT* (ALBERTA)

Le modèle du présent document est fourni à titre indicatif seulement. Une lettre ou un autre document peut être utilisé si les exigences quant au fond du présent document sont respectées. Chaque avis déposé en vertu de l'article 146(1) de la Securities Act *(Alberta) doit être envoyé au directeur administratif (*Executive Director*) dans une enveloppe sur laquelle on retrouve la mention « Information continue ».*

Si le présent avis est confidentiel, écrire au début de l'avis en lettres majuscules « CONFIDENTIEL – ARTICLE 146 ».

1. **Émetteur assujetti**

Harvest Energy Trust (« Harvest »)

2. **Date du changement important**

Le 4 février 2003

3. **Communiqué de presse**

Un communiqué de presse divulguant les renseignements exposés dans le présent avis de changement important a été émis le 4 février 2003 par Harvest et diffusé par l'entremise de Canada NewsWire; il devrait avoir été reçu, dans le cours normal de sa diffusion, par les commissions des valeurs mobilières des territoires où Harvest est un « émetteur assujetti » et par les bourses auxquelles les titres de Harvest sont inscrits et affichés à des fins de négociation.

4. **Sommaire du changement important**

Le 4 février 2003, Harvest a annoncé qu'elle avait procédé à la clôture d'un placement fait par voie d'« acquisition ferme » avec un consortium de preneurs fermes dirigé par FirstEnergy Capital Corp. et Haywood Securities Inc., dans le cadre duquel elle a émis 1 500 000 bons de souscription spéciaux par voie de placement privé au prix de 10,00 $ chacun, soit un produit brut global de 15 000 000 $. Chaque bon de souscription spécial peut être échangé contre une part de fiducie de Harvest, sous réserve de certaines conditions et de certains rajustements, sans frais supplémentaires pour le porteur.

5. **Description complète du changement important**

Se reporter au communiqué de presse ci-joint.

6. **Recours à l'article 146(2) de la *Securities Act* (Alberta)**

Sans objet.

7. **Renseignements omis**

Sans objet.

8. **Membre de la direction principale**

Pour obtenir de plus amples renseignements, veuillez communiquer avec Jacob Roorda, président de Harvest Operations Corp., à l'adresse suivante : Harvest Energy Trust, 500, 4th Avenue S.W., bureau 2400, Calgary (Alberta) T2P 2V6, ou par téléphone au (403) 265-1178.

9. **Déclaration du membre de la direction principale**

Le texte qui précède présente avec exactitude le changement important dont il est question dans les présentes.

FAIT à Calgary, en Alberta, le 4 février 2003

Pour **HARVEST ENERGY TRUST**, son mandataire dûment autorisé, **HARVEST OPERATIONS CORP.**,

(signé) « *David Fisher* »
David Fisher
Vice-président, Finances

c.c. : Bourse de Toronto

EN VERTU DE LA *SECURITIES ACT* (ALBERTA) ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA, EST COUPABLE D'UNE INFRACTION LA PERSONNE PHYSIQUE OU MORALE QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE EST EXIGÉ EN VERTU DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

LES DROITS PAYABLES À LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA EN VERTU DE LA *SECURITIES ACT* (ALBERTA), DU *SECURITIES REGULATION* (ALBERTA) ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA DOIVENT ÊTRE VERSÉS À CETTE DERNIÈRE CONFORMÉMENT AUX EXIGENCES PRÉVUES DANS LE BARÈME DES DROITS PRÉVU DANS LE *SECURITIES REGULATION* (ALBERTA). SI UN FORMULAIRE OU UNE DEMANDE N'EST PAS ACCOMPAGNÉ DES DROITS PRESCRITS, IL SERA RETOURNÉ.


Harvest Energy Trust

Harvest Energy Trust – Communiqué de presse
(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNONCE LA CLÔTURE DU PLACEMENT DE BONS DE SOUSCRIPTION

LE 4 FÉVRIER 2003

Calgary, le 4 février 2003 – Harvest Energy Trust (« Harvest ») est heureuse d'annoncer la clôture de son placement de bons de souscription spéciaux annoncé antérieurement le 17 janvier 2003. Conformément à la convention de prise ferme, Harvest a émis 1 500 000 bons de souscription spéciaux au prix de 10,00 $ chacun. Chaque bon de souscription spécial peut être exercé contre une part de fiducie de Harvest, sans frais supplémentaires pour le porteur, sous réserve de rajustements dans certaines circonstances. Harvest a l'intention de déposer un prospectus assurant l'admissibilité du placement des parts de fiducie pouvant être émises au moment de l'exercice des bons de souscription spéciaux. Le placement a été réalisé par voie d'« acquisition ferme » par un consortium dirigé par FirstEnergy Capital Corp., qui comprenait également Haywood Securities Inc. Certains administrateurs et membres de la direction de Harvest ont participé au placement en acquérant 180 500 bons de souscription spéciaux.

Le produit tiré du placement sera affecté au remboursement de la dette et au fonds de roulement affecté à des fins générales. Harvest compte actuellement 9 462 500 parts de fiducie en circulation. Si l'on tient compte des parts de fiducie pouvant être émises au moment de l'exercice des bons de souscription spéciaux, Harvest comptera 10 962 500 parts de fiducie en circulation.

Harvest Energy Trust est une fiducie pétrolière et gazière située à Calgary qui a pour objectif de verser des distributions en espèces mensuelles stables à ses porteurs de parts au moyen d'une stratégie consistant à acquérir, à mettre en valeur et à produire du pétrole brut, du gaz naturel et des liquides de gaz naturel. L'actif de Harvest, qui se compose de propriétés comportant du pétrole brut moyen et lourd de qualité situées dans le centre-est de l'Alberta, et sa stratégie d'exploitation concrète soutiennent son objectif de procurer un rendement économique supérieur aux porteurs de parts. La stratégie de Harvest consiste à réinvestir jusqu'à 50 % de ses espèces distribuables dans la mise en valeur des propriétés existantes et dans l'acquisition de nouvelles propriétés, tout en maintenant des distributions en espèces élevées. Harvest exploite actuellement environ 99 % de sa production, ce qui lui permet de se consacrer à la croissance soutenue de son actif grâce à l'optimisation et à la mise en valeur de ses propriétés.

Pour obtenir de plus amples renseignements, veuillez communiquer avec l'une ou l'autre des personnes suivantes :

Jacob Roorda, président ou David Fisher, vice-président, Finances

Harvest Energy Trust
500, 4th Avenue S.W., bureau 2400
Calgary (Alberta) T2P 2V6
Canada

Téléphone : (403) 265-1178
Télécopieur : (403) 265-3490
Courriel : information@harvestenergy.ca
Symbole TSX : HTE.UN

MISE EN GARDE : Certains renseignements sur Harvest Energy Trust et Harvest Operations Corp., y compris l'évaluation des projets et des activités futurs faite par la direction, pourraient constituer des énoncés prospectifs en vertu des lois sur les valeurs mobilières applicables et comportent nécessairement des risques inhérents à l'exploration, à la production, à la commercialisation et au transport du pétrole et du gaz, notamment la perte de parts du marché, la volatilité des prix, la fluctuation des devises, l'imprécision des estimations des réserves, les risques environnementaux, la concurrence livrée par d'autres producteurs et la capacité d'obtenir des capitaux suffisants de sources internes et externes. Par conséquent, les résultats réels pourraient différer sensiblement de ceux qui sont prévus dans les énoncés prospectifs.

LE PRÉSENT COMMUNIQUÉ DE PRESSE NE DOIT PAS ÊTRE DIFFUSÉ PAR L'ENTREMISE D'AGENCES DE TRANSMISSION AMÉRICAINES NI AUX ÉTATS-UNIS. QUICONQUE NE SE CONFORME PAS À LA PRÉSENTE RESTRICTION POURRAIT VIOLER LES LOIS SUR LES VALEURS MOBILIÈRES AMÉRICAINES.

102

AVIS DE CHANGEMENT IMPORTANT

AVIS DE CHANGEMENT IMPORTANT EN VERTU DE L'ARTICLE 146(1) DE LA *SECURITIES ACT* (ALBERTA)

Le modèle du présent document est fourni à titre indicatif seulement. Une lettre ou un autre document peut être utilisé si les exigences quant au fond du présent document sont respectées. Chaque avis déposé en vertu de l'article 146(1) de la Securities Act *(Alberta) doit être envoyé au directeur administratif (*Executive Director*) dans une enveloppe sur laquelle on retrouve la mention « Information continue ».*

Si le présent avis est confidentiel, écrire au début de l'avis en lettres majuscules « CONFIDENTIEL – ARTICLE 146 ».

1. **Émetteur assujetti**

   Harvest Energy Trust (« Harvest »)

2. **Date du changement important**

   Le 17 janvier 2003

3. **Communiqué de presse**

   Un communiqué de presse divulguant les renseignements exposés dans le présent avis de changement important a été émis le 17 janvier 2003 par Harvest et diffusé par l'entremise de Canada NewsWire; il devrait avoir été reçu, dans le cours normal de sa diffusion, par les commissions des valeurs mobilières des territoires où Harvest est un « émetteur assujetti » et par les bourses auxquelles les titres de Harvest sont inscrits et affichés à des fins de négociation.

4. **Sommaire du changement important**

   Harvest a conclu une convention avec FirstEnergy Capital Corp. et Haywood Securities Inc. (les « preneurs fermes ») en vue de l'émission, dans le cadre d'une acquisition ferme, de 1 000 000 de bons de souscription spéciaux au prix de 10,00 $ chacun et a également octroyé aux preneurs fermes une option permettant à ceux-ci d'acheter 500 000 bons de souscription spéciaux supplémentaires au prix de 10,00 $ chacun. Les preneurs fermes peuvent lever cette option jusqu'à 48 heures avant le moment de la clôture. Chaque bon de souscription spécial pourra être échangé contre une part de fiducie de Harvest, sans frais supplémentaires pour le porteur.

5. **Description complète du changement important**

   Se reporter au communiqué de presse ci-joint.

6. **Recours à l'article 146(2) de la *Securities Act* (Alberta)**

   Sans objet.

7. **Renseignements omis**

   Sans objet.

8. **Membre de la direction principale**

Pour obtenir de plus amples renseignements, veuillez communiquer avec Jacob Roorda, président de Harvest Operations Corp., à l'adresse suivante : Harvest Energy Trust, 500, 4th Avenue S.W., bureau 2400, Calgary (Alberta) T2P 2V6, ou par téléphone au (403) 265-1178.

9. **Déclaration du membre de la direction principale**

Le texte qui précède présente avec exactitude le changement important dont il est question dans les présentes.

FAIT à Calgary, en Alberta, le 22 janvier 2003

Pour **HARVEST ENERGY TRUST**, son mandataire dûment autorisé, **HARVEST OPERATIONS CORP.**,

(signé) « *Jacob Roorda* »
Jacob Roorda
Président

c.c. : Bourse de Toronto

EN VERTU DE LA *SECURITIES ACT* (ALBERTA) ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA, EST COUPABLE D'UNE INFRACTION LA PERSONNE PHYSIQUE OU MORALE QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE EST EXIGÉ EN VERTU DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

LES DROITS PAYABLES À LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA EN VERTU DE LA *SECURITIES ACT* (ALBERTA), DU *SECURITIES REGULATION* (ALBERTA) ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA DOIVENT ÊTRE VERSÉS À CETTE DERNIÈRE CONFORMÉMENT AUX EXIGENCES PRÉVUES DANS LE BARÈME DES DROITS PRÉVU DANS LE *SECURITIES REGULATION* (ALBERTA). SI UN FORMULAIRE OU UNE DEMANDE N'EST PAS ACCOMPAGNÉ DES DROITS PRESCRITS, IL SERA RETOURNÉ.


Harvest Energy Trust

Harvest Energy Trust – Communiqué de presse
(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNONCE UN PLACEMENT DE BONS DE SOUSCRIPTION TOTALISANT 15 M$

LE 17 JANVIER 2003

Calgary, le 17 janvier 2003 – Harvest Energy Trust (« Harvest ») (TSX : HTE.UN) annonce qu'elle a conclu une convention de prise avec FirstEnergy Capital Corp. et Haywood Securities Inc. en vue de l'émission, dans le cadre d'une acquisition ferme, de 1 000 000 de bons de souscription spéciaux au prix de 10,00 $ chacun et qu'elle a octroyé aux preneurs fermes une option permettant à ceux-ci d'acheter 500 000 bons de souscription spéciaux supplémentaires au prix de 10,00 $ chacun. Les preneurs fermes peuvent lever cette option jusqu'à 48 heures avant le moment de la clôture. Chaque bon de souscription spécial pourra être échangé contre une part de fiducie de Harvest, sans frais supplémentaire pour le porteur. Cette émission est assujettie aux approbations d'usage des organismes de réglementation et sa clôture devrait avoir lieu le 6 février 2003. Harvest a l'intention de déposer un prospectus assurant l'admissibilité du placement des parts de fiducie émises au moment de l'exercice des bons de souscription spéciaux.

Le produit tiré du placement sera affecté au remboursement de la dette et au fonds de roulement affecté à des fins générales.

Harvest Energy Trust est une fiducie pétrolière et gazière située à Calgary qui a pour objectif de verser des distributions en espèces mensuelles stables à ses porteurs de parts au moyen d'une stratégie consistant à acquérir, à mettre en valeur et à produire du pétrole brut, du gaz naturel et des liquides de gaz naturel. Harvest a acquis des propriétés comportant du pétrole brut moyen et lourd de qualité dans le centre-est de l'Alberta et tentera de procurer un rendement économique supérieur aux porteurs de parts. La stratégie de Harvest consiste à réinvestir jusqu'à 50 % de ses espèces distribuables dans la mise en valeur des propriétés existantes et dans l'acquisition de nouvelles propriétés, tout en maintenant des distributions en espèces élevées. Harvest exploite actuellement environ 99 % de sa production, ce qui lui permet de se consacrer à la croissance soutenue de son actif grâce à l'optimisation et à la mise en valeur de ses propriétés.

Pour obtenir de plus amples renseignements, veuillez communiquer avec la personne suivante :

Jacob Roorda, président
Harvest Energy Trust
500, 4th Avenue S.W., bureau 2400
Calgary (Alberta) T2P 2V6
Canada

Téléphone : (403) 265-1178
Télécopieur : (403) 265-3490
Courriel : roorda@harvestenergy.ca
Symbole TSX : HTE.UN

MISE EN GARDE : La Bourse de Toronto n'a ni approuvé ni désapprouvé les renseignements qui figurent dans les présentes. Certains renseignements sur Harvest Energy Trust et Harvest Operations Corp., y compris l'évaluation des projets et des activités futurs faite par la direction, pourraient constituer des énoncés prospectifs en vertu des lois sur les valeurs mobilières applicables et comportent nécessairement des risques inhérents à l'exploration, à la production, à la commercialisation et au transport du pétrole et du gaz, notamment la perte de parts du marché, la volatilité des prix, la fluctuation des devises, l'imprécision des estimations des réserves, les risques environnementaux, la concurrence livrée par d'autres producteurs et la capacité d'obtenir des capitaux suffisants de sources internes et externes. Par conséquent, les résultats réels pourraient différer sensiblement de ceux qui sont prévus dans les énoncés prospectifs.

LE PRÉSENT COMMUNIQUÉ DE PRESSE NE DOIT PAS ÊTRE DIFFUSÉ PAR L'ENTREMISE D'AGENCES DE TRANSMISSION AMÉRICAINES NI AUX ÉTATS-UNIS. QUICONQUE NE SE CONFORME PAS À LA PRÉSENTE RESTRICTION POURRAIT VIOLER LES LOIS SUR LES VALEURS MOBILIÈRES AMÉRICAINES.



Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: **(403) 260-0309**
Direct Fax: **(403) 260-0330**
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: **(403) 260-0119**
Our File: 57686-9

Via SEDAR

January 13, 2004

Commission des valeurs mobilières du Québec
Stock Exchange Tower, 22nd Floor
800 Victoria Square
Montreal, PQ
H4Z 1G3

Dear Sirs:

Re: Harvest Energy Trust

We act as counsel to the Corporation. Please be advised that the Commission des valeurs mobilières du Québec has been added as a filing jurisdiction to all project numbers relating to the Trust's continuous disclosure documents from January 6, 2003 (12 months prior to the filing date of the Trust's Initial Annual Information Form) to October 8, 2003, the date on which the Trust became a reporting issuer in Québec.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "Keith A. Greenfield"

KEITH A. GREENFIELD

KAG\lr

G:\057686\0009\Letter to QSC 01.doc



Harvest Energy Trust

Rapport trimestriel

Pour la période de trois mois arrêtée au 30 septembre 2003

Harvest Energy Trust annonce ses résultats du troisième trimestre de 2003

Calgary, le 18 novembre 2003 – Harvest Energy Trust (« Harvest ») (Bourse de Toronto : HTE.UN) a annoncé aujourd'hui ses résultats d'exploitation et financiers des périodes de trois mois et de neuf mois arrêtées au 30 septembre 2003.

Faits saillants du troisième trimestre

- Des distributions de 0,60 $ par part de fiducie.
- Des flux de trésorerie liés à l'exploitation de 16,8 millions de dollars ou 1,35 $ par part de fiducie, pour la période de trois mois arrêtée au 30 septembre 2003; après rajustement des flux de trésorerie liés à l'exploitation pour tenir compte du gain de change non récurrent de 6,3 millions de dollars, les flux de trésorerie liés à l'exploitation s'établiraient à 10,5 millions de dollars et le ratio de distribution, à 71 %.
- Un volume de ventes de 11 373 barils équivalents de pétrole par jour (bep/j) en moyenne pour la période de trois mois arrêtée au 30 septembre 2003, soit une hausse de 18 % par rapport à celui du deuxième trimestre.
- Harvest poursuit ses activités de mise en valeur dans les principales zones où elle exerce des activités, et les dépenses en immobilisations d'environ 10,1 millions de dollars qu'elle a engagées se sont traduites par un taux de production de 11 600 bep/j au 30 septembre 2003.
- Harvest a annoncé la signature d'une entente portant sur l'acquisition de propriétés renfermant principalement du pétrole léger et situées dans la région de Carlyle au sud-est de la Saskatchewan. Harvest a conclu l'acquisition Carlyle le 16 octobre 2003, laquelle représente une production supplémentaire de quelque 5 200 bep/j, pour un prix de clôture d'environ 80 millions de dollars.

Faits saillants financiers et de l'exploitation du troisième trimestre

Résultats financiers *(en milliers de dollars, sauf les montants par bep et par part de fiducie)*	**Trois mois arrêtés au 30 septembre 2003**
Produits, avant les opérations de couverture	28 538 $
Produits, déduction faite des opérations de couverture	25 013 $
Perte de couverture	3 525 $
Flux de trésorerie liés à l'exploitation	16 759 $
Flux de trésorerie liés à l'exploitation par part de fiducie	1,35 $
Flux de trésorerie liés à l'exploitation, rajustés pour tenir compte des éléments non récurrents	10 449 $
Flux de trésorerie liés à l'exploitation, rajustés pour tenir compte des éléments non récurrents par part de fiducie	0,84 $
Bénéfice net	5 751 $
Bénéfice net par part de fiducie, de base	0,46 $
Distributions versées	7 403 $
Ratio de distribution, rajusté pour tenir compte des éléments non récurrents	71 %
Dépenses en immobilisations	10 099 $
Endettement, montant net	9 739 $ *

* Compte non tenu des billets de financement provisoire remboursables en capitaux propres de 33,5 millions de dollars en circulation au 30 septembre 2003.

Résultats financiers (suite) *(en milliers de dollars, sauf les montants par bep et par part de fiducie)*	**Trois mois arrêtés au 30 septembre 2003**
Distributions déclarées aux porteurs de parts	7 460 $
Distributions déclarées par part de fiducie	0,60 $
Nombre moyen pondéré de parts de fiducie en circulation, de base	12 385 722
Nombre de parts de fiducie en circulation à la fin de la période	12 522 889

Données sur l'exploitation et les réserves *(gaz naturel converti en barils équivalents de pétrole selon le ratio de 6 :1)*	**Trois mois arrêtés au 30 septembre 2003**	**Neuf mois arrêtés au 30 septembre 2003**
Volume de ventes moyen par jour		
Pétrole but et liquides de gaz naturel (b/j)	11 131	9 560
Gaz naturel (kpi^3/j)	1 453	1 165
Total (bep/j)	**11 373**	**9 754**
Taux de production (bep/j)	11 600	11 600

Rapport de gestion

Le présent rapport de gestion sur la situation financière et les résultats d'exploitation de Harvest Energy Trust (« Harvest » ou la « Fiducie ») doit être lu de concert avec les états financiers consolidés intermédiaires non vérifiés de Harvest pour les périodes de trois mois et de neuf mois arrêtées au 30 septembre 2003 ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion de Harvest pour la période allant du 10 juillet (date de la création) au 31 décembre 2002.

Informations prospectives

Le texte qui suit renferme des informations prospectives concernant Harvest. Ces informations portent sur des événements et conditions à venir et, à ce titre, comportent des risques et des incertitudes qui pourraient faire en sorte que les résultats réels diffèrent grandement de ceux qui y sont prévus. Les informations et opinions sur les perspectives futures de la Fiducie sont fondées sur les renseignements disponibles en novembre 2003.

Volume de ventes

La production de Harvest est constituée de pétrole de densité moyenne, de pétrole lourd, de liquides de gaz naturel et de gaz naturel provenant de propriétés situées dans le centre-est de l'Alberta. Au cours des périodes de trois mois et de neuf mois à l'étude, les ventes de pétrole et de gaz naturel se sont établies respectivement à une moyenne de 11 373 bep/j et de 9 754 bep/j.

Volume de ventes moyen

	Trois mois arrêtés au 30 septembre 2003		Neuf mois arrêtés au 30 septembre 2003	
Pétrole de densité moyenne (b/j)	5 044	44 %	4 300	44 %
Pétrole lourd (b/j)	6 010	53 %	5 192	53 %
Total du pétrole (b/j)	11 054	97 %	9 492	97 %
Liquides de gaz naturel (b/j)	77	1 %	68	1 %
Total du pétrole et des liquides de gaz naturel (b/j)	11 131	98 %	9 560	98 %
Gaz naturel (kpi³j)	1 453	2 %	1 165	2 %
Total de l'équivalent de pétrole (6 :1 bep/j)	11 373	100 %	9 754	100 %

Au 30 septembre 2003, le taux quotidien de production de Harvest avait augmenté et était d'environ 11 600 bep/j, ce qui reflète l'incidence des activités continues de mise en valeur et d'optimisation durant le trimestre. Harvest prévoit qu'en raison des acquisitions de propriétés pétrolifères et gazéifères dans le sud-est de la Saskatchewan et de la poursuite du programme de mise en valeur et d'optimisation, sa production continuera d'augmenter d'ici la fin de 2003.

Produits

Pour les périodes de trois mois et de neuf mois arrêtées au 30 septembre 2003, les produits, avant les redevances, ont totalisé respectivement 28,5 millions de dollars et 79,4 millions de dollars, ce qui est attribuable aux prix moyens qui ont été obtenus, soit respectivement 27,22 $ et 29,66 $ le baril de pétrole et de liquides de gaz naturel et 4,94 $ et 6,28 $ le kpi³ de gaz naturel. Dans l'ensemble, le programme de couverture de Harvest a eu pour conséquences des réductions d'environ 3,37 $ et 5,94 $ par bep produit respectivement au cours des trois mois et des neuf mois arrêtés au 30 septembre 2003. Harvest prévoit poursuivre sa stratégie actuelle en matière de couverture et elle a couvert quelque 10 000 b/j de sa production à un prix moyen d'environ 30,00 $ CA le baril pour le reste de 2003.

Produits d'exploitation nets

Ce qui suit résume les produits d'exploitation nets de Harvest pour les périodes arrêtées au 30 septembre 2003 :

	($/bep)	
	Trois mois arrêtés au 30 septembre 2003	Neuf mois arrêtés au 30 septembre 2003
Prix du marché	27,27	29,82
Perte de couverture	3,37	5,94
Prix obtenu	23,90	23,88
Redevances, montant net	3,66	3,77
Frais d'exploitation	9,23	8,66
Produits d'exploitation nets	11,01	11,45

Charges au titre des redevances

Harvest a payé des redevances d'un montant net de 3,8 millions de dollars et de 10 millions de dollars au cours des périodes de trois mois et de neuf mois à l'étude, respectivement, ce qui correspond à environ 3,66 $ et 3,77 $ par bep. Le montant net des redevances pour le trimestre à l'étude est constitué de 2,7 millions de dollars de redevances de propriétaire franc et d'impôts miniers sur les propriétés franches, de 1,1 million de dollars de redevances à la Couronne, de 0,2 million de dollars de redevances dérogatoires brutes et de 0,1 million de dollars de redevances reçues. Le montant net des redevances pour les neuf mois à l'étude comprend 6,8 millions de dollars de redevances de propriétaire franc et d'impôts miniers sur les propriétés franches, 3,2 millions de dollars de redevances à la Couronne, 0,4 million de dollars de redevances dérogatoires brutes et 0,3 million de dollars de redevances reçues.

Frais d'exploitation

Pour les périodes de trois mois et de neuf mois à l'étude, les frais d'exploitation de Harvest ont été respectivement de 9,7 millions de dollars et de 23 millions de dollars, soit environ 9,23 $ et 8,66 $ par bep. Harvest est l'exploitant de la quasi-totalité des propriétés de l'entité. Les frais d'exploitation les plus importants de Harvest sont ceux qu'elle engage au titre de l'électricité (60 %) et de l'entretien (15 %). Pour ce qui est du reste de 2003, Harvest a couvert quelque 48 % de sa consommation actuelle d'électricité à un prix moyen de 45,10 $ le MWh.

Frais généraux et administratifs

Les frais généraux et administratifs se sont élevés à 0,6 million de dollars, soit 0,54 $ par bep pour le trimestre à l'étude, et à 2,1 millions de dollars, soit 0,78 $ par bep, pour les neuf mois à l'étude. Dans ces périodes, des tranches de 0,2 million de dollars et 0,7 million de dollars des frais généraux et administratifs ont été capitalisées relativement aux activités d'acquisition et d'optimisation des gisements. Les frais généraux et administratifs du troisième trimestre ont été réduits du montant des recouvrements liés au programme de dépenses en immobilisations au cours du troisième trimestre.

Intérêts débiteurs et amortissement des charges financières reportées

Les intérêts débiteurs et les charges financières reportées se sont élevés à 1,2 million de dollars et à 3,4 millions de dollars respectivement pour les périodes de trois mois et de neuf mois à l'étude. L'amortissement des charges financières reportées associées aux coûts de garantie des facilités de crédit bancaire s'est élevé à 0,8 million de dollars et à 1,6 million de dollars respectivement pour les trois mois et les neuf mois à l'étude.

Épuisement, amortissement et frais futurs de restauration des lieux

La provision pour l'épuisement, l'amortissement et les frais futurs de restauration des lieux a totalisé 9,3 millions de dollars et 22,8 millions de dollars pour les périodes de trois mois et de neuf mois à l'étude, respectivement, et elle est constituée respectivement de 8 millions de dollars et de 20,1 millions de dollars au titre de l'épuisement et de l'amortissement des propriétés pétrolifères et gazéifères, d'environ 28 000 $ et 78 000 $ aux fins de l'amortissement du mobilier et du matériel de bureau et de 1,3 million de dollars et de 2,7 millions de dollars pour les frais futurs d'abandon et de restauration des lieux. Les taux d'épuisement des propriétés pétrolifères et gazéifères ont été d'environ 7,68 $ et 7,58 $ par bep respectivement pour les trois mois et les neuf mois à l'étude et ils sont fondés sur les coûts des propriétés pétrolifères et gazéifères qui ont été acquises, sur les dépenses en immobilisations qui ont été engagées et sur les frais généraux et administratifs qui ont été capitalisés. Les taux de 1,21 $ et de 1,00 $ par bep, respectivement pour les périodes de trois mois et de neuf mois à l'étude, qui ont servi à établir la provision pour les frais futurs de restauration des lieux sont fondés sur le montant final des frais futurs, à savoir environ 18,8 millions de dollars. L'amortissement du mobilier et du matériel de bureau et des améliorations locatives a été calculé selon la méthode linéaire et à des taux variant de 20 % à 50 %.

Impôts sur les bénéfices

Pour les périodes de trois mois et de neuf mois à l'étude, les impôts sur les bénéfices comprennent respectivement quelque 86 000 $ et 138 000 $ au titre de l'impôt des grandes sociétés et 3,6 millions de dollars et 3,3 millions de dollars au titre de la charge d'impôts futurs. Hormis l'impôt des grandes sociétés, ni la Fiducie, ni sa filiale en exploitation ne devraient avoir à verser d'impôts au comptant en 2003.

Flux de trésorerie et bénéfice

Pour les périodes de trois mois et de neuf mois arrêtées au 30 septembre 2003, les flux de trésorerie consolidés liés à l'exploitation ont totalisé respectivement 16,8 millions de dollars et 32,8 millions de dollars, et le bénéfice net consolidé s'est situé à 5,8 millions de dollars et à 10,7 millions de dollars.

La Fiducie calcule et présente les flux de trésorerie liés à l'exploitation par part de fiducie puisqu'il s'agit d'une mesure du rendement financier qu'utilisent couramment les analystes et investisseurs pour établir la comparaison entre les sociétés productrices de pétrole et de gaz naturel. Cependant, cette mesure n'est pas définie dans les principes comptables généralement reconnus du Canada (les « PCGR »); elle ne doit donc pas

être utilisée de manière isolée et ne peut remplacer d'autres mesures traditionnelles relevant des PCGR. La mesure des flux de trésorerie liés à l'exploitation que présente Harvest n'est pas nécessairement comparable à celle qui est employée par d'autres entreprises ou fiducies, et ce, mêmes si celles-ci utilisent la même expression.

Les chiffres correspondants par part de fiducie et par bep sont les suivants :

	Trois mois arrêtés au 30 septembre 2003			**Neuf mois arrêtés au 30 septembre 2003**		
	Par part de fiducie			**Par part de fiducie**		
	De base	**Dilués**	**Par bep**	**De base**	**Dilués**	**Par bep**
Flux de trésorerie liés à l'exploitation	1,35 $	1,31 $	16,02 $	2,88 $	2,79 $	12,32 $
Bénéfice net	0,46 $	0,45 $	5,50 $	0,94 $	0,91 $	4,01 $

Les montants des flux de trésorerie liés à l'exploitation sont plus élevés que ceux qui avaient été prévus en raison de l'extinction d'un titre d'emprunt libellé en dollars US et de la réalisation d'un gain de change sur l'instrument en cause.

Dépenses en immobilisations

Durant les périodes de trois mois et de neuf mois à l'étude, les dépenses en immobilisations ont totalisé respectivement 10,1 millions de dollars et 48,5 millions de dollars, y compris les charges hors caisse. Les dépenses au cours de ces périodes ont été engagées essentiellement aux fins de l'acquisition de propriétés productrices de pétrole et de gaz naturel dans l'est de l'Alberta, propriétés qui constituent un prolongement aux activités et à la production courantes de Harvest.

Après la fin du trimestre, soit le 16 octobre 2003, Harvest a conclu l'achat de propriétés productrices de pétrole et de gaz naturel dans le sud-ouest de la Saskatchewan, par le biais de sa filiale en propriété exclusive Harvest Operations Corp. L'achat de cet actif, en contrepartie de quelque 80,0 millions de dollars, devrait accroître la production d'environ 5 200 bep/j.

Structure du capital et ressources financières

Au 30 septembre 2003, l'emprunt à vue s'établissait à environ 2,8 millions de dollars, comparativement à un solde de 45,3 millions de dollars au 31 décembre 2002. L'emprunt à vue, libellé en dollars US, a été éteint le 30 septembre 2003 au moyen des sommes provenant des facilités d'emprunt et des billets de financement provisoire remboursables en capitaux propres. Au 30 septembre 2003, l'encours des facilités d'emprunt et de billets de financement provisoire remboursables en capitaux propres s'élevait respectivement à 25 millions de dollars et à 33,5 millions de dollars.

Au 30 septembre 2003, le solde du fonds de roulement se situait à 18,1 millions de dollars, exclusion faite de l'emprunt à vue et des billets de financement provisoire à payer, contre 10,7 millions de dollars au 31 décembre 2002. L'écart de 7,4 millions de dollars est essentiellement attribuable à l'augmentation de l'encaisse et des placements à court terme qui a découlé du moment de l'encaissement des fonds des facilités d'emprunt et des billets de financement provisoire remboursables en capitaux propres, soit vers la fin du troisième trimestre. Ces fonds ont par la suite servi à financer une partie de l'acquisition des propriétés du sud-est de la Saskatchewan.

Distributions

Dans la première moitié de 2003, Harvest a versé des distributions de 0,20 $ par mois. Du montant des distributions déclarées et versées au cours des neuf premiers mois de 2003, une tranche d'environ 39 % a été réinvestie par les porteurs de parts par voie du régime de réinvestissement des distributions de Harvest. Ainsi, le montant net des distributions au comptant qui ont été versées au cours de ces neuf mois a été de 12,4 millions de dollars. La Fiducie s'attend à ce que 40 % des distributions de 2003 soient imposables et que 60 % constituent un remboursement de capital aux porteurs de parts. De nouvelles acquisitions de propriétés pétrolifères et gazéifères pourraient modifier le pourcentage des distributions assujetties à l'impôt.

Harvest Energy Trust

Bilans consolidés

	30 septembre 2003	31 décembre 2002
	(non vérifié)	*(vérifié)*
Actif		
Actif à court terme		
Encaisse et placements à court terme	**17 403 711 $**	4 502 947 $
Débiteurs	**14 496 072**	13 577 870
Charges payées d'avance et acomptes	**6 759 342**	534 573
	38 659 125	18 615 390
Charges financières reportées, déduction faite de l'amortissement	**1 173 593**	2 209 792
Impôts futurs	**4 593 313**	1 272 000
Immobilisations corporelles, montant net *(note 2)*	**99 943 318**	71 631 507
	144 369 349 $	93 728 689 $
Passif et avoir des porteurs de parts		
Passif à court terme		
Créditeurs et charges à payer	**17 850 114 $**	5 640 175 $
Distributions au comptant à payer	**2 504 578**	1 862 500
Intérêts courus à payer	**218 904**	389 349
Emprunt à vue *(note 2)*	**2 825 000**	45 286 396
Billet de financement provisoire à payer *(note 3)*	**25 000 000**	–
	48 398 596	53 178 420
Provision pour les frais de restauration des lieux	**3 074 185**	544 178
	51 472 781	53 722 598
Avoir des porteurs de parts		
Capital des porteurs de parts *(note 5)*	**66 094 529**	36 727 997
Billets de financement provisoire remboursables en capitaux propres *(note 4)*	**33 500 000**	–
Bénéfices non répartis	**15 598 172**	5 136 093
Surplus d'apport	**41 728**	4 500
Distributions au comptant cumulées	**(22 337 861)**	(1 862 500)
	92 896 568	40 006 090
	144 369 349 $	93 728 689 $

Événements postérieurs à la date du bilan (note 10)

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

État consolidé des résultats et des bénéfices non répartis
(non vérifié)

	Trois mois arrêtés au 30 septembre 2003	Neuf mois arrêtés au 30 septembre 2003
Produits		
Ventes de pétrole et de gaz naturel	28 537 957 $	79 407 339 $
Perte sur les opérations de couverture	(3 525 083)	(15 821 359)
Redevances	172 866	342 999
Charges au titre des redevances	(4 005 183)	(10 387 959)
	21 180 557	53 541 020
Charges		
Frais d'exploitation	9 660 960	23 061 371
Intérêts débiteurs et amortissement des charges financières reportées	1 195 737	3 386 465
Frais généraux et administratifs	566 941	2 086 594
Frais de restauration et de régénération des lieux	1 270 878	2 654 682
Épuisement et amortissement	8 032 971	20 181 186
Gain de change	(1 825 596)	(5 313 053)
	18 901 891	46 057 245
Bénéfice avant les impôts	2 278 666	7 483 775
Impôts		
Impôt des grandes sociétés	86 267	137 805
Charge d'impôts futurs	(3 558 837)	(3 321 313)
Bénéfice net de la période	5 751 236	10 667 283
Intérêts sur les billets de financement provisoire remboursables en capitaux propres *(note 4)*	(205 205)	(205 205)
Bénéfices non répartis au début de la période	10 052 141	5 136 094
Bénéfices non répartis à la fin de la période	15 598 172 $	15 598 172 $
Bénéfice par part de fiducie, de base	0,46 $	0,94 $
Bénéfice par part de fiducie, dilué	0,45 $	0,91 $

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

État consolidé des flux de trésorerie
(non vérifié)

	Trois mois arrêtés au 30 septembre 2003	Neuf mois arrêtés au 30 septembre 2003
Rentrées (sorties) de fonds		
Activités d'exploitation		
Bénéfice net de la période	5 751 236 $	10 667 283 $
Éléments hors caisse		
Épuisement et amortissement	8 032 971	20 181 186
Restauration et régénération des lieux	1 270 878	2 654 682
(Gain) perte de change	4 484 284	996 827
Amortissement des charges financières	765 702	1 578 652
Charge d'impôts futurs	(3 558 837)	(3 321 313)
Rémunération à base de parts	12 273	37 228
Flux de trésorerie liés à l'exploitation	16 758 507	32 794 545
Variation du fonds de roulement hors caisse *(note 8)*	7 345 126	6 448 729
	24 103 633	39 243 274
Activités de financement		
Émission de parts de fiducie, déduction faite des frais	(165 084)	13 631 097
Émission de parts de fiducie aux termes du régime de réinvestissement des distributions, déduction faite des frais	2 986 398	7 385 435
Émission de billets de financement provisoire *(note 3)*	25 000 000	25 000 000
Émission de billets de financement provisoire remboursables en capitaux propres *(note 4)*	33 500 000	33 500 000
Augmentation de l'emprunt à vue	8 485 253	41 864 318
Remboursement de l'emprunt à vue	(57 126 666)	(86 683 848)
Remboursement du billet à ordre à payer	(850 000)	(850 000)
Frais de financement	(542 453)	(542 453)
Distributions au comptant	(7 402 864)	(19 833 283)
Variation des soldes du fonds de roulement hors caisse liés aux activités de financement *(note 8)*	57 068	642 078
	3 941 652	14 113 344
Activités d'investissement		
Acquisitions d'immobilisations corporelles	(9 040 735)	(34 011 837)
Acquisition d'une société fermée *(note 2)*	–	(3 000 000)
Variation des soldes du fonds de roulement hors caisse liés aux activités d'investissement *(note 8)*	(2 781 448)	(3 444 017)
	(11 822 183)	(40 455 854)
Augmentation de l'encaisse et placements à court terme	16 223 102	12 900 764
Encaisse et placements à court terme au début de la période	1 180 609	4 502 947
Encaisse et placements à court terme à la fin de la période	17 403 711 $	17 403 711 $
Intérêts versés au comptant	741 709 $	1 687 054 $
Impôts payés au comptant	91 034 $	137 805 $
Distributions au comptant par part *(note 5)*	0,60 $	1,74 $

Se reporter aux notes afférentes aux états financiers consolidés.

1. Principales conventions comptables

Les présents états financiers consolidés intermédiaires de Harvest Energy Trust (la « Fiducie ») ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada (les « PCGR canadiens »). La préparation d'états financiers exige de la direction qu'elle fasse des estimations et pose des hypothèses qui influent sur les montants déclarés d'actifs et de passifs, sur la présentation des éventualités, s'il en est, à la date des états financiers et sur les montants des produits et des charges de la période. De l'avis de la direction, les présents états financiers ont été dressés selon un seuil raisonnable d'importance relative. Les états financiers consolidés intermédiaires ont été établis selon les mêmes principales conventions comptables que celles qui ont été utilisées aux fins du rapport annuel de la Fiducie pour la période allant de sa formation, le 10 juillet 2002, au 31 décembre 2002 et qui sont décrites dans ce rapport, et ils doivent être lus à la lumière de celui-ci. Certains chiffres correspondants ont été reclassés afin que leur présentation soit conforme à celle de la période à l'étude.

Les présents états financiers consolidés englobent les comptes de Harvest Energy Trust et ceux de ses filiales en propriété exclusive.

2. Acquisition d'une société fermée

Le 1er juin 2003, Harvest Energy Trust a acquis la totalité des actions ordinaires et la participation de concessionnaire d'une société fermée. La contrepartie totale versée par la Fiducie a été de 10,1 millions de dollars et elle a été réglée par l'émission de 625 000 parts de fiducie au prix de 10,00 $ chacune (note 5), par 3 millions de dollars au comptant et par un billet à ordre non garanti et remboursable à vue de 850 000 $ portant intérêt au taux de 10 % par année en date du 27 juin 2003. Cette acquisition a été comptabilisée selon la méthode de l'acquisition.

Ce qui suit indique la juste valeur estimative des actifs acquis et des passifs pris en charge à la date de l'acquisition. La Société n'ayant pas encore calculé de façon définitive les actifs acquis et les passifs pris en charge, la ventilation du prix d'achat pourrait changer.

	Montant
Immobilisations corporelles	15 180 670 $
Fonds de roulement, montant net	(2 281 160)
Dette bancaire	(2 799 510)
	10 100 000 $

3. Billets de financement provisoire à payer

Le 29 septembre 2003, la Fiducie a conclu avec une société contrôlée par un administrateur de Harvest Operations Corp. une convention portant sur des billets de financement provisoire qui prévoit des avances pouvant aller jusqu'à 25 millions de dollars. Aux termes de cette convention, les intérêts sont versés trimestriellement à terme échu et sont calculés quotidiennement au taux fixe de 10 % par année. Aux termes de la convention portant sur les billets de financement provisoire, la tranche du capital en cours et la totalité des intérêts courus et non versés viennent à échéance le 1er janvier 2005 et doivent être remboursées intégralement à cette date. Une garantie a été consentie sous forme d'une débenture constituant une charge fixe et flottante sur la participation de concessionnaire de la Fiducie. Au 30 septembre 2003, un montant de 25 millions de dollars avait été prélevé sous forme de billets de financement provisoire et les intérêts courus s'élevaient à 13 699 $.

4. Billets de financement provisoire remboursables en capitaux propres

Le 28 juillet 2003, la Fiducie a conclu deux conventions portant sur des billets de financement provisoire remboursables en capitaux propres, lesquelles prévoient des avances pouvant totaliser 40 millions de dollars. Ces deux conventions sont assorties des mêmes modalités. La première convention, d'un montant de 30 millions de dollars, a été conclue avec une société contrôlée par un administrateur de Harvest Operations Corp. et la deuxième, d'un montant de 10 millions de dollars, a été conclue avec un administrateur de Harvest Operations Corp.

Selon les modalités de ces conventions, les intérêts sont versés trimestriellement à terme échu et ils sont calculés quotidiennement au taux fixe de 10 % par année. La Fiducie a la possibilité de régler les versements trimestriels d'intérêts au comptant ou par l'émission de parts de fiducie. Si la Fiducie choisit d'émettre des parts de fiducie, le nombre de parts de fiducie devant être émises aux fins du règlement d'un versement trimestriel, doit être égal au montant du versement trimestriel divisé par 90 % du cours moyen pondéré au cours des dix jours précédents.

La fiducie a également la possibilité de rembourser en tout temps les montants de capital en cours. Si la Fiducie choisit de rembourser une partie du montant en capital en cours, ce versement doit être fait au comptant. Si la Fiducie choisit de rembourser la totalité du montant en capital et le versement trimestriel d'intérêts courus à l'échéance, elle peut régler son obligation au comptant ou par l'émission de parts de fiducie. Le règlement au moyen de parts de fiducie est assujetti aux mêmes modalités que celles qui s'appliquent aux possibilités de règlement des intérêts décrites plus avant. La tranche du capital en cours et la totalité des intérêts courus et non versés aux termes des conventions de financement provisoire remboursable en capitaux propres viennent à échéance et sont exigibles intégralement le 1er janvier 2005. Une garantie a été consentie, sous forme de débenture constituant une charge fixe et flottante sur la participation de concessionnaire de la Fiducie. Les prêteurs du financement provisoire remboursable en capitaux propres peuvent exiger le remboursement du montant dans sa totalité si des événements précis d'inexécution aux termes des conventions de financement provisoire remboursable en capitaux propres surviennent. Le 29 septembre 2003, les conventions de billets de financement provisoire remboursables en capitaux propres ont été modifiées afin d'étendre la portée de l'utilisation permise aux termes des conventions antérieures au remboursement de la dette bancaire. Au 30 septembre 2003, un montant de

4. Billets de financement provisoire remboursables en capitaux propres (suite)

33,5 millions de dollars avait été prélevé sur les billets de financement provisoire remboursables en capitaux propres et le montant des intérêts courus s'établissait à 205 205 $, montant qui est imputé à l'avoir des porteurs de parts et exclu des résultats. Ce montant a été réglé au comptant postérieurement à la fin du trimestre.

5. Capital des porteurs de parts

a) Autorisé

Le capital autorisé est constitué d'un nombre illimité de parts de fiducie.

b) Émis

	Nombre de parts	Montant
Au 31 décembre 2002	9 312 500	36 727 997 $
Exercice de bons de souscription i)	150 000	150 000
Exercice de bons de souscription spéciaux ii)	1 500 000	15 000 000
Acquisitions iii)	825 000	8 350 000
Émission aux termes du régime de réinvestissement des distributions iv)	735 389	7 385 435
Frais d'émission des actions	–	(1 518 903)
Au 30 septembre 2003	12 522 889	66 094 529 $

i) Le 24 janvier 2003, 150 000 parts de fiducie ont été émises à une société contrôlée par un administrateur de Harvest Operations par suite de l'exercice d'un bon de souscription. Le produit de 150 000 $ a été crédité au fonds de roulement.

ii) Le 7 mars 2003, 1 500 000 bons de souscription spéciaux ont été exercés en échange de parts de fiducie. Les bons de souscription spéciaux avaient été émis le 4 février 2003, ce qui avait donné lieu à un produit de 13 700 000 $, déduction faite de la rémunération des preneurs fermes au taux de 5 % et des frais d'émission d'environ 550 000 $.

iii) Le 27 mai 2003, la Fiducie a émis 200 000 parts de fiducie au prix de 10,50 $ chacune en guise de contrepartie à l'achat d'une propriété productrice de pétrole brut.

Le 27 juin 2003, la Fiducie a émis 625 000 parts de fiducie au prix de 10,00 $ chacune en guise de contrepartie partielle à l'achat d'une société fermée (note 2).

5. Capital des porteurs de parts (suite)

b) Émis (suite)

iv) Le tableau ci-dessous indique les émissions de parts de fiducie aux termes du régime de réinvestissement des distributions (« RRD ») :

Mois de distribution	Date de clôture des registres	Date du versement	Parts de fiducie émises en vertu du RRD	Montant
Janvier	31 janvier 2003	17 février 2003	79 208	794 650 $
Février	28 février 2003	17 mars 2003	73 230	780 223
Mars	31 mars 2003	15 avril 2003	96 019	907 805
Avril	30 avril 2003	15 mai 2003	98 535	925 662
Mai	31 mai 2003	16 juin 2003	103 059	990 697
Juin	30 juin 2003	15 juillet 2003	104 425	989 718
Juillet	31 juillet 2003	15 août 2003	92 818	989 612
Août	29 août 2003	15 septembre 2003	88 095	1 007 068
Au 30 septembre 2003			735 389	7 385 435 $

c) Données par part

Le tableau ci-dessous indique le nombre de parts de fiducie ayant servi à calculer le bénéfice par part de fiducie :

	Trois mois arrêtés au 30 septembre 2003	Neuf mois arrêtés au 30 septembre 2003
Nombre moyen pondéré de parts de fiducie en circulation, de base	12 385 722	11 383 042
Incidence des droits de souscription de parts de fiducie	391 972	360 157
Nombre moyen pondéré de parts de fiducie en circulation, dilué	12 777 694	11 743 199

6. Régime d'achat de parts incitatif

Un régime d'achat de parts incitatif a été mis en place, aux termes duquel, la Fiducie est autorisée à octroyer des droits incessibles de souscription de parts de fiducie aux administrateurs, aux dirigeants, aux conseillers, aux salariés et à d'autres prestataires de services. Ces droits visent un total de 1 121 000 parts de fiducie. Le prix d'exercice initial des droits octroyés dans le cadre du régime est égal au cours de clôture la veille de la date à laquelle les droits sont octroyés. Les droits ont une durée maximale de cinq ans. À l'occasion, le prix d'exercice des droits est rajusté à la baisse en fonction des distributions au comptant qui sont faites à l'égard des parts de fiducie lorsque le taux de distribution minimum est atteint. Le tableau ci-dessous indique le nombre de parts de fiducie qui sont réservées à des fins d'émission aux termes du régime d'achat de parts incitatif :

	Droits de souscription de parts de fiducie	Prix d'exercice moyen pondéré
En vigueur au 31 décembre 2002	787 500	7,80 $
Octroyés le 24 janvier 2003	32 500	10,21
Octroyés le 14 février 2003	34 500	10,75
Octroyés le 15 juillet 2003	12 500	10,18
Octroyés le 17 juillet 2003	7 500	10,20
Octroyés le 18 juillet 2003	11 000	10,30
Réduction du prix d'exercice en raison des distributions	–	(1,80)
Au 30 septembre 2003	885 500	6,32 $

Les droits de souscription de parts de fiducie en vigueur deviennent acquis en tranches égales sur une période de quatre ans à la date anniversaire de leur attribution.

Conformément au chapitre 3870, *Rémunérations et autres paiements à base d'actions*, du *Manuel de l'ICCA*, la Fiducie a choisi de ne pas comptabiliser de charge de rémunération lorsque des droits de souscription de parts de fiducie ne prévoyant aucun règlement en espèces sont octroyés aux salariés et aux administrateurs dans le cadre du régime d'achat de parts incitatif, sans être assortis de modalités de règlement au comptant. La juste valeur des droits de souscription de parts de fiducie octroyés aux administrateurs, aux dirigeants et aux salariés a été établie à l'aide d'un modèle binomial d'évaluation des options. La Fiducie a utilisé le modèle binomial parce qu'il permet de calculer la juste valeur d'un droit de souscription de parts de fiducie dont le prix d'exercice diminue en fonction des distributions versées depuis la date d'émission jusqu'à la date d'acquisition des droits.

6. Régime d'achat de parts incitatif (suite)

Afin d'établir les informations sur la juste valeur qui sont fournies ci-dessous, la juste valeur de chaque droit de souscription de parts de fiducie a été estimée à la date de l'attribution en fonction des hypothèses moyennes pondérées suivantes :

Volatilité prévue	23,3 %
Taux d'intérêt sans risque	3,5 %
Durée de vie prévue des droits de souscription de parts de fiducie	4 ans
Distribution annuelle estimative par part	2,40 $

Pour établir les informations pro forma, la juste valeur estimative des droits de souscription de parts de fiducie est amortie sur les périodes d'acquisition des droits. Le bénéfice net pro forma et le bénéfice pro forma par part de fiducie auraient été comme suit :

		Trois mois arrêtés au 30 septembre 2003	Neuf mois arrêtés au 30 septembre 2003
Bénéfice net	Déjà établi	5 751 236 $	10 667 283 $
	Pro forma	5 317 606 $	9 522 447 $
Bénéfice par part – de base	Déjà établi	0,46 $	0,94 $
	Pro forma	0,43 $	0,84 $
Bénéfice par part – dilué	Déjà établi	0,45 $	0,91 $
	Pro forma	0,42 $	0,81 $

Relativement aux droits de souscription de parts de fiducie émis à des non-salariés, la Fiducie a, au cours du trimestre et des neuf mois à l'étude, constaté respectivement 12 273 $ et 37 228 $ en tant que charge de rémunération et elle a inclus ces montants dans les frais généraux et administratifs présentés à l'état consolidé des résultats et des bénéfices non répartis.

7. Instruments financiers

La Fiducie a recours à des contrats de vente de pétrole et à des instruments financiers dérivés pour atténuer l'incidence des fluctuations des prix des marchandises sur les prix qu'elle obtient. Ce qui suit résume les contrats de vente de pétrole comportant des caractéristiques de swap de prix ou de tunnel au 30 septembre 2003 et dont les prix de vente futurs sont fixes :

Swaps	Durée	Prix le baril	Évaluation à la valeur du marché Gain (perte)
Swaps fondés sur le West Texas Intermediate			
1 000 b/j	Octobre à décembre 2003	36,63 $ CA	23 972 $
1 510 b/j	Janvier à mars 2004	23,23 $ US	(786 285) $
1 300 b/j	Janvier à mars 2004	24,33 $ US	(507 925) $
500 b/j	Janvier à décembre 2004	24,12 $ US	(603 370) $
500 b/j	Janvier à décembre 2004	24,25 $ US	(572 214) $
1 430 b/j	Avril à juin 2004	22,93 $ US	(664 575) $
1 200 b/j	Avril à juin 2004	25,50 $ US	(758 654) $
1 380 b/j	Juillet à septembre 2004	22,70 $ US	(592 472) $
500 b/j	Juillet à septembre 2004	24,56 $ US	(102 307) $
1 325 b/j	Octobre à décembre 2004	22,54 $ US	(528 585) $
500 b/j	Octobre à décembre 2004	24,03 $ US	(109 459) $
500 b/j	Janvier à décembre 2005	24,00 $ US	(309 139) $
1 100 b/j	Janvier à mars 2005	22,38 $ US	(404 432) $
1 030 b/j	Avril à juin 2005	22,18 $ US	(381 430) $
Swaps fondés sur l'écart du mélange du pétrole brut Lloydminster			
2 000 b/j	Janvier à décembre 2004	(7,75)$ US	390 644 $
1 000 b/j	Janvier à décembre 2004	(8,20)$ US	(20 371) $

Tunnels	Durée	Prix le baril	Évaluation à la valeur du marché Gain (perte)
500 b/j	Janvier à décembre 2004	35,50 $ - 37,35 $ CA	45 106 $
1 000 b/j	Janvier à décembre 2004	23,00 $ - 27,95 $ US	0 $
1 000 b/j	Janvier à décembre 2004	25,00 $ - 28,25 $ US	0 $

7. **Instruments financiers (suite)**

Options de vente vendues	Durée	Prix le baril	Évaluation à la valeur du marché Gain (perte)
500 b/j	Janvier à décembre 2004	Option de vente vendue 15,50 $ CA	(21 569) $
1 000 b/j	Janvier à décembre 2004	Option de vente vendue 18,00 $ CA	(119 830) $
1 000 b/j	Janvier à décembre 2004	Option de vente vendue 18,00 $ CA	(119 830) $

La Fiducie a également conclu un contrat visant la livraison, au vendeur de la propriété, de 6 000 b/j du mélange de pétrole brut Lloydminster jusqu'au 31 décembre 2003. Ce contrat oblige la Fiducie à acheter environ 1 000 b/j de diluants qu'elle doit mélanger à sa production afin de satisfaire aux exigences en matière de qualité du pétrole à la destination de livraison. Aux termes de ce contrat, la Fiducie obtient un prix équivalant au prix du WTI à la NYMEX, moins un écart fixe de 8,23 $ US par baril, ce prix ne pouvant être inférieur à 14,40 $ US le baril ou supérieur à 17,24 $ US le baril.

Le tableau ci-dessous présente un sommaire des swaps de couverture des prix de l'électricité que Harvest Operations avait conclus au 30 septembre 2003 afin de fixer le coût de sa consommation d'électricité future :

Swaps	Durée	Prix le mégawatt	Évaluation à la valeur du marché Gain (perte)
5 MW	Janvier à décembre 2003	46,30 $ CA	129 168 $
5 MW	Janvier à décembre 2004	46,00 $ CA	65 880 $
5 MW	Janvier à décembre 2004	46,00 $ CA	65 880 $
5 MW	Janvier à décembre 2004	45,50 $ CA	87 840 $
5 MW	Janvier à décembre 2005	43,00 $ CA	38 544 $
9,75 MW	Avril 2003 à mars 2006	44,50 $ CA	712 577 $

Swaps	Durée	Prix le mégawatt	Évaluation à la valeur du marché Gain (perte)
5 MW	Janvier à décembre 2005	8,40 GJ/MWh	45 289 $

7. Instruments financiers (suite)

Au 30 septembre 2003, la perte non réalisée et évaluée à la valeur du marché de tous les contrats sur instruments financiers dérivés conclus par Harvest Operations était d'environ 4 973 581 $. Harvest Operations Corp. a versé un dépôt aux contreparties à l'égard de certains de ces contrats selon leur valeur évaluée à la valeur du marché à la fin du jour de négociation. Au 30 septembre 2003, ce montant totalisait 5 076 910 $ et était inscrit dans le solde des charges payées d'avance et dépôts.

8. Variation du fonds de roulement hors caisse

	Trois mois arrêtés au 30 septembre 2003	Neuf mois arrêtés au 30 septembre 2003
Variations des éléments hors caisse du fonds de roulement		
Débiteurs	1 728 332 $	(82 019)$
Charges payées d'avance et dépôts	(4 360 789)	(6 195 004)
Créditeurs et charges à payer	7 787 060	9 498 951
Distributions au comptant à verser	57 068	642 078
Intérêts courus à payer	(590 925)	(170 445)
Impôt des grandes sociétés exigible	–	(46 771)
	4 620 746 $	3 646 790 $
Variations liées aux activités d'exploitation	7 345 126 $	6 448 729 $
Variations liées aux activités de financement	57 068	642 078
Variations liées aux activités d'investissement	(2 781 448)	(3 444 017)
	4 620 746 $	3 646 790 $

9. Opérations entre apparentés

Un administrateur et une société contrôlée par un administrateur de Harvest Operations Corp. ont consenti une avance de 60,5 millions de dollars à la Fiducie au cours de la période arrêtée au 30 septembre 2003 (notes 3 et 4).

Le 24 janvier 2003, une société contrôlée par un administrateur de Harvest Operations Corp. a exercé un bon de souscription visant l'achat de 150 000 parts de fiducie pour un produit de 150 000 $ (note 5).

Une société contrôlée par un administrateur de Harvest Operations Corp. a sous-loué des locaux à bureaux et elle obtient des services administratifs à la juste valeur du marché.

10. Événements postérieurs à la date du bilan

Le 1er octobre 2003, Harvest Energy Trust a remboursé une tranche de 11 millions de dollars de l'emprunt provisoire à payer, plus les intérêts courus.

Le 3 octobre 2003, Harvest Operations Corp. a obtenu une facilité bancaire provisoire de 15 millions de dollars et elle a par la suite versé 2 902 990 $ à l'égard de prélèvements et d'intérêts impayés afin d'annuler l'emprunt à vue. Les prélèvements sur la facilité provisoire portent intérêt au taux préférentiel majoré de un-demi pour cent.

Le 15 octobre 2003, la Fiducie a versé aux porteurs de parts inscrits le 30 septembre 2003, la distribution de 0,20 $ par part de fiducie annoncée le 16 septembre 2003. La distribution versée a été sous forme de 1 476 228 $ au comptant et de 89 578 parts de fiducie qui ont été émises contre un montant de 1 028 349 $ lors du réinvestissement des distributions conformément au régime de réinvestissement et au régime d'achat optionnel de parts.

Le 16 octobre 2003, Harvest Operations Corp. a conclu avec un consortium de banques à charte canadiennes une facilité bancaire de 89 millions de dollars. La facilité porte intérêt au taux préférentiel majoré de 0,25 % à 1,5 %, et il est fonction du ratio emprunts/flux de trésorerie de la Fiducie. La base d'emprunt est réduite de 4,5 millions de dollars par mois à compter du 31 janvier 2004. Une tranche de cette facilité a servi à rembourser la facilité bancaire provisoire de 15 millions de dollars.

Le 16 octobre 2003, la Fiducie a mené à terme l'acquisition des propriétés Carlyle dans le sud-est de la Saskatchewan pour un prix d'achat estimatif de 80 millions de dollars.

Le 16 octobre 2003, la Fiducie a conclu le placement visant 4 312 500 parts de fiducie au prix de 12,00 $ la part, pour un produit brut d'environ 51,8 millions de dollars.

Le 17 octobre 2003, la Fiducie a émis 73 400 droits supplémentaires de souscription de parts de fiducie à des salariés de Harvest Operations Corp. Le prix d'exercice moyen des droits octroyés est de 12,19 $. Leur prix d'exercice est rajusté à la baisse à l'occasion en fonction des distributions au comptant qui sont faites à l'égard des parts de fiducie lorsque le taux de distribution minimum est atteint. Tous les droits de souscription de parts de fiducie en vigueur deviennent acquis en tranches égales sur une période de quatre ans à la date anniversaire de leur attribution et ils sont assujettis à l'approbation du conseil d'administration.

Le 23 octobre 2003, la Fiducie a annoncé une distribution au comptant de 0,20 $ par part de fiducie aux porteurs de parts inscrits le 31 octobre 2003. La distribution a été versée le 15 novembre 2003 et a été sous forme de 2 338 364 $ au comptant et de 88 256 parts de fiducie qui ont été émises contre un montant de 1 046 229 $ lors du réinvestissement des distributions conformément au régime de réinvestissement et du régime d'achat optionnel de parts.

Le 27 octobre 2003, Harvest Operations Corp. a acheté une option de vente sur moyenne de taux libellée en dollars US dont le prix de levée est de 1,3333 $, pour un prix de 2 millions de dollars. Le montant nominal de référence de l'option est de 3 millions de dollars US par mois, et sa durée va du 1er novembre 2003 au 31 décembre 2004. Le contrat est réglé mensuellement, le dernier jour ouvrable du mois.

10. Événements postérieurs à la date du bilan (suite)

Ce qui suit résume les contrats de vente de pétrole comportant des caractéristiques de swap de prix ou de tunnel, contrats que Harvest Operations Corp. a conclus après le 30 septembre 2003 et dont les prix d'achat et de vente futurs sont fixes :

Date de l'opération	Swap	Durée	Prix le baril
Swaps fondés sur l'écart du mélange du pétrole brut Lloydminster			
10 octobre 2003	500 b/j	Janvier à décembre 2004	(7,90)$ US

Date de l'opération	Tunnels	Durée	Prix le baril
16 octobre 2003	2 500 b/j	Octobre à décembre 2003	24,00 $ - 30,45 $ US
16 octobre 2003	2 500 b/j	Janvier à décembre 2004	22,00 $ - 28,10 $ US

Harvest Energy Trust est une fiducie pétrolière et gazière sise à Calgary dont l'objectif est de verser des distributions mensuelles stables à ses porteurs de parts en mettant de l'avant une stratégie d'acquisition, de mise en valeur et d'exploitation du pétrole brut, du gaz naturel et des liquides de gaz naturel. S'appuyant sur ses actifs, qui comprennent des propriétés renfermant du pétrole brut léger ainsi que du pétrole brut de densités moyenne et lourde de haute qualité, situées dans le centre-est de l'Alberta et dans le sud-est de la Saskatchewan, et sur sa stratégie d'exploitation, Harvest vise à offrir un rendement économique de haut niveau à ses porteurs de parts.

Pour de plus amples renseignements veuillez communiquer avec l'une ou l'autre des personnes suivantes :

Jacob Roorda, président ou David M. Fisher, vice-président, Finances

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Téléphone : (403) 265-1178
Télécopieur : (403) 265-3490
Adresse courriel : information@harvestenergy.ca
Site Web: www.harvestenergy.ca
Symbole à la Bourse de Toronto : HTE.UN





FMC

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
601934-253

Le 13 janvier 2004

Via SEDAR
Madame Josée Deslauriers
Directrice des marchés des capitaux
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

Objet : Harvest Energy Trust
Projet n° 00592448

Madame,

Au nom de Harvest Energy Trust, nous déposons la version française des états financiers consolidés intermédiaires non vérifiés (y compris le rapport de gestion) pour la période de neuf mois terminée le 30 septembre 2003.

Le présent dépôt complète le dépôt effectué le 25 novembre 2003 par Valiant Trust Company.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

1301047.pdf


106


FMC

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
601934-253

Le 13 janvier 2004

Via SEDAR
Madame Josée Deslauriers
Directrice des marchés des capitaux
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

Objet : Harvest Energy Trust
Projet n° 00582595

Madame,

Au nom de Harvest Energy Trust, nous déposons la version française de l'avis de changement important daté du 23 octobre 2003.

Le présent dépôt complète le dépôt effectué le 23 octobre 2003 par Burnet, Duckworth & Palmer LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

1301045.pdf

(107)

FMC

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
601934-253

04 MAR -9 AM 7:21

Le 13 janvier 2004

Via SEDAR
Madame Josée Deslauriers
Directrice des marchés des capitaux
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

Objet : Harvest Energy Trust
Projet n° 00579908

Madame,

Au nom de Harvest Energy Trust, nous déposons la version française de l'avis de changement important daté du 10 octobre 2003.

Le présent dépôt complète le dépôt effectué le 10 octobre 2003 par Burnet, Duckworth & Palmer LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

1301044.pdf


108


FMC

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
601934-253

Le 13 janvier 2004

Via SEDAR
Madame Josée Deslauriers
Directrice des marchés des capitaux
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

Objet : Harvest Energy Trust
Projet n° 00539113

Madame,

Au nom de Harvest Energy Trust, nous déposons la version française du rapport de gestion pour la période allant du 10 juillet 2002 au 31 décembre 2002.

Le présent dépôt complète le dépôt effectué le 15 mai 2003 par Burnet, Duckworth & Palmer LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

1301048.pdf


FMC


109

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
601934-253

Le 13 janvier 2004

Via SEDAR
Madame Josée Deslauriers
Directrice des marchés des capitaux
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

Objet : Harvest Energy Trust
Projet n° 00539087

Madame,

Au nom de Harvest Energy Trust, nous déposons la version française des états financiers consolidés vérifiés pour la période allant du 10 juillet 2002 au 31 décembre 2002.

Le présent dépôt complète le dépôt effectué le 15 mai 2003 par Valiant Trust Company.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

1301046.pdf


110


FMC

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
601934-253

Le 13 janvier 2004

Via SEDAR
Madame Josée Deslauriers
Directrice des marchés des capitaux
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

Objet : Harvest Energy Trust
Projet n° 00511700

Madame,

Au nom de Harvest Energy Trust, nous déposons la version française de l'avis de changement important daté du 4 février 2003.

Le présent dépôt complète le dépôt effectué le 5 février 2003 par Burnet, Duckworth & Palmer LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

1301043.pdf





FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
601934-253

Le 13 janvier 2004

Via SEDAR
Madame Josée Deslauriers
Directrice des marchés des capitaux
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

Objet : Harvest Energy Trust
Projet n° 00509401

Madame,

Au nom de Harvest Energy Trust, nous déposons la version française de l'avis de changement important daté du 22 janvier 2003.

Le présent dépôt complète le dépôt effectué le 24 janvier 2003 par Burnet, Duckworth & Palmer LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

1301042.pdf

112

États financiers consolidés

Harvest Energy Trust

Période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002

Rapport des vérificateurs au fiduciaire de Harvest Energy Trust et aux administrateurs de Harvest Operations Corp.

Nous avons vérifié le bilan consolidé de Harvest Energy Trust au 31 décembre 2002 et les états consolidés des résultats et du bénéfice cumulé et des flux de trésorerie de la période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002. La responsabilité de ces états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Fiducie au 31 décembre 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour la période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002 selon les principes comptables généralement reconnus du Canada.

Comptables agréés

Calgary, Canada
Le 21 mars 2003

Harvest Energy Trust

Bilan consolidé

	Au 31 décembre 2002
Actif	
Actif à court terme	
Encaisse et placements à court terme	4 502 947 $
Débiteurs	13 577 870
Charges payées d'avance	409 573
	18 490 390
Frais de financement reportés, déduction faite de l'amortissement	2 209 792
Fonds pour la restauration des lieux *[note 3]*	125 000
Impôts futurs *[note 9]*	1 272 000
Immobilisations corporelles, montant net *[note 4]*	71 631 507
	93 728 689$
Passif et avoir des porteurs de parts	
Passif à court terme	
Créditeurs et charges à payer	5 593 405 $
Distributions en espèces à payer	1 862 500
Intérêts courus à payer	389 349
Impôt des grandes sociétés exigible	46 771
	7 892 025
Dette à long terme *[note 5]*	45 286 396
Frais de restauration et de remise en état des lieux *[note 3]*	544 178
	53 722 599
Engagements et éventualités [note 13]	
Avoir des porteurs de parts	
Capital des porteurs de parts *[note 6]*	36 727 997
Bénéfice cumulé	5 136 093
Surplus d'apport *[note 7]*	4 500
Distributions en espèces cumulées	(1 862 500)
	40 006 090
	93 728 689 $

Événements postérieurs à la date du bilan [note 12]

Se reporter aux notes afférentes aux états financiers consolidés.
Approuvé par le conseil d'administration :

« John A. Brussa » ______________, administrateur

« Hector J. McFadyen » ______________, administrateur

Harvest Energy Trust

État consolidé des résultats et du bénéfice cumulé

Période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002

Produits	
Ventes de pétrole et de gaz naturel, déduction faite des opérations de couverture	21 699 861 $
Redevances	(2 864 411)
Revenu de redevances	119 982
	18 955 432
Charges	
Frais d'exploitation	6 396 294
Intérêts débiteurs et amortissement des frais de financement	2 046 406
Intérêts sur la dette à long terme	599 137
Frais généraux et administratifs	576 780
Frais de restauration et de remise en état des lieux	544 178
Épuisement et amortissement	5 136 829
Gain de change	(255 056)
	15 044 568
Bénéfice avant les impôts	3 910 864
Impôts	
Impôt des grandes sociétés	46 771
Recouvrement d'impôts futurs *[note 9]*	(1 272 000)
Bénéfice net de la période, soit le bénéfice cumulé	5 136 093 $
Bénéfice de base par part de fiducie *[note 6]*	3,69 $
Bénéfice dilué par part de fiducie *[note 6]*	3,46 $

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

État consolidé des flux de trésorerie

Période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002

Flux de trésorerie liés aux activités suivantes :	
Activités d'exploitation	
Bénéfice net de la période	5 136 093 $
Éléments sans effet sur la trésorerie :	
Épuisement et amortissement	5 136 829
Amortissement des frais de financement	209 788
Frais de restauration et de remise en état des lieux	544 178
Gain de change	(255 056)
Rémunération à base de parts	4 500
Recouvrement d'impôts futurs	(1 272 000)
Rentrées de fonds nettes liées aux activités d'exploitation	9 504 332
Variation des éléments hors caisse du fonds de roulement [note 11]	(6 974 243)
	2 530 089
Activités de financement	
Émission de parts de fiducie, déduction faite des frais	31 727 997
Charges reportées	(2 419 580)
Financement initial	55 041 491
Remboursement du financement initial	(55 041 491)
Émission de débentures	5 000 000
Émission de titres d'emprunt à long terme	60 202 789
Remboursement de titres d'emprunt à long terme	(14 661 337)
Variation des éléments hors caisse du fonds de roulement *[note 11]*	781 049
	80 630 918
Activités d'investissement	
Acquisition de propriétés	(76 153 324)
Nouvelles immobilisations corporelles	(770 162)
Produit de la cession d'immobilisations corporelles	155 150
Fonds de remise en état	(125 000)
Variation des éléments hors caisse du fonds de roulement *[note 11]*	(1 764 724)
	(78 658 060)
Augmentation de l'encaisse et des placements à court terme	4 502 947
Encaisse et placements à court terme au début de la période	–
Encaisse et placements à court terme à la fin de la période	4 502 947 $
Intérêts versés en espèces	1 886 921 $
Impôts versés en espèces	–
Distribution en espèces par part de fiducie	0,20 $

Se reporter aux notes afférentes aux états financiers consolidés.

1. Structure de la Fiducie

Harvest Energy Trust (la « Fiducie ») est une société de placement à capital variable sans personnalité morale qui a été constituée en vertu des lois de la province d'Alberta. Conformément à un acte de fiducie et à une convention d'administration, la Fiducie est gérée par sa filiale en propriété exclusive, Harvest Operations Corp. (« Harvest Operations »). La Fiducie acquiert et détient des participations aux bénéfices nets dans des propriétés pétrolifères et gazéifères qui sont acquises et détenues par Harvest Operations.

Les porteurs des parts de fiducie sont les bénéficiaires de la Fiducie. Tous les mois, la Fiducie distribue ses espèces à distribuer aux porteurs de parts inscrits le dernier jour de chaque mois civil. Le montant des distributions par part de fiducie est égal à la quote-part du bénéfice net de la Fiducie (y compris les redevances directes reçues, les participations aux bénéfices nets dans des propriétés pétrolifères et gazéifères et les redevances à la Couronne non déductibles par Harvest Operations aux fins fiscales), des dividendes de Harvest Operations, des crédits d'impôt de l'Alberta au titre des redevances reçus moins les charges (y compris les intérêts débiteurs et les montants nets remboursés sur la dette) et des gains en capital nets réalisés de la Fiducie, moins un montant approprié affecté au fonds de roulement.

2. Principales conventions comptables

Les présents états financiers consolidés de la Fiducie ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada (« PCGR du Canada »).

a) Consolidation

Les états financiers consolidés comprennent les comptes de la Fiducie et de sa filiale en propriété exclusive, Harvest Operations. Tous les soldes et opérations interentités ont été éliminés de la consolidation.

b) Recours à des estimations

La préparation d'états financiers exige que la direction fasse des estimations et qu'elle pose des hypothèses qui ont une incidence sur les montants déclarés des éléments d'actif et de passif et sur les informations présentées à l'égard des éventualités à la date du bilan, ainsi que sur les montants présentés au titre des produits et des charges de la période. En particulier, les montants inscrits pour l'épuisement et l'amortissement et pour la restauration et la remise en état des lieux et les montants utilisés aux fins du calcul de la limite maximale sont fondés sur des estimations des réserves de pétrole et de gaz naturel et des coûts futurs qui devront être engagés pour mettre en valeur ces réserves. De par leur nature, ces estimations font l'objet d'une incertitude relative à la mesure.

2. Principales conventions comptables (suite)

c) Constatation des produits

Les produits tirés de la vente du pétrole brut, du gaz naturel et des liquides de gaz naturel de Harvest Operations sont constatés lorsque le droit de propriété est transféré de cette dernière à son client.

d) Encaisse et placements à court terme

Les placements à court terme dont l'échéance est inférieure à trois mois sont considérés comme des quasi-espèces et sont comptabilisés au coût, qui se rapproche de la valeur au marché de ces placements.

e) Consolidation proportionnelle

Harvest Operations exerce la quasi-totalité de ses activités de production de pétrole et de gaz naturel par l'intermédiaire de coentreprises, et les comptes reflètent uniquement le pourcentage de participation des coentreprises dans ces activités.

f) Immobilisations corporelles

La Fiducie applique la méthode de la capitalisation du coût entier. Tous les coûts d'acquisition de propriétés pétrolifères et gazéifères et les coûts d'exploration et de mise en valeur connexes, y compris les frais indirects imputables directement à ces activités, sont capitalisés et accumulés dans un seul centre de coûts. Les frais d'entretien et de réparation sont passés en charges. Les remplacements et les améliorations qui ont pour effet de prolonger la durée économique des immobilisations sont capitalisés.

Les gains et les pertes réalisés à la cession de propriétés pétrolifères et gazéifères ne sont constatés que dans les cas où la cession de ces propriétés a pour effet de modifier le taux d'épuisement de 20 % ou plus.

Limite maximale

La Fiducie limite le total des coûts des immobilisations qui peuvent être reportés et imputés aux résultats de périodes futures (la « limite maximale »). La limite maximale est un critère de récupération des coûts selon lequel les coûts capitalisés, moins l'épuisement cumulé, les frais de restauration des lieux et le coût des terrains non prouvés ou leur valeur marchande, si elle est inférieure, sont plafonnés au montant qui correspond aux produits d'exploitation nets futurs estimatifs non actualisés qui seront tirés des réserves prouvées, moins les frais généraux et administratifs, les frais de restauration de lieux, les frais de gestion, les frais de financement futurs et les impôts sur les bénéfices applicables. Les coûts et les prix en vigueur à la date du bilan sont utilisés aux fins de ce calcul. Tous les coûts inscrits au bilan qui excèdent la limite maximale sont passés en charges.

2. Principales conventions comptables (suite)

Provision pour frais de restauration et de remise en état des lieux

La Fiducie constitue une provision pour les frais futurs de restauration et de remise en état des lieux qui est fondée sur les estimations faites par la direction et amortie selon la méthode de l'amortissement proportionnel à l'utilisation. Les frais réels de restauration des lieux sont imputés à l'élément de passif cumulé.

Épuisement et amortissement

La provision pour épuisement et amortissement des biens pétroliers et gaziers est établie selon la méthode de l'amortissement proportionnel à l'utilisation, en fonction des réserves prouvées avant les redevances, telles qu'elles ont été estimées par des ingénieurs indépendants spécialistes des gisements de pétrole. Le calcul de la provision est fondé sur les coûts capitalisés des biens pétroliers et gaziers plus les coûts estimatifs futurs de mise en valeur des réserves prouvées inexploitées. Les réserves sont converties en unités équivalentes à raison de six mille pieds cubes de gaz naturel pour un baril de pétrole.

Le mobilier et le matériel de bureau sont amortis à des taux qui varient de 20 % à 33 % par an.

g) Impôts sur les bénéfices

La Fiducie est une entité imposable en vertu de la Loi de l'impôt sur le revenu (Canada) et elle est imposée uniquement sur le bénéfice qui n'est pas distribué ou distribuable aux porteurs de parts. Comme la Fiducie entend distribuer la totalité de son bénéfice imposable aux porteurs de parts et qu'elle satisfait aux exigences de la Loi de l'impôt sur le revenu (Canada) en ce qui concerne les fiducies, elle constitue une provision pour les impôts sur les bénéfices selon la méthode des impôts exigibles.

Harvest Operations comptabilise les impôts sur les bénéfices selon la méthode axée sur le bilan. Selon cette méthode, des actifs et des passifs d'impôts sur les bénéfices sont constatés à l'égard de l'incidence fiscale estimative des écarts entre les montants présentés dans les états financiers et leurs valeurs fiscales respectives, et ils sont calculés aux taux d'imposition en vigueur ou pratiquement en vigueur. L'incidence d'une modification des taux d'imposition sur les actifs et passifs d'impôts futurs est constatée dans les résultats de la période au cours de laquelle la modification se produit. Les écarts temporaires qui découlent d'acquisitions donnent lieu à des actifs et à des passifs d'impôts futurs.

2. Principales conventions comptables (suite)

h) Rémunération à base de parts

La Fiducie comptabilise les attributions faites dans le cadre du régime de rémunération incitative à base de parts de fiducie selon la méthode fondée sur la valeur intrinsèque [note 7]. Conformément aux modalités du régime, le prix d'exercice des droits attribués pourrait être réduit dans des périodes futures en fonction des distributions faites aux porteurs de parts de la Fiducie. La Fiducie ne constate aucune charge de rémunération à l'émission de droits aux salariés et aux administrateurs, étant donné que le prix d'exercice des droits est égal à la valeur de marché à la date d'attribution. Les droits émis à des non-salariés sont comptabilisés selon la méthode fondée sur la juste valeur qui s'applique à la comptabilisation des rémunérations à base d'actions.

i) Frais de financement reportés

Les frais de financement reportés s'entendent des coûts qui sont engagés à l'émission de titres d'emprunt. Ces frais sont amortis selon la méthode de l'amortissement linéaire sur la durée de l'emprunt et inclus dans les intérêts débiteurs se rapportant aux titres en question.

j) Instruments financiers

Harvest Operations utilise des instruments financiers pour gérer le risque auquel l'exposent les fluctuations défavorables des prix des marchandises, des taux de change, des coûts de l'électricité et des taux d'intérêt. Elle a pour politique de ne pas utiliser d'instruments financiers dérivés à des fins de transaction ou de spéculation. Les gains ou pertes réalisés sur les instruments financiers qui sont désignés et évalués comme des couvertures efficaces sont constatés dans les résultats en même temps que l'opération couverte sous-jacente. À la fin de la période de couverture d'une opération anticipée ou lorsque cette couverture cesse d'être efficace, le gain ou la perte connexe à cette date est reporté et constaté en même temps que l'opération anticipée. Les variations ultérieures de la valeur des instruments financiers sont constatées dans les résultats.

k) Conversion des devises étrangères

Les actifs et les passifs monétaires libellés en devises étrangères sont convertis au taux de change en vigueur à la date du bilan. Les produits et les charges sont convertis au taux de change moyen mensuel. Les gains et les pertes de change sont constatés dans les résultats de la période au cours de laquelle ils se produisent.

3. Frais de restauration et de remise en état des lieux

La restauration des lieux consiste à nettoyer et à remettre en état les emplacements des puits et les installations de production. En outre, certaines usines devront être fermées, ce qui signifie que les installations devront être démontées et que les terrains sur lesquels elles se trouvent devront être décontaminés et remis en état. Les coûts estimatifs futurs, déduction faite de la valeur de récupération, totalisent environ 9 213 808 $, dont 544 178 $ ont été constatés au 31 décembre 2002. Le conseil d'administration a établi un fonds afin de s'assurer que l'entreprise disposera des sommes nécessaires pour effectuer les travaux futurs de restauration et de remise en état des lieux. En 2002, la somme de 125 000 $ a été versée dans ce fonds.

4. Immobilisations corporelles

	Coût	Épuisement et amortissement cumulés	Valeur comptable nette
Propriétés pétrolifères et gazéifères	55 188 754 $	(3 841 661)$	51 347 093 $
Installations et matériel de production	21 343 287	(1 271 752)	20 071 535
Mobilier et matériel de bureau	236 295	(23 416)	212 879
	76 768 336 $	(5 136 829)$	71 631 507 $

Des frais généraux et administratifs de 174 425 $ ont été capitalisés au cours de la période arrêtée au 31 décembre 2002.

Tous les coûts étaient sujets à l'amortissement pour épuisement et amortissement au 31 décembre 2002. En outre, des coûts futurs de mise en valeur de 9 857 300 $ sont inclus dans le calcul de la dotation à la provision pour épuisement et amortissement au 31 décembre 2002.

Conformément aux PCGR du Canada, la Fiducie a calculé la limite maximale au 31 décembre 2002. Ce calcul était fondé sur les prix des marchandises au 31 décembre 2002, soit 31,23 $ US le baril de pétrole brut WTI et 5,20 $ le kpi^3 de gaz naturel d'AECO et il a donné lieu à un excédent.

5. Dette à long terme

Le 14 novembre 2002, Harvest Operations a obtenu une facilité de crédit à terme dont la base d'emprunt est de 60 millions de dollars US. La base d'emprunt initiale de cette facilité est de 38 millions de dollars US. La facilité porte intérêt au taux préférentiel du prêteur majoré d'une marge applicable, dans le cas d'un prêt à taux de base, et au TIOL ou selon la commission d'acceptation d'usage des acceptations bancaires majoré d'une marge applicable, dans le cas d'un prêt en eurodollars ou d'un prêt consenti au moyen d'acceptations bancaires. La marge applicable est de 1,125 % ou 1,875 % pour un prêt à taux de base et de 2,125 % ou 2,875 % pour un prêt en eurodollars ou un prêt consenti au moyen d'acceptations bancaires, selon le montant qui est prélevé. Le taux d'intérêt effectif qui s'appliquait à cette facilité de crédit était de 5,35 % pour la période arrêtée au 31 décembre 2002. Harvest Operations a accordé au prêteur une charge prioritaire sur la totalité de son actif en garantie de la facilité de crédit. Harvest Operations doit démontrer sa capacité de s'acquitter de ses obligations aux termes de la convention de crédit en maintenant certains ratios financiers et en respectant certaines clauses restrictives, notamment l'obligation de mettre en place des opérations de couverture des prix visant au moins 67 % de sa production prévue. Les intérêts courus sont exigibles et à verser trimestriellement. La facilité de crédit sera renouvelable jusqu'au 30 avril 2004, date à laquelle tout solde impayé de capital et d'intérêts devra être remboursé.

6. Capital des porteurs de parts

a) Autorisé

Le capital autorisé est composé d'un nombre illimité de parts de fiducie.

Chaque porteur de parts de fiducie a droit à une part de bénéficiaire de toute distribution de la Fiducie et de l'actif net s'il est mis fin à l'existence de la Fiducie ou en cas de liquidation de cette dernière. Les parts de fiducie sont rachetables en tout temps au gré du porteur. Le prix de rachat est égal à 95 % du prix du marché moyen des parts de fiducie au cours d'une période de 10 jours qui commence le lendemain de la date de rachat ou au prix de clôture à la date de rachat, selon le moins élevé de ces deux montants. Le montant global que la Fiducie paiera au titre des rachats au cours d'un mois civil donné ne peut excéder 100 000 $. Dans la mesure où le porteur de parts a droit à un paiement au rachat de ses parts de fiducie, celui-ci sera effectué au moyen d'un versement en espèces effectué par la Fiducie ou de la distribution par la Fiducie d'un nombre proportionnel de billets de Harvest Operations ou de billets de la Fiducie.

6. Capital des porteurs de parts (suite)

b) Émis

	Nombre de parts	Montant (en dollars)
Émis contre espèces à la création i)	100	100 $
Premier appel public à l'épargne ii)	4 312 500	34 500 000
Règlement de la débenture iii)	5 000 000	5 000 000
Annulation des parts initiales émises à la création i)	(100)	(100)
Frais d'émission de parts	–	(2 772 003)
Au 31 décembre 2002	9 312 500	36 727 997 $

i) Le 10 juillet 2002, la Fiducie a émis 100 parts pour un produit en espèces de 100 $. Conformément à l'entente portant sur l'émission initiale, les parts ont été annulées à la conclusion du premier appel public à l'épargne le 5 décembre 2002.

ii) Le 5 décembre 2002, la Fiducie a émis 3 750 000 parts de fiducie pour un montant de 27,6 millions de dollars, déduction faite de la commission des preneurs fermes de 6 % et des frais d'émission de 702 003 $. Le produit net a été affecté au remboursement du montant intégral d'un emprunt contracté auprès d'une société contrôlée par un administrateur de Harvest Operations et au remboursement d'une partie des emprunts bancaires. Dans le cadre de ce premier appel public à l'épargne, la Fiducie a octroyé aux preneurs fermes l'option d'acheter jusqu'à 562 500 parts de fiducie supplémentaires au prix de 8,00 $ par part. Le 17 décembre 2002, les preneurs fermes ont levé l'option, et le produit net a été affecté au remboursement d'une partie des emprunts bancaires.

iii) À la conclusion du premier appel public à l'épargne, la Fiducie a payé le solde de capital de la débenture et les intérêts connexes au moyen de l'émission de 5 000 000 de parts de fiducie et d'un versement en espèces de 34 829 $.

c) Renseignements par part

Le tableau ci-dessous indique le nombre de parts de fiducie sur lequel le calcul du bénéfice par part de fiducie est fondé.

Période arrêtée au 31 décembre 2002	
Nombre moyen pondéré de parts de fiducie en circulation – de base	1 391 608
Incidence des droits de souscription de parts de fiducie	87 500
Nombre moyen pondéré de parts de fiducie en circulation – dilué	1 479 108

6. Capital des porteurs de parts (suite)

Le bénéfice utilisé aux fins du calcul du bénéfice dilué par part de fiducie tient compte de l'incidence d'un montant de 17 500 $ sur les distributions faites à l'égard des parts de fiducie.

7. Régime d'achat de parts incitatif

Un régime d'achat de parts incitatif a été mis en place. En vertu de ce régime, la Fiducie est autorisée à attribuer des droits incessibles de souscription de parts de fiducie aux administrateurs, aux dirigeants, aux conseillers, aux salariés et à d'autres fournisseurs de services; ces droits visent un total de 875 000 parts de fiducie. Le prix d'exercice initial des droits attribués dans le cadre du régime est égal au prix de clôture du marché la veille de la date à laquelle les droits sont attribués. Les droits ont une durée maximale de cinq ans. Le prix d'exercice des droits est révisé à la baisse de temps à autre en fonction des distributions en espèces qui sont faites à l'égard des parts de fiducie lorsque le taux de distribution minimum est atteint. Le tableau ci-dessous indique les parts de fiducie qui sont réservées aux fins d'émission dans le cadre du régime d'achat de parts incitatif.

	Droits de souscription de parts de fiducie (nombre)	**Prix d'exercice moyen pondéré**
Attribués le 25 novembre 2002	787 500	8,00 $
Réduction du prix d'exercice en raison de la distribution de décembre 2002	–	(0,20)
En circulation le 31 décembre 2002	787 500	7,80 $

Tous les droits de souscription de parts de fiducie en circulation deviennent acquis en tranches égales au cours des quatre prochaines années à la date anniversaire de leur attribution.

Conformément au chapitre 3870 du *Manuel de l'ICCA*, Rémunérations et autres paiements à base d'actions, la Fiducie a choisi de ne comptabiliser aucun coût de rémunération à l'égard des droits de souscription de parts de fiducie qui sont attribués aux salariés et aux administrateurs dans le cadre du régime d'achat de parts incitatif et qui ne comportent pas de caractéristiques d'attributions pouvant être réglées en espèces. La juste valeur des droits de souscription de parts de fiducie attribués aux administrateurs, aux dirigeants et aux salariés a été établie à l'aide d'un modèle binomial d'évaluation des options. La Fiducie a utilisé le modèle binomial parce qu'il permet de calculer la juste valeur d'un droit de souscription de parts de fiducie dont le prix d'exercice diminue en fonction des distributions versées depuis la date d'émission jusqu'à la date d'acquisition des droits.

7. Régime d'achat de parts incitatif (suite)

Aux fins de l'estimation des informations sur la juste valeur présentées ci-dessous, la juste valeur de chaque droit de souscription de parts de fiducie est estimée à la date d'attribution en fonction des données moyennes pondérées suivantes :

Volatilité prévue	25,6 %
Taux d'intérêt sans risque	3 %
Durée prévue des droits de souscription de parts de fiducie	4 ans
Distributions annuelles estimatives par part	2,40 $

Aux fins de l'établissement des informations pro forma, la juste valeur estimative des droits de souscription de parts de fiducie est amortie sur les périodes d'acquisition des droits. Le bénéfice net pro forma et le bénéfice pro forma par part de fiducie de la Fiducie auraient été ramenés aux chiffres indiqués dans le tableau ci-dessous :

Bénéfice net	Déjà établi	5 136 093 $
	Pro forma	4 969 520 $
Bénéfice de base par part	Déjà établi	3,69 $
	Pro forma	3,57 $
Bénéfice dilué par part	Déjà établi	3,46 $
	Pro forma	3,35 $

Au cours de la période, la Fiducie a constaté un montant de 4 500 $ au titre de charge de rémunération relative aux droits de souscription de parts de fiducie attribués à des non-salariés, et elle a inclus ce montant dans les frais généraux et administratifs à l'état consolidé des résultats et du bénéfice cumulé.

8. Opérations entre apparentés

Une société contrôlée par un administrateur de Harvest Operations a consenti des avances de 30 971 491 $ à la Fiducie au cours de la période arrêtée au 31 décembre 2002, lesquelles avances ont été remboursées à cette société au cours de la période. Ces emprunts portaient intérêt au taux annuel de 20 % et n'étaient pas garantis. La Société s'est vu octroyer des bons de souscription de 150 000 parts de fiducie au prix de 1,00 $ par part à titre de commission pour l'octroi de la facilité de crédit. Les bons de souscription ont été exercés après la fin de la période. La Fiducie a versé des intérêts de 1 215 891 $ sur ces emprunts au cours de la période arrêtée au 31 décembre 2002.

8. Opérations entre apparentés (suite)

Certains dirigeants et administrateurs de Harvest Operations et leurs associés ont fourni une tranche de 3 837 500 $ des 5 000 000 $ obtenus par suite de l'émission d'une débenture qui a été remboursée au cours de la période arrêtée au 31 décembre 2002. La débenture portait intérêt au taux annuel de 2,25 % et n'était pas garantie. La Fiducie a versé des intérêts de 26 731 $ sur la débenture au cours de la période arrêtée au 31 décembre 2002.

Au 31 décembre 2002, les instruments financiers dérivés [note 10] étaient garantis par une garantie personnelle de 3 000 000 $ donnée par un administrateur de Harvest Operations.

9. Impôts sur les bénéfices

La provision pour impôts futurs diffère du montant qui aurait résulté de l'application des taux d'imposition canadiens combinés fédéral et provincial au bénéfice présenté avant les impôts sur les bénéfices, comme l'indique le tableau ci-dessous.

Bénéfice avant les impôts	3 910 864 $
Charge fiscale calculée au taux prévu par la loi, soit 42,1 %	1 646 473
Montant inclus dans le bénéfice de la Fiducie	(2 912 280)
	(1 265 807)
Augmentation (diminution) découlant des éléments suivants :	
Redevances à la Couronne et autres paiements non déductibles	9 400
Déduction fédérale relative aux ressources	(17 000)
Autres	1 407
Impôts futurs	(1 272 000)$

Les impôts futurs reflètent l'incidence fiscale nette des écarts temporaires entre les valeurs comptables des éléments d'actif et de passif de Harvest Operations présentées aux fins de l'information financière et les valeurs fiscales de ces éléments. Le tableau ci-dessous indique les composantes des actifs d'impôts futurs de Harvest Operations :

Actifs d'impôts futurs	
Catégories de biens pétroliers et gaziers en excédent de la valeur comptable nette	552 700 $
Déduction relative aux ressources	172 000
Pertes fiscales reportées en avant	547 300
Actif d'impôts futurs net	1 272 000 $

9. Impôts sur les bénéfices (suite)

Au 31 décembre 2002, la Fiducie disposait de catégories de biens totalisant 63 000 000 $, y compris des pertes autres qu'en capital de 12 000 000 $ qui expirent en 2009. La valeur fiscale de ces catégories de biens excède les valeurs comptables correspondantes d'environ 18 000 000 $.

Au 31 décembre 2002, Harvest Operations disposait de catégories de biens totalisant 32 000 000 $, y compris des pertes autres qu'en capital de 1 300 000 $ qui expirent en 2009. La valeur fiscale de ces catégories de biens excède les valeurs comptables correspondantes d'environ 3 500 000 $.

10. Instruments financiers

La Fiducie est exposée aux risques de marché qui découlent de la fluctuation des prix des marchandises, des taux de change et des taux d'intérêt dans le cours normal de ses activités.

a) Justes valeurs

Les instruments financiers de la Fiducie sont constitués essentiellement d'espèces, de débiteurs, de charges payées d'avance, de créditeurs et charges à payer, de distributions à payer, de l'impôt sur les grandes sociétés exigible et d'emprunts à long terme. Au 31 décembre 2002, il n'existait aucune différence significative entre la valeur comptable de ces instruments financiers présentée au bilan et leur juste valeur estimative respective.

b) Risque de taux d'intérêt

La Fiducie est exposée au risque de taux d'intérêt sur sa dette à long terme.

c) Risque de crédit

La quasi-totalité des débiteurs représentent des créances sur des clients du secteur pétrolier et gazier et exposent la Fiducie par conséquent au risque de crédit normal que présente ce secteur d'activité. La concentration du risque de crédit est atténuée par le fait que la Fiducie dispose d'un large bassin de clientèle qui comprend un grand nombre de sociétés qui exercent des activités conjointement avec la Fiducie. La Fiducie évalue régulièrement la santé financière de ses partenaires et ses clients, y compris celle des parties à des ententes de commercialisation et à d'autres opérations sur marchandises. La valeur comptable des débiteurs reflète l'évaluation que fait la direction des risques de crédit qui y sont associés.

10. Instruments financiers (suite)

d) Gestion du risque marchandises

Conformément à la convention d'emprunt bancaire, la Fiducie doit mettre en place et maintenir en cours des opérations de couverture visant au moins deux tiers de ses volumes de production prévus. La Fiducie a recours à des contrats de vente de pétrole et à des instruments financiers dérivés afin de satisfaire à cette exigence. Conformément aux modalités de certains des instruments dérivés, Harvest Operations doit fournir de temps à autre une garantie qui est fondée sur le cours du marché des marchandises sous-jacentes à ces contrats.

Le tableau ci-dessous présente un sommaire des contrats de vente de pétrole en cours au 31 décembre 2002 qui prévoient des prix de vente futurs fixes et qui avaient des caractéristiques de swaps de prix ou de tunnels.

Swaps De prix	Durée	Prix par baril	Gain (perte) résultant de l'évaluation à la valeur du marché (en dollars)
1 000 b/j	Janvier à mars 2003	38,30 $ CA	(826 311)
1 000 b/j	Avril à juin 2003	37,59 $ CA	(513 586)
1 000 b/j	Juillet à septembre 2003	37,10 $ CA	(298 033)
1 000 b/j	Octobre à décembre 2003	36,63 $ CA	(197 719)
200 b/j	Janvier à mars 2003	24,95 $ US	(146 191)
200 b/j	Avril à juin 2003	24,39 $ US	(86 590)
1 510 b/j	Janvier à mars 2004	23,23 $ US	(133 207)
1 300 b/j	Janvier à mars 2004	24,33 $ US	88 347
1 430 b/j	Avril à juin 2004	22,93 $ US	(89 462)
1 380 b/j	Juillet à septembre 2004	22,70 $ US	(91 323)
1 325 b/j	Octobre à décembre 2004	22,54 $ US	(97 395)
1 100 b/j	Janvier à mars 2005	22,38 $ US	(93 532)
1 030 b/j	Avril à juin 2005	22,18 $ US	(112 047)

Tunnels	Durée	Prix par baril	Gain (perte) résultant de l'évaluation à la valeur du marché (en dollars)
500 b/j	Janvier à mars 2003	35,00 – 41,30 $ CA	(278 156)
500 b/j	Avril à juin 2003	35,00 – 39,60 $ CA	(165 338)
500 b/j	Juillet à septembre 2003	35,40 – 38,40 $ CA	(89 217)
500 b/j	Octobre à décembre 2003	35,50 – 37,35 $ CA	(65 740)

10. Instruments financiers (suite)

La Fiducie a aussi conclu un contrat sur le marché au comptant pour la livraison au vendeur de la propriété de 6 000 b/j du mélange de pétrole brut de Lloydminster jusqu'au 31 décembre 2003. Cela oblige la Fiducie à acheter environ 1 000 b/j de diluants qu'elle doit mélanger à sa production afin de satisfaire aux exigences en matière de qualité du pétrole à la destination de livraison. Aux termes de ce contrat, la Fiducie reçoit un prix équivalent au prix mensuel du WTI à la NYMEX, moins un écart de prix fixe de 8,23 $ US par baril; le prix reçu ne peut être inférieur à 14,40 $ US le baril ni supérieur à 17,24 $ US le baril.

Le tableau ci-dessous présente un sommaire des swaps de couverture des prix de l'électricité que Harvest Operations a conclus afin de fixer le coût de sa consommation d'électricité future et qui étaient en cours au 31 décembre 2002.

Swap	Durée	Prix par mégawatt	Gain (perte) résultant de l'évaluation à la valeur du marché (en dollars)
5 MW	Janvier à décembre 2003	46,30 $ CA	63 072

Au 31 décembre 2002, la perte nette non réalisée découlant de l'évaluation à la valeur du marché de l'ensemble des contrats sur instruments financiers dérivés conclus par Harvest Operations était d'environ 3 123 000 $.

11. Variation des éléments hors caisse du fonds de roulement

Variation des éléments hors caisse du fonds de roulement	
Débiteurs	(13 577 870) $
Charges payées d'avance	(409 573)
Créditeurs et charges à payer	5 593 405
Intérêts courus à payer	389 349
Impôt des grandes sociétés exigible	46 771
	(7 957 918) $
Variation se rapportant aux activités d'exploitation	(6 974 243) $
Variation se rapportant aux activités de financement	781 049
Variation se rapportant aux activités d'investissement	(1 764 724)
	(7 957 918) $

12. Événements postérieurs à la date du bilan

Le 15 janvier 2003, la Fiducie a annoncé qu'elle allait faire une distribution en espèces de 0,20 $ par part de fiducie aux porteurs de parts inscrits le 31 janvier 2003. La distribution a été effectuée le 17 février 2003. Le 17 février 2003, 79 208 parts de fiducie ont été émises pour un montant de 794 650 $ au réinvestissement des distributions conformément au programme de réinvestissement de distributions et au programme facultatif d'achat de parts.

Le 24 janvier 2003, 150 000 parts de fiducie ont été émises à une société contrôlée par un administrateur de Harvest Operations par suite de l'exercice d'un bon de souscription. Le produit de 150 000 $ a été versé au fonds de roulement.

Le 24 janvier 2003, 32 500 droits de souscription de parts de fiducie ont été émis aux salariés en vertu du régime d'achat de parts incitatif. Ces droits peuvent être exercés au prix de 10,21 $ par part. Les droits de souscription de parts de fiducie deviennent acquis en tranches égales au cours des quatre prochaines années à la date anniversaire de leur attribution.

Le 29 janvier 2003, Harvest Operations a conclu un contrat d'achat d'électricité dans le cadre duquel on lui fournira 5 MW d'électricité par heure au prix de 46 $ le MW du 1er janvier 2004 jusqu'au 1er janvier 2005.

Le 4 février 2003, aux termes d'une convention de prise ferme datée du 26 janvier 2003, la Fiducie a émis 1 500 000 bons de souscription spéciaux visant 1 500 000 parts de fiducie et a touché un produit de 14 050 000 $, déduction faite de la commission des preneurs fermes de 5 % et des frais d'émission d'environ 200 000 $. Après l'exercice de ces bons, le produit net a été versé au fonds de roulement et affecté au remboursement d'une partie de la dette à long terme.

Le 8 février 2003, la Fiducie a annoncé qu'elle allait faire une distribution en espèces de 0,20 $ par part de fiducie aux porteurs de parts inscrits le 28 février 2003. La distribution a été effectuée le 17 mars 2003. Le 17 mars 2003, 73 230 parts de fiducie ont été émises pour un montant de 780 223 $ au réinvestissement des distributions conformément au programme de réinvestissement de distributions et au programme facultatif d'achat de parts.

Le 14 février 2003, 34 500 droits de souscription de parts de fiducie ont été émis aux administrateurs en vertu du régime d'achat de parts incitatif. Ces droits peuvent être exercés au prix de 10,75 $ par part. Les droits de souscription de parts de fiducie deviennent acquis en tranches égales au cours des quatre prochaines années à la date anniversaire de leur attribution.

Le 26 février 2003, la garantie personnelle donnée par un administrateur à l'égard des contrats sur instruments financiers dérivés en cours a été remplacée par un acompte d'environ 2 163 000 $ US versé par Harvest Operations.

12. Événements postérieurs à la date du bilan (suite)

Le tableau ci-dessous présente un sommaire des contrats de vente de pétrole prévoyant des prix de vente futurs fixes, qui ont des caractéristiques de swaps de prix ou de tunnels et que Harvest Operations a conclus après le 31 décembre 2002.

Date de transaction	Swaps	Durée	Prix par baril
14 janvier 2003	1 300 b/j	Janvier à mars 2004	24,33 $ US
26 février 2003	1 200 b/j	Avril à juin 2004	25,50 $ US
26 février 2003	500 b/j	Juillet à septembre 2004	24,56 $ US
26 février 2003	500 b/j	Octobre à décembre 2004	24,03 $ US
21 mars 2003	500 b/j	Janvier à décembre 2004	24,12 $ US

Dans le contexte du contrat de swap conclu le 21 mars 2003, Harvest Operations a vendu à la contrepartie une option de vente portant sur 500 b/j au prix de 15,50 $ US.

13. Engagements et éventualités

Le vendeur de certaines propriétés achetées par Harvest Operations *a fait savoir qu'il a l'intention* d'exiger une somme supplémentaire de 5,8 millions de dollars pour les propriétés achetées. La direction est d'avis que le vendeur ne peut exiger le paiement de cette somme supplémentaire et, en conséquence, celle-ci n'a pas été incluse dans le prix d'achat. L'on prévoit que ce différend sera réglé dans le cadre d'un processus d'arbitrage. Tout montant versé et qui n'est pas recouvrable sera inscrit dans les immobilisations lorsque le différend aura été réglé.

Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l'autorité en valeurs mobilières de chacune des provinces canadiennes; toutefois, il n'est pas encore dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être vendus avant que les autorités en valeurs mobilières n'aient visé le prospectus simplifié.

Les titres décrits dans le présent prospectus simplifié ne [illegible] *e peuvent être proposés que par des personnes dûment inscrites.* [illegible] *offerts dans le présent prospectus; quiconque donne à entendre* [illegible] *n vertu de la* Securities Act of 1933 *des États-Unis, en sa versio*[illegible] *conséquent, sauf si la convention de prise ferme le permet, ces t*[illegible]*icaine (au sens donné au terme* U.S. Person *dans le règlement* [illegible]*'inscription de la Loi de 1933 ou des lois sur les valeurs mob*[illegible]*ffre de vente ni une sollicitation d'une offre d'achat de ces titre*[illegible]

Des documents d'information déposés aupr[illegible] *autorités similaires au Canada sont intégrés par renvoi au présent prospectus simplifié. On peut se p*[illegible]*plaire des documents intégrés aux présentes par renvoi en s'adressant au secrétaire général de Harvest Operation*[illegible]*, au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4 (numéro sans frais 1 866 666-1178). Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au secrétaire général de Harvest Operations Corp., à l'adresse et au numéro de téléphone indiqués ci-dessus.*

PROSPECTUS SIMPLIFIÉ PROVISOIRE DATÉ DU 14 JANVIER 2004

NOUVELLE ÉMISSION **Le • 2004**


Harvest Energy Trust

50 000 000 $
Débentures subordonnées non garanties convertibles à 9 %

Le présent prospectus simplifié assure l'admissibilité du placement de 50 000 débentures subordonnées non garanties convertibles à 9 % échéant le 31 mai 2009 (les « **débentures** ») de Harvest Energy Trust (la « **Fiducie** ») au prix de 1 000 $ chacune (le « **placement** »). Les débentures portent intérêt au taux annuel de 9 % payable semestriellement le 31 mai et le 30 novembre de chaque année, à compter du 31 mai 2004. Les débentures sont remboursables par la Fiducie au prix de 1 050 $ chacune après le 31 mai 2007 et jusqu'au 31 mai 2008, inclusivement, et au prix de 1 025 $ chacune après le 31 mai 2008 et avant l'échéance, soit le 31 mai 2009, dans chaque cas, plus l'intérêt couru et impayé. Voir « Description du placement ».

Privilège de conversion des débentures

Chaque débenture sera convertible en parts de fiducie de la Fiducie (les « **parts de fiducie** ») au gré du porteur à tout moment avant la fermeture des bureaux le 31 mai 2009 ou le jour ouvrable précédant la date stipulée par la Fiducie en vue du remboursement des débentures, selon la première de ces éventualités, au prix de conversion de 14,00 $ par part de fiducie, sous réserve de rajustements dans certains cas. Les porteurs qui convertissent leurs débentures recevront l'intérêt couru et impayé sur celles-ci. Nonobstant ce qui précède, aucune débenture ne pourra être convertie pendant la période de cinq jours ouvrables précédant le 31 mai et le 30 novembre, inclusivement, de chaque année, à compter du 31 mai 2004, étant donné que les registres du fiduciaire des débentures (au sens donné à ce terme ci-après) seront fermés pendant ces périodes.

Les parts de fiducie émises et en circulation sont inscrites à la Bourse de Toronto (la « **TSX** ») sous le symbole « HTE.UN ». Il n'y a actuellement aucun marché par l'entremise duquel les débentures peuvent être vendues. La Fiducie a demandé à la TSX d'inscrire à sa cote les débentures placées aux termes du présent prospectus simplifié ainsi que les parts de fiducie pouvant être émises au moment de la conversion ou du remboursement ou à l'échéance des débentures; cette inscription aura pour condition que la Fiducie remplisse

toutes les exigences de la TSX en matière d'inscription. Le 13 janvier 2004, le cours de clôture des parts de fiducie s'est établi à 13,63 $ à la TSX.

Le prix d'émission des débentures a été fixé par voie de négociation entre Harvest Operations Corp. (la « **Société** »), pour le compte de la Fiducie, et Financière Banque Nationale Inc., pour son propre compte et pour le compte de Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp., Haywood Securities Inc., Valeurs Mobilières TD Inc. et La Corporation Canaccord Capital (collectivement, les « **preneurs fermes** »).

	Prix d'émission	Rémunération des preneurs fermes	Produit net pour la Fiducie
Par débenture	1 000 $	40 $	960 $
Total[1]	50 000 000 $	2 000 000 $	48 000 000 $

Notes

(1) Sans déduire les frais relatifs au présent placement, estimés à 200 000 $, qui seront réglés au moyen des fonds de la Fiducie affectés à des fins générales.

(2) La Fiducie a octroyé aux preneurs fermes une option (l'« **option des preneurs fermes** ») qui permet à ceux-ci d'acheter un nombre maximal de 10 000 débentures supplémentaires, selon les modalités stipulées ci-dessus, qui peut être levée à tout moment jusqu'à 48 heures avant la clôture du présent placement, l'admissibilité à des fins de placement de ces débentures supplémentaires étant assurée par le présent prospectus. Si l'option des preneurs fermes est levée intégralement, le présent placement, la rémunération des preneurs fermes et le produit net pour la Fiducie, sans tenir compte des frais relatifs au présent placement, totaliseront respectivement 60 000 000 $, 2 400 000 $ et 57 600 000 $. Le présent prospectus simplifié assure l'admissibilité de l'octroi de l'option des preneurs fermes et de l'émission de débentures au moment de la levée de celle-ci.

Financière Banque Nationale Inc. est une filiale en propriété exclusive indirecte d'une banque à charte canadienne qui est un prêteur de la Société et envers laquelle celle-ci est endettée. Par conséquent, la Fiducie peut être considérée comme un émetteur associé à ce preneur ferme aux fins de la réglementation sur les valeurs mobilières de certaines provinces. Le produit net tiré du présent placement sera affecté au remboursement partiel de la dette de la Société envers cette banque. Voir « Liens entre les prêteurs de la Société et les preneurs fermes ».

Les preneurs fermes offrent conditionnellement les débentures, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie et leur acceptation par les preneurs fermes, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Blake, Cassels & Graydon s.r.l., pour le compte des preneurs fermes. Voir « Mode de placement ».

Les souscriptions de débentures seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Il est prévu que la clôture du présent placement aura lieu vers le 29 janvier 2004 ou à une autre date dont la Fiducie et les preneurs fermes pourraient convenir. Les certificats représentant le capital global des débentures seront émis sous forme d'inscription en compte à La Caisse canadienne de dépôt de valeurs limitée (« **CDS** ») et seront déposés auprès de CDS à la date de clôture. Aucun certificat attestant la propriété des débentures ne sera émis aux acquéreurs, sauf dans certaines circonstances restreintes, et l'inscription sera effectuée au moyen du service de dépôt de CDS. Les acquéreurs de débentures recevront seulement une confirmation d'opération de la part du preneur ferme ou du courtier inscrit qui est un adhérent de CDS et auquel ou par l'intermédiaire duquel une participation véritable dans les débentures a été achetée. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie ou des débentures à un niveau autre que celui qui serait formé sur le marché libre. Voir « Mode de placement ».

SOMMAIRE

Le présent sommaire devrait être lu conjointement avec les renseignements plus détaillés et les états financiers qui figurent ailleurs dans le présent prospectus simplifié ou y sont intégrés par renvoi. Certains termes utilisés dans le présent prospectus simplifié et le présent sommaire sont définis dans le glossaire et dans le corps du présent prospectus simplifié.

Harvest Energy Trust

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta et créée conformément à l'acte de fiducie. La Fiducie est une fiducie pétrolière et gazière du secteur énergétique dont les titres sont cotés en bourse et qui exerce, par l'intermédiaire de ses filiales en propriété exclusive, des activités d'exploration, d'acquisition, de mise en valeur et de production de réserves de pétrole et de gaz naturel. Bien que la Fiducie touche le revenu provenant de la PBN de la Société et de HST, toutes les activités pétrolières et gazières sont exercées par l'entremise de la Société et la Fiducie est gérée uniquement par celle-ci, conformément à l'acte de fiducie et à la convention d'administration.

Le placement

Émetteur : Harvest Energy Trust

Le placement : Débentures subordonnées non garanties convertibles à 9 % échéant le 31 mai 2009

Montant du placement : 50 000 000 $ (et jusqu'à 10 000 000 $ de plus si l'option des preneurs fermes est levée)

Prix : 1 000 $ par débenture

Emploi du produit : Le produit net que la Fiducie tirera de la vente des débentures, déduction faite de la rémunération payable aux preneurs fermes et des frais estimatifs du présent placement, est estimé à 47,8 M$. Si l'option des preneurs fermes est levée intégralement, le produit net tiré de la vente des débentures qui font l'objet des présentes, déduction faite de la rémunération payable aux preneurs fermes et des frais estimatifs du présent placement, est estimé à 57,4 M$. Une tranche d'environ 25 M$ du produit net sera affectée au remboursement des billets de financement provisoire par capitaux propres; le solde servira initialement au remboursement de la dette bancaire impayée, puis aux fins générales de la Fiducie. Voir « Emploi du produit ».

Facteurs de risque : Un placement dans les débentures est assujetti à certains risques que les épargnants éventuels devraient examiner attentivement, dont les risques inhérents à la nature des débentures, à la conjoncture économique générale, aux résultats d'exploitation, au financement et à l'entreprise de la Fiducie et à son actif. Voir « Facteurs de risque ».

Débentures

Échéance : Le 31 mai 2009

Intérêt : Taux annuel de 9 % payable semestriellement à terme échu en versements égaux le 31 mai et le 30 novembre de chaque année, à compter du 31 mai 2004. Le premier versement d'intérêt comprendra l'intérêt couru à compter de la clôture du présent placement jusqu'au 31 mai 2004.

Conversion : Les débentures seront convertibles au gré du porteur en parts de fiducie entièrement libérées et non susceptibles d'appels subséquents à tout moment avant la fermeture des bureaux le 31 mai 2009 ou le jour ouvrable précédant la date fixée par la Fiducie aux fins du remboursement des débentures, selon la première de ces éventualités, au prix de conversion de 14,00 $ par part de fiducie, soit un taux de conversion de 71,4286 parts de fiducie par tranche de 1 000 $ du capital des débentures, sous réserve des rajustements prévus dans l'acte de fiducie (au sens donné à ce terme ci-après). Nonobstant ce qui précède, aucune

débenture ne pourra être convertie pendant la période de cinq jours ouvrables précédant le 31 mai et le 30 novembre, inclusivement, de chaque année, à compter du 31 mai 2004, étant donné que les registres du fiduciaire des débentures (au sens donné à ce terme ci-après) seront fermés pendant ces périodes. Voir « Description du placement – Privilège de conversion ».

Remboursement :

Les débentures ne pourront être remboursées au gré de la Fiducie qu'après le 31 mai 2007. Après cette date et au plus tard à l'échéance, les débentures seront remboursables, en totalité ou en partie, au gré de la Fiducie, moyennant un préavis d'au moins 30 jours et d'au plus 60 jours, au prix de 1 050 $ par débenture après le 31 mai 2007 et jusqu'au 31 mai 2008, inclusivement, et au prix de 1 025 $ par débenture après le 31 mai 2008 et avant l'échéance, dans chaque cas, plus l'intérêt couru et impayé, le cas échéant. Voir « Description du placement – Remboursement et achat ».

Paiement au moment du remboursement ou à l'échéance :

Au moment du remboursement ou à l'échéance, la Fiducie pourra, à son gré, au moyen d'un préavis d'au plus 60 jours et d'au moins 40 jours et sous réserve de l'approbation des organismes de réglementation compétents, choisir de remplir son obligation de payer le prix de remboursement des débentures devant être remboursées ou le capital des débentures qui sont parvenues à échéance, selon le cas, en émettant et en remettant le nombre de parts de fiducie obtenues en divisant le capital des débentures en circulation devant être remboursées ou qui sont parvenues à échéance, par 95 % du cours du marché des parts de fiducie à la date fixée aux fins du remboursement ou à la date d'échéance, selon le cas. L'intérêt couru et impayé sera versé en espèces. Le terme « cours du marché en vigueur » désignera, dans l'acte de fiducie (au sens donné à ce terme ci-après), le cours moyen pondéré des parts de fiducie à la TSX pendant la période de 20 jours de bourse consécutifs se terminant le cinquième jour de bourse précédant la date fixée pour le remboursement ou la date d'échéance, selon le cas. Voir « Description du placement – Paiement au moment du remboursement ou à l'échéance ».

Subordination :

Le remboursement du capital des débentures et le versement de l'intérêt sur celles-ci seront subordonnés, en droit de paiement, comme il est indiqué dans l'acte de fiducie, au remboursement intégral préalable de la dette de premier rang de la Fiducie (au sens donné à ce terme dans l'acte de fiducie). Les débentures seront aussi effectivement subordonnées aux droits des créanciers des filiales de la Fiducie, sauf dans la mesure où cette dernière est un créancier de ces filiales ayant un rang au moins égal à celui des autres créanciers. Voir « Description du placement – Subordination ».

Changement de contrôle :

En cas de changement de contrôle de la Fiducie comportant l'acquisition du contrôle des droits de vote rattachés à 66 2/3 % et plus des parts de fiducie de la Fiducie, celle-ci sera tenue de faire une offre visant l'achat, dans les 30 jours suivant la réalisation du changement de contrôle, de toutes les débentures à un prix correspondant à 101 % du capital de celles-ci, majoré de l'intérêt couru et impayé. Voir « Description du placement – Changement de contrôle de la Fiducie ».

TABLE DES MATIÈRES

CONVERSION

Le tableau suivant indique certaines mesures de conversion standard d'unités du système britannique en unités du système international (ou unités métriques).

Pour convertir des	En	Multiplier par
mètres cubes	pieds cubes	35,494
b	mètres cubes	0,159
mètres cubes	b	6,290
pieds	mètres	0,305
mètres	pieds	3,281
milles	kilomètres	1,609
kilomètres	milles	0,621
acres	hectares	0,4047
hectares	acres	2,471

Sauf indication contraire, toutes les sommes figurant dans le présent prospectus simplifié sont exprimées en dollars canadiens.

DOCUMENTS INTÉGRÉS PAR RENVOI

Les documents suivants, qui ont été déposés auprès des diverses commissions des valeurs mobilières ou autorités similaires au Canada, sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle initiale de la Fiducie datée du 10 décembre 2003;

b) les états financiers consolidés vérifiés de la Fiducie pour la période allant de la création de celle-ci, soit le 10 juillet 2002, au 31 décembre 2002 et les notes complémentaires, ainsi que le rapport des vérificateurs y afférent daté du 21 mars 2003;

c) le rapport de gestion de la Fiducie pour la période allant de la création de celle-ci, soit le 10 juillet 2002, au 31 décembre 2002;

d) les états financiers consolidés intermédiaires non vérifiés de la Fiducie pour la période de neuf mois terminée le 30 septembre 2003;

e) le rapport de gestion de la Fiducie pour la période de neuf mois terminée le 30 septembre 2003;

f) la circulaire d'information de la Fiducie datée du 30 avril 2003 ayant trait à l'assemblée annuelle et extraordinaire des porteurs de parts tenue le 12 juin 2003 (à l'exclusion des rubriques « Graphique sur le rendement » et « Énoncé des pratiques en matière de régie d'entreprise »);

g) les avis de changement important de la Fiducie datés du 10 octobre 2003 et du 23 octobre 2003 ayant trait à l'acquisition des propriétés Carlyle et au placement de titres d'octobre;

h) les avis de changement important de la Fiducie datés du 22 janvier 2003 et du 4 février 2003 ayant trait à l'émission, par la Fiducie, de 1 500 000 bons de souscription spéciaux en contrepartie d'un produit brut de 15 000 000 $.

Les avis de changement important et les documents du même type que ceux qui sont mentionnés dans les alinéas précédents (à l'exclusion des avis de changement important confidentiels) déposés par la Fiducie auprès des commissions des valeurs mobilières ou autorités similaires des provinces canadiennes entre la date du présent prospectus simplifié et la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

Tout énoncé faisant partie d'un document intégré aux présentes par renvoi, ou réputé l'être, est réputé modifié ou remplacé aux fins du présent prospectus simplifié dans la mesure où un énoncé contenu dans les présentes ou dans un autre document déposé par la suite, qui est également intégré aux présentes par renvoi, ou réputé l'être, modifie ou remplace cet énoncé. Il n'est pas nécessaire que le nouvel énoncé indique qu'il modifie ou remplace un énoncé antérieur, ni qu'il donne d'autres renseignements énoncés dans le document qu'il modifie ou remplace. Si une telle modification ou un tel remplacement est fait, cela ne doit pas être réputé signifier, à quelque fin que ce soit, que l'énoncé modifié ou remplacé, au moment où il a été fait, constituait une information fausse ou trompeuse, un énoncé faux d'un fait important ou une omission d'énoncer un fait important qui est requis ou dont la mention est nécessaire pour faire en sorte qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait. Tout énoncé ainsi modifié ou remplacé n'est pas réputé faire partie du présent prospectus simplifié, sauf tel qu'il est modifié ou remplacé.

Des documents d'information déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada sont intégrés par renvoi au présent prospectus simplifié. On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au secrétaire général de la Société, au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4 (numéro sans frais 1 866 666-1178). Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au secrétaire général de la Société, à l'adresse et au numéro de téléphone indiqués ci-dessus.

GLOSSAIRE

Dans le présent prospectus simplifié, sauf indication contraire, les termes suivants ont le sens qui leur est donné ci-après :

« **acte de fiducie** » désigne l'acte de fiducie modifié et mis à jour daté du 27 septembre 2002 conclu entre le fiduciaire et la Société, en sa version modifiée au moyen d'actes de fiducie complémentaires.

« **actions échangeables** » désigne les actions échangeables sans droit de vote du capital de la Société.

« **billets de financement provisoire** » désigne, collectivement, les billets de financement provisoire conclus le 29 septembre 2003 entre la Fiducie et chacun des prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 30 000 000 $ peuvent être consenties à la Fiducie afin de faciliter le remboursement intégral de la facilité bancaire existante à ce moment-là et le paiement de l'obligation différée du versement du prix d'achat résultant de l'acquisition des propriétés Carlyle.

« **billets de financement provisoire par capitaux propres** » désigne, collectivement, les billets de financement provisoire par capitaux propres datés du 28 juillet 2003 et modifiés le 29 septembre 2003, conclus entre la Fiducie et chacun des prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 40 M$ peuvent être consenties à la Fiducie afin de faciliter le remboursement intégral de la facilité bancaire existante à ce moment-là de la Société et le paiement de l'obligation différée de versement du prix d'achat résultant de l'opération visant les propriétés Carlyle.

« **Caribou** » désigne Caribou Capital Corp.

« **CDS** » désigne La Caisse canadienne de dépôt de valeurs limitée.

« **conseil d'administration** » désigne le conseil d'administration de la Société.

« **convention d'administration** » désigne la convention datée du 27 septembre 2002 conclue entre le fiduciaire et la Société, aux termes de laquelle la Société fournit certains services d'administration et de consultation relativement à la Fiducie.

« **convention de vente de redevances directes** » désigne une convention d'achat et de vente conclue entre la Fiducie et une filiale en exploitation prévoyant l'achat de redevances directes par la Fiducie à cette filiale en exploitation.

« **convention relative à l'acquisition des propriétés Carlyle** » désigne la convention d'achat et de vente conclue entre le vendeur des propriétés Carlyle et la Société en date du 1er octobre 2003 relativement à l'acquisition des propriétés Carlyle.

« **conventions relatives à la PBN** » désigne, collectivement, la convention relative à la participation au bénéfice net modifiée et mise à jour datée du 27 septembre 2002, conclue entre Harvest Operations Corp. et la Fiducie, la convention de redevances conclue en date du 17 janvier 2003 entre WEI et Compagnie Trust BNY Canada et la convention relative au bénéfice net datée du 17 octobre 2003 conclue entre HST et la Fiducie et « **convention relative à la PBN** » désigne l'une ou l'autre de ces conventions, selon le cas.

« **débentures** » désigne les débentures subordonnées non garanties convertibles à 9 % de la Fiducie échéant le 31 mai 2009.

« **espèces distribuables** » désigne, pour une période donnée, toutes les sommes que la Fiducie peut distribuer, pendant une période donnée, aux porteurs de parts de fiducie avant d'effectuer les prélèvements destinés au fonds de capital.

« **facilité bancaire actuelle** » désigne la facilité de crédit consentie par le prêteur de la facilité bancaire actuelle.

« **fiduciaire** » désigne le fiduciaire de la Fiducie, qui est actuellement Valiant Trust Company.

« **Fiducie** » désigne Harvest Energy Trust.

« **filiales en exploitation** » désigne, collectivement, la Société et HST, chacune étant une filiale en propriété exclusive de la Fiducie, et « **filiale en exploitation** » désigne soit la Société, soit HST, selon le cas.

« **fonds de capital** » désigne le montant cumulatif des fonds que la Fiducie prélève sur les espèces distribuables afin de financer les acquisitions et la mise en valeur futures de propriétés.

« **HST** » désigne Harvest Sask Energy Trust, fiducie établie en vertu des lois de la province d'Alberta, détenue en propriété exclusive par la Fiducie.

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada) et le règlement y afférent.

« **notice annuelle** » désigne la notice annuelle initiale de la Fiducie datée du 10 octobre 2003.

« **obligation différée de versement du prix d'achat** » désigne, collectivement, l'obligation permanente qui incombe à la Fiducie, dans la mesure des fonds dont elle dispose, de verser à la Société et à HST une somme correspondant à 99 % du coût, y compris les sommes empruntées en vue de l'acquisition, des avoirs miniers canadiens acquis par une filiale en exploitation et du coût, y compris les sommes empruntées en vue du financement, de certaines dépenses en immobilisations stipulées relatives aux propriétés.

« **opération visant les propriétés Carlyle** » désigne l'acquisition des propriétés Carlyle par la Société conformément à la convention relative à l'acquisition des propriétés Carlyle.

« **option des preneurs fermes** » désigne l'option octroyée par la Fiducie aux preneurs fermes qui permet à ceux-ci d'acheter un nombre maximal de 10 000 débentures supplémentaires selon les modalités indiquées à la rubrique « Mode de placement ».

« **parts de fiducie** » désigne les parts de la Fiducie, dont chacune représente une participation véritable indivise égale dans celle-ci.

« **PBN** » désigne, collectivement, la participation au bénéfice net que les filiales en exploitation doivent à la Fiducie aux termes des conventions relatives à la PBN.

« **placement de titres d'octobre** » désigne l'émission de 4 312 500 parts de fiducie au prix de 12,00 $ chacune en contrepartie d'un produit brut de 51,8 M$ qui a été réalisée le 16 octobre 2003.

« **porteurs de parts** » désigne les porteurs de parts de fiducie.

« **premier appel public à l'épargne** » désigne le placement initial de 3 750 000 parts de fiducie au prix de 8,00 $ chacune réalisé le 5 décembre 2002, qui a donné un produit brut de 30 000 000 $, y compris l'option d'attribution excédentaire octroyée aux preneurs fermes qui a permis à ces derniers d'acheter, au moment de la levée, 562 500 parts de fiducie supplémentaires au prix de 8,00 $ chacune, ce qui a donné un produit brut de 4 500 000 $.

« **preneurs fermes** » désigne Financière Banque Nationale Inc., Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp., Haywood Securities Inc., Valeurs Mobilières TD Inc. et La Corporation Canaccord Capital.

« **prêteur de la facilité bancaire actuelle** » désigne le consortium de prêteurs constitué de deux banques à charte canadiennes et de succursales du Alberta Treasury.

« **prêteurs du financement provisoire** » désigne, collectivement, Caribou et le président du conseil de la Société.

« **propriétés** » désigne les intérêts économiques directs, les droits de redevances ou les autres participations de la Société et de HST dans des droits pétroliers et gaziers, des biens corporels et des participations diverses, y compris les propriétés qui pourraient être acquises par la Société ou HST.

« **propriétés Carlyle** » désigne divers intérêts économiques directs, droits de redevances, droits sur les données sismiques tridimensionnelles exclusives et autres participations acquis dans le cadre de l'opération visant les propriétés Carlyle.

« **redevances directes** » désigne les droits de redevance sur des droits pétroliers et gaziers acquis par la Fiducie aux termes d'une convention de vente de redevances directes.

« **régime d'achat de parts incitatif** » désigne le régime d'achat de parts incitatif de la Fiducie.

« **régime de réinvestissement** » désigne le régime de réinvestissement des distributions et d'achat facultatif de parts de la Fiducie.

« **Société** » désigne, selon le contexte, la filiale en propriété exclusive de la Fiducie, Harvest Operations Corp., société par actions fusionnée en vertu de la *Business Corporations Act* (Alberta) le 1er janvier 2004 et, avant cette date, société par actions constituée en vertu de la *Business Corporations Act* (Alberta).

« **TSX** » désigne la Bourse de Toronto.

« **vendeur des propriétés Carlyle** » désigne une grande société de personnes pétrolière et gazière.

« **WEI** » désigne l'ancienne filiale en propriété exclusive de la Fiducie, Westcastle Energy Inc., société par actions constituée en vertu de la *Business Corporations Act* (Alberta), qui a fusionné avec la Société le 1er janvier 2004, la société issue de la fusion ayant été prorogée sous la dénomination « Harvest Operations Corp. ».

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. Les mots « prévoir », « continuer », « estimer », « s'attendre à », « peut », « pourrait », « projeter », « devrait », « compter » et les expressions similaires visent à signaler des énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus pouvant faire en sorte que les résultats ou les faits réels diffèrent considérablement de ceux qui sont exprimés dans ces énoncés prospectifs. La Fiducie et la Société estiment que les attentes qu'expriment ces énoncés prospectifs sont raisonnables, mais il n'est aucunement certain qu'elles s'avéreront. Par conséquent, il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent prospectus simplifié ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne sont valables qu'à la date du présent prospectus simplifié ou à la date indiquée dans les documents intégrés par renvoi au présent prospectus simplifié, selon le cas.

En particulier, le présent prospectus simplifié et les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs ayant trait à ce qui suit :

- la quantité des réserves de pétrole et de gaz naturel;
- les projections relatives aux prix du marché et aux coûts et leur incidence sur les distributions;
- l'offre et la demande de pétrole et de gaz naturel;
- les attentes relatives à la capacité de réunir des capitaux et d'obtenir des réserves supplémentaires de façon permanente par le biais d'acquisitions et d'activités de mise en valeur;
- le traitement prévu par la réglementation gouvernementale;
- le programme de dépenses en immobilisations.

Les résultats réels pourraient différer sensiblement de ceux qui sont prévus dans ces énoncés prospectifs en raison des facteurs de risque énoncés ci-dessous et ailleurs dans le présent prospectus simplifié :

- la volatilité du prix du pétrole et du gaz naturel sur le marché;
- les responsabilités inhérentes aux activités pétrolières et gazières;
- l'incertitude inhérente à l'estimation des réserves de pétrole et de gaz naturel;
- la concurrence à l'égard, notamment, des capitaux, de l'acquisition des réserves de pétrole et de gaz naturel, des terrains inexploités et du personnel compétent;
- l'évaluation incorrecte de la valeur des acquisitions;
- les problèmes géologiques et techniques et les problèmes relatifs au forage et au traitement;
- l'incertitude économique et politique à l'échelle nationale et internationale;
- les actes de terrorisme;
- les autres facteurs dont il est question à la rubrique « Facteurs de risque ».

Ces facteurs ne devraient pas être considérés comme exhaustifs. La Fiducie et la Société déclinent toute obligation de mettre à jour ou de réviser publiquement les énoncés prospectifs.

HARVEST ENERGY TRUST

Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta et créée conformément à l'acte de fiducie. Le siège social et établissement principal de la Fiducie est situé au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4. Bien que la Société et HST versent à la Fiducie le revenu provenant de la PBN, toutes les activités pétrolières et gazières sont exercées par l'entremise de la Société et la Fiducie est gérée uniquement par celle-ci, conformément à l'acte de fiducie et à la convention d'administration.

Structure de la Fiducie

L'organigramme suivant présente la structure de la Fiducie ainsi que le flux des espèces tirées des propriétés aux filiales en exploitation, à la Fiducie et, en bout de ligne, aux porteurs de parts :


Porteurs de parts
Espèces à distribuer
Harvest Energy Trust
Billets de financement provisoire par capitaux propres
Fonds de capital(6)
Versements au fonds de capital
Revenu provenant de la PBN(5)
Service de la dette
Facilités bancaires
Filiales en exploitation(1)(2)
Redevances directes(4)
Avances de crédit
Revenu net tiré de la vente de 99 % de la production
Fonds de remise en état
Fonds de réserve
Propriétés(3)

Notes

(1) À la date des présentes, les filiales en exploitation sont Harvest Operations Corp. et HST, chacune étant une filiale en propriété exclusive directe de la Fiducie.

(2) Bien que la Fiducie reçoive le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités de la Fiducie sont exercées par l'entremise de la Société, qui en assure la gestion.

(3) Les filiales en exploitation sont propriétaires des propriétés.

(4) En plus de la PBN, la Fiducie détient diverses redevances directes.

(5) Conformément aux conventions relatives à la PBN, la Fiducie touche régulièrement des versements mensuels.

(6) La Fiducie peut conserver jusqu'à 50 % des espèces distribuables dans son fonds de capital en vue de financer les acquisitions futures et la mise en valeur des propriétés.

Évolution générale de l'entreprise

Le texte qui suit est une description de l'évolution générale de l'entreprise de la Fiducie.

La Société a été constituée le 14 mai 2002 pour exercer des activités d'acquisition, de mise en valeur et de production de pétrole et de gaz naturel. Le conseil d'administration a alors examiné ses possibilités stratégiques et a décidé, d'après cet examen, que la formation d'une fiducie de redevances du secteur énergétique représentait la meilleure structure. Le 10 juillet 2002, la Fiducie a été formée conformément à l'acte de fiducie. À la même date, la Société et la Fiducie ont conclu une convention relative à la participation au bénéfice net, en sa version modifiée et mise à jour le 27 septembre 2002, aux termes de laquelle la Société a octroyé à la Fiducie le droit de toucher le revenu provenant de la participation au bénéfice net qui est tiré des propriétés détenues par la Société. Conformément à cette convention relative à la PBN, la Fiducie a versé à la Société 12,6 M$ au moyen du produit d'un crédit-relais que Caribou lui avait consenti.

Le 10 juillet 2002, la Société a acquis certaines redevances directes et propriétés d'un important producteur de pétrole et de gaz naturel moyennant un prix d'achat global de 26,1 M$. L'acquisition visait un droit de redevance dérogatoire de 7,10688 % sur la concession de gaz Choice Viking n° 1 et un intérêt économique direct d'environ 99 % dans des propriétés productrices de pétrole et de gaz naturel faisant l'objet d'une exploitation concertée et non concertée. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou a consenti à la Fiducie.

Le 1er août 2002, la Société a conclu une convention d'achat et de vente avec un important producteur pétrolier et gazier en vue de l'achat de certaines redevances directes et propriétés avec prise d'effet le 1er juin 2002 moyennant un prix d'achat global de 71,8 M$. La Société a réalisé l'acquisition le 15 novembre 2002. L'acquisition visait un droit de redevance directe et une participation dans des propriétés productrices de pétrole et de gaz naturel situées dans le centre-est de l'Alberta. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou a consenti à la Fiducie.

Le 5 décembre 2002, la Fiducie a réalisé le premier appel public à l'épargne, qui a entraîné l'émission de 3 750 000 parts de fiducie et lui a permis de réunir un produit brut global de 30,0 M$. Du produit net du premier appel public à l'épargne, une tranche d'environ 22,9 M$ a été affectée au remboursement des crédits-relais que Caribou avait consentis à la Fiducie (y compris l'intérêt couru) et une tranche d'environ 5,4 M$ a été affectée au remboursement partiel de la dette bancaire. Le solde a été affecté aux fins générales du fonds de roulement.

Le 17 décembre 2002, la Fiducie a émis 562 500 parts de fiducie à FirstEnergy Capital Corp. et à Haywood Securities Inc. au moment de la levée d'une option d'attribution excédentaire qui leur avait été octroyée dans le cadre du premier appel public à l'épargne. Le produit brut tiré de la vente de ces parts de fiducie s'est élevé à 4,5M$.

Le 4 février 2003, la Fiducie a vendu 1 500 000 bons de souscription de parts de fiducie spéciaux (les « **bons de souscription spéciaux** ») à un syndicat de prise ferme au prix de 10,00 $ chacun, à raison d'un produit net de 13,7 M$. Chaque bon de souscription spécial donnait à son porteur le droit d'obtenir, au moment de l'exercice ou de l'exercice réputé de celui-ci, une part de fiducie sans contrepartie supplémentaire. Le 7 mars 2003, le prospectus (définitif) de la Fiducie assurant l'admissibilité du placement des parts de fiducie pouvant être émises au moment de l'exercice des bons de souscription spéciaux a été visé et, à la même date, la Fiducie a émis 1 500 000 parts de fiducie au moment de l'exercice réputé des bons de souscription spéciaux. Le produit net a été affecté au remboursement partiel de la dette bancaire et au fonds de roulement.

En avril et en mai 2003, la Société a procédé à la clôture de l'acquisition de diverses participations dans deux propriétés situées dans la zone Killarney, en Alberta. Les propriétés ont été acquises de deux importants producteurs de pétrole et de gaz naturel moyennant 13,2 M$ et l'émission de 200 000 parts de fiducie, respectivement. La partie en espèces du prix d'acquisition a été financée grâce aux facilités de crédit de la Société. L'acquisition comprenait une participation dans deux installations pétrolières.

À l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 12 juin 2003, les porteurs de parts ont approuvé des résolutions relatives à chacune des questions énoncées ci-après :

- la modification de l'acte de fiducie en vue d'autoriser la création d'un nombre illimité de parts spéciales à droit de vote (les « **parts spéciales à droit de vote** »). Chaque part spéciale à droit de vote confère à son porteur le droit d'exercer aux

assemblées des porteurs de parts le nombre de voix prescrit par le conseil d'administration de la Société dans la résolution autorisant l'émission des parts spéciales à droit de vote en question;

- la modification de l'acte de fiducie en vue de donner à la Société (par l'intermédiaire de son conseil d'administration) le pouvoir et la responsabilité exprès de régler toutes les questions ayant trait aux modalités de la convention relative à la PBN et les autres contrats importants de la Fiducie (sauf indication contraire dans l'acte de fiducie), y compris les modifications qui y sont apportées;
- la modification de l'acte de fiducie en vue de clarifier et de préciser la responsabilité déléguée antérieurement à la Société relativement aux questions ayant trait à une émission ou à un placement de parts de fiducie, de droits, de bons de souscription ou d'autres titres visant l'achat de parts de fiducie, pouvant être convertis en parts de fiducie ou échangeables contre celles-ci;
- l'autorisation d'une modification des statuts de la Société visant la création d'une nouvelle catégorie d'actions ordinaires sans droit de vote pouvant être émises en série (les « **actions sans droit de vote** »). Sauf pour ce qui est du droit d'être convoqués et d'assister aux assemblées des actionnaires de la Société, les porteurs d'actions sans droit de vote auront les mêmes droits que les porteurs d'actions ordinaires de la Société;
- l'augmentation de 246 000 du nombre de parts de fiducie pouvant être réservées à des fins d'émission aux termes du régime d'achat de parts incitatif, pour que ce nombre passe de 875 000 à un nombre maximal cumulatif de 1 121 000;
- l'approbation de l'émission, par la Fiducie, dans le cadre d'un ou de plusieurs placements privés, pendant la période de 12 mois débutant le 12 juin 2003, d'un nombre maximal de 11 210 957 parts de fiducie, sous réserve de certaines restrictions.

Le 27 juin 2003, la Fiducie a réalisé l'acquisition de la totalité des actions ordinaires de WEI et d'une PBN dans certaines propriétés productrices de pétrole et de gaz naturel détenues par celle-ci moyennant une contrepartie totale d'environ 10,1 M$ (composée de l'émission de 625 000 parts de fiducie, d'une somme de 3 M$ en espèces et d'un billet à ordre non garanti de 850 000 $), qui comportait également la prise en charge d'une dette bancaire de 2,8 M$ et d'un fonds de roulement déficitaire de 2,3 M$. Les propriétés productrices de pétrole et de gaz naturel acquises se composent d'intérêts économiques directs allant de 20 % à 100 % dans les gisements Amisk, Czar et Killarney, qui sont tous exploités par la Société.

Le 29 juillet 2003, la Société a conclu une convention d'achat de participations dans une société en commandite du Nouveau-Brunswick qui détenait les propriétés Carlyle. Le 29 septembre 2003, la Société a conclu une convention aux termes de laquelle elle a cédé au vendeur des propriétés Carlyle ses participations qui faisaient l'objet de la convention du 29 juillet 2003 dont il est fait état ci-dessus, et aux termes de laquelle la quasi-totalité des propriétés Carlyle lui seraient transférées. Le 1er octobre 2003, la Société a conclu, avec le vendeur des propriétés Carlyle, la convention relative à l'acquisition des propriétés Carlyle, en vue de l'achat de la quasi-totalité des propriétés Carlyle avec prise d'effet le 1er octobre 2003 en contrepartie d'une somme totalisant environ 80 M$, sans tenir compte des rajustements et des frais d'opération. La clôture de l'acquisition des propriétés Carlyle a eu lieu le 16 octobre 2003. Après avoir acquis les propriétés Carlyle, la Société les a vendues à HST et cette dernière a octroyé à la Fiducie une PBN à l'égard de ces propriétés.

Le 28 juillet 2003, la Fiducie a conclu les billets de financement provisoire par capitaux propres afin de financer l'obligation différée de versement du prix d'achat résultant de l'opération visant les propriétés Carlyle. Le 29 juillet 2003, une avance de 11 M$ a été consentie à la Fiducie aux termes des billets de financement provisoire par capitaux propres afin de financer le dépôt relatif à l'acquisition des propriétés Carlyle. Le 29 septembre 2003, la Fiducie a modifié les billets de financement provisoire par capitaux propres afin de permettre que les avances consenties soient affectées au remboursement intégral de la facilité bancaire existante à ce moment-là et a conclu les billets de financement provisoire. Le 29 septembre 2003, la Fiducie a prélevé d'autres avances sur les billets de financement provisoire par capitaux propres et les billets de financement provisoire, de 22,5 M$ et de 25,0 M$, respectivement. Ces avances ont été consenties à la Société par la Fiducie le 30 septembre 2003 et ont été affectées au remboursement partiel de la somme d'environ 48,1 M$ qui était exigible aux termes de la facilité bancaire existante à ce moment-là. Le 1er octobre 2003, le dépôt de 11 M$ relatif à l'opération visant les propriétés Carlyle a été remboursé et la Fiducie a utilisé cette somme pour rembourser 11 M$ du capital des billets de financement provisoire.

Le 1er octobre 2003, la Société a conclu une convention avec une banque à charte canadienne en vue d'obtenir une facilité bancaire provisoire de 15 M$ devant être affectée au remboursement intégral de la facilité de crédit de WEI et au financement du

fonds de roulement. Le 3 octobre 2003, la Société a remboursé une tranche d'environ 3,8 M$ des sommes empruntées sur la facilité de crédit de WEI, y compris l'intérêt couru. Au moment de la clôture de l'opération visant les propriétés Carlyle, le 16 octobre 2003, la facilité bancaire provisoire a été remboursée et remplacée par la facilité bancaire actuelle et la Société a affecté une partie de cette facilité au remboursement d'une tranche de 8,5 M$ des billets de financement provisoire par capitaux propres, et environ 14 M$, au remboursement intégral des billets de financement provisoire.

Le 16 octobre 2003, la Fiducie a réalisé le placement de titres d'octobre et a émis 4 312 500 parts de fiducie au prix de 12,00 $ chacune en contrepartie d'un produit brut de 51,8 M$. Les parts de fiducie ont été placées par l'entremise d'un syndicat de prise ferme dirigé par Financière Banque Nationale Inc. et comprenant Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp. et Haywood Securities Inc.

FAITS NOUVEAUX

Fusion des filiales

Le 1er janvier 2004, WEI a fusionné avec Harvest Operations Corp. et la société issue de la fusion a été prorogée sous la dénomination « Harvest Operations Corp. ».

Acquisitions éventuelles

La Fiducie continue d'évaluer les acquisitions éventuelles de tous les types d'éléments d'actif liés au pétrole, au gaz naturel et à d'autres formes d'énergie dans le cadre de son programme d'acquisitions courant. La Fiducie est habituellement, à un moment ou à un autre, en cours d'évaluation de plusieurs acquisitions éventuelles, dont chacune ou l'ensemble pourrait être d'envergure. En date des présentes, la Fiducie n'a conclu aucune entente sur le prix ou les modalités d'une acquisition majeure éventuelle. La Fiducie ne peut prévoir si une occasion actuelle ou future se traduira par une ou plusieurs acquisitions.

EMPLOI DU PRODUIT

Le produit net que la Fiducie tirera de la vente des débentures qui font l'objet des présentes est estimé à 47,8 M$, déduction faite de la rémunération de 2 000 000 $ payable aux preneurs fermes et des frais relatifs au présent placement estimés à 200 000 $. Si l'option des preneurs fermes est levée intégralement, le produit net que la Fiducie tirera de la vente des débentures qui font l'objet des présentes est estimé à 57,4 M$, déduction faite de la rémunération de 2 400 000 $ payable aux preneurs fermes et des frais relatifs au présent placement estimés à 200 000 $. Du produit net, une tranche d'environ 25 M$ sera affectée au remboursement des billets de financement provisoire par capitaux propres et une tranche d'environ 22,8 M$ servira initialement au remboursement de la dette bancaire impayée, puis aux fins générales de la Fiducie. Voir « Liens entre les prêteurs de la Société et les preneurs fermes ».

DESCRIPTION DU PLACEMENT

Le placement se compose de 50 000 débentures (60 000 débentures si l'option des preneurs fermes est levée intégralement) au prix de 1 000 $ chacune.

Le texte qui suit résume les caractéristiques principales des débentures. Le présent sommaire ne se veut pas exhaustif et est présenté sous réserve des dispositions de l'acte de fiducie (au sens donné à ce terme ci-après) qui régissent les débentures. Les parts de fiducie pouvant être émises au moment de la conversion ou du remboursement ou à l'échéance des débentures sont décrites à la rubrique « Description des parts de fiducie » ci-après.

Introduction

Les débentures seront émises conformément à un acte de fiducie ou à un acte de fiducie supplémentaire devant être conclu en date de la clôture (l'« **acte de fiducie** ») entre la Fiducie, la Société et Valiant Trust Company (le « **fiduciaire des débentures** »), à titre de fiduciaire. Le capital global des débentures autorisées à des fins d'émission se limitera à 60 000 000 $. Toutefois, la Fiducie peut, sans le consentement des porteurs de débentures, mais sous réserve des restrictions décrites dans les présentes, émettre des débentures supplémentaires de la même série ou d'une série différente aux termes de l'acte de fiducie, en plus de celles qui font l'objet des présentes.

Les débentures porteront la date de la clôture et viendront à échéance le 31 mai 2009. Les débentures ne pourront être émises qu'en coupures de 1 000 $ et de multiples de cette somme.

Les débentures porteront intérêt à compter de la date d'émission au taux annuel de 9 %, qui sera payable semestriellement à terme échu le 31 mai et le 30 novembre de chaque année, à compter du 31 mai 2004. Le premier versement d'intérêt comprendra l'intérêt couru pour la période allant de la clôture du présent placement au 31 mai 2004.

Le capital des débentures sera payable en monnaie légale du Canada ou, au gré de la Fiducie et sous réserve de l'approbation des organismes de réglementation compétents, sous forme de parts de fiducie, tel qu'il est décrit plus amplement aux rubriques « Paiement au moment du remboursement ou à l'échéance » et « Remboursement et achat ». L'intérêt sur les débentures sera payable en monnaie légale du Canada et, au gré de la Fiducie et sous réserve de l'approbation des organismes de réglementation compétents, selon l'option de versement de l'intérêt sous forme de parts, tel qu'il est décrit à la rubrique « Option de versement de l'intérêt ».

Les débentures constitueront des obligations directes de la Fiducie, ne seront pas garanties par une hypothèque, un nantissement ou une autre charge et seront subordonnées aux autres dettes de la Fiducie, tel qu'il est indiqué ci-après à la rubrique « Subordination ». L'acte de fiducie n'empêchera pas la Fiducie de contracter des dettes supplémentaires à l'égard des sommes empruntées ni d'hypothéquer, de nantir ou de grever ses biens afin de garantir une dette.

Privilège de conversion

Les débentures seront convertibles au gré du porteur en parts de fiducie entièrement libérées non susceptibles d'appels subséquents à tout moment avant la fermeture des bureaux le 31 mai 2009 ou le jour ouvrable précédant la date fixée par la Fiducie aux fins du remboursement des débentures, selon la première de ces éventualités, au prix de conversion de 14,00 $ par part de fiducie, soit un taux de conversion de 71,4286 parts de fiducie par tranche de 1 000 $ du capital des débentures. Aucun rajustement ne sera fait pour tenir compte des distributions sur les parts de fiducie pouvant être émises au moment de la conversion ou de l'intérêt couru sur les débentures présentées à des fins de conversion; toutefois, les porteurs qui convertissent leurs débentures recevront tout l'intérêt couru et impayé sur celles-ci. Nonobstant ce qui précède, aucune débenture ne pourra être convertie pendant la période de cinq jours ouvrables précédant le 31 mai et le 30 novembre, inclusivement, de chaque année, à compter du 31 mai 2004, étant donné que les registres du fiduciaire des débentures seront fermés pendant ces périodes.

Sous réserve des dispositions qui y sont énoncées, l'acte de fiducie prévoira également le rajustement du prix de conversion dans certains cas, notamment a) le fractionnement ou le regroupement des parts de fiducie en circulation, b) la distribution de parts de fiducie aux porteurs de celles-ci au moyen d'un placement ou autrement, à l'exception d'une émission de titres aux porteurs de parts ayant choisi de recevoir les distributions sous forme de titres de la Fiducie au lieu de distributions en espèces versées dans le cours normal des affaires, c) l'émission aux porteurs de parts de fiducie d'options, de droits ou de bons de souscription leur donnant le droit d'acquérir des parts de fiducie ou d'autres titres convertibles en parts de fiducie à moins de 95 % du cours du marché en vigueur à ce moment-là (au sens donné à ce terme ci-après à la rubrique « Paiement au moment du remboursement ou à l'échéance ») des parts de fiducie et d) la distribution à la totalité des porteurs de parts de fiducie de titres ou d'éléments d'actif (autres que des distributions en espèces et des distributions équivalentes sous forme de titres faites au lieu de distributions en espèces dans le cours normal des affaires). Il n'y aura aucun rajustement du prix de conversion à l'égard de l'un ou l'autre des événements décrits en b), c) ou d) ci-dessus si les porteurs des débentures sont autorisés à participer comme s'ils avaient converti leurs débentures avant la date de clôture des registres ou la date d'effet applicable. La Fiducie ne sera pas tenue de rajuster le prix de conversion, à moins que l'effet cumulatif de ces rajustements ne modifie le prix de conversion d'au moins 1 %.

En cas de reclassement des parts de fiducie ou de restructuration du capital (à l'exception d'une modification découlant d'un regroupement ou d'un fractionnement), si la Fiducie fait l'objet d'un regroupement ou d'une fusion avec une autre entreprise, si les biens et l'actif de la Fiducie sont vendus ou transférés en totalité ou en quasi-totalité à une autre entreprise, ou si la Fiducie est liquidée ou dissoute, les modalités du privilège de conversion seront rajustées de sorte que le porteur de chaque débenture pourra, après une telle opération, obtenir, au moment de l'exercice du droit de conversion, le nombre de parts de fiducie ou d'autres titres ou biens qu'il aurait eu le droit de recevoir en raison d'une telle opération si, à la date d'effet de celle-ci, il avait été le porteur du nombre de parts de fiducie en lesquelles la débenture était convertible avant la date d'effet en question.

Aucune fraction de part de fiducie ne sera émise au moment de la conversion des débentures, mais la Fiducie réglera plutôt cette fraction au moyen d'une somme en espèces correspondant au cours du marché en vigueur de la fraction en question.

Le terme « cours du marché en vigueur » désignera, dans l'acte de fiducie, le cours moyen pondéré des parts de fiducie à la TSX pendant la période de 20 jours de bourse consécutifs se terminant le cinquième jour de bourse précédant la date fixée pour le remboursement ou la date d'échéance, selon le cas.

Remboursement et achat

Les débentures ne pourront être remboursées qu'après le 31 mai 2007. Après cette date et avant l'échéance, les débentures seront remboursables, en totalité ou en partie, au gré de la Fiducie, moyennant un préavis d'au moins 30 jours et d'au plus 60 jours, au prix de remboursement de 1 050 $ par débenture après le 31 mai 2007 jusqu'au 31 mai 2008, inclusivement, et au prix de remboursement de 1 025 $ par débenture après le 31 mai 2008 et avant l'échéance, dans chaque cas, plus l'intérêt couru et impayé, le cas échéant.

Si les débentures ne sont pas remboursées en totalité, le fiduciaire des débentures choisira les débentures à rembourser de façon proportionnelle ou de toute autre façon qu'il jugera équitable, sous réserve du consentement de la TSX. La Fiducie aura le droit d'acheter des débentures sur le marché, au moyen d'une offre d'achat ou de gré à gré.

Paiement au moment du remboursement ou à l'échéance

Au moment du remboursement ou à l'échéance, la Fiducie remboursera la dette représentée par les débentures en versant au fiduciaire des débentures, en monnaie légale du Canada, une somme correspondant au prix de remboursement global des débentures en circulation devant être remboursées ou au capital des débentures en circulation qui sont parvenues à échéance et à la prime sur celles-ci, s'il y a lieu, ainsi que l'intérêt couru et impayé. La Fiducie pourra, à son gré, au moyen d'un préavis d'au plus 60 jours et d'au moins 40 jours et sous réserve de l'approbation des organismes de réglementation compétents, choisir de remplir son obligation de payer le prix de remboursement des débentures devant être remboursées ou le capital des débentures qui sont parvenues à échéance et la prime sur celles-ci, s'il y a lieu, en émettant des parts de fiducie aux porteurs des débentures. L'intérêt couru et impayé, le cas échéant, sera versé en espèces. Le nombre de parts de fiducie devant être émises sera établi en divisant le prix de remboursement global des débentures en circulation devant être remboursées ou le capital des débentures en circulation qui sont parvenues à échéance, et la prime sur celles-ci, s'il y a lieu, selon le cas, par 95 % du cours du marché en vigueur des parts de fiducie à la date fixée pour le remboursement ou à la date d'échéance, selon le cas. Aucune fraction de part ne sera émise aux porteurs de débentures au moment du remboursement ou à l'échéance, mais la Fiducie réglera plutôt cette fraction de part au moyen d'une somme en espèces correspondant au cours du marché en vigueur de la fraction en question.

Subordination

Le remboursement du capital des débentures et le versement de la prime, s'il y a lieu, et de l'intérêt sur celles-ci seront subordonnés, en droit de paiement, comme il est indiqué dans l'acte de fiducie, au remboursement intégral préalable de la dette de premier rang de la Fiducie et de la dette envers les fournisseurs de la Fiducie. La « dette de premier rang » de la Fiducie sera définie dans l'acte de fiducie comme désignant toutes les dettes et obligations de la Fiducie (qu'elles soient impayées à la date de l'acte de fiducie, créées, contractées ou prises en charge par la suite ou dont la Fiducie est ou pourrait être tenue responsable) (i) se rapportant à des sommes qu'elle-même ou une filiale a empruntées, (ii) se rapportant à l'acquisition d'une entreprise, d'une propriété ou d'un élément d'actif réalisée par elle-même ou une filiale, (iii) se rapportant à des documents ou à des conventions visant à réduire certains risques, (iv) se rapportant à ses fournisseurs ou à ceux de ses filiales ou (v) se rapportant à un renouvellement, à une prolongation ou à un refinancement de la dette ou de l'obligation en question, sauf si le document créant ou attestant l'un ou l'autre des éléments qui précèdent prévoit que cette dette ou obligation est de rang égal ou inférieur aux débentures en ce qui concerne le droit de paiement.

L'acte de fiducie prévoit qu'en cas de procédures d'insolvabilité ou de faillite, ou de mise sous séquestre, de liquidation, de réorganisation ou de toute autre procédure similaire relative à la Fiducie, à ses biens ou à son actif, en cas de procédure en vue de la liquidation ou de la dissolution volontaire de la Fiducie, entraînant ou non son insolvabilité ou sa faillite, ou l'ordonnancement de l'actif et du passif de la Fiducie, les porteurs de la dette de premier rang, y compris de toute dette envers les fournisseurs de la Fiducie, auront alors le droit d'être payés en entier avant que les porteurs de débentures puissent recevoir un versement ou une distribution de quelque nature que ce soit, en espèces, en biens ou en titres, qui pourrait être fait dans l'un ou l'autre de ces cas relativement aux débentures ou à l'intérêt couru et impayé sur celles-ci. L'acte de fiducie prévoit également que la Fiducie ne fera aucun paiement et que les porteurs de débentures n'auront pas le droit d'exiger ou de recevoir un versement ou un avantage ni d'intenter des poursuites à cette fin (notamment par voie de compensation, de regroupement de comptes ou de réalisation d'une sûreté ou autrement, de quelque manière que ce soit) en raison de la dette représentée par les débentures a) d'une manière qui ne

serait pas conforme aux modalités (telles qu'elles existent à la date d'émission) des débentures ou b) à un moment où un défaut est survenu aux termes de la dette de premier rang et persiste, et où la Fiducie, un porteur de débentures ou un porteur de la dette de premier rang a donné un avis d'un tel défaut au fiduciaire des débentures conformément à l'acte de fiducie, sauf si la dette de premier rang a été remboursée en entier.

Les débentures seront aussi effectivement subordonnées aux droits des créanciers des filiales de la Fiducie, sauf dans la mesure où cette dernière est un créancier de ces filiales ayant un rang au moins égal à celui de ces autres créanciers. Plus particulièrement, les débentures seront subordonnées, en droit de paiement, au remboursement intégral préalable de la totalité de la dette aux termes de la facilité de crédit actuelle, au sens donné à ce terme dans les présentes.

Priorité par rapport aux distributions de la Fiducie

L'acte de fiducie prévoit que certains frais de la Fiducie doivent être déduits dans le calcul de la somme devant être distribuée aux porteurs de parts. Par conséquent, les fonds nécessaires au versement de l'intérêt sur les débentures, de même que la somme à verser au moment du remboursement ou de l'échéance des débentures ou dans le cadre d'un cas de défaut (au sens donné à ce terme ci-dessous), seront déduits des sommes qui seraient par ailleurs payables aux porteurs de parts à titre de distributions et retenus sur ces sommes.

Changement de contrôle de la Fiducie

Dans les 30 jours suivant la survenance d'un changement de contrôle de la Fiducie comportant l'acquisition du contrôle des droits de vote rattachés à 66 2/3 % et plus des parts de fiducie (un « **changement de contrôle** »), la Fiducie sera tenue de faire une offre par écrit visant l'achat de toutes les débentures alors en circulation (l'« **offre visant les débentures** ») à un prix correspondant à 101 % du capital de celles-ci, majoré de l'intérêt couru et impayé (le « **prix de l'offre visant les débentures** »).

L'acte de fiducie contient des dispositions relatives aux avis et aux rachats qui exigent que la Fiducie avise par écrit le fiduciaire des débentures qu'un changement de contrôle est survenu, dans un délai de 30 jours de ce changement, et qu'une offre visant les débentures a été soumise. Le fiduciaire des débentures postera ensuite sans délai à chaque porteur de débentures un avis du changement de contrôle ainsi qu'un exemplaire de l'offre visant le rachat de la totalité des débentures en circulation.

Si des débentures représentant 90 % et plus du capital global des débentures en circulation à la date à laquelle l'avis de changement de contrôle a été donné ont été déposées auprès de la Fiducie en réponse à l'offre visant les débentures, la Fiducie aura le droit et l'obligation de rembourser la totalité des débentures restantes au prix de l'offre visant les débentures. L'avis d'un tel remboursement doit être donné par la Fiducie au fiduciaire des débentures dans un délai de dix jours suivant l'expiration de l'offre visant les débentures, et celui-ci doit donner un tel avis dès que possible par la suite aux porteurs des débentures qui n'ont pas été déposées en réponse à l'offre visant les débentures.

Option de versement de l'intérêt

La Fiducie pourra choisir de remplir son obligation de verser l'intérêt sur les débentures (l'« **obligation relative à l'intérêt** ») à la date à laquelle l'intérêt est payable aux termes de l'acte de fiducie (une « **date de versement de l'intérêt** ») en remettant au fiduciaire des débentures un nombre suffisant de parts de fiducie pour satisfaire la totalité ou une partie quelconque de l'obligation relative à l'intérêt conformément à l'acte de fiducie (l'« **option de versement de l'intérêt sous forme de parts** »). L'acte de fiducie prévoira que, lorsque la Fiducie aura fait ce choix, le fiduciaire des débentures a) acceptera les parts de fiducie que lui remettra la Fiducie, b) acceptera des offres visant ces parts de fiducie et conclura la vente de celles-ci, selon les directives de la Fiducie, à son entière discrétion, c) investira le produit de ces ventes dans des titres gouvernementaux autorisés à court terme (au sens attribué à ce terme dans l'acte de fiducie) venant à échéance avant la date de versement de l'intérêt applicable, et utilisera le produit tiré de ces titres gouvernementaux autorisés, ainsi que le produit tiré de la vente des parts de fiducie n'ayant pas été investi de la façon décrite ci-dessus, afin de remplir l'obligation relative à l'intérêt et d) fera toutes les autres choses nécessaires à cet égard.

L'acte de fiducie énoncera les formalités que devront suivre la Fiducie et le fiduciaire des débentures afin de se prévaloir de l'option de versement de l'intérêt sous forme de parts. Si une telle option est choisie, le seul droit du porteur de débentures en ce qui a trait à l'intérêt sera de recevoir du fiduciaire des débentures une somme en espèces sur le produit de la vente de parts de fiducie (ainsi que toute somme qu'aura reçue le fiduciaire des débentures de la Fiducie qui est attribuable à des fractions de part)

en règlement intégral de l'obligation relative à l'intérêt, et le porteur de ces débentures n'aura aucun autre recours envers la Fiducie à l'égard de l'obligation relative à l'intérêt.

Ni le fait que la Fiducie se prévale de l'option de versement de l'intérêt sous forme de parts ni la réalisation de la vente de parts de fiducie a) n'empêcheront les porteurs de débentures de recevoir, à la date de versement de l'intérêt applicable, une somme en espèces globale correspondant à l'intérêt payable à cette date de versement de l'intérêt et b) n'empêcheront ces porteurs de recevoir des parts de fiducie en règlement de l'obligation relative à l'intérêt.

Cas de défaut

L'acte de fiducie stipule qu'un cas de défaut (un « **cas de défaut** ») relatif aux débentures se produira si un ou plusieurs des événements suivants surviennent et persistent à l'égard des débentures : a) un défaut de paiement de l'intérêt sur les débentures lorsqu'il est exigible pendant dix jours; b) un défaut de paiement du capital des débentures ou de la prime sur celles-ci, s'il y a lieu, que ce soit à l'échéance, au moment du remboursement, par voie de déclaration ou autrement; c) certains cas de faillite, d'insolvabilité ou de réorganisation de la Fiducie en vertu des lois sur la faillite ou l'insolvabilité; d) un défaut d'observation ou d'exécution de tout engagement ou condition important énoncé dans l'acte de fiducie et la persistance de ce défaut pendant une période de 30 jours après qu'un avis écrit a été remis à la Fiducie par le fiduciaire des débentures, précisant le défaut et demandant que la Fiducie corrige la situation. Si un cas de défaut se produit et qu'il persiste, le fiduciaire des débentures pourrait déclarer, à sa discrétion, et déclarera, à la demande des porteurs d'au moins 25 % du capital des débentures alors en circulation, le capital de toutes les débentures en circulation et l'intérêt s'y rattachant exigibles immédiatement. Dans certains cas, les porteurs de plus de 50 % du capital des débentures alors en circulation peuvent, au nom des porteurs de toutes les débentures, renoncer à un cas de défaut ou annuler une telle déclaration conformément aux modalités qu'ils prescrivent.

Offres visant les débentures

L'acte de fiducie contiendra des dispositions prévoyant que si une offre présentée à l'égard des débentures constitue une offre publique d'achat visant les débentures au sens donné au terme *take-over bid* dans la *Securities Act* (Alberta) et qu'au moins 90 % des débentures (à l'exception des débentures détenues à la date de l'offre publique d'achat par l'initiateur, les personnes avec lesquelles il a des liens ou les membres de son groupe, ou pour le compte de ceux-ci) sont prises en livraison et payées par l'initiateur, ce dernier aura le droit d'acquérir les débentures détenues par les porteurs de débentures qui n'auront pas accepté l'offre selon les modalités offertes par l'initiateur.

Modification

Les droits des porteurs des débentures ainsi que de toutes les autres séries de débentures qui pourraient être émises aux termes de l'acte de fiducie peuvent être modifiés conformément aux modalités de l'acte de fiducie. À cette fin, notamment, l'acte de fiducie renfermera certaines dispositions qui feront en sorte que tous les porteurs de débentures seront liés par les résolutions adoptées aux assemblées des porteurs de débentures au moyen des voix exprimées par les porteurs d'au moins 66 2/3 % du capital des débentures alors en circulation qui assistent à l'assemblée ou y sont représentés par procuration ou par les résolutions adoptées par écrit par les porteurs d'au moins 66 2/3 % du capital des débentures alors en circulation. Dans certains cas, la modification nécessitera, à la place ou en plus de cette approbation, le consentement des porteurs du pourcentage requis de débentures de chaque série touchée.

Restriction relative à l'émission de débentures supplémentaires

L'acte de fiducie prévoit que la Fiducie ne pourra émettre de débentures convertibles supplémentaires de rang égal si le capital de toutes les débentures convertibles émises et en circulation de la Fiducie excède 25 % de la capitalisation boursière totale de la Fiducie immédiatement après l'émission de ces débentures convertibles supplémentaires. La « capitalisation boursière totale » sera définie dans l'acte de fiducie comme étant le capital total de toutes les débentures émises et en circulation de la Fiducie qui sont convertibles au gré du porteur en parts de fiducie, plus la somme obtenue en multipliant le nombre de parts de fiducie émises et en circulation de la Fiducie par le cours du marché en vigueur des parts de fiducie à la date pertinente.

Restrictions sur le droit de propriété des non-résidents

Des non-résidents du Canada ne peuvent à aucun moment être propriétaires véritables de la majorité des parts de fiducie, compte tenu de la dilution, y compris les parts de fiducie pouvant être émises au moment de la conversion ou du remboursement ou à

l'échéance des débentures. Le fiduciaire des débentures peut exiger des déclarations quant aux territoires de résidence des propriétaires véritables des débentures. Si le fiduciaire des débentures apprend, au moyen de ces déclarations de résidence, que les propriétaires véritables de 49 % des parts de fiducie alors en circulation, compte tenu de la dilution, sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, il pourra l'annoncer publiquement et devra refuser d'inscrire un transfert de débentures en faveur d'une personne qui ne peut lui fournir une déclaration selon laquelle elle n'est pas un non-résident. Nonobstant ce qui précède, si le fiduciaire des débentures établit que la majorité des parts de fiducie sont détenues par des non-résidents, il pourra envoyer un avis aux porteurs de débentures non-résidents, choisis dans l'ordre inverse de l'acquisition ou de l'inscription ou d'une autre manière qu'il jugera équitable et réalisable, les sommant de vendre leurs débentures ou une partie de celles-ci dans un délai stipulé d'au moins 60 jours. Si les porteurs de débentures qui reçoivent un tel avis ne vendent pas le nombre stipulé de débentures ou ne fournissent pas au fiduciaire des débentures une preuve satisfaisante du fait qu'ils ne sont pas des non-résidents dans le délai stipulé, le fiduciaire des débentures pourra vendre ces débentures pour le compte des porteurs de débentures en question et, entre-temps, il suspendra les droits rattachés à celles-ci. Au moment d'une telle vente, les porteurs touchés cesseront d'être des porteurs de débentures et leurs droits se limiteront à la réception du produit net de la vente contre remise des débentures en question. Le fiduciaire de la Fiducie a des obligations similaires à l'égard des parts de fiducie à celles qui sont énoncées dans l'acte de fiducie.

Système d'inscription en compte pour les débentures

Les débentures seront émises sous forme d'inscription en compte et devront être achetées ou transférées par l'entremise d'un adhérent au service de dépôt de CDS (un « **adhérent** »). À la date de clôture, le fiduciaire des débentures fera en sorte que les débentures soient remises à CDS et immatriculées au nom de son prête-nom. Les débentures seront attestées par un seul certificat d'inscription en compte. L'inscription des participations dans les débentures et des transferts de celles-ci ne se fera que par l'intermédiaire du service de dépôt de CDS.

Sauf pour ce qui est décrit ci-après, un acheteur qui acquiert une participation véritable dans les débentures (un « **propriétaire véritable** ») n'aura pas droit à un certificat ni à un autre effet du fiduciaire des débentures ou de CDS attestant sa participation dans les débentures, et son nom ne figurera pas dans les registres tenus par CDS, sauf par l'entremise d'un adhérent. Cet acheteur recevra une confirmation d'achat de la part du preneur ferme ou d'un autre courtier inscrit par l'entremise duquel les débentures ont été achetées.

Ni la Fiducie ni les preneurs fermes n'assumeront la responsabilité des éléments suivants : a) quelque aspect que ce soit des registres ayant trait à la propriété véritable des débentures détenues par CDS ou aux paiements s'y rapportant, b) la tenue, la supervision ou l'examen des registres relatifs aux débentures ou c) les avis donnés ou les déclarations faites par CDS, ou à l'égard de celle-ci, qui figurent dans le présent prospectus simplifié et qui ont trait aux règles régissant CDS, ou à toute mesure devant être prise par CDS ou selon les directives de ses adhérents. Les règles régissant CDS prévoient que celle-ci agit à titre de mandataire et de dépositaire pour le compte des adhérents. Par conséquent, ces derniers ne peuvent s'en remettre qu'à CDS, et les propriétaires véritables ne peuvent s'en remettre qu'aux adhérents, pour obtenir le paiement du capital des débentures et de l'intérêt sur celles-ci versé à CDS par la Fiducie ou pour son compte.

En tant que porteurs indirects des débentures, les épargnants devraient savoir (sous réserve des situations décrites ci-dessous) a) que les débentures ne peuvent être immatriculées à leur nom, b) qu'ils ne peuvent obtenir de certificats matériels représentant leur participation dans les débentures, c) qu'il se pourrait qu'ils ne puissent vendre les débentures à des institutions qui sont tenues par la loi de détenir des certificats matériels représentant les titres dont elles sont propriétaires et d) qu'il se pourrait qu'ils ne puissent donner des débentures en nantissement.

Les débentures ne seront émises aux propriétaires véritables sous forme nominative ou attestée par un certificat (les « **certificats représentant les débentures** ») que si les conditions suivantes sont remplies : a) les lois applicables exigent que ce soit fait, b) le système d'inscription en compte cesse d'exister, c) la Fiducie ou CDS avise le fiduciaire des débentures que CDS n'est plus disposée ou apte à s'acquitter convenablement de ses responsabilités à titre de dépositaire à l'égard des débentures et que la Fiducie est incapable de lui trouver un remplaçant compétent, d) la Fiducie, à son gré, décide de mettre fin au système d'inscription en compte par l'intermédiaire de CDS ou e) après la survenance d'un cas de défaut (au sens donné à ce terme dans les présentes), les adhérents agissant pour le compte des propriétaires véritables représentant, dans l'ensemble, plus de 25 % du capital global des débentures alors en circulation avisent CDS par écrit qu'il n'est plus dans leur intérêt de recourir au système d'inscription pour compte par l'intermédiaire de CDS, dans la mesure où le fiduciaire des débentures n'a pas renoncé au cas de défaut conformément aux dispositions de l'acte de fiducie.

Si l'un ou l'autre des événements décrits dans le paragraphe précédent survient, le fiduciaire des débentures devra aviser CDS, au nom des adhérents et des propriétaires véritables, de la disponibilité des certificats représentant les débentures par l'entremise de CDS. Au moment où CDS lui remet le certificat unique représentant les débentures et lui donne des instructions à l'égard des nouvelles inscriptions, le fiduciaire des débentures remettra les débentures sous forme de certificats représentant les débentures, et, par la suite, la Fiducie reconnaîtra les porteurs de ces certificats représentant les débentures comme porteurs des débentures aux termes de l'acte de fiducie.

L'intérêt sur les débentures sera versé directement à CDS pendant que le système d'inscription en compte est en vigueur. Si des certificats représentant les débentures sont émis, l'intérêt sera versé au moyen d'un chèque signé par la Fiducie et envoyé par courrier prépayé aux porteurs inscrits ou par tout autre moyen qui pourrait devenir d'usage de verser l'intérêt. Le paiement du capital et de la prime, s'il y a lieu, y compris le paiement sous forme de parts de fiducie, s'il y a lieu, ainsi que l'intérêt exigible, à l'échéance ou à une date de remboursement, seront payés directement à CDS pendant que le système d'inscription en compte est en vigueur. Si des certificats représentant les débentures sont émis, le paiement du capital et de la prime, s'il y a lieu, y compris le paiement sous forme de parts de fiducie, s'il y a lieu, ainsi que l'intérêt exigible, à l'échéance ou à une date de remboursement, seront payés au moment de la remise de ces certificats à un bureau du fiduciaire des débentures ou d'une autre façon stipulée dans l'acte de fiducie.

DESCRIPTION DES PARTS DE FIDUCIE

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de l'acte de fiducie. En date du 13 janvier 2004, 17 109 006 parts de fiducie étaient émises et en circulation. Chaque part de fiducie donne à son porteur le droit d'exercer une voix à toutes les assemblées des porteurs de parts de fiducie et représente une participation véritable indivise égale dans les distributions (qu'elles soient faites sur le bénéfice net, les gains en capital réalisés nets ou d'autres sommes) et l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts de fiducie en circulation permettent à leurs porteurs de recevoir une part égale des distributions de la Fiducie et, en cas de dissolution ou de liquidation de celle-ci, une part égale de l'actif net de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel, sans privilège ni priorité. Chaque part de fiducie est transférable, ne comporte aucun droit de conversion ou droit préférentiel de souscription, permet à son porteur d'exiger que la Fiducie rachète une partie ou la totalité des parts de fiducie qu'il détient et lui confère une voix par part de fiducie détenue à toutes les assemblées des porteurs de parts.

L'acte de fiducie prévoit, entre autres choses, la convocation aux assemblées des porteurs de parts et le déroulement de ces dernières, les modalités relatives aux avis, la nomination et la destitution du fiduciaire et la forme du certificat de parts de fiducie. L'acte de fiducie peut faire l'objet de modifications. Les modifications en profondeur de l'acte de fiducie, dont la dissolution anticipée de la Fiducie et la vente ou le transfert de la totalité ou de la quasi-totalité des biens de la Fiducie, doivent être approuvées au moyen d'une résolution spéciale des porteurs de parts.

Le texte qui précède résume certaines dispositions de l'acte de fiducie. Il y a lieu de se reporter au texte intégral de l'acte de fiducie, que l'on peut consulter au bureau du fiduciaire ou obtenir de celui-ci.

RATIOS DE COUVERTURE PAR LE BÉNÉFICE

Les ratios de couverture par le bénéfice présentés dans le tableau qui suit ont été établis conformément aux exigences canadiennes en matière de l'information à fournir. Ces ratios ont été établis à l'aide des informations financières préparées conformément aux principes comptables généralement reconnus du Canada. Les ratios et les notes ont été préparés pour la période de douze mois arrêtée au 30 septembre 2003, compte tenu de l'émission de débentures d'un montant de 50 000 000 $. Les ratios pour la période de douze mois arrêtée au 30 septembre 2003 se fondent sur des informations financières non vérifiées. Des informations supplémentaires sont fournies dans les notes afférentes au tableau suivant.

	Période de douze mois arrêtée au 30 septembre 2003
Ratio de couverture par le bénéfice (1) (2) (3) (4)	4,33

Notes

(1) Le ratio de couverture par le bénéfice est égal au bénéfice net avant les intérêts débiteurs sur la totalité de la dette à long terme, y compris les débentures et les billets de financement provisoire remboursables en capitaux propres, et avant les impôts sur les bénéfices, le tout divisé par les intérêts débiteurs sur la totalité de la dette à long terme, excluant les débentures et les billets de financement provisoire remboursables en capitaux propres. Aux termes des principes comptables généralement reconnus du Canada, les débentures et les billets de financement provisoire remboursables en capitaux propres seront compris dans l'avoir des porteurs de parts et le versement d'intérêts s'y rapportant sera imputé aux capitaux propres.

(2) Si les intérêts sur les débentures et sur les billets de financement provisoire remboursables en capitaux propres étaient compris dans les intérêts débiteurs, le ratio de couverture par le bénéfice serait de 1,63 pour la période de douze mois arrêtée au 30 septembre 2003 (1,45 si des débentures d'un montant en capital de 60 000 000 $ étaient émises). Les obligations de la Fiducie en matière d'intérêts, y compris les intérêts sur les débentures, compte tenu de l'émission de débentures d'un montant en capital de 50 000 000 $, se chiffrent à 7,54 millions de dollars pour la période de douze mois arrêtée au 30 septembre 2003 (8,44 millions de dollars si des débentures d'un montant en capital de 60 000 000 $ étaient émises). Le bénéfice de la Fiducie, avant les intérêts et les impôts sur les bénéfices, pour la période de douze mois arrêtée au 30 septembre 2003, s'est établi à 12,3 millions de dollars.

(3) Il est présumé qu'il n'y a pas de bénéfice supplémentaire provenant du produit net des débentures.

(4) Si des débentures d'un montant en capital de 60 000 000 $ sont émises, le ratio de couverture par le bénéfice pour la période de douze mois arrêtée au 30 septembre 2003 sera de 4,33.

(5) La fiducie a été créée le 10 juillet 2002 et par conséquent, son exercice, qui s'est terminé le 31 décembre 2002, n'a pas compris une période complète de douze mois.

STRUCTURE DU CAPITAL CONSOLIDÉ DE LA FIDUCIE

Le tableau qui suit résume la structure du capital consolidé de la Fiducie au 31 décembre 2002, au 30 septembre 2003, au 30 septembre 2003, compte tenu du placement de titres de capitaux propres en octobre, de l'opération relative aux propriétés Carlyle et du remboursement des billets de financement provisoire et au 30 septembre 2003, compte tenu du placement de titres de capitaux propres en octobre, de l'opération relative aux propriétés Carlyle, du remboursement des billets de financement provisoire et du présent placement.

	Au 31 décembre 2002	**Au 30 septembre 2003**	**Au 30 septembre 2003, compte tenu du placement de titres de capitaux propres en octobre, de l'opération relative aux propriétés Carlyle et du remboursement des billets de financement provisoire**	**Au 30 septembre 2003, compte tenu du placement de titres de capitaux propres en octobre, de l'opération relative aux propriétés Carlyle, du remboursement des billets de financement provisoire et du présent placement[7]**
Dette bancaire[1]	45 286 396 $	2 825 000 $	56 439 487 $ [2]	33 639 487 $ [2]
Débentures	–	–	–	50 000 000 $
Billets de financement provisoire	–	25 000 000 $	– [3]	– [3]
Billets de financement provisoire remboursables en capitaux propres	–	33 500 000 $	25 000 000 $ [4]	– [4][5]
Parts de fiducie[6]	36 727 997 $ (9 312 500 parts de fiducie)	66 094 529 $ (12 522 889 parts de fiducie)	114 390 000 $ (16 835 389 parts de fiducie)	114 390 000 $ (16 835 389 parts de fiducie)

Notes

(1) La Société dispose actuellement d'une facilité de crédit de 89 millions de dollars. Cette facilité porte intérêt au taux préférentiel majoré de 0,25 % à 1,5 %, et elle est fonction du ratio emprunts/flux de trésorerie de la Fiducie. La base d'emprunt est réduite de 4,5 millions de dollars par mois à compter du 31 janvier 2004. La Société est assujettie à un droit d'usage égal à 0,125 % par année sur la partie inutilisée de la facilité de crédit. La facilité de crédit est garantie par une cession générale des débiteurs, par une débenture de 150 000 000 $ et par une charge flottante grevant tous les actifs de la Société.

(2) Reflète la somme de 53 614 487 $ qui a servi à la conclusion de l'opération relative aux propriétés Carlyle le 16 octobre 2003.

(3) Comprend le remboursement d'une tranche de 11 millions de dollars des billets de financement provisoire le 1er octobre 2003 et le remboursement de la tranche restante de 14 millions de dollars de ces mêmes billets par le produit tiré du placement de titres de capitaux propres en octobre.

(4) Une tranche de 8,5 millions de dollars du produit tiré du placement de titres de capitaux propres en octobre a servi à rembourser les billets de financement provisoire remboursables en capitaux propres.

(5) Les billets de financement provisoire remboursables en capitaux propres seront remboursés en totalité par le produit tiré du présent placement.

(6) En outre, des droits visant l'achat d'un total de 850 000 parts de fiducie étaient en vigueur au 30 septembre 2003 et pouvaient être exercés à des prix variant de 7,80 $ à 10,75 $. Ces droits avaient été octroyés aux termes du régime d'achat de parts incitatif.

(7) Les montants ne tiennent pas compte de la levée de l'option des preneurs fermes, laquelle, si elle était levée en totalité, entraînerait une dette bancaire de 24 039 487 $, des débentures de 60 000 000 $, des billets de financement provisoire de néant $, des billets de financement provisoire remboursables en capitaux propres de néant $ et des parts de fiducie de 114 390 000 $ (16 835 389 parts de fiducie).

DISTRIBUTIONS AUX PORTEURS DE PARTS

Le tableau qui suit indique les distributions par part de fiducie payables aux porteurs de parts de fiducie aux dates de clôture des registres au cours des périodes indiquées.

	Distribution par part de fiducie
2002	
Décembre	0,20 $
2003	
Janvier	0,20 $
Février	0,20 $
Mars	0,20 $
Avril	0,20 $
Mai	0,20 $
Juin	0,20 $
Juillet	0,20 $
Août	0,20 $
Septembre	0,20 $
Octobre	0,20 $
Novembre	0,20 $
Décembre	0,20 $

VARIATION DU COURS ET VOLUME DE NÉGOCIATION DES PARTS DE FIDUCIE

Les parts de fiducie sont inscrites et affichées à des fins de négociation à la TSX sous le symbole « HTE.UN ». Le tableau qui suit présente les cours extrêmes et le volume de négociation des parts de fiducie affichés par la TSX pour les périodes indiquées.

	Bourse de Toronto		
Période	Haut (en dollars)	Bas (en dollars)	Volume
2002			
Décembre (du 5 au 31)	9,50	8,25	561 757
2003			
Premier trimestre	11,75	9,45	891 879
Deuxième trimestre	10,50	9,55	1 795 326
Troisième trimestre	12,75	9,82	1 883 552
Quatrième trimestre	14,20	11,97	2 925 275

Période	Haut (en dollars)	Bourse de Toronto Bas (en dollars)	Volume
2004			
Janvier (jusqu'au 13)	14,40	13,25	629 151

Note

(1) Les parts de fiducie ont commencé à être négociées à la TSX le 5 décembre 2002.

Le 9 janvier 2004, soit le dernier jour de bourse complet où des parts de fiducie ont été négociées avant l'annonce du présent placement, le cours de clôture des parts de fiducie s'est établi à 13,68 $. Le 13 janvier 2004, le cours de clôture des parts de fiducie s'est établi à 13,63 $.

MODE DE PLACEMENT

Conformément à la convention de prise ferme datée du 14 janvier 2004 conclue entre la Fiducie, la Société et les preneurs fermes, la Fiducie a convenu d'émettre et de vendre les débentures et les preneurs fermes ont individuellement convenu d'acheter, vers le 29 janvier 2004, ou à une autre date dont les parties pourraient convenir, sous réserve des modalités énoncées dans cette convention, la totalité des 50 000 débentures qui font l'objet du présent prospectus au prix de 1 000 $ chacune. En contrepartie des services qu'ils auront fournis dans le cadre du présent placement, les preneurs fermes toucheront une rémunération de 40 $ par débenture émise par la Fiducie.

La Fiducie a octroyé aux preneurs fermes l'option des preneurs fermes qui permet à ceux-ci d'acheter un nombre maximal de 10 000 débentures supplémentaires, selon les mêmes modalités que celles du présent placement, qui peut être levée à tout moment jusqu'à 48 heures avant la clôture de celui-ci, l'admissibilité à des fins de placement de ces débentures supplémentaires étant assurée par le présent prospectus. Si l'option des preneurs fermes est levée intégralement, le présent placement, la rémunération des preneurs fermes et le produit net du placement, sans tenir compte des frais d'émission, totaliseront respectivement 60 000 000 $, 2 400 000 $ et 57 600 000 $.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et les preneurs fermes peuvent y mettre fin, à leur discrétion, si certaines conditions se réalisent. Si un ou plusieurs des preneurs fermes n'achètent pas les débentures qui leur ont été attribuées, l'autre ou les autres preneurs fermes seront tenus d'acheter les débentures en question. Toutefois, nonobstant ce qui précède, si un ou plusieurs des preneurs fermes qui sont tenus d'acheter globalement plus de 5 % des débentures faisant l'objet du présent prospectus n'achètent pas les débentures qui leur ont été attribuées, l'autre ou les autres preneurs fermes auront le droit, sans y être tenus, d'acheter les débentures en question ou de mettre fin à leurs obligations aux termes de la convention de prise ferme. Les preneurs fermes sont tenus de prendre en livraison et de payer toutes les débentures qui font l'objet des présentes si au moins l'une d'entre elles est acquise aux termes de la convention de prise ferme.

La Fiducie a demandé à la TSX d'inscrire à sa cote les débentures faisant l'objet du présent prospectus simplifié et les parts de fiducie émises au moment de la conversion ou du remboursement ou à l'échéance des débentures. Cette inscription a pour condition que la Fiducie remplisse toutes les exigences de la TSX en matière d'inscription.

Conformément aux instructions générales de la Commission des valeurs mobilières de l'Ontario et de la Commission des valeurs mobilières du Québec, pendant la durée du placement aux termes du présent prospectus, les preneurs fermes ne peuvent acheter de parts de fiducie ni offrir d'en acheter. Certaines exceptions sont toutefois permises, à la condition que l'offre d'achat ou l'achat ne vise pas à provoquer une négociation active réelle ou apparente des parts de fiducie ou à en accroître le cours. Ces exceptions comprennent une offre d'achat ou un achat permis par les règlements et les règles de la TSX ayant trait à la stabilisation du marché et aux activités de maintien passif du marché et une offre d'achat ou un achat effectué pour le compte d'un client dont l'ordre n'a pas été sollicité au cours de la durée du placement, à la condition que l'offre d'achat ou l'achat n'ait pas visé à provoquer une négociation réelle ou apparente des parts de fiducie ou à en accroître le cours. Relativement au présent placement, et sous réserve de ce qui précède, les preneurs fermes peuvent faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un niveau autre que celui qui serait formé sur le marché libre. Ces opérations, si elles sont commencées, peuvent être interrompues à tout moment.

La Fiducie a convenu de ne pas, directement ou indirectement, autoriser, émettre ou vendre des parts de fiducie ou des titres donnant le droit d'acquérir des parts de fiducie ni convenir ou annoncer son intention de le faire, à quelque moment que ce soit avant la date qui se situe 90 jours après la clôture du présent placement, sans le consentement préalable de Financière Banque Nationale Inc., pour le compte des preneurs fermes aux termes de la convention de prise ferme, qui ne pourra refuser de donner ce consentement sans motif valable, sauf aux fins du régime d'achat de parts incitatif, de l'émission de parts de fiducie dans le cadre du régime de réinvestissement, de l'émission de titres dans le cadre d'une acquisition, d'une fusion ou d'un regroupement ou de l'émission de parts de fiducie au moment de l'exercice de droits ou d'instruments existants.

Les débentures n'ont pas été et ne seront pas inscrites en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « **Loi de 1933** ») ou des lois sur les valeurs mobilières d'un État. Par conséquent, elles ne peuvent être placées ou vendues aux États-Unis ou auprès d'une personne américaine (au sens donné au terme *U.S. Person* dans le règlement S de la Loi de 1933), sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi de 1933 ou des lois sur les valeurs mobilières applicables des États. La convention de prise ferme permet aux preneurs fermes de placer et de revendre les débentures qu'ils ont acquises conformément à ses modalités à certains acquéreurs institutionnels admissibles situés aux États-Unis, à la condition que ces opérations soient effectuées conformément à la règle 144A de la Loi de 1933. De plus, la convention de prise ferme prévoit que les preneurs fermes peuvent placer et vendre les débentures à l'extérieur des États-Unis uniquement si ces opérations sont réalisées conformément au règlement S de la Loi de 1933.

En outre, pendant la période de 40 jours suivant le début du présent placement, le courtier (participant au présent placement ou non) qui place ou vend des débentures faisant l'objet du présent prospectus aux États-Unis pourrait violer les exigences d'inscription de la Loi de 1933 si le placement ou la vente n'est pas fait conformément à la règle 144A de la Loi de 1933.

LIENS ENTRE LES PRÊTEURS DE LA SOCIÉTÉ ET LES PRENEURS FERMES

Financière Banque Nationale Inc. est une filiale en propriété exclusive indirecte d'une banque à charte canadienne qui est un prêteur de la Société et envers laquelle celle-ci est endettée. On trouvera à la note 1 du tableau de la rubrique « Structure du capital consolidée de la Fiducie » une description de la facilité de crédit de la Société. Par conséquent, la Fiducie peut être considérée comme un émetteur associé à ce preneur ferme aux fins de la réglementation sur les valeurs mobilières de certaines provinces. La décision de placer les parts de fiducie aux termes des présentes a été prise, et les modalités du placement ont été établies, par voie de négociation entre la Société, pour le compte de la Fiducie, et Financière Banque Nationale Inc., pour le compte des preneurs fermes. La banque n'a pris part ni à cette décision ni à l'établissement de ces modalités; toutefois, elle a été mise au courant de l'émission et des modalités de celle-ci. En conséquence de la présente émission, Financière Banque Nationale Inc. recevra sa part de la rémunération des preneurs fermes. La totalité du produit net du présent placement, sauf environ 25 M$, qui serviront à rembourser les billets de financement provisoire par capitaux propres, sera affectée au remboursement d'une partie de la dette de la Fiducie envers cette banque. Voir « Emploi du produit ».

CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Burnet, Duckworth & Palmer LLP et de Blake, Cassels & Graydon s.r.l. (collectivement, les « **conseillers juridiques** »), le texte qui suit constitue un sommaire des principales considérations fiscales fédérales canadiennes, en vertu de la Loi de l'impôt et du règlement y afférent (le « **règlement** »), généralement applicables au porteur qui fait l'acquisition de débentures dans le cadre du présent placement et de parts de fiducie acquises aux termes de celles-ci (collectivement, les « **titres** ») et qui, aux fins de la Loi de l'impôt et à tous les moments pertinents, détient les titres en tant qu'immobilisations et n'a aucun lien de dépendance avec la Fiducie. En général, les titres seront considérés comme des immobilisations pour leur porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise de négociation de valeurs mobilières et qu'il ne les ait pas acquis dans le cadre d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Certains titres qui, autrement, ne seraient pas considérés comme des immobilisations pourraient l'être, dans certaines circonstances, si leur porteur fait le choix permis par le paragraphe 39(4) de la Loi de l'impôt. Le présent sommaire ne s'applique pas a) au souscripteur qui est une « institution financière », au sens de la Loi de l'impôt, aux fins des règles d'évaluation à la valeur du marché, b) au souscripteur dans lequel une participation constituerait un « abri fiscal déterminé » au sens de la Loi de l'impôt ni c) au souscripteur qui constitue une « institution financière déterminée », au sens de la Loi de l'impôt. Un tel souscripteur devrait consulter son fiscaliste avant d'investir dans les titres.

Le présent sommaire est fondé sur les dispositions de la Loi de l'impôt et du règlement en vigueur en date des présentes, sur les propositions expresses visant à modifier la Loi de l'impôt qui ont été annoncées publiquement avant la date des présentes (les « **modifications proposées** ») et sur l'interprétation que donnent les conseillers juridiques aux pratiques administratives

actuelles publiées de l'Agence des douanes et du revenu du Canada. Le présent sommaire présume que les modifications proposées seront adoptées dans leur forme actuelle; toutefois, il n'est pas certain que ces modifications seront adoptées ni, le cas échéant, qu'elles le seront dans leur forme actuelle. Le présent sommaire n'aborde pas toutes les considérations fiscales fédérales canadiennes possibles et, sauf pour ce qui est des modifications proposées, il ne tient pas compte de modifications de la loi, que ce soit par voie législative, réglementaire ou judiciaire, ni tient compte de considérations fiscales provinciales, territoriales ou étrangères, qui pourraient différer considérablement de celles dont il est question dans les présentes.

Le présent sommaire, de nature générale seulement, n'est pas destiné à constituer un avis fiscal ou juridique à l'intention d'un porteur particulier ou d'un porteur éventuel de titres et il ne doit pas être interprété comme tel; aucune déclaration n'est faite quant aux conséquences fiscales applicables à de tels porteurs. Par conséquent, ceux-ci devraient consulter leurs fiscalistes pour obtenir des conseils en ce qui a trait aux incidences fiscales qui découleraient de l'acquisition de titres dans le cadre du présent placement ou de parts de fiducie au moment de la conversion ou du remboursement des débentures, compte tenu de la situation qui leur est propre.

Porteurs de titres résidents du Canada

La présente partie du sommaire s'applique aux porteurs de titres qui, aux fins de la Loi de l'impôt et à tous les moments pertinents, sont des résidents du Canada ou sont réputés l'être.

Débentures

Intérêt sur les débentures

Le porteur de débentures qui est une société par actions, une société de personnes, une fiducie d'investissement à participation unitaire ou une fiducie dont une société par actions ou une société de personnes est bénéficiaire sera tenu d'inclure dans le calcul de son revenu d'une année d'imposition l'intérêt sur les débentures qui lui revient à la fin de l'année d'imposition en question, ou qui lui est payable ou qui lui a été versé avant la fin de celle-ci, sauf s'il l'a déjà inclus dans son revenu d'une année d'imposition antérieure.

Tout autre porteur sera tenu d'inclure dans le calcul de son revenu d'une année d'imposition la totalité de l'intérêt sur les débentures qui lui a été versé ou qui doit l'être au cours de cette année d'imposition (selon la méthode que le porteur suit régulièrement pour calculer son revenu), sauf s'il l'a déjà inclus dans son revenu d'une année d'imposition antérieure. En outre, bien que la débenture ne constitue pas un « contrat de placement » (au sens de la Loi de l'impôt), si une débenture devient un « contrat de placement » d'un porteur, celui-ci sera tenu d'inclure dans son revenu d'une année d'imposition l'intérêt sur les débentures qui lui revient à la fin d'une « date anniversaire » (au sens de la Loi de l'impôt) survenant au cours de l'année en question, dans la mesure où il ne l'a pas déjà inclus dans son revenu de l'année en cours ou d'une année antérieure.

Le cédant d'une débenture sera généralement tenu d'inclure à titre d'intérêt, et non à titre de produit de disposition, le montant de l'intérêt couru et impayé sur cette débenture au moment du transfert, sauf si cette somme a par ailleurs été incluse au nom du cédant. Le calcul du montant de cet intérêt au moment d'un transfert de débentures est complexe et, dans certaines circonstances, obscur. Les vendeurs ou les cédants de débentures devraient consulter leurs fiscalistes relativement aux conséquences fiscales qui s'appliquent à eux.

Exercice du privilège de conversion

Le porteur d'une débenture qui convertit celle-ci en parts de fiducie aux termes du privilège de conversion sera considéré comme ayant disposé de cette débenture contre un produit de disposition égal au total de la juste valeur marchande des parts de fiducie ainsi acquises au moment de la conversion et de la somme en espèces reçue au lieu de fractions de parts de fiducie (sauf les parts de fiducie émises et les espèces reçues à l'égard de l'intérêt). Le porteur réalisera un gain en capital ou subira une perte en capital calculé selon la méthode décrite ci-après à la rubrique « Autres dispositions de débentures ».

Le coût, pour le porteur, des parts de fiducie ainsi acquises correspondra à la juste valeur marchande de celles-ci au moment de la conversion, et il faut faire la moyenne de ce coût et du prix de base rajusté de toutes les autres parts de fiducie détenues à titre d'immobilisations par le porteur aux fins du calcul du prix de base rajusté de ces parts de fiducie pour celui-ci.

Rachat ou remboursement de débentures

Si la Fiducie rachète une débenture avant l'échéance ou rembourse une débenture à l'échéance et que le porteur n'exerce pas le privilège de conversion avant ce rachat ou ce remboursement, celui-ci sera considéré comme ayant disposé de la débenture en contrepartie d'un produit de disposition égal à la somme qu'il a reçue (sauf la somme reçue à titre d'intérêt non versé ou à la place de celui-ci) au moment de ce rachat ou de ce remboursement. Si le porteur reçoit des parts de fiducie au moment du rachat ou du remboursement, il sera considéré comme ayant touché un produit de disposition égal à la juste valeur marchande des parts de fiducie ainsi reçues et le montant des espèces touchées au lieu de fractions de parts de fiducie. Le porteur pourrait réaliser un gain en capital ou subir une perte en capital calculé selon la méthode décrite ci-dessous à la rubrique « Autres dispositions de débentures ». Le coût, pour le porteur, des parts de fiducie ainsi reçues correspondra également à la juste valeur marchande de celles-ci au moment de la conversion, et il faut faire la moyenne de ce coût et du prix de base rajusté de toutes les autres parts de fiducie détenues à titre d'immobilisations par le porteur aux fins du calcul du prix de base rajusté de ces parts de fiducie.

Autres dispositions de débentures

En règle générale, le porteur d'une débenture qui dispose ou est réputé disposer de celle-ci réalise un gain en capital (ou subit une perte en capital) dans la mesure où le produit de disposition (rajusté de la manière décrite ci-dessous, relativement à l'intérêt couru) est supérieur (ou inférieur) au total du prix de base rajusté de la débenture pour le porteur et des frais de disposition raisonnables. Ces gains en capital ou ces pertes en capital seront traités, aux fins de l'impôt, de la même manière que les gains et les pertes en capital découlant d'une disposition de parts de fiducie; ce traitement est décrit ci-dessous à la rubrique « Porteurs de titres résidents du Canada – Parts de fiducie ».

Au moment de cette disposition réelle ou réputée d'une débenture, le porteur ne doit pas, de manière générale, tenir compte de l'intérêt couru sur celle-ci jusqu'à la date de disposition aux fins du calcul du produit de disposition de la débenture pour lui.

Parts de fiducie

Le porteur de parts sera généralement tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie pour une année d'imposition, y compris les dividendes imposables et les gains en capital imposables réalisés nets, qui lui a été versée ou qui doit l'être au cours de l'année en question, que cette somme lui soit payable au moyen de l'émission de parts de fiducie supplémentaires ou non. Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu provenant de biens et non comme un revenu relatif à des ressources (ou des « **bénéfices relatifs à des ressources** ») aux fins de la Loi de l'impôt. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées au porteur de parts de fiducie ni être considérées comme des pertes subies par ce dernier.

À la condition que la Fiducie fasse les attributions appropriées, la partie de ses gains en capital imposables nets et des dividendes imposables qui a été versée à un porteur de parts ou qui doit l'être conservera son caractère à ce titre entre les mains du porteur de parts aux fins de la Loi de l'impôt.

La partie non imposable des gains en capital réalisés nets de la Fiducie qui a été versée à un porteur de parts au cours d'une année ou qui doit l'être ne sera pas incluse dans le calcul du revenu de celui-ci pour l'année en question. Toute autre somme en sus du bénéfice net de la Fiducie qui a été versée par celle-ci à un porteur de parts au cours d'une année ou qui doit l'être ne doit pas, de manière générale, être incluse dans le revenu du porteur de parts pour l'année en question. Toutefois, lorsqu'une telle somme devient payable à un porteur de parts, sauf à titre de produit de disposition de parts de fiducie ou de fractions de celles-ci, le prix de base rajusté des parts de fiducie détenues par ce porteur est généralement réduit de cette somme. Dans la mesure où le prix de base rajusté d'une part de fiducie, pour son porteur, est inférieur à zéro à la fin d'une année d'imposition, ce nombre négatif est réputé constituer un gain en capital du porteur de parts découlant de la disposition de cette part de fiducie au cours de l'année en question.

Au moment de la disposition réelle ou réputée d'une part de fiducie par un porteur de parts, que ce soit au moyen d'un rachat ou autrement, le porteur de part réalisera généralement un gain en capital (ou subira une perte en capital) dans la mesure où le produit de disposition (à l'exclusion de la somme qui doit être incluse dans le revenu du porteur de parts de la manière décrite ci-dessus) est supérieur (ou inférieur) au total du prix de base rajusté de la part de fiducie pour le porteur de parts et des frais de disposition raisonnables. Si des parts de fiducie sont rachetées et que des billets de rachat (au sens de la notice annuelle) sont émis au porteur de parts, le produit de disposition comprendra la juste valeur marchande des billets de rachat. Si des parts de fiducie sont rachetées et que des billets (au sens de la notice annuelle) sont distribués au porteur de parts en règlement du prix de rachat, le

produit de disposition des parts de fiducie, pour le porteur de parts, sera généralement égal à la juste valeur marchande des billets ainsi distribués pour la Fiducie. En général, la moitié d'un gain en capital (un « **gain en capital imposable** ») réalisé par un porteur de parts au cours d'une année d'imposition doit être incluse dans le revenu de celui-ci pour l'année et la moitié d'une perte en capital (une « **perte en capital déductible** ») subie par un porteur de parts au cours d'une année d'imposition doit être déduite des gains en capital imposables réalisés par celui-ci au cours de l'année en question. L'excédent des pertes en capital déductibles subies au cours d'une année d'imposition sur les gains en capital imposables réalisés au cours de l'année en question peut généralement être reporté rétrospectivement et déduit des gains en capital imposables nets réalisés au cours de l'une ou l'autre des trois années d'imposition précédentes ou reporté prospectivement et déduit des gains en capital imposables nets réalisés au cours de l'une ou l'autre des années d'imposition ultérieures, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Une perte en capital subie au moment de la disposition d'une part de fiducie sera généralement réduite du montant des dividendes non imposables reçus par la Fiducie et payables au porteur de parts et, si celui-ci est une société par actions, du montant des dividendes imposables qui sont reçus par la Fiducie, payables à ce porteur de parts et déductibles par la société par actions aux fins du calcul de son revenu imposable. Des règles similaires s'appliquent au porteur de parts qui est une société de personnes ou une fiducie.

Le coût, pour le porteur de parts, des parts de fiducie acquises au moment de la conversion d'une débenture correspondra à la juste valeur marchande des parts de fiducie à ce moment-là (y compris les parts de fiducie émises à l'égard de l'intérêt couru et impayé) plus le montant des autres frais raisonnables engagés dans le cadre de cette acquisition. Il faut faire la moyenne de ce coût et du prix de base rajusté de toutes les autres parts de fiducie alors détenues à titre d'immobilisations par le porteur de parts aux fins du calcul du prix de base rajusté de chacune de ces parts de fiducie pour le porteur.

Les gains en capital imposables réalisés par un porteur de parts qui est un particulier pourraient donner lieu à un « impôt minimum de remplacement » selon la situation propre à celui-ci. Le porteur de parts qui, pendant une année d'imposition pertinente, est une « société privée sous contrôle canadien », au sens de la Loi de l'impôt, pourrait devoir payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables.

Le prix de base rajusté d'un billet ou d'un billet de rachat distribué ou émis à un porteur de parts par la Fiducie au moment d'un rachat de parts de fiducie correspondra à la juste valeur marchande du billet ou du billet de rachat au moment de la distribution ou de l'émission, selon le cas, déduction faite de l'intérêt couru sur celui-ci. Un tel porteur de parts sera tenu d'inclure dans son revenu l'intérêt versé sur le billet ou le billet de rachat (y compris l'intérêt qui lui revient jusqu'à la date à laquelle il a acquis le billet) conformément aux dispositions de la Loi de l'impôt. Si un porteur de parts est tenu d'inclure dans son revenu l'intérêt couru qui lui revient jusqu'à la date à laquelle il a acquis le billet, il lui sera peut-être possible de se prévaloir d'une déduction compensatoire.

Porteurs de titres non-résidents du Canada

La présente partie du sommaire s'applique au porteur de titres qui, aux fins de la Loi de l'impôt et à tous les moments pertinents, n'est pas un résident du Canada ou réputé l'être, n'utilise ni ne détient, et n'est pas réputé utiliser ou détenir, des titres dans le cadre de l'exploitation d'une entreprise au Canada et n'est pas un assureur qui exploite ou qui est réputé exploiter une entreprise d'assurance au Canada ou ailleurs (un « **non-résident** »).

Débentures

L'intérêt versé ou crédité, ou réputé versé ou crédité (y compris les primes payables au moment des remboursements et l'intérêt couru à l'égard des ventes ou des transferts décrits ci-dessous), à un porteur non-résident de débentures, de billets ou de billets de rachat sera généralement assujetti à la retenue d'impôt canadien au taux de 25 %, à moins que ce taux ne soit réduit conformément à un traité fiscal applicable. Le taux de la retenue est réduit à 10 % si l'intérêt est versé ou crédité, ou réputé versé ou crédité, à des porteurs non-résidents de débentures, de billets ou de billets de rachat qui sont des résidents américains aux fins de la *Convention Canada-États-Unis en matière d'impôts (1980)* (la « **convention fiscale avec les États-Unis** »). L'intérêt couru ou impayé qui découle d'un transfert ou d'une vente de débentures effectué par un porteur non-résident sera considéré, dans certaines circonstances, comme de l'intérêt reçu par ce porteur et sera assujetti à la retenue d'impôt canadien, comme il est décrit dans les présentes et le vendeur ou le cessionnaire sera tenu de retenir et de remettre cet impôt de la manière prescrite par la Loi de l'impôt.

L'intérêt versé ou crédité, ou réputé versé ou crédité, à un non-résident sur un billet ou un billet de rachat sera généralement assujetti à la retenue d'impôt canadien de 25 %, à moins que ce taux ne soit réduit en vertu des dispositions d'une convention fiscale applicable. Le taux de la retenue est généralement réduit à 10 % si cet intérêt est versé ou crédité, ou réputé être versé ou crédité, à des non-résidents qui sont des résidents des États-Unis aux fins de la *Convention Canada-États-Unis en matière d'impôts (1980)*.

Si un porteur non-résident dispose d'une débenture, il ne sera généralement pas tenu de payer de l'impôt en vertu de la Loi de l'impôt pour les mêmes raisons que celles dont il est question ci-après si les parts de fiducie que détient un porteur en particulier (y compris celles acquises au moment d'une conversion ou d'un remboursement de débentures) ne constituent pas des « biens canadiens imposables » comme il est décrit à la rubrique « Porteurs de titres non-résidents du Canada – Parts de fiducie », sauf si la disposition est en faveur d'un résident du Canada et qu'une partie du produit est réputée être de l'intérêt. Cet intérêt est généralement assujetti à une retenue d'impôt canadien, comme il est décrit ci-dessous.

Le calcul du montant d'intérêt qui est réputé avoir été versé au moment d'un transfert de débentures est complexe et, dans certaines circonstances, obscur. Les vendeurs ou les cédants de débentures devraient consulter leurs fiscalistes pour savoir si l'obligation de retenue s'applique à eux.

Parts de fiducie

Si la Fiducie verse ou crédite, ou est réputée verser ou créditer, une somme à un porteur de parts non-résident sur son revenu, la somme en question sera assujettie à la retenue d'impôt canadien de 25 %, à moins que ce taux ne soit réduit conformément à une convention fiscale applicable. Le taux de la retenue est réduit à 15 % si ces distributions sont versées ou créditées, ou réputées versées ou créditées, à des porteurs de parts non-résidents qui sont des résidents américains aux fins de la convention fiscale avec les États-Unis.

Un gain en capital réalisé par un porteur de parts non-résident au moment de la disposition réelle ou réputée d'une part de fiducie ne sera pas assujetti à l'impôt en vertu de la Loi de l'impôt, à la condition que la part de fiducie ne constitue pas un « bien canadien imposable » pour ce porteur. Les parts de fiducie d'un porteur de parts non-résident ne constituent généralement pas des « biens canadiens imposables » en vertu de la Loi de l'impôt, sauf si a) à quelque moment que ce soit pendant la période de 60 mois précédant immédiatement la disposition des parts de fiducie, au moins 25 % des parts de fiducie émises, ou des droits d'acquisition d'au moins 25 % des parts de fiducie émises (y compris les droits découlant des débentures), appartenaient au porteur en question, à des personnes avec lesquelles il avait un lien de dépendance ou à une combinaison de ces personnes ou b) les parts de fiducie du porteur de parts non-résident sont par ailleurs réputées être des biens canadiens imposables. Le porteur de parts non-résident calcule généralement le prix de base rajusté de ces parts de fiducie selon les mêmes règles que celles qui s'appliquent aux résidents canadiens.

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, cela pourrait avoir des conséquences fiscales défavorables pour les porteurs de parts non-résidents qui acquièrent une participation dans celle-ci.

Régime fiscal de la Fiducie

Selon les déclarations faites aux conseillers juridiques par la Société, la Fiducie est actuellement admissible à titre de « fiducie d'investissement à participation unitaire » et de « fiducie de fonds commun de placement » au sens de la Loi de l'impôt et le sera à la date de clôture du présent placement et le présent sommaire présume qu'elle demeurera admissible à ces titres pendant toute son existence. Pour que la Fiducie soit admissible à titre de fiducie de fonds commun de placement en vertu de la Loi de l'impôt, elle doit généralement remplir certaines conditions factuelles durant toute son existence. Premièrement, elle ne doit pas avoir été établie ni être maintenue à quelque moment que ce soit principalement au profit de personnes qui sont des non-résidents du Canada aux fins de la Loi de l'impôt. Deuxièmement, elle doit compter au moins 150 porteurs de parts détenant chacun une « tranche » de parts de fiducie et étant chacun propriétaire de parts de fiducie ayant une juste valeur marchande globale d'au moins 500 $. Dans ce cas-ci, une « tranche » de parts de fiducie désigne généralement 100 parts de fiducie si la juste valeur marchande d'une part de fiducie est inférieure à 25 $. Troisièmement, la Fiducie est tenue de limiter ses activités au placement de ses fonds dans des biens (autre que des biens immeubles ou des intérêts dans des biens immeubles) et à l'acquisition, à la détention, à l'entretien, à l'amélioration, à la location et à la gestion de biens immeubles (ou d'intérêts dans des biens immeubles) qui sont des immobilisations pour la Fiducie.

Si la Fiducie n'était plus admissible à titre de fiducie de fonds commun de placement, les considérations fiscales applicables à la Fiducie et aux porteurs de titres seraient considérablement différentes, à certains égards, de celles décrites dans le présent sommaire.

Imposition de la Fiducie

La Fiducie est assujettie à l'impôt au cours de chaque année d'imposition sur son revenu annuel, y compris les gains en capital imposables réalisés nets, déduction faite de la partie de ceux-ci qui est versée ou qui doit l'être au cours de l'année aux porteurs de parts et qui est déduite par la Fiducie aux fins du calcul de son revenu aux fins de la Loi de l'impôt. Une somme sera considérée comme payable à un porteur de parts au cours d'une année d'imposition uniquement si elle lui est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit, au cours de l'année en question, d'exiger le paiement de cette somme. L'année d'imposition de la Fiducie correspond à l'année civile.

La Fiducie est tenue d'inclure dans son revenu de chaque année d'imposition toutes les sommes qu'elle doit toucher au cours de l'année relativement aux redevances qu'elle détient, y compris la PBN. La Fiducie est également tenue d'inclure dans son revenu la totalité de l'intérêt qui lui revient, y compris l'intérêt sur les billets, jusqu'à la fin de l'année, ou qu'elle peut recevoir ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où cet intérêt a été inclus dans le calcul de son revenu d'une année d'imposition antérieure. À la condition que la Fiducie fasse les attributions appropriées, tous les dividendes qu'elle aurait dû inclure par ailleurs dans son revenu à titre de dividendes reçus à l'égard des actions dont elle est propriétaire seront réputés avoir été reçus par les porteurs de parts et non par la Fiducie.

La Fiducie a le droit de se prévaloir de déductions annuelles relativement aux frais administratifs raisonnables qu'elle a engagés dans le cadre de son exploitation courante. La Fiducie a le droit de déduire une partie des frais qu'elle a engagés dans le cadre de l'émission de titres. Le montant de ces frais d'émission déductibles par la Fiducie au cours d'une année d'imposition correspond à 20 % de ces frais, calculés proportionnellement pour les années d'imposition abrégées, dans la mesure où la Fiducie ne les a pas déduits aux fins du calcul de son revenu d'une année d'imposition antérieure. De manière générale, la Fiducie sera en mesure de déduire l'intérêt qui a été versé ou qui est payable sur les débentures. L'intérêt sur les billets de rachat pourrait ne pas être déductible par la Fiducie. La Fiducie peut également déduire, aux fins du calcul de son revenu de toutes provenances d'une année d'imposition, une somme ne dépassant pas 10 %, de façon dégressive, de son compte de frais à l'égard de biens canadiens relatifs au pétrole et au gaz (les « **FBCPG** ») cumulatifs à la fin de l'année en question, calculés proportionnellement pour les années d'imposition abrégées. Les conseillers juridiques ont été informés que le coût de la PBN avait été ajouté au compte de FBCPG cumulatifs de la Fiducie. À la condition que la PBN constitue un « avoir minier canadien », si, par suite de la vente d'une propriété par une filiale en exploitation et de l'extinction de la PBN connexe, la Fiducie peut toucher un produit de disposition au cours d'une année d'imposition, le montant de ce produit (le « **produit de disposition de la redevance** ») devra être déduit du solde du compte de FBCPG cumulatifs de la Fiducie calculé par ailleurs. Si la totalité ou une partie du produit de disposition de la redevance pouvant être touché au cours d'une année d'imposition est utilisée au cours de l'année en question par la Fiducie dans le but d'acquérir des droits de redevance pétroliers et gaziers supplémentaires visant un ou plusieurs « avoirs miniers canadiens », au sens de la Loi de l'impôt, la somme ainsi utilisée sera ajoutée, au cours de l'année en question, à son compte de FBCPG cumulatifs. Si, compte tenu de tous les ajouts et de toutes les déductions effectués au cours d'une année d'imposition, le solde du compte de FBCPG cumulatifs de la Fiducie est négatif à la fin de cette année d'imposition, ce solde sera inclus dans le revenu de la Fiducie pour cette année. Des modifications récentes à la Loi de l'impôt précisent que la PBN ne constituera un « avoir minier canadien » que si, en général, 90 % et plus du revenu qui en découle provient de la production.

Sous réserve des remarques ci-dessous, la Fiducie peut déduire du calcul de son revenu d'une année une « déduction relative aux ressources » calculée par rapport à son « bénéfice modifié relatif à des ressources » calculé conformément au règlement et une partie des droits destinés à la Couronne qu'elle a payés ou remboursés. En général, le bénéfice modifié relatif à des ressources de la Fiducie correspond au revenu qu'elle tire des redevances, déduction faite des sommes déduites du calcul de son revenu autres que les déductions relatives à ses FBCPG cumulatifs, les intérêts débiteurs et toute somme déduite dans le cadre des distributions versées aux porteurs de parts. Selon des modifications récentes apportées à la Loi de l'impôt, la déduction relative aux ressources sera éliminée graduellement et la déductibilité des droits destinés à la Couronne sera mise en vigueur graduellement à compter de 2003. Après 2006, la déduction relative aux ressources sera éliminée et les droits destinés à la Couronne pourront être déduits entièrement.

Aux termes de l'acte de fiducie, une somme correspondant à la totalité du revenu de redevance, d'intérêt et de dividendes de la Fiducie pour chaque année, ainsi que les parties imposable et non imposable des gains en capital réalisés par la Fiducie au cours de l'année en question (déduction faite des frais de la Fiducie, y compris l'intérêt sur les débentures et les sommes, s'il y a lieu,

qui doivent être conservées dans le but de payer l'impôt de la Fiducie), seront payables aux porteurs de parts. Le produit de disposition de la redevance sera également payable aux porteurs de parts dans la mesure où il crée un solde négatif du compte de FBCPG cumulatifs de la Fiducie au 31 décembre de l'année en question. Sous réserve des exceptions décrites ci-après, toutes les sommes payables aux porteurs de parts seront versées au moyen de distributions en espèces.

Conformément à l'acte de fiducie, la Fiducie peut affecter le revenu qu'elle touche au financement des rachats contre espèces de parts de fiducie. En outre, il est possible que le revenu touché par la Fiducie soit affecté au remboursement du capital des dettes impayées (y compris les débentures et les billets de rachat). Par conséquent, le revenu ainsi utilisé ne sera pas payable aux porteurs des parts de fiducie au moyen de distributions en espèces, mais il pourrait plutôt l'être sous forme de parts de fiducie supplémentaires pour que la Fiducie ne paie pas d'impôt à son égard.

Aux fins de la Loi de l'impôt, les conseillers juridiques ont été informés que la Fiducie entend déduire, aux fins du calcul de son revenu, le montant intégral qu'elle peut déduire au cours de chaque année dans la mesure de son revenu de l'année calculé par ailleurs. En conséquence, il est prévu que la Fiducie n'aura pas beaucoup d'impôt à payer en vertu de la Loi de l'impôt.

ADMISSIBILITÉ À DES FINS DE PLACEMENT

De l'avis des conseillers juridiques, d'après les déclarations de la Société et de la Fiducie relativement à certaines questions de fait, et compte tenu des réserves et des hypothèses dont il est question à la rubrique « Considérations fiscales fédérales canadiennes », à la date de clôture, les débentures et les parts de fiducie pouvant être émises au moment de la conversion ou du remboursement ou à l'échéance des débentures constitueront des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite (« **REER** »), des fonds enregistrés de revenu de retraite (« **FERR** »), des régimes de participation différée aux bénéfices (sauf, en ce qui a trait aux débentures, une fiducie régie par un régime de participation différée aux bénéfices auquel la Fiducie ou une société par actions avec laquelle la Fiducie a un lien de dépendance au sens de la Loi de l'impôt cotise) ou des régimes enregistrés d'épargne-études (« **REEE** ») en vertu de la Loi de l'impôt en vigueur à la date des présentes. La Société a avisé les conseillers juridiques que le coût indiqué des biens étrangers de la Fiducie, s'il y a lieu, a toujours été et sera inférieur à 30 % du coût indiqué de tous les biens de la Fiducie et que, par conséquent, à la date de clôture, les débentures et les parts de fiducie ne constitueront pas des biens étrangers pour ces régimes.

FACTEURS DE RISQUE

Un placement dans les parts de fiducie est assujetti à certains risques. Les épargnants devraient examiner attentivement les risques décrits à la rubrique « Facteurs de risque » de la notice annuelle en plus des facteurs de risque présentés ci-après.

Marché pour les débentures

Il n'y a actuellement aucun marché où les débentures peuvent être vendues. Il n'est pas certain qu'un marché actif se matérialisera à l'égard des débentures après le présent placement ni, le cas échéant, qu'il se maintiendra au prix d'émission du présent placement.

Dettes de rang supérieur

Le remboursement du capital des débentures et le versement de la prime, s'il y a lieu, et de l'intérêt sur celles-ci seront subordonnés, en droit de paiement, au remboursement intégral préalable de la dette de premier rang et de la dette envers les fournisseurs de la Fiducie. Ils seront en outre effectivement subordonnés aux droits des créanciers des filiales de la Fiducie, sauf dans la mesure où cette dernière est un créancier de ces filiales ayant un rang au moins égal à celui de ces autres créanciers.

Absence de protection dans l'acte de fiducie

L'acte de fiducie ne restreindra pas la capacité de la Fiducie de contracter d'autres dettes (y compris la dette de premier rang) ou de verser des distributions. L'acte de fiducie ne contient aucune disposition expressément destinée à protéger les porteurs des débentures en cas d'opérations par emprunt futures auxquelles la Fiducie pourrait participer.

Modifications des normes comptables applicables aux débentures et aux billets de financement provisoire par capitaux propres

Le 3 novembre 2003, le Conseil des normes comptables de l'Institut Canadien des Comptables Agréés a approuvé une modification des normes comptables applicables aux instruments tels que les débentures et les billets de financement provisoire par capitaux propres. Les nouvelles normes exigent que les sommes impayées aux termes des débentures et des billets de financement provisoire par capitaux propres soient classés dans le passif et que les intérêts débiteurs connexes soient pris en compte à ce titre dans le calcul du bénéfice net. Les nouvelles normes s'appliquent aux périodes commençant à compter du 1er novembre 2004.

Volatilité du prix des marchandises et du cours du change

Les résultats d'exploitation et la situation financière de la Fiducie et, par conséquent, la PBN et les redevances directes, seront tributaires du prix touché à l'égard de la production de pétrole, de gaz naturel et de liquides de gaz naturel. Le prix du pétrole, du gaz naturel et des liquides de gaz naturel a fluctué grandement au cours des dernières années et est déterminé par les facteurs de l'offre et de la demande, y compris les conditions climatiques et la conjoncture économique générale ainsi que par la situation dans d'autres régions productrices de pétrole, facteurs qui sont indépendants de la volonté de la Société ou de la Fiducie. Le prix du pétrole tiré de la production au Canada tient également compte de la fluctuation du cours du change entre le dollar canadien et le dollar américain. Tout déclin du prix du pétrole et du gaz naturel ou toute augmentation des écarts pourrait avoir une incidence défavorable sur l'exploitation et la situation financière de la Fiducie ainsi que sur le montant des fonds dont elle dispose aux fins de la mise en valeur de ses réserves de pétrole et de gaz naturel. La Société pourrait gérer le risque lié à la fluctuation du prix des marchandises et du cours du change en concluant des contrats de couverture des prix du pétrole brut et du gaz naturel et des contrats de change ou en faisant en sorte que la Fiducie en fasse autant. Dans la mesure où la Société ou la Fiducie concluent des opérations de gestion du risque lié au prix des marchandises et au cours du change, elles seront assujetties au risque lié à la solvabilité des contreparties. En outre, les contrats de couverture du prix des marchandises peuvent nécessiter le paiement de marges, ce qui pourrait compromettre la capacité de la Fiducie d'effectuer des distributions aux porteurs de parts. La Société doit également respecter certains engagements continus en matière de couverture aux termes de sa facilité de crédit. Une augmentation marquée du prix des marchandises pourrait réduire les espèces distribuables.

Modification des normes de présentation des réserves

La Fiducie sera assujettie à la norme canadienne 51-101 des autorités en valeurs mobilières canadiennes, qui a été mise en œuvre en septembre 2003. Cette norme exige que les documents d'information déposés se conforment aux nouvelles exigences en 2004 et donnent l'information à la fin de l'exercice qui se termine le 31 décembre 2003 ou englobe cette date, prévoit des normes relatives à la préparation et à la divulgation des estimations de réserves pétrolières et gazières et des estimations connexes, exige que certaines de ces estimations et d'autres renseignements relatifs aux activités pétrolières et gazières soient publiés et déposés chaque année et définit les responsabilités des administrateurs des sociétés par actions. Plus particulièrement, les définitions des réserves prouvées et des réserves probables ont été modifiées et prévoient des degrés de certitude quantifiés et les réserves probables seront réduites pour tenir compte du risque. En outre, les évaluateurs sont désormais tenus de respecter les exigences de la norme canadienne 51-101. Par conséquent, il n'est aucunement assuré que la quantité des réserves de la Fiducie et les rentrées de fonds nettes futures estimatives provenant de celles-ci ne seront pas réduites.

Droit des non-résidents d'être propriétaire de parts de fiducie

Pour que la Fiducie puisse demeurer une fiducie de fonds commun de placement en vertu de la Loi de l'impôt, elle ne doit pas avoir été établie ni être maintenue principalement au profit de non-résidents du Canada (les « **non-résidents** ») au sens de la Loi de l'impôt. L'acte de fiducie prévoit que si, à quelque moment que ce soit, la Fiducie apprend que les propriétaires véritables de 49 % et plus des parts de fiducie alors en circulation sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, la Fiducie, par elle-même ou par l'entremise de la Société, devra prendre toutes les mesures nécessaires pour mettre à effet l'intention énoncée ci-dessus. Voir la rubrique « Facteurs de risque – Modification du régime fiscal de la Fiducie » dans la notice annuelle.

Comptabilisation des dévaluations conformément aux PCGR

Conformément aux principes comptables généralement reconnus (les « **PCGR** ») canadiens, la direction doit appliquer certaines conventions comptables et faire certaines estimations et hypothèses qui ont une incidence sur les sommes déclarées dans les états

financiers consolidés de la Fiducie. Ces conventions comptables pourraient entraîner des imputations hors-caisse au bénéfice net et des dévaluations de l'actif net dans les états financiers. Ces imputations hors-caisse et ces dévaluations pourraient être mal perçues par le marché, limitant ainsi le pouvoir d'emprunt de la Fiducie ou entraînant ainsi une baisse du prix des parts de fiducie.

Aux termes des PCGR, les montants nets auxquels sont comptabilisés les frais pétroliers et gaziers, par propriété ou par projet, sont assujettis au critère du recouvrement des coûts, qui est fondé en partie sur les rentrées de fonds nettes futures estimatives provenant des réserves. Si les coûts capitalisés nets excèdent les sommes récupérables estimatives, la Société devra imputer l'excédent au bénéfice. La baisse de la valeur nette des propriétés pétrolifères et gazéifères pourrait faire en sorte que les coûts capitalisés excèdent le plafond de coûts et qu'une charge soit imputée au bénéfice.

INTÉRÊTS DES EXPERTS

Certaines questions d'ordre juridique ayant trait à l'émission des parts de fiducie qui font l'objet du présent prospectus seront examinées par Burnet, Duckworth & Palmer LLP, de Calgary, pour le compte de la Fiducie, et par Blake, Cassels & Graydon s.r.l., de Calgary, pour le compte des preneurs fermes. En date des présentes, les associés et les avocats salariés de Burnet, Duckworth & Palmer LLP, collectivement sont propriétaires de moins de 2 % des parts de fiducie en circulation et les associés et les avocats salariés de Blake, Cassels & Graydon s.r.l., collectivement, sont propriétaires de moins de 1 % des parts de fiducie en circulation.

Les estimations des réserves qui figurent dans la notice annuelle et sont intégrées par renvoi au présent prospectus sont fondées sur les rapports dressés par McDaniel & Associates Consultants Ltd., à titre de consultants indépendants, en date du 1er janvier 2003. En date des présentes, les associés de McDaniel & Associates Consultants Ltd. sont collectivement propriétaires, directement ou indirectement, de moins de 1 % des parts de fiducie en circulation.

VÉRIFICATEURS, AGENT CHARGÉ DE LA TENUE DES REGISTRES ET AGENT DES TRANSFERTS

Les vérificateurs de la Fiducie sont KPMG s.r.l., comptables agréés, 205, 5th Avenue S.W., bureau 1200, Calgary (Alberta) T2P 4B9.

Valiant Trust Company, à ses bureaux principaux de Calgary et de Toronto, est l'agent chargé de la tenue des registres et agent des transferts à l'égard des parts de fiducie.

CONSENTEMENT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

Nous avons lu le prospectus simplifié daté du • janvier 2004 relatif au placement de 50 000 débentures subordonnées convertibles non garanties, 9 %, de Harvest Energy Trust (la « Fiducie »). Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à l'utilisation par voie d'intégration par renvoi dans le prospectus simplifié susmentionné de notre rapport daté du 21 mars 2003 au fiduciaire de la Fiducie et aux administrateurs de Harvest Operations Corp. (la « **Société** ») portant sur les états financiers consolidés vérifiés de la Fiducie pour la période allant du 10 juillet 2002, date de la formation, au 31 décembre 2002, de notre rapport daté du 18 septembre 2002 au conseil d'administration de la Société portant sur le tableau des produits et des charges vérifié des propriétés acquises auprès de Devon Canada Corporation pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001, de notre rapport daté du 18 septembre 2002 aux administrateurs de la Société portant sur le tableau des produits et des charges vérifié des propriétés acquises auprès d'Anadarko Canada Corporation pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001, de notre rapport daté du 3 octobre 2003 aux administrateurs de la Société portant sur le tableau des produits et des charges vérifié des propriétés Carlyle pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002, et de notre rapport sur la compilation daté du 21 novembre 2003 au fiduciaire de la Fiducie et aux administrateurs de la Société portant sur les états financiers pro forma de la Fiducie au 30 septembre 2003 et pour la période de neuf mois arrêtée à cette date et pour l'exercice terminé au 31 décembre 2002.

Calgary, Canada
Le • janvier 2004

Comptables agréés

DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus ou des modifications contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus ou des modifications. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

ATTESTATION DE LA FIDUCIE ET DES PROMOTEURS

Le 14 janvier 2004

Le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour **HARVEST ENERGY TRUST,**
Harvest Operations Corp.,

(signé) Jacob Roorda
Président et à titre de chef de la direction

(signé) David M. Fisher
Vice-président, Finances et à titre de chef des finances

Au nom du conseil d'administration,

(signé) M. Bruce Chernoff
Administrateur

(signé) John A. Brussa
Administrateur

Pour les **PROMOTEURS,**

(signé) M. Bruce Chernoff

(signé) Kevin A. Bennett

ATTESTATION DES PRENEURS FERMES

Le 14 janvier 2004

À notre connaissance, le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour FINANCIÈRE BANQUE NATIONALE INC.,

(signé) L. Trevor Anderson

Pour MARCHÉS MONDIAUX CIBC INC.,

(signé) T. Timothy Kitchen

Pour FIRSTENERGY CAPITAL CORP.,

(signé) Nicholas J. Johnson

Pour HAYWOOD SECURITIES INC.,

(signé) David G. McGorman

Pour VALEURS MOBILIÈRES TD INC.,

(signé) Alec W. G. Clark

Pour LA CORPORATION CANACCORD CAPITAL,

(signé) Karl B. Staddon

114

A copy of this preliminary short form prospectus has been filed with the securities regul... of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information co... n prospectus may not be complete and may have to be amended. The securities may not be sold until ... ned from the securities regulatory authorities.

This short form prospectus cons... be lawfully offered for sale and therein only by persons permitt... about these securities and it is an offence to claim otherwise. ... ities Act of 1933, as amended (the "1933 Act") or any state sec... ...ent, these securities may not be offered or sold within the Unitec... ...ner the 1933 Act) except in transactions exempt from the registration requ... This short form prospectus does not constitute an offer to sell or a solicitation of an c... States. See "Plan of Distribution".

Information has been incorporated b... form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents ... herein by reference may be obtained on request without charge from the Corporate Secretary of Harvest Operations Corp. at 1900, 350 – 5th Avenue S.W., Calgary, Alberta, T2P 0L4 (toll free number 1-866-666-1178). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Harvest Operations Corp. at the above-mentioned address and telephone number.

PRELIMINARY SHORT FORM PROSPECTUS DATED JANUARY 14, 2004

NEW ISSUE **•, 2004**


Harvest Energy Trust

$50,000,000
9% Convertible Unsecured Subordinated Debentures

This short form prospectus qualifies the distribution of 50,000 9% convertible unsecured subordinated debentures due May 31, 2009 (the "**Debentures**") of Harvest Energy Trust (the "**Trust**") at a price of $1,000 per Debenture (the "**Offering**"). The Debentures bear interest at an annual rate of 9% payable semi-annually on May 31 and November 30 in each year commencing May 31, 2004. The Debentures are redeemable by the Trust at a price of $1,050 per Debenture after May 31, 2007 and on or before May 31, 2008 and at a price of $1,025 per Debenture after May 31, 2008 and before maturity on May 31, 2009, in each case, plus accrued and unpaid interest thereon, if any. See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into trust units of the Trust ("**Trust Units**") at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the 5 Business Days preceding and including May 31 and November 30 in each year, commencing May 31, 2004, as the registers of the Debenture Trustee (as hereinafter defined) will be closed during such periods.

The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "HTE.UN". There is currently no market through which the Debentures may be sold. The Trust has applied to list the Debentures distributed under this short form prospectus and the Trust Units issuable on the conversion, redemption or maturity of the Debentures on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. On January 13, 2004, the closing price of the Trust Units on the TSX was $13.63.

The offering price of the Debentures was determined by negotiations between Harvest Operations Corp. (the "**Corporation**"), on behalf of the Trust, and National Bank Financial Inc., on behalf of itself and on behalf of CIBC World Markets Inc., FirstEnergy Capital Corp., Haywood Securities Inc., TD Securities Inc. and Canaccord Capital Corporation (collectively, the "**Underwriters**").

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust
Per Debenture	$1,000	$40	$960
Total(1)	$50,000,000	$2,000,000	$48,000,000

Notes:

(1) Before deducting expenses of this offering, estimated to be $200,000, which will be paid from the general funds of the Trust.

(2) *The Trust has granted to the Underwriters an option (the "**Underwriters' Option**") to purchase up to an additional 10,000 Debentures on* the same terms as set forth above exercisable at any time until 48 hours prior to the closing of the Offering, which additional Debentures are qualified for distribution under this prospectus. If the Underwriters' Option is exercised in full, the total offering, the Underwriters' Fee and the Net Proceeds to the Trust before deducting expenses of this offering will be $60,000,000, $2,400,000 and $57,600,000, respectively. This short form prospectus qualifies the grant of the Underwriters' Option and the issuance of the Debentures upon the exercise of the Underwriters' Option.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Corporation and to which the Corporation is indebted. Consequently, the Trust may be considered to be a connected issuer of this Underwriter for the purposes of securities regulations in certain provinces. The net proceeds of this offering will be used to repay a portion of the indebtedness of the Corporation to such bank. See "Relationship Between the Corporation's Lenders and the Underwriters".

The Underwriters, as principals, conditionally offer the Debentures for sale, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. See "Plan of Distribution".

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of this Offering will be held on or about January 29, 2004 or such other date as the Trust and the Underwriters may agree upon. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Purchasers of the Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Subject to applicable laws, the Underwriters may, in connection with this Offering, effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

SUMMARY

This summary is qualified by the detailed information and financial statements appearing elsewhere in this short form prospectus or incorporated by reference herein. Reference is made to the Glossary of Terms and the body of this short form prospectus for the definitions of certain terms with initial capital letters used in this short form prospectus and in this summary.

Harvest Energy Trust

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Trust Indenture. The Trust is a publicly traded oil and natural gas energy trust engaged, through its wholly-owned subsidiaries, in the exploration for, and the acquisition, development and production of oil and natural gas reserves. Although the Trust receives income from the NPI from each of the Corporation and HST, all oil and natural gas operations are conducted through the Corporation, and the Trust is managed solely by the Corporation pursuant to the Trust Indenture and the Administration Agreement.

The Offering

Issuer: Harvest Energy Trust

Offering: 9% convertible unsecured subordinated debentures, due May 31, 2009

Amount of Offering: $50,000,000 (and up to an additional $10,000,000 if the Underwriters' Option is exercised)

Price: $1,000 per Debenture

Use of Proceeds: The net proceeds to the Trust from the sale of the Debentures, after deducting fees payable to the Underwriters and estimated expenses of the Offering, are estimated to be $47.8 million. If the Underwriters' Option is exercised in full, the net proceeds from the sale of the Debentures hereunder after deducting the fees payable to the Underwriters and the estimated expenses of the Offering, are estimated to be $57.4 million. Approximately $25 million of the net proceeds will be used to repay the Equity Bridge Notes and the remainder will initially be used to repay outstanding bank indebtedness and then will be used for general trust purposes. See "Use of Proceeds".

Risk Factors: An investment in Debentures involves certain risks which should be carefully considered by prospective investors, including the nature of the Debentures, general economic factors, results of operations, financing risks and risks related to the business of the Trust and its assets. See "Risk Factors".

Debentures

Maturity: May 31, 2009

Interest: 9% per annum payable semi-annually in arrears in equal instalments on May 31 and November 30 in each year, commencing May 31, 2004. The first interest payment will include interest accrued from the closing of the Offering to May 31, 2004.

Conversion:

The Debentures will be convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $14.00 per Trust Unit, being a conversion rate of 71.4286 Trust Units per $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture (as defined herein). Notwithstanding the foregoing, no Debentures may be converted during the 5 Business Days preceding and including May 31 and November 30 in each year, commencing May 31, 2004, as the registers of the Debenture Trustee (as defined herein) will be closed during such periods. See "Details of the Offering – Conversion Privilege".

Redemption:

The Debentures will not be redeemable at the option of the Trust on or before May 31, 2007. After May 31, 2007, and on or prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice at a price equal to $1,050 per Debenture after May 31, 2007 and on or before May 31, 2008 and at a price of $1,025 per Debenture after May 31, 2008 and before maturity, in each case, plus accrued and unpaid interest thereon, if any. See "Details of the Offering – Redemption and Purchase".

Payment upon Redemption of Maturity:

On redemption or at maturity, the Trust may, at its option on not more than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy its obligation to pay the redemption price or the principal amount of the Debentures upon maturity, as the case may be, by issuing and delivering that number of Trust Units obtained by dividing the principal amount of the outstanding Debentures which are to be redeemed or which have matured by 95% of the current market price of the Trust Units on the date fixed for redemption or the maturity date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash. The term "current market price" will be defined in the Indenture (as defined herein) to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be. See "Details of the Offering – Payment upon Redemption or Maturity".

Subordination:

The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness (as defined in the Indenture) of the Trust. The Debentures will also be effectively subordinated to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. See "Details of the Offering – Subordination".

Change of Control:

Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units of the Trust, the Trust will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest. See "Details of the Offering – Change of Control of the Trust".

TABLE OF CONTENTS

CONVERSIONS

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.4047
hectares	acres	2.471

In this short form prospectus, unless otherwise noted, all dollar amounts are expressed in Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various provincial securities commissions or similar regulatory authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Initial Annual Information Form of the Trust dated December 10, 2003;

(b) the audited consolidated financial statements and notes thereto of the Trust from formation on July 10, 2002 to December 31, 2002, together with the report of the auditors thereon dated March 21, 2003;

(c) management's discussion and analysis of the financial condition and operating results of the Trust from formation on July 10, 2002 to December 31, 2002;

(d) the unaudited interim consolidated financial statements of the Trust for the nine months ended September 30, 2003;

(e) management's discussion and analysis of the financial condition and operating results of the Trust for the nine months ended September 30, 2003;

(f) the Information Circular - Proxy Statement of the Trust dated April 30, 2003, relating to the annual and special meeting of Unitholders held on June 12, 2003 (excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance");

(g) the Material Change Reports of the Trust dated October 10, 2003 and October 23, 2003, relating to the acquisition of the Carlyle Properties and the October Equity Offering; and

(h) the Material Change Reports of the Trust dated January 22, 2003 and February 4, 2003, relating to the issuance by the Trust of 1,500,000 special warrants for gross proceeds of $15,000,000.

Any material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation, at 1900, 330 – 5th Avenue S.W., Calgary, Alberta, T2P 0L4 (toll free number 1-866-666-1178). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Corporation at the above mentioned address and telephone number.

GLOSSARY OF TERMS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"AIF" means the Initial Annual Information Form of the Trust dated December 10, 2003.

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and the Corporation pursuant to which the Corporation provides certain administrative and advisory services in connection with the Trust.

"Board of Directors" means the board of directors of the Corporation.

"Bridge Lenders" means, collectively, Caribou and the Chairman of the Corporation.

"Bridge Notes" means, collectively, the bridge notes dated September 29, 2003 between the Trust and each of the Bridge Lenders providing for advances of up to $30,000,000 to the Trust to assist with the payout of the then existing credit facility and the payment of the Deferred Purchase Price Obligation as a result of the acquisition of the Carlyle Properties.

"Capital Fund" means the cumulative amount of funds that the Trust retains from Cash Available For Distributions to finance future acquisitions and development of properties.

"Caribou" means Caribou Capital Corp.

"Carlyle Properties" means various working, royalty, proprietary 3D seismic and other interests acquired pursuant to the Carlyle Properties Transaction.

"Carlyle Properties Acquisition Agreement" means the agreement of purchase and sale between the Carlyle Properties Vendor and the Corporation dated effective October 1, 2003 for the purchase of the Carlyle Properties.

"Carlyle Properties Transaction" means the acquisition of the Carlyle Properties by the Corporation pursuant to the Carlyle Properties Acquisition Agreement.

"Carlyle Properties Vendor" means a senior oil and natural gas partnership.

"Cash Available For Distribution" means, for any particular period, all amounts available for distribution during any applicable period by the Trust to holders of Trust Units prior to any retention by the Trust for the Capital Fund.

"CDS" means The Canadian Depositary for Securities Limited.

"Corporation" means, as the context requires, the Trust's wholly-owned subsidiary, Harvest Operations Corp., a corporation amalgamated under the *Business Corporations Act* (Alberta) on January 1, 2004 and, prior to January 1, 2004, a corporation incorporated under the *Business Corporations Act* (Alberta);

"Current Bank Facility" means the credit facility provided by the Current Lender.

"Current Lender" means a syndicate of lenders comprised of two Canadian chartered banks and Alberta Treasury Branches.

"Debentures" means the 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009.

"Deferred Purchase Price Obligation" means, collectively, the ongoing obligation of the Trust to pay to the Corporation and HST, to the extent of the Trust's available funds, an amount equal to 99% of the cost of, including any amount borrowed to acquire, any Canadian resource property acquired by an Operating Subsidiary, and the cost of, including any amount borrowed to fund, certain designated capital expenditures in relation to the Properties.

"Direct Royalties" means royalty interests in petroleum and natural gas rights acquired by the Trust from time to time pursuant to a Direct Royalties Sale Agreement.

"Direct Royalties Sale Agreement" means any purchase and sale agreement between the Trust and an Operating Subsidiary providing for the purchase by the Trust from such Operating Subsidiary of Direct Royalties.

"DRIP Plan" means the Trust's Distribution Reinvestment and Optional Unit Purchase Plan.

"Equity Bridge Notes" means, collectively, the equity bridge notes dated July 28, 2003 and amended September 29, 2003 between the Trust and each of the Bridge Lenders providing for advances of up to $40 million to the Trust to assist in the payout of the Corporation's then existing credit facility and the payment of the Deferred Purchase Price Obligation as a result of the Carlyle Properties Transaction.

"Exchangeable Shares" means the non-voting exchangeable shares in the capital of the Corporation.

"HST" means Harvest Sask Energy Trust, a trust established under the laws of the Province of Alberta, wholly-owned by the Trust.

"Initial Public Offering" means the initial public offering of 3,750,000 Trust Units at a price of $8.00 per Trust Unit completed on December 5, 2002, resulting in gross proceeds of $30,000,000, and includes the over allotment option granted in favour of and exercised by the underwriters to acquire an additional 562,500 Trust Units at a price of $8.00 per Trust Unit, resulting in gross proceeds of $4,500,000.

"NPI" means, collectively, the net profit interest owing by the Operating Subsidiaries to the Trust pursuant to the NPI Agreements.

"NPI Agreements" means, collectively, the amended and restated net profit interest agreement dated September 27, 2002 between Harvest Operations Corp. and the Trust, the royalty agreement dated effective January 17, 2003 between WEI and BNY Trust Company of Canada and the net profit interest agreement dated October 17, 2003 between HST and the Trust and **"NPI Agreement"** means any one of these agreements, as applicable.

"October Equity Offering" means the issue of 4,312,500 Trust Units at a price of $12.00 per Trust Unit for gross proceeds of $51.8 million which was completed on October 16, 2003.

"Operating Subsidiaries" means, collectively, the Corporation and HST, each a wholly-owned subsidiary of the Trust, and **"Operating Subsidiary"** means either of the Corporation or HST, as applicable.

"Properties" means the working, royalty or other interests of the Corporation and HST in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by either of the Corporation or HST from time to time.

"Tax Act" means the Income *Tax Act* (Canada) and the regulations thereunder.

"Trust" means Harvest Energy Trust.

"Trust Indenture" means the amended and restated trust indenture dated September 27, 2002 between the Trustee and the Corporation as such indenture may be further amended by supplemental indentures from time to time.

"Trustee" means the trustee of the Trust, presently Valiant Trust Company of Canada.

"Trust Units" means the units of the Trust, each unit representing an equal undivided beneficial interest therein.

"TSX" means the Toronto Stock Exchange.

"Underwriters" means National Bank Financial Inc., CIBC World Markets Inc., FirstEnergy Capital Corp., Haywood Securities Inc., TD Securities Inc. and Canaccord Capital Corporation.

"Underwriters' Option" means the option granted by the Trust to the Underwriters to purchase up to an additional 10,000 Debentures on the terms described under "Plan of Distribution".

"Unit Incentive Plan" means the Trust's unit incentive plan.

"Unitholders" means holders of Trust Units.

"WEI" means the Trust's former wholly-owned subsidiary, Westcastle Energy Inc., a corporation incorporated under the *Business Corporations Act* (Alberta) and which amalgamated with the Corporation on January 1, 2004, with the amalgamated corporation continuing under the name "Harvest Operations Corp.".

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and the Corporation believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the size of the oil and natural gas reserves;
- projections of market prices and costs and related sensitivities to distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes; and
- the capital expenditure program

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of oil and natural gas reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- domestic and international political and economic uncertainty;
- terrorism; and
- the other factors described under "Risk Factors".

These factors should not be construed as exhaustive. Neither the Trust nor the Corporation undertakes any obligation to publicly update or revise any forward-looking statements.

HARVEST ENERGY TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4. Although the Trust receives income from the NPI from each of the Corporation and HST, all oil and natural gas operations are conducted through the Corporation and the Trust is managed solely by the Corporation pursuant to the Trust Indenture and the Administration Agreement.

Structure of the Trust

The structure of the Trust and the flow of cash from the Properties to the Operating Subsidiaries, from the Operating Subsidiaries to the Trust and from the Trust to Unitholders are set forth below:


Unitholders
Distributable Cash
Harvest Energy Trust
Equity Bridge Notes
Capital Fund (6)
Capital Fund Contribution
NPI Income (5)
Debt Service
Banking Facilities
Operating Subsidiaries (1)(2)
Credit Advances
Direct Royalties (4)
Net Revenue from the Sale of 99% of Production
Reclamation Fund
Reserve Fund
Properties (3)

Notes:

(1) As at the date hereof, the Operating Subsidiaries consist of Harvest Operations Corp. and HST, each of which is a direct wholly-owned subsidiary of the Trust.

(2) Although the Trust receives NPI income from each of the Operating Subsidiaries, all operations and management of the Trust are conducted through the Corporation.

(3) The Operating Subsidiaries own the Properties.

(4) In addition to the NPI, the Trust holds various Direct Royalties.

(5) The Trust receives regular monthly payments in accordance with the NPI Agreements.

(6) The Trust may retain up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of the Properties.

General Development of the Business

The following is a description of the general development of the business of the Trust.

The Corporation was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. The Board of Directors then reviewed its strategic alternatives and based on such review determined that the formation of an energy royalty trust was the optimal structure. On July 10, 2002, the Trust was formed pursuant to the Trust Indenture. On the same date, the Corporation and the Trust entered into a net profit agreement which has been amended and restated effective September 27, 2002 pursuant to which the Corporation granted to the Trust the right to receive income from the net profit interest created thereby on Properties held by the Corporation from time to time. Pursuant to that NPI Agreement, the Trust paid to the Corporation $12.6 million using the proceeds from an interim loan provided by Caribou to the Trust.

On July 10, 2002 the Corporation acquired certain direct royalties and properties from a major oil and natural gas producer for an aggregate purchase price of $26.1 million. The acquisition consisted of an overriding royalty interest of 7.10688% in the Choice Viking Gas Unit No. 1, and an approximate 99% working interest in oil and natural gas producing properties that are both unitized and non-unitized. The purchase price was funded by an advance under the Corporation's credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust.

On August 1, 2002 the Corporation entered into an Agreement of Purchase and Sale with a major oil and natural gas producer to purchase certain direct royalties and properties effective June 1, 2002 for an aggregate purchase price of $71.8 million. The Corporation completed the acquisition on November 15, 2002. The acquisition consisted of a direct royalty interest and an interest in oil and natural gas producing properties located in East Central Alberta. The purchase price was funded by an advance under the Corporation's credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust.

On December 5, 2002, the Trust completed the Initial Public Offering, which resulted in the issuance of 3,750,000 Trust Units and aggregate gross proceeds of $30.0 million. Approximately $22.9 million from the net proceeds of the Initial Public Offering was used to repay interim loans which had been provided by Caribou to the Trust (including accrued interest) and approximately $5.4 million from the net proceeds of the Initial Public Offering was used to partially repay bank indebtedness. The balance was used for general working capital purposes.

On December 17, 2002, the Trust issued 562,500 Trust Units to FirstEnergy Capital Corp. and Haywood Securities Inc. as a result of the exercise of an over-allotment option granted to them in connection with the Initial Public Offering. The gross proceeds from the sale of such Trust Units were $4.5 million.

On February 4, 2003, the Trust sold 1,500,000 special trust unit purchase warrants ("**Special Warrants**") to a syndicate of underwriters at a price of $10.00 per Special Warrant for net proceeds of $13.7 million. Each Special Warrant entitled the holder to receive on exercise or deemed exercise one Trust Unit for the payment of no additional consideration. On March 7, 2003, the Trust received receipts for a (final) prospectus qualifying the Trust Units issuable on exercise of the Special Warrants and on March 7, 2003, the Trust issued 1,500,000 Trust Units on the deemed exercise of the Special Warrants. The net proceeds were used to partially repay bank indebtedness and for working capital.

During April and May, 2003, the Corporation closed the acquisition of various interests in two properties in the Killarney area of Alberta. The properties were acquired from two major oil and natural gas producers for $13.2 million and the issuance of 200,000 Trust Units, respectively. The cash acquisition was financed through the Corporation's credit facilities. Included with the acquisition was an interest in two oil batteries.

At the Annual and Special Meeting of Unitholders of the Trust held on June 12, 2003, Unitholders approved resolutions respecting each of the matters set forth below:

- to amend the Trust Indenture to authorize the creation of an unlimited number of special voting units ("**Special Voting Units**"). Each Special Voting Unit entitles the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Units;

- to amend the Trust Indenture to grant the Corporation (through the Board of Directors) the specific authority and responsibility for any and all matters relating to the terms of the NPI Agreement and other material contracts of the Trust (other than as otherwise provided in the Trust Indenture) including any amendments thereto;

- to amend the Trust Indenture to clarify and elaborate upon the responsibility which had previously been delegated to the Corporation in respect of matters relating to an issuance or offering of Trust Units or any other rights, warrants or other securities to purchase, to convert into or to exchange into Trust Units;

- to authorize an amendment of the articles of the Corporation to create a new class of non-voting common shares, issuable in series ("**Non-Voting Shares**"). Except for the right to notice of and to attend at any meetings of the shareholders of the Corporation, the holder of the Non-Voting Shares will have the same rights as the holders of common shares of the Corporation;

- to increase the number of Trust Units which may be reserved for issuance under the Unit Incentive Plan by 246,000 Trust Units from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units; and

- approving the issuance by the Trust in one or more private placements during the 12 month period commencing June 12, 2003, of up to 11,210,957 Trust Units, subject to certain restrictions.

On June 27, 2003, the Trust completed the acquisition of all of the common shares of WEI and an NPI in certain producing oil and natural gas properties held by WEI in exchange for total consideration of approximately $10.1 million (consisting of the issuance of 625,000 Trust Units, $3 million in cash and a $850,000 unsecured promissory note) plus the assumption of $2.8 million in bank debt and $2.3 million in working capital deficit. The oil and natural gas producing properties acquired included working interests ranging from 20% to 100% in the fields of Amisk, Czar and Killarney, all of which are operated by the Corporation.

On July 29, 2003, the Corporation entered into an agreement in respect of the purchase of partnership interests in a New Brunswick limited partnership which held the Carlyle Properties. On September 29, 2003 the Corporation entered into an agreement wherein the interests of the Corporation in the July 29, 2003 agreement referred to above were assigned to the Carlyle Properties Vendor and wherein it was agreed that substantially all of the Carlyle Properties would be conveyed to the Corporation. On October 1, 2003, the Corporation entered into the Carlyle Properties Acquisition Agreement with the Carlyle Properties Vendor to acquire substantially all of the Carlyle Properties effective October 1, 2003 for total consideration of approximately $80 million, prior to adjustments and transaction costs. Closing of the Carlyle Properties Acquisition occurred on October 16, 2003. Subsequent to the purchase of the Carlyle Properties, the Corporation sold such properties to HST and HST granted an NPI on such properties to the Trust.

On July 28, 2003, the Trust entered into the Equity Bridge Notes to provide funds to pay the Deferred Purchase Price Obligation associated with the Carlyle Properties Transaction. On July 29, 2003, $11 million was advanced to the Trust pursuant to the Equity Bridge Notes to fund a deposit relating to the purchase of the Carlyle Properties. On September 29, 2003, the Trust amended the Equity Bridge Notes to allow advances to be used to pay out the Corporation's then existing credit facility and entered into the Bridge Notes. On September 29, 2003, the Trust received additional advances under the Equity Bridge Notes in the amount of $22.5 million and also received advances of $25.0 million under the Bridge Notes. These amounts were advanced by the Trust to the Corporation on September 30, 2003 and used to pay out in part the approximately $48.1 million owing under the Corporation's then existing credit facility. On October 1, 2003, the $11 million deposit in connection with the Carlyle Properties Transaction was refunded and the Trust used this amount to repay $11 million of principal in respect of the Bridge Notes.

On October 1, 2003, the Corporation entered into an agreement with a Canadian chartered bank to provide a $15 million interim credit facility to be used to pay out WEI's credit facility and to fund working capital requirements. On October 3, 2003, the Corporation paid out approximately $3.8 million in respect of the borrowings plus accrued interest under WEI's credit facility. Upon closing of the Carlyle Properties Transaction on October 16, 2003, the interim credit facility was paid out and replaced with the Current Bank Facility and the Corporation used a portion of this facility to repay $8.5 million of the Equity Bridge Notes and approximately $14 million was used to repay in full the Bridge Notes.

On October 16, 2003, the Trust completed the October Equity Offering and issued 4,312,500 Trust Units at a price of $12.00 per Trust Unit for gross proceeds of $51.8 million. The Trust Units were offered to the public through a syndicate of underwriters, which was led by National Bank Financial Inc. and included CIBC World Markets Inc., FirstEnergy Capital Corp. and Haywood Securities Inc.

RECENT DEVELOPMENTS

Amalgamation of Subsidiaries

On January 1, 2004 WEI amalgamated with Harvest Operations Corp. and the amalgamated corporation continued under the name "Harvest Operations Corp.".

Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

USE OF PROCEEDS

The net proceeds to the Trust from the sale of the Debentures hereunder are estimated to be $47.8 million after deducting the fees of $2,000,000 payable to the Underwriters and the estimated expenses of the Offering of $200,000. If the Underwriters' Option is exercised in full, the net proceeds from the sale of the Debentures hereunder are estimated to be $57.4 million after deducting the fees of $2,400,000 payable to the Underwriters and the estimated expenses of the Offering of $200,000. Approximately $25 million of the net proceeds will be used to repay the Equity Bridge Notes and approximately $22.8 million of the net proceeds will initially be used to repay outstanding bank indebtedness and then will be used for general trust purposes. See "Relationship Between the Corporation's Lenders and Underwriters".

DETAILS OF THE OFFERING

The offering consists of 50,000 Debentures (60,000 Debentures if the Underwriters' Option is exercised in full) at a price of $1,000 per Debenture.

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Indenture (as defined below) with respect to the Debentures. The Trust Units into which the Debentures are issuable upon conversion, redemption or at maturity are described below under the heading "Description of Trust Units".

General

The Debentures will be issued under a trust indenture or supplemental trust indenture to be dated as of the closing date (the "**Indenture**"), which will be made among the Trust, the Corporation and Valiant Trust Company (the "**Debenture Trustee**"), as trustee. The Debentures authorized for issue will be limited in aggregate principal amount to $60,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby.

The Debentures will be dated as of the closing date and will mature on May 31, 2009. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures will bear interest from the date of issue at 9% per annum, which will be payable semi-annually in arrears on May 31 and November 30 in each year, commencing on May 31, 2004. The first interest payment will include interest accrued from the closing of the Offering to May 31, 2004.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per Trust Unit, being a conversion rate of 71.4286 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the 5 Business Days preceding and including May 31 and November 30 and in each year, commencing May 31, 2004, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Trust Units or other securities or other property that on the exercise of the conversion right that such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Redemption and Purchase

The Debentures will not be redeemable on or before May 31, 2007. After May 31, 2007 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a Redemption Price of $1,050 per Debenture after May 31, 2007 and on or before May 31, 2008 and at a Redemption Price of $1,025 per Debenture after May 31, 2008 and before maturity, in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX. The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Subordination

The payment of the principal of, and premium, if any, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as all indebtedness, liabilities and obligations of the Trust (whether outstanding as at the date of the Indenture or thereafter created, incurred or assumed or for which it is or may be liable) (i) in respect of borrowed money of itself or any subsidiary; (ii) in connection with the acquisition of any business, properties or asset by itself or any subsidiary; (iii) in connection with risk mitigation instruments or agreements; (iv) to any trade creditors of itself or any subsidiary; or (v) renewals, extension or refinancings of any of the foregoing, unless the instrument creating or evidencing any of the foregoing provides that such indebtedness, liabilities or obligations are to rank *pari passu*, or subordinate, in right of payment to the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when a default has occurred under the Senior Indebtedness and is continuing and the notice of such default has been given to the Debenture Trustee under the Indenture by the Trust, any holder of a Debenture or any holder of Senior Indebtedness, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the Current Bank Facility, as defined herein.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units (a "**Change of Control**"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "**Debenture Offer**"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "**Debenture Offer Price**").

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "**Interest Obligation**"), on the date it is payable under the Indenture (an "**Interest Payment Date**"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "**Unit Interest Payment Election**"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("**Event of Default**") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust by the current market price of the Trust Units on the relevant date.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Trust Units, on a fully diluted basis, including any Trust Units which may be issued upon conversion, redemption or maturity of the Debentures. The Debenture Trustee may require declarations as to the jurisdictions in which beneficial owners of the Debentures are resident. If the Debenture Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents of Canada or that such a situation is imminent, the Debenture Trustee may make a public announcement thereof and shall not register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Debenture Trustee determines that a majority of the Trust Units are held by non-residents of Canada, the Debenture Trustee may send a notice to non-resident holders of Debentures, chosen in inverse order to the order of acquisition or registration of the Debentures or in such manner as the Debenture Trustee may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days. If the Debenture holders receiving such notice have not sold the specified number of Debentures or provided the Debenture Trustee with satisfactory evidence that they are not non-residents within such period, the Debenture Trustee may, on behalf of such Debenture holder, sell such Debentures, and, in the interim, shall suspend the rights attached to such Debentures. Upon such sale, the affected holders shall cease to be holders of Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures. The trustees of the Trust have similar obligations in respect of the Trust Units which are outlined in the Trust Indenture.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "**Participant**"). On the closing date, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "**Beneficial Owner**") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and

such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "**Debenture Certificates**") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal and premium, if any, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, and premium, if any, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

DESCRIPTION OF TRUST UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As of January 13, 2004, there were 17,109,006 Trust Units issued and outstanding. Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. The Trust Indenture may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, require approval by special resolution of the Unitholders.

The foregoing is a summary of certain provisions of the Trust Indenture. For a complete description of such Trust Indenture, reference should be made to the complete text of the Trust Indenture, copies of which may be viewed at the offices of, or obtained from the Trustee.

EARNINGS COVERAGE RATIOS

The earnings coverage ratios set forth below have been prepared in accordance with Canadian disclosure requirements. These ratios have been prepared using financial information prepared in accordance with Canadian generally accepted accounting principles. The ratios and notes have been prepared for the twelve month period ended September 30, 2003, after giving effect to the issuance of $50,000,000 of Debentures. The ratios for the twelve month period ended September 30, 2003 are based on unaudited financial information. Additional information is provided in the notes to the following table.

	Twelve Months Ended September 30, 2003
Earnings coverage(1)(2)(3)(4)	4.33

Notes:

(1) Earnings coverage is equal to net income before interest expense on all long-term debt, including the Debentures and the Equity Bridge Notes, and before income taxes, all divided by interest expense on all long-term debt, excluding the Debentures and the Equity Bridge Notes. Under Canadian generally accepted accounting principles, the Debentures and the Equity Bridge Notes will be included in Unitholders' equity and the associated interest payment will be charged to equity.

(2) If the interest from the Debentures and the Equity Bridge Notes were included in interest expense, the earnings coverage ratio would be 1.63 for the twelve months ended September 30, 2003 (1.45 if $60,000,000 principal amount of Debentures are issued). The Trust's interest requirements, including Debenture interest, after giving effect to the issue of $50,000,000 principal amount of Debentures, amount to $7.54 million for the twelve month period ended September 30, 2003 ($8.44 million if $60,000,000 principal amount of Debentures are issued). The Trust's earnings before interest and income tax for the twelve month period ended September 30, 2003 was $12.3 million.

(3) It is assumed that there are no additional earnings derived from the net proceeds of the Debentures.

(4) If $60,000,000 principal amount of Debentures are issued, earnings coverage for the twelve months ended September 30, 2003 is 4.33.

(5) The Trust was formed on July 10, 2002 and accordingly its fiscal period ended December 31, 2002 did not comprise a complete twelve months.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002, September 30, 2003, September 30, 2003 after giving effect to the October Equity Offering, the Carlyle Properties Transaction and the repayment of the Bridge Notes and September 30, 2003 after giving effect to the October Equity Offering, the Carlyle Properties Transaction, the repayment of the Bridge Notes and this Offering:

	As at December 31, 2002	**As at September 30, 2003**	**As at September 30, 2003 After Giving Effect to the October Equity Offering, the Carlyle Properties Transaction and the Repayment of the Bridge Notes**	**As at September 30, 2003 After Giving Effect to the October Equity Offering, the Carlyle Properties Transaction, the Repayment of the Bridge Notes and this Offering[7]**
Bank Debt[1]	$45,286,396	$2,825,000	$56,439,487[2]	$33,639,487[2]
Debentures	--	--	--	$50,000,000
Bridge Notes	--	$25,000,000	--[3]	--[3]
Equity Bridge Notes	--	$33,500,000	$25,000,000[4]	--[4] [5]
Trust Units[6]	$36,727,997 (9,312,500 Trust Units)	$66,094,529 (12,522,889 Trust Units)	$114,390,000 (16,835,389 Trust Units)	$114,390,000 (16,835,389 Trust Units)

Notes:

(1) The Corporation currently has a credit facility of $89 million. The facility bears interest at rates ranging from 0.25% to 1.5% above prime rate, and is dependent upon the Trust's debt to cash flow ratio. The borrowing base is reduced monthly by $4.5 million commencing January 31, 2004. The Corporation is subject to a standby fee equal to 0.125% per annum on the undrawn amount of the credit facility. Security for the credit facility includes a general assignment of book debts, a $150,000,000 debenture and a floating charge over all of the assets of the Corporation.

(2) Reflects $53,614,487 used to close the Carlyle Properties Transaction on October 16, 2003.

(3) Includes the repayment of $11 million of the Bridge Notes on October 1, 2003 and the repayment of the remaining $14 million of the Bridge Notes with proceeds of the October Equity Offering.

(4) $8.5 million of the proceeds of the October Equity Offering was used to repay the Equity Bridge Notes.

(5) The Equity Bridge Notes will be paid out in full with the proceeds of this Offering.

(6) In addition, as at September 30, 2003, rights were outstanding to purchase an aggregate 850,000 Trust Units, exercisable at prices between $7.80 and $10.75, which were granted pursuant to the Unit Incentive Plan.

(7) Amounts do not include exercise of the Underwriters' Option, which, if exercised in full, would result in bank debt of $24,039,487, Debentures of $60,000,000, Bridge Notes of $Nil, Equity Bridge Notes of $Nil and Trust Units of $114,390,000 (16,835,389 Trust Units).

DISTRIBUTIONS TO UNITHOLDERS

The following per Trust Unit distributions have been payable to holders of Trust Units on record dates during the following periods.

	Distribution Per Trust Unit
2002:	
December	$0.20
2003:	
January	$0.20
February	$0.20
March	$0.20
April	$0.20
May	$0.20
June	$0.20
July	$0.20
August	$0.20
September	$0.20
October	$0.20
November	$0.20
December	$0.20

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units are listed and posted for trading on the TSX under the symbol HTE.UN. The following table sets forth the high and low trading prices and the aggregate volume of trading of the Trust Units on the TSX for the periods indicated (as quoted by the TSX):

	The Toronto Stock Exchange		
Period	High $	Low $	Volume
2002			
December 5 – 31	9.50	8.25	561,757
2003			
First Quarter	11.75	9.45	891,879
Second Quarter	10.50	9.55	1,795,326
Third Quarter	12.75	9.82	1,883,552
Fourth Quarter	14.20	11.97	2,925,275
2004			
January 1 – 13	14.40	13.25	629,151

Note:

(1) The Trust Units commenced trading on the TSX on December 5, 2002.

On January 9, 2004, the last completed trading day on which the Trust Units traded prior to announcement of this Offering, the closing price of the Trust Units was $13.68. On January 13, 2004 the closing price of the Trust Units was $13.63.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated January 14, 2004 among the Trust, the Corporation and the Underwriters, the Trust has agreed to issue and sell the Debentures and the Underwriters have severally agreed to purchase on or about January 29,

2004, or such other date as may be agreed upon by the parties, subject to the terms and conditions stated therein, all of the 50,000 Debentures offered hereby at a price of $1,000 per Debenture. In consideration for their services in connection with this offering, the Underwriters will be paid a fee of $40 per Debenture issued by the Trust.

The Trust has granted to the Underwriters the Underwriters' Option to purchase up to an additional 10,000 Debentures on the same terms as this offering, exercisable at any time until 48 hours prior to the closing of the Offering, which additional Debentures are qualified for distribution under this prospectus. If the Underwriters' Option is exercised in full, the total offering, the Underwriters' fee and the net proceeds of the offering prior to issue expenses will be $60,000,000, $2,400,000 and $57,600,000, respectively.

The obligations of the Underwriters under the Underwriting Agreement are several and the Underwriters may terminate their obligations at their discretion upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase its allotment of Debentures, the remaining Underwriter or Underwriters are obligated to purchase the Debentures not purchased by the Underwriter or Underwriters which fail to purchase. Notwithstanding the foregoing, however, in the event one or more of the Underwriters who have an obligation to purchase in the aggregate more than 5 per cent of the Debentures offered hereunder fail to purchase their allotment of Debentures, the remaining Underwriter or Underwriters have the right but not the obligation to purchase the Debentures not purchased by the Underwriter or Underwriters which fail to purchase or the remaining Underwriter or Underwriters have the right to terminate their obligations under the Underwriting Agreement. The Underwriters are obligated to take up and pay for all the Debentures hereunder if any Debentures are acquired under the Underwriting Agreement.

The Trust has applied to list the Debentures distributed under this short form prospectus and the Trust Units issued on conversion, redemption or maturity of the Debentures on the TSX. Listing will be subject to the Trust fulfilling all the listing requirements of the TSX.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged for the purpose of creating actual or apparent trading in, or raising the price of the Trust Units. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it will not, without the prior consent of National Bank Financial Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, directly or indirectly, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the closing of the Offering, except for the purposes of the Unit Incentive Plan, the issuance of Trust Units pursuant to the DRIP Plan, the issuance of securities in connection with an acquisition, merger, consolidation or amalgamation or the issuance of Trust Units upon the exercise of currently existing rights or instruments.

The Debentures have not been and will not be registered under the United States *Securities Act* of 1933, as amended (the "**1933 Act**") or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement enables the Underwriters to offer and resell the Debentures that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Debentures outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, any offer or sale of Debentures offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

RELATIONSHIP BETWEEN THE CORPORATION'S LENDERS AND THE UNDERWRITERS

National Bank Financial Inc. is an indirect wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Corporation and to which the Corporation is indebted. See note (1) to the table under "Consolidated Capitalization of the Trust" for a description of the credit facility of the Corporation. Consequently, the Trust may be considered to be a connected issuer of this Underwriter for the purposes of securities regulations in certain provinces. The decision to distribute the Trust Units hereby and the determination of the terms of distribution were made through negotiations between the Corporation, on behalf of the Trust, and National Bank Financial Inc., on behalf of the Underwriters. The bank did not have any involvement in such decision or determination; however, the bank has been advised of the issuance and the terms thereof. As a consequence of this issuance, National Bank Financial Inc. will receive its share of the Underwriters' fee. All of the net proceeds of this Offering, other than approximately $25 million which will be used to repay the Equity Bridge Notes, will initially be used to repay a portion of the indebtedness of the Trust to such bank. See "Use of Proceeds".

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP (collectively, "**Counsel**"), the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder (the "**Regulations**") generally applicable to a holder who acquires Debentures pursuant to this Offering and Trust Units acquired thereunder (collectively, the "**Securities**") and who, for purposes of the Tax Act and all relevant times, holds the Securities as capital property and deals at arm's length with the Trust. Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (b) a subscriber an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "**Proposed Amendments**") and Counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, regulatory or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Securities, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Securities should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Securities pursuant to this Offering or Trust Units upon the conversion or repayment of the Debentures, having regard to their particular circumstances.

Holders of Securities Resident in Canada

This portion of the summary is applicable to holders of Securities who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Debentures

Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it

to the end of the particular taxation year or that has become receivable by or is received by it before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, although the Debenture is not an "investment contract" (as defined in the Tax Act), if at any time a Debenture should become an "investment contract" in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

A transferor of a Debenture will generally be required to include as interest, and not as proceeds of disposition, the amount of accrued but unpaid interest on such Debenture at the time of transfer except to the extent such amount was otherwise included in the transferor's name. The computation of the amount of such interest on a transfer of Debentures is complex, and in some circumstances unclear. Sellers or transferors of Debentures should consult their own advisors regarding the tax consequences applicable to them.

Exercise of Conversion Privilege

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Trust Units (other than Trust Units issued and cash received in respect of interest). The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures".

The cost to the holder of the Trust Units so acquired will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

Redemption or Repayment of Debentures

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as or in lieu of unpaid interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have proceeds of disposition equal to the fair market value of the Trust Units so received and the amount of any cash received in lieu of fractional Trust Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Trust Units so received will also be equal to their fair market value at the time of the exchange and must be averaged with the adjusted cost base of all other Trust Units held as capital property by the holder for the purpose of calculating the adjusted cost base of such Trust Units.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below, in respect of accrued interest) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Trust Units which treatment is discussed below under "Holders of Securities Resident in Canada – Trust Units".

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will generally be excluded in computing the holder's proceeds of disposition of the Debenture.

Trust Units

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is

paid or payable to the Unitholder in that particular taxation year, notwithstanding that any such amount is payable by the issuance of additional Trust Units. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "**resource profits**") for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to a Unitholder of a Trust Unit is less than zero at the end of a taxation year, such negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in that year.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Redemption Notes (as defined in the AIF) are issued to the Unitholder, the proceeds of disposition will include the fair market value of the Redemption Notes. Where Trust Units are redeemed and Notes (as defined in the AIF) are distributed to the Unitholder in satisfaction of the Redemption Price, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the Notes so distributed. Generally, one-half of any capital gain (a "**taxable capital gain**") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "**allowable capital loss**") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A capital loss realized on the disposition of a Trust Unit will generally be reduced by the amount of any non-taxable dividends which are received by the Trust and payable to the Unitholder and, where the Unitholder is a corporation, the amount of any taxable dividends which are received by the Trust, are payable to such Unitholder and are deductible by the corporation in computing its taxable income. Similar rules apply where the Unitholder is a partnership or a trust.

The cost to a Unitholder of Trust Units acquired on conversion of a Debenture will equal the fair market value of the Trust Units at that time (including Trust Units issued in respect of accrued but unpaid interest) plus the amount of any other reasonable costs incurred in connection therewith. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

Taxable capital gains realized by a Unitholder who is an individual may give rise to "alternative minimum tax" depending on the particular Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income including taxable capital gains.

The adjusted cost base of any Note or Redemption Note distributed or issued to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Note or Redemption Note at the time of the distribution or issuance, as the case may be, less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Note or Redemption Note (including interest that had accrued to the date of the acquisition of the Note by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note, an offsetting deduction may be available.

Holders of Securities Not Resident in Canada

This portion of the summary applies to a holder of Securities who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Securities in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "**Non-Resident**").

Debentures

Interest paid or credited, or deemed to be paid or credited (including any premium on redemptions and accrued interest on sales or transfers described below), to a Non-Resident holder of Debentures, Notes or Redemption Notes will generally be subject to Canadian withholding tax at a rate of 25% unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 10% where such interest is paid or credited, or deemed paid or credited, to Non-Resident holders of Debentures, Notes or Redemption Notes who are residents of the United States for purposes of the *Canada-United States Income Tax Convention, 1980* (the "**US Treaty**"). A transfer or sale of a Debenture by a Non-Resident where there is accrued or unpaid interest will, in certain circumstances, be treated as the receipt of interest by the Non-Resident and will also be subject to Canadian withholding tax, as described herein, and the vendor or transferee will be subject to the obligation to withhold and remit such tax in the manner prescribed in the Tax Act.

Interest paid or credited, or deemed to be paid or credited, to a Non-Resident on a Note or Redemption Note will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding generally is reduced to 10% where such interest is paid or credited, or deemed to be paid or credited, to Non-Residents who are residents of the United States for purposes of the *Canada-United States Income Tax Convention, 1980.*

The disposition of a Debenture by a Non-Resident holder will generally not be subject to tax under the Tax Act for the same reasons as discussed below if Trust Units held by a particular holder (including Trust Units acquired upon a conversion or repayment of Debentures) did not constitute "taxable Canadian property" as described under "Holders of Securities Not Resident in Canada – Trust Units" except to the extent that the disposition is to a Canadian resident and a portion of the proceeds are deemed to be interest. Such interest will generally be subject to Canadian withholding tax as described above.

The computation of the amount of interest which is deemed to have been paid on a transfer of Debentures is complex, and in some circumstances unclear. Sellers or transferors of Debentures should consult their own advisors as to whether any withholding obligation applies.

Trust Units

Where the Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the Trust, such amount will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the US Treaty.

A capital gain realized by a Non-Resident Unitholder from a disposition or deemed disposition of a Trust Unit will not be subject to tax under the Tax Act provided that the Trust Unit does not constitute "taxable Canadian property" to the particular holder. Trust Units of a Non-Resident Unitholder will generally not constitute "taxable Canadian property" under the Tax Act unless either: (a) at any time during the period of sixty months immediately preceding the disposition of Trust Units by such Non-Resident Unitholder, not less than 25% of the issued Trust Units, or rights to acquire not less than 25% of the issued Trust Units (including rights arising under the Debentures), were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm's length or by any combination thereof; or (b) the Non-Resident Unitholder's Trust Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of the Trust Units under the same rules that apply to residents of Canada.

If the Trust ceases to qualify as a mutual fund trust, there may be adverse income tax consequences for Non-Resident Unitholders who acquire an interest in the Trust.

Status of the Trust

Based on representations made to Counsel by the Corporation, the Trust currently qualifies, and will qualify on the date of the closing of this Offering, as a "unit trust" and a "mutual fund trust" as defined in the Tax Act and this summary assumes that the Trust will continue to so qualify thereafter for the duration of its existence. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must not have been established or at any time be maintained primarily for the benefit of persons who are not residents of Canada for the purposes of the Tax Act. Secondly, the Trust must have at least 150 Unitholders each of whom owns not less than one "block" of Trust Units and each of whom owns Trust Units having an aggregate fair market value of not less than $500. In this case, a "block" of Trust Units generally means 100 Trust Units if the fair market value of one Trust Unit is less than $25. Thirdly, the Trust is required to restrict its activities to investing in property (other than real property or an interest in real property) and acquiring, holding, maintaining, improving, leasing or managing real property (or an interest in real property) that is capital property to the Trust.

Should the Trust not qualify as a mutual fund trust, the income tax considerations applicable to the Trust and to holders of Securities would in some respects be materially different than those described in this summary.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for each taxation year all amounts that are receivable during the year on royalties held by it, including the NPI. The Trust will also be required to include in its income all interest, including interest on the Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on shares owned by the Trust will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will be entitled to deduct, on an annual basis, reasonable administrative expenses incurred in its ongoing operations. The Trust will be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Securities. The amount of such issue costs deductible by the Trust in a taxation year is 20% of such costs, pro-rated for short taxation years, to the extent such amount was not deductible by the Trust in computing income for a preceding taxation year. Generally speaking, the Trust will be able to deduct interest paid or payable on the Debentures. Interest on the Redemption Notes may not be deductible by the Trust. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense ("**COGPE**") account at the end of that year, prorated for short taxation years. Counsel is advised that the cost of the NPI has been added to the Trust's cumulative COGPE account. Provided that the NPI constitutes a "Canadian resource property", where, as a result of a sale of a property by an Operating Subsidiary and the extinguishment of the NPI with respect thereto, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds ("**Royalty Disposition Proceeds**") will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year is utilized in that year by the Trust to acquire additional oil and gas royalty interests in respect of one or more "Canadian resource properties", as defined under the Tax Act, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of the Trust is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year. Recent amendments to the Tax Act clarify that the NPI will only constitute a "Canadian resource property" if, generally speaking, 90% or more of the revenue therefrom is derived from production.

Subject to the comments below, the Trust may generally deduct in computing its income for a year a "resource allowance" computed by reference to its "adjusted resource profits" calculated in accordance with the Regulations and a portion of Crown charges paid or reimbursed by it. Generally, the Trust's adjusted resource profits will equal its income from any royalties less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders. Recent amendments to the Tax Act will phase out the resource

allowance and phase in the deductibility of Crown charges commencing in 2003. After 2006, the resource allowance will be eliminated and Crown charges will be fully deductible.

Under the Trust Indenture, an amount equal to all of the royalty, interest and dividend income of the Trust for each year, together with the taxable and non-taxable portions of any capital gains realized by the Trust in the year (net of the Trust's expenses, including interest on the Debentures, and amounts, if any, required to be retained to pay any tax liability of the Trust) will be payable to the Unitholders. Royalty Disposition Proceeds will also be payable to the Unitholders to the extent such proceeds create a negative balance in the cumulative COGPE account of the Trust as at December 31 of any year. Subject to the exceptions described below, all amounts payable to the Unitholders shall be paid by way of cash distributions.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness (including the Debentures and the Redemption Notes). Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units in lieu of the Trust paying tax thereon.

For purposes of the Tax Act, Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, based on representations from the Corporation and the Trust as to certain factual matters, and subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations", the Debentures and the Trust Units issuable on conversion, redemption or at maturity of the Debentures will, on the date of closing, be qualified investments for trusts governed by registered retirement savings plans ("**RRSP**"), registered retirement income funds ("**RRIF**"), deferred profit sharing plans (other than, with respect to the Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by the Trust or a corporation with which the Trust does not deal at arm's length within the meaning of the Tax Act) and registered education savings plans ("**RESP**") under the Tax Act as in effect on the date hereof. The Corporation has advised Counsel that the cost amount of foreign property of the Trust, if any, has always been and will be less than 30% of the cost amount of all property of the Trust and accordingly the Debentures and Trust Units will not, on the date of closing, constitute foreign property for such plans.

RISK FACTORS

An investment in the Trust Units is subject to certain risks. Investors should carefully consider the risks described under "Risk Factors" in the AIF in addition to the additional risks described below.

Market for Debentures

There is currently no market through which the Debentures may be sold. There can be no assurances that an active market will develop for the Debentures after the offering, or if developed, that such a market will be sustained at the price level of the Offering.

Prior Banking Indebtedness

The payment of the principal of, and premium, if any, and interest on, the Debentures will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Trust. Such payment will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

Absence of Covenant Protection

The Indenture will not limit the ability of the Trust to incur additional debt or liabilities (including Senior Indebtedness) or to make distributions. The Indenture does not contain any provision specifically intended to protect holders of Debentures in the event of a future leveraged transaction involving the Trust.

Changes in Accounting Standards Applicable to the Debentures and Equity Bridge Notes

On November 3, 2003 the Accounting Standards Board of the Canadian Institute of Chartered Accountants approved a change to accounting standards applicable to instruments such as the Debentures and Equity Bridge Notes. The new standards require that the amounts outstanding under the Debentures and Equity Bridge Notes will be classified as liabilities and that the associated interest costs be included as interest expense in the determination of net income. The new standards are effective for periods beginning on or after November 1, 2004.

Volatility of Commodity Prices and Foreign Exchange Rates

The Trust's results of operations and financial condition, and therefore the NPI and the Direct Royalties, will be dependent on the prices received for petroleum, natural gas and natural gas liquids production. Prices for petroleum, natural gas and natural gas liquids have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Corporation or the Trust. Oil prices received from production in Canada also reflect changes in the Canadian/U.S. currency exchange rate. Any decline in Petroleum oil and natural gas prices or increases in differentials could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. The Corporation may manage the risk associated with changes in commodity prices and foreign exchange rates by entering, or causing the Trust to enter, from time to time, into crude oil and natural gas price hedges and foreign exchange contracts. To the extent that the Corporation or the Trust engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to counterparty risk. In addition, commodity hedge contracts may require, from time to time, margin payments to be made which could impact negatively on the Trust's ability to make distributions to Unitholders. The Corporation must also meet certain ongoing hedging covenants under its credit facility. To the extent that commodity prices increase significantly, Cash Available for Distribution could be negatively affected.

Revised Reserve Disclosure

The Trust will be subject to National Instrument 51-101 of the Canadian Securities Administrators, which was implemented in September, 2003 and requires public filings applying the new standards in 2004, containing information as at the end of the financial year that ends on, or includes December 31, 2003, which prescribes standards for the preparation and disclosure of oil and gas reserves and related estimates, requires the annual public filing of certain of those estimates and other information pertaining to oil and gas activities, and specifies responsibilities of corporate directors. In particular, definitions of proven reserves and probable reserves have been modified and contain specific quantifications of levels of certainty, and probable reserves will be reduced to account for risk. Additionally, evaluators have been made accountable to standards contained in National Instrument 51-101. In the result, there can be no assurance that the quantities and estimated future net cash flow of the reserves of the Trust may not be reduced.

Non-resident Ownership of Trust Units

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of non-residents of Canada ("**non-residents**") within the meaning of the Tax Act. The Trust Indenture provides that if at any time the Trust becomes aware that the beneficial owners of 49% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trust, by or through the Corporation on the Trust's behalf, shall take such action as may be necessary to carry out the foregoing intention. See "Risk Factors – Change in Trust's Status under Tax Laws" in the AIF.

Accounting Write-Downs as a Result of GAAP

Canadian Generally Accepted Accounting Principles ("**GAAP**") require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of the Trust. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the Trust Unit price.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flows from reserves. If net capitalized costs exceed the

estimated recoverable amounts, the Corporation will have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

INTEREST OF EXPERTS

Certain legal matters in connection with the issuance of the Trust Units offered hereby will be passed upon on behalf of the Trust by Burnet, Duckworth & Palmer LLP, Calgary, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary. As of the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, owned less than 2% of the outstanding Trust Units and the partners and associates of Blake, Cassels & Graydon LLP, as a group, owned less than 1% of the outstanding Trust Units.

Reserve estimates contained in the AIF, and incorporated by reference into this prospectus, are based upon reports prepared by McDaniel & Associates Consultants Ltd., as independent consultants, as of January 1, 2003. As of the date hereof, the partners, as a group, of McDaniel & Associates Consultants Ltd. own, directly or indirectly, less than 1% of the outstanding Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal offices in Calgary and Toronto.

AUDITORS' CONSENT

The Board of Directors of Harvest Operations Corp.

We have read the short form prospectus dated January •, 2004 relating to the qualification for distribution of 50,000 9% convertible unsecured subordinated debentures of Harvest Energy Trust (the "**Trust**"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned short form prospectus of our report dated March 21, 2003 to the Trustee of the Trust and the Directors of Harvest Operations Corp. (the "**Corporation**") on the audited consolidated financial statements of the Trust from formation on July 10, 2002 to December 31, 2002, our report dated September 18, 2002 to the Board of Directors of the Corporation on the audited schedule of revenue and expenses for properties acquired from Devon Canada Corporation for the three years ended December 31, 2001, our report dated September 18, 2002 to the directors of the Corporation on the audited schedule of revenue and expenses for properties acquired from Anadarko Canada Corporation for the three years ended December 31, 2001, our report dated October 3, 2003 to the directors of the Corporation on the audited schedule of revenue and expenses for the Carlyle Properties for the three years ended December 31, 2002 and our compilation report dated November 21, 2003 to the Trustee of the Trust and the directors of the Corporation on the pro forma financial statements of the Trust as at and for the nine months ended September 30, 2003 and the year ended December 31, 2002.

Calgary, Canada
January •, 2004

Chartered Accountants

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE TRUST AND PROMOTERS

Dated: January 14, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of all of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

HARVEST ENERGY TRUST
BY: Harvest Operations Corp.

(signed) Jacob Roorda
President and as chief executive officer

(signed) David M. Fisher
Vice-President, Finance and as chief financial officer

On behalf of the Board of Directors

(signed) M. Bruce Chernoff
Director

(signed) John A. Brussa
Director

PROMOTERS

(signed) M. Bruce Chernoff

(signed) Kevin A. Bennett

CERTIFICATE OF UNDERWRITERS

Dated: January 14, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of all of the provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (signed) L. Trevor Anderson

CIBC WORLD MARKETS INC.

By: (signed) T. Timothy Kitchen

FIRSTENERGY CAPITAL CORP.

By: (signed) Nicholas J. Johnson

HAYWOOD SECURITIES INC.

By: (signed) David G. McGorman

TD SECURITIES INC.

By: (signed) Alec W. G. Clark

CANACCORD CAPITAL CORPORATION

By: (signed) Karl B. Staddon